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As filed with the Securities and Exchange Commission on December 23, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Brookfield Property Partners L.P.
(Exact name of registrant as specified in its charter)

Bermuda (State or other jurisdiction of incorporation or organization)	6500 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

73 Front Street Hamilton, HM 12 Bermuda, (441) 294-3309
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John Stinebaugh
Brookfield Property Group LLC
Brookfield Place
250 Vesey Street, 15th Floor, New York, NY 10281-1023, (212) 417-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mile T. Kurta, Esq.
Torys LLP
1114 Avenue of the Americas
New York, NY 10036
Telephone: 212-880-6000
Fax: 212-880-0200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement and all other conditions to the offer described in the Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐ Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

 CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Limited Partnership Units, no par value	186,211,700(1)	Not applicable	$3,523,514,457.40(2)	$453,829(3)

(1)
Represents the maximum number of BPY limited partnership units issuable in the offer and in any compulsory acquisition or subsequent transaction.
(2)
Pursuant to Rule 457(c) and Rule 457(f)(1) of the Securities Act, solely for purposes of calculating the registration fee, the maximum aggregate offering price of BPY limited partnership units is based on the product of (a) $19.39, the average of the high and low sale prices of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis, minus (c) $1,865,507,718, the maximum amount of cash consideration payable in the offer and in any compulsory acquisition or subsequent transaction.
(3)
Determined in accordance with section 6(b) of the Securities Act to be $453,829 which is equal to 0.0001288 multiplied by the proposed maximum aggregate offering price of $3,523,514,457.40.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information contained in this document is not complete and may be changed. The Offerors may not complete the Offer and issue these securities until the registration statement filed with the U.S. Securities and Exchange Commission (the "SEC") is declared effective. This document is not an offer to sell these securities, and the Offerors are not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED DECEMBER 23, 2013

This document is important and requires your immediate attention. If you are in doubt as to any aspect of the document, you should consult your investment dealer, broker, lawyer or other professional advisor. The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer, upon the securities offered pursuant to the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is a criminal offence.

Information has been incorporated by reference in this document from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of Brookfield Property Partners' Corporate Secretary at 73 Front Street, Hamilton, HM 12, Bermuda,+ 441 294-3309, and are also available electronically at www.sedar.com.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offerors or their agents may, in the Offerors' sole discretion, take such action as the Offerors may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

[          ], 2014

BROOKFIELD PROPERTY PARTNERS L.P.	BROOKFIELD PROPERTY SPLIT CORP.	BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

OFFER TO PURCHASE

any or all of the issued and outstanding common shares of

BROOKFIELD OFFICE PROPERTIES INC.

for consideration for each BPO Common Share of one BPY Unit or $20.34 in cash at the election of each holder, subject, in each case, to pro-ration as set out herein.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. EASTERN STANDARD TIME ("EST") ON
[          ], 2014 UNLESS THE OFFER IS EXTENDED (the "Expiry Time") OR WITHDRAWN BY THE OFFERORS.

Brookfield Property Partners L.P. ("Brookfield Property Partners" or "BPY") and its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP" and, collectively with BPY and BOP Split, the "Offerors") hereby offer (the "Offer") to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the "BPO Common Shares") of Brookfield Office Properties Inc. ("BPO"), including the BPO Common Shares that may become issued and outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of options or any other rights to acquire BPO Common Shares (such options or rights, the "Other Securities"), other than BPO Common Shares held by the Offerors and their subsidiaries. Under the Offer, each holder of BPO Common Shares (each, a "Shareholder") may elect to receive, for each BPO Common Share tendered by such Shareholder, one non-voting limited partnership unit of Brookfield Property Partners (the "BPY Units") or $20.34 in cash, subject, in each case, to pro-ration as set out herein (the "Offered Consideration"). The total number of BPY Units that may be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number BPO Common Shares to be acquired under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Shareholders who tender in the Offer but do not make an election between BPY Units and cash will be deemed to have elected to receive BPY Units.

Canadian Shareholders can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP (the "Exchange LP Units"). Canadian Shareholders who tender in the Offer but do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

The BPO Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "BPO". The closing prices and 30-day volume weighted average prices of the BPO Common Shares on the TSX and the NYSE on September 27, 2013, the last trading day prior to the announcement of the Offerors' intention to make the Offer, were C$17.29 and $16.77, respectively and C$17.16 and $16.51, respectively. The closing prices of the BPO Common Shares on the TSX and the NYSE on December 17, 2013 were C$20.52 and $19.34, respectively.

The BPY Units are listed and posted for trading on the TSX under the symbol "BPY.UN" and the NYSE under the symbol "BPY". The closing prices of the BPY Units on the TSX and the NYSE on December 17, 2013 were C$21.00 and $19.79, respectively.

The Exchange LP Units described in this document have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "U.S. Securities Act"), and may not be offered or sold in the United States or to U.S. Persons.

An investment in the BPY Units offered pursuant to the Offer involves certain risks. For a discussion of risk factors Shareholders should consider in evaluating the Offer, see the "Risk Factors" section of this document starting on page 23.

 NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The Offer is being made for the securities of a Canadian issuer. The historical financial information of BPO and the Offerors which is included or incorporated by reference herein is prepared in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which differ from United States generally accepted accounting principles ("U.S. GAAP") in certain material respects, and is subject to Canadian auditing and auditor independence standards and, thus, may not be comparable to financial information presented by U.S. companies.

        The enforcement by Shareholders of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that BPO and the Offerors are incorporated or otherwise established and located outside the United States, that the Depositary, Information Agent, and some of their respective officers and directors are non-residents of the United States, that some of the experts named in the Circular are non-residents of the United States, and that some of the assets of BPO and the Offerors and the Persons referred to above are located outside the United States. Shareholders may not be able to sue BPO or the Offerors, or their respective officers or directors, as applicable, in a foreign court for violations of United States federal or state securities law. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a United States court's jurisdiction.

        The securities to be delivered in connection with the Offer have not been approved or disapproved by the SEC or the securities regulatory authorities of any state nor has the SEC or the securities regulatory authorities of any state passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is unlawful.

 REPORTING CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION

        All references to "$" or "US$" mean U.S. dollars. References to "C$" mean Canadian dollars.

        The Bank of Canada noon rate of exchange on December 17, 2013 for Canadian dollars was $1.00 = C$1.0610.

CURRENCY OF INFORMATION AND MEANING OF CERTAIN REFERENCES

        Unless otherwise indicated, information in this document is given as of November 30, 2013.

        References in this document to BPY Units, in the context of discussion of the Offered Consideration, shall mean either BPY Units or Exchange LP Units, as applicable.

        References in this document to the Maximum Unit Consideration and the Maximum Cash Consideration are based on 527,290,471 fully-diluted BPO Common Shares outstanding.

HISTORICAL PERFORMANCE, MARKET DATA AND FINANCIAL INFORMATION

        This document contains information relating to Brookfield Property Partners' business as well as historical performance and market data for Brookfield Asset Management Inc. ("Brookfield Asset Management") and certain of its operating platforms. When considering this data, Shareholders should bear in mind that historical results and market data may not be indicative of the future results that you should expect from Brookfield Property Partners.

        Unless otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated.

 NOTICE REGARDING BPO INFORMATION

        Except as otherwise indicated herein, the information concerning BPO contained in this document has been taken from or is based upon publicly available information filed with Canadian and U.S. securities regulators and other public sources. BPO has not confirmed the accuracy and completeness of the information in respect of BPO contained herein. Neither the Offerors, nor any Person acting jointly or in concert with the Offerors, nor any of the directors or officers of the Offerors or such Persons, assumes any responsibility for the accuracy or completeness of such information or any failure by BPO to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offerors or such Persons. Except as otherwise indicated herein, the Offerors have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding BPO or whether there has been any failure by BPO to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

USE OF NON-IFRS MEASURES BY BROOKFIELD PROPERTY PARTNERS

        In addition to results reported in accordance with IFRS, Brookfield Property Partners uses certain non-IFRS financial measures, such as property net operating income ("NOI") and funds from operations ("FFO"). NOI and FFO do not have standard meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI and FFO should not be regarded as alternatives to other financial reporting measures prepared in accordance with IFRS and should not be considered in isolation or as substitutes for measures prepared in accordance with IFRS. We define each of these measures as follows:

  •
  NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

  •
  FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

        NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. Brookfield Property Partners evaluates the performance of its office segment by evaluating NOI from "Existing properties", or "same store" basis, and NOI from "Additions, dispositions and other". NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments, and "one-time items", which for the historical periods presented consists primarily of lease termination income. NOI presented within "Additions, dispositions and other" includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the "Existing properties" portion of NOI. Brookfield Property Partners does not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of its investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, Brookfield Property Partners does not evaluate the operating results of its other segments on a same store basis based on the nature of the investments.

        Brookfield Property Partners also considers FFO an important measure of its operating performance. Brookfield Property Partners' definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investments Trust, or NAREIT, definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, Brookfield Property Partners also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts ("REITs"). These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Brookfield Property Partners' FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. Brookfield Property Partners reconciles FFO to net income rather than cash flow from operating activities as it believes net income is the most comparable measure.

        Brookfield Property Partners does not utilize net income on its own as a key metric in assessing the performance of its business because, in Brookfield Property Partners' view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, Brookfield Property Partners recognizes that others may wish to utilize net income as a key measure and therefore provides a reconciliation of net income to NOI and FFO on pages A-52 and A-67 in this document.

        Brookfield Property Partners urges Shareholders to review the IFRS financial measures contained herein, including the financial statements, the notes thereto, Brookfield Property Partners' pro forma financial statements and the other financial information contained herein, and not to rely on any single financial measure to evaluate Brookfield Property Partners.

 FORWARD LOOKING INFORMATION

        This document contains "forward-looking information" within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking information includes statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Offerors' operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts", "likely", or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

        Although the Offerors believe that their anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the Offerors' control, which may cause the Offerors' actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking information.

        Factors related to the Offer that could cause actual results to differ materially from those contemplated or implied by forward-looking information include, but are not limited to: the length of time necessary to consummate the Offer may be longer than anticipated; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; Brookfield Property Partners may not realize the anticipated synergies and other benefits following the Offer if the Offerors do not acquire 100% of the BPO Common Shares; the Offer may involve unexpected costs; and the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the Offer.

        Other factors that could cause actual results to differ materially from those contemplated or implied by forward-looking information include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact of general economic, political and market factors in the countries in which the Offerors do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants' financial condition; the use of debt to finance the Offerors' businesses; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Offerors' insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in the Offerors' documents filed with the securities regulators in Canada and the United States.

        The Offerors caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Offerors do not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Page
Annex A
INFORMATION CONCERNING BROOKFIELD PROPERTY PARTNERS L.P.	A-1
Annex B
UNAUDITED FINANCIAL STATEMENTS OF EXCHANGE LP	B-1
Annex C
VALUATIONS	C-1
Annex D
PRO FORMA INFORMATION	D-1
Annex E
IMPORTANT INFORMATION REGARDING THE BPY FILING PERSONS	E-1
Annex F
COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF SECTION 206 OF THE CBCA	F-1

 SUMMARY

        This Summary summarizes the material information presented in greater detail elsewhere in this document. Shareholders should read carefully this entire document, its annexes and the documents referred to or incorporated by reference in this document.

Brookfield Office Properties Inc.

        BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of September 30, 2013, BPO's portfolio comprised interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making BPO a global leader in the ownership and management of office assets. BPO's landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

        BPO was formed under the CBCA on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO's articles were restated on September 5, 2002 and since then have been amended from time to time to change BPO's capital structure, to adjust the number of directors and to change BPO's name. BPO operates head offices in New York, Toronto, Sydney and London. BPO's registered office is Brookfield Place Toronto, 181 Bay Street, Suite 330, P.O. Box 770, Toronto, Ontario, Canada, M5J 2T3.

        Additional information about BPO and its subsidiaries is included in documents incorporated by reference into this document. For further information, please see Section 36 of the Circular, "Where to Find Additional Information".

Brookfield Property Partners L.P.

        Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom primarily consisting of its 51% voting interest in BPO, Brookfield Property Partners' diversified portfolio includes (i) its 32% fully-diluted interest in General Growth Properties, Inc., which is the second largest retail mall company in the United States, (ii) over 64 million sq. ft. of industrial and logistics assets in the United States and Europe; and (iii) approximately 20,000 multi-family units. In addition, Brookfield Property Partners will benefit from Brookfield's real estate business development capabilities which has invested over $17 billion in the real estate sector since 1989. Brookfield Property Partners' goal is to be the leading globally diversified owner and operator of high-quality real estate assets.

        Brookfield Property Partners was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. Brookfield Property Partners' head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and its telephone number is +441 294-3309.

        Brookfield Property Partners beneficially owns an aggregate of 249,362,561 common shares of BPO ("BPO Common Shares"), being approximately 49.3% of the outstanding BPO Common Shares. For information concerning the preferred shares of BPO ("BPO Preferred Shares") owned by Brookfield Property Partners, see Section 15 of this Circular, "Beneficial Ownership of and Trading in Securities – Beneficial Ownership". In total, Brookfield Property Partners owns BPO Common Shares and BPO Preferred Shares representing an aggregate voting interest of approximately 50.6% in BPO.

        Further information with respect to Brookfield Property Partners and the BPY Units is set forth in Annex A which is incorporated into and forms part of this Circular.

The Offer

        The Offerors hereby offer to purchase, upon the terms and subject to the conditions of the Offer, any or all of the issued and outstanding BPO Common Shares (including any BPO Common Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of rights under any Other Securities), other than BPO Common Shares held by the Offerors and their subsidiaries. The Offer is being made only for BPO Common Shares and not for any Other Securities. Any holder of Other Securities who wishes to accept the Offer must exercise the rights under such Other Securities in order to acquire BPO Common Shares and then tender those BPO Common Shares to the Offer.

        See Section 1 of the Offer, "The Offer".

Offered Consideration

        Under the Offer, each Shareholder may elect to receive for each BPO Common Share tendered by such Shareholder, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration as set out in Section 1 of the Offer, "The Offer". The total number of BPY Units that may be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number BPO Common Shares to be acquired under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Shareholders who tender in the Offer but do not make an election between BPY Units and cash will be deemed to have elected to receive BPY Units.

        Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units. Canadian Shareholders who tender in the Offer but do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

        Assuming that all Shareholders tendered all their BPO Common Shares for either all cash or all BPY Units, each Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share tendered (based on 527,290,471 BPO Common Shares issued and outstanding on a fully-diluted basis), subject to adjustment for fractional shares, as described herein. In light of the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction ($1,865,507,718) relative to the size of the Offer, it is likely that Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than elected due to pro-ration. Likewise, in light of the total amount of BPY Units available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (186,211,700 BPY Units) relative to the size of the deal, it is likely that Shareholders who elect to receive BPY Units for their BPO Common Shares will receive some cash due to pro-ration.

        Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination, assuming full pro ration, the Offer has the values set out below, representing the premiums to the historic trading prices of BPO Common Shares set out below:

		Premium
Per Share Consideration	Per Share Value	BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

(1)
The closing price of the BPO Common Shares on the TSX on September 27, 2013 was C$17.29.
(2)
The closing price of the BPO Common Shares on the NYSE on September 27, 2013 was $16.77.
(3)
The 30-day volume weighted average prices of the BPO Common Shares on the TSX ending September 27, 2013 was C$17.16.
(4)
The 30-day volume weighted average prices of the BPO Common Shares on the NYSE ending September 27, 2013 was $16.51.

Time of Acceptance

        The Offer is open for acceptance until 5:00 p.m. (EST) on [            ], 2014 unless the Offer is withdrawn or extended by the Offerors. The Expiry Time may be extended at the Offerors' sole discretion as described in Section 5 of the Offer, "Extension and Variation of the Offer".

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived at or prior to the Expiry Time, the Offerors will make a public announcement of that fact at the Expiry Time and the Offer will remain open until the expiry of a Subsequent Offering Period. A Subsequent Offering Period will be an additional period of no less than 10 days, beginning immediately after the Offerors accept for payment (subject to the requirement to promptly pay for) all the BPO Common Shares tendered to the Offer, during which period Shareholders may tender their BPO Common Shares. Among other requirements, the Offerors will announce the results of the initial offering period of the Offer, including the approximate number and percentage of BPO Common Shares deposited under the Offer, no later than 9:00 a.m. (EST) on the next Business Day following the date upon which the Offerors become entitled to take up BPO Common Shares under applicable Laws.

Manner of Acceptance

        Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal and tender it, or a manually signed facsimile thereof, together with certificate(s) representing their BPO Common Shares and any other documents required by the Letter of Transmittal, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed rules and instructions are contained in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery" using the accompanying Notice of Guaranteed Delivery. Shareholders whose BPO Common Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.

Take Up and Payment for Deposited Shares

        Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, "Conditions of the Offer"), the Offerors will take up BPO Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, "Right to Withdraw Deposited BPO Common Shares", not later than ten (10) calendar days after the Expiry Time and will pay for the BPO Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the BPO Common Shares. In accordance with applicable Laws, the Offerors will take up and pay for BPO Common Shares deposited under the Offer in any Subsequent Offering Period within 10 days after such deposit. Any BPO Common Shares tendered to the Offer after the first date on which BPO Common Shares have been taken up by the Offerors will be taken up and paid for not later than ten (10) days after such tender. See Section 6 of the Offer, "Take Up and Payment for Deposited BPO Common Shares".

Withdrawal of Deposited BPO Common Shares

        Except as otherwise provided in Section 8 of the Offer, "Right to Withdraw Deposited BPO Common Shares", all deposits of BPO Common Shares are irrevocable.

Risk Factors

        There are risks associated with participating in this Offer, which are described in the section entitled "Risk Factors" beginning on page 23. You should carefully read and consider these risks prior to participating in the Offer.

Recommendation of the BPO Board of Directors

        The Offerors did not obtain the prior approval or recommendation of the BPO Board of Directors or the BPO Independent Committee before announcing their intention to make the Offer. On December 20, 2013, BPO announced that the BPO Board of Directors, upon receiving the recommendation of the BPO Independent Committee, intends to unanimously recommend that Shareholders ACCEPT the Offer. See Section 5 of the Special Factors, "Recommendation of the BPO Board of Directors".

Reports, Opinions, Appraisals and Negotiations

        The Offer is an "insider bid" within the meaning of MI 61-101. As a result, MI 61-101 requires that a formal valuation of (i) the securities that are the subject of the bid and (ii) any non-cash consideration be prepared by an independent valuator. The BPO Independent Committee retained Morgan Stanley as the independent valuator to value the BPO Common Shares and the BPY Units. A summary of the Valuations are included in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations" and the Valuations are appended as Annex C hereto.

Position of the BPY Filing Persons Regarding the Fairness of the Offer

        The BPY Filing Persons believe that the Offer is fair to the unaffiliated Shareholders. In arriving at their position as to the fairness of the Offer, the BPY Filing Persons considered the factors discussed in Section 4 of the Special Factors, "Position of the BPY Filing Persons Regarding the Fairness of the Offer".

Conditions to the Offer

        The Offer is subject to the satisfaction of a number of conditions as set forth in Section 4 of the Offer, "Conditions of the Offer". The Offer is not subject to a minimum tender condition.

Second Stage Transaction

        If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for a number of BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any BPO Common Shares not deposited under the Offer, subject to customary terms and conditions, in each case for the same consideration as was paid by the Offerors under the Offer, subject to pro-ration. The exact timing and details of any such transaction will depend upon a number of factors, including the number of BPO Common Shares acquired by the Offerors pursuant to the Offer. The Offerors propose to include in the Subsequent Acquisition Transaction an alternative for Canadian Shareholders to elect to have their BPO Common Shares acquired by BPO rather than the Offerors in a manner that could result in an electing Canadian Shareholder realizing different Canadian tax consequences than those that arise from tendering under the Offer.

        See Section 24 of the Circular "Acquisition of BPO Common Shares Not Deposited Under the Offer".

Delisting and Deregistration of BPO Common Shares and Reporting Issuer Status

        If all outstanding BPO Common Shares are tendered or a Compulsory Acquisition or Subsequent Acquisition Transaction takes place or, as a result of the Offer, BPO decides to terminate its duty to file reports pursuant to Section 13 of the Exchange Act, BPO will no longer have outstanding any equity securities publicly traded in the United States, and the Offerors intend to promptly cause BPO (or make a request to the BPO Board of Directors) to terminate BPO's public reporting obligations with the SEC once the requirements for terminating such obligations are satisfied.

        Subsequent to the completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, the Offerors intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading.

        After the BPO Common Shares are de-listed from trading on the NYSE and the TSX, BPO is expected to remain a reporting issuer under Canadian Securities Laws for so long as the BPO Preferred Shares and the BPO Senior Notes remain outstanding. See Section 19 of this Circular, "Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO".

Dissent Rights

        No dissent rights are available in connection with the Offer. However, assuming the Offerors effect a Compulsory Acquisition or Subsequent Acquisition Transaction following the completion of the Offer, such transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their BPO Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such Dissenting Offerees for their BPO Common Shares that is different from the consideration to be paid pursuant to the Offer. See Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer" for further details.

No Regulatory Approvals Necessary to Complete the Offer

        Completion of the Offer is subject to stock exchange approvals which the Offerors expect to obtain prior to the completion of the Offer.

        To the knowledge of the Offerors, no other authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offerors for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offerors become aware of other requirements, they will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

Certain Canadian Income Tax Consequences of the Offer

        Please see Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations" for a summary of certain Canadian income tax consequences of the Offer.

Material U.S. Federal Income Tax Consequences of the Offer

        Please see Section 26 of the Circular "Material United States Federal Income Tax Consequences" for a summary of certain U.S. income tax consequences of the Offer.

Comparative Market Price Information

        The table below sets forth the closing prices of the BPO Common Shares and BPY Units on the TSX and the NYSE on September 27, 2013, the last trading day prior to the announcement of the Offerors' intention to make the Offer.

	BPO Common Shares	BPY Units
TSX	C$17.29	C$20.00
NYSE	$16.77	$19.34

 SPECIAL FACTORS

1.     BACKGROUND TO THE OFFER

        In furtherance of Brookfield Asset Management's goal of establishing itself as the asset manager of choice for investors in real estate, infrastructure, power and private equity, with a flagship publicly-traded partnership for each of the real estate, infrastructure and power sectors, Brookfield Asset Management announced in 2012 its intention to form Brookfield Property Partners as a leading commercial real estate owner, operator and investor operating globally and Brookfield's primary entity to own and operate commercial property assets on a global basis. In April 2013, Brookfield Property Partners acquired from Brookfield Asset Management substantially all of its commercial property operations, including Brookfield Asset Management's interests in BPO. Brookfield Asset Management had owned a significant interest in BPO and its predecessor companies since its formation in 1978. In April 2013, Brookfield Asset Management completed a partial spin-off of Brookfield Property Partners to its shareholders. Brookfield Asset Management distributed 35,839,414 BPY Units to its shareholders and retained an approximately 93% economic interest in Brookfield Property Partners, through its ownership of BPY Units and Redemption-Exchange Units (as defined herein), and is the sole shareholder of the BPY General Partner and the BPY Service Providers. The spin-off of Brookfield Property Partners followed the establishment of Brookfield Infrastructure Partners L.P. in 2007 and the establishment of Brookfield Renewable Energy Partners L.P. in 2011.

        Since the spin-off of Brookfield Property Partners, numerous Shareholders have made inquiries regarding the role of BPO in the Brookfield property group and have suggested that a transaction that would allow Shareholders to exchange their BPO Common Shares for BPY Units would be well received by Shareholders.

        Beginning in June 2013, Brookfield Property Partners began assessing the feasibility of a transaction involving BPO. From June through September 2013, Brookfield Property Partners considered the terms of a potential transaction and related structuring, financing and tax considerations.

        On September 11, 2013, Richard Clark, who serves as the chief executive officer of Brookfield Property Partners and chairman of BPO, had a conversation with Dennis Friedrich, Chief Executive Officer of BPO, informing Mr. Friedrich that Brookfield Property Partners was evaluating a potential transaction involving BPO. On September 25, 2013, Mr. Clark informed Mr. Friedrich that the proposed transaction involving BPO was likely to proceed.

        On September 25, 2013, certain non-U.S. Shareholders were approached regarding a transaction involving Brookfield Asset Management and certain of its affiliates, although the specific terms and participants of such transaction were not disclosed, and were provided a form of confidentiality agreement. Confidentiality agreements were entered into with the Locked-Up Shareholders on September 26, 2013.

        On September 26, 2013, Brookfield Property Partners determined the pricing for the proposed transaction involving BPO at its investment committee meeting.

        On September 27, 2013, representatives of Brookfield Property Partners met with the board of directors of Brookfield Asset Management to discuss the potential transaction involving BPO. Brookfield Asset Management considered the terms of the potential transaction and indicated to Brookfield Property Partners that it would be supportive of such a transaction. Brookfield Property Partners asked Brookfield Asset Management to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and Brookfield Asset Management agreed to do so to benefit BPY.

        On September 27, 2013, the Offer was submitted to the board of directors of Brookfield Property Partners Limited (the "BPY General Partner") for consideration. The board of directors of the BPY General Partner evaluated the Offer and unanimously approved the Offer and authorized Brookfield Property Partners' manager to announce the intention to make the Offer and take the other steps necessary in connection with the Offer. Brookfield Asset Management supported the making of the Offer and indicated that it would provide a written consent or vote, as applicable, necessary for the Offer to be made.

        On September 27, 2013, Mr. Clark informed Mr. Friedrich of Brookfield Property Partners' intention to make the Offer and indicated that Brookfield Property Partners would be prepared to provide an overview of the Offer to the BPO Board of Directors on September 30, 2013 following announcement of the Offer. Mr. Clark and Mr. Friedrich had a number of telephone conversations on September 27, 2013 regarding the Offer.

        The Locked-Up Shareholders were informed of the Offer terms after board approvals were obtained on September 27, 2013. Between September 27-29, 2013, Brookfield Property Partners negotiated the Lock-Up Agreements with the Locked-Up Shareholders. The Lock-Up Agreements were entered into on September 29, 2013. See Section 6 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements" for further details.

        On September 30, 2013, Brookfield Property Partners announced by news release its intention to make the Offer.

        On the morning of September 30, 2013, Mr. Clark and Brian Kingston, Chief Investment Officer of Brookfield Property Partners, presented the Offer to the BPO Board of Directors. Bruce Flatt, Chief Executive Officer of Brookfield Asset Management, participated by telephone.

        On September 30, 2013, Brookfield Property Partners was informed that disinterested directors of BPO were evaluating the Offer.

        On October 10, 2013, Brookfield Property Partners was informed that the disinterested directors formed the BPO Independent Committee and that the BPO Independent Committee had formally retained Davies Ward Phillips & Vineberg LLP as independent counsel.

        On October 30, 2013, Brookfield Property Partners was informed that the BPO Independent Committee retained Morgan Stanley as the independent valuator to value BPO and the Offered Consideration.

        From October 30, 2013 through December 2013, Brookfield Property Partners provided Morgan Stanley with access to due diligence materials regarding Brookfield Property Partners. On November 8, 2013, Brookfield Property Partners participated in a management due diligence session with Morgan Stanley. A follow-up session was held with the BPO disinterested directors on November 14, 2013.

        On December 5, 2013, Brookfield Property Partners met in Toronto with Morgan Stanley and legal counsel. Morgan Stanley indicated it had completed its preliminary valuation analysis and expected to have a copy of the valuation finalized shortly. Brookfield Property Partners was not provided with a copy of, nor any information with respect to, Morgan Stanley's preliminary valuation analysis. There was a discussion regarding the Offered Consideration and terms of the Offer but no changes resulted from such discussion.

        Between December 6-9, 2013, there were a number of conversations between advisors to Brookfield Property Partners and the BPO Independent Committee regarding the terms of the Offer. Brookfield Property Partners had a conference call with the BPO Independent Committee on December 10, 2013 to discuss the same. No changes were made to the terms of the Offer as a result of these discussions.

        Between December 10-19, 2013, further discussions took place between Brookfield Property Partners and the BPO Independent Committee and their respective advisors regarding the amount of the Offered Consideration. On December 19, 2013, after receiving a draft of the valuation, Brookfield Property Partners participated in a conference call with members of the BPO Independent Committee and, after discussion, indicated its willingness to increase the cash portion of the Offered Consideration by $1.00 to $20.34 per BPO Common Share if the BPO Board of Directors was willing to recommend such offer. Later in the day, the BPO Independent Committee notified Brookfield Property Partners that, based on the recommendation of the BPO Independent Committee, the BPO Board of Directors intends to recommend to Shareholders that Shareholders accept the Offer. On the morning of December 20, 2013, Brookfield Property Partners issued a press release announcing the increase in the cash portion of the Offer. Shortly thereafter, BPO issued a press release announcing the receipt of the Valuations and the BPO Board of Directors' intention to recommend to Shareholders that Shareholders accept the Offer.

2.     PURPOSE AND STRUCTURE OF THE OFFER; REASONS FOR THE OFFER

        The Offerors are offering to purchase all of the BPO Common Shares not currently owned by them for, at the election of each Shareholder, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration as set out herein. The total number of BPY Units that may be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number BPO Common Shares to be acquired under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units.

        The purpose of the Offer is to enable the Offerors to acquire additional, and preferably all, of the outstanding BPO Common Shares not already owned by Brookfield Property Partners. The Offerors and their affiliates own BPO Common Shares and BPO Preferred Shares representing an aggregate voting interest of approximately 50.6% in BPO. For information concerning the BPO Common Shares and BPO Preferred Shares owned by Brookfield Property Partners, see Section 15 of the Circular, "Beneficial Ownership of and Trading in Securities — Beneficial Ownership".

        If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for a number of BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any BPO Common Shares not deposited under the Offer, subject to customary terms and conditions, in each case for the same consideration as was paid by the Offerors under the Offer, subject to pro-ration. The exact timing and details of any such transaction will depend upon a number of factors, including the number of BPO Common Shares acquired by the Offerors pursuant to the Offer. The Offerors propose to include in the Subsequent Acquisition Transaction an alternative for Canadian Shareholders to elect to have their BPO Common Shares acquired by BPO rather than the Offerors in a manner that could result in an electing Canadian Shareholder realizing different Canadian tax consequences than those that arise from tendering under the Offer. See Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer".

        If the Offerors are unable to effectuate a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the BPY Filing Persons would still accomplish a number of their objectives to the extent that Shareholders participate in the Offer. Specifically, the BPY Filing Persons would increase their investment in BPO, BPY would increase its public float, and BPY would give BPO investors that wanted to exchange their BPO Common Shares for BPY Units the opportunity to do so at an attractive premium. In such case, the Offerors may evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Laws, purchasing additional BPO Common Shares: (i) in the open market; (ii) in privately negotiated transactions; or (iii) in another take-over bid or exchange offer or otherwise. Any additional purchases of BPO Common Shares could be at a price greater than, equal to or less than the price to be paid for BPO Common Shares under the Offer and could be for cash or securities or other consideration.

        In determining the structure of the transaction, the Offerors, individually and collectively, particularly considered the following material factors:

  •
  An exchange offer would permit the Offerors to increase their ownership in BPO, with the possibility to acquire 100% of the BPO Common Shares either pursuant to the Offer or thereafter in a Compulsory Acquisition or Subsequent Acquisition Transaction.

  •
  By structuring the transaction as an "any or all" tender offer, each Shareholder is able to decide whether or not to tender their BPO Common Shares in the Offer, regardless of what other Shareholders decide to do. Shareholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for at least 35 days (plus the length of any Subsequent Offering Period). Brookfield Property Partners will be in a position to complete a Compulsory Acquisition or Subsequent Acquisition Transaction only if sufficient BPO Common Shares are tendered in the Offer.

  •
  The Offer would provide Shareholders with an attractive opportunity to exchange their BPO Common Shares for an interest in Brookfield's flagship public commercial property vehicle, with the amounts of BPY Units and cash consideration dependent on the election of the tendering Shareholders.

  •
  Shareholders who wish to tender their BPO Common Shares in the Offer have the opportunity to do so on a rollover basis with respect to the BPY Units or Exchange LP Units received as consideration. U.S. Holders (as defined herein) should be able to receive BPY Units on a tax deferred basis. For Canadian Shareholders, the Offerors will offer Exchange LP Units on a tax deferred basis that are exchangeable for BPY Units at the election of the holder. The Exchange LP Units will receive distributions per unit that are equivalent to the distributions per unit received on BPY Units.

        A number of beliefs and other factors were considered in the decision by the Offerors to undertake the Offer at the present time, including the following material factors:

  •
  Brookfield Property Partners has now been operating for more than six months and is now in a position to make the Offer.

  •
  The belief that the Offer will be well received by Shareholders based on current market conditions and inquiries from Shareholders.

        A number of other beliefs and factors were considered in the decision by the Offerors to undertake the Offer, including the following material factors:

  •
  The belief that a successful Offer will increase Brookfield Property Partners' exposure to BPO's office portfolio, which is one of the world's premier office portfolios, with a number of development projects in supply constrained markets.

  •
  The belief that full ownership of BPO will maximize the value of the combined business, by diversifying BPY's cashflow and enhancing the ability to sell some of BPY's mature, lower-growth assets and re-invest proceeds in geographies and real estate sectors with higher risk-adjusted rates of return.

  •
  The belief that it would be more advantageous for BPY to operate BPO as a wholly-owned subsidiary rather than a majority-owned public company, due to increased operating flexibility that wholly-owned subsidiary status would provide.

  •
  The belief that full ownership of BPO will allow Brookfield Property Partners to simplify its corporate structure, eliminate duplicative costs and increase the portion of its equity base invested in directly held assets.

  •
  The belief that the increased scale, diversification and public float of Brookfield Property Partners that will result from the Offer will improve Brookfield Property Partners' access to the capital markets and lower its cost of capital to fund its growth strategy.

  •
  Their familiarity with the business, operations, properties, assets, financial condition, business strategy, and prospects of BPO, the nature of the real estate industry in general, industry trends, the regulatory and legislative environment relevant to the industries in which BPO and BPY operate, and global and national economic and market conditions, both on a historical and on a prospective basis.

  •
  Since the formation of BPY as a standalone company in April 2013, numerous BPO investors have contacted BPY expressing interest in exchanging their BPO Common Shares for BPY Units.

  •
  Brookfield Asset Management's agreement to forego any equity enhancement distribution it is entitled to by contract as a result of debt incurred to finance the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, which enhances the benefits to BPY.

        A number of beliefs and other factors were considered in the decision by Brookfield Asset Management to support the Offer, including the following:

  •
  The belief that a successful Offer will enable Brookfield Asset Management to consolidate its office portfolio with its retail, industrial and multi-family properties under a single externally-managed platform and realize efficiencies by operating its real estate business under one platform.

  •
  The belief that, as a diversified, global real estate vehicle, Brookfield Property Partners will be able to make opportunistic investments in geographies and real estate sectors that enable it to earn higher risk-adjusted returns and enable Brookfield Asset Management to maximize the return on its capital that is invested in the real estate sector.

  •
  The belief that the increased scale, diversification and public float of Brookfield Property Partners that will result from the Offer will improve Brookfield Property Partners' access to the capital markets and lower its cost of capital, improving Brookfield Property Partners' ability to be Brookfield Asset Management's primary vehicle to fund its global investments in the real estate sector.

  •
  The belief that a successful Offer will result in a trading price of BPY Units which more accurately reflects the underlying value of Brookfield Property Partners.

3.     PLANS FOR BPO AFTER THE OFFER; CERTAIN EFFECTS OF THE OFFER

Plans for BPO After the Offer

        Unless Brookfield Property Partners is able to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, the BPY Filing Persons do not anticipate that any material changes in respect of BPO's business and affairs will occur. In particular, except as otherwise described in this document, the BPY Filing Persons have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as an amalgamation or arrangement, reorganization or liquidation involving BPO; (ii) any purchase, sale or transfer of a material amount of assets of BPO; (iii) any material change in BPO's present dividend policy; (iv) any change in the BPO Board of Directors or management; or (v) any other material change in BPO's corporate structure or business.

        If all of the BPO Common Shares are acquired pursuant to the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, the BPY Filing Persons would plan to review BPO and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable, to best organize the activities of BPO, including evaluating the size of the BPO Board of Directors. The BPY Filing Persons expressly reserve the right to make any such changes that they deem necessary or appropriate in light of their review or in light of future developments. In addition, the BPY Filing Persons would plan to sell some of BPO's mature, lower-growth assets and use the proceeds to pay down the Acquisition Credit Facility raised in conjunction with the Offer as well as to re-invest in geographies and real estate sectors that are expected to generate higher risk-adjusted returns.

        As a result of the Offer, the Offerors' interest in BPO's net book value and net earnings will increase due to the number of BPO Common Shares acquired under the Offer. Following the consummation of a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offerors' interest in such items will further increase, and the Offerors will be entitled to benefits resulting from that interest, including cash flow generated by BPO's operations and any future increase in BPO's value. Similarly, the Offerors will also bear the risk of losses generated by BPO's operations and any decrease in the value of BPO after acquiring all outstanding BPO Common Shares.

        In addition, a former Shareholder will not have the opportunity to participate in the earnings and growth of BPO (except indirectly as a BPY Unitholder to the extent such Shareholder receives BPY Units) and will not have any right to vote on corporate matters. Similarly, a former Shareholder will not face the risk of losses generated by BPO's operations or decline in the value of BPO (except indirectly as a BPY Unitholder to the extent such Shareholder receives BPY Units).

        If all outstanding BPO Common Shares are tendered to the Offer, or a Compulsory Acquisition or Subsequent Acquisition Transaction takes place, BPY's ownership interest in BPO and, as the indirect parent of BPY, Brookfield Asset Management's indirect ownership in BPO, would increase from 49.3% and 44.1%, respectively, on a fully-diluted basis to 100% and 66%, respectively. Based on BPO's consolidated financial statements as of September 30, 2013, the tender of all outstanding BPO Common Shares or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, together with the funding of the Offer through the New BPY Credit Facility, would result in (1) an increase of approximately $3.7 billion, or 68%, from BPY's existing interest in BPO's net book value of approximately $5.4 billion as of September 30, 2013, and (2) on a pro forma basis an increase of approximately $324 million, or 432%, from BPY's limited partnership existing interest in BPO's net income of approximately $75 million for the nine months ended September 30, 2013 and an increase of approximately $62 million, or 17%, from the redeemable/exchangeable and special limited partner units of the operating partnership's existing interest in BPO's net income of approximately $361 million for the nine months ended September 30, 2013.

        BPO is currently registered under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and listed on the NYSE under the symbol "BPO". If all outstanding BPO Common Shares are tendered or a Compulsory Acquisition or Subsequent Acquisition Transaction takes place or, as a result of the Offer, BPO decides to terminate its duty to file reports pursuant to Section 13 of the Exchange Act, BPO will no longer have outstanding any equity securities publicly traded in the United States, and the Offerors intend to promptly cause BPO (or make a request to the BPO Board of Directors) to terminate BPO's public reporting obligations with the SEC once the requirements for terminating such obligations are satisfied.

        If BPO were to deregister as an SEC reporting company, there would be a reduction in the publicly available information about BPO, and BPO's executive officers and directors would no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 and the liability provisions of the Exchange Act. Likewise, if BPO were to terminate its Exchange Act registration, Persons acquiring 5% of the BPO Common Shares would no longer be required to report their ownership under the Exchange Act. Finally, the ability of affiliates of BPO and Persons holding "restricted securities" of BPO to dispose of such securities under Rule 144 under the U.S. Securities Act of 1933, as amended, and the rules, regulations and published policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date (as defined herein) (the "U.S. Securities Act") may be impaired or eliminated.

        Subsequent to the completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, the Offerors intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading. See Section 19 of this Circular, "Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO".

        After the BPO Common Shares are de-listed from trading on the NYSE and the TSX, BPO is expected to remain a reporting issuer under the Securities Act and all other applicable securities laws, rules and regulations and published policies thereunder in Canada ("Canadian Securities Laws") for so long as the BPO Preferred Shares and the BPO 4.30% Notes and the BPO 4.00% Notes (collectively, the "BPO Senior Notes") remain outstanding.

Treatment of BPO Preferred Shares

        Brookfield Property Partners is not currently intending to make a concurrent offer for any of the BPO Preferred Shares, which will be unaffected by the Offer. Holders of the convertible BPO Preferred Shares (Class AAA, Series G, H, J and K) can elect to convert such BPO Preferred Shares commencing on September 30, 2015, December 31, 2015, December 31, 2014 and December 31, 2016, respectively, in each case subject to BPO's right to redeem or find substitute purchasers.

        If Brookfield Property Partners acquires 100% of the BPO Common Shares, it is Brookfield Property Partners' current intention to (i) provide holders of the outstanding convertible BPO Preferred Shares with the right to convert their shares for BPY Units rather than BPO Common Shares, (ii) make an offer (full or partial) to such holders to exchange up to $100 million of their shares for equivalent shares of another subsidiary of Brookfield Property Partners, or (iii) pursue other alternatives. The non-convertible BPO Preferred Shares will remain outstanding following the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Treatment of Options and Other Share Based Compensation Awards

        The Offer is being made only for BPO Common Shares and not for any Other Securities. Any holder of such Other Securities who wishes to accept the Offer should, to the extent permitted by their terms and applicable Law, exercise the rights under their Other Securities in order to obtain certificate(s) representing BPO Common Shares that may be deposited in accordance with the terms of the Offer. Any such exercise must be made sufficiently in advance of the Expiry Time to ensure that such holders will have certificates representing BPO Common Shares available for deposit prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        If Brookfield Property Partners acquires 100% of the BPO Common Shares, it is Brookfield Property Partners' current intention that the Options and other share based compensation awards then outstanding at BPO be redeemed for cash and/or converted into similar interests in Brookfield Property Partners. The intended approach is as follows:

  (a)
  Vested in-the-money Options then remaining be redeemed for a cash payment equal to the in-the-money value (i.e., the value of the Offered Consideration determined using the price of the BPY Units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the Option).

  (b)
  Unvested in-the-money Options then remaining be exchanged for unvested awards in respect of BPY Units ("BPY Options") on a basis that preserves the in-the-money value at the time of the exchange with the BPY Options having expiry dates and vesting terms consistent with the unvested Options exchanged.

  (c)
  Each outstanding out-of-the-money Option (whether vested or unvested) be exchanged for a BPY Option with a strike price equal to the value of a BPY Unit at the time of the exchange and expiry dates and vesting terms consistent with the Options to be exchanged.

  (d)
  DSUs and BPO restricted shares ("RSs") be exchanged for awards in respect of Brookfield Property Partners such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange.

        In addition to the above, holders of Options may receive an additional award of BPY Options with a strike price equal to the value of a BPY Unit at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of Brookfield Property Partners.

        The holders of Options, DSUs and RSs collectively hold less than 1% of the outstanding BPO Common Shares.

        The tax consequences to holders of Options or Other Securities are not described in this document. Holders of Options and Other Securities should consult their tax advisors for advice with respect to any potential income tax consequences arising from the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

Treatment of BPO Senior Notes

        As of September 30, 2013, BPO had $193 million principal amount of BPO 4.30% Notes outstanding and $144 million principal amount of BPO 4.00% Notes outstanding. The BPO Senior Notes will remain outstanding following the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

4.     POSITION OF THE BPY FILING PERSONS REGARDING THE FAIRNESS OF THE OFFER

        The BPY Filing Persons are making the statements included in this section solely for purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The BPY Filing Persons, individually and collectively, believe that the Offer is substantively and procedurally fair to unaffiliated Shareholders (whether those shareholders tender their BPO Common Shares to the Offer or decline to tender and elect instead to remain as Shareholders, and whether or not a Compulsory Acquisition or Subsequent Acquisition Transaction is consummated).

Factors Supportive of the Offerors' Fairness Determination

        The BPY Filing Persons, individually and collectively, believe that the transaction is fair to unaffiliated Shareholders. The BPY Filing Persons, individually and collectively, base their belief on the following material factors, each of which, in their judgment, supports their view as to the substantive fairness of the transaction:

  •
  Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination, assuming full pro ration, the Offer has the values set out below, representing the premiums to the historic trading prices of BPO Common Shares set out below:

		Premium
Per Share Consideration	Per Share Value	BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

  (1)
  The closing price of the BPO Common Shares on the TSX on September 27, 2013 was C$17.29.
  (2)
  The closing price of the BPO Common Shares on the NYSE on September 27, 2013 was $16.77.
  (3)
  The 30-day volume weighted average prices of the BPO Common Shares on the TSX ending September 27, 2013 was C$17.16.
  (4)
  The 30-day volume weighted average prices of the BPO Common Shares on the NYSE ending September 27, 2013 was $16.51.
  •
  As of September 30, 2013, BPO's IFRS book value was $21.03 per BPO Common Share and Brookfield Property Partners' IFRS book value was $26.09 per unit. Based on the Exchange Ratio and a Brookfield Property Partners' pro forma book value of $24.19 per unit, Shareholders will realize a 15% increase in the IFRS book value per security on the BPY Units they receive.

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  The midpoint of the value of the BPY Units as determined by Morgan Stanley in the Valuations and the value of the cash consideration in the Offer are each higher than the midpoint of the value of the BPO Common Shares as determined by Morgan Stanley in the Valuations.

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  Brookfield Property Partners' current distribution policy targets a pay-out ratio of approximately 80% of FFO and Brookfield Property Partners pays a quarterly distribution of $0.25 per BPY Unit. Assuming the BPY quarterly distribution amount remains unchanged, Shareholders will realize an increase of 79% in distributions per security on BPY Units that they receive.

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  The combination of BPO and Brookfield Property Partners will create one of the largest, most globally diversified commercial property companies with assets in the world's most dynamic markets. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom composed of properties totaling over 88 million square feet, an investment in Brookfield Property Partners will provide Shareholders with exposure to: (i) one of the highest quality and fastest growing retail shopping center platforms in the United States; (ii) over 64 million square feet of industrial and logistics assets in the United States and Europe; (iii) approximately 20,000 high quality residential apartments; and (iv) the full breadth of Brookfield's real estate business development capabilities, which have originated more than $17 billion of investments in the real estate sector since 1989.

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  Shareholders who receive cash consideration will be able to monetize their investment in BPO, subject to applicable pro-ration, at the Offer premium without incurring brokerage and other costs typically associated with market sales.

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  Canadian Shareholders who receive Exchange LP Units pursuant to the Offer can obtain a full or partial deferral of capital gains for Canadian federal income tax purposes. In addition, Shareholders who are U.S. taxpayers should benefit from U.S. tax deferred treatment with respect to BPY Units received pursuant to the Offer.

  •
  Shareholders who do not tender their BPO Common Shares in the Offer or otherwise waive their dissent rights will be entitled, in connection with a Compulsory Acquisition or Subsequent Acquisition

    Transaction, if any, to demand the appraisal of their BPO Common Shares by following the procedures required by the CBCA. See Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer".

  •
  Brookfield Property Partners will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction, subject to customary terms and conditions, if at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101 have been acquired under the Offer. See Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer".

  •
  There are no unusual requirements or conditions to the Offer and there is no financing condition to the Offer.

        In addition to the factors described above, the BPY Filing Persons, individually and collectively, believe that the Offer is procedurally fair to unaffiliated Shareholders, based on the following material factors:

  •
  BPO announced that its board of directors established a BPO Independent Committee of independent directors. The BPY Filing Persons did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the BPO Independent Committee or the negotiating positions of the BPO Independent Committee.

  •
  The BPO Independent Committee appointed Morgan Stanley as its exclusive financial advisor and Davies Ward Phillips & Vineberg LLP as legal advisor.

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  Pursuant to MI 61-101, (i) the BPO Independent Committee has selected Morgan Stanley and supervised the preparation of the Valuations and (ii) any Subsequent Acquisition Transaction will require approval by a majority of the votes cast by unaffiliated Shareholders present in person or represented by proxy at a shareholder meeting (which may include votes in respect of BPO Common Shares tendered to the Offer).

  •
  The amount of the Offered Consideration was negotiated between the Offerors and the BPO Independent Committee, resulting in an increase of $1.00 in the cash consideration per BPO Common Share to $20.34 per share.

  •
  Each Shareholder will be able to decide whether or not to tender BPO Common Shares in the Offer. If a Compulsory Acquisition or Subsequent Acquisition Transaction is completed, any Shareholder who did not tender to the Offer will be entitled to receive the same consideration that such Shareholder would have received in the Offer, subject to pro-ration.

  •
  Shareholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for 35 days (plus the length of any Subsequent Offering Period).

  •
  If the Offer is amended to include any additional material information, the Offerors will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow Shareholders to consider the amended information.

  •
  The BPO Board of Directors has been allowed a reasonable period of time since BPY's announcement of its intention to commence the Offer to develop its position with respect to the Offer. On December 20, 2013, BPO announced that the BPO Board of Directors, upon receiving the recommendation of the BPO Independent Committee, intends to unanimously recommend that Shareholders accept the Offer.

Factors Not Supportive of the Offerors' Fairness Determination

        The BPY Filing Persons, individually and collectively, also considered the following factors, each of which was considered negative in their considerations concerning the substantive and procedural fairness of the terms of the transaction to unaffiliated Shareholders:

  •
  Because Brookfield Property Partners holds an aggregate voting interest in BPO of approximately 50.6% and is not prepared to pursue or support a transaction in which it would sell or otherwise dispose of its interest in BPO, the BPO Board of Directors is constrained in its ability to undertake a sale process with third parties.

  •
  With respect to the Offered Consideration, the financial interest of the BPY Filing Persons in acquiring the BPO Common Shares for as low a price as possible is adverse to the financial interest of unaffiliated Shareholders in selling their BPO Common Shares for as high a price as possible.

  •
  In light of the total amount of cash available under the Offer relative to the size of the Offer, it is likely that Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than they elected to receive due to pro-ration. Similarly, in light of the total amount of BPY Units that may be issued under the Offer relative to the size of the Offer, it is also likely that Shareholders who elect to receive BPY Units will receive less BPY Units than they elected to receive due to pro-ration. Moreover, the value of the cash consideration ($20.34 per BPO Common Share) may be different than the value of a BPY Unit. The closing price of the BPY Units on the NYSE on September 27, 2013 was $19.34 and the closing price of the BPY Units on the NYSE on December 17, 2013 was $19.79. As a result, due to pro ration a Shareholder may receive consideration with a different value than the Shareholder elected to receive. See "Risk Factors — Risks Relating to the Offer — Shareholders may not receive their desired mix of BPY Units and/or cash in the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction due to pro-ration".

  •
  The BPO Common Shares have in the past traded at higher levels than the price represented by the Offered Consideration. Prior to the Offer being announced, the BPO Common Shares reached an all-time high trading price of $32.81 per share on the NYSE in February 2007 and an all-time low trading price of $4.11 per share on the NYSE in March 2009. This trading history suggests that certain of the Shareholders may have acquired their BPO Common Shares at prices higher than the Offered Consideration.

  •
  The Offer is not subject to a minimum tender condition and the Offerors will acquire any or all of the BPO Common Shares that are tendered to the Offer. As a result, the trading liquidity for BPO Common Shares not deposited under the Offer may be reduced, which might affect the price of the BPO Common Shares and the ability of a Shareholder to dispose of its BPO Common Shares.

  •
  Shareholders who do not tender their BPO Common Shares to the Offer may be forced to sell their BPO Common Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction.

  •
  The BPO Independent Committee is not expected to appoint or retain an unaffiliated representative who would act solely on behalf of unaffiliated Shareholders with respect to the Offer.

Factors Not Considered

        In reaching their conclusion as to fairness, the BPY Filing Persons, individually and collectively, did not consider the following factors in their considerations concerning the substantive and procedural fairness of the terms of the transaction to unaffiliated Shareholders:

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  The liquidation value was not considered because BPO is a viable going concern and the BPY Filing Persons have no plans to liquidate BPO. Therefore, the Offerors believe that BPO's liquidation value is irrelevant to a determination as to whether the Offer is fair to unaffiliated Shareholders.

  •
  The BPY Filing Persons, individually and collectively, are not aware of any firm offers that have been made by a third-party during the past two years to acquire BPO and in any event have no intention of selling the BPO Common Shares owned by Brookfield Property Partners. Accordingly, the BPY Filing Persons did not consider third-party offers in reaching their conclusion as to fairness.

        The BPY Filing Persons considered the value of BPO in a sale as a going concern by taking into account BPO's current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters.

        Although no outside party has been engaged by the BPY Filing Persons to assess the fairness of the Offer to unaffiliated Shareholders, pursuant to MI 61-101, the BPO Independent Committee selected Morgan Stanley to prepare the Valuations, which are summarized herein and appended. As required by MI 61-101, the Valuations were paid for by BPY.

        The foregoing discussion summarizes the material information and factors the BPY Filing Persons, individually and collectively, considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety and the amount of information considered, the BPY Filing Persons did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching their conclusion. Their view as to the fairness of the transaction to the unaffiliated Shareholders should not be construed as a recommendation to any Shareholder as to whether that Shareholder should tender in the Offer.

5.     RECOMMENDATION OF THE BPO BOARD OF DIRECTORS

        The Offerors did not obtain the prior approval or recommendation of the BPO Board of Directors or the BPO Independent Committee before announcing their intention to make the Offer. On December 20, 2013, BPO announced that the BPO Board of Directors, upon receiving the recommendation of the BPO Independent Committee, intends to unanimously recommend that Shareholders ACCEPT the Offer.

6.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        The following summary of the Valuations is qualified in its entirety by the full text of the Valuations appended hereto as Annex C. Shareholders are encouraged to read the full text of the Valuations appended hereto as Annex C. The Valuations have been prepared for inclusion in this document as required pursuant to MI 61-101. The Valuations do not constitute a recommendation to any Shareholder as to whether such Shareholder should tender to the Offer.

Engagement of Morgan Stanley

        Morgan Stanley was engaged by the BPO Independent Committee pursuant to a letter agreement dated December 2, 2013 (the "Morgan Stanley Engagement Agreement") to provide financial advice and assistance to the BPO Independent Committee in evaluating the Offer, including the preparation and delivery to the BPO Independent Committee of a formal valuation of the BPO Common Shares (the "BPO Valuation") and of the BPY Units (the "BPY Valuation") (together, the "Valuations"). The Morgan Stanley Engagement Agreement provides for a payment to Morgan Stanley of a fee upon the delivery by Morgan Stanley of: (i) its preliminary valuation analysis ($2.0 million); (ii) the Valuations ($2.2 million); and (iii) each subsequent financial opinion ($500,000), if requested by the BPO Independent Committee. None of the fees payable to Morgan Stanley under the Morgan Stanley Engagement Agreement are contingent upon the conclusions reached by Morgan Stanley in the Valuations or in any subsequent financial opinion, or the completion of the Offer. In addition, BPO has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of its engagement.

Credentials of Morgan Stanley

        Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley's securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of Morgan Stanley

        Morgan Stanley confirms that: (i) it and its affiliated entities are not an issuer insider, associated entity or an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) it and its affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) its compensation under the Morgan Stanley Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) it and its affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will it, as a member of any such group, perform services beyond customary soliciting dealer's functions nor will it receive more than the per security or per securityholder fee payable to other members of the group; and (v) it and its affiliated entities do not have any material financial interest in the completion of the Offer.

Scope of Review

        In connection with the Valuations, Morgan Stanley obtained information from publicly available sources and from BPO and BPY. In addition, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described in the Valuations, without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things: management-prepared operating and financial projections for BPO and BPY, various BPY investor presentations and corporate profiles, as well as such other corporate, industry and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances. Morgan Stanley also held discussions with management of each of BPO and BPY, the BPO Independent Committee and legal counsel to the BPO Independent Committee. Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the BPO Independent Committee, Morgan Stanley relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

Prior Valuations

        Each of BPO and BPY has represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date of the Valuations.

Assumptions and Limitations

        With the BPO Independent Committee's acknowledgement and agreement as provided for in the Morgan Stanley Engagement Agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley (collectively, the "Information"). The Valuations are conditional upon such accuracy, completeness and fair presentation. With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO and BPY, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively.

        In preparing the Valuations, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, the disclosure in this Circular and the directors' circular of BPO will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws. In preparing the BPY Valuation, and with the permission of the BPO Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

        The Valuations are rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

        The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

Definition and Approach to Fair Market Value

        The Valuations are based upon techniques and assumptions that Morgan Stanley considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the BPO Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the "fair market value" of not only the affected securities (i.e. the BPO Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101) to be received pursuant to the Offer.

        MI 61-101 defines "fair market value" as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley has made no downward adjustment to the fair market value of the BPO Common Shares to reflect the liquidity of the BPO Common Shares, the effect of the Offer on the BPO Common Shares, or the fact that the BPO Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provides a conclusion on a per BPO Common Share basis with respect to BPO's "en bloc" value, being the price at which all of the BPO Common Shares could be sold to one or more buyers at the same time.

        As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understands it, will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit, Morgan Stanley believes that the fair market value of a BPY Unit is an appropriate indicator of the expected fair market value of the Exchange LP Units.

BPO Valuation

        Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPO Valuation, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPO Common Shares is in the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share.

Distinctive Material Benefits to BPY and its Affiliates

        Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the BPO Common Shares not already owned by the Offerors. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increase its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY would benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million.

BPY Valuation

        Based upon and subject to the analyses, assumptions, qualifications and limitations discussed in the BPY Valuation, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPY Units is in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

7.     CONDUCT OF BPO'S BUSINESS IF THE OFFER IS NOT COMPLETED

        If the Offer is not completed because a condition of the Offer is not satisfied or because the Offerors terminate the Offer, the BPY Filing Persons expect that BPO's current management will continue to operate BPO's business substantially as presently operated. However, the BPY Filing Persons, individually and collectively, anticipate that if the Offer is not completed, the BPY Filing Persons will reevaluate their options with respect to acquiring additional BPO Common Shares. In particular, the BPY Filing Persons may consider:

  •
  not taking any action at that time, including not purchasing any BPO Common Shares, in which case the Shareholders would receive no consideration for their BPO Common Shares (except through sales in the open market) and would bear the risk that the trading price per BPO Common Share could decline to a price that is less than the Offered Consideration;

  •
  purchasing BPO Common Shares in the open market or privately-negotiated transactions, with purchases made at either market prices at the time of purchase or privately-negotiated prices, respectively, which may be higher or lower than or the same as the Offered Consideration;

  •
  making a new offer; or

  •
  attempting to negotiate a merger or other business combination with BPO, subject to compliance with applicable Laws.

        If the Offerors were to pursue any of these alternatives, it might take considerably longer for the unaffiliated Shareholders to receive any consideration for their BPO Common Shares (other than through sales in the open market) than if they had tendered their BPO Common Shares to the Offer. Any such transaction may result in proceeds per share to the unaffiliated Shareholders that are more than, less than or the same as the Offered Consideration.

8.     DISSENTERS' RIGHTS; RULE 13E-3

Dissenters' Rights

        Under Canadian law, Shareholders will not have dissenters' rights to payment of fair value of their BPO Common Shares in connection with the Offer. However, if a Compulsory Acquisition or Subsequent Acquisition Transaction is consummated, each Shareholder at the effective time of such acquisition will have the right to exercise dissenters' rights for payment of fair value of their BPO Common Shares.

        The following summarizes provisions of the CBCA regarding dissenters' rights that would be applicable in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction. This discussion is not a complete statement of law pertaining to dissenters' rights under Canadian law. See Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer".

Compulsory Acquisition

        To exercise their statutory right of Compulsory Acquisition (as defined under Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer"), the Offerors must give notice (the "Offerors' Notice") to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such BPO Common Shares) (in each case, a "Dissenting Offeree") and to the Director of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days from the date of the Offer. The Offerors' Notice shall state that (i) holders of more than 90% of the BPO Common Shares subject to the Offer have accepted the Offer, (ii) the Offerors are bound to take up and pay for or have taken up and paid for the BPO Common Shares of Shareholders who accepted the Offer, (iii) a Dissenting Offeree is required to elect to transfer its BPO Common Shares to the Offerors on the terms on which the Offerors acquired the BPO Common Shares of Shareholders who accepted the Offer or to demand payment of the fair value of the BPO Common Shares by so notifying the Offerors within 20 days after it receives the Offerors' Notice, (iv) a Dissenting Offeree that does not notify the Offerors of such election is deemed to have elected to transfer its BPO Common Shares on the same terms on which the Offerors acquired the BPO Common Shares of Shareholders who accepted the Offer, and (v) a Dissenting Offeree must send its BPO Common Shares within 20 days after receiving the Offerors' Notice.

        Within 20 days of giving the Offerors' Notice, the Offerors must pay or transfer to BPO the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offerors' Notice, each Dissenting Offeree must send the certificates representing the BPO Common Shares held by such Dissenting Offeree to BPO and must elect to either demand payment of the fair value of such BPO Common Shares held by such Dissenting Offeree or to transfer such BPO Common Shares to the Offerors on the terms of the Offer. A Dissenting Offeree who does not, within 20 days after receiving the Offerors' Notice, notify the Offerors that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's BPO Common Shares is deemed to have elected to transfer such BPO Common Shares to the Offerors on the same terms that the Offerors acquired BPO Common Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such BPO Common Shares, the Offerors may, within 20 days after paying or transferring to BPO the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, apply to court to fix the fair value of such BPO Common Shares of such Dissenting Offeree. If the Offerors fail to apply to such court within 20 days after they made the payment or transferred the consideration to BPO, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by that Dissenting Offeree or the Offerors within such periods, the Dissenting Offeree will be deemed to have elected to transfer its BPO Common Shares to the Offerors on the same terms on which the Offerors acquired BPO Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the BPO Common Shares could be more or less than the amount paid per BPO Common Share pursuant to the Offer.

Subsequent Acquisition Transaction

        Any Subsequent Acquisition Transaction (as defined under Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer") may result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their BPO Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its BPO Common Shares. The fair value so determined could be more or less than the amount paid per BPO Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Rule 13e-3

        Because the Offerors own BPO Common Shares and BPO Preferred Shares representing an aggregate voting interest of approximately 50.6% in BPO, they may be deemed to be "affiliates" of BPO and therefore the transactions contemplated in this document may be deemed to constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 under the Exchange Act requires, among other things, that certain financial information concerning BPO and certain information relating to the fairness of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction to unaffiliated Shareholders be filed with the SEC and disclosed to Shareholders prior to consummation of the Offer and such transaction. The Offerors have provided or incorporated by reference such information in this document, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D-1F and the respective exhibits thereto filed with the SEC. If permitted by applicable Laws, subsequent to the completion of the Offer, and a Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable, the Offerors intend to apply to the NYSE and the TSX to de-list the BPO Common Shares from trading and to cause BPO to terminate its public reporting obligations under U.S. securities laws.

9.     INTERESTS OF CERTAIN PERSONS IN THE OFFER.

        Certain Interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP.    In considering the fairness of the consideration to be received in the Offer, Shareholders should be aware that

Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP have certain interests that present actual or potential conflicts of interest in connection with the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, including that their financial interests with regard to the price per BPO Common Share offered in the Offer are generally adverse to the financial interests of the Shareholders being asked to tender their BPO Common Shares. None of the foregoing persons have formed any special or independent committee with respect to the Offer.

        Financial Interests.    The interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP in respect of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction are different from the interests of Shareholders because such entities have an interest in acquiring the BPO Common Shares for as low a price as possible and Shareholders have an interest in selling their BPO Common Shares for as high a price as possible. The interests of the directors, officers and other affiliates of each of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP in the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction may be the same as or different from the interests of Shareholders. For example, while in general the interests of Brookfield Asset Management, Brookfield Property Partners, BOP Split and Exchange LP's respective directors and officers in respect of the Offer will be aligned with such entities' respective interests, some of such persons own BPO Common Shares or Options convertible into BPO Common Shares, which they are entitled to tender to the Offer for the same price per BPO Common Share that is available to Shareholders, and/or own DSUs with a value derived from the value of the BPO Common Shares.

        Increase in Equity Enhancement Distributions.    In considering the Offer, Shareholders should be aware that, although Brookfield Asset Management has agreed to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, a successful Offer will result in Brookfield Asset Management receiving an increased quarterly equity enhancement distribution due to the expected increased capitalization value of Brookfield Property Partners as a result of the issuance of BPY Units in the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction. See "Risk Factors — Risks Relating to Brookfield Property Partners' Relationship with Brookfield — Brookfield Property Partners' organizational and ownership structure, as well as its contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Property Partners or the best interests of the BPY Unitholders" for further details.

        Interlocking Directors and Officers.    In considering the Offer and any position taken by BPO with respect to the Offer, Shareholders should be aware that certain officers and directors of BPO have interests in connection with the Offer which may present them with certain actual or potential conflicts of interest. Richard B. Clark is chairman and a director of BPO, serves as the chief executive officer of Brookfield Property Partners, is Chief Executive Officer of Brookfield's global property group, a Senior Managing Partner of Brookfield Asset Management, a member of the board of directors of General Growth Properties, Inc. and Chairman of Rouse Properties, Inc. Jack L. Cockwell is a director of BPO, a director and Group Chairman of Brookfield Asset Management and a director of a number of Brookfield Asset Management's affiliates. Mr. Cockwell was President and Chief Executive Officer of Brookfield Asset Management from 1991 to 2001 and was a senior executive of Brookfield Asset Management's predecessor companies. Michael Hegarty is a director of BPO and is a director of Rouse Properties, Inc. Brian W. Kingston is a director of BPO, serves as President and Chief Investment Officer of Brookfield Property Partners and is a Senior Managing Partner of Brookfield Asset Management. Robert L. Stelzl is a director of BPO and is a director and Chair of Brookfield Residential Properties Inc. John E. Zuccotti is a director of BPO and is the Chairman of the Board of Directors of Brookfield Financial Properties LLC, a holding subsidiary of BPO which holds interests in certain BPO properties in the United States.

        Options, DSUs and RSs.    Certain officers and directors of BPO hold Options, DSUs and RSs. All vested Options may be exercised in accordance with their terms and the BPO Common Shares acquired thereby may be tendered in the Offer. If Brookfield Property Partners acquires 100% of the BPO Common Shares, it is Brookfield Property Partners' current intention that the Options and other share based compensation awards then outstanding at BPO be redeemed for cash and/or converted into similar interests in Brookfield Property Partners. The intended approach is as follows:

  (a)
  Vested in-the-money Options then remaining be redeemed for a cash payment equal to the in-the-money value (i.e., the value of the Offered Consideration determined using the price of the BPY Units at the time of the exchange plus the cash amount, assuming full pro-ration, less the applicable strike price of the Option).

  (b)
  Unvested in-the-money Options then remaining be exchanged for unvested BPY Options on a basis that preserves the in-the-money value at the time of the exchange with the BPY Options having expiry dates and vesting terms consistent with the unvested Options exchanged.

  (c)
  Each outstanding out-of-the-money Option (whether vested or unvested) be exchanged for a BPY Option with a strike price equal to the value of a BPY Unit at the time of the exchange and expiry dates and vesting terms consistent with the Options to be exchanged.

  (d)
  DSUs and RSs be exchanged for awards in respect of Brookfield Property Partners such that the fair market value is the same immediately before and after such exchange and other terms and conditions be substantially the same before and after such exchange.

        In addition to the above, holders of Options may receive an additional award of BPY Options with a strike price equal to the value of a BPY Unit at the time of award and subject to vesting terms, in order to enable them to participate in the future appreciation of units of Brookfield Property Partners.

        Indemnification.    The Offerors expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors or officers of BPO, including on the terms provided in BPO's articles of incorporation and bylaws currently in effect, with respect to matters occurring prior to the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction will survive the consummation of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and continue in full force and effect thereafter.

 RISK FACTORS

        An investment in securities of the Offerors is subject to certain risks. As Shareholders will acquire BPY Units as consideration under the Offer, Shareholders should carefully consider the following risks and uncertainties associated with the Offerors and with the Offer before deciding whether to tender their BPO Common Shares to the Offer.

Risks Relating to the Offer

Following the completion of the Offer, the trading liquidity for BPO Common Shares not deposited under the Offer will be reduced, which might affect the price of the BPO Common Shares and the ability of a Shareholder to dispose of its BPO Common Shares.

        Following the completion of the Offer, the liquidity of the remaining BPO Common Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Additionally, to the extent permitted under applicable Laws, stock exchange regulations and other obligations of BPO, the Offerors may seek to cause the delisting of the BPO Common Shares on the TSX and NYSE. If the BPO Common Shares are delisted from the TSX or the NYSE, the market for the BPO Common Shares could be materially adversely affected. Although it is possible that the BPO Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the BPO Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the BPO Common Shares remaining at such time and the interest in maintaining a market in the BPO Common Shares on the part of securities firms.

Failure to successfully combine the businesses of BPO and BPY may adversely affect the future results of the combined organization, and, consequently, the value of the BPY Units that Shareholders receive as part of the Offered Consideration.

        To the extent Brookfield Property Partners acquires 100% of the BPO Common Shares in the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction, the success of such acquisition will depend, in part, on the ability of BPY to realize the anticipated benefits and synergies from combining the businesses of BPY and BPO. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all.

        Additional unanticipated costs may be incurred in the integration of the businesses of BPY and BPO. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. These integration difficulties could result in declines in the market value of BPY Units and, consequently, result in declines in the market value of the BPY Units that Shareholders receive as part of the Offered Consideration.

The issuance of BPY Units and Exchange LP Units under the Offer and the resale of BPY Units received in connection with the Offer may cause the market price of BPY Units to decline.

        There are 102,522,121 BPY Units outstanding. Brookfield Property Partners will issue a maximum of 186,211,700 BPY Units in connection with the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, either directly or upon exchange of Exchangeable LP Units. The issuance of these new BPY Units and their sale in the public market from time to time could have the effect of depressing the market price for BPY Units. Any increase in liquidity due to the issuance of BPY Units under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction may be mitigated due to greater volatility of market prices in the near term pending the creation of a stable unitholder base.

Shareholders will receive a fixed number of BPY Units under the Offer and this consideration will not be adjusted to reflect market fluctuations. Consequently, the BPY Units issuable under the Offer may have a market value lower than the value of the BPY Units on the date of the announcement of the Offer.

        Shareholders will receive a fixed number of BPY Units under the Offer, rather than BPY Units with a fixed market value. Because the consideration under the Offer will not be adjusted to reflect any changes in the market value of the BPY Units, the market value of BPY Units may vary significantly from the value at the dates referenced in this document or the actual dates that Shareholders become entitled to receive BPY Units pursuant to the Offer. For example, from the commencement of trading of the BPY Units until September 27, 2013 (the most recent trading day prior to the date of the announcement of the Offer), the trading price of BPY Units on the NYSE varied from a low of $18.80 to a high of $23.99 and ended that period at $19.34. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Brookfield Property Partners and BPO, market assessments of the likelihood that the Offer will be consummated, general market and economic conditions and other factors over which Brookfield Property Partners has no control, and some of which might affect Brookfield Property Partners differently than BPO. Moreover, currency exchange rates may fluctuate and the prevailing Canadian dollar — U.S. dollar exchange rate on the Effective Date may be significantly different from the exchange rate on the date of this document or the actual dates that non-U.S. Shareholders become entitled to receive cash payments. These changes may significantly affect the value of the consideration under the Offer or the relative value of the choices of consideration.

The acquisition of BPO might not be successfully completed without the possibility of Shareholders exercising dissent rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

        In order for the Offerors to acquire all of the issued and outstanding BPO Common Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, subject to customary terms and conditions. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their BPO Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Shareholders for their BPO Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of BPO Common Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Brookfield Property Partners' financial position and liquidity. In addition, a Subsequent Acquisition Transaction will likely include a condition that only a certain percentage of Shareholders exercise dissent rights, and other customary conditions. If such conditions are not satisfied, a Subsequent Acquisition Transaction may not occur.

Shareholders may not receive their desired mix of BPY Units and/or cash in the Offer or in any Compulsory Acquisition or Subsequent Acquisition Transaction due to pro-ration.

        In light of the total amount of cash available under the Offer relative to the size of the Offer, it is likely that Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than they elected to receive due to pro-ration. In addition, depending on whether a Shareholder tenders BPO Common Shares prior to 5:00 p.m. (EST) on [            ], 2014, during the Subsequent Offering Period or at the time of a Compulsory Acquisition or Subsequent Acquisition Transaction and due to the pro-ration procedures, such Shareholder may receive less cash than other Shareholders who tendered their BPO Common Shares at a different stage of the Offer.

        In light of the total amount of BPY Units available under the Offer relative to the size of the Offer, it is likely that Shareholders who elect to receive only BPY Units for their BPO Common Shares will receive a portion of their consideration as cash due to pro-ration. In addition, depending on whether a Shareholder tenders BPO Common Shares prior to 5:00 p.m. (EST) on [            ], 2014, during the Subsequent Offering Period or at the time of a Compulsory Acquisition or Subsequent Acquisition Transaction and due to the

pro-ration procedures, such Shareholder may receive fewer BPY Units than other Shareholders who tendered their BPO Common Shares at a different stage of the Offer.

        Assuming that all Shareholders tendered all their BPO Common Shares for either all cash or all BPY Units, each Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share tendered, subject to adjustment for fractional shares, as described herein, which may not be the desired mix for such Shareholder. Moreover, the value of the cash consideration ($20.34 per BPO Common Share) may be different than the value of a BPY Unit. The closing price of the BPY Units on the NYSE on September 27, 2013 was $19.34 and the closing price of the BPY Units on the NYSE on December 17, 2013 was $19.79. As a result, due to pro ration a Shareholder may receive consideration with a different value than the Shareholder elected to receive.

BPO and BPY will incur substantial transaction-related costs in connection with the Offer.

        BPO and BPY expect to incur a number of non-recurring transaction-related costs associated with completing the Offer, combining the operations of the two companies and attempting to achieve desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filings fees and printing costs.

Brookfield Property Partners is an externally-managed Bermuda exempted limited partnership, and consequently may not be as attractive to investors as BPO, an internally-managed Canadian corporation.

        Upon completion of the Offer, Shareholders may become BPY Unitholders. The rights and protections of BPY Unitholders differ materially from the current rights and protections of Shareholders. These differences arise from differences between the CBCA, on the one hand, and the BPY Limited Partnership Agreement, the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act, on the other hand. In addition, Brookfield Property Partners is externally-managed by the BPY Service Providers whereas BPO is internally-managed. An investment in an externally-managed Bermuda limited partnership may not be as attractive to investors as a more conventional internally-managed Canadian corporation. See Section 27 of the Circular, "Comparison of Rights" for further details. See also "— Brookfield Property Partners' organizational and ownership structure, as well as its contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Property Partners or the best interests of the BPY Unitholders".

Brookfield Property Partners will incur indebtedness to complete the Offer.

        Brookfield Property Partners and certain of its subsidiaries will execute a new agreement providing for the New BPY Credit Facility (as defined herein), consisting of the $1.5 billion term Acquisition Credit Facility to fund the Offer and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of Brookfield Property Partners, to fund a portion of the additional cash required to complete the Offer up to a limit of $[            ] and for general corporate and operating purposes. The New BPY Credit Facility will have a term of two years, with a one year extension option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees.

        Subject to such exceptions as may be specified in the New BPY Credit Facility, Brookfield Property Partners will be required to cause a specified portion of all net proceeds that it receives from future asset sales and BPO debt issuances to be applied to repay the Acquisition Credit Facility. The portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay such Acquisition Credit Facility. A failure by Brookfield Property Partners to execute on its repayment plan could result in a material adverse effect on Brookfield Property Partners as it may not be able to extend the New BPY Credit Facility for an additional year.

        See Section 8 of the Circular, "Source of Offered Consideration" for further details.

Future results of Brookfield Property Partners may differ materially from the unaudited consolidated pro forma financial statements of BPY presented in this document.

        The future results of Brookfield Property Partners may be materially different from those shown in the unaudited consolidated pro forma financial statements presented in this document, which show a combination of BPY's and BPO's historical results after giving effect to (i) the acquisition of all of the BPO Common Shares not currently owned by the Offerors and their subsidiaries and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements. The unaudited consolidated pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of Brookfield Property Partners and should be read in conjunction with the historical financial information of Brookfield Property Partners and BPO included or incorporated by reference into this document. The preparation of the unaudited consolidated pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited consolidated pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described therein had been effected on the dates indicated, nor are they indicative of Brookfield Property Partners' future results.

Risks Relating to the Exchange LP Units

There will be no trading market for Exchange LP Units.

        The Exchange LP Units will not be listed or quoted on a stock exchange and will not generally be transferable. Holders of Exchange LP Units wishing to sell their Exchange LP Units will have to exchange such units for BPY Units in accordance with their terms and sell the latter. As a result, it could take longer to liquidate an investment in Exchange LP Units than it would to liquidate an investment in BPY Units. If Exchange LP Units are held in certificated form, it will take longer to effect an exchange to BPY Units than if Exchange LP Units are held in book-based form through a broker. Accordingly, holders who receive Exchange LP Units in certificated form are encouraged to discuss with their broker moving their holdings to book-based form in order to facilitate a prompt exchange into BPY Units.

A transaction beyond the control of a Canadian resident holder of Exchange LP Units may result in a taxable event for such holder.

        The Offer has been structured to provide the opportunity for taxable Canadian Shareholders to defer recognition of all or a portion of any gain otherwise realized on the Offer for Canadian federal income tax purposes. See Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations". A holder of Exchange LP Units will, however, generally realize a gain or loss on a disposition of Exchange LP Units. Prior to the seventh anniversary of the Effective Date, Exchange LP may elect to redeem Exchange LP Units in limited circumstances, and Exchange LP may redeem the Exchange LP Units in any circumstances on or after the seventh anniversary of the Effective Date. Thus, a Canadian resident holder of Exchange LP Units may have a taxable event in a transaction beyond such holder's control.

A redemption or exchange of Exchange LP Units will have Canadian tax consequences.

        The Offer provides the opportunity for a tax deferral to taxable Canadian Shareholders who receive Exchange LP Units pursuant to the Offer and file the appropriate elections. However, such Canadian Shareholders will generally only be able to obtain a Canadian tax deferral for as long as they hold the Exchange LP Units. The exchange of Exchange LP Units for BPY Units will be a taxable transaction for taxable Canadian Shareholders. See Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Risks Relating to the BPY Units

The price of BPY Units may fluctuate significantly and Shareholders could lose all or part of the value of their BPY Units.

        The market price of BPY Units may fluctuate significantly and Shareholders could lose all or part of the value of their BPY Units. Factors that may cause the price of BPY Units to vary include:

  •
  market perception of the Offer;

  •
  changes in Brookfield Property Partners' financial performance and prospects and Brookfield's financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to Brookfield Property Partners or Brookfield;

  •
  the termination of the Master Services Agreement or the departure of some or all of Brookfield's professionals;

  •
  changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to Brookfield Property Partners;

  •
  sales of BPY Units by BPY Unitholders, including by Brookfield and/or other significant holders of BPY Units;

  •
  general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

  •
  speculation in the press or investment community regarding Brookfield Property Partners or Brookfield or factors or events that may directly or indirectly affect Brookfield Property Partners or Brookfield;

  •
  Brookfield Property Partners' ability to raise capital on favorable terms; and

  •
  a loss of any major funding source.

        Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of BPY Units.

In addition to the BPY Units to be issued pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Brookfield Property Partners may issue additional BPY Units in the future in lieu of incurring indebtedness which may dilute existing BPY Unitholders or Brookfield Property Partners may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to BPY Unitholders.

        Brookfield Property Partners may issue additional securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BPY General Partner may determine. The BPY General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in Brookfield Property Partners' profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of Brookfield Property Partners and any redemption, conversion and exchange rights. The BPY General Partner may use such authority to issue additional BPY Units, which would dilute existing BPY Unitholders, or to issue securities with rights and privileges that are more favorable than those of the BPY Units. Shareholders will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued if they become BPY Unitholders.

In addition to the BPY Units to be issued pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, future sales or issuances of BPY Units in the public markets, or the perception of such sales, could depress the market price of BPY Units.

        The sale or issuance of a substantial number of BPY Units or other equity-related securities in the public markets, or the perception that such sales could occur, could depress the market price of BPY Units and impair Brookfield Property Partners' ability to raise capital through the sale of additional equity securities. Although

Brookfield intends to maintain a significant interest in Brookfield Property Partners, Brookfield expects its interests in the Property Partnership to be reduced over time through mergers, treasury issuances or secondary sales which could also depress the market price of BPY Units. Brookfield Property Partners cannot predict the effect that future sales or issuances of BPY Units, other equity-related securities, or the limited partnership units of the Property Partnership would have on the market price of BPY Units.

BPY Unitholders do not have a right to vote on partnership matters or to take part in the management of Brookfield Property Partners.

        Under the BPY Limited Partnership Agreement, BPY Unitholders are not entitled to vote on matters relating to Brookfield Property Partners, such as acquisitions, dispositions or financing, or to participate in the management or control of Brookfield Property Partners. In particular, BPY Unitholders do not have the right to remove the BPY General Partner, to cause the BPY General Partner to withdraw from Brookfield Property Partners, to cause a new general partner to be admitted to Brookfield Property Partners, to appoint new directors to the BPY General Partner's board of directors, to remove existing directors from the BPY General Partner's board of directors or to prevent a change of control of the BPY General Partner. In addition, except as prescribed by applicable laws, BPY Unitholders' consent rights apply only with respect to certain amendments to the BPY Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, BPY Unitholders will not be able to influence the direction of Brookfield Property Partners, including its policies and procedures, or to cause a change in its management, even if they are dissatisfied with Brookfield Property Partners' performance. Consequently, BPY Unitholders may be deprived of an opportunity to receive a premium for their BPY Units in the future through a sale of Brookfield Property Partners and the trading price of BPY Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Brookfield Property Partners is a Bermuda exempted limited partnership and it may not be possible for its investors to serve process on or enforce U.S. or Canadian judgments against it.

        Brookfield Property Partners is a Bermuda exempted limited partnership and a substantial portion of its assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team who will be principally responsible for providing Brookfield Property Partners with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon Brookfield Property Partners or its directors and executive officers, or to enforce, against it or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian Securities Laws. Brookfield Property Partners believes that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian Securities Laws. See Annex A, "Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Our Units".

Following the Offer, the public float of BPY may be smaller than that of BPO and such limited public float and trading volume for the BPY Units may have an adverse impact on the unit price or make it difficult to liquidate.

        Following the Offer, the public float of BPY may be smaller than that of BPO and such limited public float and trading volume for the BPY Units may have an adverse impact on the unit price or make it difficult to liquidate. Future sales of substantial amounts of the BPY Units in the public market, or the perception that these sales could occur, may also adversely impact the market price of the BPY Units and the BPY Units could be difficult to liquidate.

United States Tax Risk Factors Relating to the Offer

If the exchange of BPO Common Shares for BPY Units pursuant to the Offer does not qualify as a tax-free exchange, then Shareholders that are U.S. taxpayers may recognize U.S. taxable gain.

        In general, the exchange by a Shareholder of BPO Common Shares for BPY Units pursuant to the Offer is expected to qualify as an exchange to which Section 721(a) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") applies, i.e., a tax-free exchange in which no gain or loss is recognized for U.S. federal income tax purposes. However, Section 721(a) of the U.S. Internal Revenue Code will not apply to such exchange if, for U.S. federal income tax purposes, (i) Brookfield Property Partners is a publicly traded partnership treated as a corporation or (ii) Brookfield Property Partners is treated as a partnership that would be an "investment company" if it were incorporated. In either case, a Shareholder that is a U.S. taxpayer may recognize gain upon the exchange.

        In the opinion of Torys LLP, the exchange of BPO Common Shares for BPY Units pursuant to the Offer should qualify as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code. Moreover, it is also the opinion of Torys LLP that Brookfield Property Partners will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the "IRS") is not bound by any of these opinions and may disagree with their conclusions. For a more detailed discussion, see Section 26 of this Circular, "Material United States Federal Income Tax Consequences".

Brookfield Property Partners may engage in transactions that cause a former BPO Shareholder to be subject to taxation in a manner different from that applicable to other holders of BPY Units.

        A former Shareholder that is a U.S. taxpayer could be required to recognize part or all of the "built-in gain" in such Shareholder's BPO Common Shares exchanged for BPY Units pursuant to the Offer if Brookfield Property Partners (i) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, in a taxable transaction at any time following the Offer, such BPO Common Shares, (ii) distributes such BPO Common Shares acquired from such Shareholder to another BPY Unitholder within seven years following the Offer, (iii) distributes any Brookfield Property Partners property (other than money or BPO Common Shares acquired from such Shareholder) to such BPY Unitholder within seven years of the Offer, or (iv) makes any distribution (other than an "operating cash flow distribution" as defined for U.S. federal income tax purposes) to such former Shareholder within two years following the Offer. The BPY General Partner intends to use commercially reasonable efforts to ensure that a Shareholder that is a U.S. taxpayer is not required to recognize part or all of the "built-in gain" in such Shareholder's BPO Common Shares deferred as a result of the Offer, in the event that Brookfield Property Partners undertakes any of the foregoing transactions. For a more detailed discussion, see Section 26 of this Circular, "Material United States Federal Income Tax Consequences — Ownership and Disposition of BPY Units Received Pursuant to the Offer".

        For additional U.S. tax risk factors, see the discussion below under "— Risks Relating to Brookfield Property Partners — Risks Relating to Taxation — United States".

Canadian Tax Risk Factors relating to the Offer

Canadian Shareholders who elect to receive Exchange LP Units and who wish to make a Joint Tax Election (as defined herein) are responsible for the validity, proper completion and timely filing of such Joint Tax Election.

        For Canadian Shareholders who elect to receive Exchange LP Units, BOP Exchange GP ULC ("GP ULC"), the general partner of Exchange LP, will make the necessary Joint Tax Elections with such Canadian Shareholders. However, none of Exchange LP, GP ULC nor any of the members of Exchange LP will be responsible for the validity, proper completion or timely filing of any Joint Tax Election nor for any taxes, interest, penalties or other consequences under the Income Tax Act (Canada) (the "Tax Act") (or applicable provincial tax legislation) in respect thereof. GP ULC agrees only to deliver an executed copy of the Joint Tax Election containing the relevant information to Canadian Shareholders who have submitted, on or before the Election Deadline (as defined herein), all of the relevant information through the website http://www.brookfieldpropertypartners.com/bpotaxelection, that will be made available for this purpose, provided that the information provided complies with the rules under the Tax Act described herein). See Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations". The Elected Amount (as defined herein) in such election may not be less than the fair market value of any consideration other than Exchange LP Units (including cash) received by a Canadian Shareholder.

If Exchange LP earns income that is subject to SIFT Tax (as defined herein) for any taxation year, the Canadian federal income tax consequences to holders of Exchange LP Units could be moderately different in certain respects from those described in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Exchange LP's cash available for distributions may be reduced.

        Under the rules in the Tax Act (the "SIFT Rules") applicable to a "SIFT partnership" (as defined in the Tax Act), certain income and gains earned by a "SIFT partnership" are subject to income tax (the "SIFT Tax") at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. GP ULC has advised counsel that it expects that Exchange LP will be a "SIFT partnership" for each of its taxation years but it does not expect that Exchange LP will be liable for any material amount of SIFT Tax for any taxation year.

        If Exchange LP earns income that is subject to SIFT Tax for any taxation year, the Canadian federal income tax consequences to holders of Exchange LP Units could be materially different in certain respects from those described in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Exchange LP's cash available for distributions may be reduced.

The Exchange LP Units will not be a "qualified investment" (as defined in the Tax Act) for Registered Plans (as defined herein).

        The Exchange LP Units will not be a "qualified investment" (as defined in the Tax Act) for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, or a tax-free savings account ("TFSA") (all as defined in the Tax Act and collectively referred to herein as "Registered Plans"). Canadian Shareholders who hold their BPO Common Shares in a Registered Plan and who tender their BPO Common Shares held in such Registered Plan to the Offer should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Offer. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by Registered Plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF. Canadian Shareholders who hold their BPO Common Shares in a Registered Plan should consult their own tax advisors.

        For additional Canadian tax risk factors, see the discussion below under "— Risks Relating to Brookfield Property Partners — Risks Relating to Taxation — Canada".

Risks Relating to Brookfield Property Partners

Brookfield Property Partners is a recently formed partnership with limited separate operating history and the historical and pro forma financial information included herein does not reflect the financial condition or operating results Brookfield Property Partners would have achieved during the periods presented, and therefore may not be a reliable indicator of Brookfield Property Partners' future financial performance.

        Brookfield Property Partners was formed on January 3, 2013 and has only recently commenced its activities and has not generated overly significant net income to date. Brookfield Property Partners' limited operating history will make it difficult to assess its ability to operate profitably and make distributions to BPY Unitholders. The historical and pro forma financial statements included in this document may not be indicative of Brookfield Property Partners' future financial condition or operating results.

Brookfield Property Partners relies on the Property Partnership and, indirectly, the Holding Entities and its operating entities to provide it with the funds necessary to pay distributions and meet its financial obligations.

        Brookfield Property Partners' sole direct investment is its managing general partnership interest in the Property Partnership, which owns all of the common shares or equity interests, as applicable, of the Holding

Entities, through which Brookfield Property Partners holds all of its interests in the operating entities. Brookfield Property Partners has no independent means of generating revenue. As a result, Brookfield Property Partners depends on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and its operating entities, including BPO, to provide it with the funds necessary to pay distributions on the BPY Units and to meet its financial obligations. The Property Partnership, the Holding Entities and Brookfield Property Partners' operating entities are legally distinct from Brookfield Property Partners and they will generally be required to service their debt obligations before making distributions to Brookfield Property Partners or their parent entity, as applicable, thereby reducing the amount of Brookfield Property Partners' cash flow available to pay distributions on the BPY Units, fund working capital and satisfy other needs. Any other entities through which Brookfield Property Partners may conduct operations in the future will also be legally distinct from Brookfield Property Partners and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to Brookfield Property Partners under certain conditions.

        Brookfield Property Partners anticipates that the only distributions it will receive in respect of its managing general partnership interests in the Property Partnership will consist of amounts that are intended to assist it in making distributions to BPY Unitholders in accordance with its distribution policy and to allow it to pay expenses as they become due.

Brookfield Property Partners may not be able to make distributions to BPY Unitholders in amounts intended or at all.

        Brookfield Property Partners intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per BPY Unit on an annualized basis. However, despite its projections, there can be no assurance that Brookfield Property Partners will be able to make such distributions or meet its target growth rate range of 3% to 5% annually. Based on amounts received in distributions from Brookfield Property Partners' operating entities and its projected operating cash flow from its direct investments, its proposed distributions would be significantly greater than such amounts.

        Further, unless the Offerors acquire 100% of the BPO Common Shares in the Offer and/or through a Compulsory Acquisition or Subsequent Acquisition Transaction, BPY may not be able to cause BPO to make distributions and other payments to BPY to provide BPY with the funds necessary to pay distributions on the increased number of BPY Units that would be issued in the Offer.

        Although Brookfield Property Partners may use distributions from its operating entities, the proceeds of sales of certain of its direct investments and/or borrowings to fund any shortfall in distributions, it may not be able to do so on a consistent and sustainable basis. Brookfield Property Partners' ability to make distributions will depend on several other factors, some of which are out of its control, including, among other things, general economic conditions, its results of operations and financial condition, the amount of cash that is generated by its operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance its operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities, any or all of which could prevent it from meeting its anticipated distribution levels. Finally, the BPY General Partner has sole authority to determine when and if Brookfield Property Partners' distributions will be made in respect of BPY Units, and there can be no assurance that the BPY General Partner will declare and pay the distributions on BPY Units as intended or at all.

Brookfield Property Partners is subject to foreign currency risk and its risk management activities may adversely affect the performance of its operations.

        Some of Brookfield Property Partners' assets and operations are in countries where the U.S. Dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. Dollar which Brookfield Property Partners must convert to U.S. Dollars prior to making distributions on BPY Units. A significant depreciation in the value of such foreign currencies may have a material adverse effect on Brookfield Property Partners' business, financial condition and results of operations.

        When managing its exposure to such market risks, Brookfield Property Partners may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that Brookfield Property Partners enters into generally will depend on its ability to structure contracts that appropriately offset its risk position. As a result, while Brookfield Property Partners may enter into such transactions in order to reduce its exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

Brookfield Property Partners is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions) and if Brookfield Property Partners were deemed an "investment company" under the U.S. Investment Company Act applicable restrictions would make it impractical for Brookfield Property Partners to operate as contemplated.

        The United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the "U.S. Investment Company Act") (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Brookfield Property Partners has not been and does not intend to become regulated as an investment company and intends to conduct its activities so it will not be deemed to be an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that it is not deemed to be an investment company, Brookfield Property Partners may be required to materially restrict or limit the scope of its operations or plans, will be limited in the types of acquisitions that it may make and may need to modify its organizational structure or dispose of assets that it would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause Brookfield Property Partners to be deemed an investment company under the U.S. Investment Company Act, it would be impractical for Brookfield Property Partners to operate as intended, agreements and arrangements between and among Brookfield Property Partners and Brookfield would be impaired and Brookfield Property Partners' business, financial condition and results of operations would be materially adversely affected. Accordingly, Brookfield Property Partners would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of Brookfield Property Partners and the Holding Entities, the amendment of the BPY Limited Partnership Agreement or the termination of Brookfield Property Partners, any of which would materially adversely affect the value of the BPY Units. In addition, if Brookfield Property Partners were deemed to be an investment company under the U.S. Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of the BPY Units. See Annex A, "Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership".

Brookfield Property Partners is a "foreign private issuer" under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

        Although Brookfield Property Partners is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about Brookfield Property Partners than is regularly published by or about other public companies in the United States and Brookfield Property Partners is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide BPY Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large BPY Unitholders will not be obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE will be inapplicable to Brookfield Property Partners.

Brookfield Property Partners is a "SEC foreign issuer" under Canadian Securities Laws and is exempt from certain requirements of Canadian Securities Laws.

        Although Brookfield Property Partners is a reporting issuer in Canada, it is a "SEC foreign issuer" and exempt from certain Canadian Securities Laws relating to continuous disclosure obligations and proxy solicitation as long as it complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to BPY Unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about Brookfield Property Partners than is regularly published by or about other reporting issuers in Canada.

Brookfield Property Partners may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

        Brookfield Property Partners' ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner's directors and, accordingly, exercises substantial influence over Brookfield Property Partners. In turn, Brookfield Property Partners often has a majority controlling interest or a significant influence in its investments, including BPO. Even though Brookfield has an effective economic interest in Brookfield Property Partners' business of approximately 89% as a result of its ownership of BPY Units and the Redemption-Exchange Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and therefore Brookfield may use its control rights in a manner that conflicts with the economic interests of other BPY Unitholders. For example, despite the fact that Brookfield Property Partners has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over Brookfield Property Partners, and, in turn, over its investments, there is a greater risk of transfer of assets of its investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage Brookfield Property Partners and its investments. Any such increase in debt would also make Brookfield Property Partners more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to Brookfield Property Partners and ultimately to BPY Unitholders.

Risks Relating to Brookfield Property Partners' Business

Brookfield Property Partners' economic performance and the value of its assets are subject to the risks incidental to the ownership and operation of real estate assets.

        Brookfield Property Partners' economic performance, the value of its assets and, therefore, the value of the BPY Units are subject to the risks normally associated with the ownership and operation of real estate assets, including but not limited to:

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  downturns and trends in the national, regional and local economic conditions where its properties and other assets are located;

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  the cyclical nature of the real estate industry;

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  local real estate market conditions, such as an oversupply of commercial properties, including space available by sublease, or a reduction in demand for such properties;

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  changes in interest rates and the availability of financing;

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  competition from other properties;

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  changes in market rental rates and its ability to rent space on favorable terms;

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  the bankruptcy, insolvency, credit deterioration or other default of its tenants;

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  the need to periodically renovate, repair and re-lease space and the costs thereof;

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  increases in maintenance, insurance and operating costs;

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  civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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  the decrease in the attractiveness of its properties to tenants;

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  the decrease in the underlying value of its properties; and

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  certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether a property is producing sufficient income to service these expenses.

Brookfield Property Partners is dependent upon the economic conditions of the markets where its assets are located.

        Brookfield Property Partners is affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which it owns assets. A protracted decline in economic conditions will cause downward pressure on Brookfield Property Partners' operating margins and asset values as a result of lower demand for space.

        Substantially all of Brookfield Property Partners' properties are located in North America, Europe, Australia and Brazil. A prolonged downturn in one or more of these economies or the economy of any other country where Brookfield Property Partners owns property would result in reduced demand for space and number of prospective tenants and will affect the ability of its properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, Brookfield Property Partners may not be able to offset such increases by increasing rents.

        Additionally, as part of Brookfield Property Partners' strategy for its office property platform to focus on markets underpinned by major financial, energy, technology and professional services businesses, a significant downturn in one or more of the industries in which these businesses operate would also adversely affect its results of operations.

Brookfield Property Partners faces risks associated with the use of debt to finance its business, including refinancing risk.

        Brookfield Property Partners incurs debt in the ordinary course of its business and therefore is subject to the risks associated with debt financing. In addition, Brookfield Property Partners' debt will increase substantially as a result of the Offer as it will enter into the New BPY Credit Facility to finance the cash consideration and expenses of the Offer. These risks, including the following, may adversely affect Brookfield Property Partners' financial condition and results of operations:

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  cash flows may be insufficient to meet required payments of principal and interest;

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  payments of principal and interest on borrowings may leave insufficient cash resources to pay operating expenses;

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  Brookfield Property Partners may not be able to extend its New BPY Credit Facility for an additional year upon its two-year expiry date if it has not been successful in prepaying such debt and reducing the commitments to $1.5 billion or less through its intended repayment plan;

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  Brookfield Property Partners may not be able to refinance indebtedness on its assets at maturity due to business and market factors, including: disruptions in the capital and credit markets; the estimated cash flows of its properties and other assets; the value of its properties and other assets; and financial, competitive, business and other factors, including factors beyond its control; and

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  if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

        Brookfield Property Partners and its subsidiaries have a significant degree of leverage on their assets, which will increase upon entering into of the New BPY Credit Facility. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt.

        Brookfield Property Partners relies on its subsidiaries to provide it with the funds necessary to make distributions on BPY Units and meet its financial obligations. The leverage on Brookfield Property Partners and the assets of its subsidiaries may affect the funds available to Brookfield Property Partners if the terms of the debt impose restrictions on the ability of its subsidiaries to make distributions. In addition, the subsidiaries of Brookfield Property Partners will generally have to service their debt obligations before making distributions.

        Leverage may also result in a requirement for liquidity, which may force the sale of assets at times of low demand and/or prices for such assets.

        Brookfield Property Partners and certain of its key holding companies are currently parties to eleven separate credit agreements with eleven lenders, providing for an aggregate of $550 million in committed unsecured revolving credit availability. In connection with the Offer, Brookfield Property Partners intends to enter into the New BPY Credit Facility which will replace these credit facilities and provide for an aggregate of $2.5 billion in committed credit availability. In November 2013, Brookfield Property Partners approved the entering into of a $500 million subordinated credit facility with Brookfield to supplement its liquidity. Brookfield Property Partners and its subsidiaries will likely incur indebtedness under future credit facilities and other debt-like instruments, including in respect of asset level indebtedness. Brookfield Property Partners and its subsidiaries may issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

        In addition, Brookfield holds $1.25 billion of redeemable preferred shares of one of the Holding Entities. Brookfield Property Partners has agreed to use its commercially reasonable efforts to, as soon as reasonably practical, and subject to any restrictions in the New BPY Credit Facility, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to it, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. The terms of any such financing may be less favorable to Brookfield Property Partners than the terms of the preferred shares.

        If Brookfield Property Partners and its subsidiaries are unable to refinance their indebtedness on acceptable terms, or at all, they may need to dispose of one or more of their properties or other assets upon disadvantageous terms. In addition, prevailing interest rates or other factors at the time of refinancing could increase their costs of borrowing, and if they mortgage property to secure such indebtedness and are unable to service any such mortgages, the mortgagee would be entitled to foreclose upon the secured property and appoint a receiver to collect all rents and revenue from such property. This may adversely affect Brookfield Property Partners' ability to make distributions or payments to BPY Unitholders and lenders.

Restrictive covenants in Brookfield Property Partners' indebtedness may limit management's discretion with respect to certain business matters.

        Instruments governing any of Brookfield Property Partners' indebtedness or indebtedness of its operating entities or their subsidiaries may contain restrictive covenants limiting its discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, Brookfield Property Partners' ability to create liens or other encumbrances, to make distributions to BPY Unitholders or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require Brookfield Property Partners to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could permit acceleration of the relevant indebtedness.

If Brookfield Property Partners is unable to manage its interest rate risk effectively, its cash flows and operating results may suffer.

        Advances under credit facilities and certain property-level mortgage debt bear interest at a variable rate. Brookfield Property Partners may incur further indebtedness in the future that also bears interest at a variable rate or it may be required to refinance its debt at higher rates. In addition, though Brookfield Property Partners attempts to manage interest rate risk, there can be no assurance that it will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which Brookfield Property Partners anticipates based upon historical trends would adversely affect its cash flows.

Brookfield Property Partners faces potential adverse effects from tenant defaults, bankruptcies or insolvencies.

        A commercial tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant's inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, Brookfield Property Partners may experience delays and incur costs in enforcing its rights as landlord and protecting its investments.

        Brookfield Property Partners cannot evict a tenant solely because of its bankruptcy. In addition, in certain jurisdictions where Brookfield Property Partners owns properties, a court may authorize a tenant to reject and terminate its lease. In such a case, Brookfield Property Partners' claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay the full amount it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect Brookfield Property Partners' cash flows and results of operations. In the case of Brookfield Property Partners' retail properties, the bankruptcy or insolvency of an anchor tenant or tenant with stores at many of its properties would cause Brookfield Property Partners to suffer lower revenues and operational difficulties, including difficulties leasing the remainder of the property. Significant expenses associated with each property, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the property. In the event of a significant number of lease defaults and/or tenant bankruptcies, Brookfield Property Partners' cash flows may not be sufficient to pay cash distributions to BPY Unitholders and repay maturing debt or other obligations.

Reliance on significant tenants could adversely affect Brookfield Property Partners' results of operations.

        Many of Brookfield Property Partners' properties are occupied by one or more significant tenants and, therefore, its revenues from those properties are materially dependent on the creditworthiness and financial stability of those tenants. Brookfield Property Partners' business would be adversely affected if any of those tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, Brookfield Property Partners may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and re-leasing the property. If a lease of a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent previously received.

Brookfield Property Partners' inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect its cash flows and operating results.

        Brookfield Property Partners' properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to Brookfield Property Partners than the existing lease. Brookfield Property Partners would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, Brookfield Property Partners may not be able to lease its properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. When leasing other space after the vacancy of a retail tenant, these provisions may limit the number and types of prospective tenants for the vacant space.

Brookfield Property Partners' competitors may adversely affect its ability to lease its properties which may cause its cash flows and operating results to suffer.

        Each segment of the real estate industry is competitive. Numerous other developers, managers and owners of commercial properties compete with Brookfield Property Partners in seeking tenants and, in the case of Brookfield Property Partners' multi-family properties, there are numerous housing alternatives which compete with its properties in attracting residents. Some of the properties of Brookfield Property Partners' competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than Brookfield Property Partners' properties, which may result in their owners being willing to make space available at lower prices than the space in Brookfield Property Partners' properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on Brookfield Property Partners' ability to lease its properties and on the rents that it may charge or concessions that it must grant. If Brookfield Property Partners' competitors adversely impact its ability to lease its properties, its cash flows and operating results may suffer.

        Brookfield Property Partners' ability to realize its strategies and capitalize on its competitive strengths are dependent on the ability of its operating entities to effectively operate its large group of commercial properties, maintain good relationships with tenants, and remain well-capitalized, and its failure to do any of the foregoing would affect its ability to compete effectively in the markets in which it does business.

Brookfield Property Partners' insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect its financial condition and results of operations.

        Brookfield Property Partners maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry; however, its insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates in the future.

        There also are certain types of risks (such as war, environmental contamination such as toxic mold, and lease and other contract claims) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, Brookfield Property Partners could lose its investment in, and anticipated profits and cash flows from, one or more properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Possible terrorist activity could adversely affect Brookfield Property Partners' financial condition and results of operations and its insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

        Possible terrorist attacks in the markets where Brookfield Property Partners' properties are located may result in declining economic activity, which could reduce the demand for space at its properties, reduce the value of its properties and could harm the demand for goods and services offered by its tenants.

        Additionally, terrorist activities could directly affect the value of Brookfield Property Partners' properties through damage, destruction or loss. Brookfield Property Partners' office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of Brookfield Property Partners' office properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Brookfield Property Partners' insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Brookfield Property Partners is subject to risks relating to development and redevelopment projects.

        On a strategic and selective basis, Brookfield Property Partners may develop and redevelop properties. The real estate development and redevelopment business involves significant risks that could adversely affect Brookfield Property Partners' business, financial condition and results of operations, including the following:

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  Brookfield Property Partners may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties;

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  Brookfield Property Partners may not have sufficient capital to proceed with planned redevelopment or expansion activities;

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  Brookfield Property Partners may abandon redevelopment or expansion activities already under way, which may result in additional cost recognition;

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  Brookfield Property Partners may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

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  Brookfield Property Partners may not be able to lease properties at all or on favorable terms, or occupancy rates and rents at a completed project might not meet projections and, therefore, the project might not be profitable;

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  construction costs, total investment amounts and Brookfield Property Partners' share of remaining funding may exceed its estimates and projects may not be completed and delivered as planned; and

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  upon completion of construction, Brookfield Property Partners may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that it has financed through construction loans.

Brookfield Property Partners is subject to risks that affect the retail environment.

        Brookfield Property Partners is subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, low consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending and adversely affect the sales of Brookfield Property Partners' retail tenants. This could have an unfavorable effect on Brookfield Property Partners' operations and its ability to attract new retail tenants.

        In addition, Brookfield Property Partners' retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect Brookfield Property Partners' revenues and cash flows. Additionally, Brookfield Property Partners' retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of Brookfield Property Partners' retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, Brookfield Property Partners' revenues may be adversely affected.

        Some of Brookfield Property Partners' retail lease agreements include a co-tenancy provision which allows the mall tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if Brookfield Property Partners fails to maintain certain occupancy levels at the mall. In addition, certain of Brookfield Property Partners' tenants have the ability to terminate their leases prior to the lease expiration date if their sales do not meet agreed upon thresholds. Therefore, if occupancy, tenancy or sales fall below certain thresholds, rents Brookfield Property Partners is entitled to receive from its retail tenants would be reduced and its ability to attract new tenants may be limited.

        The computation of cost reimbursements from Brookfield Property Partners' retail tenants for common area maintenance, insurance and real estate taxes is complex and involves numerous judgments including interpretation of lease terms and other tenant lease provisions. Most tenants make monthly fixed payments of common area maintenance, insurance, real estate taxes and other cost reimbursements and, after the end of the calendar year, Brookfield Property Partners computes each tenant's final cost reimbursements and issues a bill or credit for the full amount, after considering amounts paid by the tenant during the year. The billed amounts could be disputed by the tenant or become the subject of a tenant audit or even litigation. There can be no assurance that Brookfield Property Partners will collect all or any portion of these amounts.

Brookfield Property Partners is subject to risks associated with the multi-family residential industry.

        Brookfield Property Partners is subject to risks associated with the multi-family residential industry, including the level of mortgage interest rates which may encourage tenants to purchase rather than lease and housing and governmental programs that provide assistance and rent subsidies to tenants. If the demand for multi-family properties is reduced, income generated from Brookfield Property Partners' multi-family residential properties and the underlying value of such properties may be adversely affected.

        In addition, certain jurisdictions regulate the relationship of an owner and its residential tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident's choice of landlords. Apartment building owners have been the subject of lawsuits under various "Landlord and Tenant Acts" and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. If Brookfield Property Partners becomes subject to litigation, the outcome of any such proceedings may materially adversely affect Brookfield Property Partners and may continue for long periods of time. A few jurisdictions may offer more significant protection to residential tenants. In addition to state or provincial regulation of the landlord-tenant relationship, numerous towns and municipalities impose rent control on apartment buildings. The imposition of rent control on Brookfield Property Partners' multi-family residential units could have a materially adverse effect on its results of operations.

If Brookfield Property Partners is unable to recover from a business disruption on a timely basis its financial condition and results of operations could be adversely affected.

        Brookfield Property Partners' business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in Brookfield Property Partners' operations could result in a material disruption to its business. If Brookfield Property Partners is unable to recover from a business disruption on a timely basis, its financial condition and results of operations would be adversely affected. Brookfield Property Partners may also incur additional costs to remedy damages caused by such disruptions.

Because certain of Brookfield Property Partners' assets are illiquid, it may not be able to sell these assets when appropriate or when desired.

        Large commercial properties like the ones that Brookfield Property Partners owns can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit Brookfield Property Partners' ability to diversify its assets promptly in response to changing economic or investment conditions.

        Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield Property Partners operates in times of illiquidity. These restrictions reduce Brookfield Property Partners' ability to respond to changes in the performance of its assets and could adversely affect its financial condition and results of operations.

Brookfield Property Partners faces risks associated with property acquisitions.

        Competition from other well-capitalized real estate investors, including both publicly traded REITs and institutional investment funds, may significantly increase the purchase price of, or prevent Brookfield Property Partners from acquiring, a desired property. Acquisition agreements will typically contain conditions to closing, including completion of due diligence to Brookfield Property Partners' satisfaction or other conditions that are not within Brookfield Property Partners' control, which may not be satisfied. Acquired properties may be located in new markets where Brookfield Property Partners may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local government and applicable laws and regulations. Brookfield Property Partners may be unable to finance acquisitions on favorable terms or newly acquired properties may fail to perform as expected. Brookfield Property Partners may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into its existing operations. Brookfield Property Partners may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on Brookfield Property Partners' results of operations and financial condition.

Brookfield Property Partners does not control certain of its operating entities, including General Growth Properties, Inc. and Canary Wharf, and therefore it may not be able to realize some or all of the benefits that it expects to realize from those entities.

        Brookfield Property Partners does not have control of certain of its operating entities, including General Growth Properties, Inc. and Canary Wharf. Brookfield Property Partners' interests in those entities subject it to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that it does not agree with, and the risk that it may have differing objectives than the entities in which it has interests. Because Brookfield Property Partners does not have the ability to exercise control over those entities, it may not be able to realize some or all of the benefits that it expects to realize from those entities. For example, Brookfield Property Partners may not be able to cause such operating entities to make distributions to it in the amount or at the time that it needs or wants such distributions. In addition, Brookfield Property Partners relies on the internal controls and financial reporting controls of the public companies in which it invests and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect Brookfield Property Partners.

Brookfield Property Partners does not have sole control over the properties that it owns with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit its flexibility with respect to these investments.

        Brookfield Property Partners participates in joint ventures, partnerships, funds and co-tenancies affecting many of its properties. Such investments involve risks not present were a third party not involved, including the possibility that Brookfield Property Partners' co-venturers, partners, fund investors or co-tenants might become bankrupt or otherwise fail to fund their share of required capital contributions. The bankruptcy of one of Brookfield Property Partners' co-venturers, partners, fund investors or co-tenants could materially and adversely affect the relevant property or properties. Pursuant to bankruptcy laws, Brookfield Property Partners could be precluded from taking some actions affecting the estate of the other investor without prior court approval which would, in most cases, entail prior notice to other parties and a hearing. At a minimum, the requirement to obtain court approval may delay the actions Brookfield Property Partners would or might want to take. If the relevant joint venture or other investment entity has incurred recourse obligations, the discharge in bankruptcy of one of the other investors might result in Brookfield Property Partners' ultimate liability for a greater portion of those obligations than would otherwise be required.

        Additionally, Brookfield Property Partners' co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals which are inconsistent with those of Brookfield Property Partners, and Brookfield Property Partners could become engaged in a dispute with any of them that might affect its ability to develop or operate a property. In addition, Brookfield Property Partners does not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements.

        In some instances where Brookfield Property Partners is the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and Brookfield Property Partners' leasing plan. Moreover, in certain property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers' obligations. In addition, the sale or transfer of interests in some of Brookfield Property Partners' joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when Brookfield Property Partners may not want to sell but it may be forced to do so because it may not have the financial resources at that time to purchase the other party's interest. Such rights may also inhibit Brookfield Property Partners' ability to sell an interest in a property or a joint venture or partnership within its desired time frame or on any other desired basis.

Brookfield Property Partners is subject to risks associated with commercial property loans.

        Brookfield Property Partners has interests in loans or participations in loans, or securities whose underlying performance depends on loans made with respect to a variety of commercial real estate. Such interests are subject to normal credit risks as well as those generally not associated with traditional debt securities. The ability of the borrowers to repay the loans will typically depend upon the successful operation of the related real estate project and the availability of financing. Any factors which affect the ability of the project to generate sufficient cash flow could have a material effect on the value of these interests. Such factors include, but are not limited to: the uncertainty of cash flow to meet fixed obligations; adverse changes in general and local economic conditions, including interest rates and local market conditions; tenant credit risks; the unavailability of financing, which may make the operation, sale, or refinancing of a property difficult or unattractive; vacancy and occupancy rates; construction and operating costs; regulatory requirements, including zoning, rent control and real and personal property tax laws, rates and assessments; environmental concerns; project and borrower diversification; and uninsured losses. Security underlying such interests will generally be in a junior or subordinate position to senior financing. In certain circumstances, in order to protect its interest, Brookfield Property Partners may decide to repay all or a portion of the senior indebtedness relating to the particular interests or to cure defaults with respect to such senior indebtedness.

Brookfield Property Partners invests in mezzanine debt, which can rank below other senior lenders.

        Brookfield Property Partners invests in mezzanine debt interests in real estate companies and properties whose capital structures have significant debt ranking ahead of its investments. Brookfield Property Partners' investments will not always benefit from the same or similar financial and other covenants as those enjoyed by the debt ranking ahead of its investments or benefit from cross-default provisions. Moreover, it is likely that Brookfield Property Partners will be restricted in the exercise of its rights in respect of its investments by the terms of subordination agreements with the debt ranking ahead of the mezzanine capital. Accordingly, Brookfield Property Partners may not be able to take the steps necessary to protect its investments in a timely manner or at all and there can be no assurance that the rate of return objectives of any particular investment will be achieved. To protect its original investment and to gain greater control over the underlying assets, Brookfield Property Partners may elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment requiring it to expend additional capital.

Brookfield Property Partners is subject to risks related to syndicating or selling participations in its interests.

        The strategy of the finance funds in which Brookfield Property Partners has interests depends, in part, upon syndicating or selling participations in senior interests, either through capital markets collateralized debt obligation transactions or otherwise. If the finance funds cannot do so on terms that are favorable to it, Brookfield Property Partners may not make the returns it anticipates.

Brookfield Property Partners faces risks relating to the legal aspects of mortgage loans and may be subject to liability as a lender.

        Certain interests acquired by Brookfield Property Partners are subject to risks relating to the legal aspects of mortgage loans. Depending upon the applicable law governing mortgage loans (which laws may differ substantially), Brookfield Property Partners may be adversely affected by the operation of law (including state or provincial law) with respect to its ability to foreclose mortgage loans, the borrower's right of redemption, the enforceability of assignments of rents, due on sale and acceleration clauses in loan instruments, as well as other creditors' rights provided in such documents. In addition, Brookfield Property Partners may be subject to liability as a lender with respect to its negotiation, administration, collection and/or foreclosure of mortgage loans. As a lender, Brookfield Property Partners may also be subject to penalties for violation of usury limitations, which penalties may be triggered by contracting for, charging or receiving usurious interest. Bankruptcy laws may delay Brookfield Property Partners' ability to realize on its collateral or may adversely affect the priority thereof through doctrines such as equitable subordination or may result in a restructuring of the debt through principles such as the "cramdown" provisions of applicable bankruptcy laws.

Brookfield Property Partners has significant interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on its financial condition and results of operations.

        Brookfield Property Partners holds significant interests in public companies, and changes in the market prices of the stock of such public companies could have a material impact on its financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on Brookfield Property Partners' consolidated financial position and results of operations.

Brookfield Property Partners has significant interests in Brookfield-sponsored real estate opportunity and finance funds, and poor investment returns in these funds could have a negative impact on its financial condition and results of operations.

        Brookfield Property Partners has, and expects to continue to have in the future, significant interests in Brookfield-sponsored real estate opportunity and finance funds, and poor investment returns in these funds, due to either market conditions or underperformance (relative to their competitors or to benchmarks), would negatively affect its financial condition and results of operations. In addition, interests in such funds are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets generally.

Brookfield Property Partners' ownership of underperforming real estate properties involves significant risks and potential additional liabilities.

        Brookfield Property Partners holds interests in certain real estate properties with weak financial conditions, poor operating results, substantial financial needs, negative net worth or special competitive problems, or that are over-leveraged. Brookfield Property Partners' ownership of underperforming real estate properties involves significant risks and potential additional liabilities. Brookfield Property Partners' exposure to such underperforming properties may be substantial in relation to the market for those interests and distressed assets may be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the fair value of such interests to ultimately reflect their intrinsic value as perceived by Brookfield Property Partners.

Brookfield Property Partners faces risks relating to the jurisdictions of its operations.

        Brookfield Property Partners owns and operates commercial properties in a number of jurisdictions, including but not limited to North America, Europe, Australia and Brazil. Brookfield Property Partners' operations are subject to significant political, economic and financial risks, which vary by jurisdiction, and may include:

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  changes in government policies or personnel;

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  restrictions on currency transfer or convertibility;

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  changes in labor relations;

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  political instability and civil unrest;

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  fluctuations in foreign exchange rates;

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  challenges of complying with a wide variety of foreign laws including corporate governance, operations, taxes and litigation;

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  differing lending practices;

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  differences in cultures;

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  changes in applicable laws and regulations that affect foreign operations;

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  difficulties in managing international operations;

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  obstacles to the repatriation of earnings and cash; and

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  breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Brookfield Property Partners is subject to possible environmental liabilities and other possible liabilities.

        As an owner and manager of real property, Brookfield Property Partners is subject to various laws relating to environmental matters. These laws could hold Brookfield Property Partners liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. These costs could be significant and would reduce cash available for Brookfield Property Partners' business. The failure to remove or remediate such substances could adversely affect Brookfield Property Partners' ability to sell its properties or its ability to borrow using real estate as collateral, and could potentially result in claims or other proceedings against it. Environmental laws and regulations can change rapidly and Brookfield Property Partners may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on Brookfield Property Partners' business, financial condition or results of operations.

        Regulations under building codes and human rights codes generally require that public buildings be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If Brookfield Property Partners is required to make substantial alterations or capital expenditures to one or more of its properties, it could adversely affect its financial condition and results of operations.

        Brookfield Property Partners may also incur significant costs complying with other regulations. Brookfield Property Partners' properties are subject to various federal, state, provincial and local regulatory requirements, such as state, provincial and local fire and life safety requirements. If Brookfield Property Partners fails to comply with these requirements, it could incur fines or be subject to private damage awards. Existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that may affect Brookfield Property Partners' cash flows and results from operations.

Brookfield Property Partners may suffer a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems.

        Brookfield Property Partners may suffer a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems. Brookfield Property Partners operates in different markets and relies on its employees to follow its policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through Brookfield Property Partners' infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

Brookfield Property Partners may be subject to litigation.

        In the ordinary course of its business, Brookfield Property Partners may be subject to litigation from time to time. The outcome of any such proceedings may materially adversely affect Brookfield Property Partners and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of management's time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

        The acquisition, ownership and disposition of real property expose Brookfield Property Partners to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property Brookfield Property Partners has acquired in relation to activities that took place prior to its acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of Brookfield Property Partners' efforts to maximize sale proceeds. Similarly, successful buyers may later sue Brookfield Property Partners under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence. Brookfield Property Partners may also be exposed to litigation resulting from the activities of its tenants or their customers.

Brookfield Property Partners participates in transactions and makes tax calculations for which the ultimate tax determination may be uncertain.

        Brookfield Property Partners participates in many transactions and makes tax calculations during the course of its business for which the ultimate tax determination is uncertain. While Brookfield Property Partners believes it maintains provisions for uncertain tax positions that appropriately reflect its risk, these provisions are made using estimates of the amounts expected to be paid based on a qualitative assessment of several factors. It is possible that liabilities associated with one or more transactions may exceed Brookfield Property Partners' provisions due to audits by, or litigation with, relevant taxing authorities which may materially affect Brookfield Property Partners' financial condition and results of operations.

Risks Relating to Brookfield Property Partners' Relationship with Brookfield

Brookfield exercises substantial influence over Brookfield Property Partners and Brookfield Property Partners is highly dependent on the BPY Service Providers.

        Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield is able to control the appointment and removal of the BPY General Partner's directors and, accordingly, exercise substantial influence over Brookfield Property Partners. In addition, the BPY Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to Brookfield Property Partners pursuant to the Master Services Agreement. Brookfield Property Partners and the Property Partnership do not currently have any senior management and will depend on the management and administration services provided by the BPY Service Providers. Brookfield personnel and support staff who provide services to Brookfield Property Partners are not required to have as their primary responsibility the management and administration of Brookfield Property Partners or the Property Partnership or to work exclusively for either Brookfield Property Partners or the Property Partnership. Any failure to effectively manage Brookfield Property Partners' business or to implement its strategy could have a material adverse effect on Brookfield Property Partners' business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for Brookfield Property Partners and Brookfield Property Partners may not have access to all acquisitions of commercial properties that Brookfield identifies.

        Brookfield Property Partners' ability to grow will depend in part on Brookfield identifying and presenting it with acquisition opportunities. Pursuant to the Relationship Agreement, Brookfield Asset Management has identified Brookfield Property Partners as the primary entity through which Brookfield Asset Management will own and operate its commercial property businesses on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for Brookfield Property Partners. In addition, Brookfield has not agreed to commit to Brookfield Property Partners any minimum level of dedicated resources for the pursuit of acquisitions of commercial property other than as contemplated by the Master Services Agreement. There are a number of factors which could materially and adversely impact the extent to which acquisition opportunities are made available to Brookfield Property Partners by Brookfield.

        For example:

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  Brookfield will only recommend acquisition opportunities that it believes are suitable for Brookfield Property Partners;

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  the same professionals within Brookfield's organization who are involved in acquisitions of commercial property have other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for Brookfield Property Partners;

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  Brookfield may consider certain assets or operations that have both infrastructure related characteristics and commercial property related characteristics to be infrastructure and not commercial property;

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  Brookfield may not consider an acquisition of commercial property that comprises part of a broader enterprise to be suitable for Brookfield Property Partners, unless the primary purpose of such acquisition, as determined by Brookfield acting in good faith, is to acquire the underlying commercial property;

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  legal, regulatory, tax and other commercial considerations will be an important factor in determining whether an opportunity is suitable for Brookfield Property Partners; and

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  in addition to structural limitations, the determination of whether a particular acquisition is suitable for Brookfield Property Partners is highly subjective and is dependent on a number of factors including Brookfield Property Partners' liquidity position at the time, the risk profile of the opportunity, its fit with the balance of its business and other factors.

The departure of some or all of Brookfield's professionals could prevent Brookfield Property Partners from achieving its objectives.

        Brookfield Property Partners depends on the diligence, skill and business contacts of Brookfield's professionals and the information and opportunities they generate during the normal course of their activities. Brookfield Property Partners' success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and Brookfield Property Partners cannot predict the impact that any such departures will have on its ability to achieve its objectives. The departure of a significant number of Brookfield's professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on Brookfield Property Partners' ability to achieve its objectives. The BPY Limited Partnership Agreement and the Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to Brookfield Property Partners or on its behalf.

The control of the BPY General Partner may be transferred to a third party without BPY Unitholder consent.

        The BPY General Partner may transfer its general partnership interest in Brookfield Property Partners to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of BPY Unitholders. Furthermore, at any time, the sole shareholder of the BPY General Partner may sell or transfer all or part of its shares in the BPY General Partner without the approval of BPY Unitholders. If a new owner were to acquire ownership of the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Property Partners' policies and procedures and exercise substantial influence over its management, its distributions and the types of acquisitions that it makes. Such changes could result in Brookfield Property Partners' capital being used to make acquisitions in which Brookfield has no involvement or which are substantially different from Brookfield Property Partners' targeted acquisitions. Additionally, Brookfield Property Partners cannot predict with any certainty the effect that any transfer in the ownership of the BPY General Partner would have on the trading price of the BPY Units or its ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regards to Brookfield Property Partners. As a result, the future of Brookfield Property Partners would be uncertain and its financial condition and results of operations may suffer.

The Master Services Agreement and Brookfield Property Partners' other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of the BPY Unitholders.

        The Master Services Agreement and Brookfield Property Partners' other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the BPY Unitholders, nor do they impose other duties that are fiduciary in nature. As a result, the BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as the general partner of Brookfield Property Partners, has the sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by the independent directors in accordance with Brookfield Property Partners' conflicts policy.

        The Limited Partnership Act 1883 (Bermuda), as amended (the "Bermuda Limited Partnership Act"), under which Brookfield Property Partners and the Property Partnership were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the CBCA, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the BPY General Partner owes any fiduciary duties to Brookfield Property Partners and the BPY Unitholders, these duties have been modified pursuant to the BPY Limited Partnership Agreement as a matter of contract law. Brookfield Property Partners has been advised by counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        The BPY Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Property Partners and the BPY Unitholders, including when conflicts of interest arise. For example, the agreement provides that the BPY General Partner and its affiliates do not have any obligation under the BPY Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Property Partners, the Property Partnership, any Holding Entity or any other holding entity established by Brookfield Property Partners. It also allows affiliates of the BPY General Partner to engage in activities that may compete with Brookfield Property Partners or its activities. In addition, the agreement permits the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. The agreement prohibits Brookfield Property Partners' limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to the BPY Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Property Partners or the best interests of the BPY Unitholders. See Annex A, "Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties".

Brookfield Property Partners' organizational and ownership structure, as well as its contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Property Partners or the best interests of the BPY Unitholders.

        Brookfield Property Partners' organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between it and the BPY Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of Brookfield Property Partners and the BPY Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by Brookfield Property Partners, the reinvestment of returns generated by its operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Annex A, "Related Party Transactions — Relationship with Brookfield.

        In addition, the BPY Service Providers, affiliates of Brookfield, provide management services to Brookfield Property Partners pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, Brookfield Property Partners pays a base management fee to the BPY Service Providers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which Brookfield Property Partners' total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the spin-off, subject to certain adjustments. Although Brookfield Asset Management has agreed to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance the Offer and any Compulsory Acquisition or

Subsequent Acquisition Transaction the amount of the quarterly equity enhancement distribution will increase significantly as a result of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction due to the increased capitalization value of Brookfield Property Partners. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership's limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Annex A, "Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions". This relationship may give rise to conflicts of interest between Brookfield Property Partners and the BPY Unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from the interests of Brookfield Property Partners and the BPY Unitholders.

        The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether Brookfield Property Partners will make distributions and the amount and timing of these distributions. The arrangements Brookfield Property Partners has with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of Brookfield Property Partners and the BPY Unitholders. For example, because the equity enhancement distribution is calculated based on Brookfield Property Partners' total capitalization, it may create an incentive for Brookfield to increase or maintain Brookfield Property Partners' total capitalization over the near-term when other actions may be more favorable to Brookfield Property Partners or the BPY Unitholders. Similarly, Brookfield may take actions to increase Brookfield Property Partners' distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to Brookfield Property Partners or the BPY Unitholders. Also, through Brookfield's ownership of BPY Units and the Redemption-Exchange Units of the Property Partnership, it has an effective economic interest in Brookfield Property Partners' business of approximately 89% and therefore may be incented to increase distributions payable to BPY Unitholders and thereby to Brookfield. Finally, the management fee is payable to the BPY Service Providers, which are controlled by Brookfield, irrespective of Brookfield Property Partners' actual performance.

Brookfield Property Partners' arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

        The terms of Brookfield Property Partners' arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield's ability to engage in outside activities, including activities that compete with Brookfield Property Partners, its activities and limitations on liability and indemnification, may be less favorable than those which otherwise might have resulted if the negotiations had involved unrelated parties. The transfer agreements under which Brookfield Property Partners' assets and operations were acquired from Brookfield do not contain representations and warranties or indemnities relating to the underlying assets and operations. Under the BPY Limited Partnership Agreement, persons who acquire BPY Units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under the BPY Limited Partnership Agreement or any duty stated or implied by law or equity.

The BPY General Partner may be unable or unwilling to terminate the Master Services Agreement.

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) any of the BPY Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Manager; (ii) any of the BPY Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) any of the BPY Service Providers is grossly negligent in the performance of its obligations under the Master Services Agreement and such gross negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of each of the BPY Service Providers. The BPY General Partner cannot terminate the agreement for any other reason, including if any of the BPY Service Providers or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because the BPY General Partner is a wholly-owned subsidiary of Brookfield Asset Management, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the BPY Service Providers' performance does not meet the expectations of investors, and the BPY General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of BPY Units could suffer. Furthermore, the termination of the Master Services Agreement would terminate Brookfield Property Partners' rights under the Relationship Agreement and the licensing agreement. See "Relationship Agreement" and "Licensing Agreement" under Annex A, "Related Party Transactions — Relationship with Brookfield"

The liability of the BPY Service Providers is limited under Brookfield Property Partners' arrangements with them and Brookfield Property Partners has agreed to indemnify the BPY Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to Brookfield Property Partners than they otherwise would if acting solely for their own account.

        Under the Master Services Agreement, the BPY Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow their advice or recommendations. In addition, under the BPY Limited Partnership Agreement, the liability of the BPY General Partner and its affiliates, including the BPY Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the BPY Service Providers under the Master Services Agreement is similarly limited. In addition, Brookfield Property Partners has agreed to indemnify the BPY Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with its operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the BPY Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the BPY Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the BPY Service Providers are parties may also give rise to legal claims for indemnification that are adverse to Brookfield Property Partners and the BPY Unitholders.

Risks Relating to Taxation of BPY

General

Changes in tax law and practice may have a material adverse effect on the operations of Brookfield Property Partners, the Holding Entities, and Brookfield Property Partners' operating entities and, as a consequence, the value of Brookfield Property Partners' assets and the net amount of distributions payable to BPY Unitholders.

        Brookfield Property Partners' structure, including the structure of the Holding Entities and its operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which it operates. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to BPY Unitholders. Taxes and other constraints that would apply to Brookfield Property Partners' operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions.

Brookfield Property Partners' ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and Brookfield Property Partners cannot assure BPY Unitholders that it will be able to make cash distributions in amounts that are sufficient to fund their tax liabilities.

        Brookfield Property Partners' Holding Entities and operating entities may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, Brookfield Property Partners' cash available for distribution is indirectly reduced by such taxes, and the post-tax return to BPY Unitholders is similarly reduced by such taxes. Brookfield Property Partners intends for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to BPY Unitholders as a result of making such acquisitions.

        In general, a BPY Unitholder that is subject to income tax in the United States or Canada must include in income its allocable share of Brookfield Property Partners' items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, Brookfield Property Partners' allocable share of those items of the Property Partnership) for each of Brookfield Property Partners' fiscal years ending with or within such BPY Unitholder's tax year. See Annex A, "Taxation". However, the cash distributed to a BPY Unitholder may not be sufficient to pay the full amount of such BPY Unitholder's tax liability in respect of its investment in Brookfield Property Partners, because each BPY Unitholder's tax liability depends on such BPY Unitholder's particular tax situation. If Brookfield Property Partners is unable to distribute cash in amounts that are sufficient to fund BPY Unitholders' tax liabilities, each BPY Unitholder will still be required to pay income taxes on its share of Brookfield Property Partners' taxable income.

BPY Unitholders may be subject to non-U.S., state and local taxes and return filing requirements as a result of owning BPY Units.

        Based on Brookfield Property Partners' expected method of operation and the ownership of its operating entities indirectly through corporate Holding Entities, it does not expect any BPY Unitholder, solely as a result of owning BPY Units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which it conducts activities or owns property. However, there can be no assurance that BPY Unitholders, solely as a result of owning BPY Units, will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which Brookfield Property Partners does business or owns property now or in the future, even if BPY Unitholders do not reside in any of these jurisdictions. Consequently, BPY Unitholders may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, BPY Unitholders may be subject to penalties for failure to comply with these requirements. It is the responsibility of each BPY Unitholder to file all U.S. federal, non-U.S., state and local tax returns that may be required of such BPY Unitholder.

BPY Unitholders may be exposed to transfer pricing risks.

        To the extent that Brookfield Property Partners, the Property Partnership, the Holding Entities or Brookfield Property Partners' operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced.

        The BPY General Partner believes that the base management fee and any other amount that is paid to the BPY Service Providers will be commensurate with the value of the services being provided by the BPY Service Providers and comparable to the fees or other amounts that would be agreed to in an arm's length arrangement. However, no assurance can be given in this regard.

        If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Property Partnership or Brookfield Property Partners, such assertion could result in adjustments to amounts of income (or loss) allocated to BPY Unitholders by Brookfield Property Partners for tax purposes. In addition, Brookfield Property Partners might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm's length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. For Canadian tax purposes, a transfer pricing adjustment may result in a dividend being deemed to be paid by a Canadian resident to a non-arm's length non-resident, which deemed dividend is subject to Canadian withholding tax.

The IRS or the CRA may not agree with certain assumptions and conventions that Brookfield Property Partners uses in order to comply with applicable U.S. and Canadian federal income tax laws or that Brookfield Property Partners uses to report income, gain, loss, deduction, and credit to BPY Unitholders.

        Brookfield Property Partners will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a BPY Unitholder in a manner that reflects such BPY Unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS or Canada Revenue Agency (the "CRA") challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to BPY Unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects BPY Unitholders. See Annex A, "Taxation".

United States

If either Brookfield Property Partners or the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of BPY Units might be adversely affected.

        The value of BPY Units to BPY Unitholders will depend in part on the treatment of Brookfield Property Partners and the Property Partnership as partnerships for U.S. federal income tax purposes. In order for Brookfield Property Partners to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of its gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act and related rules. Although the BPY General Partner intends to manage Brookfield Property Partners' affairs so that Brookfield Property Partners will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, Brookfield Property Partners may not meet these requirements, or current law may change so as to cause, in either event, Brookfield Property Partners to be treated as a corporation for U.S. federal income tax purposes. If Brookfield Property Partners (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for BPY Unitholders and Brookfield Property Partners (or the Property Partnership, as applicable), as described in greater detail in Annex A, "Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership".

The failure of certain of Brookfield Property Partners' operating entities (or certain of their subsidiaries) to qualify as REITs under U.S. federal income tax rules generally would have adverse tax consequences which could result in a material reduction in cash flow and after-tax return for BPY Unitholders and thus could result in a reduction of the value of BPY Units.

        Certain of Brookfield Property Partners' operating entities (and certain of their subsidiaries), including operating entities in which Brookfield Property Partners does not have a controlling interest, intend to qualify for taxation as REITs for U.S. federal income tax purposes. However, no assurance can be provided that any such entity will qualify as a REIT. An entity's ability to qualify as a REIT depends on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. No assurance can be provided that the actual results of operations for any particular entity in a given taxable year will satisfy such requirements. If any such entity were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its net taxable income at regular corporate rates, and distributions would not be deductible by it in computing its taxable income. Any such corporate tax liability could be substantial and could materially reduce the amount of cash available for distribution to Brookfield Property Partners, which in turn would materially reduce the amount of cash available for distribution to BPY Unitholders or investment in Brookfield Property Partners and could have an adverse impact on the value of BPY Units. Unless entitled to relief under certain U.S. federal income tax rules, any entity which so failed to qualify as a REIT would also be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT.

Brookfield Property Partners may be subject to U.S. "backup" withholding tax or other U.S. withholding taxes if any BPY Unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept Brookfield Property Partners' withholding methodology, and such excess withholding tax cost will be an expense borne by Brookfield Property Partners and, therefore, all BPY Unitholders on a pro rata basis.

        Brookfield Property Partners may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any U.S. or non-U.S. BPY Unitholder who fails to timely provide it (or the applicable intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology it uses is not accepted by the IRS or applicable state or local taxing authorities. Accordingly, it is important that each BPY Unitholder timely provides Brookfield Property Partners (or the relevant intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. In addition, under certain circumstances, Brookfield Property Partners may treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which will be borne indirectly by all BPY Unitholders on a pro rata basis. See Annex A, "Taxation — U.S. Tax Considerations — Administrative Matters — Withholding and Backup Withholding".

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning BPY Units.

        The BPY General Partner intends to use commercially reasonable efforts to structure the activities of Brookfield Property Partners and the Property Partnership to avoid generating income connected with the conduct of a trade or business (which income generally would constitute unrelated business taxable income ("UBTI") to the extent allocated to a tax-exempt organization). However, no assurance can be provided that neither Brookfield Property Partners nor the Property Partnership will generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and neither Brookfield Property Partners nor the Property Partnership is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make BPY Units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Annex A, "Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — U.S. Taxation of Tax-Exempt U.S. Holders of Our Units".

If Brookfield Property Partners were engaged in a U.S. trade or business, non-U.S. Persons would face certain adverse U.S. tax consequences from owning BPY Units.

        Based on Brookfield Property Partners' organizational structure, as well as its expected income and assets, the BPY General Partner currently believes that Brookfield Property Partners is unlikely to earn income treated as effectively connected with a U.S. trade or business, including income attributable to the sale of a "U.S. real property interest", as defined in the U.S. Internal Revenue Code. If Brookfield Property Partners were deemed to be engaged in a U.S. trade or business or to realize gain from the sale or other disposition of a U.S. real property interest, BPY Unitholders that are not U.S. Persons would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Annex A, "Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders".

To meet U.S. federal income tax and other objectives, Brookfield Property Partners and the Property Partnership may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

        To meet U.S. federal income tax and other objectives, Brookfield Property Partners and the Property Partnership may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by Brookfield Property Partners' operating entities will not flow, for U.S. federal income tax purposes, directly to the Property Partnership, Brookfield Property Partners, or BPY Unitholders, and any such income or gain may be subject to a corporate income tax, in the U.S. or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect Brookfield Property Partners' ability to maximize its cash flow.

BPY Unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on Brookfield Property Partners' organizational structure, as well as its expected income and assets, the BPY General Partner currently believes that one or more of Brookfield Property Partners' current Holding Entities and operating entities are likely to be classified as PFICs. In addition, Brookfield Property Partners may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which it acquires an interest may be treated as PFICs. In general, gain realized by a U.S. taxpayer from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. taxpayer making certain tax elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as the availability of certain tax elections for mitigating these adverse consequences, are described in greater detail in Annex A, "Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies". Shareholders should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in BPY Units.

Tax gain or loss from the disposition of BPY Units could be more or less than expected.

        If BPY Unitholders sell their BPY Units and are taxable in the United States, then they will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their adjusted tax basis in their BPY Units. Prior distributions to BPY Unitholders in excess of the total net taxable income allocated to them will have decreased their tax basis in their BPY Units. Therefore, such excess distributions will increase BPY Unitholders' taxable gain or decrease BPY Unitholders' taxable loss when they sell their BPY Units, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to BPY Unitholders.

Brookfield Property Partners' partnership structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of Brookfield Property Partners' partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of BPY Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Shareholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of BPY Units or cause Brookfield Property Partners to change the way it conducts its activities. In addition, Brookfield Property Partners' organizational documents and agreements permit the BPY General Partner to modify the BPY Limited Partnership Agreement, without the consent of BPY Unitholders, to address such changes. These modifications could have a material adverse impact on BPY Unitholders. See Annex A, "Taxation — U.S. Tax Considerations — New Legislation or Administrative or Judicial Action".

Brookfield Property Partners' delivery of required tax information for a taxable year may be subject to delay, which could require a BPY Unitholder to request an extension of the due date for such BPY Unitholder's income tax return.

        It may require longer than 90 days after the end of Brookfield Property Partners' fiscal year to obtain the requisite information from all lower-tier entities so that IRS Schedule K-1s may be prepared for Brookfield Property Partners. For this reason, BPY Unitholders who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See Annex A, "Taxation — U.S. Tax Considerations — Administrative Matters — Information Returns".

The sale or exchange of 50% or more of the BPY Units will result in the constructive termination of Brookfield Property Partners for U.S. federal income tax purposes.

        Brookfield Property Partners will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the BPY Units within a 12-month period. A constructive termination of Brookfield Property Partners would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all BPY Unitholders and could result in the possible acceleration of income to certain BPY Unitholders and certain other consequences that could adversely affect the value of BPY Units. However, the BPY General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by Brookfield Property Partners for U.S. income tax purposes. See Annex A, "Taxation — U.S. Tax Considerations — Administrative Matters — Constructive Termination".

The U.S. Congress has considered legislation that could, if enacted, adversely affect Brookfield Property Partners' qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to Brookfield Property Partners, then the after-tax income of Brookfield Property Partners, as well as the market price of BPY Units, could be reduced.

        Over the past several years, a number of legislative proposals have been introduced in the U.S. Congress which could have had adverse tax consequences for Brookfield Property Partners or the Property Partnership, including the recharacterization of certain items of capital gain income as ordinary income for U.S. federal income tax purposes. However, such legislation was not enacted into law. The Obama administration has indicated it supports such legislation and has proposed that the current law regarding the treatment of such items of capital gain income be changed to subject such income to ordinary income tax. For further details of such proposed legislation, see Annex A, "Taxation — U.S. Tax Considerations — Proposed Legislation".

Under the Foreign Account Tax Compliance provisions of the United States Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), certain payments made or received by Brookfield Property Partners on or after July 1, 2014 may be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made on or after July 1, 2014 to Brookfield Property Partners, the Property Partnership, the Holding Entities, or the operating entities, or by Brookfield Property Partners to certain BPY Unitholders that fail to comply with FATCA, unless certain requirements are met, as described in greater detail in Annex A, "Taxation — U.S. Tax Considerations — Administrative Matters — Foreign Account Tax Compliance". The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest.

        The BPY General Partner intends to ensure that Brookfield Property Partners complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax under FATCA does not apply to such payments received by Brookfield Property Partners, the Property Partnership, the Holding Entities, or the operating entities. If Brookfield Property Partners' organizational structure or the manner in which it holds its investments is modified in the future, including for the purpose of facilitating future acquisitions, then BPY Unitholders may be required to properly certify their FATCA status (generally on IRS Form W-8 or IRS Form W-9, as applicable) to ensure that the 30% withholding tax does not apply to their allocable share of any such payments made by Brookfield Property Partners. Shareholders should consult their own tax advisers regarding the consequences under FATCA of an investment in BPY Units.

Canada

If any of the non-Canadian subsidiaries in which the Property Partnership directly invests earn income that is characterized as foreign accrual property income, as defined in the Tax Act ("FAPI"), BPY Unitholders may be required to include amounts allocated from Brookfield Property Partners in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Any non-resident subsidiaries in which the Property Partnership directly invests are expected to be, collectively, "foreign affiliates" and "controlled foreign affiliates," each as defined in the Tax Act ("CFAs") of the Property Partnership. If any of such CFAs earns income that is characterized as FAPI in a particular taxation year of the CFA, the Property Partnership's proportionate share of such FAPI must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of such CFA that earned the FAPI ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Brookfield Property Partners will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and BPY Unitholders will be required to include their proportionate share of such FAPI allocated from Brookfield Property Partners in computing their income for Canadian federal income tax purposes. As a result, BPY Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Property Partnership's income in respect of a particular CFA of the Property Partnership may be limited in certain specified circumstances.

The Canadian federal income tax consequences of holding BPY Units could be materially different in certain respects from those described in this document if Brookfield Property Partners or the Property Partnership is a "SIFT partnership" as defined in the rules in the SIFT Rules.

        Under the SIFT Rules, certain income and gains earned by a "SIFT partnership" will be subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" as defined in the Tax Act (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity" as defined in the Tax Act as proposed to be amended under proposed amendments to the Tax Act contained in Bill C-4 that is currently proceeding through the legislative process), that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate", plus the "provincial SIFT tax rate", each as defined in the Tax Act.

        A partnership will be a "SIFT partnership" throughout a taxation year if at any time in the taxation year (i) it is a "Canadian resident partnership" (as defined in the Tax Act), (ii) "investments" (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more "non-portfolio properties". For these purposes, a partnership will be a "Canadian resident partnership" at a particular time if (a) it is a "Canadian partnership" (as defined in the Tax Act) at that time, (b) it would, if it were a corporation be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A "Canadian partnership" for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        Under the SIFT Rules, Brookfield Property Partners and the Property Partnership could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Property Partnership would not be a "SIFT partnership" if Brookfield Property Partners is a "SIFT partnership" regardless of whether the Property Partnership is a "Canadian resident partnership" on the basis that the Property Partnership would be an "excluded subsidiary entity" (as defined in the Tax Act as proposed to be amended under proposed amendments to the Tax Act contained in Bill C-4 that is currently proceeding through the legislative process).

        Brookfield Property Partners and the Property Partnership will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner has advised counsel that it will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to Brookfield Property Partners or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If Brookfield Property Partners or the Property Partnership is a "SIFT partnership", the Canadian federal income tax consequences to BPY Unitholders could be materially different in certain respects from those described in Annex A, "Taxation — Canadian Federal Income Tax Considerations". In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to Brookfield Property Partners or to the Property Partnership.

BPY Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

        Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident for purposes of the Tax Act or not situated in Canada, other than a CFA of the tax payer, that could in certain circumstances cause income to be imputed to BPY Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to Brookfield Property Partners or to the Property Partnership. See Annex A, "Taxation — Canadian Federal Income Tax Considerations".

BPY Units may or may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that BPY Units are listed on a "designated stock exchange" as defined in the Tax Act (which includes the NYSE and the TSX), BPY Units will be "qualified investments" under the Tax Act for Registered Plans. However, there can be no assurance that BPY Units will continue to be listed on a "designated stock exchange". There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such Registered Plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a RRSP, RRIF or TFSA.

        BPY Units will not be a "prohibited investment" for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm's length with Brookfield Property Partners for purposes of the Tax Act and does not have a "significant interest", as defined in the Tax Act for purposes of the prohibited investment rules, in Brookfield Property Partners. Shareholders who intend to hold BPY Units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

BPY Unitholders' foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign "business-income tax" or "non-business-income tax" (each as defined in the Tax Act) paid by Brookfield Property Partners or the Property Partnership to a foreign country

        Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to an BPY Unitholder's foreign tax credits for Canadian federal income tax purposes, will be limited. See Annex A, "Taxation — Canadian Federal Income Tax Considerations".

BPY Unitholders who are not resident in Canada or deemed to be resident in Canada, or a non-Canadian BPY Unitholder, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by Brookfield Property Partners or the Property Partnership if Brookfield Property Partners or the Property Partnership were considered to carry on business in Canada.

        If Brookfield Property Partners or the Property Partnership were considered to carry on a business in Canada for purposes of the Tax Act, non-Canadian BPY Unitholders would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by Brookfield Property Partners, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

        The BPY General Partner has advised counsel that it intends to manage the affairs of Brookfield Property Partners and the Property Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether Brookfield Property Partners or the Property Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of Brookfield Property Partners and the Property Partnership carries on business in Canada for purposes of the Tax Act.

        If Brookfield Property Partners or the Property Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian BPY Unitholders that are corporations would be required to file a Canadian federal income tax return for each year in which they are a non-Canadian BPY Unitholder regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian BPY Unitholders who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from Brookfield Property Partners from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian BPY Unitholders may be subject to Canadian federal income tax on capital gains realized by Brookfield Property Partners or the Property Partnership on dispositions of "taxable Canadian property" as defined in the Tax Act.

        A non-Canadian BPY Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by Brookfield Property Partners or the Property Partnership on the disposition of "taxable Canadian property", other than "treaty protected property", as defined in the Tax Act. "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a "designated stock exchange", as defined in the Tax Act, if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of Brookfield Property Partners and the Property Partnership generally will be "treaty-protected property" to a non-Canadian BPY Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The BPY General Partner has advised counsel that Brookfield Property Partners and the Property Partnership are not expected to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian BPY Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by Brookfield Property Partners or the Property Partnership unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, non-Canadian BPY Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-Canadian BPY Unitholders in respect of the disposition but is not because of a tax treaty (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where: (i) the taxpayer is a non-resident of Canada at the time of the disposition; (ii) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (iii) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security);

and (iv) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either: (i) "excluded property" (as defined in subsection 116(6) of the Tax Act); or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Shareholders who become BPY Unitholders should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by Brookfield Property Partners or the Property Partnership.

Non-Canadian BPY Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of BPY Units if BPY Units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of BPY Units by a non-Canadian BPY Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, BPY Units are "taxable Canadian property" of the non-Canadian BPY Unitholder, unless BPY Units are "treaty-protected property" to such non-Canadian BPY Unitholder. In general, BPY Units will not constitute "taxable Canadian property" of any non-Canadian BPY Unitholder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of BPY Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of: (i) real or immovable property situated in Canada; (ii) "Canadian resource property" as defined in the Tax Act; (iii) "timber resource property" as defined in the Tax Act; and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) BPY Units are otherwise deemed to be "taxable Canadian property". BPY Units will be "treaty protected property" if the gain on the disposition of BPY Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. The BPY General Partner has advised counsel that it does not expect that BPY Units will constitute "taxable Canadian property" at any time but no assurance can be given in this regard. If BPY Units constitute "taxable Canadian property", non-Canadian BPY Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of BPY Units unless the disposition is an "excluded disposition" (as discussed above). Shareholders who become BPY Unitholders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of BPY Units.

Non-Canadian BPY Unitholders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian BPY Unitholders who dispose of "taxable Canadian property", other than "excluded property", as defined in subsection 116(6) of the Tax Act, and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by Brookfield Property Partners or the Property Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian BPY Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. The BPY General Partner has advised counsel that BPY Units are not expected to be "taxable Canadian property" and neither Brookfield Property Partners nor the Property Partnership is expected to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and Brookfield Property Partners may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of BPY Unitholders.

        Brookfield Property Partners and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian BPY Unitholders may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. The BPY General Partner has advised counsel that, in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, it expects the Holding Entities to look-through the Property Partnership and Brookfield Property Partners to the residency of the partners of Brookfield Property Partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian BPY Unitholders may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the "Treaty"), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as Brookfield Property Partners and the Property Partnership, to the residency and treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        While the BPY General Partner expects the Holding Entities to look-through Brookfield Property Partners and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, Brookfield Property Partners may be unable to accurately or timely determine the residency of the BPY Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of the BPY Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident BPY Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian BPY Unitholders will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Annex A, "Taxation — Canadian Federal Income Tax Considerations" for further detail. BPY Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

 THE OFFER

[                        ], 2014

TO: THE HOLDERS OF COMMON SHARES OF BROOKFIELD OFFICE PROPERTIES INC.

1.     THE OFFER

        The Offerors hereby offer to purchase, upon the terms and subject to the conditions of the Offer, any or all of the issued and outstanding BPO Common Shares (including any BPO Common Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of rights under any Other Securities), other than BPO Common Shares held by the Offerors and their subsidiaries. Under the Offer, each Shareholder may elect to receive for each BPO Common Share tendered by such Shareholder, one BPY Unit or $20.34 in cash, subject, in each case, to pro-ration as set out herein. The total number of BPY Units that may be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number BPO Common Shares to be acquired under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. Shareholders who tender in the Offer but do not make an election between BPY Units and cash will be deemed to have elected to receive BPY Units.

        Canadian Shareholders can elect to receive, in lieu of BPY Units, Exchange LP Units. Canadian Shareholders who tender in the Offer but do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

        Assuming that all Shareholders tendered all their BPO Common Shares for either all cash or all BPY Units, each Shareholder would be entitled to receive $6.71 in cash and 0.67 of a BPY Unit for each BPO Common Share tendered (based on 527,290,471 BPO Common Shares issued and outstanding on a fully-diluted basis), subject to adjustment for fractional shares, as described herein. In light of the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction ($1,865,507,718) relative to the size of the Offer, it is likely that Shareholders who elect to receive a cash payment for their BPO Common Shares will receive less cash than elected due to pro-ration. Likewise, in light of the total amount of BPY Units available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (186,211,700 BPY Units) relative to the size of the deal, it is likely that Shareholders who elect to receive BPY Units for their BPO Common Shares will receive some cash due to pro-ration.

        Based on the closing prices of C$20.00 and $19.34 per BPY Unit on the TSX and the NYSE, respectively, on September 27, 2013, depending on whether a Shareholder receives (i) only BPY Units, (ii) only cash, or (iii) a combination, assuming full pro ration, the Offer has the values set out below, representing the premiums to the historic trading prices of BPO Common Shares set out below:

		Premium
Per Share Consideration	Per Share Value	BPO Closing price on September 27, 2013		BPO 30-Day VWAP ending September 27, 2013
		TSX(1)	NYSE(2)	TSX(3)	NYSE(4)
1.0 BPY Unit	$19.34	15%	15%	16%	17%
$20.34 cash	$20.34	21%	21%	22%	23%
0.67 BPY Units and $6.71 cash	$19.67	17%	17%	18%	19%

(1)
The closing price of the BPO Common Shares on the TSX on September 27, 2013 was C$17.29.
(2)
The closing price of the BPO Common Shares on the NYSE on September 27, 2013 was $16.77.
(3)
The 30-day volume weighted average prices of the BPO Common Shares on the TSX ending September 27, 2013 was C$17.16.
(4)
The 30-day volume weighted average prices of the BPO Common Shares on the NYSE ending September 27, 2013 was $16.51.

        The total number of BPY Units that may be issued under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number BPO Common

Shares to be acquired under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. The consideration payable under the Offer will be pro-rated on each date upon which the Offerors take up or acquire BPO Common Shares pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction (each, a "Take-Up Date") as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amount and will be based on the number of BPO Common Shares acquired in proportion to the number of BPO Common Shares to which the Offer relates. The actual consideration to be received by a Shareholder will be determined in accordance with the following:

  (a)
  the aggregate amount of cash that the Offerors will pay as consideration for BPO Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Cash Consideration;

  (b)
  the aggregate number of BPY Units that Brookfield Property Partners will issue as consideration for BPO Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Unit Consideration;

  (c)
  if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by the Offerors to Shareholders who elect to receive cash in respect of their BPO Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, the amount of cash consideration available to those Shareholders who have so elected to receive cash will be allocated pro-rata (on a per unit basis) among such Shareholders in an amount equal to the aggregate amount of the cash sought by each such Shareholder who so elected to receive cash multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration and the denominator of which is the aggregate amount of the cash consideration sought by those Shareholders who elected to receive cash in respect of their BPO Common Shares to be taken up on such Take-Up Date, and each such Shareholder will receive BPY Units rounded down to the nearest whole number, as consideration for any balance which exceeds the amount of cash so allocated to the Shareholder (calculated by valuing each Exchange LP Unit at $19.34 and each BPY Unit at $19.34); and

  (d)
  if, on any Take-Up Date, the number of BPY Units that would otherwise be issuable to Shareholders who elect (or are deemed to elect) BPY Units in respect of their BPO Common Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Unit Consideration, the number of BPY Units available to those Shareholders who have so elected (or are deemed to have elected) BPY Units will be allocated pro-rata (on a per unit basis) among such Shareholders in an amount equal to the aggregate number of BPY Units sought by each such Shareholder who so elected (or is deemed to have elected) BPY Units in respect of its BPO Common Shares to be taken up on such Take-Up Date multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Unit Consideration and the denominator of which is the aggregate number of BPY Units sought by those Shareholders who elected (or are deemed to have elected) BPY Units in respect of their BPO Common Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number, and each such Shareholder will receive cash as consideration for any balance which exceeds the number of BPY Units allocated to the Shareholder (calculated by valuing each BPY Unit at $19.34).

        For greater certainty, where a Shareholder who has elected (or is deemed to have elected) to receive BPY Units as consideration for their BPO Common Shares receives BPY Units and cash because of pro-ration, the Shareholder will be deemed to have received a proportionate amount of cash and BPY Units as consideration for each whole BPO Common Share acquired by the Offerors.

        In no event shall any Shareholder be entitled to a fractional BPY Unit. Where the aggregate number of BPY Units to be issued to a Shareholder as consideration under the Offer would result in a fraction of a BPY Unit being issuable, the number of BPY Units to be received by such Shareholder shall be rounded down to the nearest whole BPY Unit and such Shareholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

        The Offer is being made only for BPO Common Shares and not for any Other Securities. Any holder of Other Securities who wishes to accept the Offer must exercise the rights under such Other Securities in order to acquire BPO Common Shares and then tender those BPO Common Shares to the Offer.

        The cash payments to Shareholders will be denominated in U.S. dollars.    However, Shareholders can also elect to receive payment of the cash to which they are entitled under the Offer in Canadian dollars by checking "Canadian dollars" under Box 2, Choice A of the Letter of Transmittal, in which case each such Shareholder will have acknowledged and agreed that the exchange rate for one U.S. dollar expressed in Canadian dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. A Shareholder electing to receive payment of the cash to which it is entitled under the Offer made in Canadian dollars will have further acknowledged and agreed that any change to the currency exchange rates of the United States or Canada will be at the sole risk of such Shareholder.

        This document and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.     TIME FOR ACCEPTANCE

        The Offer is open for acceptance until 5:00 p.m. (EST) on [                        ], 2014 unless the Offer is withdrawn or extended by the Offerors. The Expiry Time may be extended at the Offerors' sole discretion as described in Section 5 of the Offer, "Extension and Variation of the Offer".

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived at or prior to the Expiry Time, the Offerors will make a public announcement of that fact at the Expiry Time and the Offer will remain open until the expiry of a subsequent offering period (a "Subsequent Offering Period"). A Subsequent Offering Period will be an additional period of no less than 10 days, beginning immediately after the Offerors accept for payment (subject to the requirement to promptly pay for) all the BPO Common Shares tendered to the Offer, during which period Shareholders may tender their BPO Common Shares. Among other requirements, the Offerors will announce the results of the initial offering period of the Offer, including the approximate number and percentage of BPO Common Shares deposited under the Offer, no later than 9:00 a.m. (EST) on the next Business Day following the date upon which the Offerors become entitled to take up BPO Common Shares under applicable Laws. The Offerors will permit withdrawal of tendered Common Shares during a Subsequent Offering Period until the tendered BPO Common Shares are taken up. See Section 8 of the Offer, "Right to Withdraw Deposited BPO Common Shares".

3.     MANNER OF ACCEPTANCE

Letter of Transmittal

        The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any one of the offices specified in the Letter of Transmittal (printed on YELLOW paper) no later than the Expiry Time:

  (a)
  certificate(s) representing the BPO Common Shares for which the Offer is accepted;

  (b)
  an executed copy of the Letter of Transmittal, in the form accompanying the Offer, or a manually signed facsimile thereof; and

  (c)
  any other relevant documents required by the rules set out in the Letter of Transmittal.

        Participants in CDS should contact the Depositary with respect to the tender of their BPO Common Shares under the Offer. CDS will be issuing instructions to its participants as to the method of tendering such BPO Common Shares to the Offer. No fee or commission will be payable by Shareholders who tender their BPO Common Shares to the Offer directly to the Depositary.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Transmittal.

        Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificate(s) for BPO Common Shares may deposit certificate(s) representing BPO Common Shares pursuant to the procedure for guaranteed delivery described below.

Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of the BPO Common Shares exactly as the name of the registered Shareholder appears on the share certificate(s) deposited therewith, and the Offered Consideration is to be delivered directly to such registered Shareholder; or

  (b)
  BPO Common Shares are tendered for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing BPO Common Shares is registered in the name of a Person other than a signatory of a Letter of Transmittal or if the Offered Consideration is to be delivered to a Person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

        The method of delivery of BPO Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the tendering Shareholder. The Offerors recommend that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificate(s) for BPO Common Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificate(s) for such BPO Common Shares by the Depositary.

        A Shareholder who wishes to tender BPO Common Shares to the Offer and whose BPO Common Shares are registered in the name of a broker, investment dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such BPO Common Shares to the Offer.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to accept the Offer and either: (i) the certificate(s) representing such Shareholder's BPO Common Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) and Letter of Transmittal to the Depositary by the Expiry Time, those BPO Common Shares may nevertheless be tendered to the Offer provided that all of the following conditions are met:

  (a)
  such tender is made only at the principal office of the Depositary in Toronto, Ontario, by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on GREEN paper) (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario, at or before the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited BPO Common Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such BPO Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario, office of the Depositary by 5:00 p.m. (EST) on the third trading day on the TSX after the Expiry Time.

        The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) and other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC. The Depositary has established an account at CDS and DTC for the purpose of the Offer. Any financial institution that is a participant in CDS or DTC may cause CDS or DTC to make a book-entry transfer of a Shareholder's BPO Common Shares into the Depositary's account in accordance with CDS or DTC procedures for such transfer. Delivery of BPO Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS Participants or DTC Participants, who use CDSX or DTC to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS or DTC shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders whose BPO Common Shares are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.

        Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of BPO Common Shares will be determined by the Offerors in their sole discretion, which determination will be final and binding on all parties. The Offerors reserve the absolute right to reject any and all deposits of BPO Common Shares determined by them not to be in proper form, or the issue of BPY Units or Exchange LP Units and payment of cash in respect of which may, in the opinion of the Offerors' counsel, be unlawful. The Offerors also reserve the absolute right to waive: (i) any of the conditions of the Offer; or (ii) any defect or irregularity in any deposit of BPO Common Shares. No deposit of BPO Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offerors, the Depositary or any other Person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offerors' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offerors reserve the right to permit the Offer to be accepted in a manner other than as set forth herein.

        Under no circumstances will any amount be paid by the Offerors or the Depositary by reason of any delay in exchanging any BPO Common Shares or in making payments to any Person on account of BPO Common Shares accepted for exchange pursuant to the Offer.

Dividends and Distributions; Liens

        Subject to the terms and conditions of the Offer and subject, in particular, to BPO Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder irrevocably assigns to the Offerors, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of a Shareholder in and to the BPO Common Shares identified in the Letter of Transmittal delivered to the Depositary (the "Deposited BPO Common Shares") and in and to all rights and benefits arising from such Deposited BPO Common Shares including any and all dividends, distributions, payments, securities, property or other interests (collectively, "Distributions"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited BPO Common Shares or any of them on and after the date hereof, including any dividends, distributions or payments on such Distributions.

        If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Shareholder, then: (i) in the case of any cash dividend, distribution or payment, the amount of the dividend, distribution or payment shall be received and held by a Shareholder for the account of the Offerors until the Offerors pay for such BPO Common Shares and to the extent that such dividend, distribution or payment does not exceed the cash consideration per BPO Common Share payable by the Offerors pursuant to the Offer, the cash consideration per BPO Common Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (ii) in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by such Shareholder for the account of the Offerors and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of the Offerors, accompanied by appropriate documentation of transfer; and (iii) in the case of any cash dividend, distribution or payment in an amount that exceeds the cash consideration per BPO Common Share payable by the Offerors pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by a Shareholder for the account of the Offerors and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of the Offerors, accompanied by appropriate documentation of transfer. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations" or Section 26 of this Circular, "Material United States Federal Income Tax Consequences".

Power of Attorney

        An executed Letter of Transmittal (or, in the case of BPO Common Shares deposited by book-entry transfer, the making of a book-entry transfer into the Depositary's accounts with CDS or DTC) irrevocably approves, constitutes and appoints, effective on and after the date that the Offerors take up and pay for the Deposited BPO Common Shares covered by the Letter of Transmittal or book-entry transfer (which BPO Common Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), each officer of the Depositary and each officer of the Offerors and any other Person designated by the Offerors in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the Shareholder whose BPO Common Shares are deposited to the Offer and are not withdrawn ("Depositing Shareholder") with respect to the Purchased Securities. The Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder: (i) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of BPO; (ii) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offerors in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of BPO; (iii) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (iv) to exercise any other rights of a holder of Purchased Securities. The Letter of Transmittal will also authorize GP ULC and its officers to make an election under subsection 97(2) of the Tax Act on behalf of the Shareholder signing the Letter of Transmittal.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited BPO Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited BPO Common Shares or any Distributions by or on behalf of the Depositing Shareholder unless the Deposited BPO Common Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up and paid for under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Shareholders and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Shareholder accepting the Offer agrees to execute and deliver to the Offerors, at any time and from time to time, as and when requested by, and at the expense of, the Offerors, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offerors, in respect of any such Purchased Securities. Such Shareholder further agrees to designate in any such instruments of proxy the Person or Persons specified by the Offerors as the proxyholder of the Shareholder in respect of all or any such Purchased Securities.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offerors, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offerors. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a Depositing Shareholder and the Offerors, effective immediately following the Offerors taking up BPO Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the Depositing Shareholder that: (i) the Person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited BPO Common Shares and has full power and authority to deposit, sell, assign and transfer the Deposited BPO Common Shares and any Distributions being tendered to the Offer; (ii) the Deposited BPO Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited BPO Common Shares and Distributions, to any other Person; (iii) the deposit of the Deposited BPO Common Shares and Distributions complies with applicable Laws; and (iv) when the Deposited BPO Common Shares and Distributions are taken up and paid for by the Offerors, the Offerors will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, but subject to applicable Laws, and in addition to (and not in limitation of) the Offerors' right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer", the Offerors will have the right to withdraw the Offer and not take up nor pay for any BPO Common Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance, unless all of the following conditions are satisfied, as determined in the Offerors' judgment, or, as permitted, waived by the Offerors at or prior to the Expiry Time:

  (a)
  the Offerors shall have determined, acting reasonably, that (x) no act, action, suit or proceeding shall have been taken or threatened in writing before any Governmental Entity in Canada, the United States or elsewhere, whether or not having the force of Law, and (y) no Laws shall have been announced, proposed, enacted, promulgated, amended or applied, in either case:

    (i)
    to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offerors of the BPO Common Shares or issuance of BPY Units or Exchange LP Units, the right of the Offeror to own or exercise full rights of ownership over the BPO Common Shares or the consummation of any Compulsory Acquisition or Subsequent Acquisition Transaction or which could have any such effect; or

    (ii)
    which has had or could have a Material Adverse Effect with respect to BPO or BPY;

  (b)
  the Offerors shall have determined, acting reasonably, that there shall not exist any prohibition at Law against the Offerors making the Offer or taking up and paying for BPO Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (c)
  the Offerors shall have determined, acting reasonably, that, other than as disclosed generally prior to the date hereof, there shall not exist and shall not have occurred any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of BPO which, when considered either individually or in the aggregate, constitutes a Material Adverse Effect with respect to BPO;

  (d)
  BPO shall not have adopted a shareholder rights plan that provides rights to the Shareholders to purchase any securities of BPO as a result of the Offer or any Subsequent Acquisition Transaction, or if any such shareholder rights plan is adopted, it shall not and will not adversely affect the Offer or the Offerors, either before or on consummation of the Offer, or the purchase of any BPO Common Shares under any Subsequent Acquisition Transaction;

  (e)
  all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary or desirable to:

  (i)
  complete the Offer and the acquisition of BPO Common Shares and issuance of BPY Units and Exchange LP Units; and

  (ii)
  prevent or avoid the occurrence of a Material Adverse Effect with respect to BPO as a result of the completion of the Offer, a Compulsory Acquisition or Subsequent Acquisition Transaction,

    shall have been obtained or concluded on terms and conditions satisfactory to the Offerors, acting reasonably, and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated; and

  (f)
  the Offerors shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence (i) any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever that materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the United States generally or (ii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof.

        The foregoing conditions are for the exclusive benefit of the Offerors. The Offerors may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offerors giving rise to any such assertions). Unless precluded from doing so by applicable Law, the Offerors may waive any of the foregoing conditions in their sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offerors may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the

Offerors at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right; the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offerors.

        Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offerors to that effect to the Depositary at its principal office in Toronto, Ontario. The Offerors, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders thereof in the manner set forth in Section 9 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to TSX and NYSE. If the Offer is withdrawn, the Offerors shall not be obligated to take up or pay for any BPO Common Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited BPO Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offerors' expense. See Section 7 of the Offer, "Return of Deposited BPO Common Shares".

        Any determination by the Offerors concerning any event or other matter described in this Section 4 will be final and binding upon all parties.

5.     EXTENSION AND VARIATION OF THE OFFER

        The Offer is open for acceptance until 5:00 p.m. (EST) on [                        ], 2014, unless the Offer is withdrawn or is extended by the Offerors.

        Subject to the limitations described below, the Offerors expressly reserve the right, in their sole discretion, at any time and from time to time while the Offer is open for acceptance, to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable Laws, by giving notice in writing to the Depositary at its principal office in Toronto, Ontario. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in this document, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or a subsidiary of the Offerors, unless it is a change in a material fact relating to the BPY Units or the Exchange LP Units), the Offerors will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offerors will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable securities legislation at their respective addresses appearing in the share register of BPO. In addition, the Offerors will provide a copy of such notice to the TSX, the NYSE and the other applicable Securities Regulatory Authorities. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        During any extension of the Offer, all BPO Common Shares previously tendered and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offerors in accordance with the terms of the Offer, subject to Section 8 of the Offer, "Right to Withdraw Deposited BPO Common Shares". An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offerors of any of their rights under Section 4 of the Offer, "Conditions of the Offer".

        Under applicable Canadian Securities Laws, if there is a variation in the terms of the Offer, the period during which BPO Common Shares may be tendered to the Offer will not expire before ten (10) days after the date that the notice of variation has been delivered.

        If, before the Expiry Time, the Offerors, in their sole discretion, elect to increase the Offered Consideration, such increase will be applicable to all holders whose BPO Common Shares are taken up under the Offer.

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived at or prior to the Expiry Time, the Offerors will make a public announcement of that fact at the Expiry Time and the Offer will remain open until the expiry of a Subsequent Offering Period. A Subsequent Offering Period will be an additional period of no less than 10 days, beginning immediately after the Offerors accept for payment (subject to the requirement to promptly pay for) all the BPO Common Shares tendered to the Offer, during which period Shareholders may tender their BPO Common Shares. Among other requirements, the Offerors will announce the results of the initial offering period of the Offer, including the approximate number and percentage of BPO Common Shares deposited under the Offer, no later than 9:00 a.m. (EST) on the next Business Day following the date upon which the Offerors become entitled to take up BPO Common Shares under applicable Laws. The Offerors will permit withdrawal of tendered Common Shares during a Subsequent Offering Period until the tendered BPO Common Shares are taken up.

6.     TAKE UP AND PAYMENT FOR DEPOSITED BPO COMMON SHARES

        Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, "Conditions of the Offer"), the Offerors will take up BPO Common Shares validly tendered to the Offer and not withdrawn pursuant to Section 8 of the Offer, "Right to Withdraw Deposited BPO Common Shares", not later than ten (10) calendar days after the Expiry Time and will pay for the BPO Common Shares taken up as soon as possible, but in any event not later than three (3) Business Days after taking up the BPO Common Shares. In accordance with applicable Laws, the Offerors will take up and pay for BPO Common Shares deposited under the Offer in any Subsequent Offering Period within 10 days after such deposit. Any BPO Common Shares tendered to the Offer after the first date on which BPO Common Shares have been taken up by the Offerors will be taken up and paid for not later than ten (10) days after such tender.

        Subject to Law, the Offerors expressly reserve the right in their sole discretion to delay taking up and paying for any BPO Common Shares or to terminate the Offer and not take up or pay for any BPO Common Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, "Conditions of the Offer" is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario. The Offerors also expressly reserve the right, in their sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for BPO Common Shares in order to comply, in whole or in part, with any Law.

        For the purposes of the Offer, the Offerors will be deemed to have taken up and accepted for payment BPO Common Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offerors give written notice or other communication confirmed in writing to the Depositary of their acceptance for payment of such Deposited BPO Common Shares pursuant to the Offer at its principal office in Toronto, Ontario.

        The Offerors will pay for BPO Common Shares validly tendered to the Offer and not withdrawn by providing the Depositary with the cash component of the Offered Consideration in the form of sufficient funds (for fractional BPY Units, fractional Exchange LP Units and the cash portion of the Offered Consideration) for transmittal to Persons who have tendered BPO Common Shares to the Offer. The Depositary will act as the agent of the Persons who have tendered BPO Common Shares in acceptance of the Offer for the purposes of receiving the Offered Consideration from the Offerors and transmitting such Offered Consideration to such Persons. Receipt of the cash representing the Offered Consideration by the Depositary will be deemed to constitute receipt of payment by Persons depositing BPO Common Shares pursuant to the Offer. Under no circumstances will interest accrue or be paid by the Offerors or the Depositary, to Persons depositing BPO Common Shares, on the purchase price of BPO Common Shares purchased by the Offerors, regardless of any delay in making such payment.

        No physical certificate(s) for BPY Units or Exchange LP Units will be issued to Shareholders. A Direct Registration System statement (a "DRS Statement") will be delivered by the Depositary along with a cheque, if applicable, for any cash portion of the Offered Consideration. BPY Units and Exchange LP Units will be held in the name of the applicable Shareholders and registered electronically in the records of Brookfield Property Partners or Exchange LP, as applicable.

        Settlement with each Shareholder who has validly tendered and not validly withdrawn BPO Common Shares under the Offer will be made upon the Depositary forwarding:

  •
  the DRS Statement(s) or the BPY Units or Exchange LP Units to which such Shareholder is entitled; and

  •
  a cheque for an amount in U.S. dollars to which such Shareholder is entitled (in satisfaction of any applicable cash payment per BPO Common Share and any fractional BPY Units or fractional Exchange LP Units, as applicable).

        Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the DRS Statement(s) and cheque will be issued in the name of the registered Shareholder of the BPO Common Shares so tendered. Unless the Person depositing the BPO Common Shares instructs the Depositary to hold the DRS Statement(s) representing the BPY Units or Exchange LP Units, as applicable, and cheques for pick-up by checking the appropriate box in the Letter of Transmittal, the DRS Statement(s) and cheque will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Statement(s) and cheque will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of BPO. DRS Statements and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        If any Deposited BPO Common Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more BPO Common Shares than are tendered, certificate(s) for unpurchased BPO Common Shares will be returned, at the Offerors' expense, to the Depositing Shareholder as soon as it is practicable following the Expiry Time or withdrawal or early termination of the Offer. Unless otherwise directed in the Letter of Transmittal, certificate(s) representing unpurchased BPO Common Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by or on behalf of BPO.

        Pursuant to rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada's clearing system. As a result, any payment to a Shareholder in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with a Shareholder involving a payment in excess of C$25 million will be made only in accordance with wire transfer instructions provided by the Shareholder to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the Shareholder promptly following the Expiry Time for the purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the Shareholder of wire transfer instructions will not entitle the Shareholder to interest or other compensation in addition to the amounts to which the Shareholder is entitled pursuant to the Offer.

        Shareholders tendering BPO Common Shares will not be required to pay any fee or commission if they accept the Offer by tendering their BPO Common Shares directly with the Depositary.

7.     RETURN OF DEPOSITED BPO COMMON SHARES

        If any Deposited BPO Common Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, they will be returned, at the Offerors' expense, to the Depositing Shareholder as soon as is practicable following the early termination, Expiry Time or withdrawal of the Offer and certificates representing unpurchased BPO Common Shares will be forwarded to the address of the registered Shareholder as shown on BPO's securities register (unless otherwise directed in the Letter of Transmittal) or by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant or DTC Participant in the amount of the unpurchased BPO Common Shares.

8.     RIGHT TO WITHDRAW DEPOSITED BPO COMMON SHARES

        Except as otherwise stated in this Section 8, all deposits of BPO Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any BPO Common Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the Depositing Shareholder:

  (a)
  at any time before the BPO Common Shares have been taken up by the Offerors;

  (b)
  at any time before the expiration of ten (10) calendar days from the date upon which either:

  (i)
  a notice of change relating to a change in the information contained in the Offer or the Circular, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offerors or a subsidiary of the Offerors unless it is a change in a material fact relating to the BPY Units or the Exchange LP Units), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the BPO Common Shares pursuant to the Offer where the Offer is not extended for a period greater than ten (10) calendar days), is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities and only if such Deposited BPO Common Shares have not been taken up by the Offerors at the date of the notice; or

  (c)
  at any time after three (3) Business Days from the date the Offerors take up the BPO Common Shares, if such BPO Common Shares have not been paid for by the Offerors.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant BPO Common Shares. Any such notice of withdrawal must: (i) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the BPO Common Shares to be withdrawn; (iii) specify the number of BPO Common Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each BPO Common Share to be withdrawn; and (iv) must be actually received by the Depositary at the place of deposit for the applicable BPO Common Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate(s) representing BPO Common Shares deposited with the Letter of Transmittal or if the BPO Common Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of BPO Common Shares tendered to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        Alternatively, if BPO Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC to be credited with the withdrawn BPO Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offerors in their sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offerors, the Depositary or any other Person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

        Withdrawals may not be rescinded and any BPO Common Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn BPO Common Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        If the Offerors extend the period of time during which the Offer is open, is delayed in taking up or paying for the BPO Common Shares or is unable to take up or pay for BPO Common Shares for any reason, then, without prejudice to the Offerors' other rights under the Offer, the Depositary may, subject to applicable Laws, retain on behalf of the Offerors all Deposited BPO Common Shares and Distributions, and such BPO Common Shares may not be withdrawn except to the extent that Depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

        The Offerors will permit withdrawal of tendered BPO Common Shares during any Subsequent Offering Period.

9.     NOTICE AND DELIVERY

        Without limiting any other lawful means of giving notice, any notice which the Offerors or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by prepaid first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by BPO in respect of the BPO Common Shares and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada, the United States or elsewhere following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the United States or elsewhere, the Offerors intend to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offerors or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (i) it is given to the TSX and the NYSE for dissemination through their facilities; (ii) if it is published once in the National Edition of The Globe and Mail or the National Post together with The Wall Street Journal and The New York Times, and in La Presse; or (iii) it is given to Marketwired and the Dow Jones News Service for dissemination through their facilities.

        Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offerors will use their reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder list of BPO, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of BPO Common Shares when such list or listing is received.

        Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.   CHANGES IN CAPITALIZATION

        If, on or after the date of the Offer, BPO should divide, combine, reclassify, consolidate, convert or otherwise change any of the BPO Common Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offerors may, in their sole discretion and without prejudice to their rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments to the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as they deem appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change.

11.   BPO COMMON SHARES NOT DEPOSITED UNDER THE OFFER

        The purpose of the Offer is to enable the Offerors to acquire additional, and preferably all, of the outstanding BPO Common Shares not already owned by Brookfield Property Partners. If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for a number of BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any BPO Common Shares not deposited under the Offer, subject to customary terms and conditions, in each case for the same consideration as was paid by the Offerors under the Offer, subject to pro-ration. The exact timing and details of any such transaction will depend upon a number of factors, including the number of BPO Common Shares acquired by the Offerors pursuant to the Offer. See Section 2 of the Special Factors, "Purpose and Structure of the Offer; Reasons for the Offer", Section 3 of the Special Factors, "Plans for BPO after the Offer; Certain Effects of the Offer" and Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer".

12.   MARKET PURCHASES

        Neither the Offerors nor their affiliates will acquire beneficial ownership of additional BPO Common Shares prior to the Expiry Time.

13.   OTHER TERMS OF THE OFFER

        The Offerors reserve the right to transfer or assign, in whole or from time to time in part, to one or more Persons designated by or affiliated with the Offerors, the right to purchase all or any portion of the BPO Common Shares tendered to the Offer, but any such transfer will not relieve the Offerors of their obligations under the Offer or prejudice the rights of Depositing Shareholders to receive payment for BPO Common Shares validly tendered and accepted for payment pursuant to the Offer.

        No broker, investment dealer or other Person (including the Depositary or Information Agent) has been authorized to make any representation or warranty on behalf of the Offerors or any of their Subsidiaries in connection with the Offer other than as contained in the Offer and, if any such representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offerors or any of its Subsidiaries or the Depositary for the purposes of the Offer.

        The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns in respect thereof to the non-exclusive jurisdiction of the courts of the Province of Ontario.

        This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of BPO Common Shares be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offerors may, in their sole discretion, take such action as they may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

        The Offerors, in their sole discretion, shall be entitled to make a final and binding determination of all questions relating to the Offer, the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of BPO Common Shares.

        The provisions of this document and the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

        Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

        This document constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to this entire document for full information relating to the Offer.

DATED: [                        ], 2014

BROOKFIELD PROPERTY PARTNERS L.P., by one of its service providers, BROOKFIELD PROPERTY GROUP LLC
By:	Name: Richard B. Clark Title: Chief Executive Officer
BROOKFIELD PROPERTY SPLIT CORP.
By:	Name: Richard B. Clark Title: Chief Executive Officer
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partner, BOP EXCHANGE GP ULC
By:	Name: Richard B. Clark Title: Chief Executive Officer

 CIRCULAR

        This Circular is furnished in connection with the Offer dated [            ] , 2014 by the Offerors to purchase, upon the terms and subject to the conditions described therein, any or all of the issued and outstanding BPO Common Shares, including those BPO Common Shares that may become outstanding upon the exercise or conversion of Other Securities, other than BPO Common Shares held by the Offerors and their subsidiaries. The terms and provisions of the Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires.

1.     BROOKFIELD PROPERTY PARTNERS L.P.

Overview

        Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. In addition to a premier office portfolio in the United States, Canada, Australia and the United Kingdom primarily consisting of its 51% voting interest in BPO, Brookfield Property Partners' diversified portfolio includes (i) its 32% fully-diluted interest in General Growth Properties, Inc., which is the second largest retail mall company in the United States, (ii) over 64 million sq. ft. of industrial and logistics assets in the United States and Europe; and (iii) approximately 20,000 multi-family units. In addition, Brookfield Property Partners will benefit from Brookfield's real estate business development capabilities which has invested over $17 billion in the real estate sector since 1989. Brookfield Property Partners' goal is to be the leading globally diversified owner and operator of high-quality real estate assets.

        Brookfield Property Partners was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Exempted Partnerships Act 1992 (Bermuda), as amended ("Bermuda Exempted Partnerships Act"). Brookfield Property Partners' head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and its telephone number is +441 294-3309.

        Brookfield Property Partners beneficially owns an aggregate of 249,362,561 BPO Common Shares, being approximately 49.3% of the outstanding BPO Common Shares. For information concerning the BPO Preferred Shares owned by Brookfield Property Partners, see Section 15 of this Circular, "Beneficial Ownership of and Trading in Securities — Beneficial Ownership". In total, Brookfield Property Partners owns BPO Common Shares and BPO Preferred Shares representing an aggregate voting interest of approximately 50.6% in BPO.

        Further information with respect to Brookfield Property Partners and the BPY Units is set forth in Annex A, which is incorporated into and forms part of this Circular.

Authorized and Outstanding Capital

        There are 102,522,121 BPY Units outstanding and 432,649,105 Redemption-Exchange Units outstanding.

        See Annex A for a description of the rights, privileges, restrictions and conditions attaching to the BPY Units and the Redemption-Exchange Units.

Price Range and Trading Volume of BPY Units

        The BPY Units are listed and traded on the NYSE under the symbol "BPY" and on the TSX under the symbol "BPY.UN". The BPY Units began trading the NYSE and the TSX on April 15, 2013.

        The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the BPY Units on the NYSE, (as reported by Standard & Poor's Capital IQ) for the periods indicated. The Bank of Canada noon rate of exchange on December 17, 2013 for Canadian dollars was $1.00 = C$1.0610.

		Price Range
Year	Period	High $	Low $	Volume
2013	April 15 to April 30	22.60	20.75	11,713,468
	May	23.99	21.41	7,595,262
	June	21.42	19.07	3,467,383
	July	21.49	19.50	2,373,052
	August	21.48	18.82	1,922,903
	September	19.98	18.80	1,658,723
	October	20.00	18.90	2,777,979
	November	19.87	18.85	2,255,517
	December 1 to 17	20.50	19.28	3,007,005

        The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the BPY Units on the TSX, (as reported by TMX Datalinx) for the periods indicated.

		Price Range
Year	Period	High C$	Low C$	Volume
2013	April 15 to April 30	23.11	21.29	7,924,944
	May	24.70	21.85	3,443,895
	June	22.11	20.10	1,334,876
	July	22.25	20.70	511,554
	August	21.50	19.75	946,895
	September	20.49	19.47	744,627
	October	20.70	19.59	847,173
	November	21.19	19.78	1,083,541
	December 1 to 17	21.74	20.51	939,430

        The closing prices of the BPY Units on the NYSE and the TSX on December 17, 2013 were $19.79 and C$21.00, respectively. The TSX and the NYSE have conditionally approved the listing of the BPY Units to be issued to Shareholders in connection with the Offer. These listings are subject to Brookfield Property Partners fulfilling all of the listing requirements of the TSX and the NYSE.

2.     BROOKFIELD PROPERTY SPLIT CORP.

        BOP Split was incorporated under the Business Corporations Act (British Columbia) on December 9, 2013 as a wholly-owned subsidiary of Brookfield BPY Holdings Inc. ("CanHoldco") and an indirect subsidiary of Brookfield Property Partners. BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Offerors' additional investment in BPO Common Shares. BOP Split has not carried on any active business since incorporation other than in connection with the Offer. BOP Split's registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver BC V6E 4N7 and its telephone number is (416) 363-9491.

3.     BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

        Exchange LP was established on December 16, 2013 as an Ontario limited partnership by BOP Split, as limited partner, and GP ULC, as general partner. Exchange LP and GP ULC are indirect subsidiaries of Brookfield Property Partners. Exchange LP was established for the sole purpose of the Offer. Exchange LP has not carried on any active business since formation other than in connection with the Offer. Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363-9491.

        Exchange LP is currently not a reporting issuer or the equivalent in any jurisdiction and is not listed on any stock exchange. Upon initial take-up under the Offer, Exchange LP will become a reporting issuer in the provinces of Canada in which BPO is currently a reporting issuer, by virtue of the completion of the Offer. Pursuant to section 13.3 of National Instrument 51-102 — Continuous Disclosure Obligations ("NI 51-102"), Exchange LP will be exempt from Canadian continuous disclosure requirements, so long as the requirements of section 13.3 of NI 51-102 are satisfied, including that Exchange LP sends to holders of Exchange LP Units, in the manner and at the time required by Canadian Securities Laws, all financial and other continuous disclosure documents that BPY sends to its unitholders.

        The capital of Exchange LP is as follows: (i) general partnership units and (ii) limited partnership units. The Exchange LP Partnership Agreement will be amended and restated prior to the initial Expiry Time to add the Exchange LP Units to the capital of Exchange LP. There is one general partnership unit outstanding, which is held by GP ULC, and nine limited partnership units outstanding, all of which are held by BOP Split. The attributes of the Exchange LP Units are set out in Section 5 of this Circular, "Description of Exchange LP Units".

        GP ULC has sole responsibility and authority for the central management and control of Exchange LP, which is exercised through its board of directors. The following table presents certain information concerning the current board of directors of GP ULC:

Name and Residence	Age	Position with the GP ULC	Principal Occupation
David Arthur, Canada	60	Director	Managing Partner, Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners
Jeffrey M. Blidner, Canada	65	Director	Senior Managing Partner, Brookfield Asset Management
Murray Goldfarb, U.S.A.	39	Director	Senior Vice President, Counsel, Brookfield Property Group

        Each of the directors of GP ULC will serve in such capacity until the date of the next annual meeting of the holders of the common shares of GP ULC or until his successor is duly elected or appointed, in each case unless such director's office is vacated prior to the next meeting of holders of the common shares of GP ULC.

        The transfer agent and registrar for the Exchange LP Units will be Canadian Stock Transfer Company Inc.

        The unaudited financial statements of Exchange LP as at December 16, 2013 are attached to this document as Annex B.

4.     BROOKFIELD OFFICE PROPERTIES INC.

Overview

        BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. As of September 30, 2013, BPO's portfolio comprised interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making BPO a global leader in the ownership and management of office assets. BPO's landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

        BPO was formed under the CBCA on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO's articles were restated on September 5, 2002 and since then have been amended from time to time to change BPO's capital structure, to adjust the number of directors and to change BPO's name. BPO operates head offices in New York,

Toronto, Sydney and London. BPO's registered office is Brookfield Place Toronto, Suite 330, P.O. Box 770, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3.

Authorized and Outstanding Share Capital

        There are an unlimited number of BPO Common Shares authorized, of which 505,740,483 are issued and outstanding. The authorized share capital of BPO also consists of: an unlimited number of Class A preference shares, issuable in series, of which 4,612,500 Series A preference shares have been authorized and 4,612,495 are issued and outstanding, and 9,589,500 Series B preference shares have been authorized and 9,589,485 are issued and outstanding; 6,000,000 authorized Class AA Preference Shares, issuable in series, of which 2,000,000 Series E preference shares have been authorized and 2,000,000 are issued and outstanding; and an unlimited number of Class AAA preference shares, issuable in series, of which 12,000,000 Series E preference shares have been authorized and 8,000,000 are issued and outstanding, 6,000,000 Series G preference shares have been authorized and 4,400,000 are issued and outstanding, 8,000,000 Series H preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series J preference shares have been authorized and 8,000,000 are issued and outstanding, 8,000,000 Series K preference shares have been authorized and 6,000,000 are issued and outstanding, 11,500,000 Series L preference shares have been authorized and 11,500,000 are issued and outstanding, 11,500,000 Series M preference shares have been authorized and zero are issued and outstanding, 11,000,000 Series N preference shares have been authorized and 11,000,000 are issued and outstanding, 11,000,000 Series O preference shares have been authorized and zero are issued and outstanding, 12,000,000 Series P preference shares have been authorized and 12,000,000 are issued and outstanding, 12,000,000 Series Q preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series R preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series S preference shares have been authorized and zero are issued and outstanding, 10,000,000 Series T preference shares have been authorized and 10,000,000 are issued and outstanding, 10,000,000 Series U preference shares have been authorized and zero are issued and outstanding, 1,805,489 Series V preference shares have been authorized and 1,805,489 are issued and outstanding, 3,816,527 Series W preference shares have been authorized and 3,816,527 are issued and outstanding, 300 Series X preference shares have been authorized and 300 are issued and outstanding, 2,847,711 Series Y preference shares have been authorized and 2,847,711 are issued and outstanding, and 800,000 Series Z preference shares have been authorized and 800,000 are issued and outstanding (collectively, the "BPO Preferred Shares").

        There are no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C, D, F or I, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable.

Price Range and Trading Volume

        The BPO Common Shares are listed and posted for trading on the NYSE and the TSX under the symbol "BPO". The Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange. The Class AAA preference shares are listed on the TSX under the symbols "BPO.PR.U", "BPO.PR.H", "BPO.PR.J", "BPO.PR.K", "BPO.PR.L", "BPO.PR.N", "BPO.PR.P", "BPO.PR.R", "BPO.PR.T", "BPO.PR.X", "BPO.PR.W" and "BPO.PR.Y".

        The closing prices and 30-day volume weighted average prices of the BPO Common Shares on the TSX and the NYSE on September 27, 2013, the last trading day prior to the announcement of the Offerors' intention to make the Offer, were C$17.29 and $16.77, respectively, and C$17.16 and $16.51, respectively. The Bank of Canada noon rate of exchange on September 27, 2013 for Canadian dollars was $1.00 = C$1.0300.

        The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the BPO Common Shares on the NYSE, (as reported by Standard & Poor's Capital IQ) for the periods indicated.

		Price Range
Year	Period	High $	Low $	Volume
2012	December	17.24	16.18	31,780,915
2013	January	17.25	16.36	47,500,239
	February	17.63	16.41	41,496,070
	March	17.25	16.54	28,134,991
	April	18.44	16.82	44,838,858
	May	19.19	17.12	23,449,875
	June	17.55	15.60	24,026,962
	July	17.46	15.96	28,361,975
	August	17.13	15.70	25,439,959
	September	19.58	15.92	46,457,507
	October	19.28	18.61	34,784,373
	November	19.32	18.68	20,950,618
	December 1 to 17	19.56	19.01	13,239,476
2012	January 1 to March 31	18.26	15.48	83,497,754
	April 1 to June 30	18.60	15.83	92,338,965
	July 1 to September 30	17.96	16.07	114,135,933
	October 1 to December 31	17.24	15.25	129,350,281
2013	January 1 to March 31	17.63	16.36	117,131,300
	April 1 to June 30	19.19	15.60	92,315,695
	July 1 to September 30	19.58	15.70	100,259,441
	October 1 to December 17	19.56	18.61	68,974,467

        The following table sets forth, for the periods indicated, the high and low trading prices and the trading volume of the BPO Common Shares on the TSX, (as reported by TMX Datalinx) for the periods indicated.

		Price Range
Year	Period	High C$	Low C$	Volume
2012	December	17.11	16.09	10,468,435
2013	January	17.16	16.27	18,902,963
	February	17.59	16.46	18,323,390
	March	17.69	17.03	14,237,619
	April	18.57	17.11	15,412,047
	May	19.65	17.67	12,519,796
	June	18.13	16.44	12,222,046
	July	18.09	16.89	10,150,095
	August	17.65	16.49	10,748,960
	September	20.13	16.70	19,211,276
	October	19.91	19.30	26,496,517
	November	20.88	19.49	8,749,120
	December 1 to 17	20.74	20.26	3,288,264
2012	January 1 to March 31	18.19	15.79	37,079,395
	April 1 to June 30	18.38	16.44	28,666,107
	July 1 to September 30	18.48	15.77	35,619,530
	October 1 to December 31	17.11	15.21	46,461,824
2013	January 1 to March 31	17.69	16.27	51,463,972
	April 1 to June 30	19.65	16.44	40,153,889
	July 1 to September 30	20.13	16.49	40,110,331
	October 1 to December 17	20.88	19.30	38,533,901

5.     DESCRIPTION OF EXCHANGE LP UNITS

        The Offer has been structured to provide Canadian Shareholders with an opportunity to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes on the exchange of their BPO Common Shares for Exchange LP Units as described in this Circular under Section 25 of this Circular, "Certain Canadian Federal Income Tax Considerations". Therefore, Canadian Shareholders who are exempt from tax under Part I of the Tax Act should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Offer.

        The Exchange LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable Law. An Exchange LP Unit will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit.

        The following is a summary of some of the material terms of the Exchange LP Units, as set out in the Exchange LP Partnership Agreement, and is qualified in its entirety by reference to the full text of the Exchange LP Partnership Agreement, which will be available on SEDAR and EDGAR.

Transfer Restrictions

        Except as provided below, Exchange LP Units are not transferrable, except upon the death of a holder.

        The Exchange LP Units may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons and may only be sold outside the United States in compliance with Regulation S under the U.S. Securities Act. For this purpose, the term "U.S. Person" has the meaning ascribed to it in Regulation S under the U.S. Securities Act, which term includes a natural person resident in the United States, a corporation or partnership organized in the United States and any professional fiduciary in the United States acting on a discretionary basis for U.S. beneficial persons. The certificates representing the Exchange LP Units will carry the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN THE CASE OF THE DEATH OF THE HOLDER HEREOF."

Retraction of Exchange LP Units by Holders

        Subject to applicable Law and the due exercise by Brookfield Property Partners of the Retraction Call Right (described below), holders of Exchange LP Units will be entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all Exchange LP Units held by them and to receive in exchange one BPY Unit, plus the full amount of all declared and unpaid distributions on the Exchange LP Units and all distributions declared on a BPY Unit that have not yet been declared or paid on the Exchange LP Units, if any (the "Distribution Amount"). Holders of Exchange LP Units may effect a retraction by presenting to Exchange LP or its transfer agent the certificate(s) representing the Exchange LP Units the holder desires to be redeemed by Exchange LP, together with such other documents and instruments as may be required under the Exchange LP Partnership Agreement, applicable Laws or by Exchange LP's transfer agent, and a duly executed retraction request specifying that the holder desires to have the number of retracted units specified therein redeemed by Exchange LP. A holder of retracted units may withdraw its retraction request, by written notice to Exchange LP before the close of business on the Business Day immediately preceding the retraction date, in which case the retraction request will be null and void and the revocable offer constituted by the retraction request will be deemed to have been revoked.

        Upon receipt by Exchange LP or its transfer agent of a retraction request and certificate(s) representing the Exchange LP Units to be redeemed, Exchange LP will immediately provide notice of such request to Brookfield Property Partners. Instead of Exchange LP redeeming the retracted units, and provided that the retraction request is not revoked by the holder in the manner described above, Brookfield Property Partners will have the right to purchase all but not less than all of the units covered by the retraction request. See "— Call Rights".

Distribution on Liquidation of Exchange LP

        Subject to applicable Law and the exercise by Brookfield Property Partners of the Liquidation Call Right (described below), in the event of the liquidation, dissolution or winding up of Exchange LP or any other distribution of its assets among its holders for the purpose of winding up its affairs, holders of Exchange LP Units shall be entitled to receive from the assets of Exchange LP a liquidation payment that will be satisfied by issuance of one BPY Unit plus the Distribution Amount, if any, for each outstanding Exchange LP Unit. This liquidation amount will be paid to the holders of Exchange LP Units before any distribution of assets of Exchange LP is made to the other holders of Exchange LP, and is subject to the exercise by Brookfield Property Partners of the Liquidation Call Right.

Redemption of Exchange LP Units by Exchange LP

        Subject to applicable Law and the due exercise by Brookfield Property Partners of the Redemption Call Right (described below), Exchange LP will have the right, commencing on the seventh anniversary of the Effective Date, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one BPY Unit for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if one of the conditions described in the paragraphs below is met.

        The board of directors of GP ULC may accelerate the redemption date in the event that: (i) fewer than 5% of the total number of Exchange LP Units issued in connection with the Offer (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries and subject to necessary adjustments to the number of units to reflect permitted changes to Exchange LP Units) are outstanding; (ii) (a) any person, firm or corporation acquires more than 90% of the BPY Units in a take-over bid; (b) the unitholders of Brookfield Property Partners approve a liquidation of Brookfield Property Partners; or (c) Brookfield Property Partners sells or disposes of all or substantially all of its assets, and the board of directors of GP ULC determines that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchange LP Units in connection with such transaction and that the redemption of all but not less than all of the outstanding Exchange LP Units is necessary to enable the completion of such transaction; or (iii) any amendment to the Tax Act and other applicable provincial income tax Laws is made that permits holders of Exchange LP Units who: (a) are resident in Canada; (b) hold their Exchange LP Units as capital property; and (c) deal at arm's length with Brookfield Property Partners or Exchange LP, to exchange their Exchange LP Units without requiring such holders to recognize any gain or loss in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax Laws.

Call Rights

        As further described below, Brookfield Property Partners will have certain overriding rights to acquire Exchange LP Units from the holders.

Retraction Call Right

        Brookfield Property Partners has an overriding Retraction Call Right to acquire on the retraction date all but not less than all of the Exchange LP Units that a holder of Exchange LP Units requests Exchange LP to redeem. The purchase price under the Retraction Call Right is satisfied by delivering to the holder of Exchange LP Units one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any.

        At the time of a retraction request by a holder of Exchange LP Units, Exchange LP will immediately notify Brookfield Property Partners and Brookfield Property Partners must then advise Exchange LP within five Business Days if it chooses to exercise the Retraction Call Right. If Brookfield Property Partners does not advise Exchange LP within the five Business Day period, Exchange LP will notify the holder as soon as possible thereafter that Brookfield Property Partners will not exercise the Retraction Call Right. Unless the holder revokes his or her retraction request, on the retraction date the Exchange LP Units that the holder has requested Exchange LP to redeem will be acquired by Brookfield Property Partners (assuming exercise of the Retraction Call Right) or redeemed by Exchange LP, as the case may be, in each case for the retraction call purchase price as described in the preceding paragraph.

Liquidation Call Right

        Brookfield Property Partners has an overriding Liquidation Call Right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries). The purchase price under the Liquidation Call Right is satisfied by delivering to the holder of Exchange LP Units one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any. Upon the exercise by Brookfield Property Partners of the Liquidation Call Right, the holders will be obligated to transfer their Exchange LP Units to Brookfield Property Partners for the purchase price. The acquisition by Brookfield Property Partners of all of the outstanding Exchange LP Units upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Exchange LP.

        To exercise the Liquidation Call Right, Brookfield Property Partners must notify Exchange LP's transfer agent in writing, as agent for the holders of the Exchange LP Units and Exchange LP of Brookfield Property Partners' intention to exercise this right at least 30 days before the liquidation date in the case of a voluntary liquidation, dissolution or winding up of Exchange LP and at least five Business Days before the liquidation date in the case of an involuntary liquidation, dissolution or winding up of Exchange LP. The transfer agent will notify the holders of Exchange LP Units as to whether or not Brookfield Property Partners has exercised the Liquidation Call Right after the earlier of (a) the date notice of exercise has been provided to the transfer agent and (b) the expiry of the date by which the same may be exercised by Brookfield Property Partners. If Brookfield Property Partners exercises the Liquidation Call Right, Brookfield Property Partners will purchase and the holders will sell all of the Exchange LP Units on the liquidation date for an amount equal to the liquidation call exercise price as described in the preceding paragraph.

Redemption Call Right

        Brookfield Property Partners has an overriding Redemption Call Right, notwithstanding any proposed redemption of the Exchange LP Units by Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries). The purchase price under the Redemption Call Right is satisfied by delivering to the holder one BPY Unit for each Exchange LP Unit purchased plus the Distribution Amount, if any. In the event of the exercise of the Redemption Call Right by Brookfield Property Partners, each holder of Exchange LP Units shall be obligated to sell all the Exchange LP Units held by such holder to Brookfield Property Partners on the redemption date upon payment by Brookfield Property Partners to such holder of the purchase price for such Exchange LP Units.

        To exercise the Redemption Call Right, Brookfield Property Partners must notify Exchange LP's transfer agent in writing, as agent for the holders of the Exchange LP Units, and Exchange LP of Brookfield Property Partners' intention to exercise this right at least 30 days before the redemption date (other than in the case of an accelerated redemption date described above, in which case Brookfield Property Partners must notify the transfer agent and Exchange LP on or before the redemption date). The transfer agent will notify the holders of Exchange LP Units as to whether or not Brookfield Property Partners exercised the Redemption Call Right after the earlier of: (a) the date notice of exercise has been provided to the transfer agent; and (b) the expiry of the date by which the same may be exercised by Brookfield Property Partners. If Brookfield Property Partners exercises the Redemption Call Right, Brookfield Property Partners will purchase and the holders will sell all of the Exchange LP Units on the redemption date for an amount equal to the redemption call purchase price as described in the preceding paragraph.

Effect of Call Rights Exercise

        If Brookfield Property Partners exercises one or more of its call rights, BPY Units will be directly issued to holders of Exchange LP Units and Brookfield Property Partners will become the holder of the Exchange LP Units. If Brookfield Property Partners declines to exercise the call rights when applicable, Brookfield Property Partners will be required, under the Exchange LP Support Agreement, to issue BPY Units to the holders of Exchange LP Units.

Voting Rights

        Holders of Exchange LP Units do not have any voting rights, other than as set out below.

Ranking

        Holders of Exchange LP Units will be entitled to a preference over holders of limited partnership units of Exchange LP and any other securities ranking junior to the Exchange LP Units with respect to the payment of distributions and the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs.

Distributions

        Holders of Exchange LP Units will be entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by Brookfield Property Partners on BPY Units. The declaration date, record date and payment date for distributions on the Exchange LP Units will be the same as that for any corresponding distributions on BPY Units.

Certain Restrictions

        Except with the approval of the holders of the Exchange LP Units, Exchange LP will not be permitted to:

  (a)
  pay any distributions on limited partnership units or any other securities of Exchange LP ranking junior to the Exchange LP Units, other than stock distributions payable in limited partnership units or in any such other securities of Exchange LP ranking junior to the Exchange LP Units, as the case may be;

  (b)
  redeem or purchase or make any capital distribution in respect of limited partnership units or any other securities of Exchange LP ranking junior to the Exchange LP Units with respect to the payment of distributions or the distribution of the assets in the event of a liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs;

  (c)
  redeem or purchase or make any capital distribution in respect of any other securities of Exchange LP ranking equally with the Exchange LP Units with respect to the payment of distributions or the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs; or

  (d)
  issue any securities other than Exchange LP Units, general partnership units, limited partnership units and any other securities ranking junior to the Exchange LP Units, other than by way of stock dividends to holders of Exchange LP Units, unless, in the case of (a), (b) or (c) above, all distributions on the outstanding Exchange LP Units corresponding to distributions declared and paid to date on the BPY Units have been declared and paid in full on the Exchange LP Units.

Amendment and Approval

        The rights, privileges, restrictions and conditions attaching to the Exchange LP Units may be added to, changed or removed only with the approval of the holders of the Exchange LP Units. Any approval given by the holders of the Exchange LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchange LP Units or any other matter requiring the approval or consent of the holders of the Exchange LP Units shall be deemed to have been sufficiently given if it has been given in accordance with applicable Law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on such resolution (excluding Exchange LP Units beneficially owned by Brookfield Property Partners or any of its subsidiaries) at a meeting of holders of Exchange LP Units duly called and held at which the holders of at least 10% of the outstanding Exchange LP Units at that time are present or represented by proxy.

Exchange LP Support Agreement

        The following is a summary of some of the material terms and conditions of the Exchange LP Support Agreement and is qualified in its entirety by reference to the full text of the Exchange LP Support Agreement, which will be available on SEDAR and EDGAR.

        Under the Exchange LP Support Agreement, Brookfield Property Partners will covenant that, so long as Exchange LP Units not owned by Brookfield Property Partners or its subsidiaries are outstanding, Brookfield Property Partners will, among other things:

  (a)
  not declare or pay any distribution on the BPY Units unless: (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units; and (ii) Exchange LP has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable Law and the Exchange LP Partnership Agreement, of an equivalent distribution on the Exchange LP Units;

  (b)
  advise Exchange LP sufficiently in advance of the declaration of any distribution on the BPY Units and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on the BPY Units;

  (c)
  ensure that the record date for any distribution declared on the BPY Units is not less than ten Business Days after the declaration date of such distribution (or such shorter time period as may be permitted by Law); and

  (d)
  take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units by Exchange LP, as the case may be.

        The Exchange LP Support Agreement will also provide that, without the prior approval of Exchange LP and the holders of Exchange LP Units, Brookfield Property Partners will not distribute additional BPY Units or rights to subscribe therefor or other property or assets to all or substantially all holders of Brookfield Property Partners, change any of the rights, privileges or other terms of BPY Units, or change the then outstanding number of BPY Units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting BPY Units, Brookfield Property Partners and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as the holders of BPY Units, without discrimination.

        The Exchange LP Support Agreement will also provide that, as long as any outstanding Exchange LP Units are owned by any person or entity other than Brookfield Property Partners or any of its subsidiaries, Brookfield Property Partners will, unless approval to do otherwise is obtained from the holders of the Exchange LP Units, remain the direct or indirect beneficial owner of all of the issued and outstanding limited partnership units of Exchange LP.

        Under the Exchange LP Support Agreement, Brookfield Property Partners will not exercise, and will prevent their affiliates from exercising, any voting rights attached to the Exchange LP Units owned by Brookfield Property Partners or their affiliates on any matter considered at meetings of holders of Exchange LP Units (including any approval sought from such holders in respect of matters arising under the Exchange LP Support Agreement).

        The Exchange LP Support Agreement may not be amended without the approval of the holders of the Exchange LP Units, except in limited circumstances.

6.     AGREEMENTS RELATING TO THE OFFER

Lock-Up Agreements

        Brookfield Property Partners has entered into lock-up agreements dated September 29, 2013 (the "Lock-Up Agreements") with certain non-U.S. institutional Shareholders (the "Locked-Up Shareholders"), under which the Locked-Up Shareholders have agreed, subject to certain conditions and exceptions, to (i) tender in the Offer any BPO Common Shares they beneficially own at, and all BPO Common Shares that may become beneficially owned by them after, the time the Offer is commenced (the "Locked-Up Shares") and (ii) elect at least 67% of the Offered Consideration in BPY Units, subject to the termination rights of each party described below. The Offerors have been advised by the Locked-Up Shareholders that they own 28,046,455 BPO Common Shares in the aggregate representing approximately 11% of the unaffiliated BPO Common Shares.

        The following is a summary only of the principal terms of the Lock-Up Agreements and is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which are available on SEDAR and EDGAR.

        The Lock-Up Agreements provide that each of the Locked-Up Shareholders must deposit or cause to be deposited its Locked-Up Shares under the Offer as soon as practicable after commencement of the Offer, and thereafter not withdraw its Locked-Up Shares from the Offer, unless its Lock-Up Agreement terminates in accordance with its terms.

        The Locked-Up Shareholders have covenanted that, from the time the Offerors commence the Offer, until the earlier of the termination of the Lock-Up Agreements and the Expiry Time, they shall not, among other things: (i) option for sale, sell, assign, transfer, dispose of, encumber, pledge, grant a security interest in or otherwise convey, or enter into any forward sale, repurchase agreement or other monetization transaction with respect to the Locked-Up Shares, and will not grant a proxy, power of attorney or other voting right in respect of, any Locked-Up Shares, or any right or interest therein, (ii) agree to do any of the foregoing, except pursuant to the Offer and the terms of the Lock-Up Agreements, or (iii) do indirectly anything which they may not do directly pursuant to (i) or (ii).

        Under the Lock-Up Agreements, the Locked-Up Shareholders agree to support the completion of a form of transaction other than the Offer whereby Brookfield Property Partners would directly or indirectly acquire all the BPO Common Shares or all or substantially all of BPO's business, properties and assets on terms and conditions having consequences to the Locked-Up Shareholders that each of Brookfield Property Partners and the Locked-Up Shareholders reasonably determine are in substance equivalent to or better than those contemplated by the Offer; provided, however, that in no event will the per BPO Common Share consideration for any such transaction be less than the Offered Consideration.

        The Locked-Up Shareholders have the right to terminate the Lock-Up Agreements (and withdraw any BPO Common Shares deposited under the Offer) if (i): the Offerors have not formally commenced the Offer on or before 5:00 p.m. (EST) on March 31, 2014; (ii) the Offerors have (a) decreased the number of BPO Common Shares in respect of which the Offer is made; or (b) changed the amount or form of the consideration payable under the Offer (other than to increase the total consideration per BPO Common Share, increase the amount of cash and/or provide additional consideration); (iii) the Offer expires or is withdrawn without the Offerors having purchased any of the BPO Common Shares pursuant to the Offer; (iv) the low end of the valuation range of the BPO Common Shares ascribed thereto by Morgan Stanley is higher than the valuation range ascribed by Morgan Stanley to the number of BPY Units exchangeable for one BPO Common Share pursuant to the Offer; or (v) the Offerors have not taken up and paid for all the Locked-Up Shares deposited to the Offer as soon as reasonably practicable and in any event not later than three business days following the time at which the Offerors become first entitled pursuant to applicable securities laws to take up such Locked-Up Shares in accordance with the terms and subject to the conditions of the Offer.

7.     ACCEPTANCE OF THE OFFER

        Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders have agreed, subject to certain conditions and exceptions, to tender in the Offer any BPO Common Shares they beneficially own at, and all BPO Common Shares that may become beneficially owned by them after, the time the Offer is commenced. In addition, the Offerors understand that all of the directors and officers of the Offerors and Brookfield Asset

Management who hold BPO Common Shares intend to tender their BPO Common Shares to the Offer. Other than the foregoing, the Offerors have no knowledge regarding whether any Shareholders will accept the Offer.

8.     SOURCE OF OFFERED CONSIDERATION

        The Offerors' obligation to purchase BPO Common Shares deposited under the Offer is not subject to any financing condition. The Offerors estimate that, if they acquire all of the BPO Common Shares (based on 527,290,471 BPO Common Shares issued and outstanding on a fully-diluted basis), the total amount of cash required for the purchase of the BPO Common Shares and to cover related fees and expenses of the Offerors will be approximately $1.9 billion. Brookfield Property Partners and certain of its subsidiaries will execute a new agreement with [            ], [            ] , [            ], [            ] and [            ] (the "Bank Group"), providing for unsecured credit facilities of up to $2.5 billion in the aggregate (collectively, the "New BPY Credit Facility"), consisting of a $1.5 billion term acquisition credit facility to fund the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction (the "Acquisition Credit Facility") and a $1 billion revolving facility to be used to replace the existing revolving credit facilities of Brookfield Property Partners, to fund a portion of the additional cash required to complete the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction up to a limit of $[            ] and for general corporate and operating purposes.

        The New BPY Credit Facility will have a term of two years, with a one year extension option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees. Credit is available under the New BPY Credit Facility by way of US dollar base rate loans, LIBOR based loans and letters of credit, subject to spreads customary for loan facilities of this type. The New BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), by Brookfield Property Partners at any time without bonus or penalty. The availability of advances under the New BPY Credit Facility will be subject to customary conditions for loan facilities of this type, including without limitation in respect of drawdowns under the Acquisition Credit Facility, the absence of an event or condition constituting a material adverse effect in respect of BPO, BPY's compliance in all material respects with applicable laws and regulations, and satisfaction of the conditions to the Offer contained herein. Subject to such exceptions as may be specified in the New BPY Credit Facility, Brookfield Property Partners will be required to cause a specified portion of all net proceeds that it receives from future asset sales and BPO debt issuances to be applied to repay the Acquisition Credit Facility that forms part of the New BPY Credit Facility. Any portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay the Acquisition Credit Facility.

9.     SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BROOKFIELD PROPERTY PARTNERS

        Set forth below is certain selected historical consolidated financial information relating to Brookfield Property Partners. The selected financial information of Brookfield Property Partners for each of the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 are derived from the audited combined and consolidated financial statements of Brookfield Property Partners, included elsewhere in this document. The selected financial information of Brookfield Property Partners as of and for the nine months ended September 30, 2013 and 2012 are derived from Brookfield Property Partners' unaudited condensed consolidated financial statements, included elsewhere in this document. This financial information should be read in conjunction with the financial statements and the related notes and other financial information as well as the management's discussion and analysis of Brookfield Property Partners' financial condition and results of operations for such periods. See Annex D and Section 11 of this Circular, "Summary Selected Unaudited Pro Forma Consolidated Financial Information" for pro forma financial information reflecting the pro forma effects of a combination of BPO and BPY.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(US$ Millions, except per unit/share data)	2013	2012	2012	2011	2010
INCOME STATEMENT DATA
Total revenue	$3,266	$2,754	$3,768	$2,781	$2,235
Net income	1,437	2,055	2,640	3,766	2,110
Net income attributable to:
Limited partners	83	—	—	—	—
General partner	—	—	—	—	—
Brookfield Asset Management Inc.	232	1,065	1,476	2,344	1,027
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	402	—	—	—	—
Interests of others in operating subsidiaries	720	990	1,164	1,422	1,083
Basic and diluted earnings per LP unit	1.04	n/a	n/a	n/a	n/a
OTHER DATA
Funds from Operations(1)	440	466	631	565	416
Distributions paid per unit	0.38	n/a	n/a	n/a	n/a

(1)
FFO is a non-IFRS measure. Refer to the reconciliation of FFO to net income on pages A-52 and A-67 of Annex A.

	As at September 30,	As at December 31,
(US$ Millions, except per unit/share data)	2013	2012	2011	2010
BALANCE SHEET DATA
Investment properties	$31,059	$31,696	$27,151	$20,511
Equity accounted investments	8,120	8,038	6,888	4,402
Total assets	47,692	47,681	39,615	30,118
Property debt	19,282	19,808	15,187	11,767
Equity
Limited partners	2,089	—	—	—
General partner	4	—	—	—
Brookfield Asset Management Inc.	—	13,163	11,555	7,212
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	10,072	—	—	—
Interests of others in operating subsidiaries	11,063	10,840	9,516	7,680
Total equity	23,228	24,003	21,071	14,892

10.   SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BPO

        Set forth below is certain selected historical consolidated financial information relating to BPO. The selected financial information of BPO for each of the years ended December 31, 2012 and 2011 and as of December 31, 2012 and 2011 are derived from BPO's audited financial statements filed as part of BPO's Annual Report on Form 40-F for the years ended December 31, 2012 and 2011, referred to as the "BPO 40-F" which is incorporated by reference into this document. The selected financial information of BPO as of and for the nine months ended September 30, 2013 and 2012 is derived from BPO's unaudited condensed consolidated financial statements filed as part of BPO's interim report on Form 6-K filed with the SEC on November 8, 2013, referred to as the "BPO Form 6-K", and incorporated by reference into this document. This financial information should be read in conjunction with the financial statements and the related notes and other financial information contained in the BPO 40-F and the BPO Form 6-K. More comprehensive financial information, including management's discussion and analysis of BPO's financial condition and results of operations, is contained in the BPO 40-F, the BPO Form 6-K and other reports filed by BPO with the SEC and incorporated by reference into this document. The following selected historical consolidated financial data are qualified in their entirety by reference to such other documents and all of the financial information and notes contained in those documents. See Section 36 of this Circular, "Where to Find Additional Information" for the location of information incorporated by reference into this document.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(US$ Millions, except per unit/share data)	2013	2012	2012	2011
INCOME STATEMENT DATA
Commercial property revenue	$1,709	$1,616	$2,195	$1,677
Net income	1,035	1,093	1,468	1,896
Net income attributable to:
Shareholders	939	945	1,287	1,690
Non-controlling interests	96	148	181	206
Net income attributable to common shareholders — basic	1.74	1.78	2.42	3.24
Net income attributable to common shareholders — diluted	1.63	1.66	2.25	2.92
OTHER DATA
Funds from Operations(1)	518	489	650	640
Dividends paid per common share	0.42	0.42	0.56	0.56

(1)
FFO is a non-IFRS measure. Refer to the reconciliation of FFO to net income attributable to shareholders in the 6-K and 40-F filings of Brookfield Office Properties Inc.

	As at September 30,	As at December 31,
(US$ Millions, except per unit/share data)	2013	2012	2011
BALANCE SHEET DATA
Investment properties	$24,197	$23,580	$20,670
Equity accounted investments	2,039	1,934	1,817
Total assets	28,013	27,479	25,144
Property debt	11,772	11,448	10,635
Total shareholders' equity	12,295	11,431	10,175
Common equity	10,753	10,086	9,080

11.   SUMMARY SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        Set forth below is certain selected unaudited pro forma consolidated financial information giving pro forma effect to (i) the acquisition of all of the BPO Common Shares not currently owned by the Offerors and their subsidiaries and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Annex D. The unaudited pro forma consolidated income statements for the fiscal year ended December 31, 2012 and the nine months ended September 30, 2013 gives effect to the acquisition as if it had been completed on January 1, 2012, and the unaudited pro forma consolidated balance sheet gives effect to the acquisition as if it had been completed on September 30, 2013. The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management of Brookfield Property Partners and should be read in conjunction with the historical financial information of Brookfield Property Partners and BPO included or incorporated by reference into this document. The preparation of the unaudited pro forma consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited consolidated pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described therein had been effected on the dates indicated, nor are they indicative of Brookfield Property Partners' future results.

	For the Nine Months Ended September 30,	For the Year Ended December 31,
(US$ Millions, except per unit/share data)	2013	2012
INCOME STATEMENT DATA
Total revenue	$3,260	$3,744
Net income	1,475	2,575
Net income attributable to:
Limited partners	474	807
General partner	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	747	1,274
Interests of others in operating subsidiaries	254	494
Basic and diluted earnings per LP unit	1.71	2.91

As at September 30,
(US$ Millions, except per unit/share data)	2013
BALANCE SHEET DATA
Investment properties	$31,059
Equity accounted investments	9,262
Total assets	49,125
Property debt	21,033
Equity
Limited partners	6,220
General partner	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,067
Interests of others in operating subsidiaries	5,616
Total equity	22,907

12.   SELECTED UNAUDITED COMPARATIVE PRO FORMA PER SHARE INFORMATION

        The historical per share earnings, dividends, and book value of BPY and BPO shown in the table below are derived from, respectively, the audited combined and consolidated financial statements of Brookfield Property Partners for the year ended December 31, 2012, and the audited consolidated financial statements of BPO for the year ended December 31, 2012 as well as their respective unaudited financial statements as of and for the nine months ended September 30, 2013 in the case of BPY, and for the nine months ended September 30, 2013 and 2012 in the case of BPO. The pro forma comparative basic and diluted earnings per share data give effect to (i) the acquisition of all of the BPO Common Shares not currently owned by the Offerors and their subsidiaries and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Annex D. The pro forma book value per share information was computed as if the transactions had been completed on January 1, 2012. Shareholders should read this information in conjunction with the historical financial information of BPY and of BPO included or incorporated elsewhere in this document, including BPY's and BPO's financial statements and related notes. The per share pro forma information assumes that the Maximum Unit Consideration is issued.

	Year Ended December 31, 2012
	BPY		BPO
(US$)	Historical(1)	Combined Company Pro Forma	Historical
Basic earnings (loss) per unit/share	n/a	$2.91	$2.42
Diluted earnings (loss) per unit/share	n/a	$2.91	$2.25
Cash dividends declared per unit/share	n/a	$1.00	$0.56
Book value per unit/share at period end	n/a	n/a	$19.80

	Nine Months Ended September 30, 2013
	BPY		BPO
(US$)	Historical	Combined Company Pro Forma	Historical
Basic earnings (loss) per unit/share	$1.04	$1.71	$1.74
Diluted earnings (loss) per unit/share	$1.04	$1.71	$1.63
Cash dividends declared per unit/share	$0.38	$0.75	$0.42
Book value per unit/share at period end	$26.09	$24.19	$21.03

(1)
Per unit/share information is n/a for the year ended December 31, 2012 as BPY was not yet formed.

13.   CONSOLIDATED CAPITALIZATION OF BROOKFIELD PROPERTY PARTNERS

        The following table sets forth the consolidated capitalization of Brookfield Property Partners as at September 30, 2013, before and after giving pro forma effect to (i) the acquisition of all of the BPO Common Shares not currently owned by the Offerors and their subsidiaries and related capital and financing structure to effect the acquisition and (ii) the other pro forma adjustments noted in such pro forma financial statements attached as Annex D. This table should be read in conjunction with Brookfield Property Partners' consolidated annual financial statements and MD&A and Brookfield Property Partners' condensed consolidated interim financial statements and MD&A as at and for the nine months ended September 30, 2013 as well as the other historical financial information of Brookfield Property Partners and BPO and the pro forma financial information included or incorporated by reference into this document.

(US$ Millions)	Actual, as at September 30, 2013	Pro forma, as at September 30, 2013
Commercial property debt	$19,282	$21,033
Capital securities	1,894	1,894
Equity
Limited partners	2,089	6,220
General partner	4	4
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	10,072	11,067
Interests of others in operating subsidiaries	11,063	5,616

Total capitalization	$44,404	$45,834

14.   FRACTIONAL UNITS

        In no event shall any Shareholder be entitled to a fractional BPY Unit or a fractional Exchange LP Unit. Where the aggregate number of BPY Units or Exchange LP Units to be issued to a Shareholder as consideration under the Offer would result in a fraction of a BPY Unit or Exchange LP Unit being issuable, the number of BPY Units or Exchange LP Units to be received by such Shareholder shall be rounded down to the nearest whole BPY Unit or Exchange LP Unit and such Shareholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) $19.34 multiplied by (ii) the fractional unit amount.

15.   BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

        Other than as disclosed below, none of the BPY Filing Persons or the BPY General Partner, their general partners, managers, affiliates or related parties or any director or senior officer of any such Person or, to the knowledge of such Persons after reasonable enquiry: (a) any associate or affiliate (both as defined in the Securities Act) of an insider (as defined in the Securities Act) of the Offerors; (b) any insider of the Offerors (other than a director or officer of the Offerors); or (c) any Person acting jointly or in concert with the Offerors, beneficially owns, directly or indirectly, or exercises control or direction over, any of the securities of BPO.

        Brookfield Property Partners beneficially owns an aggregate of 249,362,561 BPO Common Shares, being approximately 49.3% of the outstanding BPO Common Shares. The following table sets out the number and type of BPO Preferred Shares owned by Brookfield Property Partners:

Type of Securities Held	Number of Securities Held	% of Outstanding Securities of that Class
Class A Series A and B	13,797,320	97.15
Class AA Series E	1,999,701	99.99
Class AAA Series E	8,000,000	100
Class AAA Series G	50,000	1.14
Class AAA Series K	20,000	0.33

        In total, Brookfield Property Partners owns BPO Common Shares and BPO Preferred Shares representing an aggregate voting interest of approximately 50.6% in BPO.

        The following table sets out the approximate number of securities of BPO that each director and senior officer of the Offerors, their general partners and managers, and Brookfield Asset Management has advised are beneficially owned, directly or indirectly, or subject to control or direction by that Person at the date of this Circular:

Name of Director or Senior Officer	Number and Type of Securities Held	% of Outstanding Securities of that Class
Gordon E. Arnell	40,400 BPO Common Shares	0.01
	438,250 Options	2.1
Richard B. Clark	168,750 BPO Common Shares	0.03
	4,192,500 Options	19.7
Jack L. Cockwell	332,910 BPO Common Shares	0.07
J. Bruce Flatt	261,610 BPO Common Shares	0.05
David W. Kerr	26,030 BPO Common Shares	0.01
	12,000 Class AAA preference shares, Series P	0.10
Lance Liebman	450 BPO Common Shares	0.00
Philip B. Lind	3,900 BPO Common Shares	0.00
Samuel J.B. Pollock	932,720 BPO Common Shares	0.00
Diana L. Taylor	1,000 BPO Common Shares	0.00

Significant Shareholders

        No Persons beneficially own, directly or indirectly, or exercise control or direction over BPO Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding BPO Common Shares other than Brookfield Property Partners (as set out above).

        The directors and executive officers of BPO as a group beneficially own, directly or indirectly, or exercise control over 585,404 BPO Common Shares, together representing an approximately 0.11% voting interest in BPO.

Trading in BPO Securities

        Except as set forth below, during the twelve-month period preceding the date of this Circular, no securities of BPO have been traded by the Offerors, their general partners or managers, or any of their directors or senior officers, or, to the knowledge of such Persons after reasonable inquiry: (a) any associate or affiliate of an insider of the Offerors; (b) any insider of the Offerors (other than a director or officer of the Offerors); or (c) any Person acting jointly or in concert with the Offerors.

Date	Person	No. of BPO Common Shares	Price per BPO Common Share	Principal Exchange Where Trade Occurred(1)
November 18, 2013	Gordon E. Arnell	56,250	$19.0267	NYSE

(1)
The trade was to facilitate a cashless exercise of options.

16.   DIVIDENDS AND DIVIDEND POLICY

        BPO's policy is to pay cash dividends to Shareholders on a quarterly basis in U.S. dollars at the discretion of the BPO Board of Directors. In addition, BPO's policy is to pay cash dividends semi-annually on its Class A preference shares, and quarterly on its Class AAA preference shares.

        The following table discloses the dollar amount of cash dividends declared per share for each class and series of shares of BPO outstanding during the financial years ended December 31, 2013, 2012 and 2011:

Dividends per Outstanding Share	2013	2012	2011
BPO Common Shares	$0.56	$0.56	$0.56
Class A preference shares, Series A	C$0.0833	$0.0833	C$0.0833
Class A preference shares, Series B	C$0.0833	$0.0833	C$0.0833
Class AA preference shares, Series E	C$0.5250	C$0.5250	C$0.5250
Class AAA preference shares, Series E	C$0.5250	C$0.5250	C$0.5250
Class AAA preference shares, Series F(1)	C$0.1233	C$1.5000	C$1.5000
Class AAA preference shares, Series G	$1.3125	$1.3125	$1.3125
Class AAA preference shares, Series H	C$1.4375	C$1.4375	C$1.4375
Class AAA preference shares, Series I(2)	—	C$0.3250	C$1.3583
Class AAA preference shares, Series J	C$1.2500	C$1.2500	C$1.2500
Class AAA preference shares, Series K	C$1.3000	C$1.3000	C$1.3000
Class AAA preference shares, Series L	C$1.6875	C$1.6875	C$1.6875
Class AAA preference shares, Series N	C$1.5375	C$1.5375	C$1.5375
Class AAA preference shares, Series P	C$1.2875	C$1.2875	C$1.2875
Class AAA preference shares, Series R(3)	C$1.2750	C$1.2750	C$0.4192
Class AAA preference shares, Series T(4)	C$1.1500	C$0.3434	—
Class AAA preference shares, Series V(5)	C$0.5250	—	—
Class AAA preference shares, Series W(5)	C$0.5250	—	—
Class AAA preference shares, Series X(6)	C$8,080.5267	—	—
Class AAA preference shares, Series Y(5)	C$0.5250	—	—
Class AAA preference shares, Series Z(6)	C$0.4040	—	—

(1)
All outstanding Class AAA preference shares, Series F were redeemed on January 31, 2013.
(2)
All outstanding Class AAA preference shares, Series I were redeemed on March 20, 2012.
(3)
The Class AAA preference shares, Series R were issued on September 2, 2011. The initial Series R dividend of C$0.4192 per share was paid on December 31, 2011.
(4)
The Class AAA preference shares, Series T were issued on September 13, 2012. The initial Series T dividend of C$0.3434 per share was paid on December 31, 2012. The annual dividend rate on these shares is C$1.15 per share.
(5)
The Class AAA preference shares, Series V, W and Y were issued on April 29, 2013. The initial Series V, W and Y dividends of C$0.1312 per share in each case were paid on February 14, 2013.
(6)
The Class AAA preference shares, Series X and Z were issued on April 29, 2013. The initial Series X and Z dividends of C$623.2877 and C$0.0312 per share, respectively, were paid on January 17, 2013. Dividends on the Class AAA preference shares, Series X and Z are paid monthly.

17.   PREVIOUS PURCHASES AND SALES

        During the twelve (12) months prior to the date of the Offer, BPO has not purchased or sold any securities of BPO.

        During the twenty-four (24) months prior to the date of the Offer, except as otherwise disclosed herein, the BPY Filing Persons have not purchased or sold any securities of BPO.

        During the twelve (12) months prior to the date of the Offer, Brookfield Property Partners has not issued any BPY Units or any securities convertible or exchangeable into BPY Units except pursuant to the formation of Brookfield Property Partners in April 2013 and the Consortium Liquidity Transactions.

18.   PREVIOUS DISTRIBUTIONS OF SECURITIES

        Other than as set forth below, during the five (5) years prior to the date of the Offer, BPO has not completed any other distribution of BPO Common Shares (excluding BPO Common Shares distributed pursuant to the exercise of Options, upon exchange of Other Securities or pursuant to BPO's dividend reinvestment plan):

  •
  In August 2009, BPO issued 54,625,000 BPO Common Shares to a syndicate of underwriters at a price of $9.50 per BPO Common Share, and also issued 54,625,000 BPO Common Shares to Brookfield Asset Management through a private placement at a price of $9.50 per BPO Common Share. The aggregate proceeds to BPO from these distributions was approximately $1.04 billion.

19.   EFFECT OF THE OFFER ON THE MARKET FOR BPO COMMON SHARES, LISTING AND PUBLIC DISCLOSURE BY BPO

Market for the BPO Common Shares

        The purchase of BPO Common Shares by the Offerors pursuant to the Offer will reduce the number of BPO Common Shares that might otherwise trade publicly as well as the number of holders of BPO Common Shares and, depending on the number of Shareholders depositing and the number of BPO Common Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining BPO Common Shares held by the public.

        If the Offerors acquire all of the BPO Common Shares, they will apply to de-list the BPO Common Shares from the NYSE and the TSX and there will no longer be a trading market for the BPO Common Shares.

Public Disclosure by BPO

        If the BPO Common Shares are de-listed from trading on the NYSE and the TSX, it is expected that BPO will remain a reporting issuer under Canadian Securities Laws for so long as the BPO Preferred Shares and the BPO Senior Notes remain outstanding.

20.   COMMITMENTS TO ACQUIRE BPO COMMON SHARES

        Except pursuant to the Offer and, after commencement of the Offer, the Lock-Up Agreements, none of the BPY Filing Persons or the BPY General Partner, their general partners or managers, or any of their directors or senior officers, or, to the knowledge of the directors and senior officers of such Persons after reasonable enquiry: (i) any associate of such directors or senior officers; (ii) any insider of such Persons (other than a director or officer) or an associate or affiliate (both as defined in the Securities Act) of such insider; or (iii) any Person acting jointly or in concert with such Persons, has entered into any commitments to acquire any securities of BPO.

21.   ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES

        There are no arrangements or agreements made or proposed to be made between the BPY Filing Persons or the BPY General Partner, their general partners or managers and any of the directors or senior officers of BPO with respect to any security of BPO, and no payments or other benefits are proposed to be made or given by the BPY Filing Persons or the BPY General Partner, their general partners or managers by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful.

        Other than the Lock-Up Agreements, there are no contracts, arrangements or understandings, formal or informal, between the BPY Filing Persons or the BPY General Partner and any securityholder of BPO with respect to the Offer, or between the BPY Filing Persons or the BPY General Partner and any Person, with respect to any securities of BPO in relation to the Offer.

        There are no arrangements, agreements, commitments or understandings made between the BPY Filing Persons or the BPY General Partner and BPO relating to the Offer.

        There is no agreement, arrangement, commitment or understanding of which the BPY Filing Persons or the BPY General Partner are aware that could affect control of BPO that the BPY Filing Persons or the BPY

General Partner have access to and can reasonably be regarded as material to a tendering Shareholder under the Offer.

        Except as described below, there have been no material contacts, negotiations or transactions within the past two years between BPO or any of its affiliates, on the one hand, and the BPY Filing Persons or the BPY General Partner or any of their affiliates (or any Person not affiliated with BPO who would have a direct interest in such matters), on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of BPO.

  •
  In December 2011, BPO and private funds managed by an affiliate of Brookfield Asset Management Inc. jointly acquired the 1801 California Street office tower in Denver, Colorado for approximately $215 million. The Brookfield private funds own 49% of the joint venture and BPO owns the remaining 51% and is the operating partner of the property and receives fees from the joint venture in connection therewith.

  •
  In November 2012, BPO, along with a group of private funds managed by an affiliate of Brookfield Asset Management Inc., acquired substantially all of the outstanding equity of Thakral Holdings Group, a public real estate entity based in Australia, for approximately $298 million. BPO's equity interest in the entity is approximately 30% and BPO is also the operating partner of the venture and receives fees from the venture in connection therewith.

  •
  On October 15, 2013, BPO, an account managed by an affiliate of Brookfield Asset Management Inc., and other third party investors, through DTLA Holdings LLC ("DTLA"), a fund controlled by BPO, completed the acquisition of MPG Office Trust, Inc. ("MPG"), an owner and operator of office properties in Los Angeles, California, for $433 million. DTLA owns downtown Los Angeles office assets owned by BPO prior to the transaction as well as the assets of MPG. BPO's equity interest in DTLA is approximately 47% and the account controlled by Brookfield Asset Management holds an approximately 18% equity interest in DTLA.

        Except as disclosed in this document, none of the BPY Filing Persons or the BPY General Partner is aware of any firm offer by an unaffiliated third party during the past two years with respect to a merger or consolidation of BPO, the sale or other transfer of all or any substantial portion of the assets of BPO, or a purchase of securities of BPO that would enable such Person to exercise control over BPO.

22.   MATERIAL CHANGES AND OTHER INFORMATION

        Except as disclosed elsewhere in this Circular (including the documents incorporated by reference herein) or as otherwise publicly disclosed by BPO or the Offerors, the BPY Filing Persons have no information which indicates any material change in the affairs of BPO since the date of the last published financial statements of BPO, and the BPY Filing Persons have no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

23.   REGULATORY MATTERS

        To the knowledge of the Offerors, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offerors for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offerors become aware of other requirements, they will make reasonable commercial efforts to satisfy such requirements at or prior to the Expiry Time, as such time may be extended.

24.   ACQUISITION OF BPO COMMON SHARES NOT DEPOSITED UNDER THE OFFER

        If the conditions of the Offer are satisfied or waived and the Offerors take up and pay for a number of BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire any BPO Common Shares not deposited under the Offer, subject to customary terms and conditions, in each case for the same consideration as was paid by the Offerors under the Offer, subject to pro-ration. The exact timing and details of any such transaction will depend upon a number of factors, including the number of BPO Common Shares acquired by the Offerors pursuant to the Offer.

Compulsory Acquisition

        If, within 120 days after the date of the Offer (or such longer period as a court may permit), the Offer has been accepted by Shareholders holding not less than 90% of the issued and outstanding BPO Common Shares as at the Expiry Time, and the Offerors acquire such BPO Common Shares, the Offerors may, if permitted under the CBCA, acquire the BPO Common Shares not deposited under the Offer on the same terms as the BPO Common Shares acquired under the Offer pursuant to the provisions of Section 206 of the CBCA (a "Compulsory Acquisition"). Holders of outstanding Other Securities must exercise, exchange or convert those securities into BPO Common Shares before any payment for underlying BPO Common Shares will be made.

        To exercise their statutory right of Compulsory Acquisition, the Offerors must give the Offerors' Notice to each Dissenting Offeree and to the Director of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days from the date of the Offer. The Offerors' Notice shall state that (i) holders of more than 90% of the BPO Common Shares subject to the Offer have accepted the Offer, (ii) the Offerors are bound to take up and pay for or have taken up and paid for the BPO Common Shares of Shareholders who accepted the Offer, (iii) a Dissenting Offeree is required to elect to transfer its BPO Common Shares to the Offerors on the terms on which the Offerors acquired the BPO Common Shares of Shareholders who accepted the Offer or to demand payment of the fair value of the BPO Common Shares by so notifying the Offerors within 20 days after it receives the Offerors' Notice, (iv) a Dissenting Offeree that does not notify the Offerors of such election is deemed to have elected to transfer its BPO Common Shares on the same terms on which the Offerors acquired the BPO Common Shares of Shareholders who accepted the Offer, and (v) a Dissenting Offeree must send its BPO Common Shares within 20 days after receiving the Offerors' Notice.

        Within 20 days of giving the Offerors' Notice, the Offerors must pay or transfer to BPO the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offerors' Notice, each Dissenting Offeree must send the certificates representing the BPO Common Shares held by such Dissenting Offeree to BPO and must elect to either demand payment of the fair value of such BPO Common Shares held by such Dissenting Offeree or to transfer such BPO Common Shares to the Offerors on the terms of the Offer. A Dissenting Offeree who does not, within 20 days after receiving the Offerors' Notice, notify the Offerors that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's BPO Common Shares is deemed to have elected to transfer such BPO Common Shares to the Offerors on the same terms that the Offerors acquired BPO Common Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such BPO Common Shares, the Offerors may, within 20 days after paying or transferring to BPO the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, apply to court to fix the fair value of such BPO Common Shares of such Dissenting Offeree. If the Offerors fail to apply to such court within 20 days after they made the payment or transferred the consideration to BPO, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by that Dissenting Offeree or the Offerors within such periods, the Dissenting Offeree will be deemed to have elected to transfer its BPO Common Shares to the Offerors on the same terms on which the Offerors acquired BPO Common Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the BPO Common Shares could be more or less than the amount paid per BPO Common Share pursuant to the Offer.

        If all of the requirements of Section 206 of the CBCA are first fulfilled after the date which is 120 days after the date of the Offer, the Offerors may apply to a court having jurisdiction for an extension of such 120-day period pursuant to subsection 206(18) of the CBCA.

        The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offerors and is qualified in its entirety by the provisions of Section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors.

        The Canadian and U.S. tax consequences to a Shareholder of a Compulsory Acquisition may differ from the Canadian and U.S. tax consequences to such Shareholder of having its BPO Common Shares acquired pursuant to the Offer. See Section 25 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 26 of this Circular, "Material United States Federal Income Tax Consequences", for a discussion of the Canadian and U.S. tax consequences, respectively, to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

        If a Shareholder does not receive the Offerors' Notice, the Shareholder may, within 90 days after the date of the termination of the Offer (or, if the Shareholder did not receive the Offer, within 90 days of the later of (i) the date of termination of the Offer and (ii) the date on which the Shareholder learns of the Offer) require the Offerors to acquire the Shareholder's BPO Common Shares by way of a Compelled Acquisition.

        The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of Section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.

        The Canadian and U.S. tax consequences to a Shareholder of a Compelled Acquisition may differ from the Canadian and U.S. tax consequences to such Shareholder of having its BPO Common Shares acquired pursuant to the Offer. See Section 25 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 26 of this Circular, "Material United States Federal Income Tax Consequences", for a discussion of the Canadian and U.S. tax consequences, respectively, to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transaction

        If the Offerors take up and pay for a number of Deposited BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire, subject to customary terms and conditions, any BPO Common Shares not deposited under the Offer by taking such actions as are necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving BPO and/or the Shareholders and the Offerors, or an affiliate of the Offerors, for the purpose of enabling the Offerors or an affiliate of the Offerors to acquire all BPO Common Shares not acquired pursuant to the Offer (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, BPO may continue as a separate subsidiary of the Offerors following the completion of any such transaction.

        The exact timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including the number of BPO Common Shares acquired by the Offerors pursuant to the Offer. The Offerors propose to include in the Subsequent Acquisition Transaction an alternative (the "Second Stage Alternative") for Canadian Shareholders to elect to have their BPO Common Shares acquired by BPO rather than the Offerors. Under the Second Stage Alternative, the Canadian Shareholder would receive the same consideration as is available under the Offer but in a manner that could result in an electing Canadian Shareholder realizing different Canadian tax consequences than those that arise from tendering under the Offer. For Canadian federal income tax purposes, it is currently expected that a Canadian Shareholder that elects the Second Stage Alternative would receive a deemed dividend to the extent that the value of the consideration received exceeds the paid-up capital of the BPO Common Shares and a capital gain (capital loss) to the extent that the value of the consideration received (net of any deemed dividend) exceeds (is exceeded by) the adjusted cost base of the BPO Common Shares to the Canadian Shareholder. Counsel has been advised that the paid-up capital of the BPO Common Shares is currently estimated to be C$8.91 per share. The details of the Second Stage Alternative and its tax consequences will be provided in the materials sent to Canadian Shareholders in connection with any Subsequent Acquisition Transaction. See Section 25 of this Circular, "Certain Canadian Federal Income Tax Considerations".

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. The Offerors expect that any Subsequent Acquisition Transaction relating to BPO Common Shares will be a "business combination" under MI 61-101.

        In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. The Offerors intend to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities and any non-cash consideration being offered therefor and provide to the holders of the affected securities a summary of such valuation. The Offerors currently intend to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting BPO and the Offerors or one or more of their affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid circular (which disclosure has been provided in this Circular). The Offerors expect that these exemptions will be available.

        Depending on the nature and terms of the Subsequent Acquisition Transaction and BPO's constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2/3% of the votes cast by holders of the outstanding BPO Common Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by remaining ("minority") shareholders of each class of affected securities ("Minority Approval") must be obtained unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities. If, however, following the Offer, the Offerors and their affiliates are the registered holders of 90% or more of the BPO Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for Minority Approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to remaining Shareholders.

        In relation to the Offer and any business combination, the remaining Shareholders will be, unless an exemption is available or discretionary relief is granted by the Securities Regulatory Authorities, all Shareholders other than the Offerors (other than in respect of BPO Common Shares acquired pursuant to the Offer as described below), any "interested party" (within the meaning of MI 61-101), a "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more Persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of BPO, and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing Persons. MI 61-101 also provides that the Offerors may treat BPO Common Shares acquired under the Offer as "minority" shares and vote them, or consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Time, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer, (c) certain disclosure is provided in the take-over bid circular (which disclosure is provided in this Circular) and (d) the Shareholder who tendered such BPO Common Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offerors in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per BPO Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of BPO Common Shares. The Offerors currently intend (x) that the consideration offered per BPO Common Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer, (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and (z) to cause any BPO Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any Minority Approval required in connection with any such transaction.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their BPO Common Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its BPO Common Shares. The fair value so determined could be more or less than the amount paid per BPO Common Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

        If the Offerors do not take up and pay for a number of Deposited BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will evaluate their other alternatives to acquire any BPO Common Shares not deposited under the Offer. Such alternatives could include, to the extent permitted by applicable Laws, undertaking a Subsequent Acquisition Transaction, purchasing additional BPO Common Shares in the open market, in privately negotiated transactions, or in another take-over bid or exchange offer or otherwise. Subject to applicable Laws, any additional purchases of BPO Common Shares could be at a price greater than, equal to, or less than the price to be paid for BPO Common Shares under the Offer and could be for cash, securities and/or other consideration.

        The tax consequences to a Shareholder who disposes of BPO Common Shares pursuant to the Subsequent Acquisition Transaction may be different in a materially adverse way from the tax consequences to a Shareholder who disposes of BPO Common Shares under the Offer. In particular, as described above, the Canadian tax consequences to a Canadian Shareholder who disposes of BPO Common Shares pursuant to the Second Stage Alternative will be different than the Canadian tax consequences of depositing BPO Common Shares to the Offer. See Section 25 of this Circular, "Certain Canadian Federal Income Tax Considerations" and Section 26 of this Circular, "Material United States Federal Income Tax Consequences", for a discussion of the Canadian and U.S. income tax consequences, respectively, to Shareholders of a Subsequent Acquisition Transaction. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Legal and Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

        Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be undertaken subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

25.   CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Torys LLP, counsel to the Offerors, the following is an accurate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to Shareholders in respect of the Offer.

        This summary is applicable only to a Shareholder who, for purposes of the Tax Act and at all relevant times, holds its BPO Common Shares and will hold its BPY Units or Exchange LP Units as capital property and deals at arm's length and is not affiliated with the Offerors, BPO and their respective affiliates (a "Holder"). Generally, the BPO Common Shares and the BPY Units or Exchange LP Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold them in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        A Holder who is resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold its BPO Common Shares as capital property may, in certain circumstances, be entitled to have its BPO Common Shares (but not its BPY Units or Exchange LP Units) and any other "Canadian security" (as defined in the Tax Act) held by it in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A Holder contemplating making such an election should consult its own tax advisor.

        This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market property" rules; (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or who acquires or has acquired a BPO Common Share, BPY Unit or Exchange LP Unit as a "tax shelter investment" (and this summary assumes that no such persons hold the BPO Common Shares, BPY Units or Exchange LP Units); (v) that would have, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in Brookfield Property Partners or Exchange LP or (vi) to whom any affiliate of Brookfield Property Partners or Exchange LP would be a "foreign affiliate" (as defined in the Tax Act). Any such Holders should consult their own tax advisors.

        This summary is based upon the facts set out in this Circular, the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

        This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them.

        This summary also assumes that neither Brookfield Property Partners nor Exchange LP is a "tax shelter" (as defined in the Tax Act) or a "tax shelter investment". However, no assurance can be given in this regard.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the transactions described herein. Moreover, the income and other tax consequences will vary depending on the Holder's particular circumstances, including the province or provinces in which the Holder resides or carries on business.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of BPO Common Shares and BPY Units or Exchange LP Units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

SIFT Rules

        Under the SIFT Rules, certain income and gains earned by a "SIFT partnership" are subject to SIFT Tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation.

        GP ULC has advised counsel that it expects that Exchange LP will be a "SIFT partnership" for each of its taxation years. As a "SIFT partnership", Exchange LP will be subject to partnership level taxation on its "taxable non-portfolio earnings" (as defined in the Tax Act), which generally include (i) income from businesses carried on by Exchange LP in Canada, (ii) income (other than taxable dividends) from "non-portfolio property", and (iii) taxable capital gains from dispositions of "non-portfolio property". The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate" plus the "provincial SIFT tax rate". If Exchange LP has "taxable non-portfolio earnings", the excess of its "taxable non-portfolio earnings" over its SIFT Tax payable for a taxation year is deemed to be a dividend received by Exchange LP in the taxation year from a taxable Canadian corporation, which deemed dividend will be allocated to holders of Exchange LP Units in accordance with the Exchange LP Partnership Agreement. The deemed dividend that is allocated to Resident Holders of Exchange LP Units will qualify as an "eligible dividend" (as defined in the Tax Act). GP ULC has advised counsel that it does not expect that Exchange LP will earn any material amount of income other than taxable dividends from the BPO Common Shares held by Exchange LP. As a result, GP ULC does not expect that Exchange LP will be liable for any material amount of SIFT Tax for any taxation year. This summary assumes that Exchange LP will not be liable to pay SIFT Tax in any taxation year on the basis that it is not expected to earn any "taxable non-portfolio earnings". However, no assurance can be given in this regard. The tax consequences of holding Exchange LP Units described in this summary are qualified in their entirety by Exchange LP being a "SIFT partnership" for each of its taxation years but not being liable for SIFT Tax for any taxation year.

Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada (a "Resident Holder").

BPO Common Shares Deposited Under the Offer

Exchange of BPO Common Shares for BPY Units and/or Cash

        A Resident Holder who exchanges its BPO Common Shares for BPY Units and/or cash pursuant to the Offer will be considered to have disposed of their BPO Common Shares for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of the BPY Units (if any) received and the amount of any cash received. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the BPO Common Shares exchanged pursuant to the Offer.

        Such capital gain (or capital loss) will be subject to the treatment described below under "— Taxation of Capital Gains and Capital Losses".

        For a discussion of the Canadian federal income tax consequences to a Resident Holder of holding and disposing of BPY Units, see Annex A, "Taxation — Canadian Federal Income Tax Considerations".

Exchange of BPO Common Shares for Exchange LP Units or Exchange LP Units and Cash

(a)
No Subsection 97(2) Election

        Unless a valid election under subsection 97(2) of the Tax Act is made, a Resident Holder who exchanges its BPO Common Shares for Exchange LP Units or Exchange LP Units and cash pursuant to the Offer will be considered to have disposed of its BPO Common Shares for proceeds of disposition equal to the aggregate of the fair market value at the time of the exchange of the Exchange LP Units received and the amount of any cash received. Such Resident Holders will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the BPO Common Shares exchanged pursuant to the Offer.

        Such capital gain (or capital loss) will be subject to the treatment described below under "— Taxation of Capital Gains and Capital Losses".

(b)
Subsection 97(2) Election

        A Resident Holder may choose to recognize all or a portion of any capital gain that would otherwise be realized on the exchange of BPO Common Shares for Exchange LP Units or Exchange LP Units and cash pursuant to the Offer by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election (the "Joint Tax Election") under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election is made jointly by the Resident Holder and GP ULC on behalf of all of the members of Exchange LP. Canadian Shareholders who are exempt from tax under Part I of the Tax Act should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Offer. For this purpose, the Letter of Transmittal will authorize GP ULC and its officers to make a Joint Tax Election on behalf of the Shareholder signing the Letter of Transmittal.

        Subject to the limitations set out in the Offer, GP ULC on behalf of all of the members of Exchange LP has agreed to make a Joint Tax Election pursuant to subsection 97(2) of the Tax Act (and, where applicable, the corresponding provision of any provincial tax legislation) with a Resident Holder at the elected amount (the "Elected Amount") determined by such Resident Holder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation).

        The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount:

  (a)
  may not be less than the fair market value of any consideration other than Exchange LP Units (including cash) received in exchange for BPO Common Shares that are tendered to the Offer and in respect of which the Joint Tax Election is made;

  (b)
  may not be less than the lesser of:

  (i)
  the adjusted cost base to the Resident Holder of the BPO Common Shares that are tendered to the Offer and in respect of which the Joint Tax Election is made at the time of the exchange; and

  (ii)
  the fair market value of the BPO Common Shares that are tendered to the Offer and in respect of which the Joint Tax Election is made at the time of the exchange; and

  (c)
  may not exceed the fair market value of the BPO Common Shares that are tendered to the Offer and in respect of which the Joint Tax Election is made at the time of the exchange.

An Elected Amount that does not otherwise comply with the foregoing limitations will be automatically adjusted under the Tax Act so that it is in compliance.

        Where a Resident Holder and GP ULC on behalf of all of the members of Exchange LP make a Joint Tax Election that complies with the above parameters and the Joint Tax Election is filed on a timely basis, the tax treatment to the Resident Holder will generally be as follows:

  (a)
  BPO Common Shares that are the subject of the Joint Tax Election will be deemed to be disposed of by the Resident Holder for proceeds of disposition equal to the Elected Amount;

  (b)
  if such proceeds of disposition in respect of such BPO Common Shares are equal to the aggregate of the adjusted cost base thereof to the Resident Holder of the BPO Common Shares, at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Resident Holder;

  (c)
  to the extent that such proceeds of disposition in respect of such BPO Common Shares exceed (or are less than) the aggregate of the adjusted cost base of such BPO Common Shares to the Resident Holder and any reasonable costs of disposition, such Resident Holder will in general realize a capital gain (or a capital loss); and

  (d)
  the aggregate cost to the Resident Holder of the Exchange LP Units acquired on the exchange will generally be equal to the Elected Amount less the fair market value of any consideration other than Exchange LP Units (including cash).

The taxation of capital gains and capital losses is discussed below under "— Taxation of Capital Gains and Capital Losses".

        For greater certainty, where a Resident Holder who has elected to receive Exchange LP Units in lieu of BPY Units as consideration for their BPO Common Shares receives Exchange LP Units and cash because of pro-ration, the Resident Holder will be deemed to have received a proportionate amount of cash and Exchange LP Units as consideration for each whole BPO Common Share acquired by the Offerors.

        To make a Joint Tax Election, the Resident Holder must provide the relevant information to GP ULC through a website, http://www.brookfieldpropertypartners.com/bpotaxelection, that will be made available for this purpose, including: (i) the required information concerning the Resident Holder; (ii) the details of the number of BPO Common Shares transferred in respect of which the Resident Holder is making a Joint Tax Election; and (iii) the applicable Elected Amounts for such BPO Common Shares. The relevant information must be submitted to GP ULC through the website on or before the day that is 85 days following the date on which the exchange occurs (the "Election Deadline"). GP ULC will not make a Joint Tax Election with Resident Holders who do not provide the relevant information through the website on or before the Election Deadline.

        After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act described above, GP ULC will deliver an executed copy of the Joint Tax Election containing the relevant information to the Resident Holder. The Resident Holder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, with any provincial tax authority) within the required time. In order to avoid late filing penalties, the Joint Tax Election is required to be filed with the CRA (and, where applicable, with any provincial tax authority) on or before the earliest of the days on or before which any member of Exchange LP is required to file a Canadian federal income tax return for the member's taxation year in which the exchange to which the election relates occurs. This could be as early as 90 days after the date of exchange if any member of Exchange LP is a testamentary trust having a taxation year ending on such date. Accordingly, Resident Holders wishing to make a Joint Tax Election should consult their own tax advisors without delay and should provide the relevant information to GP ULC through the website as described above as soon as possible.

        A Joint Tax Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Joint Tax Election will be the sole responsibility of the Resident Holder. None of Exchange LP, GP ULC or any of the members of Exchange LP will be responsible for the validity, proper completion or timely filing of a Joint Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act (or applicable provincial tax legislation) in respect thereof. GP ULC makes no representation or warranty in respect of any such Joint Tax Election. Accordingly, Resident Holders wishing to make a Joint Tax Election should consult their own tax advisors without delay.

BPO Common Shares Not Deposited Under the Offer

Compulsory Acquisition of BPO Common Shares

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Compulsory Acquisition", the Offerors will, in certain circumstances and subject to customary terms and conditions, acquire BPO Common Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA.

        The Canadian federal income tax consequences to Resident Holders of a disposition of BPO Common Shares in such circumstances generally will be as described above under "— BPO Common Shares Deposited Under the Offer". In the case where the Offerors or a Resident Holder apply to court to fix the fair value of the Resident Holder's BPO Common Shares, the proceeds of disposition of the Resident Holder's BPO Common Shares will be the amount (other than interest) determined by the court. As a result, such Resident Holder will realize a capital gain (or capital loss) generally calculated in the same manner and with the same tax consequences as described above under "— BPO Common Shares Deposited Under the Offer — Exchange of BPO Common Shares for BPY Units and/or Cash". The Resident Holder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition.

Compelled Acquisition of BPO Common Shares

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Compelled Acquisition", if a Resident Holder does not receive the Offerors' Notice, the Resident Holder may require the Offerors to acquire the Resident Holder's BPO Common Shares by way of a Compelled Acquisition. The tax consequences to a Resident Holder of a disposition of BPO Common Shares in such circumstances will generally be similar to those described above under "— BPO Common Shares Not Deposited Under the Offer — Compulsory Acquisition of BPO Common Shares" except that there is no ability to apply to court to fix the fair value of the Resident Holder's BPO Common Shares.

Subsequent Acquisition Transaction

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if the Offerors take up and pay for a number of Deposited BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire, subject to customary terms and conditions, any BPO Common Shares not deposited under the Offer.

        The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offerors may propose to carry out a Subsequent Acquisition Transaction by means including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving BPO and/or the Shareholders and the Offerors, or an affiliate of the Offerors, for the purpose of enabling the Offerors or an affiliate of the Offerors to acquire all BPO Common Shares not acquired pursuant to the Offer. Depending upon the exact manner in which the transaction is carried out, the tax consequences may include a capital gain or capital loss, a deemed dividend or both a deemed dividend and a capital gain or capital loss. It is currently the Offerors' intention to include in the Subsequent Acquisition Transaction the Second Stage Alternative pursuant to which Shareholders may elect to have their BPO Common Shares acquired by BPO. Under the Second Stage Alternative, a Resident Holder would receive the same consideration for its BPO Common Shares as is available under the Offer but in the form of the acquisition of the BPO Common Shares by BPO. The details of the Second Stage Alternative and its tax consequences will be provided in the materials sent to Shareholders in connection with the Subsequent Acquisition Transaction. However, the following is a summary of the main tax consequences to a Resident Holder that elects such a Second Stage Alternative: (a) the Resident Holder would receive a deemed dividend to the extent that the value of the consideration received on the acquisition exceeds the paid-up capital of the BPO Common Shares and (b) the Resident Holder would realize a capital gain (capital loss) to the extent that the paid-up capital of the BPO Common Shares exceeds (is exceeded by) the adjusted cost base of the BPO Common Shares to the Resident Holder. Counsel has been advised that the paid-up capital of the BPO Common Shares is currently estimated to be C$8.91 per share. Any capital loss realized by a Resident Holder that is a corporation on the acquisition of the BPO Common Shares by BPO may be denied or reduced under the detailed rules in the Tax Act in this regard. In addition, all or a portion of any deemed dividend received by a Resident Holder that is a corporation may be re-characterized as proceeds of disposition of the

BPO Common Shares pursuant to subsection 55(2) of the Tax Act. Resident Holders that elect the Second Stage Alternative will not be able to benefit from a full or partial deferral of any capital gain that would otherwise be realized on the exchange of their BPO Common Shares for Exchange LP Units or Exchange LP Units and cash as described above under "— Exchange of BPO Common Shares for Exchange LP Units or Exchange LP Units and Cash — (b) Subsection 97(2) Election". Resident Holders contemplating the Second Stage Alternative should consult their own tax advisors.

        Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their BPO Common Shares acquired pursuant to a Subsequent Acquisition Transaction, including pursuant to the Second Stage Alternative.

Potential Delisting of BPO Common Shares

        If following completion of the Offer, the BPO Common Shares cease to be listed on any "designated stock exchange" for purposes of the Tax Act and BPO ceases to be a "public corporation" for purposes of the Tax Act, Resident Holders that continue to hold BPO Common Shares in a Registered Plan are cautioned that the BPO Common Shares will cease to be "qualified investments" for such Registered Plans (as discussed below). Such Resident Holders should consult with their own tax advisors in this regard. The BPO Common Shares may cease to be listed on the TSX and the NYSE following the completion of the Offer. However, Brookfield Property Partners has advised counsel that it expects that the BPO Preferred Shares will remain listed on the TSX following completion of the Offer and BPO will remain a "public corporation" for purposes of the Tax Act. As a result, it is expected that the BPO Common Shares will continue to be a "qualified investment" for Registered Plans following completion of the Offer.

Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

        A capital loss otherwise arising on the disposition of a BPO Common Share by a Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon. Similar rules may apply where a BPO Common Share is owned by a trust or a partnership of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

        A Resident Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) is liable to pay, in addition to tax otherwise payable under the Tax Act, a tax, a portion of which may be refundable, on certain investment income including taxable capital gains.

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax.

Holding and Disposing of Exchange LP Units

Computation of Income or Loss

        Exchange LP is not subject to tax under the Tax Act. Each Resident Holder that holds Exchange LP Units will be a limited partner of Exchange LP and will be required to include in computing the Resident Holder's income for a particular taxation year its share of the income or loss of Exchange LP, as the case may be, for its fiscal year ending in, or coincidentally with the end of, the Resident Holder's taxation year, whether or not any of that income is distributed to the Resident Holder in the taxation year. For this purpose, the income or loss of Exchange LP will be computed for each fiscal year as if Exchange LP was a separate person resident in Canada.

        In computing the income or loss of Exchange LP, deductions may be claimed in respect of reasonable costs and expenses incurred by Exchange LP to earn income from its investment in BPO Common Shares. The net income or loss of Exchange LP for a fiscal year will be allocated to the partners of Exchange LP in the manner set out in the Exchange LP Partnership Agreement, subject to the detailed rules in the Tax Act in that regard.

        GP ULC expects that the income of the Exchange LP will consist only of taxable dividends received on the BPO Common Shares held by Exchange LP. A Resident Holder's share of taxable dividends received or considered to be received by Exchange LP in a fiscal year on the BPO Common Shares held by Exchange LP will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for eligible dividends when the dividend received by Exchange LP is designated as an "eligible dividend".

        If Exchange LP incurs losses for tax purposes, each Resident Holder will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that its investment is "at risk" within the meaning of the Tax Act. In general, the amount "at risk" for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor's partnership interest at the end of the year, plus any income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm's length) to Exchange LP (or to a person with whom Exchange LP does not deal at arm's length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm's length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment. The Exchange LP Support Agreement could give rise to a benefit for purposes of the "at-risk" rules, however, GP ULC has advised counsel that it expects that the value of any such benefit would be nominal.

Disposition of Exchange LP Units

        The disposition by a Resident Holder of an Exchange LP Unit, including on a redemption or exchange of Exchange LP Units for BPY Units pursuant to the Resident Holder's right of retraction, Exchange LP's right of redemption, or the exercise of the Retraction Call Right or Redemption Call Right by Brookfield Property Partners, will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the Exchange LP Unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Exchange LP Unit. In general, the adjusted cost base of a Resident Holder's Exchange LP Units will be equal to: (i) the cost of the Exchange LP Units pursuant to the Joint Tax Election as described above (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of Exchange LP's income allocated to the Resident Holder for Exchange LP's fiscal years ending before the relevant time; less (iii) the aggregate of the pro rata share of Exchange LP's losses allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder's "at-risk" amount) for Exchange LP's fiscal years ending before the relevant time; and less (iv) the Resident Holder's distributions received from Exchange LP before the relevant time. On a redemption of an Exchange LP Unit pursuant to the Resident Holder's right of retraction or Exchange LP's right of redemption, the proceeds of disposition of the Exchange LP Unit will not include any Distribution Amount paid in connection with the redemption of the Exchange LP Unit but the Resident Holder's adjusted cost base of the Exchange LP Unit will be reduced by such amount. On a redemption of an Exchange LP Unit pursuant to the exercise of the Retraction Call Right or Redemption Call Right by Brookfield Property Partners the proceeds of disposition of the Exchange LP Unit will include any Distribution Amount paid in connection with the redemption of the Exchange LP Unit but the Resident Holder's adjusted cost base of the Exchange LP Unit will not be reduced by such amount. The adjusted cost base of each Exchange LP Unit will be subject to the averaging provisions contained in the Tax Act.

        Where a Resident Holder disposes of all of its Exchange LP Units, it will no longer be a partner of Exchange LP. If, however, a Resident Holder is entitled to receive a distribution from Exchange LP after the disposition of all of its Exchange LP Units, then the Resident Holder will be deemed to dispose of the Exchange LP Units at the later of (i) the end of Exchange LP's fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by Exchange LP to which the Resident Holder was entitled. Pursuant to the Tax Act, the pro rata share of Exchange LP's income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder's Exchange LP Units immediately prior to the time of the disposition. Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of Exchange LP Units.

        A Resident Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder's Exchange LP Units is negative at the end of any fiscal year of Exchange LP. In such a case, the adjusted cost base of the Resident Holder's Exchange LP Units will be nil at the beginning of Exchange LP's next fiscal year.

        The taxation of capital gains and capital losses is discussed above under "— Taxation of Capital Gains and Capital Losses". Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of Exchange LP Units to a tax-exempt person or a non-resident person. Resident Holders contemplating such a disposition should consult their own tax advisors in this regard.

Eligibility for Investment

        Provided that the BPY Units are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), the BPY Units will be "qualified investments" under the Tax Act for a trust governed by a Registered Plan. However, there can be no assurance that the BPY Units will continue to be listed on a "designated stock exchange". There can also be no assurance that tax laws relating to "qualified investments" will not be changed.

        Notwithstanding the foregoing, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax if the BPY Units are a "prohibited investment" for such Registered Plans. Generally, the BPY Units will not be a "prohibited investment" for a trust governed by a TFSA, RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm's length with Brookfield Property Partners for purposes of the Tax Act and does not have a "significant interest" for purposes of the prohibited investment rules in Brookfield Property Partners. Shareholders who intend to hold the BPY Units in a TFSA, RRSP, or RRIF should consult their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

        The Exchange LP Units will not be a "qualified investment" for Registered Plans. Canadian Shareholders who hold their BPO Common Shares in a Registered Plan and who tender their BPO Common Shares held in such Registered Plan to the Offer should not elect to receive Exchange LP Units in lieu of BPY Units pursuant to the Offer. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by Registered Plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a TFSA or an RRSP or RRIF. Canadian Shareholders who hold their BPO Common Shares in a Registered Plan should consult their own tax advisors.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its BPO Common Shares and will not be deemed to use or hold its BPY Units acquired under the Offer in connection with a business carried on in Canada (a "Non-Resident Holder"). This portion of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere or that are "authorized foreign banks" (as defined in the Tax Act). Such Non- Resident Holders should consult their own tax advisors.

BPO Common Shares Deposited Under the Offer

        A Non-Resident Holder who deposits BPO Common Shares to the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of such BPO Common Shares unless such BPO Common Shares are or are deemed to be "taxable Canadian property" of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

        Provided that the BPO Common Shares are listed on a "designated stock exchange" (which currently includes the TSX and the NYSE), the BPO Common Shares generally will not be "taxable Canadian property" of a Non-Resident Holder at the time of disposition, unless, at any time during the 60-month period immediately preceding the disposition, (i)(A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm's length, (C) pursuant to certain Tax Proposals released on July 12, 2013, partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BPO, and (ii) more than 50% of the fair market value of the BPO Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property" and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BPO Common Shares could be deemed to be "taxable Canadian property" of the Non-Resident Holder.

        Even if the BPO Common Shares are "taxable Canadian property" of a Non-Resident Holder, a taxable capital gain resulting from the disposition of the BPO Common Shares will not be included in computing the Non-Resident Holder's income for purposes of the Tax Act provided that the BPO Common Shares constitute "treaty-protected property". BPO Common Shares owned by a Non-Resident Holder will generally be "treaty-protected property" at the time of the disposition if the gain from the disposition of such BPO Common Shares would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

        In the event that the BPO Common Shares constitute "taxable Canadian property" of a Non-Resident Holder and the capital gain realized upon a disposition of such BPO Common Shares pursuant to the Offer is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, the tax consequences as described above under "— Holders Resident in Canada — BPO Common Shares Deposited Under the Offer — Exchange of BPO Common Shares for BPY Units and/or Cash" will generally apply. Such Non-Resident Holders should consult their own tax advisors in this regard.

        A Non-Resident Holder who disposes of BPO Common Shares pursuant to the Offer and whose BPO Common Shares are "taxable Canadian Property" will be required to file a Canadian federal income tax return reporting the disposition of such BPO Common Shares in the year of disposition (unless the disposition is an "excluded disposition"). Non-Resident Holders who dispose of "taxable Canadian property" should consult their own tax advisors regarding any resulting Canadian reporting requirements.

BPO Common Shares Not Deposited Under the Offer

Compulsory Acquisition or Compelled Acquisition of BPO Common Shares

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Compulsory Acquisition", and "Acquisition of BPO Common Shares Not Deposited Under the Offer — Compelled Acquisition", the Offerors will, in certain circumstances, acquire BPO Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under the CBCA.

        Subject to the discussion below under "— BPO Common Shares Not Deposited Under the Offer — Potential Delisting", the Canadian federal income tax consequences to a Non-Resident Holder who disposes of BPO Common Shares in such circumstances generally will be the same as described under "— Holders Not Resident in Canada — BPO Common Shares Deposited Under the Offer". Where a Non-Resident Holder receives interest under an award of a court, such interest will not be subject to Canadian withholding tax under the Tax Act provided such interest is not "participating debt interest" (as defined in the Tax Act).

        Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their BPO Common Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Subsequent Acquisition Transaction

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if the Offerors take up and pay for a number of BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, and the Offerors do not acquire all of the remaining BPO Common Shares pursuant to a Compulsory Acquisition, the Offerors will undertake a Subsequent Acquisition Transaction.

        The Canadian federal income tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above.

        A Non-Resident Holder may, as a result of a Subsequent Acquisition Transaction, including the Second Stage Alternative, realize a capital gain or a capital loss, be deemed to receive a dividend or incur both results as discussed above under "— Holders Resident in Canada — BPO Common Shares Not Deposited Under the Offer — Compulsory Acquisition of BPO Common Shares" or "— Holders Resident in Canada — BPO Common Shares Not Deposited Under the Offer — Compelled Acquisition of BPO Common Shares", as applicable. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain would depend on whether the BPO Common Shares are "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act at the time of the disposition and whether the Non-Resident Holder is entitled to relief under an applicable income tax convention and other circumstances at that time (see in particular the discussion below under "— Potential Delisting").

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder, including any deemed dividend under the Second Stage Alternative, will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a resident of the United States entitled to benefits under the Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Non-Resident Holders are cautioned that electing the Second Stage Alternative may result in a deemed dividend that is subject to Canadian withholding tax. Non-Resident Holders contemplating the Second Stage Alternative should consult their own tax advisors.

        Non-Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of disposing of their BPO Common Shares pursuant to a Subsequent Acquisition Transaction, including pursuant to the Second Stage Alternative.

Potential Delisting

        As described in Section 19 of this Circular, "Effect of the Offer on the Market for BPO Common Shares, Listing and Public Disclosure by BPO", the BPO Common Shares may cease to be listed on the TSX and the NYSE following the completion of the Offer and therefore may not be listed on a "designated stock exchange" at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

        Non-Resident Holders who do not dispose of their BPO Common Shares pursuant to the Offer are cautioned that BPO Common Shares that are not listed on a "designated stock exchange" at the time of their disposition will be considered "taxable Canadian property" of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the BPO Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property", "timber resource property", and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the BPO Common Shares could be deemed to be "taxable Canadian property" of the Non-Resident Holder.

        If the BPO Common Shares are "taxable Canadian property" of the Non-Resident Holder at the time of their disposition and are not "treaty-protected property" of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition and the Non-Resident Holder may be required to file a Canadian income tax return for the year in which the disposition (or any deemed disposition) occurs (unless the disposition is an "excluded disposition"). Furthermore, if the BPO Common Shares are not listed on a "recognized stock exchange" (as defined in the Tax Act) at the time of their disposition and are not "treaty-protected property" of the Non-Resident Holder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder.

        Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of disposing of their BPO Common Shares following a delisting.

Holding and Disposing of BPY Units

        For a discussion of the Canadian federal income tax consequences to a Non-Resident Holder of holding and disposing of BPY Units, see Annex A, "Taxation — Canadian Federal Income Tax Considerations".

26.   MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: THIS IS TO ADVISE YOU IN ACCORDANCE WITH U.S. TREASURY REGULATIONS THAT: (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH HEREIN, INCLUDING ATTACHMENTS, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED; (II) SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (III) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

        The following is a summary of the material U.S. federal income tax consequences to a Shareholder of (i) the disposition of BPO Common Shares pursuant to the Offer, (ii) the disposition of BPO Common Shares pursuant to a Compulsory Acquisition, a Compelled Acquisition, or a Subsequent Acquisition Transaction, and (iii) the ownership and disposition of BPY Units and Exchange LP Units. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the "U.S. Treasury Regulations"), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of BPY Units or Exchange LP Units, persons that own or owned (directly or indirectly, applying certain constructive ownership rules) 10% or more of the outstanding BPO Common Shares, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold BPY Units or Exchange LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose BPY Units or Exchange LP Units are loaned to a short seller to cover a short sale of BPY Units or Exchange LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold BPY Units or Exchange LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom BPY Units or Exchange LP Units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary also does not address the tax consequences to any Shareholder that owns, directly or constructively, any interest in BPY or Exchange LP (other than BPY Units or Exchange LP Units acquired pursuant to the Offer). The actual tax consequences of the ownership and disposition of BPY Units or Exchange LP Units will vary depending on your individual circumstances.

        The following discussion, to the extent it expresses conclusions as to the application of U.S. federal income tax law and subject to the qualifications described herein, represents the opinion of Torys LLP. Such opinion is based on this Circular and on factual representations in a certificate provided to Torys LLP by the BPY General Partner and Brookfield Property Special L.P. Such opinion assumes (i) the absence of relevant changes in fact or law between the date of this Circular and the dates on which the Offer and the transactions contemplated therewith are completed and (ii) the accuracy and completeness of the factual representations in the certificate on such dates. If this Circular, the certificate, or any of the assumptions relied upon is inaccurate, then the following discussion cannot be relied upon, and the U.S. federal income tax consequences may differ from those described herein. Moreover, opinions of counsel are not binding on the IRS or any court, and the IRS may challenge the conclusions herein and a court may sustain any such challenge.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of BPO Common Shares that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. Persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person. A "Non-U.S. Holder" is a beneficial owner of BPO Common Shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

        If a partnership holds BPY Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold BPY Units should consult their own tax advisers.

        THIS DISCUSSION DOES NOT CONSTITUTE TAX ADVICE AND IS NOT INTENDED TO BE A SUBSTITUTE FOR TAX PLANNING. EACH SHAREHOLDER OF BPO COMMON SHARES SHOULD CONSULT ITS OWN TAX ADVISER REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE OFFER. ALL HOLDERS OF BPY UNITS OR EXCHANGE LP UNITS ACQUIRED PURSUANT TO THE OFFER SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF BPY UNITS OR EXCHANGE LP UNITS.

Partnership Status of Brookfield Property Partners

        Brookfield Property Partners has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Brookfield Property Partners is publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the U.S. Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        The BPY General Partner intends to manage the affairs of Brookfield Property Partners so that Brookfield Property Partners will meet the Qualifying Income Exception in each taxable year. It is the opinion of Torys LLP that Brookfield Property Partners will be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. Such opinion is based on factual statements and representations made by the BPY General Partner, including statements and representations as to the composition of Brookfield Property Partners' income and the manner in which its affairs are managed. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge the conclusion reached in such opinion and a court may sustain any such challenge. The remainder of this summary assumes that Brookfield Property Partners will be treated as a partnership for U.S. federal income tax purposes.

Disposition of BPO Common Shares Pursuant to the Offer

        The U.S. federal income tax consequences to a U.S. Holder of the exchange of BPO Common Shares for BPY Units pursuant to the Offer will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code. For the exchange to so qualify, Brookfield Property Partners (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. With respect to the classification of Brookfield Property Partners as a partnership, see the discussion above under "— Partnership Status of Brookfield Property Partners" and in Annex A under "Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership."

        Section 721(b) of the U.S. Internal Revenue Code provides that Section 721(a) of the U.S. Internal Revenue Code will not apply to gain realized on a transfer of property to a partnership which would be treated as an investment company (within the meaning of Section 351 of the U.S. Internal Revenue Code) if the partnership were incorporated. In general, Section 351(e) of the U.S. Internal Revenue Code and the U.S. Treasury Regulations thereunder define an investment company to mean any corporation more than 80% of the value of whose assets are held for investment and are stock or securities as defined by the statute. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary's assets if the parent corporation owns 50% or more of the subsidiary corporation's stock by voting power or value. The U.S. Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.

        In the opinion of Torys LLP, the exchange of BPO Common Shares for BPY Units pursuant to the Offer should qualify as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code. This conclusion is based on certain factual assumptions as to the relative values of Brookfield Property Partners' assets, its ratable share of the assets of its subsidiaries, and the expected value of the assets of BPO that Brookfield Property Partners will be treated as owning following the consummation of the Offer and the transactions contemplated therewith. Certain of these factual assumptions are not within the control of Brookfield Property Partners. If the IRS were to prevail with the assertion, or a court were to conclude, that Brookfield Property Partners were an investment company immediately following the consummation of the exchange pursuant to the Offer, then Section 721(a) of the U.S. Internal Revenue Code would not apply with respect to a U.S. Holder that receives BPY Units as Offer consideration, and such U.S. Holder would be treated as having sold in a taxable transaction such holder's BPO Common Shares to Brookfield Property Partners for cash in an amount equal to the value of the BPY Units received.
        The following discussion assumes the accuracy of the foregoing opinion of Torys LLP that the exchange of BPO Common Shares for BPY Units pursuant to the Offer should qualify as a tax-free exchange under Section 721(a) of the U.S. Internal Revenue Code.

U.S. Holders — General Federal Income Tax Consequences

        A U.S. Holder who receives solely cash in exchange for its BPO Common Shares pursuant to the Offer will be treated as having sold its BPO Common Shares for cash. A U.S. Holder who receives solely BPY Units in exchange for its BPO Common Shares pursuant to the Offer will be treated as having exchanged its BPO Common Shares for BPY Units. It is uncertain whether a U.S. Holder who receives a combination of cash and BPY Units in exchange for its BPO Common Shares pursuant to the Offer will be permitted to specifically identify the BPO Common Shares that are treated as sold for cash and the BPO Common Shares that are treated as transferred to Brookfield Property Partners in exchange for BPY Units. If such specific identification is ineffective, such U.S. Holder will be treated as having sold a single undivided portion of each BPO Common

Share exchanged by such Shareholder pursuant to the Offer (equal to the percentage that the amount of the cash consideration received by such shareholder in exchange for its BPO Common Shares pursuant to the Offer bears to the fair market value of the total consideration (that is, cash plus the fair market value of BPY Units) received by such holder in exchange for its BPO Common Shares pursuant to the Offer), and to have contributed to Brookfield Property Partners in exchange for BPY Units the remaining single undivided portion of each BPO Common Share exchanged by such shareholder pursuant to the Offer.

        Subject to the discussion below under "— U.S. Holders — Passive Foreign Investment Company Considerations", a U.S. Holder that exchanges BPO Common Shares for cash pursuant to the Offer generally will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received (including the amount of any cash received in lieu of a fractional BPY Unit) and the shareholder's adjusted basis in the BPO Common Shares (or single undivided portion thereof) treated as sold for cash in the transaction (as described above). Generally, any such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the BPO Common Shares exchanged is greater than one year upon the consummation of the exchange pursuant to the Offer. The deductibility of capital losses is subject to limitations.

        Under Section 721(a) of the U.S. Internal Revenue Code, a U.S. Holder that exchanges BPO Common Shares for BPY Units pursuant to the Offer should not recognize gain or loss with respect to BPO Common Shares treated as contributed to Brookfield Property Partners in exchange for BPY Units, except as described below under the headings "— U.S. Holders — Passive Foreign Investment Company Considerations" and "— Ownership and Disposition of BPY Units Received Pursuant to the Offer". The aggregate tax basis of the BPY Units received by such U.S. Holder pursuant to the Offer will be the same as the aggregate tax basis of the BPO Common Shares (or single undivided portion thereof) exchanged therefor, increased by such holder's share of Brookfield Property Partners liabilities, if any. The holding period of the BPY Units received in exchange for BPO Common Shares pursuant to the Offer will include the holding period of the BPO Common Shares surrendered in exchange therefor.

        A U.S. Holder who acquired different blocks of BPO Common Shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in such holder's particular circumstances and such holder's holding period in BPY Units received in exchange for BPO Common Shares pursuant to the Offer.

U.S. Holders — Passive Foreign Investment Company Considerations

        Special, generally unfavorable rules apply to the ownership and disposition of the stock of a PFIC by a shareholder that is a U.S. taxpayer. For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for each taxable year in which either (i) at least 75% of its gross income is "passive" income or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. Passive income includes dividends, royalties, rents, annuities, interest, and income equivalent to interest, as well as net gain from the sale or exchange of property that gives rise to dividends, interest, royalties, rents, or annuities and certain gain from commodities transactions. In determining whether it is a PFIC, a foreign corporation must take into account a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% by value.

        Neither Brookfield Property Partners nor its counsel, Torys LLP, has undertaken to ascertain whether BPO is treated as a PFIC. In publicly filed documents, BPO recently indicated that, based on its organizational structure and its expected income and assets, it did not believe that it will be classified for U.S. federal income tax purposes as a PFIC for 2013, and did not expect to be classified as a PFIC in the future. Nevertheless, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Consequently, no assurance can be provided that BPO is not and has not been classified as a PFIC.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had not made an election under the PFIC rules with respect to its BPO Common Shares, then gain recognized by such U.S. Holder upon the disposition of BPO Common Shares pursuant to the Offer generally would be allocated ratably to each day in the U.S. Holder's holding period for such BPO Common Shares. The portion of such amounts allocated to the current taxable year or to a year prior to the first year in which BPO was a PFIC would be includible as ordinary income in the current taxable year. The portion of any such amounts allocated to the first year in the U.S. Holder's holding period in which BPO was a PFIC and any subsequent year or years (excluding the current year) would be taxed at the highest rate of tax applicable to ordinary income in such taxable year and would be subject to an interest charge.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had made a timely and effective election to treat BPO as a "qualified electing fund" (a "QEF Election") for the first taxable year of such U.S. Holder's holding period in which BPO was classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraph. Instead, the U.S. federal income tax consequences of the disposition of BPO Common Shares pursuant to the Offer would substantially resemble the consequences described above under "— U.S. Holders — General Federal Income Tax Consequences". However, in documents publicly filed in 2011, BPO indicated that it could provide no assurance that it would make available the information necessary for its U.S. shareholders to make a QEF Election.

        If BPO were a PFIC for any taxable year in which a U.S. Holder held BPO Common Shares, and such U.S. Holder had made a timely and effective "mark to market" election (a "Mark-to-Market Election") in the first taxable year of such U.S. Holder's holding period in which BPO was classified as a PFIC, then such U.S. Holder generally would not be subject to the PFIC rules described in the preceding paragraphs. Instead, upon the disposition of BPO Common Shares pursuant to the Offer, any gain recognized would be treated as ordinary income. Any loss recognized by such U.S. Holder upon the disposition of BPO Common Shares pursuant to the Offer would be treated as an ordinary deduction, but only to the extent of the ordinary income that such holder had included pursuant to the Mark-to-Market Election in prior taxable years.

        The PFIC rules are complex and may have a significant adverse effect on the U.S. federal income tax consequences of the Offer to a U.S. Holder. Accordingly, each U.S. Holder should consult its own tax advisers regarding the possible classification of BPO as a PFIC and the application of the PFIC rules in light of such holder's particular circumstances.

Non-U.S. Holders

        Subject to the discussion below under "— Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of BPO Common Shares for any combination of BPY Units, Exchange LP Units, or cash pursuant to the Offer, unless (i) such gain is effectively connected with the conduct of a trade or business in the United States or (ii) such Non-U.S. Holder is an individual and has been present in the United States for 183 days or more in the taxable year of such exchange and certain other conditions are met.

Information Reporting and Backup Withholding

        U.S. Holders may be subject to information withholding and may be subject to backup withholding, currently at the rate of 28%, on any cash payments received in exchange for BPO Common Shares. Backup withholding generally will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies on IRS Form W-9 (or substitute form) that such holder is not subject to backup withholding or (ii) is otherwise exempt from backup withholding. Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, Non-U.S. Holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a Shareholder under the backup withholding rules may be credited against the Shareholder's U.S. federal income tax liability, and a

Shareholder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Disposition of BPO Common Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Compulsory Acquisition" and "— Compelled Acquisition", the Offerors will propose to, in certain circumstances and subject to customary terms and conditions, acquire BPO Common Shares not deposited pursuant to the Offer pursuant to Section 206 or Section 206.1 of the CBCA. The tax consequences to a Shareholder of a disposition of BPO Common Shares in such circumstances generally are expected to be as described under the heading "— Disposition of BPO Common Shares Pursuant to the Offer". Shareholders should consult their own tax advisers for advice with respect to the U.S. federal income tax consequences to them of the acquisition of their BPO Common Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of BPO Common Shares Pursuant to a Subsequent Acquisition Transaction

        As described in Section 24 of this Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if the Offerors take up and pay for a number of Deposited BPO Common Shares that constitute at least a majority of the BPO Common Shares that can be included for the purposes of "minority approval" under MI 61-101, then the Offerors will undertake a Compulsory Acquisition or Subsequent Acquisition Transaction to acquire, subject to customary terms and conditions, any BPO Common Shares not deposited under the Offer, including by means of the Second Stage Alternative for Canadian Shareholders.

        The tax consequences to a Non-U.S. Holder of a disposition of BPO Common Shares pursuant to the Second Stage Alternative generally are expected to be as described under the heading "— Disposition of BPO Common Shares Pursuant to the Offer — Non-U.S. Holders". The tax consequences of any other Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Shareholders who dispose of their BPO Common Shares pursuant to the Offer. Accordingly, Shareholders should consult their own tax advisers for advice with respect to the U.S. federal income tax consequences to them of the acquisition of their BPO Common Shares pursuant to a Subsequent Acquisition Transaction.

Ownership and Disposition of BPY Units Received Pursuant to the Offer

        For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of BPY Units received in exchange for BPO Common Shares pursuant to the Offer, see the discussion in Annex A under "Taxation — U.S. Tax Considerations — Consequences to U.S. Holders". In addition to the tax consequences discussed therein, a U.S. Holder that receives and holds BPY Units as a result of the Offer will be subject to special rules that may result in such U.S. Holder recognizing additional taxable gain or income.

        Under Section 704(c)(1) of the U.S. Internal Revenue Code, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but was not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as "built-in gain") if the partnership sells such property at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of "built-in gain" by the partnership. In addition, Section 737 of the U.S. Internal Revenue Code may require the recognition of a contributing partner's deferred "built-in gain" upon the distribution by the partnership to that contributing partner of other partnership property (other than money) within seven years of the contribution of the appreciated property to the partnership. If Brookfield Property Partners were subsequently to engage in a transaction described in either Section 704(c)(1) or Section 737 of the U.S. Internal Revenue Code, a U.S. Holder treated as contributing all or a portion of its BPO Common Shares to Brookfield Property Partners may be required to recognize such "built-in gain" with respect to such BPO Common Shares.

        Section 707(a) of the U.S. Internal Revenue Code and the U.S. Treasury Regulations thereunder create a presumption that any distributions of cash or other property made to a partner that contributed property within two years of the distribution will be treated as a payment in consideration for the property otherwise treated as contributed to the partnership in exchange for a partnership interest, with certain limited exceptions, including an exception for "operating cash flow distributions". For this purpose, an "operating cash flow distribution" is any distribution, including, but not limited to, a complete or partial redemption distribution, that does not exceed the product of the "net cash flow from operations" (as defined in the applicable U.S. Treasury Regulations) of the partnership for the year multiplied by the lesser of the partner's percentage interest in overall partnership profits for that year or the partner's percentage interest in overall partnership profits for the life of the partnership. If Brookfield Property Partners makes a distribution within two years of the Offer that does not qualify for one of the specific exceptions, Brookfield Property Partners will disclose that distribution to the IRS on behalf of the former Shareholders and will bear the burden of demonstrating that facts and circumstances clearly establish that the distribution was not part of a deemed sale transaction. If such a disclosure is required with respect to a quarterly distribution made to all BPY Unitholders, Brookfield Property Partners intends to take the position that the distribution is not a part of a sale for tax purposes. However, the IRS may disagree with this position. If a distribution to a U.S. Holder within two years of the Offer is treated as part of a deemed sale transaction under Section 707(a) of the U.S. Internal Revenue Code, such U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash and the fair market value of the property received and (ii) such U.S. Holder's adjusted tax basis in the BPO Common Shares deemed to have been sold. Such gain or loss will be recognized in the year of the Offer, and, if such U.S. Holder has already filed a tax return for the year of the Offer, such holder may be required to file an amended return. In such a case, the U.S. Holder may also be required to report some amount of imputed interest income.

        Accordingly, even if the Offer is treated as a tax-deferred contribution of a portion of BPO Common Shares to Brookfield Property Partners in exchange for BPY Units under Section 721(a) of the U.S. Internal Revenue Code, a U.S. Holder could be required to recognize part or all of the "built-in gain" in its BPO Common Shares deferred as a result of the Offer if Brookfield Property Partners (i) sells or otherwise disposes of, or is considered to sell or otherwise to dispose of, BPO Common Shares in a taxable transaction at any time, (ii) distributes any BPO Common Shares to another BPY Unitholder within seven years following the Offer, (iii) distributes any Brookfield Property Partners property other than money or BPO Common Shares to a former Shareholder within seven years of the Offer, or (iv) makes any distribution (other than an "operating cash flow distribution") to a U.S. Holder within two years of the Offer. No provision of the BPY Limited Partnership Agreement prohibits any of these events from occurring, even if the event would result in a former Shareholder recognizing part or all of the gain intended to be deferred pursuant to the Offer. Nonetheless, the BPY General Partner intends to use commercially reasonable efforts to ensure that U.S. Holders are not required to recognize part or all of the "built-in gain" in their BPO Common Shares deferred as a result of the Offer, in the event that Brookfield Property Partners undertakes any of the transactions described above.

        If a U.S. Holder fails to disclose to Brookfield Property Partners its basis in BPO Common Shares exchanged for BPY Units pursuant to the Offer, then solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the U.S. Internal Revenue Code, the BPY General Partner will use a reasonable method to estimate such holder's basis in the BPO Common Shares exchanged for BPY Units pursuant to the Offer. To ensure compliance with Section 704(c) of the U.S. Internal Revenue Code, such estimated basis could be lower than a U.S. Holder's actual basis in its BPO Common Shares. As a result, the amount of gain reported by Brookfield Property Partners to the IRS with respect to such U.S. Holder in connection with any of the transactions described in the preceding paragraph could be substantially greater than the correct amount. Each U.S. Holder should consult its own tax adviser regarding the possible consequences under Section 704(c) of the U.S. Internal Revenue Code of failing to disclose to Brookfield Property Partners such U.S. Holder's basis in BPO Common Shares exchanged for BPY Units pursuant to the Offer.

Ownership and Disposition of Exchange LP Units Received Pursuant to the Offer

        The material U.S. federal income tax consequences to a Non-U.S. Holder of the ownership and disposition of Exchange LP Units should be substantially the same as the U.S. federal income tax consequences to a

Non-U.S. Holder of the ownership and disposition of BPY Units discussed in Annex A under "Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders".

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE OFFER, BPO, BPY, SHAREHOLDERS, AND BPY UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, AND IN REVIEWING THIS CIRCULAR THESE MATTERS SHOULD BE CONSIDERED. EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OFFER AND THE OWNERSHIP OF BPY UNITS.

27.   COMPARISON OF RIGHTS

        Upon completion of the Offer, Shareholders may become BPY Unitholders. The following is a summary of those instances where the rights and protections of BPY Unitholders differ materially from the current rights and protections of Shareholders. These differences arise from differences between the CBCA, on the one hand, and the BPY Limited Partnership Agreement, the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act, on the other hand.

        Although the BPY Limited Partnership Agreement confers upon a BPY Unitholder certain of the same protections and rights that a Shareholder has under the CBCA, the BPO Common Shares and the BPY Units are different securities and significant differences do exist. The following is a discussion of the material differences between the protections and rights that BPY Unitholders have and the protections and rights that Shareholders have. The following is a summary only and does not purport to be a comprehensive statement of the differences that may exist. For a more detailed description of the rights of BPY Unitholders and Shareholders, Shareholders should refer to the CBCA and the BPY Limited Partnership Agreement and the relevant provisions of Bermuda law.

Meeting of BPY Unitholders/Appointment of Directors

        Brookfield Property Partners is not required to, nor does it intend to, hold an annual meeting of the BPY Unitholders, including for purposes of electing the directors of the BPY General Partner. Under the BPY Limited Partnership Agreement, BPY Unitholders are not entitled to elect the directors of the BPY General Partner or to appoint or change Brookfield Property Partners' auditors. The BPY General Partner's board of directors was and will be appointed by Brookfield, its sole shareholder, and any changes to the BPY General Partner's board of directors will be made by Brookfield at its sole discretion. In addition, BPY Unitholders are not entitled to remove the BPY General Partner for any reason. The BPY Limited Partnership Agreement provides that meetings of the BPY Unitholders may only be called by the BPY General Partner; the BPY Unitholders are not entitled to requisition a meeting of the limited partners. Additionally, the BPY Unitholders are not entitled to vote on matters that would cause the limited partners to be deemed to be taking part in the management or control of the activities and affairs of Brookfield Property Partners so as to jeopardize the limited partner's limited liability under the Bermuda Limited Partnership Act. When a meeting of the BPY Unitholders has been called by the BPY General Partner, the quorum for the meeting is 20% of the outstanding BPY Units represented in Person or by proxy.

        By contrast, the CBCA provides that there shall be an annual meeting of the Shareholders for the purpose of: (a) the election of directors of BPO; (b) the appointment of the auditors of BPO for the ensuing year; (c) generally, any other matter which requires a resolution of Shareholders; and (d) transacting such other business as the BPO Board of Directors may determine or as may be properly brought before the meeting. The quorum for a meeting of the Shareholders is two persons present in person who are entitled to vote at such meeting.

Certain Restrictions on the BPY General Partner's Powers

        The BPY Limited Partnership Agreement provides that the BPY General Partner may not, without the prior approval of at least 66 2/3% of the voting power of the outstanding BPY Units, cause Brookfield Property Partners to sell, exchange or otherwise dispose of all or substantially all of its assets, taken as a whole, in a single transaction or a series of related transactions. Apart from this restriction, the BPY General Partner has the right to conduct, direct and manage all activities of Brookfield Property Partners, and the limited partners are not generally entitled to vote on matters relating to Brookfield Property Partners, although the consent of BPY Unitholders is required with respect to certain amendments to the BPY Limited Partnership Agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail in Annex A, "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement".

        Pursuant to the CBCA, Shareholders have voting rights (by special resolution unless indicated otherwise) in respect of certain matters, including (i) the appointment or change of BPO's auditors (by ordinary resolution); (ii) most amendments to the articles of BPO, (iii) the sale, lease, or exchange all or substantially all of BPO's property, other than in the ordinary course of business, (iv) the authorization of the termination, liquidation or winding up of BPO or (v) the authorization of any arrangement, amalgamation or merger of BPO, or the involvement of BPO in other similar transactions, with any other Person or entity.

Standard of Care

        The BPY Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Property Partners and the BPY Unitholders. These duties include the duties of care and loyalty. These modifications restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

        By contrast, every director and officer of BPO, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of BPO and the Shareholders and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances.

Distributions

        The BPY Limited Partnership Agreement does not require Brookfield Property Partners to make distributions to the BPY Unitholders. While the BPY General Partner has sole discretion to make distributions to the BPY Unitholders, it is expected that Brookfield Property Partners will declare and pay regular quarterly distributions. The amount and timing of any distribution payable by Brookfield Property Partners is always at the discretion of the BPY General Partner and is evaluated periodically, and will depend upon a number of factors, including, among others, Brookfield Property Partners' actual results of operations and financial condition, the amount of cash that is generated by Brookfield Property Partners' operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage Brookfield Property Partners' operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY General Partner deems relevant. See Annex A, "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Amendment of Our Limited Partnership Agreement — Distributions" for further details.

        For information concerning BPO's dividends, see Section 16 of this Circular, "Dividends and Dividend Policy".

Term of Brookfield Property Partners

        Brookfield Property Partners has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the BPY Limited Partnership Agreement. Except with respect to the sale of all of the assets of Brookfield Property Partners in a single transaction or a series of related transactions, which requires the approval of at least 66 2/3% of the voting power of the outstanding BPY Units, and which will result in the termination of Brookfield Property Partners, the termination or dissolution of Brookfield Property Partners will not require the approval of the BPY Unitholders.

        BPO has a perpetual existence and will not be terminated or dissolved without approval by special resolution of the Shareholders.

Amendments

        Amendments to the BPY Limited Partnership Agreement may only be proposed by or with the consent of the BPY General Partner. The BPY Limited Partnership Agreement may be amended by the BPY General Partner to reflect a number of enumerated changes without the approval of BPY Unitholders. In addition to the enumerated items, the BPY General Partner may also make amendments to the BPY Limited Partnership Agreement, without the approval of any limited partner, if, among other criteria, those amendments, in the discretion of the BPY General Partner, do not adversely affect the limited partners considered as a whole in any material respect. The BPY General Partner is required to seek the approval of the holders of a majority of the voting power of the outstanding BPY Units for any other amendments to the BPY Limited Partnership Agreement. For any amendment where the approval of the BPY Unitholders is required, Brookfield Property Partners must also obtain an opinion of counsel to the effect that the amendment will not cause Brookfield Property Partners to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described in Annex A under "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Election to be Treated as a Corporation") or affect the limited liability under the Bermuda Limited Partnership Act of any of Brookfield Property Partners' limited partners. If such an opinion of counsel is not obtained, the amendment can become effective if the approval of at least 90% of the voting power of the outstanding BPY Units is obtained. In addition, any amendments that would have a material adverse effect on rights of any class of limited partnership units of Brookfield Property Partners in relation to other classes of partnership interests must be approved by the holders of at least a majority of the holders of the class of Brookfield Property Partners limited partnership units affected. See Annex A, "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Amendment of Our Limited Partnership Agreement" for further details.

        The CBCA provides that the articles of BPO may be amended by special resolution of the Shareholders. The articles of BPO may also be amended by the BPO Board of Directors without Shareholder approval in certain limited cases.

28.   DEPOSITARY AND INFORMATION AGENT

        The Offerors have engaged Canadian Stock Transfer Company Inc. to act as the Depositary for the Offer. The Depositary may contact Shareholders by mail, telephone and facsimile and may request banks, brokers, investment dealers and other nominees to forward materials relating to the Offer to beneficial owners of BPO Common Shares. The Depositary will facilitate book-entry only transfers of BPO Common Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offerors for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

        The Offerors have also retained CST Phoenix Advisors, a division of CST Trust Company, to act as Information Agent in connection with the Offer. The Information Agent may contact Shareholders by mail, telephone, other electronic means or in Person and may request banks, brokers, investment dealers and their nominees to forward materials relating to the Offer to Shareholders. The Information Agent will receive reasonable and customary compensation from the Offerors for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

        Questions and requests for assistance concerning the Offer may be directed to the Depositary or the Information Agent. Contact details for such Persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document.

Copies of this document and related materials may also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtm.

        Except as expressly set forth in this document, no broker, investment dealer, bank or trust company shall be deemed to be an agent of the Offerors or the Depositary for the purposes of the Offer.

29.   EXPENSES OF THE OFFER

        The Offerors estimate that the following expenses in the aggregate amount of $[                ] will be incurred by the Offerors and/or one or more of their affiliates in connection with the Offer, including legal, financial advising, accounting, filing and printing costs, the Depositary fees, the Information Agent fees, the cost of preparation and mailing of the Offer, the fees in respect of the Valuations, and fees or expenses in connection with the Compulsory Acquisition or Subsequent Acquisition Transaction:

Description	Amount to be Paid
SEC filing fee		$694,107
Printing, proxy solicitation and mailing expenses	$	[ ]	*
Financial, legal, accounting, and other advisory fees	$	[ ]	*
Miscellaneous expenses	$	[ ]	*

Total	$	[ ]	*

*
To be provided by amendment

30.   BENEFITS FROM THE OFFER

        Other than as disclosed elsewhere in this Circular, no Person named under "Beneficial Ownership of and Trading in Securities" in Section 15 of this Circular will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who tenders BPO Common Shares to the Offer.

31.   REQUIREMENTS OF AN INSIDER BID

        The Offer is an "insider bid" within the meaning of MI 61-101 by virtue of the Offerors, together with their affiliates, owning securities of BPO carrying more than 10% of the voting rights attached to all outstanding voting securities of BPO. Canadian Securities Laws require that a formal valuation of (i) the securities that are the subject of the bid and (ii) any non-cash consideration be prepared by an independent valuator, filed with the applicable securities regulators and summarized in the insider-offeror's takeover bid circular. See Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations". Canadian Securities Laws also require that every "prior valuation" (as defined in MI 61-101) of BPO, its material assets or its securities made in the twenty-four (24) months preceding the date of the Offer, that is known to the Offerors, their general partners or managers, or their respective directors and senior officers, be disclosed in this Circular. No such prior valuations made in the twenty-four (24) months preceding the date of the Offer are known, after reasonable enquiry, to the Offerors, their general partners or managers, or the directors and senior officers of such Persons.

32.   EXPERTS

        The financial statements of Brookfield Property Partners included in Annex A of this document and the related financial statement schedules included elsewhere in Annex A of this document have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing in Annex A of this document. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements of BPO incorporated by reference in this document have been audited by Deloitte LLP, independent registered chartered accountants, as stated in their report appearing in Annex A of this document. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte LLP is 181 Bay Street, Toronto, Ontario M5J 2V1.

        The financial statements of General Growth Properties, Inc. included in Annex A of this document and the related financial statement schedules included elsewhere in Annex A of this document have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in Annex A of this document (which reports express an unqualified opinion on the consolidated financial statements and consolidated financial statement schedule and for the consolidated financial statements includes an explanatory paragraph regarding the Company's financial statements with assets, liabilities, and a capital structure having carrying values not comparable with prior periods). Such financial statements and financial statement schedules have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Deloitte & Touche LLP is 111 South Wacker, Chicago, IL 60606.

        The consolidated financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, not presented separately herein, have been audited by KPMG LLP, an independent registered public accounting firm. The reports on GGP/Homart II L.L.C. and GGP-TRS L.L.C. are included herein and upon the authority of said firm as experts in accounting and auditing. The address of KPMG LLP is 200 East Randolph Drive, Suite 5500, Chicago, IL 60601.

        None of the aforementioned persons, nor any director, officer, employee, consultant or partner thereof, as applicable, received or has received a direct or indirect interest in the Offerors' property or in the property of any of the Offerors' associates or affiliates. To the Offerors' knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, or any director, officer, employee, consultant or partner thereof, as applicable, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of each of the Offerors.

33.   LEGAL MATTERS

        Certain matters of Canadian and United States law relating to the Offer have been passed upon by Torys LLP. As of the date of this Circular, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offerors or of BPO.

34.   SHAREHOLDERS' STATUTORY RIGHTS

        Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission, price revision or damages if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS or DTC on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

35.   DIRECTORS' APPROVAL

        The contents of this document have been approved and the sending thereof to the Shareholders has been authorized by the board of directors of each of the Offerors.

36.   WHERE TO FIND ADDITIONAL INFORMATION

        BPO files its continuous disclosure documents and other information with the SEC and with securities commissions or similar authorities in Canada. Such documents are available to the public on the SEC's website at www.sec.gov, on SEDAR at www.sedar.com or on BPO's website at www.brookfieldofficeproperties.com. Information on BPO's website or any other website is not incorporated by reference into this document and does not constitute part of this document.

        Shareholders may also read and copy any document BPO files at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        The SEC allows the Offerors to "incorporate by reference" into this document the information BPO files with the SEC, which means that the Offerors can disclose important information to Shareholders by referring Shareholders to those documents. The information incorporated by reference is an important part of this document, and information that BPO files later with the SEC will automatically update and supersede this information as well as the information included in this document. The Offerors incorporate by reference the documents listed below and any future filings BPO makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the expiration date of the Offer (including the expiration date of any Subsequent Offering Period). Canadian Shareholders can find the equivalent documents on SEDAR at www.sedar.com.

  •
  BPO's Annual Report on Form 40-F for the year ended December 31, 2012 (filed on March 28, 2013);

  •
  BPO's Interim Report on Form 6-K for the quarter ended September 30, 2013 (filed on November 8, 2013);

  •
  BPO's Interim Report on Form 6-K for the quarter ended June 30, 2013 (filed on August 13, 2013);

  •
  BPO's Interim Report on Form 6-K for the quarter ended March 31, 2013 (filed on May 13, 2013);

  •
  BPO's Report on Voting Results of Annual and Special Meeting of Shareholders held on April 25, 2013 on Form 6-K (filed on May 7, 2013);

  •
  BPO's Certificate and Articles of Amendment dated April 29, 2013 on Form 6-K (filed on May 1, 2013);

  •
  BPO's Notice of Annual and Special Meeting of Shareholders, Management Proxy Circular and Proxy Card on Form 6-K (filed on March 28, 2013);

  •
  BPO's Press Release dated February 1, 2013 on Form 6-K (filed on February 1, 2013);

  •
  BPO's Press Release dated April 26, 2013 on Form 6-K (filed on April 26, 2013);

  •
  BPO's Press Release dated July 26, 2013 on Form 6-K (filed on July 26, 2013);

  •
  BPO's Press Release dated September 30, 2013 on Form 6-K (filed on September 30, 2013);

  •
  BPO Press Release dated October 25, 2013 on Form 6-K (filed on October 25, 2013);

  •
  BPO Press Release dated October 30, 2013 on Form 6-K (filed on October 30, 2013); and

  •
  BPO Press Release dated December 20, 2013 on Form 6-K (filed on December 20, 2013).

 GLOSSARY

"Acquisition Credit Facility" has the meaning ascribed thereto in Section 8 of the Circular, "Source of Offered Consideration";

"affiliate", unless otherwise indicated, has the meaning ascribed to the term "affiliate entity" in MI 61-101 as in effect at the date hereof;

"allowable capital loss" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Appointee" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"arm's length" has the meaning ascribed thereto under the Tax Act;

"associate", unless otherwise indicated, has the meaning ascribed thereto in the Securities Act as in effect at the date hereof;

"Australia" means Australia and New Zealand;

"Bank Group" has the meaning ascribed thereto in Section 8 of the Circular, "Source of Offered Consideration";

"Bermuda Exempted Partnerships Act" means the Exempted Partnerships Act 1992 (Bermuda), as amended;

"Bermuda Limited Partnership Act" means the Limited Partnership Act 1883 (Bermuda), as amended;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's BPO Common Shares into the Depositary's account at CDS or DTC;

"BOP Split" means Brookfield Property Split Corp., a corporation incorporated under the laws of British Columbia;

"BPO" means Brookfield Office Properties Inc., a corporation incorporated under the laws of Canada;

"BPO 40-F" means BPO's Annual Report on Form 40-F for the year ended December 31, 2012;

"BPO 4.00% Notes" means BPO's 4.00% senior unsecured notes due 2018;

"BPO 4.30% Notes" means BPO's 4.30% senior unsecured notes due 2017;

"BPO Board of Directors" means the board of directors of BPO;

"BPO Common Shares" means the common shares in the capital of BPO;

"BPO Form 6-K" means BPO's unaudited condensed consolidated financial statements filed as part of BPO's interim report on Form 6-K filed with the SEC on November 8, 2013;

"BPO Independent Committee" means the special committee of the BPO Board of Directors constituted to consider the Offer;

"BPO Preferred Shares" has the meaning ascribed thereto in Section 4 of the Circular, "Brookfield Office Properties Inc.";

"BPO Senior Notes" means the BPO 4.30% Notes and the BPO 4.00% Notes, collectively;

"BPO Valuation" has the meaning ascribed thereto in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations — Engagement of Morgan Stanley";

"BPY" means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

"BPY Filing Persons" means the Offerors and Brookfield Asset Management Inc.;

"BPY General Partner" means Brookfield Property Partners Limited, which serves as the general partner of Brookfield Property Partners;

"BPY Limited Partnership Agreement" means the second amended and restated limited partnership agreement of Brookfield Property Partners, dated August 8, 2013;

"BPY Options" has the meaning ascribed thereto in "Special Factors — Plans for BPO after the Offer; Certain Effects of the Offer — Treatment of Options and Other Share Based Compensation Awards";

"BPY Service Providers" means the affiliates of Brookfield that provide services to Brookfield Property Partners pursuant to the Master Services Agreement, which is currently Brookfield Global Property Advisor Limited, a subsidiary of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Property Advisor Limited from time to time to act as a Manager pursuant to the Master Services Agreement or to whom the Managers have subcontracted for the provision of such services;

"BPY Unitholder" means a holder of BPY Units;

"BPY Units" means the non-voting limited partnership units of Brookfield Property Partners;

"BPY Valuation" has the meaning ascribed thereto in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations — Engagement of Morgan Stanley";

"Brookfield" means Brookfield Asset Management and any subsidiary of Brookfield Asset Management;

"Brookfield Asset Management" means Brookfield Asset Management Inc.;

"Brookfield Property Partners" means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

"Business Day" means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or in Hamilton, Bermuda;

"Canadian Securities Administrators" means the provincial and territorial securities regulatory authorities in the provinces and territories of Canada;

"Canadian Securities Laws" means the Securities Act and all other applicable securities laws, rules and regulations and published policies thereunder in Canada;

"Canadian Shareholder" means a Shareholder who, for purposes of the Tax Act and, at all relevant times, is or is deemed to be resident in Canada or, in the case of a Shareholder that is a partnership, a Shareholder that is a "Canadian partnership" as defined in the Tax Act;

"CanHoldco" means Brookfield BPY Holdings Inc., a corporation incorporated under the laws of Ontario;

"CBCA" means the Canada Business Corporations Act, as amended from time to time;

"CDS" means CDS Clearing and Depository Services Inc. or its nominee (which is, at the date hereof, CDS & Co.);

"CDS Participant" means a direct or indirect participant of CDS;

"CDSX" means the computer system by which CDS Participants can deposit book-based shares to the Depository directly in lieu of completing and depositing a Letter of Transmittal to the Depositary;

"CFAs" means, collectively, "foreign affiliates" and "controlled foreign affiliates", each as defined in the Tax Act;

"Circular" means the take-over bid circular accompanying the Offer and forming part of the Offer;

"commercial property" or "commercial properties" means commercial and other real property which generates or has the potential to generate income, including office, retail, multi-family and industrial assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

"Compelled Acquisition" means the method by which a Shareholder may require the Offerors to acquire the Shareholder's BPO Common Shares on the terms of the Offer pursuant to the provisions of Section 206.1 of the CBCA;

"Compulsory Acquisition" has the meaning ascribed thereto in Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer";

"Consortium Liquidity Transactions" means Brookfield Property Partners' agreement to acquire additional shares and warrants of General Growth Properties, Inc. for total consideration of $1.4 billion, as further detailed in Annex A, "Business Overview — Recent Developments — GGP Liquidity Transaction";

"CRA" means the Canada Revenue Agency;

"Depositary" means Canadian Stock Transfer Company Inc., in its capacity as depositary for the Offer;

"Deposited BPO Common Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance";

"Depositing Shareholders" means Shareholders whose BPO Common Shares are deposited to the Offer and are not withdrawn;

"Director" means the director appointed under Section 260 of the CBCA;

"Dissenting Offeree" has the meaning ascribed thereto in Section 8 of the Special Factors, "Dissenters' Rights; Rule 13e-3";

"Distribution Amount" has the meaning ascribed thereto in Section 5 of the Circular, "Description of Exchange LP Units — Retraction of Exchange LP Units by Holders";

"Distributions" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions; Liens";

"DRS Statement" means a Direct Registration System statement delivered by the Depositary to Depositing Shareholders evidencing the registered ownership of Bank Shares issued pursuant to the Offer;

"DSU Plan" means the deferred share unit plans for the employees, officers and directors of BPO;

"DSUs" means the deferred share units awarded under the DSU Plan;

"DTC" means the Depositary Trust Company or its nominee (which is, at the date hereof, Cede & Co.);

"DTC Participants" means a direct or indirect participant of DTC;

"DTLA" has the meaning ascribed thereto in Section 21 of the Circular, "Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates";

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval database of the SEC;

"Effective Date" means the date on which the Offerors first take up and pay for BPO Common Shares deposited under the Offer;

"Elected Amount" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Election Deadline" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually participating organizations in a recognized stock exchange in Canada and/or the United States, members of IIROC, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"EST" means Eastern Standard Time;

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"Exchange LP" means Brookfield Office Properties Exchange LP, an Ontario exempted limited partnership;

"Exchange LP Partnership Agreement" means the limited partnership agreement of Exchange LP, as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

"Exchange LP Support Agreement" means an agreement to be made between Exchange LP and Brookfield Property Partners, as it may be supplemented, modified or amended from time to time in accordance with the terms thereof;

"Exchange LP Units" means the exchangeable limited partnership units of Exchange LP;

"Exchange Ratio" means 1;

"Expiry Time" means 5:00 p.m. (EST) on [_], 2014, subject to the Offerors' right to extend from time to time the period during which the BPO Common Shares may be tendered to the Offer as described in Section 5 of the Offer, "Extension and Variation of the Offer";

"FAPI" means "foreign accrual property income", as defined in the Tax Act;

"FATCA" means the Foreign Account Tax Compliance provisions of the United States Hiring Incentives to Restore Employment Act of 2010, as amended;

"FFO" has the meaning ascribed thereto in "Use of Non-IFRS Measures by Brookfield Property Partners";

"Foreign Tax Credit Generator Rules" has the meaning ascribed thereto in "Risk Factors — Risks Relating to Taxation of BPY — Canada;

"fully-diluted basis" means, with respect to the number of issued and outstanding BPO Common Shares at any time, such number of issued and outstanding BPO Common Shares calculated assuming that all Other Securities (excluding the BPO Preferred Shares) of BPO are converted into BPO Common Shares;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"GP ULC" means BOP Exchange GP ULC, an unlimited liability company incorporated under the laws of Alberta;

"Holder" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Holding Entities" means the primary holdings subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of Brookfield Property Partners' interests in its operating companies;

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board;

"Information" has the meaning ascribed thereto in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations — Assumptions and Limitations";

"Information Agent" means CST Phoenix Advisors, a division of CST Trust Company;

"insider" has the meaning ascribed thereto in the Securities Act as in effect at the date hereof;

"IRS" means the United States Internal Revenue Service;

"Joint Tax Election" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal (printed on YELLOW paper) in the form accompanying this document;

"Liquidation Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries) in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchange LP or any other distribution of the assets of Exchange LP among its holders for the purpose of winding-up its affairs;

"Lock-Up Agreements" has the meaning ascribed thereto in Section 6 of the Circular, "Agreements Relating to the Offer";

"Locked-Up Shareholders" has the meaning ascribed thereto in Section 6 of the Circular, "Agreements Relating to the Offer";

"Locked-Up Shares" has the meaning ascribed thereto in Section 6 of the Circular, "Agreements Relating to the Offer";

"Master Services Agreement" means the amended and restated master services agreement among the Service Recipients, the BPY Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

"Mark-to-Market Election" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences";

"Material Adverse Effect" means, when used in connection with a Person, any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, affairs, assets, liabilities (contingent or otherwise) obligations (whether absolute, accrued, conditional or otherwise), capitalization, businesses, operations or results of operations or prospects of that Person and its Subsidiaries taken as a whole;

"Maximum Cash Consideration" means $1,865,507,718;

"Maximum Unit Consideration" means 186,211,700 BPY Units;

"Maximum Take-Up Date Cash Consideration" means, in respect of a Take-Up Date, the Maximum Cash Consideration multiplied by a fraction the numerator of which is the number of BPO Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of BPO Common Shares to which the Offer relates;

"Maximum Take-Up Date Unit Consideration" means, in respect of a Take-Up Date, the Maximum Unit Consideration multiplied by a fraction the numerator of which is the number of BPO Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of BPO Common Shares to which the Offer relates;

"MI 61-101" means Multilateral Instrument 61-101, "Protection of Minority Security Holders in Special Transactions" of the Canadian Securities Administrators, as amended or replaced from time to time;

"Minority Approval" has the meaning ascribed thereto in Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer";

"Morgan Stanley" means Morgan Stanley Canada Limited;

"Morgan Stanley Engagement Agreement" has the meaning ascribed thereto in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations — Engagement of Morgan Stanley";

"MPG" has the meaning ascribed thereto in Section 21 of the Circular, "Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates";

"New BPY Credit Facility" has the meaning ascribed thereto in Section 8 of the Circular, "Source of Offered Consideration";

"NI 51-102" means National Instrument 51-102, "Continuous Disclosure Obligations" of the Canadian Securities Administrators, as amended or replaced from time to time;

"NOI" has the meaning ascribed thereto in "Use of Non-IFRS Measures by Brookfield Property Partners";

"nominee" means a registered broker or investment dealer, financial institution or other intermediary that holds BPO Common Shares on behalf of a Person who is not the registered holder of the BPO Common Shares;

"Non-Resident Holder" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations"

"Non-U.S. Holder" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery printed on GREEN paper in the form accompanying this document;

"NYSE" means the New York Stock Exchange;

"Offer" means the offer to purchase all of the outstanding BPO Common Shares made hereby to Shareholders (as it may be amended);

"Offered Consideration" has the meaning ascribed thereto on the cover page of this document;

"Offerors" means Brookfield Property Partners, BOP Split and Exchange LP;

"Offerors' Notice" has the meaning ascribed thereto in Section 8 of the Special Factors, "Dissenters' Rights; Rule 13e-3";

"operating entities" means the entities in which the Holding Entities hold interests and that directly or indirectly hold Brookfield Property Partners' real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

"Option Plans" means all plans of BPO providing options to purchase BPO Common Shares or Other Securities of BPO";

"Options" means options to purchase BPO Common Shares or Other Securities of BPO pursuant to the Option Plans;

"OSC" means the Ontario Securities Commission;

"Other Securities" means all securities convertible into, or exchangeable or exercisable for, BPO Common Shares, including the Options;

"Parties" means BPO and the Offerors; and "Party" means anyone of them;

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" means passive foreign investment company;

"Property Partnership" means Brookfield Property L.P., a Bermuda exempted limited partnership;

"Property Special LP" means Brookfield Property Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, which is a special limited partner of the Property Partnership;

"Purchased Securities" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"QEF Election" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences"

"Qualifying Income Exception" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences"

"Redemption Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units then outstanding (other than Exchange LP Units held by Brookfield Property Partners or its subsidiaries), notwithstanding any proposed redemption of the Exchange LP Units by Exchange LP;

"Redemption-Exchange Mechanism" are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of Brookfield Property Partners to acquire such interests (in lieu of such redemption) in exchange for BPY Units, as more fully described in Annex A, "Share Capital; Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism";

"Redemption-Exchange Units" means the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of Brookfield Property Partners to acquire such interests (in lieu of such redemption) in exchange for BPY Units, pursuant to the Redemption-Exchange Mechanism;

"Registered Plans" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — Eligibility for Investment";

"REIT" means real estate investment trust;

"Relationship Agreement" means the relationship agreement entered into among Brookfield Property Partners, the Property Partnership, the Holding Entities, the BPY Service Providers and Brookfield Asset Management that governs aspects of the relationship among such parties, as amended;

"Resident Holder" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Retraction Call Right" means the overriding right of Brookfield Property Partners to purchase all but not less than all of the Exchange LP Units that a holder of Exchange LP Units requests Exchange LP to redeem;

"RRIF" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — Eligibility for Investment";

"RRSP" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — Eligibility for Investment";

"RSs" means the BPO restricted share awards;

"SEC" means the U.S. Securities and Exchange Commission;

"Second Stage Alternative" has the meaning ascribed thereto in Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction";

"Securities Act" means the Securities Act (Ontario) as amended, and the rules, regulations and published policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"Securities Regulatory Authorities" means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which BPO is a reporting issuer (or the equivalent), (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the SEC, in each case having or claiming jurisdiction over BPO, and (iii) the TSX and the NYSE;

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

"Service Recipients" means Brookfield Property Partners, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity;

"Shareholders" means holders of BPO Common Shares;

"SIFT Rules" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — SIFT Partnership";

"SIFT Tax" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — SIFT Partnership";

"spin-off" means the special dividend of BPY Units by Brookfield Asset Management on April 15, 2013 as described in Annex A, "Information on the Company — History and Development of the Company";

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 24 of the Circular, "Acquisition of BPO Common Shares Not Deposited Under the Offer";

"Subsequent Offering Period" has the meaning ascribed thereto in Section 2 of the Offer, "Time for Acceptance";

"subsidiaries" means, with respect to a specified body corporate, any body corporate (other than a mutual fund corporation) of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, or publicly announced as in the process of being acquired, directly or indirectly, by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Take-Up Date" means a date upon which the Offerors take up or acquire BPO Common Shares pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. The Offerors reserve the right, to the extent permitted by applicable Law, to have multiple Take-Up Dates;

"Tax Act" means the Income Tax Act (Canada), as amended and the regulations promulgated thereunder, and any successor legislation thereto;

"Tax Proposals" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"taxable capital gain" has the meaning ascribed thereto in Section 25 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"TFSA" has the meaning ascribed thereto in "Risk Factors — Canadian Tax Risk Factors relating to the Offer — Eligibility for Investment";

"Treaty" means the Canada-United States Tax Convention (1980);

"TSX" means the Toronto Stock Exchange;

"U.S. GAAP" means United States generally accepted accounting principles;

"U.S. Holder" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences";

"U.S. Internal Revenue Code" has the meaning ascribed thereto in "Risk Factors — United States Tax Risk Factors relating to the Offer — If the exchange of BPO Common Shares for BPY Units pursuant to the Offer does not qualify as a tax-free exchange, then Shareholders that are U.S. taxpayers may recognize U.S. taxable gain";

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

"U.S. Person" means a "U.S. person" as defined in Regulation S under the U.S. Securities Act;

"U.S. Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Treasury Regulations" has the meaning ascribed thereto in Section 26 of the Circular, "Material United States Federal Income Tax Consequences";

"UBTI" means unrelated business taxable income; and

"Valuations" has the meaning ascribed thereto in Section 6 of the Special Factors, "Reports, Opinions, Appraisals and Negotiations — Engagement of Morgan Stanley".

 CONSENT OF TORYS LLP

TO: The Boards of Directors of Brookfield Property Partners Limited, on behalf of Brookfield Property Partners L.P., Brookfield Property Split Corp. and, BOP Exchange GP ULC, on behalf of Brookfield Office Properties Exchange LP (together, the "Offerors")

        We hereby consent to the reference to our name and opinions contained under "Certain Canadian Federal Income Tax Considerations" and "Material United States Federal Income Tax Consequences" and our name under "Legal Matters", in the Circular accompanying the Offer dated [          ], 2014 made by the Offerors to the holders of common shares of Brookfield Office Properties Inc.

/s/ TORYS LLP

Toronto, Ontario
 [          ], 2014

 CONSENT OF MORGAN STANLEY CANADA LIMITED

        TO: The Boards of Directors of Brookfield Property Partners Limited, on behalf of Brookfield Property Partners L.P., Brookfield Property Split Corp. and BOP Exchange GP ULC, on behalf of Brookfield Office Properties Exchange LP (together, the "Offerors")

        We refer to the formal valuations dated December 19, 2013 (the "Valuations"), which we prepared for the Independent Committee of the Board of Directors of Brookfield Office Properties Inc. in connection with the proposed offer to be made by the Offerors to the holders of common shares of Brookfield Office Properties Inc., other than Brookfield Property Partners L.P., as publicly disclosed by Brookfield Property Partners Limited on December 20, 2013. We hereby consent to (i) the inclusion of the Valuations as Annex C to the Offer to Purchase of the Offerors, which is part of the Registration Statement on Form F-4 of Brookfield Property Partners Limited filed with the United States Securities and Exchange Commission on December 23, 2013 (the "Registration Statement"), the description of the Valuations and the references to our name in the Offer to Purchase under the heading "Special Factors — Reports, Opinions, Appraisals and Negotiations", and (ii) the filing of the Valuations with the applicable Canadian Securities Administrators. For the avoidance of doubt, the foregoing consent is limited to the date hereof and does not apply with respect to any Registration Statement dated subsequent to the date hereof. In giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended (the "Securities Act"), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act or the rules and regulations promulgated thereunder.

/s/ MORGAN STANLEY CANADA LIMITED

Toronto, Ontario
December 23, 2013

 CERTIFICATE OF BROOKFIELD PROPERTY PARTNERS L.P.

        The foregoing, together with the documents incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

Dated: [          ], 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer of one of its service providers, Brookfield Property Group LLC	By: (Signed) JOHN STINEBAUGH Chief Financial Officer of one of its service providers, Brookfield Property Group LLC

On behalf of the Board of Directors of its general partner, Brookfield Property Partners Limited

By: (Signed) [ ]	By: (Signed) [ ]

 CERTIFICATE OF BROOKFIELD PROPERTY SPLIT CORP.

        The foregoing, together with the documents incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

Dated: [          ], 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer	By: (Signed) JOHN STINEBAUGH Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) DAVID ARTHUR	By: (Signed) MURRAY GOLDFARB	By: (Signed) JEFFREY M. BLIDNER

 CERTIFICATE OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

        The foregoing, together with the documents incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

Dated: [          ], 2014

By: (Signed) RICHARD B. CLARK Chief Executive Officer of its general partner, BOP Exchange GP ULC	By: (Signed) JOHN STINEBAUGH Chief Financial Officer of its general partner, BOP Exchange GP ULC

On behalf of the Board of Directors of its general partner, BOP Exchange GP ULC

By: (Signed) DAVID ARTHUR	By: (Signed) MURRAY GOLDFARB	By: (Signed) JEFFREY M. BLIDNER

 ANNEX A

INFORMATION CONCERNING BROOKFIELD PROPERTY PARTNERS L.P.

        The following information should be read in conjunction with the information concerning Brookfield Property Partners appearing elsewhere in this document. Capitalized terms not otherwise defined in Annex A are defined therein under "Introduction and Use of Certain Terms".

INTRODUCTION AND USE OF CERTAIN TERMS

        We have prepared this Annex A using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Annex A:

  •
  all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property; and

  •
  all financial information is presented in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, ("IASB"), other than certain non-IFRS financial measures which are defined under "Use of Non-IFRS Measures".

        In this Annex A, unless the context suggests otherwise, references to "we", "us" and "our" are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together. Unless the context suggests otherwise, in this Annex A references to:

  •
  "assets under management" are to assets managed by us or by Brookfield on behalf of our third party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

  •
  "our business" are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

  •
  "our company" or "our partnership" are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

  •
  "our limited partnership agreement" are to the second amended and restated limited partnership agreement of our company entered into on August 8, 2013;

  •
  "our portfolio" are to the commercial property assets in our office, retail, multi-family, industrial and other platforms, as applicable;

  •
  the "Service Providers" are to the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which is currently Brookfield Global Property Advisor Limited, a subsidiary of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Property Advisor Limited from time to time to act as a Service Provider pursuant to our Master Services Agreement or to whom the Service Providers have subcontracted for the provision of such services;

  •
  "our units" and "units of our company" are to the non-voting limited partnership units in our company and references to "our unitholders" and "our limited partners" are to the holders of our units.

        Capitalized terms used but not defined in this Annex A shall have the meaning set forth in "Glossary" of the offer to purchase.

Historical Performance and Market Data

        This Annex A contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

        The financial information contained in this Annex A is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. In this Annex A, all references to "$" are to U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros and Brazilian Reals are identified as "C$", "A$", "£", "€" and "R$", respectively.

Currency of Information

        Unless otherwise indicated, information in this Annex A is given as of September 30, 2013.

Use of Non-IFRS Measures

        In addition to results reported in accordance with IFRS, we use certain non-IFRS financial measures, such as property net operating income ("NOI") and funds from operations ("FFO") to evaluate our performance and to determine the net asset values of our business. These terms do not have standard meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI and FFO should not be regarded as alternatives to other financial reporting measures prepared in accordance with IFRS and should not be considered in isolation or as substitutes for measures prepared in accordance with IFRS.

        We define NOI as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets. NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from "Existing properties", or "same store" basis, and NOI from "Additions, dispositions and other". NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments, and "one-time items", which for the historical periods presented consists primarily of lease termination income. NOI presented within "Additions, dispositions and other" includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the "Existing properties" portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same store basis based on the nature of the investments as the variances between same store and total NOI are not material.

        Our definition of FFO includes all of the adjustments that are outlined in the definition of funds from operations of the National Association of Real Estate Investment Trusts ("NAREIT"), including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if the company was organized as a REIT that determined net income in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses) (including equity accounted fair value gains (losses)), realized gains (losses), depreciation and amortization of real estate assets and income tax expense (benefits), it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

        On pages A-52 and A-67 of this Annex A, we provide reconciliation of NOI and FFO to net income (loss) for the period presented. We urge you to review the IFRS financial measures in this Annex A, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annex A contains "forward-looking information" within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects", "anticipates", "plans", "believes", "estimates", "seeks", "intends", "targets", "projects", "forecasts", "likely", or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

        Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

        Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants' financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our company was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our company's head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our company's telephone number is +441 294-3309.

        Our company was established by Brookfield Asset Management as its primary vehicle to own and operate certain commercial property operations, including office, retail, multi-family and industrial assets, on a global basis. Our partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BPY" and "BPY.UN", respectively.

        On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management's Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in our partnership, with Brookfield Asset Management retaining units of our partnership, redeemable/exchangeable units of the Property Partnership, and a 1% general partner interest in the Property Partnership through Brookfield Property GP L.P., an indirect wholly-owned subsidiary of Brookfield Asset Management.

        On August 8, 2013, we effected a restructuring pursuant to which the Property Partnership's limited partnership agreement was amended to make our company the managing general partner of the Property Partnership and to make Property Special LP, the former general partner of the Property Partnership, a special limited partner of the Property Partnership. This change was made in order to simplify our governance structure and to more clearly delineate our company's governance rights in respect of the Property Partnership. As a result, the voting agreement between our company and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Property Partnership's former general partner as directed by our company, was terminated and related changes were made to our limited partnership agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the BPY General Partner and the former general partner of the Property Partnership. The economic interests of our company and Brookfield in the Property Partnership were not affected by these changes. See "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement" and "Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement".

        On November 15, 2013, we acquired additional shares and warrants of General Growth Properties, Inc. ("GGP") for total consideration of $1.4 billion. As a result of the acquisition, we increased our fully-diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, Brookfield Property Partners' fully-diluted interest in GGP was 23%. On November 15, we acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares, as well as 1.1 million common shares of Rouse Properties, Inc. ("Rouse"). The acquisition was funded through the issuance of $435 million of our units to Investment Corporation of Dubai and other institutional investors and $995 million of Redemption-Exchange Units to Brookfield. Following the equity issuances, Brookfield's interest in our company (on a fully-exchanged basis) decreased from approximately 92% to approximately 89%. See "Related Party Transactions — GGP Liquidity Transaction".

        Our company's sole direct investment is a managing general partner interest in the Property Partnership. The commercial property operations transferred to our partnership through the spin-off included substantially all of the commercial property operations of Brookfield Asset Management.

        Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interest to be reduced from its current level over time through mergers, treasury issuances or secondary sales.

        Our general partner is a wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

BUSINESS OVERVIEW

Overview of our Business

        Our company is a leading global owner, operator and investor in high quality commercial property. We invest in well-located real estate assets that generate, or have the potential to generate, long-term, predictable and sustainable cash flows with attractive growth and development potential in some of the world's most resilient and dynamic markets. We seek to enhance the cash flows and value of these assets through active asset management and our operations-oriented approach. Our properties are located in North America, Europe, Australia and Brazil and we may pursue growth in other markets where we identify attractive opportunities to build operating platforms or acquire assets and to achieve strong risk-adjusted returns. We strive to invest at attractive valuations, capitalizing on distress situations where possible, creating opportunities for superior valuation gains and cash flow returns, and to monetize assets at appropriate times to realize value.

        We are Brookfield's flagship public commercial property entity and the primary entity through which Brookfield Asset Management owns and operates these businesses on a global basis. We are positioned to provide unitholders with the opportunity to benefit from Brookfield's global presence, operating experience, execution capabilities and relationships.

        Given the size and scope of our real estate business, we believe that we will have significant flexibility in sourcing and allocating capital on a global basis and a strong global franchise to generate growth. We plan to grow by acquiring positions of control or significant influence over the assets in which we invest using a variety of strategies to target assets directly or through portfolios and corporate entities. Our goal is to be a premier entity for investors seeking exposure to commercial property across a wide spectrum of real estate sectors and geographies.

        Our portfolio as of September 30, 2013 included interests in 152 office properties totaling 88 million square feet and 164 retail properties containing approximately 153 million square feet. We also held interests in a 18 million square foot office development pipeline and a $2 billion retail redevelopment pipeline as further discussed below. In addition, as of September 30, 2013, we had an expanding multi-family and industrial platform which consisted of interests in over 20,000 multi-family units and over 37 million square feet of industrial space, as well as eight hotel assets with approximately 7,500 rooms and commercial real estate mortgages and mezzanine loans.

        The charts below present the equity before non-controlling interests of others in operating subsidiaries of our portfolio by asset class and by geographic location as at September 30, 2013:

Equity before non-controlling interests of others in operating subsidiaries by asset class	Equity before non-controlling interests of others in operating subsidiaries by geographic location

        Information regarding the revenues attributable to each of our operating platforms and the geographic locations in which we operate is presented in Note 30 to the unaudited condensed consolidated financial statements as at September 30, 2013 and December 31, 2012 and for the three and nine month periods ended September 30, 2013 and September 30, 2012 included elsewhere in this Annex A.

Our Business Strategy

        We invest in well-located real estate assets that generate, or have the potential to generate, long-term, predictable and sustainable cash flows with attractive growth and development potential in some of the world's most resilient and dynamic markets. We seek to enhance these cash flows through active asset management and our operations-oriented approach. Our properties are located in North America, Europe, Australia and Brazil and we may pursue growth in other markets where we identify attractive opportunities to build operating platforms or acquire assets and to achieve strong risk-adjusted returns.

        We strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, and to monetize assets at appropriate times to realize value. At all points along the risk-return spectrum, we draw on the resources and local market intelligence of our operating entities. We believe our strategy will enable us to generate a high level of stable and sustainable cash flows in our core properties while allowing us to pursue opportunistic returns by taking advantage of dislocations and inefficiencies in the various real estate markets in which we operate. In executing these strategies, we leverage our established property platform, our strategic relationship with Brookfield and our large capitalization to grow our business over time.

        To execute our strategy, we seek to:

  •
  have "best-in-class" operating platforms with high quality real estate assets that are financed with conservative, long-term asset financing, with limited recourse to our company;

  •
  maintain a high level of financial liquidity and operational flexibility to be able to capitalize on opportunities to enhance value through acquisitions, development activity and operational improvements;

  •
  invest where we possess competitive advantages;

  •
  acquire assets on a value basis with a goal of maximizing return on capital;

  •
  build sustainable cash flows to reduce risk and lower the cost of capital; and

  •
  recognize that superior returns often require contrarian thinking.

        Given the size and scope of our real estate business, we believe that we have significant flexibility in sourcing and allocating capital on a global basis and a strong global franchise to generate growth. We are not a passive investor. We plan to grow by acquiring positions of control or significant influence over the assets in which we invest using a variety of strategies to target assets directly or through portfolios and corporate entities. We seek to create value and reduce the risk profile of portfolio assets through our in-house property management, leasing, brokerage, development and construction capabilities where appropriate.

        We are primarily focused on commercial property and have therefore not acquired Brookfield's residential land development, home building, construction, real estate advisory services and other similar operations and service businesses. However, we may pursue acquisitions in those sectors, either as part of commercial property acquisitions or on a stand-alone basis, if it would allow us to generate attractive returns.

        An integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of commercial property and Brookfield may in the future establish similar funds.

Competitive Strengths

        We believe that a number of competitive strengths differentiate us from other commercial real estate companies.

  •
  Global Scale.  We are one of the world's largest publicly-traded commercial property owners. Coupled with Brookfield's global presence, operating experience, execution capabilities and relationships, our scale and presence should permit us to source and execute large-scale transactions across a wide spectrum of real estate sectors and geographies.

  •
  Sector and Geographic Diversification.  We intend to leverage the size and scope of our operating platforms to provide increased revenue diversity and scale, financial strength and capital deployment. Because we have interests in office, retail, multi-family and industrial assets in North America, Europe, Australia and Brazil, as well as local teams on the ground in such markets, we expect our opportunities to be greater and our revenue streams to be more stable than if we were focused on a single type of real property or one geographic region. Our diversification positions us well to pursue growth through development, opportunistic and turn-around strategies and select investments in emerging and high-growth markets.

  •
  Superior Operating Capabilities.  Brookfield's operating experience and expertise should provide a strong pipeline of deal flow, sourcing capabilities and industry visibility, market-specific underwriting expertise, and the ability to add value at the property and operations level. As we pursue opportunities in the various markets in which we operate, we will benefit from Brookfield's experience in owning, operating and investing in high quality commercial properties, sourcing and structuring deals with financial and regulatory complexity, executing opportunistic strategies and turnarounds, and employing an operations-oriented approach to adding value by leveraging the strength of our operating entities.

  •
  Stable and Growing Cash Flow.  We believe we will have sustainable and growing cash flow which will be underpinned by our high quality assets, quality credit tenant base and long term lease expiry profile. Our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis. We are targeting an initial pay-out ratio of approximately 80% of FFO and are initially pursuing a distribution growth rate target in the range of 3% to 5% annually.

      We have established the initial distribution level and the targeted distribution growth rate based on our projections for the amount of FFO that will be generated by us in the short to medium term. The projections were generated through analyzing the total underlying operating cashflows of all the investments held by us considering in-place revenue streams and capital investment plans. Our entitlement to the underlying operating cashflows in the operating entities were then weighed against reinvestment opportunities within those entities to determine the appropriate balance between distributions and reinvestment and the most appropriate allocation of capital and financing to maximize risk adjusted returns.

      We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets. In recent years, Brookfield has agreed to dividend policies that minimize distributions from these investments in favor of reinvestment in the underlying businesses, and has additionally participated in programs that reinvest distributions actually received by Brookfield into these investments, such as dividend reinvestment plans. Additionally, Brookfield historically has not made distributions to its shareholders in amounts equivalent to 80% of its FFO in light of the various businesses in which it operates. Since our company will be Brookfield's flagship public commercial property entity, the distributions we have projected to pay are more in line with other companies that focus on commercial property operations. In cases where potential underlying operating cashflow distributions are deferred by us in our operating platforms in favor of reinvestment, we may be required to finance, in the short term, payment of our distributions to our unitholders. To maintain distributions at a level reflective of the total underlying operating cashflow, there are a number of alternatives available to us that are described in further detail herein, including (a) using borrowings under the $550 million in committed unsecured revolving credit availability that we have under eleven separate credit agreements that our company and certain of our key holding companies have entered into with eleven lenders and any other credit facility that we may enter into in the future, (b) our company electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are to be held by Brookfield in accordance with the Property Partnership's limited partnership agreement, (c) the payment of all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units, (d) the payment of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units and (e) utilizing capital returned from our diversified asset base where reinvestment opportunities are determined to be less attractive.

      However, despite our projections and the alternative methods available to us to maintain our distribution level, there can be no assurance that we will be able to make distributions of approximately $1.00 per unit on an annualized basis or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts. Although we may use distributions from our operating entities, the proceeds of sales of certain of our direct investments and/or borrowings to fund any shortfall in distributions, we may not be able to do so on a consistent and sustainable basis, and, following our offer to purchase commons shares of Brookfield Office Properties Inc. ("Brookfield Office Properties"), a portion of these amounts will be needed to repay amounts borrowed under our credit facility to fund such offer. Our ability to make distributions will depend on several factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities.

  •
  Brookfield's Flagship Commercial Property Entity.  We are the primary entity through which Brookfield Asset Management owns and operates its commercial property businesses on a global basis. As such, Brookfield Asset Management has agreed to offer us the opportunity to take-up Brookfield's share in any investment in commercial property that is suitable for us. We have access to Brookfield's private investments through our right to take up Brookfield's share in them, including investments in opportunistic, real estate finance and property operations in select emerging markets. Our goal is to have a majority controlling interest or a significant influence in each of these investments.

  •
  Capitalization and Growth.  Our significant market capitalization and listings on the NYSE and the TSX provide us with an attractive currency to source and execute large-scale transactions, typically as the lead investor, across a wide spectrum of real estate sectors and geographies. We will also seek opportunities to grow our portfolio by re-allocating capital from stabilized investments to more accretive opportunities where appropriate risk-adjusted returns can be earned.

Development of our Business

        Brookfield and its predecessor companies have been active in various facets of the real estate business since the 1920s. Canadian Arena Corporation, the predecessor company to Brookfield Office Properties, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the hockey franchise in 1978.

        In 1976, Brookfield expanded its real estate interests by acquiring a controlling interest in one of Canada's largest public real estate companies. The steady escalation in commercial property values over the next ten years provided the capital base to expand. Brookfield took advantage of falling real estate values during the recession of the early 1990s to upgrade and expand its directly owned commercial property portfolio. In 2003, Brookfield made its first investments outside of North America by making property investments in the United Kingdom. Brookfield further expanded outside of North America in 2007 by making property investments in Australia.

        The accumulation of our portfolio of assets was completed through various corporate and property purchases, including the following acquisitions:

  •
  BCE Developments — 7 million square feet: In 1990, Brookfield acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Developments. In 1994, this interest was increased to 100%. Brookfield Place, Brookfield's flagship office complex in Toronto, was acquired in this transaction.

  •
  Olympia & York U.S.A. — 14.7 million square feet: In 1996, Brookfield acquired a 46% interest in World Financial Properties LP, the corporation formed from the bankruptcy of Olympia & York, which included three of the four towers of Brookfield Place New York (formerly, World Financial Center), One Liberty Plaza and 245 Park Avenue in Manhattan. Brookfield subsequently increased its interest to 99.4%.

  •
  Trizec Western Canada — 3.5 million square feet: In 2000, Brookfield acquired a portfolio of Calgary properties, including the Bankers Hall complex.

  •
  United Kingdom — 8.8 million square feet: In 2003, Brookfield acquired a 9% interest in Canary Wharf Group plc ("Canary Wharf"), marking its entry into the United Kingdom real estate market. Canary Wharf owned and operated 8.8 million square feet of office and retail properties at that time and had 1 million square feet of office space under construction. Brookfield's interest in Canary Wharf was increased to approximately 22% in 2010. In 2005, Brookfield also purchased an 80% interest in a 555,000 square foot office property at 20 Canada Square, Canary Wharf, London. Brookfield now owns 100% of this property. In addition, in 2010, Brookfield acquired a 50% stake in 100 Bishopsgate, a development site in the City of London and increased its stake to 87.5% in 2012.

  •
  O&Y Properties/O&Y REIT — 11.6 million square feet: In 2005, Brookfield acquired 100% of O&Y with other partners and continues to own a direct 25% interest in a portfolio of high-quality office properties owned by O&Y Properties and O&Y REIT in Toronto, Ottawa, Calgary and Edmonton with a consortium of investors.

  •
  Trizec Properties/Trizec Canada — 26 million square feet: In 2006, Brookfield acquired Trizec's portfolio of 58 office properties in New York, Washington, D.C., Los Angeles and Houston in a joint venture with a partner.

  •
  Brazil — 2.5 million square feet: In 2007, Brookfield's retail property fund in Brazil entered into an agreement to acquire five high-quality shopping centers in São Paulo and Rio de Janeiro. This acquisition expanded Brookfield's portfolio to approximately 2.5 million square feet of retail centers in south-central Brazil.

  •
  Australia Portfolio — 6.2 million square feet: In 2007, Brookfield acquired Multiplex Limited and Multiplex Property Trust, or Multiplex, an Australian commercial property owner and developer. Multiplex's assets included approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio.

  •
  General Growth Properties, Inc. — 160 million square feet: In 2010, Brookfield led the recapitalization of GGP, the second largest mall owner in the United States with 166 malls as at December 31, 2011. In 2011, Brookfield acquired an additional 113.3 million common shares of GGP, giving Brookfield and its consortium partners an approximately 38% equity interest in GGP (Brookfield's interest is approximately 21%). In January 2012, GGP spun-off Rouse Properties, Inc., or Rouse, which at the time of the spin-off held a portfolio of 30 malls. As of November 15, 2013, our company owned approximately 28% of the common shares of GGP plus warrants that would increase our ownership to 32% and approximately 39% of the common shares of Rouse.

  •
  Hammerson Portfolio — In 2012, Brookfield Office Properties announced the acquisition of the Hammerson portfolio in the City of London for approximately $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density. 99 Bishopsgate and a group of smaller assets closed in September 2012; 125 Old Broad Street and Leadenhall Court closed in June 2013.

  •
  Industrial Portfolio — In partnership with institutional investors, we recently made three major industrial acquisitions that have created a leading international industrial property platform. In North America, we acquired Verde Realty Operating Partnership, L.P. ("Verde") in December 2012 and, in October 2013, we closed on the acquisition of Industrial Developments International Inc. ("IDI") from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction. In Europe, we acquired EZW Gazeley Limited ("Gazeley") from Economic Zones World, part of Dubai World, in June 2013. Combined, our industrial portfolio comprises approximately 64 million square feet of operating and 79 million square feet of development assets.

Operating Platforms

        Our business is organized in three operating platforms, with assets as of September 30, 2013 as set forth in the diagram below. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

        As at the dates set out below, we held our commercial property operations through our interests in the entities and groups of assets set out below.

Operations	% Ownership at September 30, 2013	% Ownership at December 31, 2012	% Ownership at December 31, 2011	% Ownership at December 31, 2010
Office
Brookfield Office Properties Inc.(1)	49%	50%	50%	50%
Interest in Australia(2)	100%	100%	100%	100%
Europe	100%	100%	100%	100%
Canary Wharf Group plc	22%	22%	22%	22%
Brazil	100%	80%	80%	—
Other	25% – 31%	25% – 40%	25%	—
Retail
General Growth Properties, Inc.(3)	22%	21%	21%	8%
Rouse Properties, Inc.(4)	37%	36%	—	—
Brazil Retail Fund	35%	35%	35%	25%
Interest in Australia	100%	100%	100%	100%
Europe	—	—	—	100%
Multi-Family, Industrial and Other(5)
Multi-Family (through various funds)	13% – 50%	13% – 52%	10% – 52%	29% – 52%
Industrial (through various funds)	30% – 40%	29% – 40%	29%	—
Other	12% – 82%	13% – 82%	25% – 82%	28% – 82%

(1)
Our interest in Brookfield Office Properties consists of 49.3% of its outstanding common shares and 97.2% of its outstanding voting preferred shares. Brookfield Office Properties owns an approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximately 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties.
(2)
Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.

(3)
As at November 15, 2013, our interest in GGP consists of an economic interest in approximately 28% (34% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were "in-the-money" as at November 15, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants).
(4)
Rouse is a NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at November 15, 2013, we had interests of approximately 39% of the outstanding shares of common stock.
(5)
Our economic interest set forth in the table above is reflected as a range because we hold certain of our multi-family, industrial and other investment assets through a combination of different funds in which we hold varying economic interests.

Office Platform

        Our strategy for our office platform includes:

  •
  Growing our high quality portfolio.  We are continuing to grow our high quality office portfolio in gateway cities. We seek to build a diversified global presence by targeting markets primarily underpinned by major financial, energy and professional services businesses in key urban centers in North America, Australia, and Europe. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

  •
  Optimizing rental revenues.  In order to ensure the long-term sustainability of rental revenues through economic cycles, we seek to continue to attract tenants with strong credit quality, maintain high occupancy levels through proactive leasing initiatives across our portfolio and initiate mark-to-market opportunities on leases.

  •
  Adding value through development.  We seek to add value across our portfolio by enhancing existing portfolio properties through major capital projects on a selective basis and by creating "best-in-class" new office stock in premium locations through development initiatives.

  •
  Utilizing a prudent capital structure.  We seek to generate strong risk-adjusted returns by utilizing conservative financing structures while pursuing liquidity initiatives across our portfolio.

        As at September 30, 2013, our office portfolio consisted of interests in 152 properties containing 88 million square feet of commercial office space. The majority of these properties are located in the central business districts of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne, Perth and London, making us a global leader in the ownership and management of high-quality office assets. Landmark properties include Brookfield Place in New York, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. Of the total 152 properties in our office portfolio, 123 properties containing approximately 74 million square feet are consolidated under IFRS and 29 properties containing approximately 14 million square feet are equity accounted under IFRS.

        The following is a brief overview of the office property assets in our portfolio and the office property markets in which we operate as at September 30, 2013:

	Number of Properties	Total Area (000's Sq. Ft.)	Average Market Occupancy Rate (%)	Our Average Occupancy Rate (%)	Market Net Rent ($/Sq. Ft.)	Average In-Place Net rent ($/Sq. Ft.)
United States	88	44,815	88.3%	86.7%	$31.62	$27.10
Canada	28	16,714	94.4%	96.8%	31.75	26.13
Australia	31	10,134	89.6%	97.6%	52.48	49.22
Europe(1)	5	1,344	90.4%	94.5%	75.92	75.01

Total/Avg	152	73,007	89.5%	90.6%	35.62	31.09

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        The table below presents the following information on the assets in our office platform by geographic location as at September 30, 2013: (i) the number of properties, the percentage of the space under lease and the size of the office, retail, leasable, parking and total space in our office portfolio, which provides information as if we own 100% of the office assets in which we have an interest; (ii) our proportionate interest in those office assets before considering non-controlling interests; (iii) our proportionate interest in those office assets net of non-controlling interests; and (iv) our pro-forma proportionate interest net of non-controlling interests reflecting clause (iii) above and the Redemption-Exchange Units held by Brookfield. We believe information presented as if we own 100% of each of the properties provides an appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and to other properties in the market. In addition, we have separated the properties in which we have an interest into two additional categories: (i) properties that are consolidated under IFRS; and (ii) properties that are equity accounted under IFRS. Our proportionate interests in the investments demonstrate our ability to manage the underlying economics of the relevant investments, including the financial performance and cash flows. Proportionate interest in the assets net of non-controlling interests represents our economic interest in the underlying property and is relevant because it represents the net assets and operations of the underlying property that we manage that are directly attributable to us.

								Proportionate at subsidiary-level(2)
			Assets Under Management								Proportionate(3)		Pro-forma Proportionate(4)
	Number of properties
Office Property Portfolio(1) (Sq. ft. in 000's)		Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
U.S. Properties
New York	7	95.5%	13,079	360	13,439	555	13,994	97%	12,971	13,512	6,399	6,667	1,099	1,145
Boston	1	74.6%	771	25	796	236	1,032	99%	791	1,025	390	506	67	87
Washington, D.C.	30	87.0%	5,952	264	6,216	3,447	9,663	86%	5,319	8,324	2,625	4,107	451	706
Los Angeles	18	79.2%	4,866	361	5,227	1,939	7,166	88%	4,650	6,284	1,994	2,800	343	481
San Diego	2	61.5%	338	—	338	—	338	100%	338	338	102	102	18	18
Houston	8	89.3%	6,836	127	6,963	2,210	9,173	79%	5,621	7,262	2,774	3,583	477	616
Denver	2	71.4%	2,595	48	2,643	1,092	3,735	75%	1,998	2,806	986	1,384	169	237
Seattle	2	88.7%	696	3	699	157	856	100%	699	856	344	421	59	72

	70	87.9%	35,133	1,188	36,321	9,636	45,957	88%	32,387	40,407	15,614	19,570	2,683	3,362

Canadian Properties
Toronto	12	94.3%	8,002	748	8,750	1,851	10,601	54%	4,720	5,746	2,337	2,844	402	489
Calgary	8	99.7%	5,330	305	5,635	1,194	6,829	42%	2,366	2,869	1,168	1,415	201	243
Ottawa	6	99.7%	1,711	33	1,744	804	2,548	21%	366	535	180	263	31	45
Vancouver	1	96.9%	488	94	582	258	840	83%	483	697	240	346	42	60
Other	1	100.0%	—	3	3	—	3	83%	2	2	1	1	—	—

	28	96.8%	15,531	1,183	16,714	4,107	20,821	47%	7,937	9,849	3,926	4,869	676	837

Australian Properties
Sydney	8	99.3%	1,280	275	1,555	203	1,758	74%	1,159	1,300	699	787	120	135
Melbourne	2	99.8%	1,334	33	1,367	133	1,500	93%	1,275	1,401	629	691	108	119
Brisbane	2	89.3%	480	40	520	28	548	79%	412	433	412	433	71	75
Perth	3	99.6%	1,431	105	1,536	60	1,596	77%	1,188	1,231	586	607	101	105
New Zealand	6	96.7%	707	29	736	105	841	100%	736	841	324	370	55	63

	21	98.3%	5,232	482	5,714	529	6,243	83%	4,770	5,206	2,650	2,888	455	497

European Properties
London	4	92.8%	1,001	24	1,025	24	1,049	100%	1,025	1,049	787	809	135	139

	4	92.8%	1,001	24	1,025	24	1,049	100%	1,025	1,049	787	809	135	139

Total Consolidated Properties	123	91.5%	56,897	2,877	59,774	14,296	74,070	76%	46,119	56,511	22,977	28,136	3,949	4,835

(1)
Does not include office assets held within our opportunistic investments platform or our approximately 22% interest in Canary Wharf.
(2)
Reflects our company's interest before considering non-controlling interests, such as non-controlling interests in Brookfield Office Properties and Multiplex New Zealand Property Fund.
(3)
Reflects our company's interest net of non-controlling interests described in note (2) above.
(4)
Reflects our company's pro-forma proportionate interest net of non-controlling interests described in note (3) above and the Redemption-Exchange Units held by Brookfield.

								Proportionate at subsidiary-level(2)
			Assets Under Management								Proportionate(3)		Pro-forma Proportionate(4)
	Number of properties
Office Property Portfolio(1) (Sq. ft. in 000's)		Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
EQUITY ACCOUNTED PROPERTIES
U.S. Properties
New York	3	85.3%	4,934	175	5,109	92	5,201	56%	2,886	2,934	1,420	1,443	244	248
Los Angeles	6	77.6%	1,869	15	1,884	389	2,273	72%	1,473	1,637	412	493	71	85
San Diego	1	84.0%	123	—	123	—	123	100%	123	123	27	27	5	5
San Francisco/San Jose	2	79.9%	432	—	432	—	432	100%	432	432	96	96	16	16
Denver	2	80.5%	582	—	582	—	582	100%	582	582	129	129	22	22
Seattle	4	53.0%	364	—	364	—	364	100%	364	364	81	81	14	14

	18	81.6%	8,304	190	8,494	481	8,975	67%	5,860	6,072	2,165	2,269	372	390

Australian Properties
Sydney	8	96.1%	3,375	164	3,539	289	3,828	49%	1,723	1,866	1,230	1,337	211	229
Melbourne	1	98.7%	679	26	705	106	811	43%	303	349	150	173	26	30
Canberra	1	100.0%	176	—	176	28	204	100%	176	204	176	204	30	35

	10	96.7%	4,230	190	4,420	423	4,843	52.3%	2,202	2,419	1,556	1,714	267	294

European Properties
London	1	100.0%	311	8	319	10	329	50%	160	165	79	81	13	13

	1	100.0%	311	8	319	10	329	50%	160	165	79	81	13	13

Total Equity Accounted Properties	29	87.1%	12,845	388	13,233	914	14,147	62%	8,222	8,656	3,800	4,064	652	697

Total Office Properties	152	90.6%	69,742	3,265	73,007	15,210	88,217	74%	54,341	65,167	26,777	32,200	4,601	5,532

(1)
Does not include office assets held within our opportunistic investments platform or our approximately 22% interest in Canary Wharf.
(2)
Reflects our company's interest before considering non-controlling interests, such as non-controlling interests in Brookfield Office Properties and Multiplex New Zealand Property Fund.
(3)
Reflects our company's interest net of non-controlling interests described in note (2) above.
(4)
Reflects our company's pro-forma proportionate interest net of non-controlling interests described in note (3) above and the Redemption-Exchange Units held by Brookfield.

        An important characteristic of our office portfolio is the strong credit quality of our tenants. We direct special attention to tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our office portfolio by leased area and their respective credit ratings and lease commitments as at September 30, 2013:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)
Various Government Agencies	All markets	AA+/AAA	Various	6,494	8.9%
Bank of America/Merrill Lynch(3)	Denver/New York/Los Angeles/Toronto/Washington, D.C.	A-	Various	4,813	6.6%
CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	2.0%
Suncor Energy	Calgary	BBB+	2028	1,295	1.8%
Bank of Montreal	Calgary/Toronto	A+	2023	1,082	1.5%
Morgan Stanley	Denver/New York/Toronto	A-	2030	1,059	1.5%
Royal Bank of Canada	Boston/Calgary/New York/Toronto/Vancouver/Washington, D.C.	AA-	2025	1,004	1.4%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.2%
JPMorgan Chase	Denver/New York/Houston/Los Angeles	A	2022	889	1.2%
Deloitte	Denver/New York/Houston/Toronto	Not Rated	2022	748	1.0%

Total				19,709	27.1%

(1)
From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)
Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)
On October 1, 2013, the Bank of America/Merrill Lynch space at Brookfield Place in New York became vacant.
(4)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

        Our strategy is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

        The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at September 30, 2013:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent
United States	44,815	5,978	3,441	$34	2,447	$24	3,112	$22	2,361	$24	2,902	$24	3,936	$28	20,638	$36
Canada	16,714	543	1,308	20	326	31	1,300	24	1,633	25	632	29	739	31	10,233	30
Australia	10,134	246	98	53	755	48	1,151	47	996	58	989	47	1,024	56	4,875	69
Europe(1)	1,344	73	—	—	134	100	6	27	71	79	88	51	8	94	964	71

Total	73,007	6,840	4,847	$31	3,662	$32	5,569	$28	5,061	$32	4,611	$30	5,707	$34	36,710	$40

Percentage of Total	100.0%	9.4%	6.6%		5.0%		7.6%		6.9%		6.3%		7.8%		50.4%

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        The following table summarizes our leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012								Sep. 30, 2013
				Expiring		Year One Leasing Net Rent ($ per Sq. Ft.)	Average Leasing Net Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
	Leasable Area(1) (000's Sq. Ft.)		Total Expiries (000's Sq. Ft.)						Leasable Area (000's Sq. Ft.)
(US $)		Leased(1) (000's Sq. Ft.)		Net Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)					Leased (000's Sq. Ft.)
United States(2)	45,694	40,106	(3,387)	$25.37	3,346	$26.32	$28.09	(753)	44,815	38,837
Canada	16,714	16,187	(835)	27.93	819	31.81	33.32	—	16,714	16,171
Australia	10,134	9,916	(425)	43.61	397	39.41	44.03	—	10,134	9,888
Europe(3)	916	774	(4)	24.56	73	58.19	58.26	428	1,344	1,271

Total	73,458	66,983	(4,651)	$27.50	4,635	$28.91	$30.85	(325)	73,007	66,167

(1)
Has been restated to reflect the impact of remeasurements that are performed annually in the first quarter.
(2)
Includes unconsolidated joint ventures.
(3)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        As at September 30, 2013, we held interests in centrally located office development sites with a total development pipeline of approximately 18 million square feet in the United States, Canada, Australia and Europe. We classify our office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development.

        The following table summarizes all office development projects in our portfolio by geographic location as at September 30, 2013:

			(000's Sq. Ft.)
	Number of Sites	Owned Interest (%)
			Total	Proportionate(1)
United States	7	95%	9,257	4,341
Canada	7	83%	5,427	2,221
Australia	1	100%	366	181
Europe	4	79%	2,330	904
Brazil	1	100%	681	681

Total/Avg	20	90%	18,061	8,328

(1)
Reflects interest net of non-controlling interests of others in operating subsidiaries.

        Of the 18 million square feet in our office development pipeline, 8.4 million square feet are in the active development stage, 2.3 million square feet are in the active planning stage and 7.3 million square feet are held for future development.

        Our active developments include the five million square foot Manhattan West in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of September 30, 2013, these five sites had incurred a cost of $863 million and had a total planned development cost of $752 per square foot with a weighted average planned construction period of 83 months.

        Of the remaining approximately 9.6 million square feet in our office development pipeline as at September 30, 2013, 2.3 million square feet were in the active planning stage comprising four development projects. Included in the active planning stage are the development rights to 100 Bishopsgate in London, U.K., as we have prepared the site for construction. As at September 30, 2013, those four developments had incurred a cost of $402 million and had a total planned development cost of $921 per square foot with a weighted average planned construction period of 37 months.

        The remaining approximately 7.3 million square feet of our office development pipeline as of September 30, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

Retail Platform

        Our strategy for our retail platform includes:

  •
  Growing our high quality portfolio.  We are continuing to grow our high quality retail portfolio by focusing on growth areas in dynamic and resilient markets where we have a significant presence that we believe are under-served by quality retail centers. We also redevelop our retail properties on a selective basis to enhance our portfolio when we believe a market is ready and appropriate risk-adjusted returns can be earned. We look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

  •
  Positioning malls as the "only" or "best" mall in town.  We seek to position our malls as the "only" or "best" mall in their market areas in order to concentrate consumer traffic and capture favorable demographic trends. We aim to do this by creating malls as irreplaceable destinations within the community.

  •
  Optimizing occupancy and enhance income.  In order to optimize occupancy levels, we look for ways to increase tenant sales per square foot and lease spreads while decreasing our occupancy costs. We also seek to diversify the tenants at our malls across retail sectors in order to achieve complementary retail mixes. We continue to pursue alternative income streams through parking, merchandising and other initiatives at our malls, while assessing cost efficiencies and synergies across our retail portfolio.

  •
  Actively managing our portfolio capital structures.  We intend to achieve our goal of protecting and creating growth in the value of our retail portfolio by actively managing capital structures and conservatively financing assets.

        Our retail portfolio consists of high quality retail centers in target markets predominantly in the United States, Brazil and Australia. As at September 30, 2013, our retail portfolio consisted of interests in 164 well-located high quality retail properties encompassing approximately 153 million square feet of retail space. Of the total 164 properties in our retail portfolio, 9 properties containing approximately 4 million square feet are consolidated under IFRS and 155 properties containing approximately 149 million square feet are equity accounted under IFRS.

        As at September 30, 2013, our retail portfolio consisted of interests in 155 regional malls totaling approximately 149 million square feet in major and middle markets throughout the United States with the concentration of our regional malls as a percentage of our total regional mall gross leasable area allocated as follows: southwest and southeast region (28%), pacific and mountain region (28%), east and west north central region (22%) and northeast and mideast region (22%). Our U.S. retail portfolio is highly concentrated with

73 Class A regional malls, which produce approximately $650 in average annual tenant sales per square foot. Regional malls in our portfolio include Ala Moana in Honolulu, Fashion Show in Las Vegas, the Natick Collection in Natick (Boston), Tysons Galleria in Washington, D.C., Park Meadows in Lone Tree (Denver) and Water Tower Place in Chicago. A significant number of these regional malls are either the only mall in their market area, or, as part of a cluster of malls, receive relatively high consumer traffic.

        Our portfolio also includes, as at September 30, 2013, 8 malls totaling approximately 2.8 million square feet in Brazil, 59% of which is located in São Paolo, 33% of which is located in Rio de Janeiro and 8% of which is located in Belo Horizonte. These properties are mostly concentrated in premier locations in highly dense urban areas and thereby have leading positions in their respective trade areas. These core properties include the Rio Sul Shopping Center in Rio de Janeiro and the Shopping Pátio Paulista and Shopping Pátio Higienópolis in São Paulo.

        In Australia, as at September 30, 2013, our portfolio consisted of an economic interest in one property located in Sydney totaling approximately 900,000 square feet. In addition, one property in Sydney is currently being de-leased in preparation for redevelopment.

        The following is a brief overview of the retail property assets in our portfolio and the retail property markets in which we operate as at September 30, 2013:

	Number of Properties(1)	Gross Leasable Area (000's Sq. Ft.)	Occupancy Rate (%)	Average Annual Tenant Sales (per sq. ft.)(1)	Average In-Place Rent ($/Sq. Ft.)
United States(2)	155	148,898	95.5%	$524	$54.35
Brazil	8	2,848	95.8%	769	47.15
Australia(3)	1	914	100.0%	n/a	9.53

Total/Avg	164	152,660	95.5%	$528	$53.41

(1)
Does not include retail assets held through our real estate finance and opportunity funds.
(2)
Operating statistics presented for U.S. regional malls only.
(3)
Excludes assets that are being de-leased in preparation for redevelopment.

        The table below presents the following information on the assets in our retail platform by geographic location as at September 30, 2013: (i) the number of properties, the percentage of the space under lease and the size of the office, retail, leasable, parking and total space in our retail portfolio, which provides information as if we own 100% of the retail assets in which we have an interest; (ii) our proportionate interest in those retail assets before considering non-controlling interests; (iii) our proportionate interest in those retail assets net of non-controlling interests; and (iv) our pro-forma proportionate interest net of non-controlling interests reflecting clause (iii) above and the Redemption-Exchange Units held by Brookfield. We believe information presented as if we own 100% of each of the properties provides an appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and to other properties in the market. In addition, we have separated the properties in which we have interests into two additional categories: (i) properties that are consolidated under IFRS; and (ii) properties that are equity accounted under IFRS. Our proportionate interests in the investments demonstrate our ability to manage the underlying economics of the relevant investments, including the financial performance and cash flows. Proportionate interest in the assets net of non-controlling interests represents our economic interest in the underlying property and is relevant because it represents the net assets and operations of the underlying property that we manage that are directly attributable to us.

							Proportionate at subsidiary-level(2)
			Assets Under Management							Proportionate(3)		Pro-forma Proportionate(4)
	Number of properties
Retail Property Portfolio(1) (Sq.ft. in 000's)		Leased %	Office	Retail	Leasable	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
Brazilian Properties
São Paulo	5	94.2%	—	1,688	1,688	1,688	51%	864	864	310	310	53	53
Rio de Janeiro	2	97.5%	—	933	933	933	74%	688	688	242	242	42	42
Belo Horizonte	1	100.0%	—	227	227	227	50%	114	114	40	40	7	7

	8	95.8%	—	2,848	2,848	2,848	58%	1,666	1,666	592	592	102	102

Australian Properties
Sydney	1	100.0%	—	914	914	914	100%	914	914	914	914	157	157

	1	100.0%	—	914	914	914	100%	914	914	914	914	157	157

Total Consolidated Properties	9	96.8%	—	3,762	3,762	3,762	68%	2,580	2,580	1,506	1,506	259	259

EQUITY ACCOUNTED PROPERTIES
U.S. Properties
Southwest Region	24	97.0%	160	25,128	25,288	25,288	89%	22,427	22,427	5,631	5,631	967	967
Pacific Region	26	95.6%	844	22,736	23,580	23,580	87%	20,492	20,492	5,329	5,329	916	916
East North Central Region	21	93.6%	644	20,306	20,950	20,950	88%	18,385	18,385	4,776	4,776	821	821
Mountain Region	22	94.6%	98	18,030	18,128	18,128	91%	16,519	16,519	3,910	3,910	672	672
Southeast Region	17	95.6%	374	16,178	16,552	16,552	81%	13,428	13,428	3,046	3,046	523	523
Mideast Region	18	96.3%	348	16,671	17,019	17,019	86%	14,669	14,669	3,383	3,383	581	581
Northeast Region	14	95.7%	58	15,613	15,671	15,671	87%	13,674	13,674	3,038	3,038	522	522
West North Central Region	13	96.6%	—	11,710	11,710	11,710	96%	11,186	11,186	2,496	2,496	429	429

Total Equity Accounted Properties	155	95.5%	2,526	146,372	148,898	148,898	88%	130,780	130,780	31,609	31,609	5,431	5,431

Total Retail Properties	164	95.5%	2,526	150,134	152,660	152,660	88%	133,360	133,360	33,115	33,115	5,690	5,690

(1)
Does not include retail assets held by GGP outside of the United States or non-regional malls.
(2)
Reflects our company's interest before considering non-controlling interests, including non-controlling interests in GGP and Brazil Retail Fund.
(3)
Reflects our company's interest net of non-controlling interests described in note (2) above.
(4)
Reflects our company's pro-forma proportionate interest net of non-controlling interests described in note (3) above and the Redemption-Exchange Units held by Brookfield.

        The following table presents the lease expiry profile of our retail properties with the associated average expiring in-place rents by region at September 30, 2013:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent
United States(1)	60,077	2,725	929	$62	6,827	$52	6,373	$56	6,169	$62	6,023	$61	5,965	$67	25,066	$63
Brazil	2,848	121	464	34	329	81	434	64	278	65	305	58	175	63	742	15
Australia	914	—	—	—	—	—	—	—	584	8	330	16	—	—	—	—

Total	63,839	2,846	1,393	$53	7,156	$53	6,807	$57	7,031	$58	6,658	$59	6,140	$67	25,808	$62

Percentage of Total	100.0%	4.5%	2.2%		11.2%		10.7%		11.0%		10.4%		9.6%		40.4%

(1)
Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

        The following table summarizes our leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012(1)								Sep. 30, 2013
						Year One Leasing Rent ($ per Sq. Ft.)	Average Leasing Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
(US $)	Leasable Area(1) (000's Sq. Ft.)	Leased(1) (000's Sq. Ft.)	Total Expiries (000's Sq. Ft.)	Expiring Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)				Leasable Area (000's Sq. Ft.)	Leased (000's Sq. Ft.)
United States	64,800	61,659	(10,523)	$50.97	11,075	$50.48	$55.01	(1,151)	63,648	60,923
Brazil	2,802	2,653	(726)	34.66	800	30.62	31.85	46	2,848	2,727
Australia	1,951	1,918	(6)	11.22	—	—	—	(1,036)	914	914

Total	69,553	66,230	(11,255)	$49.90	11,875	$49.14	$53.45	(2,141)	67,410	64,564

(1)
Has been restated to reflect the impact of remeasurements that are performed annually in the first quarter.

        The following list reflects the ten largest tenants in our retail portfolio as at September 30, 2013. The largest tenant in our portfolio accounted for approximately 3.1% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
Limited Brands, Inc	Victoria's Secret, Bath & Body Works, PINK	3.1%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.5%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA	2.3%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc	Forever 21	1.8%
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.7%
American Eagle Outfitters, Inc	American Eagle, Aerie	1.4%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
Luxottica Retail North America Inc	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Macy's Inc.	Macy's, Bloomingdale's	1.2%

Total		18.3%

        We develop and redevelop retail properties on a selective basis to enhance our portfolio, when we believe risk-adjusted returns can be earned. As of September 30, 2013, the total anticipated costs of these redevelopment projects were estimated to be approximately $2 billion. We are currently redeveloping two consolidated properties within our Brazil Retail Fund, the 86,000 square foot Shopping Pátio Paulista and the

113,000 square foot Rio Sul Shopping Center, for a total planned cost of approximately $72 million. Those redevelopment projects are expected to be completed in the near term. As of September 30, 2013, we had incurred costs of approximately $67 million in connection with these redevelopment projects.

        In addition, we continue to evaluate a number of other redevelopment prospects primarily within our retail equity accounted investments to further enhance the quality of our assets in future periods. Total planned costs of these remaining projects are approximately $2 billion. Planning for these redevelopment projects is in the preliminary phase. Additional details on the properties to be redeveloped and anticipated completion dates will be available as the planning progresses.

Multi-Family, Industrial and Other Platform

        Our strategy for our multi-family, industrial and other platform includes:

  •
  Targeting under-performing properties. We focus on acquiring multi-family properties and acquiring and developing industrial properties in high growth, supply-constrained markets by selectively targeting properties that we believe are under-valued, neglected or under-performing.

  •
  Leveraging our strategic relationships. We are seeking to leverage the deep sourcing and operating capabilities of Fairfield Residential Company LLC ("Fairfield") for our future investments in multi-family properties. Fairfield, which is approximately 65% owned by Brookfield, is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

  •
  In addition, over the past year, we, in partnership with institutional investors, have created a leading international industrial property platform, with the acquisition of three leading industrial and logistics property companies in North America and Europe, creating one of the largest global industrial platforms.

  •
  We invest in assets with a view to maximizing long-term, risk-adjusted return on capital by pursuing an opportunistic strategy to take advantage of dislocations and inefficiencies at all stages of the investment cycle. We seek to acquire positions of control or significant influence in individual properties, real estate holding companies and distressed loans, with a focus on large, multifaceted, platform acquisitions, which we believe we are uniquely positioned to source and execute.

  •
  We seek to leverage our experience and that of our partners in property management services to enhance revenues at our multi-family and industrial properties by growing rents and improving operational efficiencies, with the goal of generating stable but growing rental revenue. We also seek to create value by enhancing our multi-family portfolio through renovation programs and marketing initiatives and selectively developing industrial assets.

  •
  Our goal is to position our multi-family and industrial portfolios for institutional ownership. For our multi-family properties, we seek to do this by stabilizing and minimizing the risk profile of our multi-family portfolio. For our industrial properties, we typically seek to do this by aggregating single property, development or complicated portfolio acquisitions into portfolios suitable for institutional ownership through a combination of proactive leasing, marketing and financing initiatives.

  •
  We invest in opportunities that we believe leverage Brookfield's competitive strengths, such as deal sourcing, financial or restructuring expertise or operational advantages. We make investments primarily in Brookfield-sponsored real estate opportunity and finance funds. We believe that these funds provide a significant growth platform for us to participate in large-scale, opportunistic transactions alongside private institutional partners by providing us with access to transactions with the potential for significant returns. We hold the largest limited partner interest in almost all of the funds in which we are invested, and we expect that we will typically be the lead investor in these funds in the future. See "Related Party Transactions — Relationship with Brookfield".

  •
  We seek to build a diversified portfolio of real estate assets in emerging and growth markets by targeting global opportunities where we believe a market offers attractive risk-adjusted returns. Initiatives underway include opportunistic acquisitions of large-scale, distressed corporate platforms and non-performing loan portfolios in the United States, Europe and Australia, distressed and development opportunities in the Middle East and local real estate investment strategies in China and India.

        As of September 30, 2013, we owned an interest in over 20,000 multi-family units located in coastal and select interior markets in North America, a portion of which are managed by Fairfield. Our focus is on multi-family properties that we believe have significant value-enhancement potential through the application of dedicated hands-on asset management and operational expertise. As of September 30, 2013, we owned interests in several industrial properties in North America and Europe consisting of over 37 million square feet of industrial space. Other assets primarily include investments in eight hotel properties in North America and Australia, as well as commercial real estate mortgages and mezzanine loans. As of September 30, 2013, our multi-family, industrial and other platform represented approximately 6% of our total equity before non-controlling interests of others in operating subsidiaries.

Market Overview and Opportunities

        We believe that we are well-positioned to take advantage of attractive investment conditions in the key regions in which we have operations. We believe that the current volatility in global capital markets will provide compelling investment opportunities, as well as reinforce the benefits of our investment focus on high quality real estate assets with conservative financing that generate, or have the potential to generate, long-term, predictable and sustainable cash flows.

        Capital preservation and risk mitigation remain key tenets of our investment philosophy — in every investment and in every economic environment. We believe the next few years will present some very attractive opportunities for real estate investors as economic conditions around the world recover and capital markets stabilize. We believe our company offers an attractive opportunity to participate in these markets by establishing a group of properties that produce significant cash flow for distribution to our unitholders and for the accretive acquisition and development of high-quality assets.

        The following is an overview of the real estate industry in each of our primary markets.

North America

        Supply and demand fundamentals remain sound in core markets for core assets and we continue to see strong investment demand for well-located, high quality assets. We believe the ability to add value through leasing and property management of under-performing real estate assets in core markets will continue to be a key competitive advantage in these economic conditions.

        Further, we continue to see distressed situations requiring new capital and strong sponsorship, especially in the United States. These opportunities are coming directly from banks, private entities facing looming debt maturities and lower asset values, the unwinding of dysfunctional partnerships, operators seeking new growth capital, and deleveraging initiatives, among others. While the regulatory and policy approach in the United States has not been as rigid as Europe's, we believe the large upcoming debt maturity profile of the United States through 2017 and pool of distressed assets requiring recapitalization in the United States will continue to provide opportunities.

Europe

        Sovereign debt issues are continuing to put significant pressure on macroeconomic conditions and capital markets. Europe currently has the largest debt funding gap in the world, and we believe that this, combined with the impact of austerity measures, will provide ample opportunities to acquire groups of assets in various asset classes across Europe in the next few years. Industry sources currently estimate a €400 to €700 billion funding gap in European real estate assets. New government regulations will force banks under government ownership to divest portions of their real estate by 2014-2015. We believe that this, combined with the introduction of new fund regulations, will provide further consolidation and rationalization of real estate ownership.

        Our European focus remains on the continent's largest markets, including the United Kingdom, France, Germany and Spain, across various asset classes.

Australia

        Our primary focus in Australia remains on the office sector, in which we already have a platform and also see the largest opportunities. The office market is still in the early stages of recovery, driven by growth in the domestic economy and overall low unemployment rates. Supply is limited, boding well for robust rental and capital growth over the medium term, and we believe demand fundamentals remain strong in the major markets. Banks are seeking to reduce exposure to troubled real estate assets, resulting in asset sales and alternative debt funding opportunities are emerging as a result.

        Our Australian portfolio also includes assets in New Zealand, where our primary focus remains on the office sector, in which we already have a platform and see acquisition and value-add opportunities. The primary office market of Auckland is in the early stages of recovery with increasing leasing enquiry and positive net absorption. There remains a large volume of distressed land throughout New Zealand, and banks are releasing some assets into receivership/sale in a controlled manner presenting opportunities for alternative debt funding.

Brazil

        As with other emerging markets, Brazil fared materially better than many developed countries during the recession. However, while we believe that the demographic changes occurring in the region fuelled by a burgeoning middle class will continue to drive growth, we expect the return set in the near-term to be less opportunistic.

        We remain focused on the retail and office segments. Retail fundamentals continue to improve throughout the country, driven by the low unemployment rates and increasing household income. Retail sales growth remains strong. National shopping center penetration levels are still low when compared to international levels, especially outside of the main capitals. The office sector continues to post strong absorption levels, as the influx of multinational companies and continued relocation of tenants from older dysfunctional assets to new modern structures is driving demand. Both Rio de Janeiro and São Paulo remain at historic lows for vacancy. In Brazil, given that real estate operators are heavily reliant on the public markets for capital to execute business plans, we believe there could be substantial opportunities for private capital, especially with volatility in the Brazilian stock market.

Competition and Marketing

        The nature and extent of competition we face varies from property to property and platform to platform. Our direct competitors include other publicly-traded office, retail, multi-family and industrial development and operating companies, private real estate companies and funds, commercial property developers and other owners of real estate that engage in similar businesses.

        We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating platforms, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. Our marketing efforts focus on emphasizing these competitive advantages and leveraging our relationship with Brookfield. We benefit from using the "Brookfield" name and the Brookfield logo in connection with our marketing activities as Brookfield has a strong reputation in the global real estate industry.

Intellectual Property

        Our company and the Property Partnership have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo.

        Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

  •
  the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of the breach is given to the licensee;

  •
  the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

  •
  certain events relating to a bankruptcy or insolvency of the licensee; or

  •
  the licensee ceases to be an affiliate of Brookfield.

        A termination of the licensing agreement with respect to one or more licensees will not affect the validity or enforceability of the agreement with respect to any other licensees.

Governmental, Legal and Arbitration Proceedings

        Our company has not been since its formation and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company's financial position or profitability nor is our company aware of any such proceedings that are pending or threatened.

        We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Regulation

        Our business is subject to a variety of federal, state, provincial and local laws and regulations relating to the ownership and operation of real property, including the following:

  •
  We are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes existing in, or released or deposited on or in our properties or disposed of at other locations.

  •
  We must comply with regulations under building codes and human rights codes that generally require that public buildings be made accessible to disabled persons.

  •
  We must comply with laws and regulations concerning zoning, design, construction and similar matters, including regulations which impose restrictive zoning and density requirements.

  •
  We are also subject to state, provincial and local fire and life safety requirements.

        These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure.

Environmental Protection

        We are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and, as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets.

        Our company intends to build all future office developments to a LEED Gold standard or local equivalent. The LEED Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our 88 million square foot global office portfolio, we have 37 LEED certifications.

        We continue to expand and enhance the features, systems and programs that foster energy efficiency in our existing office buildings, as well as the health and safety of all of our tenants, employees and the community. We perform regular, comprehensive environmental reviews and upgrades at our office properties and endeavor to maximize energy efficiency at every office building.

        Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our company are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

Enforcement of Certain Civil Liabilities

        Our company is organized under the laws of Bermuda. A substantial portion of our company's assets are located outside of Canada and the United States, and certain of our directors, as well as certain of the experts named in this document, are residents of jurisdictions outside of Canada and the United States. We have expressly submitted to the jurisdiction of the Ontario courts and has appointed an attorney for service of process in Ontario and in the United States. However, it may be difficult for investors to effect service within Canada or the United States upon those directors and experts who are not residents of Canada or the United States. Furthermore, it may be difficult to realize upon or enforce in Canada or the United States any judgment of a court of Canada or the United States against us or the directors of our general partner or experts since a substantial portion of our assets are located outside of Canada and the United States.

        We have been advised by counsel that there is no treaty in force between Canada and Bermuda or the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a Canadian or U.S. judgment would be enforceable in Bermuda against us or our directors and experts depends on whether a Canadian or U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and experts, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a Canadian or U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a judgment as long as (i) the court had proper jurisdiction over the parties subject to the judgment; (ii) the court did not contravene the rules of natural justice of Bermuda; (iii) the judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under the laws of Bermuda.

        In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a provision of Canadian or U.S. federal securities laws that is either penal in nature or contrary to public policy. It is the advice of our Bermuda counsel that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Bermuda. Specified remedies available under the laws of Canadian or U.S. jurisdictions, including specified remedies under Canadian securities laws or U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and experts in the first instance for a violation of Canadian securities laws or U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda.

Agent for Service of Process

        Our company is organized under the laws of a foreign jurisdiction and resides outside of Canada, as do certain of our directors and an officer of one of our Service Providers, Brookfield Property Group LLC, named below (the "Non-Resident Directors"). We and the Non-Resident Directors have appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
Brookfield Property Partners L.P. Omar Carneiro da Cunha Richard Clark Stephen DeNardo Louis Joseph Maroun Jose Ramon Valente Vias Lars Rodert John Stinebaugh	Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street, Toronto, Ontario, Canada M5J 2T3

        Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ORGANIZATIONAL STRUCTURE

Organizational Chart

        The chart below represents a simplified summary of our organizational structure as of November 30, 2013. "GP Interest" denotes a general partnership interest and "LP Interest" denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company and the Redemption-Exchange Units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

(1)
As of November 30, 2013, public holders own units of our company representing a 59% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 41% limited partnership interest in our company. Our company's sole direct investment is a 19% managing general partnership interest in the Property Partnership through our company's ownership of managing general partnership interests in the Property Partnership. Brookfield also owns an 80.1% limited partnership interest in the Property Partnership through Brookfield's ownership of Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. On a fully-exchanged basis, public holders would own units of our company, representing an 11% limited partnership interest in our company, and Brookfield would own the remaining units of our company, representing a 89% limited partnership interest in our company, and our company would own 99% of the limited partnership interests in the Property Partnership. Brookfield's interest in our company consists of a combination of our units, Redemption-Exchange Units, special limited partnership interests in the Property Partnership and a general partnership interest in our company, together representing and effective economic interest in our business of 89%.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management's commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield will have an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities.
(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2012.
(4)
Our interest in Brookfield Office Properties Inc., or Brookfield Office Properties, consists of 49.3% of its outstanding common shares and 97.2% of its outstanding voting preferred shares. Brookfield Office Properties owns an approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximately 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties.
(5)
Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.
(6)
Our European office platform includes our interest in 20 Canada Square in London, which is not held through Brookfield Office Properties.
(7)
Other, as it relates to the Office segment, includes 100% ownership of an office development in São Paulo, Brazil, as well as office assets held in Brookfield-sponsored private funds in which we hold varying interests.
(8)
As at November 15, 2013, our interest in GGP consists of an interest in approximately 28% (34% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were "in-the-money" as at November 15, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants).
(9)
Rouse is a NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at November 15, 2013, we had interests of approximately 39% of the outstanding shares of common stock of Rouse.
(10)
Our economic interest set forth above is reflected as a range because our multi-family, industrial and other portfolios are held through Brookfield-sponsored private funds in which we hold varying interests.
(11)
Other, as it relates to the Multi-family, Industrial and Other segment, primarily includes our interests in various hospitality assets, as well as commercial real estate mortgages and mezzanine loans, in which we hold varying interests.

        The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under "— Organizational Chart".

Name	Economic Interest(1)	Voting Interest(1)
Office
Brookfield Office Properties Inc.	49%	51%(2)
Australia	100%	—(3)
Europe	100%	100%
Canary Wharf Group plc	22%	22%
Brazil	100%	100%
Other	25%-31%	—(4)
Retail
General Growth Properties, Inc.	22%(5)	25%(5)
Rouse Properties, Inc.	37%(6)	54%(6)
Brazil Retail Fund	35%	—(4)
Australia	100%	—(7)
Multi-Family, Industrial & Other
Multi-Family(8)	13%-50%	—(4)
Industrial(8)	30%-40%	—(4)
Other(8)	12%-82%	—(4)

(1)
All interests are rounded to the nearest one percent and are calculated as at September 30, 2013.
(2)
Our interest in Brookfield Office Properties consists of 49.3% of the outstanding common shares and 97.2% of the outstanding voting preferred shares, together representing an aggregate voting interest of approximately 50.6%.
(3)
Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties. This economic interest is held in the form of participating loan agreements with Brookfield, which are convertible by us at any time into direct ownership interests in the properties in the Australian portfolio or an equity interest in a holding entity that holds the direct ownership interest in the properties, as applicable. Upon conversion into an equity interest in a holding entity, we will acquire Brookfield's voting rights in such entity.
(4)
We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored private funds. By their nature, limited partnership interests do not have any voting rights.
(5)
We, together with our consortium partners, control approximately 34% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP's board of directors. We, and our consortium partners, also own warrants to acquire additional shares of common stock of GGP, which warrants were "in-the-money" as at November 15, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants).
(6)
As at November 15, 2013, we had interests of approximately 39% of the outstanding shares of common stock of Rouse.
(7)
Our economic interest in our Australian retail properties is held in the form of participating loan agreements with Brookfield which are convertible by us at any time into direct ownership interests in the properties in the Australian portfolio or an equity interest in a holding entity that holds the direct ownership interest in the properties, as applicable. Upon conversion into an equity interest in a holding entity, we will acquire Brookfield's voting rights in such entity.
(8)
Our economic interest set forth above is reflected as a range because our multi-family, industrial and other portfolios are primarily held through Brookfield-sponsored private funds in which we hold varying interests.

Our Company

        Our company was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our company's head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our company's telephone number is +441 294-3309.

        In connection with the spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multi-family and industrial assets. We are Brookfield's flagship public commercial property entity and the primary entity through which Brookfield Asset

Management owns and operates these businesses on a global basis. We are positioned to take advantage of Brookfield's global presence, providing unitholders with the opportunity to benefit from Brookfield's operating experience, execution abilities and global relationships.

Property Partnership

        Our company's sole direct investment is a managing general partnership interest in the Property Partnership. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

        Our company owns a direct 19% managing general partnership interest in the Property Partnership and Brookfield owns a combination of our units, Redemption-Exchange Units, a special limited partner interest and a general partner interest, together representing an effective economic interest in the Property Partnership of 89%. Holders of our units other than Brookfield hold the remaining economic interest in the Property Partnership. Brookfield's interest in the Property Partnership includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. See "Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions".

Our Service Providers

        The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield's global real estate business, including Richard B. Clark who is Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management's global real estate group.

The BPY General Partner

        The BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement".

Property Special LP

        Property Special LP is a special limited partner of the Property Partnership. The general partner of Property Special LP is Brookfield Asset Management. Property Special LP will be entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the special limited partnership interests of the Property Partnership. See "Related Party Transactions".

Holding Entities

        Our company indirectly holds its interests in our operating entities through the Holding Entities, which were formed in connection with the spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management's commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. See "Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities".

Operating Entities

        Our business is organized in three operating platforms: office, retail and multi-family, industrial and other. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

Office Platform

        Brookfield Office Properties Inc.:    Our U.S. and Canadian office properties and our economic interests in most of our Australian office properties are held through our approximately 51% voting interest in Brookfield Office Properties, a global pure-play office company that is incorporated under the laws of Canada and is listed on the NYSE and the TSX. Brookfield Office Properties owns all of its Canadian office properties through its approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a real estate investment trust formed under the laws of Canada and listed on the TSX and the NYSE. Brookfield Office Properties also owns a portion of its U.S. office properties through its approximately 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties. As at September 30, 2013, Brookfield Office Properties' portfolio consisted of interests in 109 properties totaling 80 million square feet and interests in 17 million square feet of high quality, centrally-located development sites. Brookfield has held an interest in Brookfield Office Properties and its predecessors for over 20 years.

        Australia:    In addition to the office properties in Australia in which Brookfield Office Properties has an economic interest, we hold an economic interest in office properties in Sydney, Melbourne, Brisbane and New Zealand. As at September 30, 2013, this portfolio consisted of 12 office properties totaling approximately 2.7 million square feet. Brookfield acquired these office properties in 2007.

        Europe:    In addition to the office properties in Europe in which Brookfield Office Properties has an interest, we own 100% of a 576,000 square foot office property at 20 Canada Square, Canary Wharf, London. Brookfield acquired an interest in this office property in 2005.

        Canary Wharf Group plc:    The remainder of our European office property operations consists of our approximately 22% interest in Canary Wharf, a company incorporated under the laws of England and Wales which, as at September 30, 2013, owned and operated 18 office and retail properties (not including our interest in the office property at 20 Canada Square) totaling more than 7 million square feet. Brookfield acquired an interest in Canary Wharf in 2003.

        Brazil:    We are currently actively developing an office tower and open-air mall situated in the Marginal district of São Paulo in Brazil. Brookfield acquired an 80% interest in the development in September 2011 and in May 2013, we acquired the remaining 20% stake.

        Other:    Other investments include office assets in the United States held in our real estate opportunity funds.

Retail Platform

        General Growth Properties, Inc.:    A substantial portion of the properties in our retail platform are held through our approximately 28% interest in GGP, a NYSE-listed company that is incorporated under the laws of Delaware. GGP is the second largest mall owner in the United States. The majority of GGP's properties rank among the highest quality U.S. retail assets. In late 2010, Brookfield successfully led GGP out of Chapter 11 with a cornerstone investment. Brookfield and our company acquired a further interest in GGP in January 2011, December 2012 and April and November 2013. We and the other members of the consortium hold an aggregate of approximately 311 million shares of GGP, representing approximately 34% of the outstanding shares of common stock of GGP. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were "in-the-money" as at November 15, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants). Our consortium partners are domestic and foreign institutional investors who have invested with us.

        Rouse Properties, Inc.:    On January 12, 2012, we and other members of Brookfield's consortium acquired an approximately 37% interest in Rouse, a NYSE-listed company that is incorporated under the laws of Delaware, that GGP spun-out to its shareholders. After giving effect to Rouse's rights offering in March 2012, we increased our holdings to approximately 36% of the outstanding shares of Rouse common stock and further increased this position in April 2013 and November 2013. We hold approximately 39% of the outstanding shares of Rouse common stock. We have also provided a $100 million subordinated credit facility to Rouse. Rouse is the eighth largest publicly-traded regional mall owner in the United States based on square footage and owns and manages dominant Class B regional malls in secondary and tertiary markets. As at September 30, 2013, Rouse owned and operated 32 retail properties totaling approximately 22 million square feet. Our consortium partners are domestic and foreign institutional investors who have invested with us.

        Brazil Retail Fund:    We hold an approximately 35% interest in the Brazil Retail Fund, a Brookfield-sponsored retail fund in Brazil. As at September 30, 2013, the Brazil Retail Fund's portfolio consisted of eight malls totaling approximately 2.8 million square feet in Brazil, 59% of which is located in São Paolo, 33% of which is located in Rio de Janeiro and 8% of which is located in Belo Horizonte. Brookfield acquired an interest in the Brazil Retail Fund in 2006.

        Australia:    We hold an economic interest in Brookfield's retail property portfolio in Australia. As at September 30, 2013, this portfolio consisted of one property in Sydney totaling approximately 900,000 square feet and one property that is currently being de-leased in preparation for redevelopment. Brookfield acquired these retail properties in 2007.

Multi-Family, Industrial and Other Platform

        Multi-Family:    As at September 30, 2013, our multi-family portfolio consisted of interests in over 20,000 multi-family units, which were held primarily through a number of Brookfield-sponsored real estate opportunity and finance funds.

        Industrial:    As at September 30, 2013, our industrial portfolio consisted of interests in over 37 million square feet of industrial space through our interests in several industrial properties in the United States and Mexico. We hold these interests both directly and through private funds.

        Other:    Other assets primarily include interests in eight hotel properties with approximately 7,500 rooms in North America and Australia, as well as commercial real estate mortgages and mezzanine loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Introduction

        This management's discussion and analysis ("MD&A"), covers the financial position as at September 30, 2013, December 31, 2012 and December 31, 2011 and results of operations for the three and nine months ended September 30, 2013 and 2012, as well as the years ended December 31, 2012, 2011 and 2010 of the business (the "Business") comprising Brookfield Asset Management's commercial property operations prior to the spin-off presented on a continuity of interests basis and our partnership's actual results from April 15, 2013 through September 30, 2013. The information in this MD&A should be read in conjunction with the condensed consolidated financial statements as at September 30, 2013 and December 31, 2012 and for the three and nine months ended September 30, 2013 and 2012 and the combined and consolidated financial statements as at December 31, 2012 and December 31, 2011 and for each of the years in the three year period ended December 31, 2012 (the "Financial Statements") contained elsewhere in this Annex A.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See "Special Note Regarding Forward-Looking Statements".

Basis of Presentation

        The Financial Statements include the assets, liabilities, revenues, expenses and cash flows of our business, including non-controlling interests therein, which reflect the ownership interests of other parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are (i) office, including our office development projects, (ii) retail, and (iii) multi-family, industrial and other.

        Financial data provided has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All operating and other statistical information is presented as if we own 100% of each property in our portfolio, unless otherwise specified, regardless of whether we own all of the interests in each property, but unless otherwise specified excludes our interest in Canary Wharf. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as "C$", "A$", "£", "€" and "R$", respectively.

Continuity of Interest

        As described above, our partnership was established on January 3, 2013 by Brookfield Asset Management, and on April 15, 2013, Brookfield Asset Management completed the spin-off of the Business to our partnership. Brookfield Asset Management directly and indirectly controlled the Business prior to the spin-off and continues to control our partnership subsequent to spin-off through its interests in our partnership. As a result of this continuity of interests, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, our partnership has reflected the Business in its financial position and results of operations for all periods presented using Brookfield Asset Management's carrying values prior to the spin-off excluding certain interests in Brookfield Asset Management's Australian assets and 2% investment in The Howard Hughes Corporation which were not contributed to our partnership as part of the spin-off but were previously included in the carve-out financial statements of the commercial property operations of Brookfield Asset Management (the "non-contributed operations").

        To reflect this continuity of interests, the combined and consolidated financial statements provide comparative information of the Business exclusive of the non-contributed operations for all periods prior to the spin-off, as previously reported by Brookfield Asset Management, using the accounting policies of the partnership used to prepare the partnership's first consolidated financial statements subsequent to the spin-off, based on the historical financial information for the contributed operations of the Business as reported by

Brookfield Asset Management, as if our partnership was a legal entity for the periods presented. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off and accordingly have not been reflected in the results of operations or financial position of our partnership, as such items were in fact not created or modified prior thereto. Accordingly, the financial information included herein for periods prior to April 15, 2013 is presented based on the historical financial information as previously reported by Brookfield Asset Management but excluding the non-contributed operations.

Performance Measures

        To measure our performance, we focus on: equity, NOI, FFO, and occupancy levels. NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

  •
  NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

  •
  FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

        NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from "Existing properties", or "same store" basis, and NOI from "Additions, dispositions and other." NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and "one-time items", which for the historical periods presented consists primarily of lease termination income. NOI presented within "Additions, dispositions and other" includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the "Existing properties" portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same store basis based on the nature of the investments.

        We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in NAREIT definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts ("REITs"). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income, which do not have a significant impact on the FFO measure reported. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

        We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on pages A-52 and A-67 in this MD&A.

Overview of our Business

        We are a leading global owner, operator and investor in high quality commercial properties. As at September 30, 2013, these operations included interests in 152 office properties and 164 retail properties. In addition, we have interests in an expanding multi-family and industrial platform and an 18 million square foot commercial office development pipeline, positioning us well for continued growth. Our real estate assets are primarily located in North America, Europe, Australia and Brazil.

        Our business entails owning, operating and investing in commercial property both directly and through operating entities. We focus on well-located, high quality assets that generate or have the potential to generate long-term, predictable and sustainable cash flows, require relatively minimal capital to maintain and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As at September 30, 2013, our principal business segments consist of the following:

Office

  •
  We own interests in and operate one of the highest quality commercial office portfolios in the world consisting of 152 properties containing approximately 88 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. Our primary strategy is to own and manage a combination of core assets consisting of prominent, well-located properties in high growth, supply-constrained markets that have high barriers to entry and an attractive tenant base, and to pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships. Of the total properties in our office portfolio, 123 properties containing approximately 74 million square feet are consolidated under IFRS and the remaining are equity accounted under IFRS.

  •
  We also develop office properties on a selective basis throughout North America, Australia, Europe and Brazil in close proximity to our existing properties. Our office development assets consist of interests in 20 high-quality, centrally located sites totaling approximately 18 million square feet.

  •
  The majority of our office segment is held through our approximately 51% voting interest in Brookfield Office Properties. Brookfield Office Properties owns, manages, and develops premier office assets in the United States, Canada, Australia and Europe. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to non-controlling interests in equity and FFO. We also own directly held assets in Australia and 20 Canada Square in London, as well as our approximately 22% interest in Canary Wharf.

  •
  In addition, our office segment also includes interests in several office portfolios located across the western United States.

Retail

  •
  Our retail portfolio consists of interests in 164 well-located high quality retail centers in target markets in the United States, Brazil and Australia encompassing approximately 153 million square feet of retail space. Similar to our office strategy, we look to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships and pursue an opportunistic strategy to take advantage of dislocations in the various markets in which we operate. Of the total properties in our retail portfolio, 155 properties containing approximately 149 million square feet are equity accounted under IFRS and the remaining are consolidated under IFRS.

  •
  A substantial portion of our retail properties are held through our through our interest in GGP, which we acquired during 2010 and in January 2011. During the first quarter of 2012, GGP completed the spin-off of Rouse to its shareholders, including us. Rouse subsequently completed an equity rights offering. Following the spin-off and our participation in the rights offering, we owned an approximately 36% interest in Rouse.

  •
  In April 2013, we acquired additional interests in the common shares and warrants to acquire common shares of GGP and common shares of Rouse, increasing our ownership interest to approximately 22% (approximately 25% assuming the exercise of all warrants) in GGP and approximately 37% in Rouse.

  •
  Subsequent to quarter-end, we announced an agreement to acquire additional shares and warrants to acquire common shares of GGP and Rouse for total consideration of $1.4 billion. As a result of the acquisition, we increased our fully-diluted ownership interest in GGP to approximately 28% or approximately 32% assuming the exercise of all of the outstanding warrants, and Rouse to approximately 39%.

Multi-Family, Industrial and Other

  •
  Our multi-family and industrial investments are part of an expanding platform. At September 30, 2013, we had interests in over 20,000 multi-family units and over 37 million square feet of industrial space in North America and Europe.

  •
  We currently own a portfolio of over 20,000 multi-family units across the United States and Canada in various portfolios. We acquired Ginkgo Residential Trust in two tranches in the fourth quarter of 2012 and first quarter of 2013 totaling 4,900 multi-family units. We also acquired approximately 6,500 multi-family units through the Brookfield Fairfield U.S. Multifamily Value-Add Fund, since its inception in the third quarter of 2012. These acquisitions are managed by Fairfield. Fairfield, which is 65% owned by Brookfield Asset Management, is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property management services.

  •
  In partnership with institutional investors, we recently made the following industrial acquisitions that have created a leading international industrial property platform:

•	In December 2012, we completed the acquisition of Verde Realty Operating Partnership, L.P., a privately-owned REIT that acquires, develops, owns and manages industrial distribution facilities in the United States and Mexico.
•

In June 2013, we acquired Gazeley, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China from Economic Zones World, part of Dubai World.

•

Subsequent to quarter-end, we acquired IDI from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction. IDI owns and operates 75 high quality industrial distribution facilities totaling 27 million square feet in 12 states, and serves major North American consumer product, retail and industrial companies. In addition, IDI has 49 million square feet of future development projects and a significant third party property management business. With the addition of the IDI properties, our industrial portfolio comprises approximately 64 million square feet of operating and 79 million square feet of development assets.

  •
  In addition, we have interests in Brookfield Asset Management sponsored real estate opportunity and finance funds that include investments in distressed and under-performing real estate assets and businesses and commercial real estate mortgages and mezzanine loans in North America, Europe and Australia.

Recent Initiatives

  •
  Our operating teams completed a number of important initiatives to increase the values and cash flows in our portfolio.

    One of our main strategies is to sell interests in mature, non-core assets that command a low yield in the market and redeploy net proceeds into assets that we expect to earn a significantly higher risk-adjusted return. Since the beginning of 2012, we acquired interests in $1.5 billion of office properties in Seattle, Washington D.C., Los Angeles, San Diego and London, and sold $1.2 billion of office properties in Washington, D.C., Los Angeles, Minneapolis, Houston, Calgary, Melbourne and Auckland.

    We leased approximately 1.2 million square feet of office space during the third quarter 2013 at an average net rent of $33.75 per square foot, representing a 10% increase over expiring rents in the period and our portfolio occupancy rate finished the quarter at 90.6%. During the nine months ended September 30, 2013, we leased more than 4.6 million square feet at an average net rent of $30.85 per square foot, representing a 12% increase over expiring rents in the period.

    In the second quarter of 2013, we closed on the Gazeley transaction, as noted above. This transaction, along with Verde and IDI, will serve as the platform for future growth within our industrial segment.

    In June 2013, we closed on the remaining assets in the Hammerson portfolio, with the acquisition of 125 Old Broad Street and Leadenhall Court, both located in the City of London. In total, the acquisition of the Hammerson portfolio added four operating assets in the City totaling approximately 800,000 square feet and over two million square feet of development density in London.

    On September 30, 2013, we announced a proposal to acquire Brookfield Office Properties through a tender offer for "any or all" of the common shares of Brookfield Office Properties that we do not currently own. The tender offer is expected to be launched formally in the first quarter of 2014 and close in the first half of 2014. We believe this transaction will consolidate our global office portfolio under one platform and substantially increase our partnership's public float.

    Subsequent to quarter-end, we completed the acquisition of MPG Office Trust, Inc. in Los Angeles. Brookfield Office Properties and its institutional partners now own seven Class A office properties totaling 8.3 million square feet in the downtown Los Angeles market.

    Also subsequent to quarter-end, we agreed to acquire additional common shares and warrants to acquire common shares of GGP and common shares of Rouse for total consideration of $1.4 billion. As a result of the acquisition, we increased our ownership interest in GGP to approximately 28%, or approximately 32% assuming the exercise of all of the outstanding warrants, and Rouse to approximately 39%.

  •
  We are working on a number of attractive growth opportunities, including potential acquisitions and the expansion of our existing operations.

    We have advanced work on 8.4 million square feet of office development projects including the 5 million square foot Manhattan West project in New York City, the 980,000 square foot Bay Adelaide Centre East development in Toronto, the 681,000 square foot Giroflex towers in São Paulo and the 366,000 square foot Brookfield Place Tower 2 development in Perth. We also commenced development of phase one of Brookfield Place Calgary East Tower with a lease commitment from anchor tenant Cenovus Energy for one million square feet of the project's 1.4 million square foot tower.

    In July 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. Capital commitments to the fund are well in excess of the original $3.5 billion fundraising target, reflecting strong investor demand, and the fund ranks among the largest global private real estate funds. We have committed approximately $1.3 billion to the fund as its lead investor.

Financial Performance and Analysis as at September 30, 2013 and December 31, 2012 and the three and nine months ended September 30, 2013 and 2012

        The following tables set forth the results for our business for each of the three and nine months ended September 30, 2013, and 2012 and as at September 30, 2013 and December 31, 2012. Further details on our operations and financial position are contained within the review of our business segments below.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(Unaudited, US$ Millions, except per unit amounts)	2013	2012	2013	2012
Commercial property revenue	$721	$712	$2,180	$2,098
Hospitality revenue	294	260	954	528
Investment and other revenue	33	59	132	128

Total revenue	1,048	1,031	3,266	2,754
Direct commercial property expense	280	297	878	863
Direct hospitality expense	276	238	855	468
Interest expense	275	261	818	742
Administration and other expense	108	56	241	165

Total expenses	939	852	2,792	2,238
Fair value gains, net	185	572	775	1,021
Share of net earnings from equity accounted investments	149	234	543	982

Income before income taxes	443	985	1,792	2,519
Income tax expense	60	152	355	464

Net income	$383	$833	$1,437	$2,055

Net income attributable to:
Limited partners(1)	$39	$—	$83	$—
General partner(1)	—	—	—	—
Brookfield Asset Management(2)	—	409	232	1,065
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management(1)	196	—	402	—
Interests of others in operating subsidiaries	148	424	720	990

	$383	$833	$1,437	$2,055

Basic and diluted earnings per LP Unit	$0.50		$1.04

(1)
For the period from April 15, 2013 to September 30, 2013.
(2)
For the periods prior to April 15, 2013.

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Investment properties	$31,059	$31,696
Equity accounted investments	8,120	8,038
Total assets	47,692	47,681
Property debt	19,282	19,808
Total equity	23,228	24,003
Equity before non-controlling interests of others in operating subsidiaries	12,165	13,163

Consolidated Performance and Analysis

Three Months ended September 30, 2013

        Our combined commercial property and hospitality revenue increased by $43 million for the three months ended September 30, 2013 compared to the same period in the prior year. This was primarily due to our multi-family, industrial and other segment, in which commercial property revenue increased by $35 million, as a result of acquisitions of industrial assets in the United States and Europe. Hospitality revenue increased by $34 million, primarily as a result of the acquisition of a mixed use portfolio in Australia containing several hospitality properties. In our retail segment, commercial property revenue increased by $2 million, as a result of favorable leasing activity and expansions at our malls in Brazil. These increases were offset by a decrease in our office segment of $28 million primarily due to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests and are included in investment and other revenue, compared to commercial property revenue in the prior period.

        Investment and other revenue decreased by $26 million for the three months ended September 30, 2013 compared to same period in the prior year. The decrease was primarily due to a $31 million dividend from our investment in Canary Wharf during the three months ended September 30, 2012 and decreased interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012. The decrease was partially offset by the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period.

        The combined direct commercial property and hospitality expense increased by $21 million for the three months ended September 30, 2013, compared to the same period in the prior year. The increase is as a result of the acquisition of a mixed use portfolio in Australia containing several hospitality properties in our multi-family, industrial and other segment. This was partially offset by a decrease in our office segment due to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period.

        Interest expense increased by $14 million for the three months ended September 30, 2013 compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and other segment of $22 million which was primarily attributable to portfolio acquisitions of multi-family, industrial and other assets since September 30, 2012. In addition, the current period includes interest expense of $22 million on corporate capital securities, which were issued in connection with the spin-off. Offsetting this increase was a decrease in interest expense in our office segment of $30 million, which was primarily attributable to refinancing activity and lower interest rates, as well as the reclassification of participating loan interests assets in our office segment.

        Administration and other expense increased by $52 million for the three months ended September 30, 2013 compared to the same period in the prior year, primarily as a result of management fees under the master services agreement and management fees for new real estate funds payable to Brookfield Asset Management Inc.

        We recorded $185 million of fair value gains for the three months ended September 30, 2013, which was a decrease of $387 million compared to the same period in the prior year. The gains in the three months ended September 30, 2013, were primarily driven by our office segment, which recorded fair value gains of $198 million. Approximately 70% of the appraisal gains arose from lower discount rates and 30% arose from increases in future cash flows, in part due to increases in contracted and expected rents, and other. These gains were partially offset by $56 million of fair value losses in our retail segment, primarily as a result of capitalization rate expansion at our Brazilian properties due to reduced future growth rate assumptions. The remaining gains were primarily in our multi-family and industrial portfolios, which were partially offset by fair value amortization of debt on hotel assets.

        Our share of net earnings from equity accounted investments was $149 million for the three months ended September 30, 2013, which represents a decrease of $85 million compared to the same period in the prior year. For the three months ended September 30, 2013, our retail segment recorded $98 million of net earnings from equity accounted investments, which was primarily driven by increases in operating income. Our office segment recorded $42 million of net earnings from equity accounted investments during the period, which represents a decrease of $13 million. This decrease is primarily attributable to asset dispositions as well as the consolidation of the Victor Building in Washington, D.C. in the third quarter of 2013. This decrease was partially offset by the acquisition of 125 Old Broad Street in London. The remaining variance relates to fair value gains from equity accounted investments in our multi-family, industrial and other segment compared to the prior year.

        Income tax expense decreased by $92 million for the three months ended September 30, 2013 compared to the same period in the prior year, primarily as a result of lower income before income taxes, as discussed above and higher income tax expense on fair value gains in the prior year.

Nine Months ended September 30, 2013

        The combined commercial property and hospitality revenue increased by $508 million for the nine months ended September 30, 2013, compared to the same period in the prior year. This increase was primarily due to an increase in commercial property revenue in our multi-family, industrial and other segment of $105 million attributable to the recent acquisitions, and a $426 million increase in hospitality revenue primarily as a result of the acquisition of Paradise Island Holdings Limited ("Atlantis") in the Bahamas in April 2012, and a mixed use portfolio in Australia containing several hospitality properties. In addition, our retail segment recorded an increase in commercial property revenue of $5 million for the nine months ended September 2013, compared to the prior year, as a result of higher rental rates and expansions at our Brazilian malls. Commercial property revenue in our office segment decreased by $28 million due to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The decrease in the office segment was partially offset by property acquisitions in Seattle, Washington, D.C., Los Angeles, San Diego and London.

        Investment and other revenue increased by $4 million for the nine months ended September 30, 2013 compared to same periods in the prior year. The increase primarily relates to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to commercial property revenue in the prior period. The increase was partially offset by a $40 million dividend from our investment in Canary Wharf during the nine months ended September 30, 2012 and decreased interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012.

        Our combined direct commercial property and hospitality expense increased by $402 million for the nine months ended September 30, 2013 compared to the same period in the prior year. This increase was due to our multi-family, industrial and other segment, in which commercial property expense increased by $27 million due the acquisition of industrial, multi-family, and other assets after September 30, 2012, and hospitality expense, which increased by $387 million as a result of the acquisition of Atlantis in 2012 and a mixed use portfolio in Australia containing several hospitality properties.

        Commercial property expense in our office segment decreased by $12 million due to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests, which are included in investment and other revenue, compared to direct commercial property expense in the prior period. This was offset by acquisitions of office properties since September 30, 2012 and the practical completion of Brookfield Place Perth in May 2012.

        Interest expense increased by $76 million for the nine months ended September 30, 2013, compared to the same period in the prior year. This increase was due to an increase in our multi-family, industrial and other segment of $91 million which was primarily attributable to the acquisition of Atlantis in April 2012 and portfolio acquisitions of multi-family and industrial assets since September 2012. In addition, the current period includes interest expense of $39 million on corporate capital securities, which were issued in connection with the spin-off and interest expense on a fund subscription facility. Interest expense in our office segment decreased by $37 million, which was primarily attributable to refinancing activity, which reduced interest rates and debt repayments, as well as the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests.

        Administration and other expense increased by $76 million for the nine months ended September 30, 2013 compared to the same period in the prior year, primarily as a result of management fees under the master services agreement and management fees on new real estate funds payable to Brookfield Asset Management.

        We recorded $775 million of fair value gains for the nine months ended September 30, 2013, which was a decrease of $246 million compared to the same period in the prior year. For the nine months ended September 30, 2013, our office segment recorded fair value gains of $742 million primarily related to improved cash flows from leasing activities. In the first nine months of 2013, our retail segment recorded $35 million of fair value losses, primarily as a result of capitalization rate expansion at our Brazilian properties due to reduced future growth rate assumptions. The remaining variance relates to fair value gains in our multi-family and industrial portfolios, which was partially offset by fair value amortization of debt on hotel assets.
        Our share of net earnings from equity accounted investments was $543 million for the nine months ended September 30, 2013, which represents a decrease of $439 million compared to the same period in the prior year. For the nine months ended September 30, 2013, our share of net earnings from equity accounted investments was $349 million in our retail segment, compared to $789 million in the prior year period, primarily stemming from lower fair value gains from our interest in GGP compared to the prior year, as a result of less significant capitalization rate compression in the current period. Our office segment recorded $165 million in net earnings from equity accounted investments as a result of higher valuation gains recognized in the current period, offset by dispositions of equity accounted office properties since the prior year. The remaining variance is attributable to lower valuation gains on equity accounted investments recognized in our multi-family, industrial and other segment.

        Income tax expense decreased by $109 million for the nine months ended September 30, 2013 compared to the same period in the prior year, primarily as a result of lower income before income taxes, as discussed above and higher income tax expense on fair value gains in the prior year. The decrease was partially offset by a one-time $129 million corporate-level deferred income tax expense incurred as a result of the spin-off.

Segment Performance and Analysis

Office

  Operating Results — Office

        The following table presents the NOI and FFO of our office properties by region for the three and nine months ended September 30, 2013 and 2012:

	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
(US$ Millions)
United States	$207	$207	$99	$100
Canada	69	73	37	49
Australia	61	79	44	36
Europe	12	7	8	34
Unallocated	—	—	(108)	(109)

	$349	$366	$80	$110

	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
(US$ Millions)
United States	$615	$620	$334	$307
Canada	212	212	105	135
Australia	209	225	149	121
Europe	30	23	13	43
Unallocated	—	—	(341)	(325)

	$1,066	$1,080	$260	$281

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        NOI, which represents the net amount of commercial property revenue and direct commercial property expense, generated by existing office properties for the three and nine months ended September 30, 2013 (i.e., those held throughout both the current and prior period) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the three and nine months ended September 30, 2013 and for the same period in 2012.

        This table illustrates the stability of our cash flows that arise from the high occupancy levels and our long-term lease profile:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
United States	$203	$197	$590	$577
Canada	69	69	210	205
Australia	62	62	139	138
Europe	7	7	24	24

NOI relating to existing properties using normalized foreign exchange ("FX")(1)	341	335	963	944
Currency variance	—	12	—	12

NOI relating to existing properties	341	347	963	956
NOI relating to acquisitions, dispositions and other	8	19	103	124

Total NOI	$349	$366	$1,066	$1,080

Average rent per square foot	$31.09	$28.77	$31.09	$28.77

(1)
Using the three and nine months ended September 30, 2013 average FX rates.

        NOI relating to existing properties for the three and nine months ended September 30, 2013 compared with the prior year increased by $6 million to $341 million and $19 million to $963 million, respectively, when excluding currency appreciation. This increase was primarily the result of higher same property average in-place net rents and tenant recoveries, particularly at our U.S. and Canadian properties, partially offset by slightly lower occupancy which was primarily due to large expiries in Denver and Washington, D.C. NOI relating to acquisitions, dispositions and other is related to acquisitions in Los Angeles, Seattle, Washington, D.C., and London; dispositions of properties in Washington, D.C., Los Angeles, Minneapolis, and Auckland; and the deconsolidation of certain Australian properties that were acquired by our partnership through participating loan interests.

        FFO for the three and nine months ended September 30, 2013 decreased by $30 million and $21 million, respectively, when compared to the prior year period. This was a result of one-time items recorded in investment and other income in the prior year, including dividend income from our investment in Canary Wharf of $31 million and $40 million in the three and nine months ended September 30, 2013, respectively, and interest income due to the repayment of a residential note payable from Brookfield Residential Properties Inc. which was repaid during the fourth quarter of 2012. This decrease was partially offset as a result of refinancing activity, which reduced our average interest rate and debt repayments, as well as to the change in accounting relating to the spin-off whereby certain Australian assets were reclassified to participating loan interests.

Operating Metrics — Office

        The results of operations are primarily driven by occupancy and rental rates of the office properties. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Sep. 30, 2013					Dec. 31, 2012
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	86.7%	87.4%	6.7	$27.10	$31.62	87.7%	87.4%	6.8	$26.18	$31.35
Canada	96.8%	96.8%	7.9	26.13	31.75	96.9%	96.9%	8.2	25.81	30.79
Australia	97.6%	97.6%	5.8	49.22	52.48	97.7%	97.7%	6.4	48.42	48.51
Europe(1)	94.5%	92.0%	8.7	75.01	75.92	85.3%	85.3%	10.7	69.37	66.75

Average	90.6%	91.1%	6.9	$31.09	$35.62	91.1%	91.1%	7.1	$29.88	$34.14

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        The occupancy rate in our office platform at September 30, 2013 was 90.6%, which represents a decrease of 0.5% compared to the rate at December 31, 2012. The decrease primarily relates to vacancies in New York City and Washington, D.C., as well as the acquisition of office portfolios with lower occupancy rates since year-end. For the nine months ended September 30, 2013, we leased approximately 4.6 million square feet, at average net rents approximately 12% higher than expiring net rents.

        We use in-place net rents for our office segment, as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

  •
  In North America, at September 30, 2013, average in-place net rents increased 3.5% in the United States and 1.2% in Canada, compared to December 31, 2012. Net rents across our U.S. office portfolio were at a discount of approximately 14% to the average market rent of $31.62 per square foot. In Canada, the net rents were at a discount of approximately 18% to the average market rent of $31.75 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, increase the cash flow of our office portfolio.

  •
  In Australia, at September 30, 2013, average in-place net rent in our portfolio was $49.22 per square foot, which represented a 6% discount to market rents. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with increases in market rents.

        The following table presents our leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012								Sep. 30, 2013
						Year One Leasing Net Rent ($ per Sq. Ft.)	Average Leasing Net Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
(US $)	Leasable Area(1) (000's Sq. Ft.)	Leased(1) (000's Sq. Ft.)	Total Expiries (000's Sq. Ft.)	Expiring Net Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)				Leasable Area (000's Sq. Ft.)	Leased (000's Sq. Ft.)
United States(2)	45,694	40,106	(3,387)	$25.37	3,346	$26.32	$28.09	(753)	44,815	38,837
Canada	16,714	16,187	(835)	27.93	819	31.81	33.32	—	16,714	16,171
Australia	10,134	9,916	(425)	43.61	397	39.41	44.03	—	10,134	9,888
Europe(3)	916	774	(4)	24.56	73	58.19	58.26	428	1,344	1,271

Total	73,458	66,983	(4,651)	$27.50	4,635	$28.91	$30.85	(325)	73,007	66,167

(1)
Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.
(2)
Includes unconsolidated joint ventures.
(3)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        Additionally, for the nine months ended September 30, 2013, tenant improvements and leasing costs related to leasing activity that occurred was $171 million, or an average of $39.75 per square foot, compared to $249 million, or $44.02 per square foot for the same period in the prior year.

        The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at September 30, 2013:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent
United States	44,815	5,978	3,441	$34	2,447	$24	3,112	$22	2,361	$24	2,902	$24	3,936	$28	20,638	$36
Canada	16,714	543	1,308	20	326	31	1,300	24	1,633	25	632	29	739	31	10,233	30
Australia	10,134	246	98	53	755	48	1,151	47	996	59	989	47	1,024	57	4,875	69
Europe(1)	1,344	73	—	—	134	100	6	27	71	79	88	54	8	94	964	73

Total	73,007	6,840	4,847	$31	3,662	$32	5,569	$28	5,061	$32	4,611	$30	5,707	$34	36,710	$40

Percentage of Total	100.0%	9.4%	6.6%		5.0%		7.6%		6.9%		6.3%		7.8%		50.4%

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

Balance Sheet — Office

        The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office portfolio by region as at September 30, 2013 and December 31, 2012:

	United States		Canada		Australia		Europe		Total
(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Office properties	$14,362	$13,887	$4,971	$5,132	$3,595	$4,592	$1,125	$990	$24,053	$24,601
Equity accounted investments	1,668	1,637	15	17	251	900	127	—	2,061	2,554
Participating loan interests	—	—	—	—	784	—	—	—	784	—
Accounts receivable and other	801	723	100	113	390	319	1,157	1,073	2,448	2,228

	16,831	16,247	5,086	5,262	5,020	5,811	2,409	2,063	29,346	29,383
Property-specific borrowings	7,023	7,129	2,148	1,958	1,809	2,453	674	676	11,654	12,216
Accounts payable and other	1,058	1,064	557	568	407	297	87	68	2,109	1,997
Non-controlling interests	843	705	499	512	134	123	1	2	1,477	1,342

	$7,907	$7,349	$1,882	$2,224	$2,670	$2,938	$1,647	$1,317	$14,106	$13,828

Unallocated
Unsecured facilities									$615	$418
Capital securities									644	866
Non-controlling interests									6,164	6,078

Equity before non-controlling interests of others in operating subsidiaries(1)									$6,683	$6,466

(1)
Does not include office developments which are described in the table below on a geographic basis.

        Equity before non-controlling interests of others in operating subsidiaries increased by $217 million to $6,683 million as at September 30, 2013 compared to December 31, 2012, excluding office development activities. This increase is primarily due to increases in the fair value of our operating properties as a result of improved cash flows from leasing activity, as well as asset acquisitions since the beginning of the year. This increase was partially offset by the impact of foreign currency translation in our Canadian, Australian and European office portfolios, as well as dispositions of non-core office assets during the current year. In addition, the increase in equity before non-controlling interests of others in operating subsidiaries is a result of a reduction in property-specific borrowings as a result of asset dispositions and refinancing activities.

        Equity accounted investments as at September 30, 2013 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and the Grace Building ($0.6 billion); and in Australia, E&Y Centre ($0.3 billion). Our interest in Canary Wharf ($1.0 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

        The following table presents the equity before non-controlling interests of others in operating subsidiaries of our office development activities by region:

	Sep. 30, 2013				Dec. 31, 2012
(US$ Millions)	Consolidated assets	Consolidated liabilities	Non- Controlling interests	Equity before non- controlling interests of others in operating subsidiaries	Consolidated assets	Consolidated liabilities	Non- Controlling interests	Equity before non- controlling interests of others in operating subsidiaries
North America
Manhattan West, New York(1)	$554	$297	$130	$127	$465	$227	$119	$119
Other	506	48	232	226	341	55	144	142
Europe	497	78	226	193	318	69	138	111
Australia	52	6	21	25	184	61	16	107
Brazil	261	158	—	103	223	148	—	75

	$1,870	$587	$609	$674	$1,531	$560	$417	$554

(1)
At September 30, 2013 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $175 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

        As at September, 30 2013, we held interests in centrally located office development sites with a total development pipeline of approximately 18 million square feet in North America, Australia, Europe and Brazil. We classify our office development sites into three categories: (i) active development (ii) active planning and (iii) held for development. Our active developments include the five million square foot Manhattan West in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of September 30, 2013, these five sites had incurred a cost of $863 million and had a total planned development cost of $752 per square foot with a weighted average planned construction period of 83 months.

        Of the remaining approximately 9.6 million square feet in our office development pipeline as at September 30, 2013, 2.3 million square feet were in the active planning stage comprising four development projects. Included in the active planning stage are the development rights to 100 Bishopsgate in London, U.K., as we have prepared the site for construction. As at September 30, 2013, those four developments had incurred a cost of $402 million and had a total planned development cost of $921 per square foot with a weighted average planned construction period of 37 months.

        The remaining approximately 7.3 million square feet of our office development pipeline as of September 30, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

        The key valuation metrics of our office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States		Canada		Australia		Europe
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	7.4%	7.3%	6.5%	6.4%	8.5%	8.9%	6.7%	6.7%
Terminal cap rate	6.4%	6.3%	5.7%	5.6%	7.2%	7.2%	5.5%	5.8%
Investment horizon (years)	11	11	11	11	10	10	10	10

        As at September 30, 2013, we had a level of indebtedness of approximately 49% of our consolidated office properties.

        We attempt to match the maturity of our office property debt with the average lease term of our properties. At September 30, 2013, the average term to maturity of our property debt was 5 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Canada Office Properties revolving facility	3.0%	$278
Brookfield Office Properties senior notes	4.2%	337
Secured Property Debt
Fixed rate	5.2%	7,867
Variable rate	4.2%	4,261

		$12,743

Current		$1,954
Non-current		10,789

		$12,743

        As at September 30, 2013 we had $889 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $278 million (December 31, 2012 — $68 million).

        On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

        Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$—	$—
Class AAA Series F	—	6.00%	—	202
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	194	202
Class AAA Series J	8,000,000	5.00%	194	202
Class AAA Series K	6,000,000	5.20%	146	150

Total capital securities			$644	$866

Current			$—	$202
Non-current			644	664

Total capital securities			$644	$866

(1)
Our partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

Retail

  Operating results — Retail

        The following table presents the NOI and FFO of our retail properties by region for the three and nine months ended September 30, 2013 and 2012:

	NOI(1)		FFO(1)
Three months ended Sep. 30,	2013	2012	2013	2012
(US$ Millions)
United States	$—	$—	$66	$61
Brazil	22	21	1	—
Australia	2	2	1	2

	$24	$23	$68	$63

	NOI(1)		FFO(1)
Nine months ended Sep. 30,	2013	2012	2013	2012
(US$ Millions)
United States	$—	$—	$196	$170
Brazil	68	66	4	(2)
Australia	10	9	5	4

	$78	$75	$205	$172

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        NOI, which represents the net amount of commercial property revenue and direct commercial property expense for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $1 million and $3 million, respectively, primarily as a result of higher NOI at our Brazilian malls due to expansions and leasing activity, offset by lower NOI in Australia following dispositions in the current year.

        FFO for the for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $5 million and $33 million, respectively, which was primarily a result of improved occupancy and in-place rent rates in the United States compared to the prior year. The increase in FFO is also attributable to lower interest expense across our U.S. portfolio as a result of refinancing activity and lower interest expense at our Brazilian operations. In addition, GGP's initial rental rates for executed leases commencing in 2013 on a suite-to-suite basis increased 12.2%, or $6.88 per square foot, to $63.32 per square foot when compared to the rental rate for expiring leases. Trailing twelve month tenant sales in GGP's malls increased 3.8% to $562 per square foot. The GGP same store regional malls leased percentage was 96.6% at quarter-end, an increase of 110 basis points from September 30, 2012.

  Operating Metrics — Retail

        The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Sep. 30, 2013				Dec. 31, 2012
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States(1)	95.5%	6.0	$54.35	$61.64	95.0%	5.8	$52.06	$58.01
Brazil	95.8%	6.8	47.15	48.44	94.7%	7.1	46.12	47.63
Australia(2)	100.0%	3.0	9.53	8.18	98.3%	6.9	9.26	9.13

Average	95.5%	6.0	$53.41	$60.33	95.1%	5.9	$50.58	$56.18

(1)
Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.
(2)
Excludes assets that are being de-leased in preparation for redevelopment.

        Our retail portfolio occupancy rate at September 30, 2013 was 95.5%. The increase from year-end is primarily the result of increased leasing activities at our United States properties. In our U.S. retail portfolio, initial rental rates for leases commencing in 2013 on a suite-to-suite basis increased approximately 12% compared to the average rental rate for expiring leases.

        We use in-place rents for our retail segment as a measure of leasing performance, which are calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

        The following table presents leasing activity from December 31, 2012 to September 30, 2013:

	Dec. 31, 2012(1)								Sep. 30, 2013
				Expiring		Year One Leasing Rent ($ per Sq. Ft.)	Average Leasing Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
	Leasable Area(1) (000's Sq. Ft.)		Total Expiries (000's Sq. Ft.)						Leasable Area (000's Sq. Ft.)
(US $)		Leased(1) (000's Sq. Ft.)		Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)					Leased (000's Sq. Ft.)
United States	64,800	61,659	(10,523)	$50.97	11,075	$50.48	$55.01	(1,151)	63,648	60,923
Brazil	2,802	2,653	(726)	34.66	800	30.62	31.85	46	2,848	2,727
Australia	1,951	1,918	(6)	11.22	—	—	—	(1,036)	914	914

Total	69,553	66,230	(11,255)	$49.90	11,875	$49.14	$53.45	(2,141)	67,410	64,564

(1)
Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.

        In addition, we incurred tenant allowances for our retail operating properties of $119 million for the nine months ended September 30, 2013 and $127 million during the same period in 2012.

        The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at September 30, 2013:

			Expiring Leases
			Remaining 2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent	(000's sq. ft.)	In- place Rent
United States(1)	60,077	2,725	929	$62	6,827	$52	6,373	$56	6,169	$62	6,023	$61	5,965	$67	25,066	$63
Brazil	2,848	121	464	34	329	81	434	64	278	65	305	58	175	63	742	15
Australia(2)	914	—	—	—	—	—	—	—	584	8	330	16	—	—	—	—

Total	63,839	2,846	1,393	$53	7,156	$53	6,807	$57	7,031	$58	6,658	$59	6,140	$67	25,808	$62

Percentage of Total	100.0%	4.5%	2.2%		11.2%		10.7%		11.0%		10.4%		9.6%		40.4%

(1)
Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.
(2)
Excludes assets that are being de-leased in preparation for redevelopment.

  Balance Sheet — Retail

        The following table presents equity before non-controlling interests of others in operating subsidiaries of our retail properties by region as at September 30, 2013 and December 31, 2012:

	United States		Brazil		Australia		Total
(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Retail properties	$—	$—	$1,803	$1,959	$134	$226	$1,937	$2,185
Equity accounted investments	5,656	5,219	—	—	—	—	5,656	5,219
Accounts receivable and other	537	538	286	328	9	5	832	871

	6,193	5,757	2,089	2,287	143	231	8,425	8,275
Property-specific borrowings	—	—	669	734	61	102	730	836
Accounts payable and other	—	305	129	137	—	—	129	442
Non-controlling interests	444	423	954	1,047	2	22	1,400	1,492

Equity before non-controlling interests of others in operating subsidiaries	$5,749	$5,029	$337	$369	$80	$107	$6,166	$5,505

        Equity before non-controlling interests of others in operating subsidiaries in our retail portfolio increased $661 million to $6.2 billion at September 30, 2013 from December 31, 2012. The increase was primarily a result of fair value gains in the United States as well as the acquisition of additional interests in GGP and Rouse from our fund partners in April 2013. The increase was partially offset by foreign exchange rate movements in Australia and Brazil, fair value losses in Brazil and dispositions in Australia.

        The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States(1)		Australia		Brazil
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	5.5%	5.7%	10.3%	9.9%	9.0%	8.5%
Terminal cap rate	n/a	n/a	9.5%	9.2%	7.2%	7.2%
Investment horizon (years)	n/a	n/a	10	10	10	10

(1)
The valuation method used by United States is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

        The details of property debt for our consolidated retail properties at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	10.3%	$730

		$730

Current		$12
Non-current		718

		$730

        During the three months September 30, 2013, GGP obtained $1.7 billion of property-level debt with a weighted average interest rate of 3.99% and weighted average term-to-maturity of 9.4 years. The prior loans had a weighted average interest rate of 5.32% and a remaining term-to-maturity of 2.8 years. These refinancing transactions generated approximately $239 million of net proceeds to GGP.

        The details of retail property debt related to our equity accounted investment in GGP at September 30, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.7%	$206
Secured Property Debt
Fixed rate	4.6%	16,850
Variable rate	2.7%	1,776

		$18,832

Current		$618
Non-current		18,214

		$18,832

(1)
Represents GGP's consolidated and proportionate share of unconsolidated U.S. property debt.

Multi-Family, Industrial and Other

  Operating Results — Multi-Family, Industrial and Other

        The following table presents the NOI and FFO of our multi-family, industrial and other segment for the three months ended September 30, 2013 and 2012:

	NOI(1)		FFO(1)
(US$ Millions)	2013	2012	2013	2012
Three months ended Sep. 30,	$118	$64	$17	$2

	NOI(1)		FFO(1)
(US$ Millions)	2013	2012	2013	2012
Nine months ended Sep. 30,	$354	$173	$50	$13

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        NOI, which represents the net amount of commercial property revenue and direct commercial property expense, increased $54 million and $181 million for the three and nine months ended September 30, 2013, respectively when compared to the prior year period. This was primarily the result of the acquisition of Atlantis in April 2012, and industrial and multi-family assets in the second half of 2012 and in 2013.

        FFO for the for the three and nine months ended September 30, 2013 compared with the same periods in the prior year increased $15 million and $37 million, respectively, which was primarily due to the acquisition of Atlantis in April 2012, and industrial and multi-family assets in the second half of 2012 and in 2013.

  Balance Sheet — Multi-Family, Industrial and Other

        The following table presents equity before non-controlling interests of others in operating subsidiaries of our multi-family, industrial and other segment:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Investment properties	$3,367	$3,511
Equity accounted investments	329	308
Property, plant & equipment	2,290	2,970
Loans and notes receivable	118	367
Accounts receivable and other	1,942	1,336

	8,046	8,492
Property-specific borrowings	5,442	5,733
Accounts payable and other liabilities	375	610
Non-controlling interests	1,388	1,511

Equity before non-controlling interests of others in operating subsidiaries	$841	$638

        Equity before non-controlling interests of others in operating subsidiaries in our multi-family, industrial and other segment increased $203 million from December 31, 2012 to September 30, 2013. This was a result of acquisitions of multi-family and industrial assets in the United States and Europe since year-end and higher values on properties in our multi-family and industrial portfolio, which increased the value of the investment properties since year-end. This increase in investment properties was offset by fluctuations in foreign exchange rates, as well as the deconsolidation of our investment in a mixed-use Australian commercial property portfolio.

        Accounts receivable and other primarily relate to hotel operating properties as at September 30, 2013. The decrease since year-end reflects the deconsolidation of our investment in a mixed-use Australian commercial property portfolio, which includes six hotel assets in Australia, as well as depreciation and amortization on our hotel assets and distributions from our real estate opportunity and finance funds in 2013.

        The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	North America		Europe(1)		Australia
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Discount rate	9.0%	8.7%	8.2%	n/a	10.1%	9.8%
Terminal cap rate	7.8%	8.0%	n/a	n/a	8.6%	9.2%
Investment horizon (years)	8	10	n/a	n/a	10	10

(1)
Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

        Property debt related to our multi-family, industrial and other segment totaled $5.4 billion at September 30, 2013 and had a weighted average interest rate of 3.3% and an average term to maturity of 2.6 years.

Corporate

  Balance Sheet — Corporate

        The following table presents equity before non-controlling interests of others in operating subsidiaries at the corporate level:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts receivable and other	$5	$—
Capital Securities	1,250	—
Accounts payable and other liabilities	929	—
Non-controlling interests	25	—

Equity before non-controlling interests of others in operating subsidiaries	$2,199	$—

        Accounts payable and other liabilities consist primarily of deferred tax liabilities established in connection with the spin-off. As at September 30, 2013, we had $1.25 billion of capital securities outstanding, which were issued by one of our partnership's holding entities. The following table provides additional information on the capital securities:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$—
Class C Junior Preferred Shares	20,000,000	6.75%	500	—

Total capital securities			$1,250	$—

Current			$—	$—
Non-current			1,250	—

Total capital securities			$1,250	$—

        In addition, as at September 30, 2013, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of NOI and FFO for the Three and Nine Months Ended September 30, 2013 and 2012

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue	$721	$712	$2,180	$2,098
Hospitality revenue	294	260	954	528
Direct commercial property expense	(280)	(297)	(878)	(863)
Direct hospitality expense	(276)	(238)	(855)	(468)
Depreciation and amortization of real estate assets(1)	32	16	97	33
NOI	491	453	1,498	1,328
Investment and other revenue	33	59	132	128
Share of equity accounted income excluding fair value gains	103	108	302	299
Interest expense	(275)	(261)	(818)	(742)
Administration and other expense	(108)	(56)	(241)	(165)
Non-controlling interests of others in operating subsidiaries in funds from operations	(120)	(128)	(433)	(382)
FFO(2)	124	175	440	466
Depreciation and amortization of real estate assets(1)	(32)	(16)	(97)	(33)
Fair value gains, net	185	572	775	1,021
Share of equity accounted fair value gains	60	126	255	683
Income tax expense	(60)	(152)	(355)	(464)
Share of equity accounted income tax expense	(14)	—	(14)	—
Non-controlling interests of others in operating subsidiaries in income tax expense	(28)	(296)	(287)	(608)

Net income before non-controlling interests of others in operating subsidiaries	235	409	717	1,065
Non-controlling interests of others in operating subsidiaries	148	424	720	990

Net income	$383	$833	$1,437	$2,055

(1)
Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the Net Income calculation.
(2)
FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

Financial Performance and Analysis as at December 31, 2012 and 2011 and the years ended December 31, 2012, 2011 and 2010

Combined and Consolidated Results of Operations

        The following tables set forth the results for our business for each of the years ended December 31, 2012, 2011 and 2010 and as at December 31, 2012 and 2011. Further details on our operations and financial position are contained within the review of our business segments below.

(US$ Millions) Year ended December 31,	2012	2011	2010
Commercial property revenue	$2,858	$2,385	$2,067
Hospitality revenue	743	164	—
Investment and other revenue	167	232	168

Total revenue	3,768	2,781	2,235
Direct commercial property expense	1,189	931	839
Direct hospitality expense	687	138	—
Investment and other expense	36	54	26
Interest expense	1,020	962	778
Administration expense	169	104	109

Total expenses	3,101	2,189	1,752
Fair value gains, net	1,227	1,509	835
Share of net earnings from equity accounted investments	1,235	2,104	870

Income before income taxes	3,129	4,205	2,188
Income tax expense	489	439	78

Net income	$2,640	$3,766	$2,110

Net income attributable to
Parent company	$1,476	$2,344	$1,027
Non-controlling interests	1,164	1,422	1,083

	$2,640	$3,766	$2,110

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Investment properties	$31,696	$27,151
Equity accounted investments	8,038	6,888
Total assets	47,681	39,615
Property debt	19,808	15,187
Total equity	24,003	21,071
Equity attributable to parent company	13,163	11,555

Combined and Consolidated Performance and Analysis

        Commercial property revenue increased $473 million in 2012 compared to 2011. This increase was due to an increase in commercial property revenue in our office segment of $508 million which was primarily attributable acquisitions of office properties, the consolidation of the U.S. Office Fund and 250 Vesey Street in New York City (formerly Four World Financial Center) in the second half of 2011 and the practical completion of Brookfield Place Perth in May 2012. This increase was offset by decreases in our retail and multi-family, industrial and other segments, primarily as a result of the sale of retail assets in our Brazil retail fund and multi-family and other assets in our real estate opportunity funds.

        Commercial property revenue increased $318 million in 2011 compared to 2010. The increase was primarily due to an increase in commercial property revenue in our office segment of $388 million as a result of new leasing activity and currency appreciation in our Australian and Canadian properties, as well as the consolidation of the U.S. Office Fund and property acquisitions during the period, which was offset by reduced occupancies in the United States. Our multi-family, industrial and other segment recorded a decrease of $67 million, which was primarily attributable to asset dispositions from our real estate opportunity fund in early 2011, which was partially offset by the acquisition of multi-family properties in our real estate opportunity and finance funds. In addition, commercial property revenue in our retail segment decreased $3 million, which was attributable to the sale of retail assets in the United Kingdom in the first quarter of 2011.

        Hospitality revenue in 2012 increased $579 million compared to 2011 as a result of the acquisition of Atlantis in the Bahamas in April 2012 in our multi-family, industrial and other segment and the inclusion of a full-year's operating results for the Hard Rock Hotel and Casino in Las Vegas which was acquired in March 2011.

        Hospitality revenue in 2011 increased $164 million compared to 2010 as a result of the acquisition of the Hard Rock Hotel and Casino in Las Vegas in March 2011 in our multi-family, industrial and other segment.

        Investment and other revenue in 2012 decreased $65 million compared to 2011 primarily as a result of decrease in our office segment which was due to the settlement of loans receivable from Brookfield and the recognition of one-time items including a condemnation award of $11 million, both in the prior year. This decrease was partially offset by an increase in dividend income from our investment in Canary Wharf.

        Investment and other revenue in 2011 increased $64 million compared to 2010 primarily as a result of an increase in interest income in our office segment of $53 million due to a note receivable related to the disposition of the residential development segment to Brookfield Residential Properties, Inc. in the fourth quarter of 2010.

        Direct commercial property expense increased $258 million in 2012 compared to 2011. The increase was primarily due to an increase of direct commercial property expense in our office segment of $170 million as a result of the acquisitions of office properties, the practical completion of Brookfield Place Perth in May 2012 and the consolidation of the U.S. Office Fund and 250 Vesey Street in the second half of 2011. In addition, direct commercial property expense in our multi-family, industrial and other segment increased by $94 million as a result of acquisitions made in 2012 by a new Brookfield-sponsored real estate opportunity funds, offset by divestment of assets. These increases were offset by a decline in direct commercial property expense in our retail segment of $6 million, as a result of asset dispositions in Brazil in the fourth quarter of 2011 and first quarter of 2012.

        Direct commercial property expense in 2011 increased $92 million compared to 2010. This increase was primarily attributable to an increase of $180 million in direct commercial property expense in our office segment as a result of the consolidation of the U.S. Office Fund and the New Zealand Property Fund, the acquisition of properties in Houston, Washington, D.C., Denver, Melbourne and Perth in 2011. This increase was offset by a decrease of direct commercial property expense of $80 million in our multi-family, industrial and other segment, as a result of asset dispositions from our real estate opportunity fund, which was partially offset by the acquisition of multi-family assets. In addition, we recorded a decrease in direct commercial property expense in our retail segment of $8 million due to the sale of retail assets in the United Kingdom in the first quarter of 2011.

        Direct hospitality expense increased $549 million in 2012 compared to 2011 as a result of the acquisition of Atlantis in the Bahamas in April 2012 in our multi-family, industrial and other segment and the inclusion of a full-year's operating results for the Hard Rock Hotel and Casino in Las Vegas.

        Direct hospitality expense increased $138 million in 2011 compared to 2010 as a result of the acquisition of the Hard Rock Hotel and Casino in Las Vegas in March 2011 in our multi-family, industrial and other segment.

        Investment and other expense in 2012 decreased $18 million compared to 2011 primarily as a result of a decrease of fee expense relating to our office segment.

        Investment and other expense in 2011 increased $28 million compared to 2010 primarily as a result of an increase of fee expense of $9 million and an increase in foreign exchange expense of $13 million.

        Interest expense increased $58 million in 2012 compared to 2011 primarily due to an increase in interest expense in our office segment of $86 million as a result of the consolidation of U.S. Office Fund and the acquisition of office assets during the year. In addition, an increase in interest expense of $35 million in our multi-family, industrial and other segment was due to the acquisition of hospitality assets, i.e., the Hard Rock Hotel and Casino and Atlantis, in March 2011 and April 2012, respectively, partially offset by lower interest expense as a result of a refinancing on our multi-family portfolio at a lower rate in 2012. In addition, interest expense in our retail segment declined $63 million primarily related to the debt restructuring in our Brazil retail fund at the end of 2011.

        Interest expense increased $184 million in 2011 compared to 2010 primarily as a result of an increase in interest expense of $130 million due to the consolidation of the U.S. Office Fund, property acquisitions during the year and currency appreciation in Australia and Canada in our office segment, an increase of interest rates and currency appreciation in Brazil, and the disposal of United Kingdom retail assets in the first quarter of 2011 in our retail segment, as well as an increase of interest expense in our multi-family, industrial and other segment as a result acquisitions in the period.

        Administration expense increased $65 million in 2012 compared to 2011 primarily as a result of an increase in employee compensation and benefits of $18 million and an increase of $35 million relating to depreciation and amortization of non-real estate assets from the acquisition of hospitality assets in March 2011 and April 2012.

        We recorded $1.2 billion of fair value gains in 2012 which was a decrease of $282 million compared to the prior year. This was primarily driven by our office segment which recorded $1.0 billion of fair value gains of which 70% related to discount and terminal capitalization rate compression, and 30% related to leasing changes, timing and other assumptions. In addition, we recorded $275 million of fair value gains in our retail segment as a result of discount rates decreasing by 110 basis points on our Brazilian retail malls. In our multi-family, industrial and other segment, we recorded a loss of $55 million.

        In 2011, we recorded $1.5 billion of fair value gains which was an increase of $674 million compared to the prior year. The gains recorded in 2011 were primarily driven by our office segment which recorded $1.2 billion of fair value gains of which 57% related to discount and terminal capitalization rate compression, and 43% related to leasing changes, timing and other assumptions. In 2011, we recorded $279 million of fair value gains in our retail segment primarily as a result of discount rates decreasing by 40 basis points in Brazil, and $47 million of realized gains related to the sale of three Brazil retail malls. Our multi-family, industrial and other segment recorded $1 million of fair value gains.

        Our share of net earnings from equity accounted investments was $1.2 billion in 2012 which was a decrease of $869 million compared to 2011. Our retail segment recorded $1.0 billion of net earnings from equity accounted investments, which was driven by operating income and fair valuation gains from our interest in GGP. Our office segment recorded $178 million of net earnings from equity accounted investments during the period which was primarily attributable to operating income from our equity accounted investments in the U.S. and Australia. We also recorded $45 million of net earnings from equity accounted investments in our multi-family, industrial and other segment, which was primarily driven by fair value gains. The decrease of $869 million, when compared to 2011, was primarily a result of significant valuation gains in GGP in the prior year period and net earnings in 2011 from the U.S. Office Fund which was equity accounted until August 2011.

        Our share of net earnings from equity accounted investments was $2.1 billion in 2011 which was an increase of $1.2 billion when compared to 2010. This increase was primarily due to an increase of $1.3 billion in our retail segment due to our investments in GGP in November 2010 and January 2011, and which had significant fair value gains as a result of compression of capitalization rates in the United States. In addition, an increase of $13 million is attributable to the acquisition of assets in our real estate opportunity funds at the end of 2010. These increases were offset by $44 million in our office segment as a result of the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 and 250 Vesey Street and First Canadian Place in the fourth quarter of 2011.

        Income tax expense increased $50 million in 2012 compared to 2011 primarily due to a greater portion of the prior period's earnings being subject to tax in jurisdictions with lower income tax rates and a tax asset recognized in the prior year. This increase was partially offset by a decline in income tax expense of $60 million in our office segment as a result of a decrease in net income before taxes and a larger release of tax reserves in the current year.

        Income tax expense increased $361 million in 2011 compared to 2010 primarily as a result of an increase in income tax expense in our office segment of $307 million due to increased earnings driven by fair value adjustments, as well as increased earnings driven by higher fair value gains in our retail segment.

        Net income attributable to non-controlling interests decreased $258 million in 2012 compared to 2011 as a result of higher net income in the prior year, which was offset by the consolidation of the U.S. Office Fund, which did not report net income attributable to non-controlling interests until it was consolidated in August 2011.

        Net income attributable to non-controlling interests increased $339 million in 2011 compared to 2010 as a result of an increase of $202 million in our office segment due to the consolidation of the U.S. Office Fund, 250 Vesey Street and First Canadian Place in the second half of 2011, which did not report net income attributable to non-controlling interests from the beginning of 2011 through the second half of 2011. The increase was also due to a $177 million increase as a result of the non-controlling interests' share of Brazilian fair value gains in our retail segment. These increases were offset by a decrease of $40 million in our multi-family, industrial and other segment as a result of higher net income in 2010 compared to 2011.

        Equity attributable to parent company increased by $1.6 billion during the year ended December 31, 2012 primarily due to the increase in net income attributable to factors detailed above.

Segment Performance and Analysis

Office

  Operating Results — Office

        The following table presents the NOI and FFO of our office properties by region for the years ended December 31, 2012, 2011 and 2010:

	NOI(1)			FFO(1)
(US$ Millions)	2012	2011	2010	2012	2011	2010
Year ended Dec. 31,
United States	$820	$561	$418	$470	$435	$427
Canada	285	259	243	220	213	227
Australia	302	250	202	197	129	87
Europe	33	32	31	44	20	27
Unallocated	—	—	—	(567)	(490)	(405)

	$1,440	$1,102	$894	$364	$307	$363

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        The increase in NOI in 2012, when compared to 2011, was driven by the increase in commercial property revenue partially offset by an increase in direct commercial property expenses. This was primarily attributable to the consolidation of the U.S. Office Fund in the second half of 2011, as well as acquisitions in Seattle, Washington, D.C., Denver, London, Melbourne and Perth, and the practical completion of Brookfield Place in Perth. These increases were partially offset by the sale of properties in Calgary, Melbourne, Boston and New Jersey. This resulted in commercial property revenue increasing by $508 million and direct commercial property expense increasing by $170 million. The increase in 2011 when compared to 2010 was primarily driven by acquisitions in Houston, Washington, D.C., Denver, Melbourne and Perth, partially offset by the sale of properties in Boston and New Jersey. This resulted in commercial property revenue increasing by $388 million and direct commercial property expense increasing by $180 million for the year ended December 31, 2011.

        NOI generated by existing office properties since the beginning of 2010 (i.e., those held throughout both the current and prior periods) is presented in the following table on a constant exchange rate basis, using the average exchange rate for the year ended December 31, 2012 for the same period in 2011 and 2010. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

(US$ Millions)	2012	2011	2010
United States	$361	$351	$370
Canada	268	251	241
Australia	224	213	202
Europe	31	32	32

NOI relating to existing properties using normalized foreign exchange ("FX")(1)	884	847	845
Currency variance	—	2	(30)

NOI relating to existing properties	$884	$849	$815
NOI relating to acquisitions, dispositions and other	556	253	79

Total NOI	$1,440	$1,102	$894

Average rent per square foot	$31.44	$28.45	$28.08

(1)
Using the 2012 year to date average FX rates.

        NOI relating to existing properties for the year ended December 31, 2012 compared with the prior year increased by 4% to $884 million and increased by 4% when excluding currency appreciation. This increase was primarily the result of higher same property average in-place net rents and higher same property occupancy due to lease-ups offset by lease expiries.

        NOI for the year ended December 31, 2011 was in line with the prior year, although NOI decreased in the United States. The decrease in the United States was driven by occupancy reductions due to the expiry of leases in New York and Boston.

        FFO for the year ended December 31, 2012 increased by $57 million to $364 million compared to $307 million in the prior year. The increase is primarily attributable to the acquisitions of properties discussed above, and the refinancing of Australian debt which resulted in a decrease in interest expense. In addition, the Canary Wharf dividend was $40 million in 2012 compared to $16 million in 2011. This increase in FFO was partially offset by higher interest expense as a result of additional corporate debt that was drawn and the consolidation of the U.S. Office Fund, as well as various onetime gains, including a condemnation award of $11 million, in the United States in the prior year recorded within investment and other revenue.

        FFO for the year ended December 31, 2011 decreased by $56 million to $307 million from $363 million in the prior period. The decrease is primarily due to the increase of unallocated non-controlling interest which is a result of the transfer of interests in the Australian assets to Brookfield Office Properties. In addition, the Canary Wharf dividend was $16 million in 2011 compared to $26 million in 2010, which was offset by income earned by newly acquired properties in the period. In addition, the increase in interest expense reflects the acquisition and dispositions discussed above as well as the impact of foreign currency translation on borrowings in Australia and Canada.

        The results of operations are primarily driven by occupancy and rental rates of the office properties and stability of earnings is driven by the average lease term. The following tables present key metrics relating to in-place leases of our office property portfolio:

	Dec. 31, 2012					Dec. 31, 2011					Dec. 31, 2010
	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent	Occupancy (%)	Same Store Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Net Rent	Market Net Rent
United States	89.0%	90.8%	7.0	$26.80	$32.50	91.3%	90.6%	7.0	$24.53	$31.21	94.0%	94.8%	7.1	$24.54	$29.20
Canada	96.9%	96.9%	8.2	26.80	31.98	96.3%	96.3%	8.7	25.48	29.87	96.0%	97.0%	7.6	25.99	24.52
Australia	97.7%	97.5%	6.4	53.82	54.12	96.8%	97.2%	6.2	48.17	49.00	98.7%	98.2%	7.3	47.66	48.08
Europe(1)	85.3%	100.0%	10.7	69.19	67.01	100.0%	100.0%	10.3	60.47	59.87	100.0%	100.0%	10.0	61.05	60.04

Average	92.1%	93.3%	7.3	$31.44	$35.94	93.3%	93.0%	7.3	$28.45	$33.57	95.1%	95.9%	7.2	$28.08	$30.67

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        The worldwide portfolio occupancy rate in our office properties at December 31, 2012 was 92.1%, down from 93.3% at December 31, 2011. The decrease in occupancy levels from prior period is primarily due to a decline in the United States to 89.0% from 91.3% at December 31, 2011. The decline is due to acquisitions of under-leased properties at attractive values and expected vacancies in Denver, New York, and Washington D.C. In Europe, the acquisition of 99 Bishopsgate in the second quarter of 2012, a building adjacent to our 100 Bishopsgate development site in London, contributed to Europe's decline. Occupancy levels elsewhere in our portfolio remain favorable. In 2012, we leased approximately 7.3 million square feet.

        We use in-place net rents for our office segment, as a measure of leasing performance, and calculate this as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash generated from leases in a given period.

  •
  In North America, at December 31, 2012, average in-place net rents across our portfolio increased 9.3% and 5.2% in the United States and Canada, respectively compared to the prior year. Net rents across our U.S. office portfolio were at a discount of approximately 17.5% to the average market rent of $32.50 per square foot. In Canada, the net rents were at a discount of approximately 16.2% to the average market rent of $31.98 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

  •
  In Australia, at December 31, 2012, average in-place net rent in our portfolio was approximately $53.82 per square foot, which represented a 1% discount to market rents and an approximately 11.7% increase compared to average in-place net rent at December 31, 2011. This increase primarily relates to the opening of Brookfield Place in Perth at comparatively higher rental rates. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

  •
  In Europe, at December 31, 2012, average in-place net rent in our portfolio increased approximately 14.4% compared to the prior year. The increase is primarily related to the acquisition of the London office portfolio during 2012.

        The following table presents our leasing activity from December 31, 2011 to December 31, 2012:

	Dec. 31, 2011								Dec. 31, 2012
						Year One Leasing Net Rent ($ per Sq. Ft.)	Average Leasing Net Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
(US $)	Leasable Area(1) (000's Sq. Ft.)	Leased(1) (000's Sq. Ft.)	Total Expiries (000's Sq. Ft.)	Expiring Net Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)				Leasable Area (000's Sq. Ft.)	Leased (000's Sq. Ft.)
United States(2)	44,019	40,221	(5,831)	$19.68	5,077	$24.62	$27.33	(1,669)	42,447	37,798
Canada	17,108	16,468	(1,236)	28.83	1,343	32.07	32.89	(363)	16,735	16,212
Australia	9,863	9,549	(471)	48.19	573	54.71	61.18	264	10,129	9,897
Europe(3)	556	556	(268)	60.13	263	60.53	60.92	349	905	772

Total	71,546	66,974	(7,806)	$24.24	7,256	$29.68	$32.25	(1,419)	70,216	64,679

(1)
Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.
(2)
Includes unconsolidated joint ventures.
(3)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

        Additionally, for the year ended December 31, 2012, tenant improvements and leasing costs related to leasing activity that occurred averaged $42.68 per square foot, compared to $38.12 per square foot in 2011.

        The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at December 31, 2012:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent	(000's sq. ft.)	Net Rent
United States	42,447	4,649	5,149	$31	2,907	$25	2,960	$22	2,141	$25	2,304	$26	2,732	$30	19,605	$35
Canada	16,735	523	1,697	24	321	33	1,486	24	1,630	26	645	30	679	32	9,754	31
Australia	10,129	232	402	47	768	51	1,138	60	1,015	67	989	53	901	66	4,684	78
Europe(1)	905	133	4	34	1	32	5	25	59	93	88	62	2	96	613	69

Total	70,216	5,537	7,252	$30	3,997	$31	5,589	$30	4,845	$35	4,026	$34	4,314	$38	34,656	$40

Percentage of Total	100.0%	7.9%	10.3%		5.7%		8.0%		6.9%		5.7%		6.1%		49.4%

(1)
Does not include office assets held through our approximately 22% interest in Canary Wharf.

Balance Sheet — Office

        The following table presents the equity attributable to parent company of our office portfolio by region as at December 31, 2012 and 2011:

	United States		Canada		Australia		Europe		Total
(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Office properties	$13,772	$12,959	$5,132	$4,571	$4,592	$3,550	$990	$521	$24,486	$21,601
Equity accounted investments	1,485	1,467	17	13	900	957	—	—	2,402	2,437
Accounts receivable and other	721	1,315	113	134	319	490	1,073	994	2,226	2,933

	15,978	15,741	5,262	4,718	5,811	4,997	2,063	1,515	29,114	26,971
Property-specific borrowings	7,015	6,679	1,958	1,840	2,453	2,284	676	442	12,102	11,245
Accounts payable and other	1,062	1,031	568	407	297	229	68	115	1,995	1,782
Non-controlling interests	590	636	512	427	123	190	2	—	1,227	1,253

	$7,311	$7,395	$2,224	$2,044	$2,938	$2,294	$1,317	$958	$13,790	$12,691

Unallocated
Unsecured facilities									$418	$381
Capital securities									866	994
Non-controlling interests									6,078	5,360

Equity attributable to parent company(1)									$6,428	$5,956

(1)
Does not include office developments which are described in the table below on a geographic basis.

        Equity attributable to parent company increased by $472 million during the year ended December 31, 2012 to $6.4 billion, excluding office development activities. These increases represent gains in the fair values of properties primarily in North America and reflect lower discount rates and terminal capitalization rates (70%) and higher projected cash flows (30%), as well as the strengthening of Canadian and Australia currencies relative to the U.S. Dollar. Unallocated non-controlling interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the non-controlling interests in each region relate to funds and joint ventures in those regions.

        Specific 2012 major variances included the following:

  •
  The total fair value of commercial properties increased by $2.9 billion to $24.5 billion, primarily as a result of the reclassification of Brookfield Place in Perth from commercial developments to commercial properties and the acquisition of 99 Bishopsgate in London, Metropolitan Park East & West in Seattle and 799 9th Street in Washington D.C.

  •
  A decrease in accounts receivable and other of $0.7 billion relates primarily to the repayment of the Brookfield Residential promissory notes of $0.5 billion in the fourth quarter of 2012.

        Equity accounted investments as at December 31, 2012 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and Grace Building ($0.6 billion); and in Australia, a variety of property funds and joint ventures interests. Our interest in Canary Wharf ($0.9 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

        The following table presents the equity attributable to parent company of our office development activities by region:

	Dec. 31, 2012				Dec. 31, 2011
(US$ Millions)	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity attributable to parent company	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity attributable to parent company
Australia
Brookfield Place, Perth	$—	$—	$—	$—	$865	$419	$223	$223
Other	184	61	16	107	133	53	—	80
North America
Manhattan West, New York(1)	465	227	119	119	315	227	44	44
Other	341	55	144	142	213	—	107	106
Europe	318	69	138	111	81	—	41	40

	$1,308	$412	$417	$479	$1,607	$699	$415	$493

(1)
At December 31, 2012 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $105 million of non-recourse floating rate debt bearing interest at 6.0% and maturing in 2013.

        As at December 31, 2012, we held interests in centrally located office development sites with a total development pipeline of approximately 18 million square feet in the United States, Canada, Australia, and Europe. We classify our office development sites into three categories: (i) active development (ii) active planning and (iii) held for development. The 980,000 square foot Bay Adelaide Centre East in Toronto and the five million square foot Manhattan West in New York were the only active developments in our office segment as of December 31, 2012. As of December 31, 2012, these two sites had incurred a cost of $441 million and had a total planned development cost of $794 per square foot with a weighted average planned construction period of 98 months.

        Of the remaining 12 million square feet in our office development pipeline as of December 31, 2012, 3 million square feet were in the active planning stage comprising of three development projects. Included in the active planning stage were the development rights to 100 Bishopsgate, a well-positioned development site in London, U.K., and we have prepared the site for construction. As at December 31, 2012, those three developments had incurred a cost of $211 million and had a total planned development cost of $841 per square foot with a weighted average planned construction period of 47 months.

        The remaining 9 million square feet of our office development pipeline as of December 31, 2012 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

        The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. A 100-basis point change in the discount rate and terminal capitalization rate would result in a change in our 2012 equity attributable to parent company of $1.7 billion. Discount and capitalization rates have declined meaningfully in all of our principal regions since 2010, giving rise to valuation gains.

	United States			Canada			Australia			Europe			Europe(1)
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Discount rate	7.3%	7.5%	8.1%	6.4%	6.7%	6.9%	8.9%	9.1%	9.2%	7.1%	n/a	n/a	6.1%	6.1%	6.5%
Terminal cap rate	6.3%	6.3%	6.7%	5.6%	6.2%	6.3%	7.2%	7.5%	7.7%	5.7%	n/a	n/a	n/a	n/a	n/a
Investment horizon (years)	11	12	10	11	11	11	10	10	10	10	n/a	n/a	n/a	n/a	n/a

(1)
Certain properties in Europe use the direct capitalization method for valuation. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

        As of December 31, 2012, we had a level of indebtedness of approximately 50% of our consolidated office properties.

        We attempt to match the maturity of our office property debt with the average lease term of our properties. At December 31, 2012, the average term to maturity of our property debt was 4 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at December 31, 2012 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Canada Office Properties revolving facility	3.2%	$68
Brookfield Office Properties senior notes	4.2%	350
Secured Property Debt
Fixed rate	5.7%	7,600
Variable rate	4.8%	4,843

		$12,861

Current		$2,026
Non-current		10,835

		$12,861

        As at December 31, 2012, we had $897 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $68 million (2011 — $381 million). As at December 31, 2012, we also had $30 million (2011 — $30 million) of indebtedness outstanding to Brookfield.

        Capital securities includes certain of Brookfield Office Properties' Class AAA preferred shares issued by Brookfield Office Properties which are presented as liabilities on the basis that they may be settled, at the issuer's option, in cash or the equivalent value of a variable number of Brookfield Office Properties' common shares. These represent sources of low cost capital to our business. Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(US$ Millions, except share information)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2012(1)	Dec. 31, 2011(1)
Class AAA Series F	8,000,000	6.00%	$202	$196
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	202	196
Class AAA Series I	—	5.20%	—	150
Class AAA Series J	8,000,000	5.00%	202	196
Class AAA Series K	6,000,000	5.20%	150	146

Total			$866	$994

(1)
Net of transaction costs of nil and $1 million at December 31, 2012 and December 31, 2011, respectively.

Retail

  Operating Results — Retail

        The following table presents the NOI and FFO of our retail properties by region for the years ended December 31, 2012, 2011 and 2010:

	NOI(1)			FFO(1)
(US$ Millions) Year ended Dec. 31,
	2012	2011	2010	2012	2011	2010
United States	$—	$—	$—	$254	$206	$(11)
Australia	14	13	14	4	5	5
Brazil	95	111	94	2	(8)	(3)
Europe	—	1	12	—	(1)	(2)

	$109	$125	$120	$260	$202	$(11)

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        NOI, which represents the net amount of commercial property revenue and direct commercial property expense for the year ended December 31, 2012 compared with the prior year decreased by $16 million primarily due to asset sales in Brazil in the fourth quarter 2011 and first quarter 2012.

        NOI for the year ended December 31, 2011 compared with the prior year increased by $5 million, which was primarily to the result of the consolidation of retail assets in the New Zealand Property Fund and income from Brazilian mall expansions in 2011.

        FFO for the year ended December 31, 2012 compared with the prior year increased by $58 million which was primarily due to an increase of $46 million in share of equity accounted income excluding fair value gains relating our investment in GGP. The remaining increase relates to our Brazilian operations, which benefited from lower interest expense due to the restructure of the debt facility in second half of 2011.

        FFO for the year ended December 31, 2011 compared with the prior year decreased by $213 million, which was primarily due to an increase of $230 million in share of equity accounted income excluding fair value gains relating our investment in GGP, this was partially offset by an increase of $24 million in interest expense primarily relating to an increase of interest rates and currency appreciation in Brazil.

        The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Dec. 31, 2012				Dec. 31, 2011				Dec 31. 2010
	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. "In Place" Rent	Market Rent
United States(1)	95.0%	5.8	$52.06	$58.01	93.2%	5.1	$52.19	$55.87	92.9%	3.9	$55.09	$52.24
Brazil	94.7%	7.1	50.34	51.99	94.7%	6.8	52.50	51.15	94.3%	5.0	45.74	43.98
Australia	98.3%	6.9	10.34	10.00	97.6%	7.5	8.66	10.44	94.9%	5.3	9.40	9.59
Europe	—	—	—	—	—	—	—	—	80.1%	12.1	23.57	12.52

Average	95.1%	5.9	$50.79	$56.42	93.4%	5.3	$50.91	$54.38	92.8%	4.1	$53.11	$50.22

(1)
Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

        Our retail portfolio occupancy rate at December 31, 2012 was 95.1%, up from 93.4% at December 31, 2011. Occupancy levels in our U.S. portfolio increased by 180 basis points from 93.2% at December 31, 2011 to 95.0%, and the average initial rent on leases signed in 2012 was $56.06 per square foot, up 6.9% or $3.61 per square foot as compared to the expiring rent on comparable leases.

        We use in-place rents for our retail segment as a measure of leasing performance, which is calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

        The following table presents leasing activity from December 31, 2011 to December 31, 2012:

	Dec. 31, 2011								Dec. 31, 2012
						Year One Leasing Rent ($ per Sq. Ft.)	Average Leasing Rent ($ per Sq. Ft.)	Acq. (Disp.) Additions (000's Sq. Ft.)
(US $)	Leasable Area(1) (000's Sq. Ft.)	Leased(1) (000's Sq. Ft.)	Total Expiries (000's Sq. Ft.)	Expiring Rent ($ per Sq. Ft.)	Leasing (000's Sq. Ft.)				Leasable Area (000's Sq. Ft.)	Leased (000's Sq. Ft.)
United States	66,369	62,158	(11,390)	$52.45	12,630	$51.66	$56.06	(1,739)	64,630	61,659
Brazil	3,083	2,922	(567)	49.61	560	47.26	49.18	(281)	2,802	2,653
Australia	2,036	2,003	(1)	45.85	1	54.63	59.17	(85)	1,951	1,918

Total	71,488	67,083	(11,958)	$52.31	13,191	$51.47	$55.77	(2,105)	69,383	66,230

(1)
Has been restated to reflect the impact of remeasurements which are done annually in the first quarter.

        In addition, we incurred tenant allowances for our retail operating properties of $168 million for the year ended December 31, 2012 and $125 million during 2011.

        The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at December 31, 2012:

			Expiring Leases
			2013		2014		2015		2016		2017		2018		2019 & Beyond
(000's sq. ft.)	Net Rental Area	Currently Available	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent	(000's sq. ft.)	In-place Rent
United States(1)	60,545	2,992	6,215	$58	6,468	$52	5,960	$59	5,794	$64	6,238	$63	5,231	$70	21,647	$57
Brazil	2,802	149	732	42	301	96	421	72	279	67	231	59	39	63	650	14
Australia	1,951	33	24	16	1	26	82	25	703	10	339	17	—	—	769	10

Total	65,298	3,174	6,971	$56	6,770	$54	6,463	$59	6,776	$59	6,808	$61	5,270	$70	23,066	$54

Percentage of Total	100.0%	4.9%	10.7%		10.4%		9.9%		10.4%		10.4%		8.1%		35.2%

(1)
Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

  Balance Sheet — Retail

        The following table presents equity attributable to parent company of our retail properties by region as at December 31, 2012 and 2011:

	United States		Australia		Brazil		Total
(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Retail properties	$—	$—	$226	$241	$1,959	$1,882	$2,185	$2,123
Equity accounted investments	5,219	4,099	—	—	—	87	5,219	4,186
Accounts receivable and other	538	183	5	19	328	461	871	663

	5,757	4,282	231	260	2,287	2,430	8,275	6,972
Property-specific borrowings	—	—	102	116	734	1,011	836	1,127
Accounts payable and other	305	51	—	—	137	175	442	226
Non-controlling interests	423	293	22	22	1,047	933	1,492	1,248

Equity attributable to parent company	$5,029	$3,938	$107	$122	$369	$311	$5,505	$4,371

        Specific 2012 major variances included the following:

  •
  Equity attributable to parent company in our retail portfolio increased by $1.1 billion to $5.5 billion at December 31, 2012 from December 31, 2011, reflecting $1.0 billion of fair value gains. These gains reflect the decrease in our capitalization rates within the U.S., specifically those attributable to our highest quality of regional malls.

  •
  Accounts receivable and other increased by $0.2 billion to $0.9 billion at December 31, 2012 from December 31, 2011, which primarily reflects our fourth quarter GGP warrant purchase.

        The details of property debt for our consolidated retail properties at December 31, 2012 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	9.7%	$836

		$836

Current		$12
Non-current		824

		$836

        The details of retail property debt related to our equity accounted investment in GGP at December 31, 2012 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.8%	$206
Secured Property Debt
Fixed rate	4.9%	17,488
Variable rate	3.3%	1,174

		$18,868

Current		$421
Non-current		18,447

		$18,868

(1)
Represents GGP's consolidated and proportionate share of unconsolidated U.S. property debt.

        The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows. Discount and capitalization rates have declined meaningfully in all of our principal regions, giving rise to appraisal gains.

	United States(1)			Australia			Brazil
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Discount rate	5.7%	6.0%	6.7%	10.0%	10.3%	10.0%	8.5%	9.6%	10.0%
Terminal cap rate	n/a	n/a	n/a	9.5%	9.5%	9.5%	7.2%	7.3%	7.3%
Investment horizon (years)	n/a	n/a	n/a	10	10	10	10	10	10

(1)
The valuation method used by United States is the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Multi-Family, Industrial and Other

  Operating Results — Multi-Family, Industrial and Other

        The following table presents the NOI and FFO of our multi-family, industrial and other segment for the years ended December 31, 2012, 2011 and 2010:

	NOI(1)			FFO(1)
(US$ Millions) Year ended Dec. 31,
	2012	2011	2010	2012	2011	2010
	$225	$253	$214	$7	$56	$64

(1)
See "— Performance Measures" above in this MD&A for an explanation of components of NOI and FFO.

        NOI, which represents the net amount of commercial property and hospitality revenue and direct commercial property and hospitality expense, increased as a result of the acquisition of income producing assets in 2011 in our real estate opportunity and finance funds. NOI decreased from $253 million in 2011 to $225 million in 2012 primarily as a result of asset dispositions in certain funds during the year. This decrease was partially offset by the increase in hospitality revenue and direct hospitality expenses as a result of the acquisitions of the Hard Rock Hotel and Casino in Las Vegas in March 2011 and Atlantis in the Bahamas in April 2012.

        FFO for the year ended December 31, 2012 decreased by $49 million compared to the same period in 2011. This decrease was the result of the acquisition and disposition activity noted above, as well as higher interest expenses and depreciation and amortization of non-real estate assets related to the acquisitions of the Hard Rock Hotel and Casino and Atlantis, partially offset by lower interest expense as a result of refinancing activity in our multi-family portfolio. In 2011, the decrease of FFO was driven by an increase of interest expense from properties acquired in the period.

  Balance Sheet — Multi-Family, Industrial and Other

        The following table presents equity attributable to parent company of our multi-family, industrial and other segment:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Investment properties	$3,743	$1,883
Equity accounted investments	460	202
Loans and notes receivable	367	821
Accounts receivable and other	4,414	1,159

	8,984	4,065
Property-specific borrowings	6,110	1,658
Accounts payable and other liabilities	497	432
Non-controlling interests	1,626	1,240

Equity attributable to parent company	$751	$735

        Equity attributable to parent company increased over the period as a result the acquisition of Atlantis in April 2012, as well as a multi-family portfolio in North Carolina, South Carolina and Virginia, and Verde Realty, both of which occurred during the fourth quarter of 2012. This increase was partially offset by asset sales within our existing funds and an increase in non-controlling interests as a result of the inclusion of new funds, which are less than 100% owned by the company, and asset dispositions during the year.

        Our investment properties consist primarily of operating assets within the Brookfield sponsored real estate opportunity and finance funds. Accounts receivable and other includes eight hotel operating properties as at December 31, 2012.

        Loans and notes receivable reside primarily in our real estate finance funds. A summary of loans and notes receivable by collateral asset class is as follows:

	Interest Rate as at Dec. 31, 2012		Maturity as at Dec. 31, 2012		Dec. 31, 2012		Dec. 31, 2011
(US$ Millions)	Range	Weighted Average	Range	Weighted Average	Unpaid Principal Balance	Percentage of Portfolio	Unpaid Principal Balance	Percentage of Portfolio
Asset Class
Hotel	2.56% to 11.31%	4.0%	2013 to 2016	2013	$148	40%	$401	49%
Office	1.51% to 12.81%	7.4%	2013 to 2015	2014	148	40%	420	51%
Retail	12.50% to 14.31%	13.5%	2014 to 2017	2015	71	20%	—	—

Total					$367	100%	$821	100%

        Our loan portfolio comprises real estate mortgages and mezzanine loans. As the portfolio comprises a discrete number of loans, we evaluate the credit quality of each loan and note individually rather than through grouping the portfolio by credit quality indicators. Accordingly, we manage the credit risk associated with the portfolio by continually monitoring and performing a comprehensive review of the collateral properties underlying each individual loan and our security position in respect of that collateral. The review involves, but is not limited to, a detailed analysis of recent operating statements, in addition to rent rolls and other occupancy reports obtained from borrowers or loan reviewers. Further, we typically communicate directly with third party sale, leasing or financing brokers to gather the latest information on local markets or current market trends. Although a portion of our loan investments relates to distressed debt, by reviewing the above information, we are able to make an informed assessment regarding the expected future performance of underlying collateral properties and, therefore, reach a conclusion about our ability to recover our investment through realization of the collateral.

        Property debt related to our multi-family, industrial and other segment totaled $6.1 billion at December 31, 2012 and had a weighted average interest rate of 3.5% and an average term to maturity of 2.8 years.

        The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States			Canada			Australia
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Discount rate	8.7%	8.4%	8.5%	9.0%	8.7%	9.0%	9.8%	n/a	n/a
Terminal cap rate	8.1%	8.2%	7.3%	7.3%	7.7%	7.6%	9.2%	n/a	n/a
Investment horizon (years)	10	10	10	10	10	10	10	n/a	n/a

Reconciliation of NOI and FFO for the Years Ended December 31, 2012, 2011 and 2010

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Commercial property revenue	$2,858	$2,385	$2,067
Hospitality revenue	743	164	—
Direct commercial property expense	(1,189)	(931)	(839)
Direct hospitality expense	(687)	(138)	—
Depreciation and amortization of real estate assets(1)	49	—	—

NOI	1,774	1,480	1,228
Investment and other revenue	167	232	168
Investment and other expense	(36)	(54)	(26)
Share of equity accounted income excluding fair value gains	427	492	309
Interest expense	(1,020)	(962)	(778)
Administration expense	(169)	(104)	(109)
Non-controlling interests in funds from operations	(512)	(519)	(376)

FFO	631	565	416
Depreciation and amortization of real estate assets(1)	(49)	—	—
Fair value gains, net	1,227	1,509	835
Share of equity accounted fair value gains	808	1,612	561
Income tax expense	(489)	(439)	(78)
Non-controlling interest in net income attributable to parent company	(652)	(903)	(707)

Net income attributable to parent company	1,476	2,344	1,027

(1)
Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.

Income Taxes

        The major components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Current income tax	$25	$32	$2	$109
Deferred income tax	35	120	353	355

Income tax expense	$60	$152	$355	$464

(US$ Millions) Years ended Dec. 31,	2012	2011	2010
Total current income tax	$(121)	$(164)	$(117)
Total deferred income tax	(368)	(275)	39

Total income tax expense	$(489)	$(439)	$(78)

        As our partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

        Our effective tax rate is different from our domestic statutory income tax rate due to the differences set out below:

Nine months ended Sep. 30,	2013	2012
Statutory income tax rate	28%	26%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(13)
International operations subject to different tax rates	(7)	6
Minority interests	(3)	—
Valuation allowance	1	—
Reversal of reserves	(3)	—
Related to change in basis of accounting of investments in associates	7	—
Other	—	—

Effective income tax rate	20%	19%

Years ended Dec. 31,	2012	2011	2010
Statutory income tax rate	27%	28%	31%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(12)	(12)	(3)
International operations subject to different tax rates	4	(4)	(12)
Change in tax rates on temporary differences	1	—	—
Increase in tax basis within flow through joint venture	—	—	(7)
Tax asset previously not recognized	—	—	(3)
Other	(4)	(2)	(2)

Effective income tax rate	16%	10%	4%

Risk Management

        The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

        Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

        Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

        We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

        Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

        We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

        The strategy of our multi-family, industrial and other segment depends, in part, upon our ability to syndicate or sell participations in senior interests in our investments, either through capital markets collateralized debt obligation transactions or otherwise. If we cannot do so on terms that are favorable to us, we may not make the returns we anticipate.

        For a more detailed description of the risks facing our business, please refer to the section entitled "Risk Factors" in the offer to purchase.

Interest Rate and Financing Risk

        We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

        Approximately 55% of our outstanding commercial property debt at December 31, 2012 is floating rate debt compared to 48% at December 31, 2011. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates on interest expense relating to our corporate and commercial property floating rate debt would result in an increase in annual interest expense of approximately $108 million. A 100 basis point increase in interest rates on interest expense relating to fixed rate property debt due within one year would result in an increase in an annual interest expense of approximately $9 million. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See "Derivative Financial Instruments" below in this MD&A.

        At December 31, 2012 we have a level of indebtedness of 52% of fair value of our portfolio of properties (2011 — 53%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Credit Risk

        Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.9% of our office segment tenant base and, as at September 30, 2013, no one tenant comprises more than this. The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at September 30, 2013:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)
Various Government Agencies	All markets	AA+/AAA	Various	6,494	8.9%
Bank of America/Merrill Lynch(3)	Denver/New York/Los Angeles/ Toronto/Washington, D.C.	A-	Various	4,813	6.6%
CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	2.0%
Suncor Energy	Calgary	BBB+	2028	1,295	1.8%
Bank of Montreal	Calgary/Toronto	A+	2023	1,082	1.5%
Morgan Stanley	Denver/New York/Toronto	A-	2030	1,059	1.5%
Royal Bank of Canada	Boston/Calgary/New York/Toronto/ Vancouver/Washington, D.C.	AA-	2025	1,004	1.4%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.2%
JPMorgan Chase	Denver/New York/Houston/Los Angeles	A	2022	889	1.2%
Deloitte	Denver/New York/Houston/Toronto	Not Rated	2022	748	1.0%

Total				19,709	27.1%

(1)
From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)
Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)
On October 1, 2013, Bank of America/Merrill Lynch space at Brookfield Place in New York became vacant.
(4)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

        The following list reflects the ten largest tenants in our retail portfolio as at September 30, 2013. The largest tenant in our portfolio accounted for approximately 3.1% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
Limited Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.1%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.5%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.8%
Golden Gate Capital	Express, J. Jill, Eddie Bauer	1.7%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.4%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
Luxottica Retail North America Inc.	Lenscrafters, Sunglass Hut, Pearle Vision	1.2%
Macy's Inc.	Macy's, Bloomingdale's	1.2%

Total		18.3%

        Our exposure to credit risk in respect of our other investments relates primarily to counterparty obligations regarding loans and notes receivable. We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. We also endeavor to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques.

Environmental Risks

        As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material noncompliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

        We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk

        Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

        Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

        Taking into account the current state of the economy, 2013-2014 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

        We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Foreign Exchange Fluctuations

        For the year ended December 31, 2012, approximately 38% of our assets and 36% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under "— Derivative Financial Instruments".

        The following table shows the impact of a 10% decrease in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2012				Dec. 31, 2011				Dec. 31, 2010
(Millions)	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income
Canadian Dollar	C$	1,020	$(93)	$—	C$	935	$(84)	$—	C$	820	$(74)	$—
Australian Dollar	A$	2,104	(199)	—	A$	2,005	(186)	—	A$	1,863	(173)	—
British Pound		£785	(116)	—		£641	(90)	—		£482	(69)	—
Euro		€62	—	(8)		€83	—	(10)		€83	—	(10)
Brazilian Real	R$	911	(41)	—	R$	586	(28)	—	R$	265	(14)	—

Total			$(449)	$(8)			$(388)	$(10)			$(330)	$(10)

Derivative Financial Instruments

        We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

  •
  foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

  •
  interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

  •
  interest rate caps to hedge interest rate risk on certain variable rate debt; and

  •
  total return swaps on Brookfield Office Properties' shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

        We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

        We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

        As at September 30, 2013, we had derivatives representing a notional amount of $1,401 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, we had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

        As at September 30, 2013, we had derivatives with a notional amount of $3,476 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2013 and 2018. As at December 31, 2012, we had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

        The fair value of our outstanding interest rate derivative positions as at September 30, 2013 is a loss of $119 million (December 31, 2012 — loss of $273 million). For the three and nine months ended September 30, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

Foreign Currency Hedging

        We have derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at September 30, 2013, we had hedged a notional amount of £600 million at rates between £0.63/US$ and £0.66/US$ using foreign currency forward contracts maturing between October 2013 and February 2014. As at December 31, 2012, we had designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at September 30, 2013, we had hedged a notional amount of €275 million (December 31, 2012 — nil) at rates between €0.75/US$ and €0.77/US$ using foreign currency forward contracts maturing in November 2013. We had also hedged, as at September 30, 2013, a notional amount of AU$ 85 million (December 31, 2012 — nil) at rates between AU$1.00/US$ and AU$1.07/US$ using foreign currency forward contracts maturing between December 2013 and March 2014.

        The fair value of our outstanding foreign currency forwards as at September 30, 2013 is a loss of $53 million (December 31, 2012 — nil).

        In addition, as of September 30, 2013, we had designated C$900 million (December 31, 2012 — C$1,100 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

Other Derivatives

        The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

        At September 30, 2013, we had a total return swap under which our partnership received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with Brookfield Office Properties' deferred share unit plan. The fair value of the total return swap at September 30, 2013 was $3 million (December 31, 2012 — gain of $1 million) and a $2 million loss in connection with the total return swap was recognized in general and administrative expense in the three months ended September 30, 2013 (2012 — gain of $1 million).

        At September 30, 2013, we had interest rate cap contracts outstanding with a notional amount of $3,733 million, at rates between 1.15% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, we had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at September 30, 2013 was nil (December 31, 2012 — nil). In addition as of September 30, 2013 we had interest rate swaps with a notional amount of $42 million (December 31, 2012 — not applicable), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at September 30, 2013 was nil (December 31, 2012 — not applicable).

Related Party Transactions

        In the normal course of operations, our partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the combined and consolidated financial statements.

        The immediate parent of our partnership is the managing general partner of our partnership. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of our partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue(1)	$2	$2	$6	$7
Interest and other income	9	10	28	33
Interest expense on commercial property debt	4	—	10	—
Administrative expense(2)	41	13	96	36
Management fees paid	46	5	86	18

(US$ Millions) Years ended Dec. 31,	2012	2011	2010
Lease revenue	$10	$2	$2
Interest income	40	101	71
Interest expense	4	41	7
Other expense	51	50	29
Management fees paid	21	30	52
Management fees received	—	15	5

(US$ Millions) Balances outstanding as at	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Participating loan interests	$784	$—	$—
Loans and notes receivable(3)	358	423	452
Receivables and other assets	7	1	57
BRPI promissory notes(4)	—	—	470
Loans receivable designated as FVTPL	—	—	138
Capitalized construction profits payable to Brookfield	—	49	40
Property debt payable	404	30	64
Other liabilities	73	52	22

(1)
Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)
Amounts paid to Brookfield Asset Management and its subsidiaries for administrative services.
(3)
Includes $128 million receivable from Brookfield Asset Management upon the earlier of our partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.
(4)
In the fourth quarter of 2012, BRPI repaid the unsecured promissory notes of C$480 million. All principal and interest were repaid in full.

Critical Accounting Policies, Estimates and Judgments

        The discussion and analysis of our financial condition and results of operations is based upon the combined and consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of the combined and consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

        Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties

        Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

        The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

        Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Business Combinations

        We account for the acquisition of businesses using the acquisition method. We measure the cost of an acquisition at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, "Business Combinations" are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquire are initially measured at fair value or at the non-controlling interests' proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

        To the extent fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

        Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in our partnership's ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

        In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

        The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

Basis of Accounting for Investees

        Our partnership consolidates an investee when is controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of our partnership's returns. Whether our partnership consolidates or equity accounts an investee may have a significant impact on the presentation of our partnership's combined and consolidated financial statements, especially as it relates to the consolidation of the operating partnership.

        In determining if our partnership has power over an investee our partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our partnership's existing rights that give it the current ability to direct the relevant activities of the investee. Our partnership will also make judgments as to the amount of potential voting rights which provide our partnership or unrelated parties voting powers, the existence of contractual relationships that provide our partnership voting power, the ability to appoint directors and the ability of other investors to remove our partnership as a manager or general partner. In assessing if our partnership has exposure, or rights, to variable returns from its involvement with the investee our partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if our partnership has the ability to use its power over the investee to affect the amount of our partnership's returns our partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for our partnership. If our partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

Revaluation Method for Property, Plant and Equipment

        Our partnership uses the revaluation method of accounting for certain classes of property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation surplus, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

Canary Wharf Group plc

        We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

        We acquired an indirect interest in GGP together with a consortium of institutional investors through a series of parallel investment vehicles. As of September 30, 2013, we held an indirect 22% interest in GGP and were entitled to nominate three of the nine directors to GGP's board and vote all of our shares for those directors.

        We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP's unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the substantial variance between the value of our investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

        We consider the guidance in IAS 28, "Investments in Associates and Joint Ventures", and IAS 39, "Financial Instruments: Recognition and Measurement", as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

        Our evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

        Based on our evaluation of the above-noted factors, we have concluded that there are no impairment indicators in respect of our investment in GGP.

Taxation

        We apply judgment in determining the tax rate applicable to our REIT operating entities and identifying the temporary differences related to such operating entities with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company's REIT operating entities, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

        We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

        We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

        For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

        Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

        With regards to hospitality revenue, we recognize revenue on rooms, food and other revenue as services are provided. We recognize rooms revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. We recognize the difference between gaming wins and losses from casino gaming activities as gaming revenue. We recognize liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons' possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

Financial Instruments

        We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

        Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Use of Estimates

        The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the combined and consolidated financial statements relate to the following:

  (i)
  Investment property

        We determine the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Certain operating properties are valued using a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with our policy, we measure our operating properties and development properties using valuations prepared by management. From time to time, we obtain valuations of selected operating properties and development properties prepared by qualified external valuation professionals in connection with financing transactions or for other purposes, and while management considers the results of such valuations they do not form the basis of the company's reported values.

  (ii)
  Financial instruments

        We determine the fair value of our warrants to acquire common shares of GGP using a Black-Scholes option pricing model wherein we are required to make estimates and assumptions regarding expected future volatility of GGP's shares and the term of the warrants.

        We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

        We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or available-for-sale. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

        The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

        Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

Future Accounting Policy Changes

        We anticipate adopting each of the accounting policy changes below in the first quarter of the year for which the standard is applicable and are currently evaluating the impact of each.

Financial Instruments

        IFRS 9, "Financial Instruments", is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued "Mandatory Effective Date of IFRS 9 and Transition Disclosures", which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

LIQUIDITY AND CAPITAL RESOURCES

        The capital of our business consists of property debt, capital securities, other secured and unsecured debt and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital, and to improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at September 30, 2013, the recorded values of capital totaled $44 billion (December 31, 2012 — $45 billion). Our principal liquidity needs for the next year are to:

  •
  fund recurring expenses;

  •
  meet debt service requirements;

  •
  fund those capital expenditures deemed mandatory, including tenant improvements;

  •
  fund current development costs not covered under construction loans;

  •
  fund investing activities which could include discretionary capital expenditures; and

  •
  fund property acquisitions.

        We plan to meet these needs with one or more of the following:

  •
  cash flows from operations;

  •
  construction loans;

  •
  creation of new funds;

  •
  proceeds from sales of assets;

  •
  proceeds from sale of non-controlling interests in subsidiaries; and

  •
  credit facilities and refinancing opportunities.

        We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. We also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Nine months ended Sep. 30,	2013	2012
Cash flow from operating activities	$126	$778
Borrowings	5,911	3,141
Proceeds from asset sales	1,045	745
Proceeds from sales of financial assets	131	—
Loans and notes receivable collected	198	447
Contributions from parent company	35	238
Acquisition of subsidiaries, net of disposition	25	122
Contributions from non-controlling interest	642	544

	$8,113	$6,015

(US$ Millions) Years ended Dec. 31,	2012	2011	2010
Cash flow from operating activities	$605	$1,546	$764
Borrowings	4,556	2,976	1,633
Proceeds from asset sales	988	1,632	913
Loans and notes receivable collected	1,238	744	302
Contributions from parent company	617	307	358
Loan receivable collected from parent company	—	658	—
Acquisition of subsidiaries, net of disposition	140	40	33
Contributions from non-controlling interest	919	667	1,038

	$9,063	$8,570	$5,041

        We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

        Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this MD&A.

        As at September 30, 2013 we had $889 million of committed corporate credit facilities in Brookfield Office Properties consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $278 million (December 31, 2012 — $68 million).

        Additionally, we have $550 million of bilateral corporate revolving credit facilities with eleven financial institutions. At September 30, 2013, the balance drawn on this facility was $321 million (December 31, 2012 — nil).

        In November 2013, we approved the entering into of a $500 million subordinated credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance.

        We also expect to enter into unsecured term credit facilities of up to $2.5 billion in the aggregate, consisting of a $1.5 billion term acquisition facility to fund the proposed offer to acquire Brookfield Office Properties Inc. and a $1 billion facility to be used to replace our existing revolving credit facilities, to fund the additional cash required to complete the proposed offer and for general corporate and operating purposes. See "Circular — Source of Offered Consideration" contained in the offer to purchase.

        Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants September 30, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

TREND INFORMATION

        We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2013/2014, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See "Special Note Regarding Forward-Looking Statements".

        Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

        Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our significant contractual obligations as of December 31, 2012:

		Payments Due By Period
(US$ Millions) As at Dec. 31, 2012	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	After 5 Years	Dec. 31, 2011 Total
Property and other secured debt	$19,847	$3,396	$6,896	$4,916	$4,639	$15,398
Capital securities	866	202	312	352	—	994
Other financial liabilities	1,992	1,513	43	157	279	1,170
Interest expense(1)
Property and other secured debt	3,993	951	1,457	989	596	4,746
Capital securities	106	39	59	8	—	152

(1)
Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

DIRECTORS AND SENIOR MANAGEMENT

Governance

        As required by law, our limited partnership agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BPY General Partner serves as our company's general partner and has a board of directors. The BPY General Partner has no executive officers. The BPY General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors.

        The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Gordon E. Arnell Calgary, Canada	78	Director	Corporate Director
Jeffrey Blidner Toronto, Canada	65	Director	Senior Managing Partner of Brookfield Asset Management
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	67	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(2) Stamford, United States	60	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Full Fathoms, Bermuda	63	Director	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(3) Genese, Belgium	52	Director	Senior Portfolio Manager of Inter IKEA Treasury, North America and Europe
José Ramón Valente Vías(2) Santiago, Chile	51	Director	Partner and Executive Director of ECONSULT

(1)
The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)
Member of the audit committee. Stephen DeNardo is the Chairman of the audit committee and is the audit committee financial expert.
(3)
Member of the governance and nominating committee. Louis Joseph Maroun is the Chairman of the governance and nominating committee.

        Set forth below is biographical information for the BPY General Partner's current directors.

        Gordon E. Arnell.    Mr. Arnell was Chairman of Brookfield Office Properties from October 1995 to July 2012. Mr. Arnell was President of Brookfield Office Properties from 1990 to 1995 and Chief Executive Officer from 1990 to 2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

        Jeffrey Blidner.    Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Mr. Blidner's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgood Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        Omar Carneiro da Cunha.    Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He was the Chairman of "Bob's", a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra since 2010. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of Acao Communitaria do Brasil, Cultura Inglesa S/A, UHF Inc. and of the American Chamber of Commerce for Brazil.

        Stephen DeNardo.    Mr. DeNardo is currently managing director and president and CEO of RiverOak Investment Corp., LLC and has held this position since 1999. From 1997 to 1999 he was Partner and Senior Vice

President of ING Realty Partners, where he managed a $1 billion portfolio. Prior to his employment with ING Realty Partners, he was President of ARES Realty Capital from 1991 to 1997, where he managed a $5 billion portfolio of diversified debt and equity assets. Before joining ARES Realty Capital, he was a Partner at First Winthrop Corporation. Mr. DeNardo has held a license as a Certified Public Accountant since 1978 and has a B.S. in Accounting from Fairleigh Dickinson University.

        Louis Joseph Maroun.    Mr. Maroun is the Founder and Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Infrastructure Partners L.P., Brookfield Renewable Energy Partners L.P., Acadian Timber Corp. and Partners REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor's degree followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

        Lars Rodert.    Mr. Rodert is a Senior Portfolio Manager for Inter IKEA Treasury in North America and Europe. Prior to this role, he was most recently Chief Investment Officer, North America, at SEB Asset Management and prior to that he was Head of International Equities at the same firm. Based in Belgium, Mr. Rodert has an in depth knowledge of continental European markets and is seasoned in analyzing investment opportunities. Mr. Rodert holds a Bachelor of Arts degree from Stockholm University, with a major in finance.

        José Ramón Valente Vías.    Mr. Valente is a partner and executive director of ECONSULT. Mr. Valente is the representative in Chile of Fidelity Investments (U.S.A.) and was a founding partner and director of Duff and Phelps Rating Agency in Chile, Argentina and Peru between 1989 and 2000. Mr. Valente was a Finance and Macroeconomics professor in Universidad de Chile and Universidad Gabriela Mistral between 1989 and 1993. Mr. Valente is currently a member of the board of several companies, such as Transelec Chile S.A., Indura S.A. and Cementos Bío Bío S.A. Mr. Valente is currently a director of the SEP (Public Companies System of the Chilean State). Mr. Valente holds a Commercial Engineering degree from Universidad de Chile and Master in Business Administration from the University of Chicago.

Additional Information About Directors and Officers

        Mr. Cunha was a director of Varig S.A. — Vição Aérea Rio-Grandense from February 2005 to October 2005. On June 17, 2005, Varig S.A. — Vição Aérea Rio-Grandense applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig S.A. — Vição Aérea Rio-Grandense was declared bankrupt. The bankruptcy proceedings are still underway.

Our Management

        The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. Having invested over $17 billion of equity capital through real estate transactions since 1989, Brookfield has a track record of delivering compelling, risk-adjusted returns to investors through a variety of publicly-listed company and private partnership vehicles. The Service Providers' investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating platforms which specialize in office, retail, multi-family and industrial assets, generating significant and stable operating cash flows. Members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Service Providers' obligations to provide us with management services under our Master Services Agreement.

        The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Richard B. Clark	52	31	28	Chief Executive Officer
John Stinebaugh	46	24	8	Chief Financial Officer

        Messrs. Clark and Stinebaugh have substantial operational and transaction origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large multifaceted transactions. They have also been integral in building and developing Brookfield's real property and infrastructure platforms. Set forth below is biographical information for Messrs. Clark and Stinebaugh.

        Richard B. Clark.    Mr. Clark is the Chief Executive Officer of Brookfield's global property group and Chairman of Brookfield Office Properties. He was Chief Executive Officer of Brookfield Office Properties from 2002 to 2012 and was President and Chief Executive Officer of Brookfield Office Properties' U.S. operations from 2000-2002; and prior to that held senior management positions for Brookfield Office Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee. Mr. Clark sits on the board of directors of GGP and is Chairman and a director of Rouse.

        John Stinebaugh.    Mr. Stinebaugh is the Chief Financial Officer of Brookfield's global property group. He was Chief Financial Officer of Brookfield's infrastructure group from 2007 to 2013. Prior to joining Brookfield, Mr. Stinebaugh was with Credit Suisse Securities (U.S.A.) LLC where he was responsible for mergers and acquisitions and leveraged financings in the energy group. Mr. Stinebaugh graduated with a degree in economics from Harvard University and received his Chartered Financial Analyst designation in 1995.

        The directors and officers of the BPY General Partner and our Service Providers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

COMPENSATION

        The BPY General Partner pays each of its directors $100,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chairperson of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions.

        The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Provider pursuant to which the Service Provider and certain other affiliates of Brookfield provide or arrange for other Service Providers to provide day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under "Related Party Transactions — Our Master Services Agreement — Management Fee".

        Pursuant to our Master Services Agreement, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under "Directors and Senior Management — Our Management", will not be compensated by our company or the BPY General Partner. Instead, they will continue to be compensated by Brookfield.

SHARE OWNERSHIP

        Each of the directors and officers of the BPY General Partner own less than 1% of our units.

RELATED PARTY TRANSACTIONS

GGP Liquidity Transaction

        On November 1, 2013, our company announced that it had agreed to acquire additional shares and warrants of GGP for total consideration of $1.4 billion. As a result of the acquisition, our company increased its fully-diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, Brookfield Property Partners' fully-diluted interest in GGP was 23%. The transaction was part of a broader reorganization of the consortium led by Brookfield through which our company owns its interest in GGP. The consortium was reorganized to provide liquidity for investors in the consortium now that its original investment objectives had been successfully achieved. On November 15, our company acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. To facilitate the acquisitions from investors, some of the interests in GGP and Rouse being acquired from Brookfield were first acquired from the consortium investors in the transaction at the same prices for cash. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares. The GGP consortium will continue on revised terms with our company and a smaller group of consortium investors owning a combined 40% of GGP on a fully-diluted basis or 34% on an undiluted basis. Our company also acquired 1.1 million common shares of Rouse from certain consortium members and Brookfield. As a result, our company increased its ownership in Rouse to approximately 39%.

        The acquisition was funded through the issuance of $435 million of our units to Investment Corporation of Dubai and other institutional investors and $995 million of Redemption-Exchange Units to Brookfield. Our units of BPY and the Redemption-Exchange Units were issued at a price of $19.42 per unit, being the volume weighted average trading price of our units on the New York Stock Exchange for the 21 trading days ending on October 29, 2013. 22.4 million of our units were issued to former consortium members and to institutional investors and 51.3 million Redemption-Exchange Units were issued to Brookfield. Following the equity issuances, Brookfield's interest in our company (on a fully-exchanged basis) decreased from approximately 92% to approximately 89%.

        The purchase prices for the GGP and Rouse shares were also determined with reference to their respective 21-day volume weighted average trading prices ending on October 29, 2013. The price for the warrants was determined through negotiation with consortium investors as an agreed premium of $1.93 to the "in-the-money" value of the warrants based on the same 21 day volume weighted average trading price of the GGP shares. The exercise price per share of the warrants on November 1, 2013 was $9.4061 per share.

        In connection with the transaction, Brookfield was issued a number of securities equal to approximately 11% of our outstanding units (calculated including the Redemption-Exchange Units). The Governance and Nominating Committee of our company, comprising entirely of independent directors, unrelated to Brookfield, unanimously recommended the issuance to and purchase from Brookfield to the board of the general partner of our company, who then unanimously approved it (with directors affiliated with Brookfield abstaining from the vote).

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

        Brookfield Asset Management is a global alternative asset manager with over $180 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services. Brookfield Asset Management is listed on the NYSE under the symbol "BAM", on the TSX under the symbol "BAM.A" and on the NYSE Euronext under the symbol "BAMA".

        Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale multifaceted transactions across a wide spectrum of real estate sectors and geographies.

        As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield's management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing investment opportunities and investing on behalf of itself and institutional investors.

        We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and pursue our vision of being a leading owner and operator of high quality commercial real estate assets. While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

Relationship Agreement

        Our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we will serve as the primary entity through which acquisitions of commercial property will be made by Brookfield Asset Management and its affiliates on a global basis.

        In the commercial property industry, it is common for assets to be owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis.

        Brookfield Asset Management has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of commercial property and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement will limit or restrict Brookfield from establishing or advising these or similar entities or limit or restrict any such entities from carrying out any investment. Brookfield Asset Management has agreed that it will offer our company the opportunity to take up Brookfield's share of any investment through these consortium arrangements or by one of these entities that involves the acquisition of commercial property that is suitable for us, subject to certain limitations.

        Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that Brookfield carries on a diverse range of businesses worldwide, including the development, ownership and/or management of commercial property, and investing (and advising on investing) in commercial property, or loans, debt instruments and other securities with underlying collateral or exposure to commercial property and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement does not in any way limit or restrict Brookfield from carrying on its business.

        Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield's commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See "Risk Factors — Risks Relating to Our Relationship with Brookfield" in the offer document of which this Annex A forms a part. Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield's professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Property Partnership and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire commercial property that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Service Providers determines that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Property Partnership and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield's ability to make any investment recommendation or take any other action in connection with its public securities business; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes commercial property provided that the original purpose of the investment was not to acquire a controlling interest in such property; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute commercial property. Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management's involvement in our business.

        In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

        Under the Relationship Agreement, our company, the Property Partnership and the Holding Entities have agreed that none of Brookfield nor any affiliate, director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the person's bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the person knew to have been unlawful. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor, member, partner, shareholder or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to our Master Services Agreement.

Other Services

        Brookfield may provide services to our operating entities which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, property management, facilities management, development, relocation services, construction activities, marketing or other services.

Preferred Shares of Certain Holding Entities

        Brookfield holds $750 million of Class B and $500 million of Class C redeemable preferred shares of CanHoldco, one of our Holding Entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management's commercial property operations. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of CanHoldco until the fifth anniversary of their issuance, after which the preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield has a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares are entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of

CanHoldco. CanHoldco may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield has a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of CanHoldco and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of CanHoldco. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption by CanHoldco of the Class C preferred shares. The terms of any such financing may be less favorable to us than the terms of the Class C preferred shares.

        In addition, Brookfield has provided $5 million of working capital to each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, for a total of $25 million, through a subscription for preferred shares of such entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. The preferred shares will be entitled to vote with the common shares of the applicable entity and will have an aggregate of 1% of the votes to be cast in respect of the applicable entity.

Redemption-Exchange Mechanism

        At any time after April 15, 2015, the holders of Redemption-Exchange Units of the Property Partnership will have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments) or (b) such other amount of cash may be agreed by the relevant holder and the Property Partnership, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for our units. See "Share Capital; Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism". Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive our units, or the value of such units, at the election of our company. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.

Registration Rights Agreement

        Our company has entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, our company will file one or more registration statements to register for sale under the U.S. Securities Act of 1933, as amended, or one or more prospectuses to qualify the distribution in Canada of, any of our units held by Brookfield (including units of our company acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, our company will not be required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

Equity Enhancement and Incentive Distributions

        Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the special limited partnership interest in the Property Partnership. Property Special LP will receive quarterly equity enhancement distributions equal to 0.3125% of the amount by which our company's total capitalization value exceeds an initial reference value determined based on the market capitalization immediately following the spin-off, subject to certain adjustments. In addition, Property Special LP will receive incentive distributions calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership's limited partnership agreement.

        We believe these arrangements create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders both through distributions and capital appreciation. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see "Share Capital; Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions".

        Property Special LP may, at its sole discretion, elect to reinvest equity enhancement distributions and incentive distributions in exchange for Redemption-Exchange Units.

        To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

        In connection with the proposed acquisition of BPO, we asked Brookfield to forego any equity enhancement distribution it is entitled to by contract with respect to debt incurred to finance the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and Brookfield Asset Management agreed to do so to benefit BPY.

General Partner Distributions

        Pursuant to our limited partnership agreement, the BPY General Partner is entitled to receive a general partner distribution equal to 0.2% of the total distributions of our company.

Special Limited Partner Distributions

        Pursuant to the limited partnership agreement of the Property Partnership, Property Special LP is entitled to receive a distribution from the Property Partnership equal to a share of the total distributions of the Property Partnership in proportion to Property Special LP's percentage interest in the Property Partnership which will be equal to 1% of the total distributions of the Property Partnership. See "Share Capital; Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions".

Credit Facility

        In November 2013, we approved the entering into of a $500 million subordinated credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance.

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner's bye-laws, the Property Partnership's limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See "Related Party Transactions — Our Master Services Agreement", "Share Capital; Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations of Liability" and "Share Capital; Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Indemnification; Limitations of Liability".

Licensing Agreement

        Our company and the Property Partnership have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo. Brookfield Asset Management may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under "Business Overview — Intellectual Property".

Conflicts of Interest and Fiduciary Duties

        Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

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  in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

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  because of the scale of typical commercial property acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield-sponsored funds or Brookfield-sponsored or co-sponsored consortiums and partnerships involving third party investors to whom Brookfield will owe fiduciary duties, which it does not owe to us;

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  the same professionals within Brookfield's organization who are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

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  there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy, limits arising due to regulatory or tax considerations, limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

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  where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

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  our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

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  as our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off, they may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties;

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  Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

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  Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield's resources, personnel and acquisition opportunities to others who compete with us;

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  Brookfield does not owe our company or our unitholders any fiduciary duties, which may limit our recourse against it; and

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  the liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

        See "Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders" in the offer document to which this Annex A forms a part.

        With respect to transactions in which there may be a conflict of interest, the BPY General Partner may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by its governance and nominating committee. These transactions include: (i) the dissolution of our partnership; (ii) any material amendment to our Master Services Agreement, our limited partnership agreement or the Property Partnership's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (iv) co-investments by us with Brookfield; (v) acquisitions by us from, and dispositions by us to, Brookfield; (vi) any other material transaction involving us and Brookfield; and (vii) termination of, or any determinations regarding indemnification under, our Master Services Agreement. Pursuant to our conflicts policy, the BPY General Partner's governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, or MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See "Canadian Securities Law Exemptions" below for application of MI 61-101 to our company.

        The conflicts policy states that conflicts be resolved based on the principles of transparency, third-party validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield-led consortiums and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

        In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield-led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by the Property Partnership's limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm's length participant or otherwise demonstrated to be on market terms (or better). The policy generally provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

        Our limited partnership agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in our limited partnership agreement to the contrary, the duty of loyalty would generally prohibit the BPY General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited partnership agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreement provides that the BPY General Partner and its affiliates do not have any obligation under our limited partnership agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. It also allows affiliates of the BPY General Partner to engage in activities that may compete with us or our activities. In addition, the agreement permits the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

        These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our company or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See "Risk Factors — Risks Relating to Our Relationship with Brookfield — Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders." in the offer document of which this Annex A forms a part.

Canadian Securities Law Exemptions

        MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, is included in the calculation of our company's market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 80% indirect interest in our company held in the form of Redemption-Exchange Units. See "Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties" above.

        Although our company is a reporting issuer in Canada, it is a "SEC foreign issuer" under Canadian securities regulations and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company's unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent it complies with the foreign private issuer disclosure regime under U.S. securities law:

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  our company will only rely on the exemptions in Part 4 of National Instrument 71-102 — Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;

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  our company will not rely on any exemption from the foreign private issuer disclosure regime;

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  our company will file its financial statements pursuant to Part 4 of National Instrument 51-102 — Continuous Disclosure Obligations, or NI 51-102, except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its Form 20-F with the SEC;

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  our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management's discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six, or three months before the end of the financial year;

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  our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and

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  our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all materials facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company's current annual financial statements included or incorporated by reference in the prospectus.

OUR MASTER SERVICES AGREEMENT

        The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients.

        The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for this document should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Appointment of the Service Providers and Services Rendered

        Under our Master Services Agreement, the Service Recipients have appointed the Service Providers, as the Service Providers, to provide or arrange for the provision by an appropriate Service Provider of the following services:

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  supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

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  providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

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  supervising the establishment and maintenance of books and records;

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  identifying and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

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  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

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  recommending to the Holding Entities suitable candidates to serve on the boards of directors or the equivalent governing bodies of our operating entities;

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  making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of our operating entities;

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  making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our company to our unitholders;

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  monitoring and/or oversight of the applicable Service Recipient's accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

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  attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

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  supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient;

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  supervising the preparation of the Service Recipients' annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

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  making recommendations in relation to and effecting the entry into insurance of each Service Recipient's assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent may from time to time agree;

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  arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our company only for purposes of applicable securities laws;

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  providing individuals to act as senior officers of the Holding Entities as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

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  providing advice, when requested, to the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

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  providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient's day-to-day operations.

        The Service Providers' activities are subject to the supervision of the board of directors or equivalent governing body of the BPY General Partner and of each of the other Service Recipients, as applicable.

        The Service Providers may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management Fee

        Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

Reimbursement of Expenses and Certain Taxes

        We will also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

        The relevant Service Recipient will reimburse the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses are expected to include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient in respect of services; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under our Master Services Agreement.

        In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any asset or business that is made or that is proposed to be made by us. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our Master Services Agreement.

        The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.

Assignment

        Our Master Services Agreement may not be assigned by the Service Providers without the prior written consent of our company except that (i) the Service Providers may subcontract or arrange for the provision of services by another Service Provider, provided that the Service Providers remain liable under the agreement, and (ii) any of the Service Providers may assign the agreement to an affiliate or to a person that is its successor by way of merger, amalgamation or acquisition of the business of the Service Provider.

Termination

        Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BPY General Partner to the Service Providers if any of the following occurs:

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  any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider;

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  any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

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  any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

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  certain events relating to the bankruptcy or insolvency of each of the Service Providers.

        The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or Brookfield experiences a change of control. The BPY General Partner may only terminate our Master Services Agreement on behalf of our company with the prior unanimous approval of the BPY General Partner's independent directors.

        Our Master Services Agreement expressly provides that our Master Services Agreement may not be terminated by the BPY General Partner due solely to the poor performance or the underperformance of any of our operations.

        The Service Providers may terminate our Master Services Agreement upon written notice of termination to the BPY General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.

        If our Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield Asset Management's obligations under the Relationship Agreement will also terminate.

Indemnification and Limitations on Liability

        Under our Master Services Agreement, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under our Master Services Agreement, the Service Providers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Service Providers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

        Our Master Services Agreement does not prohibit the Service Providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

Voting Agreements

        Our company and Brookfield have determined that it is advisable for our company to have control over the entities, or the Specified Entities, through which we hold certain of our operating entities, including GGP, Rouse and certain of our private equity funds. Accordingly, our company has entered into voting agreements to provide us with voting rights over the Specified Entities.

        Pursuant to the voting agreements, voting rights with respect to any of the Specified Entities will be voted in accordance with the direction of our company or one of the Holding Entities with respect to certain matters, typically including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.

Indebtedness of Directors and Executive Officers

        To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

        The aggregate indebtedness to Brookfield Office Properties, one of our operating entities, or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Office Properties and its subsidiaries was C$698,726. No loans have been extended since July 30, 2002 to directors, executives or senior officers of Brookfield Office Properties. Richard B. Clark, the former CEO of Brookfield Office Properties, had an outstanding non-interest bearing loan from Brookfield Office Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended September 30, 2013 was C$698,726. Mr. Clark's common shares purchased with the loan are held as security for the loan.

Interest of Management and Others in Material Transactions

        Except as disclosed in this Annex A and the offer document, no proposed director or senior officer of the BPY General Partner or the Service Providers or other insider of our company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with our company, the Property Partnership or any of its subsidiaries or interest in any material transaction involving our company, the Property Partnership or any of its subsidiaries.

LEGAL PROCEEDINGS

        Our company has not been since its formation and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company's financial position or profitability nor is our company aware of any such proceedings that are pending or threatened.

        We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

SHARE CAPITAL; MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of our Units and our Limited Partnership Agreement

        The following is a description of the material terms of our units and our limited partnership agreement, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our limited partnership agreement. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for this document should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

Formation and Duration

        Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "— Issuance of Additional Partnership Interests".

Management

        As required by law, our limited partnership agreement provides for the management and control of our company by a general partner, the BPY General Partner.

Nature and Purpose

        Under our limited partnership agreement, the purpose of our company is to: acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company's interests in such entities; serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner of the Property Partnership specified in, the limited partnership agreement of the Property Partnership; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

Our Units

        Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders will not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of holders of units of our company are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY General Partner as described below under "— Amendment of Our Limited Partnership Agreement".

        Units of our company represent a fractional limited partnership interest in our company and do not represent a direct investment in our company's assets and should not be viewed by investors as direct securities of our company's assets. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our company as described below under "— Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units will not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions.

        Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under "— No Management or Control; No Voting". Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under "— Meetings".

Distribution Reinvestment Plan

        We have a distribution reinvestment plan for holders of our units resident in Canada. We may in the future expand our distribution reinvestment plan to include holders of our units resident in the United States. The Property Partnership also has a distribution reinvestment plan. Holders of our units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so. The following is a summary of the principal terms of our company's distribution reinvestment plan.

        Pursuant to the distribution reinvestment plan, holders of our units can elect to have distributions paid on units held by them automatically reinvested in additional units in accordance with the terms of the plan. Distributions to be reinvested in our units under the distribution reinvestment plan are reduced by the amount of any applicable withholding tax.

        Distributions due to plan participants are paid to the plan agent for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such plan participant to the purchase of additional units, such purchases will be made from our company on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by our company.

        As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each unit purchased, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS Clearing and Depository Services Inc., or CDS, will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional units, a plan participant's entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per unit based upon the closing price for our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant's account under the plan by notifying the plan agent. Certificates for units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant's account (except for sale of our units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our company.

        Unitholders can terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When our units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our company is able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant's interest. Our company is also able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that our company, through the plan agent, gives notice of any amendment, modification or suspension to the distribution reinvestment plan that in our company's opinion may materially prejudice participants.

        The Property Partnership has a corresponding distribution reinvestment plan in respect of distributions made to our company and to holders of the Redemption-Exchange Units. Our company does not intend to reinvest distributions it receives from the Property Partnership in the Property Partnership's distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our company that it may from time to time reinvest distributions it receives from us in respect of our units or from the Property Partnership in respect of the Redemption-Exchange Units pursuant to the distribution reinvestment plans of our company or the Property Partnership, as applicable. To the extent Brookfield reinvests distributions it receives on our units, it will receive additional units of our company. To the extent Brookfield elects to reinvest distributions it receives from the Property Partnership pursuant to the Property Partnership's distribution reinvestment plan, it will receive Redemption-Exchange Units. Such Redemption-Exchange Units received by Brookfield also would become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our company.

Issuance of Additional Partnership Interests

        The BPY General Partner has broad rights to cause our company to issue additional partnership interests and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY General Partner in its sole discretion, all without the approval of our limited partners.

Investments in Property Partnership

        If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Property Partnership, unless otherwise agreed by us and the Property Partnership.

Capital Contributions

        No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner's liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See "— Limited Liability" below.

Distributions

        Distributions to partners of our company will be made only as determined by the BPY General Partner in its sole discretion. However, the BPY General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BPY General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, our company, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of our units held by limited partners or the BPY General Partner shall be treated either as a distribution to such partner or as a general expense of our company as determined by the BPY General Partner in its sole discretion.

        The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis. We are targeting an initial pay-out ratio of approximately 80% of FFO. See "Operating Results — Performance Measures" for a discussion of FFO. We will initially pursue a distribution growth rate target in the range of 3% to 5% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

        From time to time our distributions may exceed the above percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to FFO. However, there can be no assurance that we will be able to make distributions in the amounts discussed above or meet our target growth rate. Our company's ability to make distributions will depend on our company receiving sufficient distributions from the Property Partnership, which in turn depend on the Property Partnership receiving sufficient distributions from the Holding Entities, and we cannot assure you that our company will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY General Partner deems relevant.

        Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership's managing general partnership interest owned by us and those limited partnership interests owned by Brookfield. Our company's ability to make distributions will also be subject to additional risks and uncertainties, including those set forth under "Operating Results" and in the offer document to which this Annex A forms a part under "Risk Factors". In particular, see "Risk Factors — We may not be able to make distributions to holders of our units in amounts intended or at all" and "— Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders" in the offer document. In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations.

Allocations of Income and Losses

        Limited partners share in the net profits and net losses of our company generally in accordance with their respective percentage interest in our company.

        Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our company. Each item of income, gain, loss and deduction so allocated to a partner of our partnership generally will be the same source and character as though such partner had realized the item directly.

        The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act (Canada) (the "Tax Act"). Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BPY General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our limited partnership agreement to the extent necessary to avoid an adverse effect on our company's limited partners, subject to the approval of a committee of the board of directors of the BPY General Partner made up of independent directors.

        If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in our company, which in the case of the BPY General Partner shall mean 0.2%, and in the case of all of our limited partners shall mean in the aggregate 99.8%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of our units held at each such date by a limited partner is of the total number of our units issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

Limited Liability

        Assuming that a limited partner does not participate in the control or management of our company or conduct the affairs of, sign or execute documents for or otherwise bind our company within the meaning of the Bermuda Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner's liability under the Bermuda Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

        If it were determined, however, that a limited partner was participating in the control or management of our company or conducting the affairs of, signing or executing documents for or otherwise binding our company (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act 1883 or the Bermuda Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our company incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act 1883 specifically provides for legal recourse against the BPY General Partner if a limited partner were to lose limited liability through any fault of the BPY General Partner. While this does preclude a limited partner from seeking legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control; No Voting

        Our company's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company, although holders of units are entitled to consent to certain matters with respect to certain amendments to our limited partnership agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail below. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

        The BPY General Partner may call special meetings of the limited partners at a time and place outside of Canada determined by the BPY General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the BPY General Partner (which may not be less than 10 nor more than 60 days before the meeting) are entitled to notice of any meeting.

        Written consents may be solicited only by or on behalf of the BPY General Partner. Any such consent solicitation may specify that any written consents must be returned to our company within the time period, which may not be less than 20 days, specified by the BPY General Partner.

        For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the BPY General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the BPY General Partner to provide such consents. Only those holders of partnership interests on the record date established by the BPY General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

        Amendments to our limited partnership agreement may be proposed only by or with the consent of the BPY General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the BPY General Partner must seek approval of a majority of our outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

Prohibited Amendments

        No amendment may be made that would:

  1.
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  2.
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to the BPY General Partner or any of its affiliates without the consent of the BPY General Partner, which may be given or withheld in its sole discretion.

        The provision of our limited partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

  1.
  a change in the name of our company, the location of our registered office or our registered agent;

  2.
  the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

  3.
  a change that the BPY General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company's qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  4.
  an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  5.
  an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions;

  6.
  an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  7.
  any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

  8.
  any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

  9.
  a change in our company's fiscal year and related changes; or

  10.
  any other amendments substantially similar to any of the matters described in (1) through (9) above.

        In addition, the BPY General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY General Partner:

  1.
  do not adversely affect our company's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  2.
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

  3.
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

  4.
  are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement; or

  5.
  are required to effect the intent expressed in this Annex A or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        The BPY General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "— No Limited Partner Approval" should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our company obtains an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described below under "— Election to be Treated as a Corporation"), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of our company's limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

        Our limited partnership agreement generally prohibits the BPY General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our units, from causing our company to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BPY General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons who are not our company or our company's subsidiaries) without that approval. The BPY General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Take-Over Bids

        If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding units, other than our units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires the units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our units not deposited under the take-over bid on the same terms as the units acquired under the take-over bid.

Election to be Treated as a Corporation

        If the BPY General Partner determines in its sole discretion that it is no longer in our company's best interests to continue as a partnership for U.S. federal income tax purposes, the BPY General Partner may elect to treat our company as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

        Our company will terminate upon the earlier to occur of: (i) the date on which all of our company's assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BPY General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; and (iii) at the election of the BPY General Partner, if our company, as determined by the BPY General Partner, is required to register as an "investment company" under the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions.

        Our partnership will be dissolved upon the withdrawal of the BPY General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under "— Withdrawal of the BPY General Partner") or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our partnership or an order to wind-up or liquidate the BPY General Partner without the appointment of a successor in compliance with the provisions of our limited partnership agreement that are described below under "— Withdrawal of the BPY General Partner". Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company's affairs will, acting with all of the powers of the BPY General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company's assets and apply the proceeds of the liquidation first, to discharge our company's liabilities as provided in our limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company's assets would be impractical or would cause undue loss to the partners.

Withdrawal of the BPY General Partner

        The BPY General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our limited partnership agreement.

        Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See "— Termination and Dissolution" above.

        In the event of the withdrawal of a general partner, where such withdrawal will violate our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner's departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interest will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of the unitholders.

Partnership Name

        If the BPY General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our company will be required by our limited partnership agreement to change our name to a name that does not include "Brookfield" and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by the BPY General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

        The BPY General Partner, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if the BPY General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our company, our company's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by our company or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BPY General Partner.

Outside Activities of the BPY General Partner; Conflicts of Interest

        Under our limited partnership agreement, the BPY General Partner is required to maintain as its sole activity the activity of acting as the general partner of our partnership. The BPY General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Property Partnership, a Holding Entity or any other holding entity established by our company.

        Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under "— Indemnification; Limitation on Liability", will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner's fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under "— Indemnification; Limitation on Liability".

        The BPY General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our limited partners, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company pursuant to the Relationship Agreement or a separate written agreement between such persons.

        Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner's governance and nominating committee from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See "Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties".

Indemnification; Limitations on Liability

        Under our limited partnership agreement, our company is required to indemnify to the fullest extent permitted by law the BPY General Partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by the BPY General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the BPY General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Under our limited partnership agreement, within the time required by applicable law, including any rules of any applicable securities exchange, the BPY General Partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BPY General Partner, in its sole discretion, our company's financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY General Partner deems appropriate. Our company's annual financial statements must be audited by an independent accounting firm of international standing. Our company's quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

        The BPY General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis a Schedule K-1 (or equivalent). The BPY General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes. The BPY General Partner will also use commercially reasonable efforts to supply information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

        Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our company's partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our company.

Transfers of Units

        We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our company, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our limited partnership agreement.

        By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

  •
  executed our limited partnership agreement and become bound by the terms thereof;

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  granted an irrevocable power of attorney to the BPY General Partner or the liquidator of our company and any officer thereof to act as such partner's agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our partnership or the partners; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company's partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement;

  •
  made the consents and waivers contained in our limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and

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  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our limited partnership agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.

        The transfer of any unit and the admission of any new partner to our partnership will not constitute any amendment to our limited partnership agreement.

Book-Based System

        Our units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, the Canadian Depository for Securities, or CDS, or the Depository Trust Company, or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of our units may be effected through the book-based system administered by CDS or DTC as applicable.

Description of the Property Partnership Limited Partnership Agreement

        The following is a description of the material terms of the Property Partnership's limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. You are not a limited partner of the Property Partnership and do not have any rights under its limited partnership agreement. However, our company is the managing general partner of the Property Partnership and is responsible for the management and control of the Property Partnership.

        We have included a summary of what we believe are the most important provisions of the Property Partnership's limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership's limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Property Partnership's limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for this document should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilon HM 12, Bermuda.

Formation and Duration

        The Property Partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The Property Partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with its limited partnership agreement.

Management

        As required by law, the Property Partnership's limited partnership agreement provides for the management and control of the Property Partnership by its managing general partner, our company.

Nature and Purpose

        Under its limited partnership agreement, the purpose of the Property Partnership is to: acquire and hold interests in the Holding Entities and, subject to the approval of our company, any other entity; engage in any activity related to the capitalization and financing of the Property Partnership's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our company and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

Units

        In connection with the spin-off, Class A limited partnership units of the Property Partnership were issued to our company, the Redemption-Exchange Units were issued to certain wholly-owned subsidiaries of Brookfield Asset Management and the general partnership interests were issued to Property Special LP (formerly known as Brookfield Property GP L.P.). On August 8, 2013, we effected a restructuring pursuant to which: (i) all of the Class A limited partnership units of the Property Partnership were reclassified as managing general partnership interests in the Property Partnership, or Managing General Partner Units; and (ii) all of the general partnership interests in the Property Partnership were reclassified as special limited partnership interests in the Property Partnership, or the Special Limited Partner Units.

        As of the date hereof, the Property Partnership has three classes of units: Redemption-Exchange Units, Special Limited Partner Units and Managing General Partner Units. Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership's limited partnership agreement or upon the dissolution of the Property Partnership as described below under "— Dissolution" or as otherwise required by applicable law. Holders of the Property Partnership's units are not entitled to vote on matters relating to the Property Partnership except as described below under "— No Management or Control; No Voting". Except to the extent expressly provided in the Property Partnership's limited partnership agreement, a holder of Property Partnership units will not have priority over any other holder of Property Partnership units, either as to the return of capital contributions or as to profits, losses or distributions. The Property Partnership's limited partnership agreement does not contain any restrictions on ownership of the Property Partnership units. The units of the Property Partnership have no par or other stated value.

        All of the outstanding Redemption-Exchange Units and Special Limited Partner Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management and all of the outstanding Managing General Partner Units are held by our company.

Issuance of Additional Partnership Interests

        The Property Partnership may issue additional partnership interests (including Managing General Partner Units, Special Limited Partner Units and Redemption-Exchange Units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as our company may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our limited partners.

Redemption-Exchange Mechanism

        At any time after two years from April 15, 2013, the date of closing of the spin-off, the holders of the Redemption-Exchange Units will have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our company's right to acquire such interests for our units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Property Partnership and our company.

        After presentation for redemption, it will receive, subject to our company's right to acquire such interests (in lieu of redemption) in exchange for units of our company, either (a) cash in an amount equal to the market value of one of our units (as determined by reference to the five day volume weighted average of the trading price of our units on the principal stock exchange for our units based on trading volumes) multiplied by the number of units to be redeemed or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) Redemption-Exchange Units presented to the Property Partnership for redemption in exchange for units of our company on a one for one basis. Upon a redemption, the holder's right to receive distributions with respect to the Redemption-Exchange Units so redeemed will cease.

        The date of exchange specified in any redemption notice may not be less than five business days nor more than twenty business days after the date upon which the redemption notice is received by the Property Partnership and our company. At any time prior to the applicable redemption-exchange date, any holder of Redemption-Exchange Units who delivers a redemption notice will be entitled to withdraw such redemption notice.

        Brookfield's aggregate limited partnership interest in our company is currently approximately 89% if it exercised its redemption right in full and our company exercised its right to acquire such interests in exchange for units of our company on the Redemption-Exchange Units redeemed.

Distributions

        Distributions by the Property Partnership will be made in the sole discretion of our company. However, our company will not be permitted to cause the Property Partnership to make a distribution if the Property Partnership does not have sufficient cash on hand to make the distribution, the distribution would render the Property Partnership insolvent or if, in the opinion of our company, the distribution would or might leave the Property Partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

        Except as set forth below, prior to the dissolution of the Property Partnership, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Property Partnership as follows, referred to as the Regular Distribution Waterfall:

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  first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

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  second, to the extent distributions in respect of Redemption-Exchange Units have accrued in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the fourth and fifth provision below, as applicable) of all amounts that have been accrued in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

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  third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company's total capitalization value exceeds the total capitalization value of our company determined immediately following the spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) that are payable under our Master Services Agreement in such quarter plus (ii) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (ii) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

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  fourth, 100% of any available cash then remaining to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, until an amount equal to the First

    Distribution Threshold, scheduled to be $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

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  fifth, 85% of any available cash then remaining to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, scheduled to be $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter; and

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  thereafter, 75% of any available cash then remaining to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, and an incentive distribution of 25% to Property Special LP.

        To date, no equity enhancement or incentive distributions have been made to Property Special LP. Set forth below is an example of how the equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company's expectations.

		Quarterly		Annualized
Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company's units per unit		$21.914		$21.914
Our company's units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1

Total units	466.3
Total market value			$10,218.8		$10,218.8
Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)

Total capitalization			$11,468.8		$11,468.8
Capitalization at illustrative quarter end(3)
Market value of our company's units per unit		$19.499		$19.499
Our company's units	277.4
Redemption-Exchange Units held by Brookfield(2)	437.4

Total units	714.8
Total market value			$13,938.4		$13,938.4
Preferred shares of holding entities held by Brookfield			1,375.0		1,375.0
Recourse debt, net of cash(4)			316.1		316.1

Total capitalization			$15,629.5		$15,629.5

Increase in total capitalization			$4,160.7		$4,160.7
Days in quarter / year			90		365
Fraction of quarter / year(5)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%

Gross equity enhancement distribution to Property Special LP			$13.0		$52.0

Fee offsets(6)			(4.5)		(17.9)

Net equity			$8.5		$34.1

(1)
For purposes of calculating the equity enhancement distribution at each quarter-end, the initial total capitalization against which the quarter-end total capitalization is measured will always be the company's total capitalization immediately following the spin-off. For purposes of calculating the initial total capitalization, securities were valued based on their volume-weighted average trading price on the principal stock exchange (NYSE) for the 30 trading days commencing on April 15, 2013, the date of the spin-off; provided that if a security is not traded on a stock exchange, the fair market value of such security is determined by the BPY General Partner.

(2)
Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company's units in accordance with the Redemption-Exchange Mechanism and (b) a special limited partnership interest in the Property Partnership held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company's units.
(3)
Based on the pro forma number of units and Redemption-Exchange Units as of September 30, 2013. For purposes of calculating the quarter-end total capitalization, securities were valued based on their volume-weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days; provided that if a security is not traded on a stock exchange, the fair market value of such security is determined by the BPY General Partner. For illustrative purposes only, the example above assumes a value of $19.499 per unit and Redemption-Exchange Unit.
(4)
This amount excludes any equity enhancement distribution Brookfield Asset Management is entitled to by contract with respect to debt incurred to finance the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, which Brookfield Asset Management has agreed to waive.
(5)
The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.
(6)
The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) that are payable under the Master Services Agreement in such quarter plus (ii) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (ii) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.250		$1.000
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	714.8

Total first distribution			$178.7		$714.8

Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	714.8
Second distribution to all partners			$—		$—
15% incentive distribution to Property Special LP			—		—

Total second distribution			$—		$—

Distribution in excess of second distribution threshold		$—		$—
Total units of Property Partnership(1)	714.8
Third distribution to all partners			$—		$—
25% incentive distribution to Property Special LP			—		—

Total third distribution			$—		$—

Total distributions to partners of the Property Partnership (including incentive distributions)			$178.7		$714.8

Total incentive distributions to Property Special LP(2)			$—		$—

(1)
Based on the pro forma number of units on September 30, 2013. Includes (a) managing general partnership interests in the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company's units in accordance with the Redemption-Exchange Mechanism and (c) a special limited partnership interest in the Property Partnership held by Property Special LP.

        The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. Other than the fixed base management fee, the table below is for illustrative purposes only and is not indicative of our company's expectations.

	Quarterly	Annualized
Total Pro Forma Amounts for Illustrative Quarter	$m	$m
Fixed base management fee(1)	$12.5	$50.0
Equity enhancement distribution	8.5	34.1
Incentive distribution	—	—

Total pro forma amounts	$21.0	$84.1

Notes:

(1)
Pursuant to the Master Services Agreement, we pay the Service Providers a fixed base management fee equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, we may elect to pay all or a portion of the base management fee in our units or in limited partnership units of the Property Partnership, subject to certain conditions.

        If, prior to the dissolution of the Property Partnership, available cash in any quarter is not sufficient to pay a distribution to the owners of all Property Partnership interests, pro rata to their percentage interest, then our company may elect to pay the distribution at the then current level first to our company, in respect of the Managing General Partner Units of the Property Partnership held by our company, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.

        If, prior to the dissolution of the Property Partnership, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership's assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Property Partnership in proportion to the unrecovered capital attributable to the Property Partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

        Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership's liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

  •
  first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Property Partnership; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Property Partnership;

  •
  second, 100% to Property Special LP until Property Special LP has received an amount equal to the fair market value of the equity enhancement distribution entitlement, as determined by a qualified independent valuator in accordance with the Property Partnership's limited partnership agreement, provided that such amount may not exceed 2.5 times the aggregate equity enhancement distribution payments made to Property Special LP during the immediately prior 24 months;

  •
  third, 100% to the partners of the Property Partnership, in proportion to their respective amounts of unrecovered capital in the Property Partnership;

  •
  fourth, 100% to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each partnership interest of the

    Property Partnership equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of Property Partnership pursuant to the third tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

  •
  fifth, 85% to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, and 15% to Property Special LP, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of the Property Partnership pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

  •
  thereafter, 75% to the owners of the Property Partnership's partnership interests, pro rata to their percentage interests, and 25% to Property Special LP.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Property Partnership. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Property Partnership so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Property Partnership's partnership interests; and (ii) the subsequently-issued Property Partnership's partnership interests.

        The limited partnership agreement of the Property Partnership provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to Property Special LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        Property Special LP may elect, at its sole discretion, to reinvest equity enhancement distributions and incentive distributions in Redemption-Exchange Units.

No Management or Control; No Voting

        The Property Partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Property Partnership and do not have any right or authority to act for or to bind the Property Partnership or to take part or interfere in the conduct or management of the Property Partnership. Limited partners are not entitled to vote on matters relating to the Property Partnership, although holders of units are entitled to consent to certain matters as described below under "— Amendment of the Property Partnership Limited Partnership Agreement", "— Opinion of Counsel and Limited Partner Approval", and "— Withdrawal of the Managing General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units of the Property Partnership specified below. For purposes of any approval required from holders of the Property Partnership's units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Property Partnership then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

        Our company may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Property Partnership Limited Partnership Agreement

        Amendments to the Property Partnership's limited partnership agreement may be proposed only by or with the consent of our company. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our company must seek approval of a majority of the Property Partnership's outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the Redemption-Exchange Units will not constitute a separate class and will vote together with the other outstanding limited partnership units of the Property Partnership.

        For purposes of any approval required from holders of the Property Partnership's units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Property Partnership then issued and outstanding.

Prohibited Amendments

        No amendment may be made that would:

  1.
  enlarge the obligations of any limited partner of the Property Partnership without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  2.
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Property Partnership to Property Special LP or any of its affiliates without the consent of Property Special LP which may be given or withheld in its sole discretion.

        The provision of the Property Partnership's limited partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding limited partnership units of the Property Partnership.

No Limited Partner Approval

        Subject to applicable law, our company may generally make amendments to the Property Partnership's limited partnership agreement without the approval of any limited partner to reflect:

  1.
  a change in the name of the Property Partnership, the location of the Property Partnership's registered office or the Property Partnership's registered agent;

  2.
  the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement of the Property Partnership;

  3.
  a change that our company determines is reasonable and necessary or appropriate for the Property Partnership to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of our company to ensure that the Property Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  4.
  an amendment that our company determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  5.
  an amendment that is necessary, in the opinion of counsel, to prevent the Property Partnership or our company or its directors or officers, from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions;

  6.
  an amendment that our company determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;

  7.
  any amendment expressly permitted in the Property Partnership's limited partnership agreement to be made by our company acting alone;

  8.
  any amendment that our company determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Property Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Property Partnership's limited partnership agreement;

  9.
  a change in the Property Partnership's fiscal year and related changes;

  10.
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of our company, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners' interests in the Property Partnership; or (iii) consistently reflect the distributions made by the Property Partnership to the partners pursuant to the terms of the limited partnership agreement of the Property Partnership;

  11.
  any amendment that our company determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of our company in the profits of the Property Partnership; or

  12.
  any other amendments substantially similar to any of the matters described in (1) through (11) above.

        In addition, our company may make amendments to the Property Partnership's limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our company:

  13.
  do not adversely affect the Property Partnership's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  14.
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

  15.
  are necessary or appropriate for any action taken by our company relating to splits or combinations of units under the provisions of the Property Partnership's limited partnership agreement; or

  16.
  are required to effect the intent expressed in the final registration statement and prospectus of our company filed in connection with the spin-off or the intent of the provisions of the Property Partnership's limited partnership agreement or are otherwise contemplated by the Property Partnership's limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        Our company will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "— No Limited Partner Approval" should occur. Any other amendment to the Property Partnership's limited partnership agreement will only become effective either with the approval of at least 90% of the Property Partnership's units or if an opinion of counsel is obtained to effect that the amendment will not (i) cause the Property Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our company has not made the election described below under "— Election to be Treated as a Corporation"), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the Property Partnership's limited partners.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

        The Property Partnership's limited partnership agreement generally prohibits our company, without the prior approval of the holders of a majority of the units of the Property Partnership, from causing the Property Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Property Partnership's assets in a single transaction or a series of related transactions, including by approving on the Property Partnership's behalf the sale, exchange or other disposition of all or substantially all of the assets of the Property Partnership's subsidiaries. However, our company, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Property Partnership's assets (including for the benefit of persons who are not the Property Partnership or the Property Partnership's subsidiaries) without that approval. Our company may also sell all or substantially all of the Property Partnership's assets under any forced sale of any or all of the Property Partnership's assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Election to be Treated as a Corporation

        If our company determines that it is no longer in the Property Partnership's best interests to continue as a partnership for U.S. federal income tax purposes, our company may elect to treat the Property Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

        The Property Partnership will dissolve and its affairs will be wound up upon the earlier to occur of: (i) the service of notice by our company, with the approval of a majority of the members of the independent directors of the BPY General Partner, that in the opinion of our company the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Property Partnership; (ii) the election of our company if the Property Partnership, as determined by our company, is required to register as an "investment company" under the U.S. Investment Company Act of 1940 or similar legislation in other jurisdictions; (iii) the date that our company withdraws from the Property Partnership (unless a successor entity becomes the managing general partner of the Property Partnership as described below under "— Withdrawal of the Managing General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Property Partnership or an order to wind-up or liquidate our company without the appointment of a successor in compliance with the provisions of the Property Partnership's limited partnership agreement that are described below under "— Withdrawal of the Managing General Partner"; and (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Property Partnership's assets in a single transaction or series of transactions.

        The Property Partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Property Partnership has not been filed with the Bermuda Monetary Authority), a successor managing general partner executes a transfer deed pursuant to which the new managing general partner assumes the rights and undertakes the obligations of the original managing general partner, but only if the Property Partnership receives an opinion of counsel that the admission of the new managing general partner will not result in the loss of limited liability of any limited partner of the Property Partnership.

Withdrawal of the Managing General Partner

        Our company may withdraw as managing general partner without first obtaining approval of unitholders by giving written notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

        Upon the withdrawal of our company, the holders of at least a majority of outstanding units may select a successor to that withdrawing managing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See "— Dissolution" above.

        Our company may not be removed as managing general partner by the partners of the Property Partnership.

        In the event of the withdrawal of a managing general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that managing general partner, which withdrawal will violate the Property Partnership's limited partnership agreement, a successor managing general partner will have the option to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. Under all other circumstances where a managing general partner withdraws, the departing managing general partner will have the option to require the successor managing general partner to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing managing general partner and the successor managing general partner. If no agreement is reached within 30 days of the managing general partner's departure, an independent investment banking firm or other independent expert selected by the departing managing general partner and the successor managing general partner will determine the fair market value. If the departing managing general partner and the successor managing general partner cannot agree upon an expert within 45 days of the managing general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner's Managing General Partner Units will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the Managing General Partner Units

        Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the general partnership units of our company to an affiliate of the transferee); (ii) agree to assume the rights and duties of the managing general partner to whose interest that transferee has succeeded; (iii) agree to assume the provisions of the Property Partnership's limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BPY General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under "Share Capital; Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement — Transfer of the General Partnership Interest".

Transactions with Interested Parties

        Our company, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Property Partnership with the same rights they would have if our company and the BPY General Partner were not a party to the limited partnership agreement of the Property Partnership. An interested party will not be liable to account either to other interested parties or to the Property Partnership, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The limited partnership agreement of the Property Partnership permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our company, the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by the Property Partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Property Partnership, any of the Holding Entities, any operating entity or any other holding entity established by the Property Partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the bye-laws of the BPY General Partner.

Outside Activities of the Managing General Partner

        In accordance with our limited partnership agreement, our company is authorized to: (i) acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company's interests in the Property Partnership and such other entities; (iii) serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner specified in, the limited partnership agreement of the Property Partnership; and (iv) engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

        The Property Partnership's limited partnership agreement provides that each person who is entitled to be indemnified by the Property Partnership, as described below under "— Indemnification; Limitations on Liability", will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, or any other holding entity established by the Property Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the Property Partnership's limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY Partner, our company, the Property Partnership, any Holding Entity, any operating entity, and any other holding entity established by the Property Partnership (or any of their respective investors), and shall be deemed not to be a breach of our company's fiduciary duties or any other obligation of any type whatsoever of our company. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, operating entity, any other holding entity established by the Property Partnership or any other person shall have any rights by virtue of the Property Partnership's limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Property Partnership as described below under "— Indemnification; Limitations on Liability".

        Our company and the other indemnified persons described in the preceding paragraph do not have any obligation under the Property Partnership's limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Property Partnership, the limited partners of the Property Partnership, any Holding Entity, operating entity, or any other holding entity established by the Property Partnership. These provisions do not affect any obligation of such indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by the Property Partnership pursuant to the Relationship Agreement or any separate written agreement between such persons.

Accounts, Reports and Other Information

        Under the Property Partnership's limited partnership agreement, our company is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time by our company, in its sole discretion.

        Our company is also required to use commercially reasonable efforts to prepare and send to the limited partners of the Property Partnership on an annual basis a Schedule K-1 (or equivalent). Our company will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of the Property Partnership for U.S. federal income tax reporting purposes.

Indemnification; Limitations on Liability

        Under the Property Partnership's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the BPY General Partner, our company and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Property Partnership's limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Property Partnership's limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

        The Property Partnership's limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

EXCHANGE CONTROLS

        There are currently no governmental laws, decrees, regulations or other legislation of Bermuda which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda holding our units.

        The following summary discusses certain material U.S., Canadian, and Bermudian tax considerations related to the holding and disposition of our units as of the date hereof. Prospective purchasers of our units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

TAXATION

U.S. Tax Considerations

        This summary discusses certain material U.S. federal income tax considerations to unitholders relating to the holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or the U.S. Treasury Regulations, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of one or more of our units that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

        If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of our partnership. Partners of partnerships that hold our units should consult their own tax advisers.

        This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Company and the Property Partnership

        Each of our company and the Property Partnership has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of our partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Our company will be publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) our partnership would not be required to register under the U.S. Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        The BPY General Partner intends to manage the affairs of our company and the Property Partnership so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner believes that our company will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

        If our company fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service, or the IRS, to be inadvertent and which is cured within a reasonable time after discovery, or if our company is required to register under the U.S. Investment Company Act of 1940, our company will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our company fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a U.S. Holder, unless our company were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, our company would be treated as a corporation for U.S. federal income tax purposes.

        If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company's items of income, gain, loss, deduction, or credit would be reflected only on our company's tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "— Consequences to U.S. Holders — Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

        Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the value of our units.

If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        The remainder of this summary assumes that our company and the Property Partnership will be treated as partnerships for U.S. federal tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss, or credit realized by our company will be realized in the first instance by the Property Partnership and allocated to our company for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our company's items of income, gain, loss, deduction, or credit include a realization of such items by the Property Partnership (or other lower tier partnership) and the allocation of such items to our company.

Proposed Legislation

        Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to our company or to the Property Partnership, could have had adverse consequences, including (i) the recharacterization of capital gain income as "ordinary income", (ii) the potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our company to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, similar legislation was introduced in both the U.S. House of Representatives and the U.S. Senate in February 2013.

        The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2014, the Obama administration proposed that the current law governing the treatment of carried interest be changed to subject such income to ordinary income tax. The Obama administration's published revenue proposals for previous years contained similar proposals.

        It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our company. You should consult your own tax adviser as to the potential effect of any proposed or future legislation on an investment in our company.

        The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

  Holding of Our Units

        Income and Loss.    If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our company's items of income, gain, loss, deduction, and credit for each of our company's taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our company. Our company intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our company's net income or gain. However, based upon your particular tax situation and simplifying assumptions that our company will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, if available, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see "— Medicare Tax" below). U.S. Holders that are corporations generally will not be entitled to a "dividends received deduction" in respect of dividends paid by non-U.S. corporations in which our company (through the Property Partnership) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our company's items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our company. Similarly, our company's allocable share of items of income, gain, loss, deduction, or credit of the Property Partnership will be governed by the limited partnership agreement of the Property Partnership if such allocations have "substantial economic effect" or are determined to be in accordance with our company's interest in the Property Partnership. The BPY General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and the BPY General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our company's limited partnership agreement or the limited partnership agreement of the Property Partnership, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

        Basis.    You will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off, their fair market value on the date you received them pursuant to the spin-off) and (ii) your share of our company's liabilities, if any. That basis will be increased by your share of our company's income and by increases in your share of our company's liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company's losses, and by any decrease in your share of our company's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary", tax basis in his or her partnership interest, unlike a shareholder of a corporation. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units. The BPY General Partner expresses no opinion regarding the appropriate methodology to be used in making this determination.

        For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our company's liabilities generally will include our company's share of any liabilities of the Property Partnership.

        Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our company's losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our company's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company's income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult your own tax adviser as to the effects of the at-risk rules.

        Limitations on Deductibility of Organizational Expenses and Syndication Fees.    In general, neither our company nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Property Partnership. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

        Limitations on Interest Deductions.    Your share of our company's interest expense is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense is generally limited to the amount of such holder's "net investment income". Your share of our company's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company's interest expense.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual's itemized deductions. The operating expenses of our company, including our company's allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

  Treatment of Distributions

        Distributions of cash by our company generally will not be taxable to you to the extent of your adjusted tax basis (described above) in our units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be gain from the sale or exchange of our units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if your holding period for our units exceeds one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by our company, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.

  Sale or Exchange of Our Units

        You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our company's liabilities, if any.

        Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if you held our units for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company's investment in any PFIC as a "qualified electing fund", gain attributable to such investment in a PFIC would be taxable in the manner described below in "— Passive Foreign Investment Companies". In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables". The deductibility of capital losses is subject to limitations.

        U.S. Holders who acquire our units at different times and intend to sell all or a portion of our units within a year of the most recent purchase should consult their own tax advisers regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

  Medicare Tax

        U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders' "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally is expected to include your allocable share of our income, as well as gain realized by you from a sale of our units. Under recently promulgated U.S. Treasury Regulations, special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by a U.S. Holder with respect to an investment through our company in a PFIC. See "— Consequences to U.S. Holders — Passive Foreign Investment Companies". U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of our units.

  Foreign Tax Credit Limitations

        If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our company's income and gain. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our company's investments may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our company incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

  Section 754 Election

        Our company and the Property Partnership each intend to make the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee's inside basis in our company's assets will be considered to have two components: (i) the transferee's share of our company's tax basis in our company's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Property Partnership.

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder's tax basis in its units were higher than such units' share of the aggregate tax basis of our company's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our company's assets for purposes of calculating, among other items, such holder's share of any gain or loss on a sale of our company's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder's tax basis in its units were lower than such units' share of the aggregate tax basis of our company's assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

        Whether or not the Section 754 Election is made, if our units are transferred at a time when our company has a "substantial built-in loss" in its assets, our company will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

        The calculations involved in the Section 754 Election are complex, and the BPY General Partner advises that it will make such calculations on the basis of assumptions as to the value of our assets and other matters. U.S. Holders should consult their own tax advisers as to the effects of the Section 754 Election.

  Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain U.S. Treasury regulations to our company's Section 743(b) adjustments, a determination that our company's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued), through the application of certain tax accounting principles that the BPY General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

  Foreign Currency Gain or Loss

        Our company's functional currency is the U.S. Dollar, and our company's income or loss is calculated in U.S. Dollars. It is likely that our company will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. Dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.

  Passive Foreign Investment Companies

        U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of "passive income". There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation's income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

        Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our company, as well as income realized on certain "excess distributions" by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our company's holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

        If you were to make an election to treat your share of our company's interest in a PFIC as a "qualified electing fund", such election a "QEF election", for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our company) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with the information necessary to make a QEF election with respect to any entity that the BPY General Partner believes is a PFIC with respect to you. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.

        Once you have made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF election is made (such as units acquired under the distribution reinvestment plan, if available). If you were to make a QEF election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless you were to make a "purging election". The purging election would create a deemed sale of your previously held share of our company's interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our company's interests in the PFIC. You should consult your own tax adviser as to the manner in which such direct inclusions could affect your allocable share of our company's income and your tax basis in our units and the advisability of making a QEF election or a purging election.

        Recently promulgated U.S. Treasury Regulations contain special rules for applying the 3.8% Medicare tax (as described above under "— Medicare Tax") to non-corporate U.S. Holders making QEF Elections. Although the special rules apply to taxable years beginning on or after January 1, 2014, you are permitted to rely on the special rules for taxable years beginning on or after January 1, 2013. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our company's interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make this special election, then your share of PFIC distributions generally will be treated as net investment income for purposes of the 3.8% Medicare tax (to the extent such distributions are made out of the earnings and profits of the PFIC, are not treated as dividends under the QEF rules, and are attributable to ordinary earnings and net capital gains included in income under the QEF rules in taxable years beginning on or after January 1, 2013). In addition, if you do not make the special election, you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the recently promulgated U.S. Treasury Regulations for your ownership and disposition of our units.

        In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to "mark to market" the stock of such foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. The BPY General Partner currently believes it is possible that one or more of our existing or future operating entities will qualify as PFICs that are publicly traded. However, there can be no assurance that a mark-to-market election will be available for any such entity. You should consult your own tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

        Based on our organizational structure, as well as our company's expected income and assets, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as PFICs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In addition, in order to ensure that we satisfy the Qualifying Income Exception, we may decide to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See "— Investment Structure" below.

        Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF election, a special election under the recently promulgated U.S. Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

  Investment Structure

        To ensure that our company meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, we may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the BPY General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate level tax, whether the corporation were a U.S. or a non-U.S. corporation.

  U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. "backup" withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below "Administrative Matters — Certain Effects of a Transfer of Units". You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

  Transferor/Transferee Allocations

        Our company may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss, and deduction realized by our company after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss, and deduction realized by our company prior to your ownership of such units.

        Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our company's allocation method complies with the requirements. If our company's convention were not permitted, the IRS might contend that our company's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The BPY General Partner is authorized to revise our company's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

  U.S. Federal Estate Tax Consequences

        If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our units.

  Certain Reporting Requirements

        A U.S. Holder who invests more than $100,000 in our company may be required to file IRS Form 8865 reporting the investment with such U.S. Holder's U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.

  U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's unrelated business taxable income ("UBTI"). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. The BPY General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our company or by the Property Partnership to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our company or by the Property Partnership to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our company, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. The BPY General Partner does not expect our company or the Property Partnership to directly incur debt to acquire property, and the BPY General Partner does not believe that our company or the Property Partnership will generate UBTI attributable to debt-financed property in the future. Moreover, the BPY General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Property Partnership, respectively, to avoid generating UBTI. However, neither our company nor the Property Partnership is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Property Partnership will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

        Based on our organizational structure, as well as our company's expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "U.S. real property interest", as defined in the U.S. Internal Revenue Code. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company's interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

        However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner's expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Finally, if our company were treated as engaged in a U.S. trade or business, a portion of any gain realized by a Non-U.S. Holder upon the sale or exchange of its units could be treated as income effectively connected with a U.S. trade or business and therefore subject to U.S. federal income tax at the regular graduated rates.

        In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the "portfolio interest" rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See "— Administrative Matters — Certain Effects of a Transfer of Units" below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

        Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

Taxes in Other Jurisdictions

        Based on our expected method of operation and the ownership of our operating entities indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, there can be no assurance that, solely as a result of owning our units, you will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not reside in any of these jurisdictions. Consequently, you may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with these requirements. It is your responsibility to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of you.

        Income or gain from investments held by our company may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to one or more of our company, an intermediary, or a tax authority in such jurisdiction. You should consult your own tax adviser regarding the U.S. federal, state, local, and non-U.S. tax consequences of an investment in our company.

Administrative Matters

  Tax Matters Partner

        The BPY General Partner acts as our company's "tax matters partner". As the tax matters partner, the BPY General Partner has the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company's items of income, gain, loss, deduction, or credit.

  Information Returns

        We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including IRS Schedule K-1), which describes on a U.S. Dollar basis your share of our company's income, gain, loss, and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

        Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year's tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns, as well as those related to our tax returns.

  Tax Shelter Regulations and Related Reporting Requirements

        If we were to engage in a "reportable transaction", we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or "transaction of interest", or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our company may be considered a "reportable transaction" if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to significant accuracy related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

        You should consult your own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

  Taxable Year

        Our company currently uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

  Constructive Termination

        Subject to the electing large partnership rules described below, our company will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

        A constructive termination of our company would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our company's year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our company's taxable year may result in more than 12 months of our company's taxable income or loss being includable in such unitholder's taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our company to, any tax legislation enacted before the termination.

  Elective Procedures for Large Partnerships

        The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to our unitholders, and such IRS Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our company from suffering a "technical termination" (which would close our company's taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our company has not elected to be subject to the reporting procedures applicable to large partnerships.

  Withholding and Backup Withholding

        For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder's U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder's U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

        Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner. If you do not timely provide our company, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

  Foreign Account Tax Compliance

        The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, commonly known as "FATCA", impose a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income (such as interest, dividends, and other passive income) and gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The withholding tax applies to withholdable payments made on or after July 1, 2014 (or January 1, 2017 in the case of gross proceeds and certain "passthru payments" attributable to withholdable payments). The BPY General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Property Partnership, the Holding Entities, or the operating entities.

        If our organizational structure or the manner in which we hold our investments is modified in the future, including for the purpose of facilitating future acquisitions, then unitholders may be required to properly certify their FATCA status (generally on IRS Form W-8 or IRS Form W-9, as applicable) to ensure that the 30% withholding tax does not apply to their allocable share of any such payments made by our company. In addition, special rules may apply to a unitholder who owns our units directly and not through a broker, if such unitholder's interest in our company is not registered on the books of our company prior to January 1, 2014. Such unitholders should consult their own tax advisers regarding the consequences under FATCA of owning our units in registered form.

        The foregoing rules remain subject to modification by an applicable intergovernmental agreement between the United States and another country or by other future U.S. Treasury Regulations or guidance. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

  Information Reporting with Respect to Foreign Financial Assets

        Under U.S. Treasury Regulations, U.S. individuals that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future U.S. Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these U.S. Treasury Regulations for an investment in our units.

  Certain Effects of a Transfer of Units

        Our company may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. The Property Partnership may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our company, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our company only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

        The Property Partnership has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

        Persons who hold an interest in our company as a nominee for another person may be required to furnish to us:

  (a)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (b)
  whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

  (c)
  the amount and description of units held, acquired, or transferred for the beneficial owner; and

  (d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on our units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our units, change the character or treatment of portions of our company's income, and adversely affect an investment in our units. Such changes could also affect or cause our company to change the way it conducts its activities, affect the tax considerations of an investment in our company, and otherwise change the character or treatment of portions of our company's income (including changes that recharacterize certain allocations as potentially non-deductible fees).

        Our company's organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement from time to time, without the consent of our unitholders, to elect to treat our company as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the receipt, holding and disposition of units in our company generally applicable to a holder who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length with and is not affiliated with our company, the Property Partnership, the BPY General Partner and their respective affiliates. Generally, our units will be considered to be capital property to a holder, provided that the holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to (i) a holder that is a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market" rules, (ii) a holder that is a "specified financial institution" as defined in the Tax Act, (iii) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act or a holder who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units), (v) a holder who has, directly or indirectly, a "significant interest" as defined in subsection 34.2(1) of the Tax Act in our company, or (vi) a holder to whom any affiliate of our company is a "foreign affiliate" for purposes of the Tax Act. Any such holders should consult their own tax advisors with respect to an investment in our units.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"). This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. A holder should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

        This summary assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. The BPY General Partner has advised that it intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard.

        This summary also assumes that neither our company nor the Property Partnership is a "tax shelter" or "tax shelter investment", each as defined in the Tax Act. However, no assurance can be given in this regard.

        This summary also assumes that neither our company nor the Property Partnership will be a "SIFT partnership" (as defined in the Tax Act) at any relevant time for purposes of the rules in the Tax Act applicable to a SIFT partnership (the "SIFT Rules") on the basis that neither our company nor the Property Partnership will be a "Canadian resident partnership" (as defined in the Tax Act) at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of our units are advised to consult their own tax advisors with respect to their particular circumstances. See also "Risk Factors — Risks Relating to Brookfield Property Partners — Risks Relating to Taxation of BPY — Canada" in this document.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian Dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian Dollar generally must be converted into Canadian Dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Canadian Resident Limited Partners

        The following is a discussion of the consequences under the Tax Act to a unitholder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, or Canadian Limited Partners.

  Computation of Income or Loss

        Each Canadian Limited Partner is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner's pro rata share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner's taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether our units were held throughout such year.

        Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the unitholders will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our company will include our company's share of the income (or loss) of the Property Partnership for a fiscal year determined in accordance with the Property Partnership's limited partnership agreement. For this purpose, our company's fiscal year end and that of the Property Partnership will be December 31.

        The income for tax purposes of our company for a given fiscal year of our company will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all unitholders with respect to such fiscal year.

        If, with respect to a given fiscal year, no distribution is made by us to our unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our company for such fiscal year that is allocable to unitholders, will be allocated to our unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of our units held at each such date by a unitholder is of the total number of units of our company that are issued and outstanding at each such date. Generally, the source and character of such income or loss allocated to a unitholder at the end of the each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

        The income of our company as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of our company and the Property Partnership must be calculated in Canadian currency. Where our company (or the Property Partnership) holds investments denominated in U.S. Dollars or other foreign currencies, gains and losses may be realized by our company as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

        In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by us for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue our units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company's taxation year is less than 365 days. Our company and the Property Partnership may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our company's or the Property Partnership's income from a source in Canada.

        In general, a Canadian Limited Partner's share of any income (or loss) from our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will invest in limited partnership units of the Property Partnership. In computing our company's income (or loss) under the Tax Act, the Property Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Property Partnership generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership.

        The characterization by the CRA of gains realized by our company or the Property Partnership on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

        A Canadian Limited Partner's share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross-up and tax credit for "eligible dividends" as defined in the Tax Act when the dividend received by the Property Partnership is designated as an "eligible dividend".

        Foreign taxes paid by our company or the Property Partnership and taxes withheld at source (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner's share of the "business-income tax" and "non-business-income tax" paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the foreign "business income tax" or "non-business-income tax" for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner's share of our company's income under the income tax laws of any country (other than Canada) under whose laws the income of our company is subject to income taxation, is less than the Canadian Limited Partner's share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, a Canadian Limited Partner's foreign tax credits will be limited.

        Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. The BPY General Partner has advised counsel that, in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, it expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and treaty entitlements of their partners and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner's pro rata share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. The BPY General Partner has advised counsel that it does not anticipate that our company or the Property Partnership will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in investment entities that are not resident or deemed to be resident for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer ("Non-Resident Entities") that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from "portfolio investments" in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income, determined by reference to a prescribed rate of interest plus two percent applied to the "designated cost", as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partner or to our company or to the Property Partnership and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Dividends paid by "foreign affiliates" and "controlled foreign affiliates", each as defined in the Tax Act, collectively referred to herein as "CFAs", of the Property Partnership to the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any of the CFAs or any direct or indirect subsidiary that itself is a controlled foreign affiliate of the Property Partnership, or Indirect CFA, thereof earns income that is characterized as foreign accrual property income, or "FAPI", as defined in the Tax Act, in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" as defined in the Tax Act applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership's income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Property Partnership's income in respect of a particular foreign affiliate of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Property Partnership that is a person resident in Canada or a "foreign affiliate" of such a person is, under the income tax laws of any country (other than Canada) under whose laws the income of the Property Partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. If the Foreign Tax Credit Generator Rules apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Property Partnership's income in respect of a particular "foreign affiliate" of the Property Partnership will be limited.

  Disposition of Our Units

        The disposition by a Canadian Limited Partner of a unit of our company will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner's units of our company will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness) plus (ii) the pro rata share of the income of our company allocated to the Canadian Limited Partner for the fiscal years of our company ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner's "at-risk" amount) for the fiscal years of our company ending before the relevant time and the

Canadian Limited Partner's distributions from our company made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

        Where a Canadian Limited Partner disposes of all of its units of our company, such person will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The pro rata share of the income (or loss) for tax purposes of our company for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner's units immediately prior to the time of the disposition. Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.

        A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner's units of our company is negative at the end of any of our fiscal years. In such a case, the adjusted cost base of the Canadian Limited Partner's units of our company will be nil at the beginning of our next fiscal year.

  Capital Gains and Capital Losses

        In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner's income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

        Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of the capital gain realized on a disposition of our units to a tax-exempt person or a non-resident person. Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.

        A Canadian Limited Partner that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income", as defined in the Tax Act, for the year, which is defined to include taxable capital gains. Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

  Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX")), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education saving plan, registered disability saving plan, and a tax-free savings account ("TFSA"). Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" as defined in the Tax Act by an RRSP, RRIF or TFSA.

        Our units will not be a "prohibited investment" for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm's length with our company for purposes of the Tax Act does not have a "significant interest" as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Investors who intend to hold our units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

  Alternative Minimum Tax

        Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Taxation of Non-Canadian Limited Partners

        The following summary applies to a holder who, for purposes of the Tax Act, at all relevant times, is not, and is not deemed to be resident in Canada and who does not use or hold their investment in our company in connection with a business carried on, or deemed to be carried on, in Canada, or a Non-Canadian Limited Partner.

        The following summary assumes that (i) our units are not and will not be "taxable Canadian property", as defined in the Tax Act, of any Non-Canadian Limited Partner at any relevant time, and (ii) our company and the Property Partnership will not dispose of properties that are "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Limited Partner at the time of disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of our units was derived, directly or indirectly, excluding through a corporation, partnership or trust, the shares or interest in which were not themselves "taxable Canadian property"), from one or any combination of: (i) real or immovable property situated in Canada; (ii)"Canadian resource property"; (iii)"timber resource property"; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our company's assets will consist principally of units of the Property Partnership, our units would generally be "taxable Canadian property" at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly, excluding through a corporation, partnership or trust, the shares or interest in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner has advised counsel that it does not expect our units to be "taxable Canadian property" at any relevant time and does not expect our company or the Property Partnership to dispose of "taxable Canadian property". However, no assurance can be given in this regard. See also "Risk Factors — Risks Relating to Brookfield Property Partners — Risks Relating to Taxation of BPY — Canada" in this document.

        Special rules, which are not discussed in this summary, may apply to a Non-Canadian Limited Partner that is an insurer carrying on business in Canada and elsewhere.

  Taxation of Income or Loss

        A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our company (or the Property Partnership) outside Canada or the non-business income earned by our company (or the Property Partnership) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The BPY General Partner has advised counsel that it intends to organize and conduct the affairs of our company and the Property Partnership such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

        Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. The BPY General Partner has advised counsel that, in determining the rate of Canadian federal withholding tax applicable to amounts paid by Holding Entities to the Property Partnership, it expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Bermuda Tax Considerations

        In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As "exempted undertakings", exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to our partnership or any of its operations until March 31, 2015. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of our partnership.

        Exempted partnerships and overseas partnerships fall within the definition of "international businesses" for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon our partnership capital.

FINANCIAL STATEMENTS

        See the list of financial statements beginning on page A-F-1.

 INDEX TO FINANCIAL STATEMENTS

Page

Unaudited condensed and consolidated financial statements of Brookfield Property Partners L.P. as at September 30, 2013 and December 31, 2012 and for the three and nine month periods ended September 30, 2013 and September 30, 2012

A-F-2

Combined and consolidated financial statements of Brookfield Property Partners L.P. as of December 31, 2012 and December 31, 2011 and for each of the years in the three year period ended December 31, 2012

A-F-44
Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2012 and December 31, 2011 and for each of the years in the three year period ended December 31, 2012	A-F-84

A-F-1

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited condensed consolidated financial statements as at September 30, 2013 and December 31, 2012 and for the three and nine month periods ended September 30, 2013 and September 30, 2012

A-F-2

BROOKFIELD PROPERTY PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited) (US$ Millions)	Note	Sep. 30, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	5	$31,059	$31,696
Equity accounted investments	7	8,120	8,038
Participating loan interests	8	784	—
Other non-current assets	9	4,832	5,606
Loans and notes receivable	10	7	246

		44,802	45,586

Current assets
Loans and notes receivable	10	129	212
Accounts receivable and other	11	1,195	989
Cash and cash equivalents		1,566	894

		2,890	2,095

Total assets		$47,692	$47,681

Liabilities and equity
Non-current liabilities
Property debt	12	$16,504	$16,442
Capital securities	13	1,894	664
Other non-current liabilities	14	511	439
Deferred tax liability	15	1,424	973

		20,333	18,518

Current liabilities
Property debt	12	2,778	3,366
Capital securities	13	—	202
Accounts payable and other liabilities	16	1,353	1,592

		4,131	5,160

Total liabilities		24,464	23,678

Equity
Limited partners	17	2,089	—
General partner	17	4	—
Brookfield Asset Management Inc.	17	—	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	18	10,072	—
Interests of others in operating subsidiaries	18	11,063	10,840

Total equity		23,228	24,003

Total liabilities and equity		$47,692	$47,681

See accompanying notes to the condensed consolidated financial statements

A-F-3

BROOKFIELD PROPERTY PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		Three months ended Sep. 30,		Nine months ended Sep. 30,
(Unaudited) (US$ Millions, except per unit amounts)	Note	2013	2012	2013	2012
Commercial property revenue	19	$721	$712	$2,180	$2,098
Hospitality revenue		294	260	954	528
Investment and other revenue	20	33	59	132	128

Total revenue		1,048	1,031	3,266	2,754
Direct commercial property expense	21	280	297	878	863
Direct hospitality expense	22	276	238	855	468
Interest expense		275	261	818	742
Administration and other expense	23	108	56	241	165

Total expenses		939	852	2,792	2,238
Fair value gains, net	24	185	572	775	1,021
Share of net earnings from equity accounted investments	7	149	234	543	982

Income before income taxes		443	985	1,792	2,519
Income tax expense	15	60	152	355	464

Net income		$383	$833	$1,437	$2,055

Net income attributable to:
Limited partners(1)		$39	$—	$83	$—
General partner(1)		—	—	—	—
Brookfield Asset Management Inc.(2)		—	409	232	1,065
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)		196	—	402	—
Interests of others in operating subsidiaries		148	424	720	990

		$383	$833	$1,437	$2,055

Basic and diluted earnings per LP Unit		$0.50		$1.04

(1)
For the period from April 15, 2013 to September 30, 2013. See note 3.
(2)
For the periods prior to April 15, 2013. See note 3.

See accompanying notes to the condensed consolidated financial statements

A-F-4

BROOKFIELD PROPERTY PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Three months ended Sep. 30,		Nine months ended Sep. 30,
(Unaudited) (US$ Millions)	Note	2013	2012	2013	2012
Net income		$383	$833	$1,437	$2,055

Other comprehensive income (loss)	25
Items that may be reclassified to net income:
Foreign currency translation		126	145	(623)	73
Cash flow hedges		5	(16)	122	(73)
Available-for-sale securities		(1)	(24)	5	(9)
Equity accounted investments		55	(7)	17	(16)

		185	98	(479)	(25)

Total comprehensive income (loss)		$568	$931	$958	$2,030

Comprehensive income attributable to:
Limited partners(1)
Net income		$39	$—	$83	$—
Other comprehensive income (loss)		16	—	(39)	—

		55	—	44	—

General partner(1)
Net income		—	—	—	—
Other comprehensive income (loss)		—	—	—	—

		—	—	—	—

Brookfield Asset Management Inc.(2)
Net income		—	409	232	1,065
Other comprehensive income (loss)		—	46	(25)	6

		—	455	207	1,071

Interests of others in operating subsidiaries
Net income		148	424	720	990
Other comprehensive income (loss)		89	52	(230)	(31)

		237	476	490	959

Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)
Net income		196	—	402	—
Other comprehensive income (loss)		80	—	(185)	—

		276	—	217	—

Total comprehensive income (loss)		$568	$931	$958	$2,030

(1)
For the period from April 15, 2013 to September 30, 2013. See note 3.
(2)
For the periods prior to April 15, 2013. See note 3.

See accompanying notes to the condensed consolidated financial statements

A-F-5

BROOKFIELD PROPERTY PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

												Non-controlling Interests
	Brookfield Asset Management Inc.			Limited partners				General partner				Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.
(Unaudited) (US$ Millions)	Equity	Accumulated other comprehensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	Redeemable/ exchangeable units equity	Interest in operating subsidiaries	Total equity
Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,840	$24,003

Net income	232	—	232	—	83	—	83	—	—	—	—	—	402	—	402	720	1,437
Other comprehensive income (loss)	—	(25)	(25)	—	—	(39)	(39)	—	—	—	—	—	—	(185)	(185)	(230)	(479)

Total comprehensive income	232	(25)	207	—	83	(39)	44	—	—	—	—	—	402	(185)	217	490	958
Contributions and equity issuances of subsidiaries	147	—	147	(6)	—	—	(6)	—	—	—	—	(29)	—	—	(29)	721	833
Distributions	(230)	—	(230)	—	(30)	—	(30)	—	—	—	—	—	(147)	—	(147)	(550)	(957)
Unit issuance/Reorganization	(13,105)	(182)	(13,287)	2,043	—	38	2,081	4	—	—	4	9,848	—	183	10,031	(438)	(1,609)

Balance as at Sep. 30, 2013	$—	$—	$—	$2,037	$53	$(1)	$2,089	$4	$—	$—	$4	$9,819	$255	$(2)	$10,072	$11,063	$23,228

Balance as at Dec. 31, 2011	$11,405	$150	$11,555	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	9,516	$21,071

Net income	1,065	—	1,065	—	—	—	—	—	—	—	—	—	—	—	—	990	2,055
Other comprehensive income (loss)	—	6	6	—	—	—	—	—	—	—	—	—	—	—	—	(31)	(25)

Total comprehensive income	1,065	6	1,071	—	—	—	—	—	—	—	—	—	—	—	—	959	2,030
Contributions	240	—	240	—	—	—	—	—	—	—	—	—	—	—	—	636	876
Distributions	(224)	—	(224)	—	—	—	—	—	—	—	—	—	—	—	—	(484)	(708)

Balance as at Sep. 30, 2012	$12,486	$156	$12,642	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,627	$23,269

See accompanying notes to the condensed consolidated financial statements

A-F-6

 BROOKFIELD PROPERTY PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited) (US$ Millions) Nine months ended September 30,	Note	2013	2012
Operating activities
Net income		$1,437	$2,055
Share of net earnings from equity accounted investments		(543)	(982)
Fair value gains, net		(775)	(1,021)
Deferred income tax expense	15	353	355
Accretion of discount on loan receivable		17	15
Depreciation and amortization		127	80
Initial direct leasing costs		(33)	(55)
Working capital and other		(457)	331

		126	778

Financing activities
Property debt, issuance		3,836	2,099
Property debt, repayments		(3,433)	(2,080)
Other secured debt, issuance		2,075	1,042
Other secured debt, repayments		(1,117)	(548)
Capital securities redeemed		(201)	(153)
Non-controlling interests, issued		642	544
Non-controlling interests, purchased		—	—
Distributions to non-controlling interests in operating subsidiaries		(468)	(517)
Contributions from parent company	3	35	238
Distributions to parent company	3	(286)	(151)
Distributions to limited partnership unit holders		(30)	—
Distributions to general partnership unit holders		(2)	—
Distributions to redeemable/exchangeable unit holders		(145)	—

		906	474

Investing activities
Investment properties, proceeds of dispositions		930	520
Investment properties, investments		(917)	(1,199)
Investment in equity accounted investments		(160)	(560)
Proceeds from sale of investments		115	225
Financial assets, proceeds		131
Foreign currency hedges of net investments		(2)	(5)
Loans and notes receivables, collected		198	447
Loans and notes receivables, advanced		(119)	(125)
Restricted cash and deposits		(47)	(41)
Acquisitions of subsidiaries, net of dispositions		25	122
Capital expenditures — development and redevelopment		(239)	(172)
Capital expenditures — operating properties		(277)	(262)

		(362)	(1,050)

Cash and cash equivalents
Change in cash and cash equivalents		670	202
Foreign exchange revaluation		2	(6)
Balance, beginning of period		894	747

Balance, end of period		$1,566	$943

See accompanying notes to the condensed consolidated financial statements

A-F-7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE AND DESCRIPTION OF THE PARTNERSHIP

a)
Brookfield Property Partners L.P.

  Brookfield Property Partners L.P. (the "partnership") was established on January 3, 2013 by Brookfield Asset Management Inc. ("Brookfield" or the "parent company") as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

  The partnership's sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the "operating partnership"), which holds the partnership's interest in the commercial property operations. Prior to August 8, 2013 the partnership's interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the "Class A LP Units") of the operating partnership (see Note 1c).

  The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013 (see note 1c). The partnership is a subsidiary of Brookfield. The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BPY" and "BPY.UN", respectively.

  The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

b)
Spin off of commercial property operations

  On April 15, 2013, Brookfield completed a spin-off of its commercial property operations (the "Business") to the partnership (the "Spin-off"), which was effected by way of a special dividend of units of the partnership to holders of Brookfield's Class A and B limited voting shares as of March 26, 2013 (the "Record Date"). Each holder of shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield retaining units of the partnership, redeemable/exchangeable units of the operating partnership ("Redeemable/Exchangeable Units"), and a 1% general partner interest in the operating partnership through Brookfield Property GP L.P., an indirect wholly-owned subsidiary of Brookfield, pursuant to the agreement dated April 10, 2013, as amended on August 8, 2013 (see note 1c).

  Prior to the Spin-off, Brookfield effected a reorganization ("the reorganization") so that the partnership's commercial property operations, including its office, retail, multi-family and industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by three holding entities (the "holding entities"). The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership's interest in the Business, and the common shares of each of the holding units are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities.

c)
Amendment to the partnership and operating partnership limited partnership agreements subsequent to Spin-off

  On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership's general partner as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement (see Note 3(c)). In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield through Brookfield Property GP L.P., and on August 8, 2013 was renamed to Brookfield Property Special L.P. ("Property Special LP"), was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partnership units. The amendment to the partnership agreement for the operating partnership did not change the economic interests of the partnership and Brookfield in the operating partnership. Accordingly, the reference to Property Special LP throughout these financial statements will refer to both Brookfield Property GP L.P., and Property Special LP.

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of presentation

  These interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies described below. Accordingly, certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, have been omitted or condensed.

A-F-8

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 4, Future Accounting Policies.

b)
Continuity of interests

  As described above, the partnership was established on January 3, 2013 by Brookfield and on April 15, 2013 Brookfield completed the Spin-off of the Business to the partnership. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values prior to the Spin-off.

  To reflect this continuity of interests, these interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield, but using IFRS standards in effect for annual periods beginning on or after January 1, 2013, which are described below. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 29). Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield and as recorded by the partnership. These differences are more fully described in Note 3.

  Prior to April 15, 2013, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed consolidated statements of cash flows as a financing activity and in the condensed consolidated balance sheets as "Equity attributable to Brookfield Asset Management Inc."

c)
Basis of consolidation

  The interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership's subsidiaries and the Redeemable/Exchangeable Units held by Brookfield are shown separately in equity in the condensed consolidated balance sheets. Intercompany transactions have been eliminated.

  As part of the Spin-off and prior to August 8, 2013, the partnership entered into a voting agreement with Brookfield under which the partnership was indirectly assigned Brookfield's voting rights in Property Special LP. The partnership entered into similar arrangements with various affiliates of Brookfield, whereby the partnership effectively gained power over of the entities with respect to which voting agreements were put in place. Accordingly, the partnership consolidated the accounts of the operating partnership and its subsidiaries prior to August 8, 2013.

  On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership's general partner as directed by the partnership was terminated. The partnership did not amend any other voting agreements previously entered into with various affiliates of Brookfield, such that the partnership's power over the entities previously consolidated did not change. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the operating partnership. Accordingly, the partnership will continue to consolidate the operating partnership and its subsidiaries.

d)
Redeemable/Exchangeable Units

  Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership's units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership's right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership's units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for units of the partnership, Redeemable/Exchangeable Units are required

A-F-9

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership's unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the Class A LP Units of the operating partnership prior to August 8, 2013, and a managing general partnership interest on and subsequent to August 8, 2013 (see Note 1c). Accordingly, the Redeemable/Exchangeable Units have been presented within non-controlling interests on the condensed consolidated balance sheet. The Redeemable/Exchangeable Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

e)
Investment properties

  Investment properties include operating properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Operating properties and development properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

  The cost of development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

f)
Equity accounted investments

(i)
Investments in Joint Ventures

    A joint venture is a contractual arrangement pursuant to which the partnership and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

    Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The partnership reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the balance sheet at cost as adjusted for the partnership's proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the partnership's carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the partnership's share of losses of a joint venture equals or exceeds its interest in that joint venture, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

    Where the partnership undertakes its activities under joint venture arrangements through a direct interest in the joint venture's assets, rather than through the establishment of a separate entity, the partnership's share of joint venture assets, liabilities, revenues and expenses are recognized in the financial statements and classified according to their nature.

    Where the partnership transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the partnership's interest in the relevant joint venture. Outstanding balances between the partnership and jointly controlled entities are not eliminated in the balance sheet.

  (ii)
  Investment in associates

    An associate is an entity over which the investor has significant influence but not control and that is not a subsidiary or an interest in a joint venture. The results and assets and liabilities of associates are incorporated in the financial statements using the equity

A-F-10

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    method of accounting. Under the equity method, investments in associates are carried in the balance sheet at cost as adjusted for the partnership's share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the partnership's carrying amount over the net assets of the associates, less any identified impairment loss. When the partnership's share of losses of an associate equals or exceeds its interest in that associate, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations or made payments on behalf of that associate.

    Where the partnership transacts with its associates, profits and losses are eliminated to the extent of the partnership's interest in the relevant associate. Balances outstanding between the partnership and associates are not eliminated in the balance sheet.

g)
Other property, plant and equipment

  The partnership accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets' useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

h)
Loans and notes receivable

  Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

  A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. For each collateralized loan, the partnership's finance subsidiaries perform a quarterly review of all collateral properties underlying the loans receivables. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

i)
Taxation

  The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities.

  Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the holding entities in respect of the partnership or directly by the partnership's taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

  Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

  Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

j)
Provisions

  A provision is a liability of uncertain timing or amount. Provisions are recognized when the partnership has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

A-F-11

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Foreign currencies

  The financial statements are presented in U.S. dollars, which is the functional currency of the partnership and the presentation currency for the financial statements.

  Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in other comprehensive income ("OCI").

  Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the statements of income, except for those related to monetary liabilities qualifying as hedges of the partnership's investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

l)
Revenue recognition

a.
Investment properties

    The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

    Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

  b.
  Hospitality revenue

    Rooms, food and beverage and other revenue are recognized as services are provided. The partnership recognizes rooms revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. The partnership recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons' possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

  c.
  Performance and management fee revenue

    Certain of the partnership's operating subsidiaries are entitled to management fees and performance fees on the management of properties for third parties. The partnership recognizes management fees as earned. The partnership recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

m)
Financial instruments and hedge accounting

  Derivative instruments are recorded in the balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

A-F-12

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The following summarizes the partnership's classification and measurement of financial assets and liabilities:

(US$ Millions)	Classification	Measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	(1)
Loans and notes receivables	Loans and receivables	Amortized cost	(1)
Other non-current assets
Securities designated as fair value through profit or loss ("FVTPL")	FVTPL	Fair value
Derivative assets	FVTPL	Fair value
Securities designated as available-for-sale ("AFS")	AFS	Fair value
Other receivables	Loans and receivables	Amortized cost
Accounts receivable and other
Accounts receivable	Loans and receivables	Amortized cost
Securities designated as AFS	AFS	Fair value
Restricted cash	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Property debt	Other liabilities	Amortized cost	(1)
Capital securities	Other liabilities	Amortized cost
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost
Other non-current financial liabilities	Other liabilities	Amortized cost	(1)
Accounts payable and other liabilities	Other liabilities	Amortized cost	(1)

  (1)
  Except for derivatives embedded in the related financial instruments that are classified as FVTPL.

  The partnership's subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis.

  The partnership applies hedge accounting to derivative financial instruments in cash flow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

  In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income ("AOCI") are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other revenue when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

  In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

  Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes are recognized in fair value gains (losses) or administration expense consistent with the underlying nature and purpose of the derivative instrument.

  The asset or liability relating to unrealized gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other liabilities, respectively.

n)
Goodwill

  Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or group of assets.

  Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses

A-F-13

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

o)
Business combinations

  The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, "Business Combinations" ("IFRS 3"), are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at the non-controlling interests' proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

  To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

  Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in OCI are reclassified to net income. Changes in the partnership's ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

p)
Intangible assets

  Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised primarily of ground and retail leases and management and franchise agreements.

  Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization (unless indefinite lived) and accumulated impairment losses, on the same basis as intangible assets acquired separately.

q)
Cash and cash equivalents

  Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

r)
Earnings per limited partnership unit

  The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings per share, the partnership adjusts net income attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

s)
Critical judgments in applying accounting policies

  The following are the critical judgments that have been made in applying the partnership's accounting policies and that have the most significant effect on the amounts in the financial statements:

  a.
  Investment property

    The partnership's accounting policies relating to investment property are described in Note 2(e). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

  b.
  Income taxes

    The accounting policy relating to income taxes is described in Note 2(i). In applying this policy judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the consolidated financial statements

A-F-14

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary differences will reverse.

  c.
  Leases

    The partnership's policy for revenue recognition on operating properties is described in Note 2(l)(a). In applying this policy, the partnership makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to operating property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the partnership must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

    The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined that all of its leases are operating leases.

  d.
  Financial instruments

    The partnership's accounting policies relating to financial instruments are described in Note 2(m). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39") to designate financial instruments as amortized cost, fair value through profit or loss ("FVTPL") or available-for-sale ("AFS"), the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

    The partnership has determined that, notwithstanding its 22% common equity interest, it does not exercise significant influence over Canary Wharf Group plc, ("CWG") a privately-held commercial property investment and development company in the United Kingdom, as it is not able to elect a member of the board or otherwise influence its financial and operating decisions. Accordingly, the partnership has designated it's investment in GWG as FVTPL. Accordingly, the partnership has designated its investment in CWG as FVTPL.

  e.
  Level of control

    The partnership's accounting policies for assessing when an investee is consolidated are included in Note 2(c). The partnership consolidates an investee when it controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns.

    In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

  f.
  Common control transactions

    IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the

A-F-15

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    carrying value on the transferor's financial statements. Differences between the carrying amount of the consideration given or received, where the partnership is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

  g.
  Other critical estimates and judgments

    Other critical estimates and judgments utilized in the preparation of the partnership's financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the partnership's ability to hold financial assets, and the selection of accounting policies.

  h.
  Business combinations

    The partnership's accounting policies relating to business combinations are described in Note 2(o). In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners. The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where as for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

  i.
  Revaluation method for property, plant, and equipment

    The partnership's accounting policies relating to property, plant and equipment accounted for under the revaluation model are described in Note 2(g). In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

  j.
  Investments in associates

    The partnership considers the guidance in IAS 28, "Investments in Associates" ("IAS 28") and IAS 39, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, the partnership considers whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

    Specifically for the partnership's investment in General Growth Properties, Inc. ("GGP"), the evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, the partnership considers additional factors relative to this variance. This includes an analysis of the original blended cost of the partnership's investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

t)
Critical accounting estimates and assumptions

  The partnership makes estimates and assumptions that affect the carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

  a.
  Investment property

    The critical estimates and assumptions underlying the valuation of operating properties and property developments are set out in Note 5.

A-F-16

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  b.
  Financial instruments

    The partnership determines the fair value of its warrants to acquire common shares of GGP, which are not traded on an active market. As such, market transactions are used when available, and a Black-Scholes option pricing model is used, when no applicable market transactions occur, wherein it is required to make estimates and assumptions regarding the expected future volatility of GGP's shares and the term of the warrants.

    The partnership also has certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

    The partnership holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL or AFS. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

    The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

    Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

NOTE 3: THE SPIN-OFF

As described above, the financial information in these interim condensed consolidated financial statements for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Accordingly, net income and comprehensive income not attributable to interests of others in operating subsidiaries has been allocated to the parent company prior to April 15, 2013 and allocated to the limited partners, the general partner and Redeemable/Exchangeable Units on and after April 15, 2013.

The following describes the impact of those new or amended agreements that resulted in changes to the basis of accounting for investments as recorded by Brookfield and as recorded by the partnership.

a)
Redeemable/Exchangeable Units

  Prior to the Spin-off, Brookfield effected a reorganization so that the partnership's commercial property operations, including its office, retail, multi-family and industrial and opportunistic assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by the holding entities. The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership's interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership, and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities. The Redeemable/Exchangeable Units enable Brookfield, at its request, to redeem the units in whole or in part in exchange for cash, subject to the partnership's first right to acquire such interest (in lieu of such redemption) in exchange for limited partnership units of the partnership.

  The impact of the Redeemable/Exchangeable Units has not been recorded in these interim condensed consolidated financial statements prior to April 15, 2013, as the Redeemable/Exchangeable Units were not in place prior thereto.

b)
Investments in Australia

  On the date of Spin-off, the partnership and Brookfield entered into various agreements which results in the holding entities now holding economic interests in certain Brookfield commercial and other real property in Australia, in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap and an option to acquire direct or indirect legal ownership to the referenced properties. The participating loan interests provide the holding entities with an interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. These participating loan notes are convertible by the holding entities at any time into direct ownership interests in the properties or the entities that have direct ownership of such properties (the "Australian property subsidiaries"). Certain of these participating loan notes provide the holding entities with control over the Australian property subsidiaries and, accordingly, the assets, liabilities and results of the Australian property subsidiaries are consolidated by the holding entities.

A-F-17

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3: THE SPIN-OFF (Continued)

  These interim condensed consolidated financial statements reflect the commercial and other real property interests in Australia owned by Brookfield as direct ownership interests prior to April 15, 2013 and reflect the impact of the participating loan agreements thereafter.

c)
Other arrangements with Brookfield

  The partnership entered into a Master Services Agreement with affiliates of Brookfield (the "managers"), to provide management services to the partnership. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the managers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). Additionally, the operating partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the partnership's total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. The Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the operating partnership's limited partnership agreement.

  The impact of the above-mentioned arrangements with Brookfield has not been recorded in these financial statements prior to April 15, 2013, as such arrangements were not in place prior thereto.

d)
Allocations by Brookfield to the partnership

  Prior to April 15, 2013, the interim condensed consolidated financial statements included expenses of Brookfield allocated to the partnership for certain functions provided by Brookfield, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and insurance. These expenses have been allocated to the results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. The partnership considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by the Business during the periods presented. The allocations may not, however, reflect the expense the partnership would have incurred as an independent, publicly-traded company for the periods presented. Subsequent to the Spin-off, the partnership performs these functions through the Master Services Agreement with among others, Brookfield Property Partners Limited ("BPY General Partner"), (see Note 29 for a description of related party arrangements), and such costs have been recorded in these interim condensed consolidated financial statements using actual amounts.

NOTE 4: FUTURE ACCOUNTING POLICIES

The IASB intends to replace IAS 39 — Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 — Financial Instruments, however no mandatorily effective date has currently been defined. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The partnership currently applies IAS 39 for treatment of Financial Instruments and is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

A-F-18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:     INVESTMENT PROPERTIES

	Sep. 30, 2013			Dec. 31, 2012
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total
Balance at beginning of period	$30,211	$1,485	$31,696	$25,405	$1,746	$27,151
Property acquisitions	1,027	372	1,399	2,584	266	2,850
Property dispositions(1)	(793)	(185)	(978)	(724)	(6)	(730)
Capital expenditures	319	269	588	388	318	706
Reclassification of development to operating	—	—	—	1,068	(1,068)	—
Fair value gains, net	683	81	764	1,225	112	1,337
Change in presentation on spin-off(2)	(1,421)	—	(1,421)	—	—	—
Change in basis of presentation(3)	(185)	(33)	(218)	—	—	—
Foreign currency translation and other changes	(735)	(36)	(771)	265	117	382

Balance at end of period	$29,106	$1,953	$31,059	$30,211	$1,485	$31,696

(1)
Property dispositions represent fair value at time of sale, or the selling price.
(2)
Certain investment properties have been reclassed to equity accounted investments and participating loan notes to reflect the spin-off. See note 3(b).
(3)
Certain operating assets in Australia, and development properties in the U.K., which are held through an entity which was previously consolidated by the partnership, have been reclassed to equity accounted investments as of September 30, 2013.

The partnership determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Where available, the partnership determines the fair value of investment property based on sales of similar property in the same location and in similar condition and leasing profile. Where comparable sales do not exist the partnership considers information from a variety of sources, including: (i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; (ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and (iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Discounted cash flow valuations are completed by undertaking one of two accepted market valuation methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the partnership measures its operating properties and development properties using valuations prepared by management. The partnership does not measure its properties based on valuations prepared by external valuation professionals.

A-F-19

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5:     INVESTMENT PROPERTIES (Continued)

The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following table on a weighted-average basis:

		Sep. 30, 2013			Dec. 31, 2012
	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office
United States	Discounted cash flow	7.4%	6.4%	11	7.3%	6.3%	11
Canada	Discounted cash flow	6.5%	5.7%	11	6.4%	5.6%	11
Australia	Discounted cash flow	8.5%	7.2%	10	8.9%	7.2%	10
Europe	Discounted cash flow	6.7%	5.5%	10	6.7%	5.8%	10
Retail
United States(1)	Direct capitalization	5.5%	n/a	n/a	5.7%	n/a	n/a
Australia	Discounted cash flow	10.3%	9.5%	10	9.9%	9.2%	10
Brazil	Discounted cash flow	9.0%	7.2%	10	8.5%	7.2%	10
Multi-Family, Industrial and Other
North America	Discounted cash flow	9.0%	7.8%	8	8.8%	8.0%	10
Europe	Direct capitalization	8.2%	n/a	n/a	n/a	n/a	n/a
Australia	Discounted cash flow	10.1%	8.6%	10	9.8%	9.2%	10

(1)
The valuation method used is the direct capitalization method. The amounts presented as the discount rate relate to the implied overall capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

During the nine months ended September 30, 2013, the partnership capitalized a total of $270 million (2012 — $262 million) of costs related to development properties. Included in this amount is $220 million (2012 — $203 million) of construction and related costs and $50 million (2012 — $59 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the nine months ended September 30, 2013 is 6.0% (2012 — 6.2%).

NOTE 6:     BUSINESS ACQUISITIONS AND COMBINATIONS

The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

In June 2013, BPY and certain institutional partners, through a fund sponsored by Brookfield, acquired a 95% interest in EZW Gazeley Limited, a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China, for total consideration of $370 million.

As a result of this acquisition, the partnership recorded $2 million of revenue and $1 million in net loss from operations. Total revenue and net loss, including fair value changes that would have been recorded if the acquisition had occurred at the beginning of the year would have been $37 million and $7 million, respectively.

A-F-20

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6:     BUSINESS ACQUISITIONS AND COMBINATIONS (Continued)

The following table summarizes the balance sheet impact of significant acquisitions during 2013 that resulted in consolidation:

(US$ Millions)	Total
Cash and cash equivalents	$40
Accounts receivable and other	16
Investment properties	484
Intangible assets	20
Other non-current assets	25

Total assets	585

Less:
Accounts payable and other liabilities	(45)
Commercial property debt	(119)
Non-controlling interests(1)	(21)
Non-controlling interests net to the partnership(2)	(256)

Equity	$144

Consideration(3)	$370

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.
(2)
Non-controlling interests determined on application of consolidation principles.
(3)
Aggregate of equity and non-controlling interests net to the partnership.

Additionally, during the third quarter of 2013, the a subsidiary of the partnership acquired an additional 50% interest in the Victor Building in Washington, D.C. for $72 million bringing its ownership in the commercial property to 100%. The acquisition represents a business combination accounted for in accordance with IFRS 3(R), "Business Combinations" ("IFRS 3(R)"). At the date the partnership acquired control, $240 million was assigned to commercial properties and $97 million was assigned to commercial property debt of the entity that holds this investment property. Prior to the acquisition date, the Victor Building was accounted for within investments in joint ventures under the equity method of accounting with a fair value of $72 million.

A-F-21

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:     EQUITY ACCOUNTED INVESTMENTS

The following table presents the principal business activity, ownership interest and carrying value of the partnership's investments in equity accounted jointly controlled entities and associates:

		Ownership Interest		Carrying Value
(US$ Millions) Name of Property/Investees	Principal Business	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Jointly Controlled Entities
245 Park Avenue, New York	Office properties	51%	51%	$665	$656
Grace Building, New York	Office properties	50%	50%	642	625
450 West 33rd Street, New York	Office properties	75%	75%	137	114
125 Old Broad Street	Office properties	50%	—	135	—
E&Y Complex, Sydney	Office properties	50%	50%	250	266
Various	Various	13%-75%	13%-75%	525	1,143

				2,354	2,804

Investments in Associates
GGP(1)	Retail properties	23%	23%	5,221	4,837
Rouse Properties Inc. ("Rouse")(1)	Retail properties	43%	43%	435	381
Various	Various	24%-33%	24%-40%	110	16

				5,766	5,234

Total				$8,120	$8,038

(1)
The 23% and 43% (2012 — 23% and 43%) ownership interests relates to the partnership's consolidated ownership in GGP and Rouse, respectively, which includes the interests of fund investors controlled by the partnership and which are required to be consolidated in the partnership's financial statements. The partnership's net economic interests in GGP and Rouse are 22% and 37% (2012- 21% and 36%), respectively.

Other jointly controlled entities hold individual operating properties and property developments that the partnership owns together with co-owners where the strategic financial and operating decisions require approval of the co-owners.

The fair value of the common shares of GGP consolidated by the partnership based on the trading price of GGP common stock as of September 30, 2013 is $4.2 billion (December 31, 2012 — $4.2 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of September 30, 2013 is $441 million (December 31, 2012 — $358 million). There are no published prices for the partnership's other equity accounted investments.

Summarized financial information in respect of the partnership's equity accounted investments is provided below:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-current assets	$46,610	$47,450
Current assets	1,776	1,655

Total assets	48,386	49,105

Non-current liabilities	19,417	22,547
Current liabilities	2,406	1,654

Total liabilities	21,823	24,201

Net assets	26,563	24,904

Partnership's share of net assets	$8,120	$8,038

A-F-22

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7:     EQUITY ACCOUNTED INVESTMENTS (Continued)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Revenue	$1,080	$1,377	$3,363	$3,357
Expenses	788	1,112	2,377	2,695

Income before fair value gains, net	292	265	986	662

Fair value gains, net	106	484	662	2,728

Net income	398	749	1,648	3,390

Partnership's share of net earnings	$149	$234	$543	$982

NOTE 8:     PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are classified as loans and receivables and accounted for at amortized cost. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership's prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(US$ Millions) Name of Property	Participation Interest	Maturity	Sep. 30, 2013	Dec. 31, 2012
Darling Park Complex, Sydney	30%	Sep. 26, 2020	$166	$—
IAG House, Sydney	50%	Sep. 26, 2020	114	—
NAB House, Sydney	25%	Sep. 26, 2020	109	—
Bourke Place Trust, Melbourne	43%	Sep. 26, 2020	182	—
Jessie Street, Sydney	100%	Feb. 01, 2023	138	—
Fujitsu Centre, Sydney	100%	Feb. 01, 2023	41	—
Infrastructure House, Canberra	100%	Feb. 01, 2023	34	—

Total participating loan interests			$784	$—

Included in the balance of participating loan interests is an embedded derivative representing the partnership's right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net. The carrying value of the embedded derivative at September 30, 2013 was $61 million (December 31, 2012 — $48 million). For the three and nine months ended September 30, 2013, the partnership recognized interest income of $14 million, and $27 million, respectively (2012 — nil) on the participating loan interests and fair value gains on the associated embedded derivative of nil and $22 million, respectively (2012 — nil).

Summarized financial information in respect of the properties underlying the partnership's investment in participating loan interests is set out below:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-current assets	$2,785	$—
Current assets	82	—

Total assets	2,867	—

Non-current liabilities	383	—
Current liabilities	708	—

Total liabilities	1,091	—

Net assets	$1,776	$—

A-F-23

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8:     PARTICIPATING LOAN INTERESTS (Continued)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Revenue	$58	$—	$120	$—
Expense	(30)	—	(58)	—

Earnings before fair value gains, net	28	—	62	—
Fair value gains, net	(2)	—	42	—

Net earnings	$26	$—	$104	$—

NOTE 9:     OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Hotel operating assets	$2,290	$2,970
Securities designated FVTPL	1,054	915
Derivative assets	537	538
Securities designated AFS	152	208
Goodwill	126	138
Other non-current assets	673	837

Other non-current assets	$4,832	$5,606

Hotel operating assets are presented on a cost basis net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The table below presents the change to the components of the hotel operating asset value from the beginning of the year:

(US$ Millions)	Sep. 30, 2013
Cost
Balance at the beginning of the year	$3,129
Additions, net of disposals	102
Foreign exchange translation	(86)
Change in basis of presentation(1)	(608)

2,537
Accumulated fair value changes
Balance at the beginning of the year	1

1
Accumulated depreciation
Balance at the beginning of the year	(160)
Depreciation	(102)
Change in basis of presentation(1)	14

(248)

$2,290

(1)
Certain hotel operating assets in Australia, which are held through an entity which was previously consolidated by the partnership through to September 29, 2013, have been reclassed to equity accounted investments as of September 30, 2013.

Included in equity securities designated as FVTPL is a 22% common equity interest in CWG, a privately held commercial property investment and development company in the United Kingdom.

A-F-24

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9:     OTHER NON-CURRENT ASSETS (Continued)

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $537 million (December 31, 2012 — $538 million). The fair value of the warrants as September 30, 2013 was determined using a Black-Scholes option pricing model, assuming a 4.1 year term (December 31, 2012 — 4.9 year term), 44% volatility (December 31, 2012 — 48% volatility), and a risk free interest rate of 1.15% (December 31, 2012 — 0.72%).

Securities designated as AFS include $108 million (December 31, 2012 — $105 million) representing the partnership's common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (December 31, 2012 — $92 million) recognized in other non-current liabilities. Also included in securities designated as AFS are commercial mortgage-backed securities with an estimated fair value of nil (December 31, 2012 — $34 million) and securities with a fair value of $44 million (December 31, 2012 — $69 million).

Goodwill represents a portfolio premium recognized in connection with the historical purchase of the partnership's Brazilian retail assets.

Included in other non-current assets is a $128 million (December 31, 2012 — $148 million) receivable upon the earlier of the exercise by the partnership, or Brookfield Office Properties Inc. ("BPO"), a 51% owned subsidiary of the partnership, of their options to acquire direct ownership of certain properties in the Australian portfolio from a subsidiary of Brookfield on the maturity of the related loans.

NOTE 10:   LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the partnership's real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions)	Interest Rate	Maturity Date	Sep. 30, 2013	Dec. 31, 2012
Variable rate	US LIBOR plus 1.40% to 11.00%	On demand to 2013 and completion	$136	$458

			$136	$458

Current		On demand to 2013	$129	$212
Non-current(1)		On completion	7	246

Loans and notes receivable			$136	$458

(1)
See Note 29 for related party disclosures.

Included in loans and notes receivable is $83 million (December 31, 2012 — $82 million) of loans receivable in Euros of €62 million (December 31, 2012 — €62 million). Loans receivable of nil (December 31, 2012 — $102 million) have been pledged as collateral for borrowings under credit facilities.

A summary of loans and notes receivable by collateral asset class is as follows:

	Sep. 30, 2013		Dec. 31, 2012
(US$ Millions)	Unpaid Principal Balance	Percentage of Portfolio(1)	Unpaid Principal Balance	Percentage of Portfolio(1)
Asset Class
Hotel	$83	70%	$148	40%
Office	30	25%	148	40%
Retail	—	—	71	20%
Industrial	5	5%	—	—

Total collateralized	$118	100%	$367	100%

(1)
Represents percentage of collateralized loans.

A-F-25

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11:   ACCOUNTS RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts receivable(1)	$476	$272
Restricted cash	354	325
Other current assets	365	392

Accounts receivable and other	$1,195	$989

(1)
See Note 29 for related party disclosures.

Restricted cash relates to cash and deposits that are considered restricted when they are subject to contingent rights of third parties.

NOTE 12: PROPERTY DEBT

Property debt includes the following:

	Sep. 30, 2013		Dec. 31, 2012
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties' revolving facility	3.0%	$278	—	$—
Brookfield Canada Office Properties' revolving facility	—	—	3.2%	68
Brookfield Office Properties' senior unsecured notes	4.2%	337	4.2%	350
Brookfield Property Partners' credit facility	2.9%	321
Brookfield Property Partners' promissory note	2.2%	47
Funds subscription credit facility	1.8%	541	1.8%	523
Secured property debt
Fixed rate	5.2%	9,196	5.6%	8,656
Variable rate	4.0%	8,562	4.5%	10,211

Property debt		$19,282		$19,808

Current		$2,778		$3,366
Non-current		16,504		16,442

Property debt		$19,282		$19,808

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Sep. 30, 2013			Dec. 31, 2012
(Millions)	U.S Dollars	Local Currency		U.S Dollars	Local Currency
U.S. dollars	$12,967		$12,967	$12,496		$12,496
Canadian dollars	2,744	C$	2,827	2,506	C$	2,487
Australian dollars	1,875	A$	2,012	3,264	A$	3,140
Brazilian reais	792	R$	1,766	867	R$	1,772
British pounds	904		£559	675		£416

Property debt	$19,282			$19,808

A-F-26

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13: CAPITAL SECURITIES

The partnership has the following capital securities outstanding:

(US$ Millions, except share information)	Entity	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	Brookfield BPY Holdings Inc.	30,000,000	5.75%	$750	$—
Class C Junior Preferred Shares	Brookfield BPY Holdings Inc.	20,000,000	6.75%	500	—
Class AAA Series E(1)	BPO	8,000,000	70% of bank prime	—	—
Class AAA Series F	BPO	—	6.00%	—	202
Class AAA Series G	BPO	4,400,000	5.25%	110	110
Class AAA Series H	BPO	8,000,000	5.75%	194	202
Class AAA Series J	BPO	8,000,000	5.00%	194	202
Class AAA Series K	BPO	6,000,000	5.20%	146	150

Capital securities				$1,894	$866

Current				$—	$202
Non-current				1,894	664

Capital securities				$1,894	$866

(1)
The Class AAA Series E capital securities are owned by the partnership. The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.

On January 31, 2013, BPO redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233 per share, representing a total redemption price of C$25.1233 per share.

Capital securities includes $534 million (December 31, 2012 — $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 — C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the boards of directors of Brookfield BPY Holdings Inc. and BPO, as applicable, on the last business day of March, June, September and December. On July 25, 2013 the Board of Directors of BPO declared quarterly dividends payable for the Class AAA Series E, G, H, J and K preferred shares.

The $750 million of Class B Junior and $500 million of Class C Junior redeemable preferred shares of one of the holding entities are held by Brookfield which was issued as partial consideration for the Business acquired by the partnership. The Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares will be entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

NOTE 14: OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Other secured debt	$—	$9
Other non-current financial liabilities	511	430

Other non-current liabilities	$511	$439

A-F-27

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15: INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, any direct or indirect corporate subsidiaries of such holding entities, and for the impact of deferred tax assets and liabilities related to such entities.

The sources of deferred income tax balances are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Non-capital losses (Canada)	$114	$127
Capital losses (Canada)	105	115
Net operating losses (U.S.)	83	38
Difference in basis	(1,726)	(1,253)

Net deferred tax liability	$(1,424)	$(973)

The holding entities and their Canadian subsidiaries have deferred tax assets of $114 million (December 31, 2012 — $127 million) related to non-capital losses that expire over the next 20 years, and $105 million (December 31, 2012 — $115 million) related to capital losses that have no expiry. The holding entities and their U.S. subsidiaries have deferred tax assets of $83 million (December 31, 2012 — $38 million) related to net operating losses that expire over the next 20 years.

The deferred tax balance movements are as follows:

		Recognized in
	Dec. 31, 2012				Sep. 30, 2013
(US$ Millions)		Income	Other	OCI
Deferred tax assets related to non-capital losses and capital losses	$280	$33	$2	$(13)	$302
Deferred tax liabilities related to difference in tax and book basis, net	(1,253)	(386)	(88)	1	(1,726)

Net deferred tax liability	$(973)	$(353)	$(86)	$(12)	$(1,424)

The major components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Current income tax	$25	$32	$2	$109
Deferred income tax	35	120	353	355

Income tax expense	$60	$152	$355	$464

Nine months ended Sep. 30,	2013	2012
Statutory income tax rate	28%	26%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(13)
International operations subject to different tax rates	(7)	6
Minority interests	(3)	—
Valuation allowance	1	—
Reversal of reserves	(3)	—
Related to change in basis of accounting of investments in associates	7	—
Other	—	—

Effective income tax rate	20%	19%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

A-F-28

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$1,183	$1,425
Other secured debt	—	30
Other liabilities	170	137

Accounts payable and other liabilities	$1,353	$1,592

NOTE 17: EQUITY

The partnership's capital structure is comprised of four classes of partnership units: limited and general partnership units, Redeemable/Exchangeable Units of the operating partnership, and special limited partner units of the operating partnership. Prior to the Spin-off equity otherwise not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

a)
Limited and General Partnership equity

  Limited partnership units entitle the holder to their proportionate share of distributions.

  General partnership units entitle the holder the right to govern the financial and operating policies of the partnership. The general partnership units are entitled to a 1% general partnership interest, equity enhancement distributions and incentive distributions from the operating partnership. Equity enhancement distributions are equal to 0.3125% of the amount by which the partnership's total capitalization value exceeds the initial market capitalization of the partnership immediately following the Spin-off, subject to certain adjustments. Incentive distributions are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the partnership's limited partnership agreement.

  Each limited partnership unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that Redeemable/Exchangeable Unit holders will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Units equal to 49% of the total voting power of all outstanding units.

  There are no units reserved for issue under options or other contacts.

  General partnership units and limited partnership units outstanding are as follows:

	General partnership units		Limited partnership units		Total
(Thousands of units)	2013	2012	2013	2012	2013	2012
Outstanding at January 1	—	—	—	—	—	—
Issued on Spin-off	139	—	80,091	—	80,230	—

Outstanding at Sep. 30	139	—	80,091	—	80,230	—

b)
Redeemable/Exchangeable Units

  The Redeemable/Exchangeable Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects with the partnership's class A limited partner units, as renamed managing general partner units effective August 8, 2013 (see Note 1c), in the operating partnership, except for the redemption right described below. Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership's units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership's right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership's units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for units of the partnership, the Redeemable/Exchangeable Units are required to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership's unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

A-F-29

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17: EQUITY (Continued)

  Redeemable/Exchangeable Units outstanding are as follows:

	Redeemable/ Exchangeable Units
(thousands of units)	2013	2012
Outstanding at January 1	—	—
Issued on Spin-off	381,329	—

Outstanding at Sep. 30	381,329	—

c)
Special limited partner units of operating partnership

  Property Special LP served as the general partner of the operating partnership and had sole authority for the management and control of the operating partnership until the reorganization which was effected on August 8, 2013 (see Note 1c). The general partner of Property Special LP is Brookfield Property General Partner Limited ("General Partner"), a corporation owned indirectly by Brookfield and previously controlled by the partnership through to August 8, 2013, through the General Partner, pursuant to the voting agreement. Property Special LP will be entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the special limited partner unit interests in the operating partnership.

  On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership (see Note 1c). This change simplified the governance structure of the partnership and more clearly delineated the partnership's governance, rights and power over the relevant activities in respect of the operating partnership. As a result, the Voting Agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership's general partner, Property Special LP, as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement.

  Property Special LP originally held 1% general partner units and as part of the reorganization effected on August 8, 2013 these units were transferred to be 1% special limited partner units (see Note 1c). Property Special LP is entitled to the same distributions and the nature and voting rights of the special limited partner units are the same as the previous class A limited partner units. The managing general partner units held by the partnership continue to entitle the holder thereof to one vote for the purposes of any approval at a meeting of limited partners.

  There were 4,759,997 special limited partner units outstanding at September 30, 2013.

d)
Distributions

  For the period from April 15, 2013, the date of the Spin-off, to September 30, 2013 distributions to general partners, limited partners and holders of the redeemable/exchangeable and special limited partner units of the operating partnership were nil, $30 million and $147 million, respectively, or $0.3777 unit.

e)
Earnings per unit

  Earnings per unit reflect net income attributable to the limited partners of the partnership for the three and nine months ended September 30, 2013 of $39 million and $83 million, respectively, divided by total weighted average outstanding limited partnership units for the period of 80.1 million units. There are no dilutive instruments outstanding.

NOTE 18: NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012
Preferred shares held by Brookfield	$25	$—
Redeemable/Exchangeable and general partnership units held by Brookfield	10,072	—
Preferred equity of subsidiaries	1,374	—
Non-controlling interests in subsidiaries	9,664	10,840

Non-controlling interests	$21,135	$10,840

A-F-30

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18: NON-CONTROLLING INTERESTS (Continued)

In connection with the reorganization, Brookfield provided a total of $25 million of working capital to the holding entities by subscribing for $5 million of preferred shares in one of the holding entities and in each of the four wholly-owned subsidiaries of other holding entities. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to $1.25 million per year as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

NOTE 19: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Base rent	$649	$645	$1,950	$1,897
Straight-line rent	17	26	73	59
Lease termination	1	1	1	17
Other	54	40	156	125

Commercial property revenue	$721	$712	$2,180	$2,098

NOTE 20: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Fee revenue	$12	$14	$39	$38
Dividend income	1	33	3	45
Interest income	6	12	37	45
Participating loan notes	14	—	27	—
Other	—	—	26	—

Investment and other revenue	$33	$59	$132	$128

NOTE 21:   DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$18	$23	$70	$65
Property maintenance	146	155	427	418
Real estate taxes	94	93	283	277
Ground rents	8	8	25	25
Other	14	18	73	78

Direct commercial property expense	$280	$297	$878	$863

A-F-31

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22:   DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$95	$83	$286	$167
Marketing and advertising	9	12	35	26
Cost of food, beverage, and retail goods sold	22	16	64	33
Maintenance and utilities	26	25	76	44
Depreciation and amortization of real estate assets	32	16	97	33
Other	92	86	297	165

Direct hospitality expense	$276	$238	$855	$468

NOTE 23:   ADMINISTRATION AND OTHER EXPENSE

The components of administration expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Employee compensation and benefits	$42	$35	$102	$92
Depreciation and amortization of non-real estate assets	8	18	30	50
Fund asset management fees	33	2	52	6
Management fee	12	—	23	—
Foreign exchange	(1)	1	(14)	3
Other	14	—	48	14

Administration and other expense	$108	$56	$241	$165

NOTE 24:   FAIR VALUE GAINS, NET

The components of fair value gains, net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Investment properties	$156	$552	$764	$1,020
Financial instruments	57	78	103	83
Other fair value (losses) gains	(28)	(58)	(92)	(82)

Fair values gains, net	$185	$572	$775	$1,021

A-F-32

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25:   OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US Millions)	2013	2012	2013	2012
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) in respect of foreign operations	$187	$173	$(631)	$107
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and nine months ended September 30, 2013 of $2 million and $2 million, respectively (2012 — $1 million and nil)	(62)	(28)	7	(34)

	126	145	(623)	73
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2013 of $1 million and $30 million, respectively (2012 — $3 million and $27 million)	3	(16)	114	(78)
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended September 30, 2013 of $1 million and $3 million, respectively (2012 — $1 million and $2 million)	2	—	8	5

	5	(16)	122	(73)
Available-for-sale securities
Change in unrealized gains on available-for-sale securities, net of income taxes for the three and nine months ended September 30, 2013 of nil and nil, respectively (2012 — nil and nil)	(1)	(24)	5	(9)

	(1)	(24)	5	(9)
Equity accounted investments
Share of unrealized foreign currency translation (losses) in respect of foreign operations, net of income taxes for the three and nine months ended September 30, 2013 of $(11) million and $(4) million, respectively (2012 — nil and nil)	55	(7)	17	(16)

Other comprehensive (loss)	$185	$98	$(479)	$(25)

NOTE 26:   GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership's operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $59 million (A$63 million), is being pursued against one of the partnership's subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $25 million (A$27 million), which has been fully provided for in the partnership's financial statements. The partnership anticipates this specific litigation will be settled in 2014.

The partnership, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place at September 30, 2013.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

A-F-33

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26:   GUARANTEES, CONTINGENCIES AND OTHER (Continued)

In the second quarter of 2013, Brookfield announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

NOTE 27:   CAPITAL MANAGEMENT AND LIQUIDITY

The capital of the partnership consists of property debt, capital securities, other secured debt and equity.

The partnership's objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and to reduce its weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at September 30, 2013, the recorded values of capital in the financial statements totaled $44 billion (December 2012 — $45 billion). Its principal liquidity needs for the next year are to:

  •
  fund recurring expenses;

  •
  meet debt service requirements;

  •
  make dividend payments;

  •
  fund those capital expenditures deemed mandatory, including tenant improvements;

  •
  fund current development costs not covered under construction loans; and

  •
  fund investing activities which could include discretionary capital expenditures and property acquisitions.

Most of the partnership's borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership's ability to finance the balance of its operations.

The partnership's operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at September 30, 2013. The partnership's operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership's strategy is to satisfy its liquidity needs in respect of the partnership using the partnership's cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership's principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries; and credit facilities and refinancing opportunities.

NOTE 28:   FINANCIAL INSTRUMENTS

(a)
Derivatives and hedging activities

  The partnership's subsidiaries use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership uses the following derivative instruments to manage these risks:

    •
    Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar, British pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

    •
    Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

    •
    Interest rate caps to hedge interest rate risk on certain variable rate debt; and

    •
    Total return swaps on BPO's shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

  The partnership also designates Canadian dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

A-F-34

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:   FINANCIAL INSTRUMENTS (Continued)

  Interest rate hedging

  As at September 30, 2013, the partnership had derivatives representing a notional amount of $1,401 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, the partnership had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

  As at September 30, 2013, the partnership had derivatives with a notional amount of $3,476 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2013 and 2018. As at December 31, 2012, the partnership had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds, Euros and Australian Dollars.

  The fair value of the partnership's outstanding interest rate derivative positions as at September 30, 2013 is a loss of $119 million (December 31, 2012 — loss of $273 million). For the three and nine months ended September 30, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership's interest rate hedging activities was not significant.

  Foreign currency hedging

  The partnership has derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at September 30, 2013, the partnership hedged a notional amount of £600 million at rates between £0.63/US$ and £0.66/US$ using foreign currency forward contracts maturing between October 2013 and February 2014. As at December 31, 2012, the partnership designated a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at September 30, 2013, the partnership hedged a notional amount of €275 million (December 31, 2012 — nil) at rates between €0.75/US$ and €0.77/US$ using foreign currency forward contracts maturing in November 2013. The partnership also hedged, as at September 30, 2013, a notional amount of AU$ 85 million (December 31, 2012 — nil) at rates between AU$1.00/US$ and AU$1.07/US$ using foreign currency forward contracts maturing between December 2013 and March 2014.

  The fair value of the partnership's outstanding foreign currency forwards as at September 30, 2013 is a loss of $53 million (December 31, 2012 — nil).

  In addition, as of September 30, 2013, the partnership had designated C$900 million (December 31, 2012 — C$1,100 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

  Other derivatives

  The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

  At September 30, 2013, the partnership had a total return swap under which the partnership received the return on a notional amount of 1.4 million BPO common shares in connection with BPO's deferred share unit plan. The fair value of the total return swap at September 30, 2013 was $3 million (December 31, 2012 — gain of $1 million) and a $2 million loss in connection with the total return swap was recognized in general and administration expense in the three months ended September 30, 2013 (2012 — gain of $1 million).

  At September 30, 2013, the partnership had interest rate cap contracts outstanding with a notional amount of $3,733 million, at rates between 1.15% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, the partnership had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at September 30, 2013 was nil (December 31, 2012 — nil). In addition as of September 30, 2013 the partnership had interest rate swaps with a notional amount of $42 million (December 31, 2012 — not applicable), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at September 30, 2013 was nil (December 31, 2012- not applicable).

A-F-35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:   FINANCIAL INSTRUMENTS (Continued)

(b)
Measurement and classification of financial instruments

  Classification and measurement

  The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the financial statements:

			Sep. 30, 2013		Dec. 31, 2012
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)	$784	$784	$—	$—
Loans and notes receivable	Loans and receivables	Amortized cost	136	136	458	458
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,054	1,054	915	915
Derivative assets	FVTPL	Fair Value	537	537	538	538
Securities designated as AFS	AFS	Fair Value	152	152	208	208
Other receivables	Loans and receivables	Amortized cost	128	128	148	148
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,195	1,195	989	989
Cash and cash equivalents	Loans and receivables	Amortized cost	1,566	1,566	894	894

			$5,552	$5,552	$4,150	$4,150

Financial liabilities
Property debt	Other liabilities	Amortized cost(2)	$19,282	$19,706	$19,808	$20,353
Capital securities	Other liabilities	Amortized cost	1,894	1,903	866	890
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost	—	—	9	9
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	511	511	430	430
Accounts payable and other liabilities	Other liabilities	Amortized cost(4)	1,353	1,353	1,592	1,592

			$23,040	$23,473	$22,705	$23,274

(1)
Includes embedded derivatives classified as FVTPL and measured at fair value of $61 million (2012 — $48 million).
(2)
Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 — $54 million).
(3)
Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 — $98 million).
(4)
Includes embedded derivatives classified as FVTPL and measured at fair value of $114 million (2012 — $248 million).

  Fair value hierarchy

  The partnership values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

A-F-36

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 28:   FINANCIAL INSTRUMENTS (Continued)

  The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2013				Dec. 31, 2012
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests — embedded derivative	$—	$—	$61	$61	$—	$—	$48	$48
Other non-current assets
Securities designated as FVTPL	—	—	1,054	1,054	—	—	915	915
Securities designated as AFS	—	—	152	152	—	—	208	208
Derivative assets	—	—	537	537	—	—	538	538

	$—	$—	$1,804	$1,804	$—	$—	$1,709	$1,709

Financial liabilities
Property debt	$—	$—	$—	$—	$—	$—	$54	$54
Other non-current liabilities	—	—	—	—	—	98	—	98
Accounts payable and other liabilities	—	114	—	114	—	248	—	248

	$—	$114	$—	$114	$—	$346	$54	$400

  A reconciliation of fair value measurements in Level 3 is presented below:

	Sep. 30, 2013
(US$ Millions)	Financial Assets	Financial Liabilities
Opening balance	$1,709	$54
Acquisitions	25	—
Dispositions	(58)	(54)
Fair value gains (losses), net and Other Comprehensive Income	91	—
Reclassification from consolidated assets	37

Closing balance	$1,804	$—

NOTE 29: RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the interim condensed consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield. Other related parties of the partnership represent its subsidiaries and operating entities.

a)
Transactions with other related parties

  Since Spin-off, the partnership had a management agreement with its managers, wholly-owned subsidiaries of Brookfield.

  Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the base management fee, to the managers equal to $12.5 million per quarter ($50 million annually). The base management fee for the period of April 15, 2013 through September 30, 2013 was $23 million.

  Additionally, the partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the operating partnership's total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership's units on the New York Stock Exchange (or other exchange or market where the partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield's interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash,

A-F-37

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 29: RELATED PARTIES (Continued)

  with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution from Spin-off (April 15, 2013), to September 30, 2013 was nil.

  During the period of April 15, 2013 through September 30, 2013, $23 million was reimbursed at cost to the manager of the partnership. These amounts represent third party costs that were paid for by Brookfield on behalf of the partnership relating to Spin-off expenses, general and administrative expenses, and acquisition related expenses of the partnership. These expenses were charged to the partnership from Brookfield at cost.

  The following table summarizes transactions with related parties:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue(1)	$2	$2	$6	$7
Interest and other income	9	10	28	33
Interest expense on commercial property debt	4	—	10	—
Administration expense(2)	41	13	96	36
Management fees paid	46	5	86	18

(US$ Millions) Balances outstanding as at	Sep. 30, 2013	Dec. 31, 2012
Participating loan interests	$784	$—
Loans and notes receivable(3)	358	423
Receivables and other assets	7	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	—	49
Property debt payable	404	30
Other liabilities	73	52

(1)
Amounts received from Brookfield and its subsidiaries for the rental of office premises.
(2)
Amounts paid to Brookfield and its subsidiaries for administrative services.
(3)
Includes $128 million receivable from Brookfield upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

NOTE 30: SEGMENTED INFORMATION

        The partnership has three operating segments which are independently reviewed and managed by the chief operating decision maker ("CODM"), who is identified as the chief executive officer of the manager of the partnership. The operating segments are office, retail, and multi-family, industrial and other, and corporate, located in the United States, Canada, Australia, Brazil and Europe.

        The CODM measures and evaluates segment performance based on equity, net operating income ("NOI"), and funds from operations ("FFO"). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The partnership defines these measures as follows:

  •
  NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

  •
  FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

A-F-38

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30: SEGMENTED INFORMATION (Continued)

        The following summary presents segmented financial information for the partnership's principal geographic areas of business:

	Total assets		Total liabilities		Equity before non-controlling interests of others in operating subsidiaries
(US$ Millions)	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012
Office
United States(1)	$16,831	$16,247	$8,081	$8,193	$7,907	$7,349
Canada(2)	5,086	5,262	2,705	2,526	1,882	2,224
Australia(3)	5,020	5,811	2,216	2,750	2,670	2,938
Europe	2,409	2,063	761	744	1,647	1,317
Developments	1,870	1,531	587	560	674	554
Unallocated(4)	—	—	1,259	1,284	(7,423)	(7,362)

	31,216	30,914	15,609	16,057	7,357	7,020
Retail
United States	6,193	5,757	—	305	5,749	5,029
Australia	143	231	61	102	80	107
Brazil	2,089	2,287	798	871	337	369

	8,425	8,275	859	1,278	6,166	5,505
Multi-Family, Industrial and Other(5)	8,046	8,492	5,817	6,343	841	638
Corporate	5	—	2,179	—	(2,199)	—
	$47,692	$47,681	$24,464	$23,678	$12,165	$13,163

1.
Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $843 million (2012 — $705 million).

2.
Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $499 million (2012 — $512 million).

3.
Equity before non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $134 million (2012 — $123 million).

4.
Unallocated liabilities include corporate debt and capital securities. Equity before non-controlling interests of others in operating subsidiaries includes non-controlling interests.

5.
Operations in North America, Europe, Australia, and Brazil.

A-F-39

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30: SEGMENTED INFORMATION (Continued)

	Total revenue		NOI		FFO
(US$ Millions) Three months ended Sep. 30,	2013	2012	2013	2012	2013	2012
Office
United States(1)	$366	$358	$207	$207	$99	$100
Canada(2)	139	150	69	73	37	49
Australia	98	129	61	79	44	36
Europe(3)	18	38	12	7	8	34
Unallocated(4)	—	—	—	—	(108)	(109)

	621	675	349	366	80	110
Retail
United States	—	—	—	—	66	61
Australia	3	9	2	2	1	2
Brazil	38	32	22	21	1	—

	41	41	24	23	68	63
Multi-Family, Industrial and Other(6)	386	315	118	64	17	2
Corporate	—	—	—	—	(41)	—
	$1,048	$1,031	$491	$453	$124	$175

1.
FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

2.
2013 FFO include equity accounted income of $14 million (2012 — $19 million) and is net of non-controlling interests of $59 million (2012 — $57 million).

3.
2013 FFO is net of non-controlling interests of $19 million (2012 — $25 million).

4.
2013 FFO include a dividend of nil from CWG (2012 — $31 million).

5.
FFO primarily include unallocated interest expense, and non-controlling interest.

6.
Operations primarily in North America with interests in Europe, Australia, and Brazil.

	Total revenue		NOI		FFO(1)
(US$ Millions) Nine months ended Sep. 30,	2013	2012	2013	2012	2013	2012
Office
United States(2)	$1,106	$1,059	$615	$620	$334	$307
Canada(3)	419	438	212	212	105	135
Australia	326	372	209	225	149	121
Europe(4)	46	62	30	23	13	43
Unallocated(5)	—	—	—	—	(341)	(325)

	1,897	1,931	1,066	1,080	260	281
Retail
United States	—	—	—	—	196	170
Australia	13	15	10	9	5	4
Brazil	105	104	68	66	4	(2)

	118	119	78	75	205	172
Multi-Family, Industrial and Other(6)	1,251	704	354	173	50	13
Corporate	—	—	—	—	(75)	—

	$3,266	$2,754	$1,498	$1,328	$440	$466

1.
FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

A-F-40

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30: SEGMENTED INFORMATION (Continued)

2.
2013 FFO include equity accounted income of $48 million (2012 — $60 million) and is net of non-controlling interests of $197 million (2012 — $179 million).

3.
2013 FFO is net of non-controlling interests of $53 million (2012 — $68 million).

4.
2013 FFO include a dividend of nil from CWG (2012 — $40 million).

5.
FFO primarily include unallocated interest expense, and non-controlling interest.

6.
Operations primarily in North America with interests in Europe and Australia.

The following table provides a reconciliation of revenue, NOI and FFO to net income before non-controlling interests in subsidiaries for the three and nine months ended September 30, 2013 and 2012:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Commercial property revenue	$721	$712	$2,180	$2,098
Hospitality revenue	294	260	954	528
Direct commercial property expense	(280)	(297)	(878)	(863)
Direct hospitality expense	(276)	(238)	(855)	(468)
Depreciation and amortization of real estate assets(1)	32	16	97	33

NOI	491	453	1,498	1,328
Investment and other revenue	33	59	132	128
Share of equity accounted income excluding fair value gains	103	108	302	299
Interest expense	(275)	(261)	(818)	(742)
Administration and other expense	(108)	(56)	(241)	(165)
Non-controlling interests of others in operating subsidiaries in funds from operations	(120)	(128)	(433)	(382)

FFO(2)	124	175	440	466
Depreciation and amortization of real estate assets(1)	(32)	(16)	(97)	(33)
Fair value gains, net	185	572	775	1,021
Share of equity accounted fair value gains	60	126	255	683
Income tax expense	(60)	(152)	(355)	(464)
Share of equity accounted income tax expense	(14)	—	(14)	—
Non-controlling interests of others in operating subsidiaries in income tax expense	(28)	(296)	(287)	(608)

Net income before non-controlling interests of others in operating subsidiaries	235	409	717	1,065
Non-controlling interests of others in operating subsidiaries	148	424	720	990

Net income	$383	$833	$1,437	$2,055

(1)
Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.
(2)
FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

A-F-41

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 30: SEGMENTED INFORMATION (Continued)

The following summary presents financial information by the partnership's principal geographic regions in which it operates:

					Total non-current assets as at
	Total revenue three months ended Sep. 30,		Total revenue nine months ended Sep. 30,
					Sep. 30, 2013	Dec. 31, 2012
(US$ Millions)	2013	2012	2013	2012
United States	$689	$673	$2,176	$1,761	$28,664	$28,445
Canada	142	150	427	440	5,506	5,509
Australia	154	138	503	387	5,079	7,050
Brazil	38	32	105	104	2,230	2,360
Europe	25	38	55	62	3,323	2,222

	$1,048	$1,031	$3,266	$2,754	$44,802	$45,586

NOTE 31: SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents the cash interest and taxes paid for the three and nine month periods ended September 30, 2013 and 2012:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2013	2012	2013	2012
Cash taxes paid	$23	$26	$80	$74
Cash interest paid	277	201	702	619

NOTE 32: SUBSEQUENT EVENTS

Subsequent to quarter end, the partnership reached an agreement to acquire Industrial Developments International Inc. ("IDI") from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction that will create one of North America's largest industrial property companies. The partnership will own an approximate 25% interest in IDI with the balance owned by Brookfield's institutional partners. The transaction is expected to close in the fourth quarter of 2013. The partnership is in the process of finalizing its purchase price allocation.

On November 1, 2013 the partnership. announced that it has agreed to acquire additional shares and warrants to acquire common shares of General Growth Properties for total consideration of approximately $1.4 billion. As a result of the acquisition, the partnership will increase its fully-diluted ownership interest in GGP to approximately 32%, assuming the exercise of all of the outstanding warrants or approximately 28% on a basic basis. The acquisition will be funded through the issuance of $435 million of units of the partnership to institutional investors and $995 million of Redeemable/Exchangeable Units of the operating partnership to Brookfield.

On October 15, 2013, the partnership, through DTLA Holdings LLC ("DTLA Holdings"), completed the acquisition of MPG Office Trust, Inc. ("MPG"), an owner and operator of office properties in Los Angeles, for $433 million. DTLA Holdings is a fund established to invest in downtown Los Angeles office properties that is controlled by the company through its approximately 47% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 53% is held by institutional partners. The partnership and its institutional partners contributed cash and the Los Angeles assets previously held by the partnership's U.S. Office Fund to DTLA Holdings. DTLA Holdings now indirectly owns both the partnership's existing downtown Los Angeles office assets and all of the assets of MPG through a subsidiary, Brookfield DTLA Fund Office Trust Investor Inc.

Through DTLA Holdings, the partnership indirectly acquired all of the voting common shares of MPG for cash of $3.15 per share. Pursuant to the terms of the transaction, the partnership made a tender offer to purchase MPG's outstanding Series A Preferred Stock for cash of $25.00 per share and, for each share of MPG Series A Preferred Stock that was not tendered, the partnership exchanged the preferred stock for one share of Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with rights, terms and conditions substantially identical to the MPG preferred stock. The total consideration of $433 million paid for MPG common and preferred shares was paid with cash of $190 million and 9,730,370 Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with a fair value of $243 million which will be recognized as non-controlling interest in the partnership's financial statements. The fair value was determined based on discounting the expected cash flows associated with the preferred shares.

A-F-42

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 32: SUBSEQUENT EVENTS (Continued)

The acquisition represents a business combination accounted for in accordance with IFRS 3(R). The partnership will consolidate its interest in MPG effective October 15, 2013 and recognize the assets and liabilities of MPG at fair value as at that date. The following is a preliminary summary of the amounts assigned to each major class of asset and liability of MPG at the date the company obtained control:

(Millions)	As at October 15, 2013
Commercial properties and developments	$1,781
Accounts receivables and other assets	30
Restricted cash and deposits	234
Cash and cash equivalents	40
Commercial property debt	1,617
Accounts payable and accrued liabilities	35

Total	$433

NOTE 33: APPROVAL OF FINANCIAL STATEMENTS

These condensed consolidated financial statements were approved by the Board of Directors of the partnership and authorized for issue on November 6, 2013.

A-F-43

BROOKFIELD PROPERTY PARTNERS L.P.

Combined and consolidated financial statements as at December 31, 2012 and December 31, 2011 and for each of the years in the three year period ended December 31, 2012

A-F-44

 Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Brookfield Property Partners L.P.

        We have audited the accompanying combined and consolidated financial statements of Brookfield Property Partners L.P. (the "Partnership"), which comprise the combined and consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the combined and consolidated statements of income, combined and consolidated statements of comprehensive income, combined and consolidated statements of changes in equity and combined and consolidated statements of cash flows for each of the years in the three year period ended December 31, 2012, and the notes to the combined and consolidated financial statements. Our audit also included the audit of a supplemental schedule of investment property information as at December 31, 2012 (the "Schedule").

Management's Responsibility for the Combined and Consolidated Financial Statements and the Schedule

        Management is responsible for the preparation and fair presentation of these combined and consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the Schedule, and for such internal control as management determines is necessary to enable the preparation of combined and consolidated financial statements and the Schedule that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these combined and consolidated financial statements and the Schedule based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements and the Schedule are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined and consolidated financial statements and the Schedule. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined and consolidated financial statements and the Schedule, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined and consolidated financial statements and the Schedule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements and the Schedule.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Schedule, when considered in relation to the combined and consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte LLP
Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 18, 2013

A-F-45

 BROOKFIELD PROPERTY PARTNERS L.P.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(US$ Millions)	Note		Dec. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties	4		$31,696	$27,151
Equity accounted investments	6		8,038	6,888
Other non-current assets	7		5,606	2,464
Loans and notes receivable	8		246	812

			45,586	37,315

Current assets
Loans and notes receivable	8		212	773
Accounts receivable and other	9		989	786
Cash and cash equivalents			894	741

			2,095	2,300

Total assets			$47,681	$39,615

Liabilities and equity
Non-current liabilities
Property debt	10		$16,442	$13,778
Capital securities	11		664	844
Other non-current liabilities	12		439	493
Deferred tax liability	13		973	728

			18,518	15,843

Current liabilities
Property debt	10		3,366	1,409
Capital securities	11		202	150
Accounts payable and other liabilities	14		1,592	1,142

			5,160	2,701

Total liabilities			23,678	18,544

Equity
Equity attributable to parent company	15 (a	)	13,163	11,555
Non-controlling interests	15 (b	)	10,840	9,516

Total equity			24,003	21,071

Total liabilities and equity			$47,681	$39,615

See accompanying notes to the combined and consolidated financial statements

A-F-46

BROOKFIELD PROPERTY PARTNERS L.P.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

(US$ Millions) Year ended Dec. 31,	Note	2012	2011	2010
Commercial property revenue	16	$2,858	$2,385	$2,067
Hospitality revenue		743	164	—
Investment and other revenue	17	167	232	168

Total revenue		3,768	2,781	2,235
Direct commercial property expense	18	1,189	931	839
Direct hospitality expense	19	687	138	—
Investment and other expense	20	36	54	26
Interest expense		1,020	962	778
Administration expense	21	169	104	109

Total expenses		3,101	2,189	1,752
Fair value gains, net	22	1,227	1,509	835
Share of net earnings from equity accounted investments	6	1,235	2,104	870

Income before income taxes		3,129	4,205	2,188
Income tax expense	13	489	439	78

Net income		$2,640	$3,766	$2,110

Net income attributable to
Parent company		$1,476	$2,344	$1,027
Non-controlling interests		1,164	1,422	1,083

		$2,640	$3,766	$2,110

See accompanying notes to the combined and consolidated financial statements

A-F-47

BROOKFIELD PROPERTY PARTNERS L.P.

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US$ Millions) Year ended Dec. 31,	Note		2012	2011	2010
Net income			$2,640	$3,766	$2,110

Other comprehensive income (loss)	15 (c	)
Items that may be reclassified to net income:
Foreign currency translation			24	(244)	190
Cash flow hedges			(30)	(191)	—
Available-for-sale securities			11	(6)	(6)
Revaluation surplus	7		53	—	—

			58	(441)	184

Total comprehensive income			$2,698	$3,325	$2,294

Comprehensive income attributable to
Parent company
Net income			$1,476	$2,344	$1,027
Other comprehensive income (loss)			57	(155)	51

			1,533	2,189	1,078

Non-controlling interests
Net income			1,164	1,422	1,083
Other comprehensive income (loss)			1	(286)	133

			1,165	1,136	1,216

Total comprehensive income			$2,698	$3,325	$2,294

See accompanying notes to the combined and consolidated financial statements

A-F-48

BROOKFIELD PROPERTY PARTNERS L.P.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated Other Comprehensive Income (Loss)
(US$ Millions)	Equity	Foreign currency translation	Cash flow hedges	Available-for- sale securities	Revaluation Surplus	Total	Equity attributable to parent company	Non- controlling interests	Total equity
Balance as at December 31, 2009	$5,987	$234	$12	$8	$—	$254	$6,241	$5,167	$11,408

Net income	1,027	—	—	—	—	—	1,027	1,083	2,110
Other comprehensive income	—	50	—	1	—	51	51	133	184

Total comprehensive income	1,027	50	—	1	—	51	1,078	1,216	2,294
Contributions	1,670	—	—	—	—	—	1,670	1,537	3,207
(Distributions)	(1,785)	—	—	—	—	—	(1,785)	(296)	(2,081)

Balance as at December 31, 2010	$6,899	$284	$12	$9	$—	$305	$7,204	$7,624	$14,828

Net income	2,344	—	—	—	—	—	2,344	1,422	3,766
Other comprehensive income (loss)	—	(65)	(88)	(2)	—	(155)	(155)	(286)	(441)

Total comprehensive income	2,344	(65)	(88)	(2)	—	(155)	2,189	1,136	3,325
Contributions	2,582	—	—	—	—	—	2,582	1,653	4,235
(Distributions)	(420)	—	—	—	—	—	(420)	(897)	(1,317)

Balance as at December 31, 2011	$11,405	$219	$(76)	$7	$—	$150	$11,555	$9,516	$21,071

Net income	1,476	—	—	—	—	—	1,476	1,164	2,640
Other comprehensive income (loss)	—	44	(12)	8	17	57	57	1	58

Total comprehensive income	1,476	44	(12)	8	17	57	1,533	1,165	2,698
Contributions	600	—	—	—	—	—	600	882	1,482
(Distributions)	(525)	—	—	—	—	—	(525)	(723)	(1,248)

Balance as at December 31, 2012	$12,956	$263	$(88)	$15	$17	$207	$13,163	$10,840	$24,003

See accompanying notes to the combined and consolidated financial statements

A-F-49

BROOKFIELD PROPERTY PARTNERS L.P.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Operating activities
Net income	$2,640	$3,766	$2,110
Share of net earnings from equity accounted investments	(1,235)	(2,104)	(870)
Fair value gains, net	(1,227)	(1,509)	(835)
Deferred income taxes	368	275	(39)
Accretion of discount on loan receivable	(24)	(39)	(28)
Depreciation and amortization	104	20	21
Initial direct leasing costs	(56)	(37)	(19)
Working capital and other	35	1,174	424

	605	1,546	764

Financing activities
Property debt, issuance	2,993	1,954	1,465
Property debt, repayments	(2,550)	(3,530)	(1,902)
Other secured debt, issuance	1,563	1,022	168
Other secured debt, repayments	(1,025)	(683)	(268)
Capital securities redeemed	(153)	(25)	—
Proceeds from equity installment receivable	—	121	—
Non-controlling interests, issued	919	667	1,038
Non-controlling interests, purchased	—	(86)	—
Non-controlling interests, distributions	(793)	(410)	(225)
Contributions from parent company	617	307	358
Distributions to parent company	(589)	(337)	(551)

	982	(1,000)	83

Investing activities
Investment properties, proceeds of dispositions	823	1,531	804
Investment properties, investments	(2,208)	(373)	(692)
Distributions from equity accounted investments	—	—	316
Investment in equity accounted investments	(608)	(1,053)	(485)
Proceeds from sale of investments	165	101	109
Financial assets, investments	—	(150)	(463)
Foreign currency hedges of net investments	(41)	(97)	(35)
Loans and notes receivables, collected	1,238	744	302
Loans and notes receivables, advanced	(258)	(181)	(102)
Loan receivable from parent company, collected	—	658	—
Loan receivable from parent company, advanced	—	(364)	(28)
Other property, plant and equipment, investments	—	—	(8)
Restricted cash and deposits	(27)	(25)	13
Acquisition of subsidiaries, net of disposition	140	40	33
Capital expenditures — development and redevelopment	(238)	(587)	(122)
Capital expenditures — operating properties	(417)	(445)	(348)

	(1,431)	(201)	(706)

Cash and cash equivalents
Change in cash and cash equivalents	156	345	141
Foreign exchange revaluation	(3)	(3)	(4)
Balance, beginning of year	741	399	262

Balance, end of year	$894	$741	$399

See accompanying notes to the combined and consolidated financial statements

A-F-50

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE AND DESCRIPTION OF THE OPERATIONS

Brookfield Property Partners L.P. (the "partnership") was established on January 3, 2013 by Brookfield Asset Management Inc. ("Brookfield" or the "parent company") as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

The partnership's sole direct investment is a limited partnership interest in class A limited partnership units (the "Class A LP Units") of Brookfield Property L.P. (the "property partnership"), which holds the partnership's interest in the commercial property operations.

The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated. The partnership is a subsidiary of Brookfield. On April 15, 2013, Brookfield completed the spin-off of its commercial property operations (the "Business") to the partnership (the "Spin-off"), which was effected by way of a special dividend of units of the partnership to holders of Brookfield's Class A and B limited voting shares as of the Record Date, March 26, 2013 (See Note 30) and the partnership's limited partnership units were listed and began regular way trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BPY" and "BPY.UN", respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of presentation

  The accompanying combined and consolidated financial statements of the partnership and its subsidiaries have been prepared under the continuity of interest basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and using the accounting policies described below.

  The combined and consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 3, Future Accounting Policy Changes.

b)
Continuity of interests

  As described above, the partnership was established on January 3, 2013 by Brookfield and on April 15, 2013 Brookfield completed the Spin-off of the Business to the partnership. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations for all periods presented using Brookfield's carrying values prior to the Spin-off, excluding certain interests in Brookfield's Australian assets and 2% investment in The Howard Hughes Corporation, as previously reported in the carve-out financial statements of the commercial property operations of Brookfield Asset Management Inc. for the same periods presented herein and which were not contributed to the partnership as part of the Spin-Off (the "non-contributed operations").

  To reflect this continuity of interests, these combined and consolidated financial statements provide comparative information of the Business exclusive of the non-contributed operations for all periods prior to the Spin-off, as previously reported by Brookfield, using the accounting policies of the partnership used to prepare the partnership's first consoldiated financial statements subsequent to the spin-off based on the historical financial information for the contributed operations of the Business as reported by Brookfield, in accordance with the common control transactions policy of the partnership (see 2 q) vii) below), as if the partnership was a legal entity for the periods presented. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off are reflected prospectively from the date of the Spin-off and accordingly have not been reflected in the results of operations or financial position of the partnership, as presented in these combined and consolidated financial statements as these combined and consolidated financial statements are for periods prior to April 15, 2013, as such items were in fact not created or modified prior thereto. Accordingly, the financial information included in these combined and consolidated financial statements which are for periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield.

c)
Basis of consolidation

  The combined and consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership's subsidiaries are shown separately in equity in the combined and consolidated balance sheets. Intercompany transactions have been eliminated.

A-F-51

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)
Investment properties

  Investment properties include operating properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Operating properties and development properties are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

  The cost of development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

e)
Equity accounted investments

(i)
Investments in joint ventures

    A joint venture is a contractual arrangement pursuant to which the partnership and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

    Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The partnership reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the balance sheet at cost as adjusted for the partnership's proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the partnership's carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the partnership's share of losses of a joint venture equals or exceeds its interest in that joint venture, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

    Where the partnership undertakes its activities under joint venture arrangements through a direct interest in the joint venture's assets, rather than through the establishment of a separate entity, the partnership's proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the combined and consolidated financial statements and classified according to their nature.

    Where the partnership transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the partnership's interest in the relevant joint venture. Outstanding balances between the partnership and jointly controlled entities are not eliminated in the combined and consolidated balance sheet.

  (ii)
  Investments in associates

    An associate is an entity over which the investor has significant influence but not control and that is not a subsidiary or an interest in a joint venture. The results and assets and liabilities of associates are incorporated in the combined and consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the balance sheet at cost as adjusted for the partnership's proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the partnership's carrying amount over the net assets of the associates, less any identified impairment loss. When the partnership's share of losses of an associate equals or exceeds its interest in that associate, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations or made payments on behalf of that associate.

    Where the partnership transacts with its associates, profits and losses are eliminated to the extent of the partnership's interest in the relevant associate. Balances outstanding between the partnership and associates are not eliminated in the combined and consolidated balance sheet.

A-F-52

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)
Other property, plant and equipment

  The partnership accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets' useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

g)
Loans and notes receivable

  Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

  A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. For each collateralized loan, the partnership's finance subsidiaries perform a quarterly review of all collateral properties underlying the loans receivables. Impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

h)
Taxation

  Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the holding entities in respect of the partnership or directly by the partnership's taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

  Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

  Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

i)
Provisions

  A provision is a liability of uncertain timing or amount. Provisions are recognized when the partnership has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

j)
Foreign currencies

  The combined and consolidated financial statements are presented in U.S. dollars, which is the functional currency of the partnership and the presentation currency for the combined and consolidated financial statements.

  Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in other comprehensive income ("OCI").

  Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the statements of income, except for those related to monetary liabilities qualifying as hedges of the partnership's investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

A-F-53

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Revenue recognition

(i)
Investment properties

    The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

    Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

  (ii)
  Hospitality revenue

    Rooms, food and beverage and other revenue are recognized as services are provided. The partnership recognizes rooms revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. The partnership recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons' possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

  (iii)
  Performance and management fee revenue

    Certain of the partnership's operating subsidiaries are entitled to management fees and performance fees on the management of properties for third parties. The partnership recognizes management fees as earned. The partnership recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

l)
Financial instruments and hedge accounting

  Derivative instruments are recorded in the balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

  The following summarizes the partnership's classification and measurement of financial assets and liabilities:

(US$ Millions)	Classification	Measurement basis
Financial Assets
Loans and notes receivable	Loans & Receivables	Amortized Cost	(1)
Other non-current assets
Securities designated as Fair value through profit or loss ("FVTPL")	FVTPL	Fair Value
Derivative assets	FVTPL	Fair Value
Securities designated as available-for-sale ("AFS")	AFS	Fair Value
Other receivables	Loans & Receivables	Amortized Cost
Accounts receivable and other
Accounts receivable	Loans & Receivables	Amortized Cost
Securities designated as AFS	AFS	Fair Value
Restricted cash	Loans & Receivables	Amortized Cost
Cash and cash equivalents	Loans & Receivables	Amortized Cost
Financial Liabilities
Property debt	Other Liabilities	Amortized Cost	(1)
Capital securities	Other Liabilities	Amortized Cost
Other non-current liabilities
Other secured debt	Other Liabilities	Amortized Cost
Other non-current financial liabilities	Other Liabilities	Amortized Cost	(1)
Accounts payable and other liabilities	Other Liabilities	Amortized Cost	(1)

  (1)
  Except for derivatives embedded in the related financial instruments that are classified as FVTPL

A-F-54

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The partnership's subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis.

  The partnership applies hedge accounting to derivative financial instruments in cash flow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

  In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income ("AOCI") are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other revenue when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

  In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

  Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes are recognized in fair value gains (losses) or administrative expense consistent with the underlying nature and purpose of the derivative instrument.

  The asset or liability relating to unrealized gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other liabilities, respectively.

m)
Goodwill

  Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets to group of assets.

  Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

n)
Business combinations

  The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, "Business Combinations" ("IFRS 3"), are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations", which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at the non-controlling interests' proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

  To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

  Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in OCI are reclassified to net income. Changes in the partnership's ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

A-F-55

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

o)
Intangible assets

  Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised primarily of ground and retail leases and management and franchise agreements.

  Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization (unless indefinite lived) and accumulated impairment losses, on the same basis as intangible assets acquired separately.

p)
Cash and cash equivalents

  Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

q)
Critical judgments in applying accounting policies

  The following are the critical judgments that have been made in applying the partnership's accounting policies and that have the most significant effect on the amounts in the combined and consolidated financial statements:

  (i)
  Investment property

    The partnership's accounting policies relating to investment property are described in Note 2(d). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

  (ii)
  Income taxes

    The accounting policy relating to income taxes is described in Note 2(h). In applying this policy judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the combined and consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the combined and consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary differences will reverse.

  (iii)
  Leases

    The partnership's policy for revenue recognition on operating properties is described in Note 2(k)(i). In applying this policy, the partnership makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to operating property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the partnership must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

    The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined that all of its leases are operating leases.

  (iv)
  Financial instruments

    The partnership's accounting policies relating to financial instruments are described in Note 2(l). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39") to designate financial instruments as amortized cost, fair value through profit or loss ("FVTPL") or available-for-sale ("AFS"), the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

    The partnership has determined that, notwithstanding its 22% common equity interest, it does not exercise significant influence over Canary Wharf Group plc ("CWG"), a privately-held commercial property investment and development company in the

A-F-56

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

    United Kingdom, as it is not able to elect a member of the board or otherwise influence its financial and operating decisions. Accordingly, the partnership has designated its investment in CWG as FVTPL.

  (v)
  Level of control

    The partnership's accounting policies for assessing when an investee is consolidated are included in Note 2(c). The partnership consolidates an investee when is controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns.

    In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

  (vi)
  Common control transactions

    IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor's financial statements. Differences between the carrying amount of the consideration given or received, where the partnership is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

  (vii)
  Business combinations

    The partnership's accounting policies relating to business combinations are described in Note 2(n). In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners. The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed, where for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

  (viii)
  Revaluation method for property, plant, and equipment

    The partnership's accounting policies relating to property, plant and equipment accounted for under the revaluation model are described in Note 2(f). In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

  (ix)
  Investment in associates

    The partnership considers the guidance in IAS 28, "Investments in Associates" ("IAS 28") and IAS 39, as applicable, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, the partnership considers whether the variance between the value of the investment as determined using the publicly traded share price and the carrying value is an indicator of impairment.

    Specifically for the partnership's investment in General Growth Properties, Inc. ("GGP"), the evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 39 including an evaluation of the

A-F-57

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

    technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was in significant financial difficulty; considerations relating to the existence of any contractual breaches of GGP and an assessment of trends in funds from operations of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly traded share price and the carrying value determined under IAS 28, the partnership considers additional factors relative to this variance. This includes an analysis of the original blended cost of the partnership's investment in GGP compared to the publicly traded share price over the period from acquisition dates through to each reporting date; the trend in the share price of GGP as at each reporting date up to and including current date; and an assessment of the underlying cash flows that are expected to be derived from the properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

  (x)
  Other critical estimates and judgments

    Other critical estimates and judgments utilized in the preparation of the partnership's combined and consolidated financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the partnership's ability to hold financial assets, and the selection of accounting policies.

r)
Critical accounting estimates and assumptions

  The partnership makes estimates and assumptions that affect the carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the combined and consolidated financial statements relate to the following:

  (i)
  Investment property

    The critical estimates and assumptions underlying the valuation of operating properties and property developments are set out in Note 4.

  (ii)
  Financial instruments

    The partnership determines the fair value of its warrants to acquire common shares of GGP, which are not traded on an active market. As such, market transactions are used when available, and a Black-Scholes option pricing model is used, when no applicable market transactions occur, wherein it is required to make estimates and assumptions regarding the expected future volatility of GGP's shares and the term of the warrants.

    The partnership also has certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

    The partnership holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL or AFS. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

    The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

    Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

NOTE 3: FUTURE ACCOUNTING POLICY CHANGES

The IASB intends to replace IAS 39, "Financial Instruments: Recognition and Measurement" in its entirety with IFRS 9 "Financial Instruments", however no mandatorily effective date has currently been defined. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The partnership currently applies IAS 39 for treatment of financial instruments and is currently evaluating the impact of IFRS 9 on its combined and consolidated financial statements.

A-F-58

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4: INVESTMENT PROPERTIES

	Dec. 31, 2012			Dec. 31, 2011
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total
Balance at beginning of year	$25,405	$1,746	$27,151	$19,077	$1,435	$20,512
Property acquisitions	2,584	266	2,850	6,411	158	6,569
Property dispositions(1)	(724)	(6)	(730)	(1,661)	—	(1,661)
Capital expenditures	388	318	706	333	323	656
Reclassification of development to operating	1,068	(1,068)	—	166	(166)	—
Fair value gains (losses)	1,225	112	1,337	1,377	15	1,392
Foreign currency translation and other changes	265	117	382	(298)	(19)	(317)

Balance at end of year	$30,211	$1,485	$31,696	$25,405	$1,746	$27,151

(1)
Property dispositions represent fair value at time of sale, or the selling price.

The partnership determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Where available, the partnership determines the fair value of investment property based on sales of similar property in the same location and in similar condition and leasing profile. Where comparable sales do not exist the partnership considers information from a variety of sources, including: (i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; (ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and (iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Discounted cash flow valuations are completed by undertaking one of two accepted market valuation methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the partnership measures its operating properties and development properties using valuations prepared by management. The partnership does not measure its properties based on valuations prepared by external valuation professionals.

A-F-59

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4: INVESTMENT PROPERTIES (Continued)

The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following table on a weighted-average basis:

		Dec. 31, 2012			Dec. 31, 2011
	Primary Valuation Method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs)
Office
United States	Discounted Cash Flow	7.3%	6.3%	11	7.5%	6.3%	12
Canada	Discounted Cash Flow	6.4%	5.6%	11	6.7%	6.2%	11
Australia	Discounted Cash Flow	8.9%	7.2%	10	9.1%	7.5%	10
Europe	Discounted Cash Flow	7.1%	5.7%	10	n/a	n/a	n/a
Europe(1)	Direct Capitalization	6.1%	n/a	n/a	6.1%	n/a	n/a
Retail
United States(1)	Direct Capitalization	5.7%	n/a	n/a	6.0%	n/a	n/a
Australia	Discounted Cash Flow	10.0%	9.5%	10	10.3%	9.5%	10
Brazil	Discounted Cash Flow	8.5%	7.2%	10	9.6%	7.3%	10
Multi-family, Industrial and Other
United States	Discounted Cash Flow	8.7%	8.1%	10	8.4%	8.2%	10
Canada	Discounted Cash Flow	9.0%	7.3%	10	8.7%	7.7%	10
Australia	Discounted Cash Flow	9.8%	9.2%	10	n/a	n/a	n/a

(1)
The valuation method used is the direct capitalization method. The amounts presented as the discount rate relate to the implied overall capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Included in operating properties is $548 million (2011 — $308 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term in accordance with IAS 17, "Leases."

Operating properties with a fair value of approximately $5.5 billion (2011 — $4.9 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the year ended December 31, 2012, the partnership capitalized a total of $318 million (2011 — $323 million) of costs related to property developments. Included in this amount is $251 million (2011 — $242 million) of construction and related costs and $67 million (2011 — $81 million) of borrowing costs capitalized. The weighted average rate used for the capitalization of borrowing costs to development properties is 6.2% (2011 — 7.1%).

Investment properties with a fair value of $25.7 billion (2011 — $22.0 billion) are pledged as security for property debt.

NOTE 5: BUSINESS ACQUISITIONS AND COMBINATIONS

The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

Completed During 2012

In December 2011, a subsidiary of the partnership commenced acquiring the debentures of a company with a portfolio of various office, retail and hotel assets in addition to some residential land assets. The acquired debentures were secured by 39% of Thakral Holdings Group ("Thakral") securities. In the first quarter of 2012, the debentures were in default. Brookfield proceeded to bid to acquire all of the outstanding Thakral securities and, in August 2012, Thakral approved Brookfield's bid of A$0.81 per Thakral security. Brookfield closed its 100% acquisition and the company commenced consolidation of Thakral in the fourth quarter.

In April 2012, Brookfield acquired a 100% interest in Paradise Island Holdings Limited ("Atlantis"), a large hotel and casino resort, in exchange for debt and cash as part of a financial restructuring. Brookfield completed the acquisition and the company commenced consolidating Atlantis in the second quarter.

A-F-60

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5: BUSINESS ACQUISITIONS AND COMBINATIONS (Continued)

In July 2012, Brookfield entered into a merger agreement resulting in the acquisition of Verde Realty ("Verde"), a privately-owned REIT that acquires, develops, owns and manages industrial distribution facilities in the United States and Mexico. Brookfield completed its 81% acquisition and the company commenced consolidation of Verde in the fourth quarter.

As a result of the acquisitions made during the year, the partnership recorded $653 million of revenue and $16 million in net loss from operations. Total revenue and net loss, including fair value changes, that would have been recorded if the acquisitions had occurred at the beginning of the year, would have been $1,364 million and $170 million, respectively.

The following table summarizes the balance sheet impact of significant acquisitions during 2012 that resulted in consolidation:

As at Dec. 31, 2012 (US$ Millions)	Thakral/ Wynyard	Atlantis	Verde	Other	Total
Cash and cash equivalents	$5	$85	$37	$14	$141
Accounts receivable and other	33	282	36	12	363
Inventory	65	—	—	—	65
Investments	—	—	10	—	10
Investment properties	240	—	911	1,474	2,625
Property, plant and equipment	688	1,758	—	—	2,446
Intangible assets	—	359	17	—	376

Total assets	1,031	2,484	1,011	1,500	6,026

Less:
Accounts payable and other liabilities	(52)	(170)	(48)	(139)	(409)
Non-recourse borrowings	(472)	(2,139)	(571)	(296)	(3,478)
Deferred income tax liability	—	—	—	—	—
Non-controlling interests(1)	—	—	(117)	(71)	(188)
Non-controlling interests net to the partnership(2)	(309)	(117)	(168)	(526)	(1,120)

Equity	$198	$58	$107	$468	$831

Consideration(3)	$507	$175	$275	$972	$1,929

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.
(2)
Non-controlling interests determined on application of consolidation principles.
(3)
Aggregate of equity and non-controlling interests net to Brookfield.

Completed During 2011

In October 2006, Brookfield formed a joint venture to purchase a portfolio of office properties ("U.S. Office Fund"). The partnership's interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC, an entity originally established by the partnership and a joint venture partner. Under the terms of the joint venture agreement, Brookfield's venture partner had an option to acquire its interest in certain of the U.S. Office Fund's properties which it managed, and to sell its interest in the properties that the company managed to Brookfield.

In August 2011, Brookfield's venture partner exercised its option and sold the company its interest in the properties that it managed, resulting in the partnership's interest increasing to 83% and the U.S. Office Fund being consolidated. Prior to the acquisition, Brookfield jointly controlled the properties of the U.S. Office Fund and accounted for its investment using the equity method. The partnership recorded a $212 million gain on the revaluation of its previously held interest in the U.S. Office Fund at the time of acquisition. No consideration was paid in connection with the company's venture partner's exercise of its option and the company's consolidation of the U.S. Office Fund with the exception of the settlement of consideration payable under the joint venture agreement.

Other acquisitions consisted of interest in office, multi-family, industrial and other properties. The partnership paid total consideration of $558 million for its interest in the other assets of which the largest investment was $263 million.

As a result of the acquisitions made in 2011, the partnership recorded $404 million of revenue and $136 million in net income from the operations. Total revenue and net income, including fair value changes, that would have been recorded if the acquisition had occurred at the beginning of the year, would have been $903 million and $883 million, respectively.

A-F-61

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5: BUSINESS ACQUISITIONS AND COMBINATIONS (Continued)

The following table summarizes the balance sheet impact of significant acquisitions during 2011 that resulted in consolidation:

As at Dec. 31, 2011 (US$ Millions)	U.S. Office Fund	Other	Total
Cash and cash equivalents	$32	$8	$40
Accounts receivable and other	84	64	148
Investments	685	—	685
Property, plant and equipment	—	640	640
Investment properties	4,953	893	5,846
Intangible assets	—	180	180

Total assets	5,754	1,785	7,539

Less:
Accounts payable and other liabilities	(225)	(45)	(270)
Non-recourse borrowings	(3,293)	(1,144)	(4,437)
Non-controlling interests(1)	(366)	(38)	(404)
Non-controlling interests net to partnership(2)	(944)	(232)	(1,176)

Equity	$926	$326	$1,252

Consideration(3)	$1,870	$558	$2,428

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.
(2)
Non-controlling interests determined on application of consolidation principles.
(3)
Aggregate of equity and non-controlling interests net to Brookfield.

NOTE 6: EQUITY ACCOUNTED INVESTMENTS

The following table presents principal business activity, ownership interest and carrying value of the partnership's investments in equity accounted jointly controlled entities and associates:

		Ownership Interest		Carrying Value
(US$ Millions) Name of Property/Investees	Principal Business	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Jointly controlled entities
Grace Building, New York	Office Properties	50%	50%	$625	$618
245 Park Avenue, New York	Office Properties	51%	51%	656	619
450 W 33rd Street, New York	Office Properties	75%	75%	114	57
Bourke Place Trust, Sydney	Office Properties	43%	43%	194	187
Darling Park Complex, Sydney	Office Properties	30%	30%	366	349
E&Y Complex, Sydney	Office Properties	50%	50%	266	275
Various	Various	13%-75%	13%-75%	583	671

				2,804	2,776

Investments in associates
General Growth Properties(1)	Retail Properties	23%	23%	4,837	4,099
Rouse Properties(1)	Retail Properties	43%	N/A	381	—
Various	Various	24%-40%	24%-40%	16	13

				5,234	4,112

Total				$8,038	$6,888

(1)
The 23% (2011 — 23%) and 43% ownership interests relate to the partnership's consolidated ownership in GGP and Rouse, respectively, which include the interests of fund investors controlled by the partnership and which are required to be consolidated in the partnership's combined and consolidated financial statements. The partnership's net economic interests in GGP and Rouse are 21% (2011 — 21%) and 36%, respectively.

A-F-62

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6: EQUITY ACCOUNTED INVESTMENTS (Continued)

Other jointly controlled entities hold individual operating properties and property developments that the partnership owns together with co-owners where the strategic financial and operating decisions require approval of the co-owners.

The fair value of the common shares of GGP consolidated by the partnership based on the trading price of GGP common stock as of December 31, 2012 is $4.2 billion (2011 — $3.2 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of December 31, 2012 is $358 million (2011 — $nil). There are no published prices for the partnership's other equity accounted investments.

Summarized financial information in respect of the partnership's equity accounted investments is provided below:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-current assets	$47,450	$43,861
Current assets	1,655	1,595

Total assets	49,105	45,456

Non-current liabilities	22,547	23,893
Current liabilities	1,654	271

Total liabilities	24,201	24,164

Net assets	24,904	21,292

Partnership's share of net assets	$8,038	$6,888

(US$ Millions) Year ended Dec 31,	2012	2011(1)	2010(1)
Revenue	$4,674	$5,309	$2,096
Expenses	3,071	3,737	1,548

Income before fair value gains	1,603	1,572	548

Fair value gains, net	3,311	5,962	885

Net income	4,914	7,534	1,433

Partnership's share of net earnings	$1,235	$2,104	$870

(1)
The partnership's share of net earnings from equity accounted investments includes earnings from TRZ Holdings LLC which was a jointly controlled entity prior to the partnership's acquisition of control in the third quarter of 2011 (see note 5).

NOTE 7: OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Hotel operating assets	$2,970	$640
Securities designated as fair value through profit or loss ("FVTPL")	915	856
Derivative assets	538	184
Securities designated as available-for-sale ("AFS")	208	152
Goodwill	138	150
Other non-current assets	837	482

	$5,606	$2,464

A-F-63

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7: OTHER NON-CURRENT ASSETS (Continued)

Hotel operating assets are presented on a cost basis net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income.

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Cost
Balance at the beginning of the year	$640	$—
Additions, net of disposals	43	—
Acquisitions through business combinations	2,446	640

	3,129	640
Accumulated fair value changes
Balance at the beginning of the year	—	—
Provision for impairment	(52)	—
Revaluation surplus	53	—

	1	—
Accumulated depreciation
Balance at the beginning of the year	—	—
Depreciation	(160)	—

	(160)	—

	$2,970	$640

Included in equity securities designated as FVTPL is a 22% common equity interest in CWG, a privately held commercial property investment and development company in the United Kingdom.

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $538 million (2011 — $184 million). The fair value of the warrants as December 31, 2012 was determined using a Black-Scholes option pricing model, assuming a 4.9 year term (2011 — 6.0 year term), 48% volatility (2011 — 37%), and a risk free interest rate of 0.72% (2011 — 1.1%).

The warrants were fully vested on acquisition and had an original term to maturity of seven years. The warrants expire on November 9, 2017. The exercise prices of the warrants are subject to future dividends, stock dividends, distribution of assets, stock splits or reverse stock splits of GGP common stock or certain other events. The calculation of the impact of these circumstances adjust both the exercise price and the number of GGP shares to be received on exercise.

Securities designated as AFS include $105 million (2011 — $107 million) representing the common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (2011 — $92 million) recognized in other non-current liabilities. Also included in securities designated as AFS are commercial mortgage-backed securities ("CMBS") with an estimated fair value of $34 million (2011 — $46 million).

Goodwill represents a portfolio premium recognized in connection with the purchase of the partnership's Brazilian retail assets.

Included in other non-current assets is a $148 million (2011 — $145 million) receivable from Brookfield upon the earlier of the exercise by Brookfield Office Properties Inc. ("BPO"), a 51% owned subsidiary of Brookfield that is included in the partnership, of its option to acquire direct ownership of certain properties in the Australian portfolio from a subsidiary of Brookfield on the maturity of the related loans. See Note 26 for related party disclosures.

A-F-64

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8: LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the partnership's real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions)	Interest Rate	Maturity Date	Dec. 31, 2012	Dec. 31, 2011
Variable rate	LIBOR plus 0.65% to 14.00%	On Demand to 2017	$458	$836
Fixed rate(1)	—	—	—	715
Non-Interest Bearing	—	—	—	34

			$458	$1,585

Current		On Demand	$212	$773
Non-current(1)		2014 to 2017	246	812

			$458	$1,585

(1)
See Note 26 for related party disclosures.

Included in loans and notes receivable is $82 million (2011 — $107 million) of loans receivable in Euros of €62 million (2011 — €83 million). Loans receivable of $102 million (2011 — $672 million) have been pledged as collateral for borrowings under credit facilities. Also included in the December 31, 2011 notes receivable is $470 million related to the unsecured promissory notes of C$480 million as partial proceeds for the disposition of the partnership's residential development segment to Brookfield Residential Properties Inc. ("BRPI"), paid down during the year.

A summary of loans and notes receivable by collateral asset class as of December 31, 2012 and 2011, is as follows:

	Dec. 31, 2012		Dec. 31, 2011
(US$ Millions)	Unpaid Principal Balance	Percentage of Portfolio(1)	Unpaid Principal Balance	Percentage of Portfolio(1)
Asset Class
Hotel	$148	40%	$401	39%
Office	148	40%	640	61%
Retail	71	20%	—	0%

Total collateralized	$367	100%	$1,041	100%

(1)
Represents percentage of collateralized loans.

NOTE 9: ACCOUNTS RECEIVABLE AND OTHER

The components of receivables and other assets are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Accounts receivable(1)	$272	$247
Loans receivable designated as FVTPL(1)	—	138
Restricted cash	325	185
Other current assets	392	216

	$989	$786

(1)
See Note 26 for related party disclosures.

Restricted cash relates to cash and deposits that are considered restricted when they are subject to contingent rights of third parties.

A-F-65

NOTE 10: PROPERTY DEBT

Property debt includes the following:

	Dec. 31, 2012		Dec. 31, 2011
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Facilities
BPO's revolving facility	—	$—	2.4%	$264
BPO's Canadian revolving facility	3.2%	68	3.3%	117
BPO's senior unsecured notes	4.2%	350	—	—
Funds subscription credit facility	1.8%	523	—	—
Secured Property Debt
Fixed rate	5.6%	8,672	5.9%	7,946
Variable rate	4.5%	10,195	6.8%	6,860

		$19,808		$15,187

Current		$3,366		$1,409
Non-current		16,442		13,778

		$19,808		$15,187

Property debt is secured and non-recourse to the partnership. Unsecured facilities are recourse to the assets of the operating subsidiaries issuing such debt.

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Dec. 31, 2012		Dec. 31, 2011
(Millions)	US$ Balance	Local Currency Balance	US$ Balance	Local Currency Balance
U.S. dollars	$12,496	$12,496	$8,753	$8,753
Canadian dollars	2,506	C$2,487	2,033	C$2,078
Australian dollars	3,264	A$3,140	2,948	A$2,837
Brazilian reais	867	R$1,772	1,011	R$1,896
British pounds	675	£416	442	£284

	$19,808		$15,187

Included in property debt is an embedded derivative representing a lender's right to participate in the appreciation in value of a notional 25% equity interest in the property secured by its mortgage that can be settled, at the option of one of the partnership's subsidiaries, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in net income as fair value gains, net. The carrying amount of the embedded derivative at December 31, 2012 is $54 million (2011 — $56 million).

A-F-66

NOTE 11: CAPITAL SECURITIES

A subsidiary of the partnership has the following capital securities outstanding:

(US Millions, except share information)	Entity	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2012(1)	Dec. 31, 2011(1)
Class AAA Series F	BPO	8,000,000	6.00%	202	196
Class AAA Series G	BPO	4,400,000	5.25%	110	110
Class AAA Series H	BPO	8,000,000	5.75%	202	196
Class AAA Series I	BPO	—	5.20%	—	150
Class AAA Series J	BPO	8,000,000	5.00%	202	196
Class AAA Series K	BPO	6,000,000	5.20%	150	146

Total capital securities				$866	$994

Current				$202	$150
Non-current				664	844

Total capital securities				$866	$994

(1)
Net of transaction costs of nil at December 31, 2012 (December 31, 2011 — $1 million)

On March 30, 2012, BPO redeemed all of the outstanding Class AAA Series I shares for cash of C$25.00 per share. On December 21, 2012, BPO announced its intention to redeem all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233 per share, representing a total redemption price of C$25.1233 per share, subsequent to December 31, 2012.

Capital securities includes $756 million (2011 — $884 million) repayable in Canadian dollars of C$750 million (2011 — C$903 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. On January 31, 2013 the Board of Directors of BPO declared quarterly dividends payable for the Class AAA Series F, G, J and K preferred shares.

The redemption terms of capital securities are as follows:

	Redemption Date(1)	Redemption Price(2)	Company's Option(3)	Holder's Option(4)
Class AAA Series E(2)	Retractable at par	—	—	—
Class AAA Series F	September 30, 2009	C$25.75	September 30, 2009	March 31, 2013
Class AAA Series G	June 30, 2011	US$26.00	June 30, 2011	September 30, 2015
Class AAA Series H	December 31, 2011	C$26.00	December 31, 2011	December 31, 2015
Class AAA Series J	June 30, 2010	C$26.00	June 30, 2010	December 31, 2014
Class AAA Series K	December 31, 2012	C$26.00	December 31, 2012	December 31, 2016

(1)
Subject to applicable law and rights of BPO, BPO may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015
(2)
Subject to applicable law and rights of BPO, BPO may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of BPO, such shares are obtainable
(3)
Subject to the approval of the Toronto Stock Exchange BPO may, on or after the dates specified above, convert the Class AAA, Series F, G, H, J and K into common shares of BPO. The Class AAA, Series F, G, H, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time
(4)
Subject to BPO's right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time

A-F-67

NOTE 12: OTHER NON-CURRENT LIABILITIES

The components of the partnership's other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Other secured debt	$9	$150
Other non-current financial liabilities	430	343

	$439	$493

Other secured debt represent obligations of the partnership's real estate finance funds which are secured by loans and notes receivable having a carrying value of $102 million (2011 — $672 million). The liabilities are recourse only to the assets of the finance subsidiary. The other secured debt is at variable rates with basis in the one-month or three-month LIBOR averages. As of December 31, 2012, the average weighted rate was 2.8% (2011 — 1.3%).

NOTE 13: INCOME TAXES

The sources of deferred income tax balances are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Non-capital losses (Canada)	$127	$73
Capital losses (Canada)	115	120
Net operating losses (U.S.)	38	26
Difference in basis	(1,253)	(947)

Total net deferred tax liability	$(973)	$(728)

The deferred tax balance movements are as follows:

		Recognized in
	Dec. 31, 2011						Dec. 31, 2012
(US$ Millions)		Income	Equity	Other	OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$219	$34	$2	$1	$24	$—	$280
Deferred tax liabilities related to difference in tax and book basis, net	(947)	(402)	(6)	(2)	(8)	112	(1,253)

Net deferred tax liability	$(728)	$(368)	$(4)	$(1)	$16	$112	$(973)

		Recognized in
	Dec. 31, 2010						Dec. 31, 2011
(US$ Millions)		Income	Equity	Other	OCI	Reclassified
Deferred tax assets related to non-capital losses and capital losses	$204	$(8)	$(7)	$—	$30	$—	$219
Deferred tax liabilities related to difference in tax and book basis, net	(759)	(267)	9	16	70	(16)	(947)

Net deferred tax liability	$(555)	$(275)	$2	$16	$100	$(16)	$(728)

The holding entities and the direct and indirect corporate subsidiaries of the holding entities have deferred tax assets related to net operating losses with no expiry of $159 million at December 31, 2012 (2011 — $169 million), the benefit of which has not been recognized in these financial statements.

The major components of income tax expense benefit include the following:

(US$ Millions) Years ended Dec. 31,	2012	2011	2010
Total current income tax	$(121)	$(164)	$(117)
Total deferred income tax	(368)	(275)	39

Total income tax expense	$(489)	$(439)	$(78)

A-F-68

NOTE 13: INCOME TAXES (Continued)

The partnership's effective tax rate is different from the partnership's domestic statutory income tax rate due to the differences set out below:

Years ended Dec. 31,	2012	2011	2010
Statutory income tax rate	27%	28%	31%
Increase (reduction) in rate resulting from:
Portion of income not subject to tax	(12)	(12)	(3)
International operations subject to different tax rates	4	(4)	(12)
Change in tax rates on temporary differences	1	—	—
Increase in tax basis within flow through joint venture	—	—	(7)
Tax asset previously not recognized	—	—	(3)
Other	(4)	(2)	(2)

Effective income tax rate	16%	10%	4%

The partnership has aggregate temporary differences associated with investments in subsidiaries as at December 31, 2012 of $4.3 billion (2011 — $3.5 billion) for which deferred tax liabilities have not been recognized on the basis that the partnership is able to the control the timing of the reversal of such temporary differences and such reversal is not probable in the foreseeable future.

NOTE 14: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the partnership's accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Accounts payable and accrued liabilities	$1,425	$1,015
Other secured debt	30	61
Other liabilities	137	66

	$1,592	$1,142

NOTE 15: EQUITY

Equity consists of the following:

(US$ Millions)	Note	Dec. 31, 2012	Dec. 31, 2011
Equity attributable to parent company	(a)	$13,163	$11,555
Non-controlling interests	(b)	10,840	9,516

		$24,003	$21,071

(a)
Equity attributable to parent company

  Equity in net assets attributable to parent company consists of the following:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Equity	$12,956	$11,405
Accumulated other comprehensive income	207	150

	$13,163	$11,555

(b)
Non-controlling interests

  Non-controlling interests consist of the following:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Preferred equity	$1,443	$1,190
Other non-controlling interests	9,397	8,326

	$10,840	$9,516

A-F-69

NOTE 15: EQUITY (Continued)

(c)
Other comprehensive income (loss)

  Other comprehensive income (loss) consists of the following:

(US Millions) Year ended Dec. 31,	2012	2011	2010
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$52	$(220)	$302
Losses on hedges of net investments in foreign operations, net of income taxes of $1 million (2011 — $8 million; 2010 — $23 million)	(28)	(24)	(112)

	24	(244)	190
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $28 million (2011 — $32 million; 2010 — $24 million)	(37)	(193)	28
Reclassification of gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $3 million (2011 — $1 million; 2010 — $5 million)	7	2	(28)

	(30)	(191)	—
Available-for-sale securities
Unrealized gains (losses) on equity securities designated as AFS, net of income taxes of nil (2011 — $3 million; 2010 — nil)	11	(6)	(9)
Reclassification to earnings of (gains) losses on AFS securities, net of income taxes of nil (2011 — nil; 2010 — $2 million)	—	—	3

	11	(6)	(6)
Revaluation surplus, net of taxes of nil	53	—	—

Other comprehensive income (loss)	$58	$(441)	$184

NOTE 16: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Base rent	$2,423	$2,120	$1,869
Straight-line rent	96	36	24
Lease termination	21	7	21
Other	318	222	153

Commercial property revenue	$2,858	$2,385	$2,067

NOTE 17: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Fee revenue	$51	$69	$97
Dividend income	47	28	28
Interest income	70	130	62
Other	(1)	5	(19)

Investment and other revenue	$167	$232	$168

A-F-70

NOTE 18: DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Employee compensation and benefits	$93	$62	$47
Property maintenance	543	452	336
Real estate taxes	371	303	260
Ground rents	29	29	39
Other	153	85	157

Direct commercial property expense	$1,189	$931	$839

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years. Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Not later than 1 year	$1,612	$1,546
Later than 1 year and not longer than 5 years	5,203	5,761
Later than 5 years	6,445	6,190

	$13,260	$13,497

Direct commercial property expense for the year ended December 31, 2012 includes $27 million (2011 — $21 million) representing rent expense associated with operating leases for land on which certain of the partnership's operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
Not later than 1 year	$33	$33
Later than 1 year and not longer than 5 years	112	119
Later than 5 years	1,523	1,591

	$1,668	$1,743

NOTE 19: DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Employee compensation and benefits	$248	$56	$—
Marketing and advertising	35	5	—
Cost of food, beverage, and retail goods sold	60	18	—
Entertainment fees	10	8	—
Maintenance and utilities	71	6	—
Depreciation and amortization of real estate assets	49	—	—
Other	214	45	—

Direct hospitality expense	$687	$138	$—

NOTE 20: INVESTMENT AND OTHER EXPENSE

The components of investment and other expense are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Fee expense	$34	$47	$38
Foreign exchange	2	2	(11)
Other	—	5	(1)

Investment and other expense	$36	$54	$26

A-F-71

NOTE 21: ADMINISTRATION EXPENSE

The components of administration expense are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Employee compensation and benefits	$72	$54	$62
Depreciation and amortization of non-real estate assets	55	20	21
Other	42	30	26

Administration expense	$169	$104	$109

NOTE 22: FAIR VALUE GAINS, NET

The components of fair value are as follows:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Investment properties	$1,337	$1,392	$809
Financial instruments	20	165	17
Other fair value gains (losses)	(130)	(48)	9

	$1,227	$1,509	$835

NOTE 23: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership's operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in these combined and consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these combined and consolidated financial statements.

The partnership and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $58 million (A$63 million), is being pursued against one of the partnership's subsidiaries related to security on a defaulted loan. As of December 31, 2012, the final determinable cash outflow related to the litigation being pursued against a subsidiary of the partnership is uncertain but could be up to the judgment amount plus interest in the event the subsidiary is completely unsuccessful in defending the claims. Subsequent to year end, a leave to appeal $43 million (A$47 million) of the judgment amount was granted, on the question of the propriety of the principal and interest calculations determined by the Court of Appeal. During the fourth quarter of 2012, the partnership accrued an additional A$14 million with respect to this litigation.

The partnership, through its 50% interest in London Wall Place LP, has a £14 million commitment to the City of London related to the acquisition of London Wall Place subsequent to year-end.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Subsequent to year-end, Brookfield announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

NOTE 24: CAPITAL MANAGEMENT AND LIQUIDITY

The capital of the partnership consists of property debt, capital securities, other secured debt and equity.

The partnership's objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and to reduce its weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at

A-F-72

NOTE 24: CAPITAL MANAGEMENT AND LIQUIDITY (Continued)

December 31, 2012, the recorded values of capital in the combined and consolidated financial statements totaled $45 billion (2011 — $37 billion). Its principal liquidity needs for the next year are to:

  •
  fund recurring expenses;

  •
  meet debt service requirements;

  •
  make dividend payments;

  •
  fund those capital expenditures deemed mandatory, including tenant improvements;

  •
  fund current development costs not covered under construction loans; and

  •
  fund investing activities which could include:

  •
  discretionary capital expenditures; and

  •
  property acquisitions.

Most of the partnership's borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership's ability to finance the balance of its operations.

The partnership's operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2012. The partnership's operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership's strategy is to satisfy its liquidity needs in respect of the partnership using the partnership's cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership's principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries; and credit facilities and refinancing opportunities.

The following table presents the contractual maturities of the partnership's financial liabilities at December 31, 2012:

		Payments Due By Period
(US$ Millions) As at Dec. 31, 2012	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Property and other secured debt	$19,847	$3,396	$6,896	$4,916	$4,639
Capital securities	866	202	312	352	—
Other financial liabilities	1,992	1,513	43	157	279
Interest expense(1)
Property and other secured debt	3,993	951	1,457	989	596
Capital securities	106	39	59	8	—

(1)
Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 25: FINANCIAL INSTRUMENTS

(a)
Derivatives and hedging activities

  The partnership's subsidiaries use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership uses the following derivative instruments to manage these risks:

    •
    Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar, British pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

    •
    Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

    •
    Interest rate caps to hedge interest rate risk on certain variable rate debt; and

    •
    Total return swaps on BPO's shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

A-F-73

NOTE 25: FINANCIAL INSTRUMENTS (Continued)

    The partnership also designates Canadian dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

  Interest rate hedging

  The partnership has derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

  As at December 31, 2012, the partnership had derivatives representing a notional amount of US$1,377 million in place to fix rates on forecasted fixed rate financings with maturities between 2023 and 2025 at rates between 2.1% and 4.7%. As at December 31, 2011, the partnership had derivatives representing a notional amount of US$1,599 million in place to fix rates on forecasted fixed rate financings with maturities between 2014 and 2024 at rates between 2.6% and 5.2%. The hedged forecasted fixed rate financings are denominated in U.S. dollars and Canadian dollars.

  As at December 31, 2012, the partnership had derivatives with a notional amount of US$5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. As at December 31, 2011, the partnership had derivatives with a notional amount of US$5,343 million in place to fix rates on existing variable rate debt at between 0.3% and 9.9% for debt maturities between 2012 and 2014. The hedged variable rate debts are denominated in U.S. dollars, British pounds and Australian dollars.

  The fair value of the partnership's outstanding interest rate derivative positions as at December 31, 2012 is a loss of $273 million (2011 — loss of $271 million). For the years ended December 31, 2012, and 2011, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership's interest rate hedging activities was not significant.

  Foreign currency hedging

  The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As at December 31, 2012, the partnership had hedged a notional amount of £45 million at £0.62/US$ using foreign currency forward contracts maturing March 2013. As at December 31, 2011, the partnership had designated a notional amount of £45 million at £0.64/US$ and A$135 million at A$0.98/US$ using foreign currency contracts that matured between January and March of 2012.

  The fair value of the partnership's outstanding foreign currency forwards as at December 31, 2012 is nil (2011 — loss of $4 million).

  In addition, as of December 31, 2012, the partnership had designated C$1.1 billion (2011 — C$903 million) of Canadian dollar financial liabilities as hedges of its net investment in Canadian operations.

  Other derivatives

  The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

  At December 31, 2012, the partnership had a total return swap under which it received the return on a notional amount of 1.4 million BPO common shares in connection with BPO's deferred share unit plan. The fair value of the total return swap at December 31, 2012 was a gain of $1 million (2011 — gain of $2 million) and a loss of $1 million in connection with the total return swap was recognized in administration expense in the year ended December 31, 2012 (2011 — loss of $2 million).

  At December 31, 2012, the partnership had foreign exchange contracts outstanding to swap a €83 million notional amount to British pounds (2011 — €83 million). The fair value of these contracts as at December 31, 2012 was $2 million (2011 — nil) and a loss of $3 million was recognized in investment and other revenue in connection with these contracts in the year ended December 31, 2012 (2011 — gain of $4 million).

A-F-74

NOTE 25: FINANCIAL INSTRUMENTS (Continued)

(b)
Measurement and classification of financial instruments

  Classification and measurement

  The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the combined and consolidated financial statements:

			Dec. 31, 2012		Dec. 31, 2011
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial Assets
Loans and notes receivable	Loans & Receivables	Amortized Cost(1)	$458	$458	$1,585	$1,502
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	915	915	856	856
Derivative assets	FVTPL	Fair Value	538	538	184	184
Securities designated as AFS	AFS	Fair Value	208	208	152	152
Other receivables	Loans & Receivables	Amortized Cost	148	148	201	201
Accounts receivable and other
Other receivables	Loans & Receivables	Amortized Cost	989	989	786	796
Cash and cash equivalents	Loans & Receivables	Amortized Cost	894	894	741	749

			$4,150	$4,150	$4,505	$4,440

Financial Liabilities
Property debt	Other Liabilities	Amortized Cost(2)	$19,808	$20,353	$15,187	$15,562
Capital securities	Other Liabilities	Amortized Cost	866	890	994	1,054
Other non-current liabilities
Other secured debt	Other Liabilities	Amortized Cost	9	9	150	150
Other non-current financial liabilities	Other Liabilities	Amortized Cost(3)	430	430	343	343
Accounts payable and other liabilities	Other Liabilities	Amortized Cost(4)	1,592	1,592	1,142	1,219

			$22,705	$23,274	$17,816	$18,328

(1)
Includes loans and notes receivable classified as FVTPL and measured at fair value of nil (2011 — $138 million).
(2)
Includes embedded derivatives classified as FVTPL and measured at fair value of $54 million (2011 — $56 million).
(3)
Includes embedded derivatives classified as FVTPL and measured at fair value of $98 million (2011 — $83 million).
(4)
Includes embedded derivatives classified as FVTPL and measured at fair value of $248 million (2011 — $228 million).

  Fair value hierarchy

  The partnership values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

A-F-75

NOTE 25: FINANCIAL INSTRUMENTS (Continued)

  The following table outlines financial assets and liabilities measured at fair value in the combined and consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2012				Dec. 31, 2011
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Other non-current assets
Securities designated as FVTPL	$—	$—	$915	$915	$—	$—	$856	$856
Loans receivable designated as FVTPL	—	—	144	144	—	—	138	138
Securities designated as AFS	—	—	208	208	—	—	152	152
Derivative assets	—	—	538	538	—	—	184	184

	$—	$—	$1,805	$1,805	$—	$—	$1,330	$1,330

Financial Liabilities
Property debt	$—	$—	$54	$54	$—	$—	$56	$56
Other non-current liabilities	—	98	—	98	—	83	—	83
Accounts payable and other liabilities	—	248	—	248	—	228	—	228

	$—	$346	$54	$400	$—	$311	$56	$367

  A reconciliation of fair value measurements in Level 3 is presented below:

	Dec. 31, 2012		Dec. 31, 2011
(US$ Millions)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Opening balance	$1,330	$56	$1,385	$187
Acquisitions	370	—	138	—
Dispositions	(83)	—	(370)	(133)
Fair value gains (losses), net	188	(2)	177	2

Closing balance	$1,805	$54	$1,330	$56

(c)
Market risk

  Interest Rate risk

  The partnership faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the partnership's fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership's variable rate assets and liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011
BPO Corporate revolving facilities	$1	$4
Variable rate property debt	107	69
Fixed rate property debt due within one year	9	3

Total	$117	$76

  The partnership manages interest rate risk by primarily entering into fixed rate operating property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The partnership also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on anticipated refinancing of fixed rate debt.

  Foreign currency risk

  The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its

A-F-76

NOTE 25: FINANCIAL INSTRUMENTS (Continued)

  foreign currency denominated operations. The partnership's exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	Dec. 31, 2012				Dec. 31, 2011				Dec. 31, 2010
(Millions)	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income
Canadian Dollar	C$	1,020	$(93)	$—	C$	935	$(84)	$—	C$	820	$(74)	$—
Australian Dollar	A$	2,104	(199)	—	A$	2,005	(186)	—	A$	1,863	(173)	—
British Pound		£785	(116)	—		£641	(90)	—		£482	(69)	—
Euro		€62	—	(8)		€83	—	(10)		€83	—	(10)
Brazilian Real	R$	911	(41)	—	R$	586	(28)	—	R$	265	(14)	—

Total			$(449)	$(8)			$(388)	$(10)			$(330)	$(10)

  Equity price risk

  The partnership faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,347,152 of BPO's common shares. A $1 increase or decrease in BPO's share price would result in a $1 million gain or loss being recognized in administration expense.

  The partnership also faces equity price risk related to its 22% common equity interest in CWG. A $1 increase in CWG's share would result in a $141 million gain being recognized in fair value gains.

(d)
Credit risk

  The partnership's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in loans and notes receivable, other non-current assets, accounts receivables and other, and cash and cash equivalents.

  Credit risk arises on loans and notes receivables in the event that borrowers default on the repayment to the partnership. The partnership mitigates this risk by attempting to ensure that adequate security has been provided in support of such loans and notes.

  Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The partnership mitigates this risk through diversification, ensuring that borrowers meet minimum credit quality requirements and by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The partnership maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of operating property revenue.

  The majority of the partnership's trade receivables are collected within 30 days. The balance of accounts receivable and loans and notes receivable past due is not significant.

NOTE 26: RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the combined and consolidated financial statements.

The immediate parent of the partnership is the managing general partner of the partnership. The ultimate parent of the partnership is Brookfield. Other related parties of the partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

(US$ Millions) Transactions for the year ended Dec. 31,	2012	2011	2010
Lease revenue	$10	$2	$2
Interest income	40	101	71
Interest expense	4	41	7
Other expense	51	50	29
Management fees paid	21	30	52
Management fees received	—	15	5

A-F-77

NOTE 26: RELATED PARTIES (Continued)

(US$ Millions) Balances outstanding as at	Dec. 31, 2012	Dec. 31, 2011
BRPI promissory notes(1)	$—	$470
Loans receivable designated as FVTPL	—	138
Loans and notes receivable(2)	423	452
Other current receivables	1	57
Capitalized construction profits payable to Brookfield	49	40
Property debt payable	30	64
Other liabilities	52	22

(1)
In the fourth quarter of 2012, BRPI repaid the unsecured promissory notes of C$480 million. All principal and interest were repaid in full.
(2)
Includes $148 million receivable from Brookfield upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes. Also included is a $200 million loan receivable related to Brookfield's ownership of Brookfield Office Properties' Class AAA Series E capital securities earning a rate of 108% of bank prime.

NOTE 27: SEGMENTED INFORMATION

The partnership has three reportable segments, office, retail, and multi-family, industrial and other, which are independently reviewed and managed by the chief operating decision maker ("CODM"), who is identified as the chief executive officer of the manager of the partnership. Within each reportable segment are operating segments located in the United States, Canada, Australia, Brazil and Europe.

Information on the partnership's reportable segments is presented below:

The office segment owns and manages commercial office portfolios, located in major financial, energy, resource and government center cities in the North America, Australia and Europe. Included in the office segment is office development which entails developing office properties on a selective basis throughout North America, Australia and Europe in close proximity to the partnership's existing properties.

The retail segment owns interests in retail shopping centers in the United States, Australia and Brazil. The largest investment is a portfolio of U.S. super-regional shopping mall properties held through the partnership's economic interest in GGP.

The multi-family, industrial and other segment primarily owns interests in multi-family, industrial and hotel properties through partnership's private funds, as well as commercial real estate mortgages and mezzanine loans.

The CODM measures and evaluates segment performance based on equity attributable to parent company, net operating income, funds from operations and total return. Property net operating income ("NOI") and funds from operations ("FFO") do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The partnership defines these measures as follows:

  •
  NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

  •
  FFO: means income, including equity accounted income, before realized gains (losses), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

A-F-78

NOTE 27: SEGMENTED INFORMATION (Continued)

The following summary presents segmented financial information for the partnership's principal geographic areas of business:

	Total assets		Total liabilities		Equity attributable to parent
(US$ Millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Office
United States(1)	$15,978	$15,741	$8,077	$7,710	$7,311	$7,395
Canada(2)	5,262	4,718	2,526	2,247	2,224	2,044
Australia(3)	5,811	4,997	2,750	2,513	2,938	2,294
Europe	2,063	1,515	744	557	1,317	958
Developments	1,308	1,607	412	699	479	493
Unallocated(4)	—	—	1,284	1,375	(7,362)	(6,735)

	30,422	28,578	15,793	15,101	6,907	6,449
Retail
United States	5,757	4,282	305	51	5,029	3,938
Australia	231	260	102	116	107	122
Brazil	2,287	2,430	871	1,186	369	311

	8,275	6,972	1,278	1,353	5,505	4,371
Multi-Family, Industrial and Other(5)	8,984	4,065	6,607	2,090	751	735

	$47,681	$39,615	$23,678	$18,544	$13,163	$11,555

(1)
Equity attributable to parent is net of non-controlling interests of $590 million (2011 — $636 million).
(2)
Equity attributable to parent is net of non-controlling interests of $512 million (2011 — $427 million).
(3)
Equity attributable to parent is net of non-controlling interests of $123 million (2011 — $190 million).
(4)
Unallocated liabilities include corporate debt and capital securities. Equity attributable to parent includes non-controlling interests.
(5)
Operations primarily in North America with interests in Europe, Australia, and Brazil.
(6)
Operations primarily in North America with interests in Europe, Australia, and Brazil.

	Total revenue			NOI			FFO
(US$ Millions) Year ended Dec. 31,	2012	2011	2010	2012	2011	2010	2012	2011	2010
Office
United States(1)	$1,418	$1,124	$768	$820	$561	$418	$470	$435	$427
Canada(2)	598	525	540	285	259	243	220	213	227
Australia	460	417	304	302	250	202	197	129	87
Europe(3)	77	49	61	33	32	31	44	20	27
Unallocated(4)	—	—	—	—	—	—	(567)	(490)	(405)

	2,553	2,115	1,673	1,440	1,102	894	364	307	363
Retail
United States	—	—	6	—	—	—	254	206	(11)
Australia	17	12	20	14	13	14	4	5	5
Brazil	143	167	136	95	111	94	2	(8)	(3)
Europe	—	1	16	—	1	12	—	(1)	(2)

	160	180	178	109	125	120	260	202	(11)
Multi-Family, Industrial and Other(5)	1,055	486	384	225	253	214	7	56	64

	$3,768	$2,781	$2,235	$1,774	$1,480	$1,228	$631	$565	$416

(1)
2012 funds from operations include equity accounted income of $79 million (2011 — $172 million, 2010 — $232 million) and is net of non-controlling interests of $29 million (2011 — $53 million, 2010 — $34 million).
(2)
2012 funds from operations is net of non-controlling interests of $65 million (2011 — $23 million, 2010 — $16 million).
(3)
2012 funds from operations include a dividend of $40 million from Canary Wharf (2011 — $16 million, 2010 — $26 million).
(4)
Funds from operations include unallocated interest expense, operating costs and non-controlling interest.
(5)
Operations primarily in North America with interests in Europe, Australia, and Brazil.

A-F-79

NOTE 27: SEGMENTED INFORMATION (Continued)

The following table provides a reconciliation of revenue, net operating income, funds from operations and total return to net income attributable to parent company for each of the years ended December 31, 2012, 2011, and 2010:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Commercial property revenue	$2,858	$2,385	$2,067
Hospitality revenue	743	164	—
Direct commercial property expense	(1,189)	(931)	(839)
Direct hospitality expense	(687)	(138)	—
Depreciation and amortization of real estate assets(1)	49	—	—

NOI	1,774	1,480	1,228
Investment and other revenue	167	232	168
Investment and other expense	(36)	(54)	(26)
Share of equity accounted income excluding fair value gains	427	492	309
Interest expense	(1,020)	(962)	(778)
Administration expense	(169)	(104)	(109)
Non-controlling interests in funds from operations	(512)	(519)	(376)

FFO	631	565	416
Depreciation and amortization of real estate assets(1)	(49)	—	—
Fair value gains, net	1,227	1,509	835
Share of equity accounted fair value gains	808	1,612	561
Income tax expense	(489)	(439)	(78)
Non-controlling interest in net income attributable to parent company	(652)	(903)	(707)

Net income attributable to parent company	1,476	2,344	1,027

(1)
Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI.

The following summary presents financial information by the partnership's principal geographic regions in which it operates:

				Total non-current assets as at
	Total revenue year ended Dec. 31,
				Dec. 31, 2012	Dec. 31, 2011
(US$ Millions)	2012	2011	2010
United States	$2,398	$1,610	$1,158	$28,445	$23,011
Canada	602	525	540	5,509	4,714
Australia	548	429	324	7,050	5,858
Brazil	143	167	136	2,360	2,175
Europe	77	50	77	2,222	1,557

	$3,768	$2,781	$2,235	$45,586	$37,315

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents the cash interest and taxes paid for the years ended December 31, 2012, 2011 and 2010:

(US$ Millions) Year ended Dec. 31,	2012	2011	2010
Cash taxes paid	$96	$94	$49
Cash interest paid	906	755	730

Included in cash and cash equivalents is $803 million (2011 — $605 million) of cash and $107 million of short-term deposits at December 31, 2012 (2011 — $144 million).

NOTE 29: APPROVAL OF THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The combined and consolidated financial statements were approved by the Board of Directors of the partnership and authorized for issue on December 12, 2013.

A-F-80

NOTE 30: SUBSEQUENT EVENTS

On April 15, 2013, Brookfield completed the Spin-off of its commercial property operations Business to the partnership, which was effected by way of a special dividend of units of the partnership to holders of Brookfield's Class A and B limited voting shares as of March 26, 2013. Each holder of shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield retaining units of the partnership, redeemable/exchangeable units of the property partnership ("Redeemable/Exchangeable Units"), and a 1% general partner interest in the property partnership through Brookfield Property GP L.P. (the "Property GP LP"), an indirect wholly-owned subsidiary of Brookfield.

On Spin-off, the partnership entered into a management agreement with its managers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the base management fee, to the manager equal to $12.5 million per quarter ($50 million annually).

Additionally, the partnership will pay a quarterly equity enhancement distribution to the Property GP LP of 0.3125% of the amount by which the property partnership's total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership's units on the NYSE (or other exchange or market where the partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield's interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and Brookfield Property L.P. and certain holding entities held directly by the property partnership.

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership's general partner as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield through Brookfield Property GP L.P., and on August 8, 2013 was renamed to Brookfield Property Special L.P. ("Property Special LP"), was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partnership units. The amendment to the partnership agreement for the operating partnership did not change the economic interests of the partnership and Brookfield in the operating partnership. Accordingly, the reference to Property Special LP will refer to both Brookfield Property GP L.P., and Property Special LP.

On October 1, 2013, the partnership reached an agreement to acquire Industrial Developments International Inc. ("IDI") from the U.S. subsidiary of Kajima Corporation in a $1.1 billion transaction that will create one of North America's largest industrial property companies. The partnership will own an approximate 25% interest in IDI with the balance owned by Brookfield's institutional partners. The transaction is expected to close in the fourth quarter of 2013. The partnership is in the process of finalizing its purchase price allocation.

On October 15, 2013, the partnership, through DTLA Holdings LLC ("DTLA Holdings"), completed the acquisition of MPG Office Trust, Inc. ("MPG"), an owner and operator of office properties in Los Angeles, for $433 million. DTLA Holdings is a fund established to invest in downtown Los Angeles office properties that is controlled by the company through it's approximately 47% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 53% is held by institutional partners. The partnership and its institutional partners contributed cash and the Los Angeles assets previously held by the partnership's U.S. Office Fund to DTLA Holdings. DTLA Holdings now indirectly owns both the partnership's existing downtown Los Angeles office assets and all of the assets of MPG through a subsidiary, Brookfield DTLA Fund Office Trust Investor Inc.

Through DTLA Holdings, the partnership indirectly acquired all of the voting common shares of MPG for cash of $3.15 per share. Pursuant to the terms of the transaction, the partnership made a tender offer to purchase MPG's outstanding Series A Preferred Stock for cash of $25.00 per share and, for each share of MPG Series A Preferred Stock that was not tendered, the partnership exchanged the preferred stock for one share of Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with rights, terms and conditions substantially identical to the MPG preferred stock. The total consideration of $433 million paid for MPG common and preferred shares was paid with cash of $190 million and 9,730,370 Brookfield DTLA Fund Office Trust Investor Inc. Series A Preferred Stock with a fair value of $243 million which will be recognized as non-controlling interest in the partnership's combined and consolidated financial statements. The fair value was determined based on discounting the expected cash flows associated with the preferred shares.

A-F-81

NOTE 30: SUBSEQUENT EVENTS (Continued)

The acquisition represents a business combination accounted for in accordance with IFRS 3(R). The partnership will consolidate its interest in MPG effective October 15, 2013 and recognize the assets and liabilities of MPG at fair value as at that date. The following is a preliminary summary of the amounts assigned to each major class of asset and liability of MPG at the date the company obtained control:

(Millions)	As at October 15, 2013
Commercial properties and developments	$1,781
Accounts receivables and other assets	30
Restricted cash and deposits	234
Cash and cash equivalents	40
Commercial property debt	1,617
Accounts payable and accrued liabilities	35

Total	$433

On November 1, 2013 the partnership. announced that it has agreed to acquire additional shares and warrants to acquire common shares of General Growth Properties and Rouse Properties for total consideration of approximately $1.4 billion. As a result of the acquisition, the partnership will increase its fully-diluted ownership interest in GGP to approximately 28% or approximately 32%, assuming the exercise of all of the outstanding warrants, and Rouse to approximately 39%.

A-F-82

SCHEDULE III —

SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION

        The table below presents the number of operating properties, the related fair value, debt, and weighted average year of acquisition and weighted average year of construction by segment as of December 31, 2012.

	Number of properties	Fair Value(2)	Debt(3)	Weighted Average Year of Acquisition(1)	Weighted Average Year of Construction(1)
		($ millions)	($ millions)
Office Properties
United States	55	$13,772	$6,547	2002	1983
Canada	27	5,132	1,960	1999	1986
Australia	33	4,592	2,453	2008	2002
Europe	2	990	675	2007	2000

	117	24,486	11,635	2003	1988

Retail Properties
Brazil	10	1,911	735	2000	1987
Australia	4	225	103	2008	1987

	14	2,136	838	2001	1987

Multi-family, Industrial and Other
United States	172	3,356	1,878	2010	1990
Canada	1	30	20	2006	n/a	(4)
Australia	8	203	651	2012	1978

	181	3,589	2,549	2010	1989

Total	312	$30,211	$15,022	2002	1987

(1)
Weighted against the current fair value of the properties.
(2)
Excludes development properties with a fair value of $1,496 million in the United States, Australia, Canada, Europe, and Brazil.
(3)
Excludes debt related to the development properties in the amount of $467 million in United States, Australia and Brazil.
(4)
Represents an investment in land.

A-F-83

GENERAL GROWTH PROPERTIES, INC.

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2012 and 2011
and for each of the three years in the period ended December 31, 2012

A-F-84

 GENERAL GROWTH PROPERTIES, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

        We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the years ended December 31, 2012 and 2011, for the period from November 10, 2010 through December 31, 2010 (Successor Company operations), and for the period from January 1, 2010 through November 9, 2010 (Predecessor Company operations). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of GGP/Homart II L.L.C. and GGP TRS L.L.C., the Company's investments in which are accounted for by use of the equity method. The Company's equity of $700,568,000 and $800,784,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2012 and 2011, respectively, and of $9,315,000, $(4,740,000), and $(1,109,000) in GGP/Homart II L.L.C.'s net income (loss) for each of the three years in the respective period ended December 31, 2012 are included in the accompanying financial statements. The Company's equity of $242,802,000 and $229,519,000 in GGP-TRS L.L.C.'s net assets as of December 31, 2012 and 2011, respectively, and of $6,133,000, $(4,620,000), and $(16,403,000) in GGP-TRS L.L.C.'s net income (loss) for each of the three years in the respective period ended December 31, 2012 are included in the accompanying financial statements. The financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. were audited by other auditors related to the periods listed above whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based on the reports of the other auditors and the procedures that we considered necessary in the circumstances with respect to the inclusion of the Company's equity investments and equity method income in the accompanying consolidated financial statements taking into consideration (1) the basis adjustments of the equity method investments as a result of the revaluation of the investments to fair value discussed in Note 3 and (2) the allocation of the equity method investment income from the operations of these investees between the two periods within the calendar year 2010 for the Predecessor Company and Successor Company.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the Successor Company consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2011 and the period from November 10, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, based on our audits and the reports of the other auditors, the Predecessor Company consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the period from January 1, 2010 through November 9, 2010 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, on October 21, 2010, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on November 9, 2010. Accordingly, the accompanying financial statements have been prepared in conformity with ASC 852-10, Reorganizations, and ASC 805-10, Business Combinations, for the Successor Company as a new entity including assets, liabilities, and a capital structure with carrying values not comparable with prior periods.

A-F-85

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
Chicago, Illinois
February 28, 2013

A-F-86

 INDEPENDENT AUDITORS' REPORT

The Members
GGP/Homart II L.L.C.:

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of GGP/Homart II L.L.C. (a Delaware Limited Liability Company) and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, changes in capital, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart II L.L.C. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
February 28, 2013

A-F-87

 INDEPENDENT AUDITORS' REPORT

The Members
GGP-TRS L.L.C.:

Report on the Financial Statements

        We have audited the accompanying consolidated financial statements of GGP-TRS L.L.C. (a Delaware Limited Liability Company) and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP-TRS L.L.C. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
February 28, 2013

A-F-88

 GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Dollars in thousands, except per share amounts)
Assets:
Investment in real estate:
Land	$4,278,471	$4,623,944
Buildings and equipment	18,806,858	19,837,750
Less accumulated depreciation	(1,440,301)	(974,185)
Construction in progress	376,529	135,807

Net property and equipment	22,021,557	23,623,316
Investment in and loans to/from Unconsolidated Real Estate Affiliates	2,865,871	3,052,973

Net investment in real estate	24,887,428	26,676,289
Cash and cash equivalents	624,815	572,872
Accounts and notes receivable, net	260,860	218,749
Deferred expenses, net	179,837	170,012
Prepaid expenses and other assets	1,329,465	1,805,535
Assets held for disposition	—	74,694

Total assets	$27,282,405	$29,518,151

Liabilities:
Mortgages, notes and loans payable	$15,966,866	$17,143,014
Accounts payable and accrued expenses	1,212,231	1,445,738
Dividend payable	103,749	526,332
Deferred tax liabilities	28,174	29,220
Tax indemnification liability	303,750	303,750
Junior Subordinated Notes	206,200	206,200
Warrant liability	1,488,196	985,962
Liabilities held for disposition	—	74,795

Total liabilities	19,309,166	20,715,011

Redeemable noncontrolling interests:
Preferred	136,008	120,756
Common	132,211	103,039

Total redeemable noncontrolling interests	268,219	223,795

Commitments and Contingencies	—	—
Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 939,049,318 and 935,307,487 shares issued and outstanding as of December 31, 2012 and 2011	9,392	9,353
Additional paid-in capital	10,432,447	10,405,318
Retained earnings (accumulated deficit)	(2,732,787)	(1,883,569)
Accumulated other comprehensive loss	(87,354)	(47,773)

Total stockholders' equity	7,621,698	8,483,329
Noncontrolling interests in consolidated real estate affiliates	83,322	96,016

Total equity	7,705,020	8,579,345

Total liabilities and equity	$27,282,405	$29,518,151

The accompanying notes are an integral part of these consolidated financial statements

A-F-89

 GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Revenues:
Minimum rents	$1,578,074	$1,536,328	$225,411	$1,321,004
Tenant recoveries	716,120	711,663	97,444	613,564
Overage rents	69,550	60,849	17,609	31,056
Management fees and other corporate revenues	71,949	61,165	8,883	54,351
Other	76,157	74,779	14,600	55,370

Total revenues	2,511,850	2,444,784	363,947	2,075,345

Expenses:
Real estate taxes	226,482	224,013	31,552	189,711
Property maintenance costs	84,783	91,204	17,228	74,539
Marketing	33,854	33,602	10,622	21,359
Other property operating costs	368,154	376,152	55,947	319,838
Provision for doubtful accounts	4,517	5,075	(47)	12,628
Property management and other costs	159,671	187,035	29,337	134,602
General and administrative	39,255	30,886	22,241	24,392
Provision for impairment	58,198	916	—	4,516
Depreciation and amortization	793,877	874,189	121,782	492,823

Total expenses	1,768,791	1,823,072	288,662	1,274,408

Operating income	743,059	621,712	75,285	800,937
Interest income	2,924	2,418	718	1,455
Interest expense	(811,094)	(879,532)	(126,647)	(1,167,032)
Warrant liability adjustment	(502,234)	55,042	(205,252)	—
Gain from change in control of investment properties	18,547	—	—	—
Loss on extinguishment of debt	(15,007)	—	—	—

Loss before income taxes, equity in income (loss) of Unconsolidated Real Estate Affiliates, reorganization items, discontinued operations and allocation to noncontrolling interests	(563,805)	(200,360)	(255,896)	(364,640)
(Provision for) benefit from income taxes	(9,091)	(8,723)	8,992	60,962
Equity in income (loss) of Unconsolidated Real Estate Affiliates	54,984	2,898	(504)	12,139
Equity in income (loss) of Unconsolidated Real Estate Affiliates-gain on investment	23,358	—	—	9,718
Reorganization items	—	—	—	(354,726)

Loss from continuing operations	(494,554)	(206,185)	(247,408)	(636,547)
Discontinued operations:
Loss from discontinued operations, including gains (losses) on dispositions	(27,744)	(100,619)	(8,676)	(576,178)
Gain on extinguishment of debt	50,765	—	—	—

Discontinued operations, net	23,021	(100,619)	(8,676)	(576,178)

Net loss	(471,533)	(306,804)	(256,084)	(1,212,725)
Allocation to noncontrolling interests	(9,700)	(6,368)	1,868	26,967

Net loss attributable to common stockholders	$(481,233)	$(313,172)	$(254,216)	$(1,185,758)

A-F-90

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Basic Loss Per Share:
Continuing operations	$(0.54)	$(0.22)	$(0.26)	$(1.96)
Discontinued operations	0.02	(0.11)	(0.01)	(1.78)

Total basic loss per share	$(0.52)	$(0.33)	$(0.27)	$(3.74)

Diluted Loss Per Share:
Continuing operations	$(0.54)	$(0.27)	$(0.26)	$(1.96)
Discontinued operations	0.02	(0.10)	(0.01)	(1.78)

Total diluted loss per share	$(0.52)	$(0.37)	$(0.27)	$(3.74)

Dividends declared per share	$0.42	$0.83	$0.38	$—
Comprehensive Loss, Net:
Net loss	$(471,533)	$(306,804)	$(256,084)	$(1,212,725)
Other comprehensive income (loss):
Net unrealized gains on financial instruments	—	—	129	15,024
Accrued pension adjustment	—	—	—	1,745
Foreign currency translation	(39,674)	(48,545)	75	(16,552)
Unrealized gains (losses) on available-for-sale securities	(165)	263	(32)	38

Other comprehensive income (loss)	(39,839)	(48,282)	172	255

Comprehensive loss	(511,372)	(355,086)	(255,912)	(1,212,470)
Comprehensive (income) loss allocated to noncontrolling interests	(9,442)	(6,031)	1,869	26,921

Comprehensive loss, net attributable to common stockholders	$(520,814)	$(361,117)	$(254,043)	$(1,185,549)

The accompanying notes are an integral part of these consolidated financial statements

A-F-91

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
	(Dollars in thousands, except per share amounts)
Balance at January 1, 2010 (Predecessor)	$3,138	$3,729,453	$(2,832,627)	$(249)	$(76,752)	$24,376	$847,339
Net (loss) income			(1,185,758)			1,545	(1,184,213)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(1,927)	(1,927)
Restricted stock grants, net of forfeitures (87,059 common shares)	1	8,309					8,310
Issuance of common stock — payment of dividend (4,923,287 common shares)	49	53,346					53,395
Other comprehensive income				47,684			47,684
Fair value adjustment for noncontrolling interest in Operating Partnership		(38,854)					(38,854)
Distribution of HHC			(1,487,929)	1,268		(808)	(1,487,469)

Balance at November 9, 2010 (Predecessor)	$3,188	$3,752,254	$(5,506,314)	$48,703	$(76,752)	$23,186	$(1,755,735)

Effects of acquisition accounting:
Elimination of Predecessor common stock	(3,188)	(3,752,254)			76,752	(23,186)	(3,701,876)
Elimination of Predecessor accumulated deficit and accumulated other comprehensive income			5,506,314	(48,703)			5,457,611
Issuance of common stock pursuant to the Plan (643,780,488 common shares, net of 120,000,000 stock warrants issued and stock issuance costs)	6,438	5,569,060					5,575,498
Issuance of common stock to existing common shareholders pursuant to the Plan	3,176	4,443,515					4,446,691
Restricted stock grants, net of forfeitures (1,725,000 common shares)	17	(17)					—
Change in basis for noncontrolling interests in consolidated real estate affiliates						102,169	102,169

Balance at November 10, 2010 (Successor)	$9,631	$10,012,558	$—	$—	$—	$102,169	$10,124,358

Net (loss) income			(254,216)			534	(253,682)
Issuance of common stock (154,886,000 common shares, net of stock issuance costs)	1,549	2,145,488					2,147,037
Clawback of common stock pursuant to the Plan (179,276,244 common shares)	(1,792)	(1,797,065)					(1,798,857)
Restricted stock grants, net of forfeitures (1,315,593 common shares)	13	5,026					5,039
Stock option grants, net of forfeitures (1,828,369 common shares)	18	4,978					4,996
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(416)	(416)
Other comprehensive income				172			172
Fair value adjustment for noncontrolling interest in Operating Partnership		(11,522)					(11,522)
Issuance of subsidiary preferred shares (360 preferred shares)						360	360
Cash distributions declared ($0.038 per share)			(35,736)				(35,736)
Stock distributions declared ($0.342 per share)		322,123	(322,123)				—

A-F-92

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
	(Dollars in thousands, except per share amounts)
Balance at December 31, 2010 (Successor)	$9,419	$10,681,586	$(612,075)	$172	$—	$102,647	$10,181,749

Net loss			(313,172)			(1,075)	(314,247)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(5,556)	(5,556)
Issuance of common stock — payment of dividend (22,256,121 common shares)	223	(244)	21				—
Restricted stock grants, net of forfeitures ((341,895) common shares)	(3)	11,578	(307)				11,268
Stock option grants, net of forfeitures (121,439 common shares)	1	834					835
Purchase and cancellation of common shares ((35,833,537) common shares)	(358)	(398,590)	(154,562)				(553,510)
Cash dividends reinvested (DRIP) in stock (7,225,345 common shares)	71	115,292					115,363
Other comprehensive loss				(47,945)			(47,945)
Cash distributions declared ($0.40 per share)		(16)	(376,824)				(376,840)
Cash redemptions for common units in excess of carrying value		(648)					(648)
Fair value adjustment for noncontrolling interest in Operating Partnership		(4,474)					(4,474)
Dividend for RPI Spin-off			(426,650)				(426,650)

Balance at December 31, 2011 (Successor)	$9,353	$10,405,318	$(1,883,569)	$(47,773)	$—	$96,016	$8,579,345

Net (loss) income			(481,233)			784	(480,449)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates						(13,478)	(13,478)
Restricted stock grants, net of forfeitures ((85,452) common shares)	(1)	8,888					8,887
Employee stock purchase program (98,076 common shares)	1	1,604					1,605
Stock option grants, net of forfeitures (617,842 common shares)	6	19,853					19,859
Cash dividends reinvested (DRIP) in stock (3,111,365 common shares)	33	48,490					48,523
Other comprehensive loss				(39,581)			(39,581)
Cash distributions declared ($0.42 per share)			(394,029)				(394,029)
Cash redemptions for common units in excess of carrying value		(1,083)					(1,083)
Fair value adjustment for noncontrolling interest in Operating Partnership		(50,623)					(50,623)
Adjustment to dividend for RPI Spin-Off			26,044				26,044

Balance at December 31, 2012 (Successor)	$9,392	$10,432,447	$(2,732,787)	$(87,354)	$—	$83,322	$7,705,020

The accompanying notes are an integral part of these consolidated financial statements.

A-F-93

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Cash Flows from Operating Activities:
Net loss	$(471,533)	$(306,804)	$(256,084)	$(1,212,725)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in (income) loss of Unconsolidated Real Estate Affiliates	(54,984)	(2,898)	504	(12,139)
Equity in (income) loss of Unconsolidated Real Estate Affiliates — gain on investment	(23,358)	—	—	(9,718)
Provision for impairment from Equity in income of Unconsolidated Real Estate Affiliates	—	—	—	20,200
Distributions received from Unconsolidated Real Estate Affiliates	35,399	18,226	4,745	52,150
Provision for doubtful accounts	4,807	7,944	480	19,472
Depreciation and amortization	813,953	985,686	142,274	603,653
Amortization/write-off of deferred finance costs	5,380	2,705	—	27,885
Accretion/write-off of debt market rate adjustments	(39,798)	(60,093)	(2,898)	80,733
Amortization of intangibles other than in-place leases	105,871	144,239	15,977	3,977
Straight-line rent amortization	(61,963)	(89,728)	(3,204)	(31,101)
Deferred income taxes including tax restructuring benefit	1,655	(3,148)	(6,357)	(497,890)
Non-cash interest expense on Exchangeable Senior Notes	—	—	—	21,618
Non-cash interest expense resulting from termination of interest rate swaps	—	—	—	9,635
Non-cash interest income related to properties held for sale	—	—	—	(33,417)
(Gain) loss on dispositions	(24,426)	(4,332)	4,976	(6,684)
Loss on HHC distribution	—	—	—	1,117,961
Payments pursuant to Contingent Stock Agreement	—	—	(220,000)	(10,000)
Land/residential development and acquisitions expenditures	—	—	—	(66,873)
Cost of land and condominium sales	—	—	—	74,302
Revenue recognition of deferred land and condominium sales	—	—	—	(36,443)
Gain from change in control of investment properties	(18,547)	—	—	—
Gain on extinguishment of debt	(60,676)	—	—	—
Provisions for impairment	118,588	68,382	—	35,893
Warrant liability adjustment	502,234	(55,042)	205,252	—
Reorganization items — finance costs related to emerged entities/DIP Facility	—	—	—	180,790
Non-cash reorganization items	—	—	—	12,503
Net changes:
Accounts and notes receivable	4,985	(30,239)	14,751	79,636
Prepaid expenses and other assets	8,956	13,741	26,963	(113,734)
Deferred expenses	(45,518)	(67,719)	(6,282)	(16,517)
Restricted cash	50,864	17,407	(78,489)	(76,513)
Accounts payable and accrued expenses	(63,945)	(135,448)	(203,084)	(137,618)
Other, net	19,159	(77)	1,869	(38,018)

Net cash provided by (used in) operating activities	807,103	502,802	(358,607)	41,018

The accompanying notes are an integral part of these consolidated financial statements.

A-F-94

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Cash Flows from Investing Activities:
Acquisition of real estate and property additions	(362,358)	(45,034)	—	—
Development of real estate and property improvements	(339,988)	(208,242)	(54,083)	(223,373)
Proceeds from sales of investment properties	397,251	627,872	108,914	39,450
Proceeds from sales of investment in Unconsolidated Real Estate Affiliates	—	74,906	—	94
Contributions to Unconsolidated Real Estate Affiliates	(265,107)	(92,101)	(6,496)	(51,448)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	372,205	131,290	19,978	160,624
Decrease (increase) in restricted cash	(23,455)	(2,975)	(4,943)	(10,363)
Distributions of HHC	—	—	—	(3,565)
Other, net	—	(293)	—	(579)

Net cash (used in) provided by investing activities	(221,452)	485,423	63,370	(89,160)

Cash Flows from Financing Activities:
Proceeds from (repayment of) Pershing Note	—	—	(350,000)	350,000
Clawback of common stock pursuant to the Plan	—	—	(1,798,857)	—
Principal payments on mortgages, notes and loans payable pursuant to the Plan	—	—	—	(2,258,984)
Proceeds from refinancing/issuance of mortgages, notes and loans payable	5,622,525	2,145,848	—	431,386
Principal payments on mortgages, notes and loans payable	(5,796,656)	(2,797,540)	(226,319)	(758,182)
Deferred finance costs	(34,137)	(19,541)	—	—
Finance costs related to the Plan	—	—	—	(180,790)
Cash distributions paid to common stockholders	(384,339)	(319,799)	—	(5,957)
Cash distributions reinvested (DRIP) in common stock	48,523	115,363	—	—
Cash distributions paid to holders of common units	(3,812)	(6,802)	—	—
Cash dividends paid to holders of perpetual and convertible preferred units	—	—	—	(16,199)
Purchase and cancellation of common shares	—	(553,510)	—	—
Proceeds from capitalization pursuant to the Plan	—	—	2,147,037	3,371,769
Other, net	14,188	(683)	7,088	(1,698)

Net cash (used in) provided by financing activities	(533,708)	(1,436,664)	(221,051)	931,345

Net change in cash and cash equivalents	51,943	(448,439)	(516,288)	883,203
Cash and cash equivalents at beginning of period	572,872	1,021,311	1,537,599	654,396

Cash and cash equivalents at end of period	$624,815	$572,872	$1,021,311	$1,537,599

Supplemental Disclosure of Cash Flow Information:
Interest paid	$859,809	$903,758	$93,987	$1,409,681
Interest capitalized	1,489	1,914	208	2,627
Income taxes paid	2,664	9,422	179	5,247
Reorganization items paid	—	128,070	154,668	317,774
Third party property exchange	—	44,672	—	—
The accompanying notes are an integral part of these consolidated financial statements.

A-F-95

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Non-Cash Transactions:
Change in accrued capital expenditures included in accounts payable and accrued expenses	$4,945	$(13,810)	$5,928	$(73,618)
Common stock issued in exchange for Operating Partnership Units	—	—	—	3,224
Changed in deferred contingent property acquisition liabilities	—	—	—	161,622
Mortgage debt market rate adjustments related to Emerged Debtors prior to the Effective Date	—	—	—	323,318
Gain on Aliansce IPO	—	—	—	9,718
Gain on investment in Unconsolidated Real Estate Affiliates	23,358	—	—	—
Debt payoffs via deeds in-lieu	—	161,524	—	97,539
Non-Cash Stock Transactions related to the Plan:
Stock issued for paydown of the DIP facility	—	—	—	400,000
Stock issued for debt paydown pursuant to the Plan	—	—	—	2,638,521
Stock issued for reorganization costs pursuant to the Plan	—	—	—	960
Rouse Properties, Inc. Dividend:
Adjustment to dividend for RPI Spin-off	(26,044)	—	—	—
Non-cash dividend for RPI Spin-off	—	426,650	—	—
Non-Cash Distribution of RPI Spin-off and HHC Spin-off:
Assets	1,554,486	—	—	3,618,819
Liabilities and equity	(1,554,486)	—	—	(3,622,384)
Non-Cash Sale of Property to RPI:
Assets	63,672	—	—	—
Mortgage debt forgiven or assumed by acquirer	(71,908)	—	—	—
Other liabilities and equity	8,236	—	—	—
Non-Cash Sale of Property to HHC:
Assets	17,085	—	—	—
Mortgage debt forgiven or assumed by acquirer	(19,166)	—	—	—
Other liabilities and equity	2,081	—	—	—
Non-Cash Sale of Regional Mall:
Assets	20,296	—	—	—
Mortgage debt forgiven or assumed by acquirer	(66,000)	—	—	—
Other liabilities and equity	45,704	—	—	—
Non-Cash Acquisition of The Oaks and Westroads:
Assets (consolidated)	218,071	—	—	—
Liabilities and equity (consolidated)	(218,071)	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

A-F-96

GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
	(Dollars in thousands, except per share amounts)
Decrease in assets and liabilities resulting from the contribution of two wholly owned malls into two newly formed unconsolidated joint ventures
Assets	$—	$(349,942)	$—	$—
Liabilities and equity	—	(234,962)	—	—
Supplemental Disclosure of Cash Flow Information Related to Acquisition
Accounting:
Non-cash changes related to acquisitions accounting:
Land	$—	$—	$—	$1,726,166
Buildings and equipment	—	—	—	(1,605,345)
Less accumulated depreciation	—	—	—	4,839,700
Investment in and loans to/from Unconsolidated Real Estate Affiliates	—	—	—	1,577,408
Deferred expenses, net	—	—	—	(258,301)
Mortgages, notes and loans payable	—	—	—	(421,762)
Equity	—	—	—	(6,421,548)

The accompanying notes are an integral part of these consolidated financial statements.

A-F-97

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1: ORGANIZATION

General Growth Properties, Inc. ("GGP", the "Successor" or the "Company"), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a "REIT". GGP is the successor registrant, by merger, on November 9, 2010 to GGP, Inc. (the "Predecessor"). The Predecessor had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the Southern District of New York on April 16, 2009 and emerged from bankruptcy, pursuant to a plan of reorganization (the "Plan") on November 9, 2010 (the "Effective Date"). In these notes, the terms "we," "us" and "our" refer to GGP and its subsidiaries or, in certain contexts, the Predecessor and its subsidiaries.

GGP, through its subsidiaries and affiliates, operates, manages and selectively re-develops primarily regional mall properties. As of December 31, 2012, our portfolio was comprised of 126 regional malls in the United States and 18 malls in Brazil comprising approximately 135 million square feet of gross leaseable area ("GLA"). In addition to regional malls, as of December 31, 2012, we owned 11 strip/other retail centers totaling 2.5 million square feet, primarily in the Western region of the United States, as well as seven stand-alone office buildings totaling 0.9 million square feet, concentrated in Columbia, Maryland.

Substantially all of our business is conducted through GGP Limited Partnership (the "Operating Partnership" or "GGPLP"). GGPLP owns an interest in all retail and other rental properties that are part of the consolidated financial statements of GGP. As of December 31, 2012, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units as defined below) of the Operating Partnership, while the remaining 1% was held by limited partners that indirectly include family members of the original stockholders of the Predecessor and certain previous contributors of properties to the Operating Partnership.

The Operating Partnership also has preferred units of limited partnership interest (the "Preferred Units") outstanding. The terms of the Preferred Units provide that the Preferred Units are convertible into Common Units which then are redeemable for cash or, at our option, shares of GGP common stock (Note 12).

In addition to holding ownership interests in various joint ventures, the Operating Partnership generally conducts its operations through the following subsidiaries:

  •
  GGP-TRC, LLC ("TRCLLC"), formerly known as The Rouse Company, LLC, which has ownership interests in certain Consolidated Properties and Unconsolidated Properties (each as defined below) and is the borrower of certain unsecured bonds (Note 8).

  •
  General Growth Management, Inc. ("GGMI"), a taxable REIT subsidiary (a "TRS"), which manages, leases, and performs various services for some of our Unconsolidated Real Estate Affiliates (defined below). GGMI also performs marketing and strategic partnership services at all of our Consolidated Properties.

We refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also hold some properties through joint venture entities in which we own a noncontrolling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties".

NOTE 2: CHAPTER 11 AND THE PLAN

In April 2009, the Predecessor and certain of its domestic subsidiaries (the "Debtors") filed voluntary petitions for relief under Chapter 11 in the bankruptcy court of the Southern District of New York (the "Bankruptcy Court"). On October 21, 2010, the Bankruptcy Court entered an order confirming the Debtors' plan of reorganization (the "Plan").

The Plan was based on the agreements (collectively, as amended and restated, the "Investment Agreements") with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (the "Brookfield Investor"), an affiliate of Fairholme Funds, Inc. ("Fairholme") and an affiliate of Pershing Square Capital Management, L.P. ("Pershing Square" and together with the Brookfield Investor and Fairholme, the "Plan Sponsors"), pursuant to which the Predecessor would be divided into two companies, GGP and The Howard Hughes Corporation ("HHC"), and the Plan Sponsors would invest in the Company's standalone emergence plan. In addition, the Predecessor entered into an investment agreement with Teachers Retirement System of Texas ("Texas Teachers") to purchase shares of GGP common stock. The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group ("Blackstone") whereby Blackstone subscribed for equity in GGP.

On the Effective Date, the Plan Sponsors, Blackstone and Texas Teachers owned a majority of the outstanding common stock of GGP. The Predecessor common stockholders held approximately 317 million shares of GGP common stock at the Effective Date; whereas, the Plan Sponsors, Blackstone, Texas Teachers held approximately 644 million shares of GGP common stock on such date. Notwithstanding such majority ownership, the Plan Sponsors entered into certain agreements that limited their discretion with respect to affiliate, change of control and other stockholder transactions or votes. In addition, 120 million warrants (the "Warrants") to purchase our common stock were issued to the Plan Sponsors and Blackstone (Note 10). The fair value of the Warrants was recognized as a liability on the Effective Date and

A-F-98

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 2: CHAPTER 11 AND THE PLAN (Continued)

subsequent changes in the fair value of the liability were reflected in earnings. As of December 31, 2012, the Brookfield Investor, Pershing and Blackstone held approximately 474 million shares of GGP common stock.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. All significant intercompany balances and transactions have been eliminated.

We operate in a single reportable segment which includes the operation, development and management of retail and other rental properties, primarily regional malls. Our portfolio of regional malls represents a collection of retail properties that are targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. We do not distinguish or group our consolidated operations based on geography, size or type. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company's operating properties are aggregated into a single reportable segment.

Reclassifications

Certain prior period amounts included in the Consolidated Statements of Operations and Comprehensive Loss and related footnotes associated with properties we have disposed of have been reclassified to discontinued operations for all periods presented. Also, we have separately presented certain amounts within our Consolidated Statements of Cash Flows to conform to the current year presentation.

Properties

Real estate assets are stated at cost less any provisions for impairments. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes and interest costs incurred during construction periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the construction period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the constructed assets.

Pre-development costs, which generally include legal and professional fees and other third-party costs directly related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed (see also our impairment policies in this Note 3 below).

We periodically review the estimated useful lives of our properties. Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives of 45 years for building and improvements, five to 10 years for equipment and fixtures and the shorter of lease term or useful life for tenant improvements.

Acquisitions of Operating Properties (Note 4)

Acquisitions of properties are accounted for utilizing the acquisition method of accounting and, accordingly, the results of operations of acquired properties have been included in the results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, assumed debt liabilities and identifiable intangible assets and liabilities such as amounts related to in-place tenant leases, acquired above and below-market tenant and ground leases, and tenant relationships. No significant value had been ascribed to tenant relationships.

The acquisition method of accounting was applied by the Company at the Effective Date, and as a result, the accompanying consolidated financial statements of the Successor have been prepared in conformity with reorganizations and business combinations accounting standards and reflect the revaluation of the Predecessor's assets, liabilities and equity to fair value. As a result, the financial statements of the Successor may not be comparable to the financial statements of the Predecessor.

A-F-99

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Unconsolidated Real Estate Affiliates (Note 7)

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received. Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 7), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from five to 45 years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity ("VIE") and, if so, determine which party is primary beneficiary by analyzing whether we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationship and terms. We consolidate a VIE when we have determined that we are the primary beneficiary.

Primary risks associated with our VIEs include the potential of funding the entities' debt obligations or making additional contributions to fund the entities' operations.

Partially owned, non-variable interest joint ventures over which we have controlling financial interest are consolidated in our consolidated financial statements. In determining if we have a controlling financial interest, we consider factors such as ownership interest, authority to make decisions, kick-out rights and substantive participating rights. Partially owned joint ventures where we do not have a controlling financial interest, but have the ability to exercise significant influence, are accounted for using the equity method.

We continually analyze and assess reconsideration events, including changes in the factors mentioned above, to determine if the consolidation treatment remains appropriate. Decisions regarding consolidation of partially owned entities frequently require significant judgment by our management. Errors in the assessment of consolidation could result in material changes to our consolidated financial statements.

Cash and Cash Equivalents

Highly-liquid investments with maturities of three months or less are classified as cash equivalents.

Leases

We account for the majority of our leases, in which we are the lessor or lessee, as operating leases. Leases in which we are the lessor that transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables. Leases in which we are the lessee that transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized as Buildings and equipment and depreciated over the shorter of the useful life or the applicable lease term.

In leasing tenant space, we may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, we determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership of such improvements. If we are considered the owner of the leasehold improvements, we capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the leasehold improvements or the related lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is capitalized to Deferred expenses and considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue on a straight-line basis.

Deferred Expenses

Deferred expenses primarily consist of leasing commissions and related costs and are amortized using the straight-line method over the life of the leases. Deferred expenses also include financing fees we incurred in order to obtain long-term financing and are amortized as interest

A-F-100

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method.

Revenue Recognition and Related Matters

Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rent revenues also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates, as well as, accretion related to above and below-market tenant leases on acquired properties and properties that were recorded at fair value at the Effective Date. The following is a summary of amortization of straight-line rent, net amortization/accretion related to above and below-market tenant leases and termination income:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Amortization of straight-line rent	$60,446	$77,241	$2,695	$28,199
Net amortization/accretion of above and below-market tenant leases	(86,197)	(99,854)	(11,369)	5,131
Lease termination income	8,624	15,532	1,948	17,071

The following is a summary of straight-line rent receivables, which are included in Accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2012	December 31, 2011
Straight-line rent receivables, net	$148,282	$97,565

Overage rent is paid by a tenant when the tenant's sales exceed an agreed upon minimum amount and is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease. Recoveries from tenants are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	Successor			Predecessor
	2012	2011	2010	2010
Balance as of January 1, (November 10, 2010 for Successor)	$32,859	$40,746	$53,670	$69,235
Provisions for doubtful accounts	4,517	5,075	(47)	12,628
Provisions for doubtful accounts in discontinued operations	291	1,229	527	3,242
Write-offs	(12,975)	(14,191)	(13,404)	(31,435)

Balance as of December 31, (November 10, 2010 for Predecessor)	$24,692	$32,859	$40,746	$53,670

Management Fees and Other Corporate Revenues

Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates and are reported at 100% of the revenue earned from the joint venture in management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Loss. Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within equity in income (loss) of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Loss

A-F-101

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and in property management and other costs in the Condensed Combined Statements of Income in Note 7. The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Management fees from affiliates	$70,506	$60,752	$8,673	$51,257
Management fee expense	(23,061)	(22,473)	(3,401)	(18,042)
Net management fees from affiliates	47,445	38,279	5,272	33,215

In connection with the spin-off of Rouse Properties, Inc. ("RPI" and the "RPI Spin-Off"), we have entered into a Transition Services Agreement ("TSA") with RPI. In accordance with the TSA, we have agreed to provide legal and other services to RPI for established fees, which were not material for the year ended December 31, 2012.

Income Taxes (Note 9)

We expect to distribute 100% of our capital gains and ordinary income to shareholders annually to avoid current entity level U.S. federal income taxes. If, with respect to any taxable year, we fail to maintain our qualification as a REIT, we would not be allowed to deduct distributions to shareholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns and are recorded primarily by certain of our taxable REIT subsidiaries. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision. The Successor experienced a change in control, as a result of the transactions undertaken to emerge from bankruptcy, pursuant to Section 382 of the Internal Revenue Code that could limit the benefit of deferred tax assets. In addition, we recognize and report interest and penalties, if necessary, related to uncertain tax positions within our provision for income tax expense.

Impairment

Operating properties

We review our consolidated properties for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant decreases in occupancy percentage, debt maturities, management's intent with respect to the properties and prevailing market conditions.

If an indicator of potential impairment exists, the property is tested for recoverability by comparing its carrying amount to the estimated future undiscounted cash flows. Although the carrying amount may exceed the estimated fair value of certain properties, a real estate asset is only considered to be impaired when its carrying amount cannot be recovered through estimated future undiscounted cash flows. To the extent an impairment provision is determined to be necessary, the excess of the carrying amount of the property over its estimated fair value is expensed to operations. In addition, the impairment provision is allocated proportionately to adjust the carrying amount of the asset group. The adjusted carrying amount, which represents the new cost basis of the property, is depreciated over the remaining useful life of the property.

A-F-102

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and construction in progress, are assessed by project and include, but are not limited to, significant changes in the Company's plans with respect to the project, significant changes in projected completion dates, tenant demand, anticipated revenues or cash flows, development costs, market factors and sustainability of development projects.

Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Loss when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and / or in the period of disposition.

Although we may market a property for sale, there can be no assurance that the transaction will be complete until the sale is finalized. However, GAAP requires us to utilize the Company's expected holding period of our properties when assessing recoverability. If we cannot recover the carrying value of these properties within the planned hold period, we will estimate the fair values of the assets and record impairment charges for properties in which the estimated fair value is less than their carrying value.

During the years ended December 31, 2012 and 2011 and the period ended November 9, 2010, we determined there were events and circumstances indicating that certain properties were not recoverable and therefore required impairments. These impairment charges for our operating properties are included in provision for impairment in our Consolidated Statements of Operations and Comprehensive Loss. For the year ended December 31, 2012, we recorded impairment charges related to three operating properties of $58.2 million. Of the total impairment charges in 2012, $46.2 million related to two regional malls that were transferred to a special servicer and resulted in an aggregate net book value of $100.8 million, which was less than the aggregate carrying value of the non-recourse debt of $166.1 million and were recorded because the estimated fair values of the properties, based on discounted cash flow analyses, were less than the carrying values of the properties. The remaining impairment charge recorded during the year ended December 31, 2012 of $12.0 million related to a regional mall for which the impairment charge was recorded because the sales price of the property was lower than its carrying value. In 2011, we recorded impairment charges related to an operating property of $0.9 million. The Predecessor recorded impairment charges related to an operating property of $4.5 million for the period from January 1, 2010 through November 9, 2010.

Of the total impairment charges in 2012, the following impairment charges are included in Discontinued Operations in our Consolidated Statements of Operations and Comprehensive Income (Loss). We recorded impairment charges of $50.5 million, net of the gain on forgiveness of debt of $9.9 million, for the year ended December 31, 2012. These impairment charges related to four regional malls and one office portfolio as the sales prices of these properties were lower than their carrying values. In addition, we recorded impairment charges of $67.5 million relating to two operating properties and one non-income producing asset for the year ended December 31, 2011. The Predecessor recorded impairment charges of $30.8 million for the period from January 1, 2010 through November 9, 2010 relating to operating properties and properties under development.

Investment in Unconsolidated Real Estate Affiliates

According to the guidance related to the equity method of accounting for investments, a series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in the Unconsolidated Real Estate Affiliates has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated periodically and as deemed necessary for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary decline with respect to the carrying values of our Unconsolidated Real Estate Affiliates.

In the period January 1, 2010 through November 9, 2010, the Predecessor recorded an impairment provision of $21.1 million related to the sale of its interest in a Turkish joint venture, recorded in equity in income (loss) of Unconsolidated Real Estate Affiliates. No provisions for impairment related to the investments in Unconsolidated Real Estate Affiliates were required for the years ended December 31, 2012 and 2011, or for the period from November 10, 2010 through December 31, 2010.

General

Impairment charges could be taken in the future if economic conditions change or if the plans regarding our assets change. Therefore, we can provide no assurance that material impairment charges with respect to our assets, including operating properties, construction in progress and investments in Unconsolidated Real Estate Affiliates, will not occur in future periods. We will continue to monitor circumstances and events in future periods to determine whether impairments are warranted.

Property Management and Other and General and Administrative Costs

Property management and other costs represent regional and home office costs and include items such as corporate payroll, rent for office space, supplies and professional fees, which represent corporate overhead costs not generated at the properties. General and administrative

A-F-103

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

costs represent the costs to run the public company and include payroll and other costs for executives, audit fees, professional fees and administrative fees related to the public company.

Fair Value Measurements (Note 6)

        The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

  •
  Level 1 — defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

  •
  Level 2 — defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

  •
  Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Note 6 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 10 includes a discussion of the warrant liability which is measured at fair value on a recurring basis using Level 3 inputs.

Reorganization Items

Reorganization items are expense or income items that were incurred or realized by the Debtors as a result of the Chapter 11 Cases and are presented separately in the Consolidated Statements of Operations and Comprehensive Loss of the Predecessor. Reorganization items include legal fees, professional fees and similar types of expenses resulting from activities of the reorganization process, gains on liabilities subject to compromise directly related to the Chapter 11 Cases, and interest earned on cash accumulated by the Debtors as a result of the Chapter 11 Cases. We recognized a net expense on reorganization items of $354.7 million for the period January 1, 2010 through November 9, 2010. These amounts exclude reorganization items that are currently included within discontinued operations. We did not recognize any reorganization items during the years ended December 31, 2012 and 2011, or in the Successor period of 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets and fair value of debt. Actual results could differ from these and other estimates.

A-F-104

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 4 ACQUISITIONS AND INTANGIBLES

Acquisitions

On April 17, 2012, we acquired 11 Sears anchor pads (including fee interests in five anchor pads and long-term leasehold interests in six anchor pads) for the purpose of redevelopment or remerchandising. Total consideration paid was $270.0 million. Of the total purchase price, $212.0 million for the leasehold interests was recorded in construction in progress, as the buy-out costs were necessary costs related to redevelopment projects at these properties, and $58.0 million for the fee interests was recorded in land and building in our Consolidated Balance Sheets as of December 31, 2012.

In addition, during the year ended December 31, 2012, we also acquired five additional anchor pads for an aggregate purchase price of $26.3 million.

On April 5, 2012, we acquired the remaining 49% interest in The Oaks and Westroads, previously owned through a joint venture, for $191.1 million which included the assumption of the remaining 49% of debt and net working capital of $92.8 million and $98.3 million of cash. The properties were previously recorded under the equity method of accounting and are now consolidated in accordance with GAAP. The acquisition resulted in a remeasurement of the net assets acquired to fair value. We recorded an $18.5 million gain from the change in control, since the fair value of the net assets acquired was greater than our investment in the joint venture and the cash paid. This gain is reported in our Consolidated Statements of Operations and Comprehensive Loss.

Total fair value of net assets acquired	$200,271
Previous investment in the Oaks and Westroads	(83,415)
Cash paid to acquire our joint venture partner's interest	(98,309)

Gain from change in control of investment properties	$18,547

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed.

Investment in real estate	$402,197
Above-market lease intangibles	15,746
Below-market lease intangibles	(29,393)
Fair value of mortgages, notes and loans payable	(197,927)
Net working capital	9,648

Net assets acquired	$200,271

A-F-105

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 4 ACQUISITIONS AND INTANGIBLES (Continued)

Intangible Assets and Liabilities

The following table summarizes our intangible assets and liabilities:

	Gross Asset (Liability)	Accumulated (Amortization)/ Accretion	Net Carrying Amount
As of December 31, 2012
Tenant leases:
In-place value	$972,495	$(423,492)	$549,003
Above-market	1,230,117	(425,837)	804,280
Below-market	(725,878)	251,896	(473,982)
Building leases:
Above-market	(15,268)	3,393	(11,875)
Ground leases:
Above-market	(9,756)	805	(8,951)
Below-market	169,539	(9,825)	159,714
Real estate tax stabilization agreement	111,506	(13,523)	97,983
As of December 31, 2011
Tenant leases:
In-place value	$1,252,484	$(391,605)	$860,879
Above-market	1,478,798	(315,044)	1,163,754
Below-market	(819,056)	184,254	(634,802)
Building leases:
Above-market	(15,268)	1,697	(13,571)
Ground leases:
Above-market	(9,839)	439	(9,400)
Below-market	204,432	(6,202)	198,230
Real estate tax stabilization agreement	111,506	(7,211)	104,295

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets. The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets (Note 15); the below-market tenant leases, above-market ground leases and above-market building lease are included in accounts payable and accrued expenses (Note 16) in our Consolidated Balance Sheets.

Amortization/accretion of these intangibles had the following effects on our loss from continuing operations:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Amortization/accretion effect on continuing operations	$(344,448)	$(466,712)	$(63,305)	$(33,467)

Future amortization/accretion of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
2013	$240,812
2014	194,945
2015	157,901
2016	125,222
2017	95,268
A-F-106

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 5 DISPOSITIONS, DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

All of our dispositions, for all periods presented, are included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Loss and are summarized in the table below. Gains on disposition, including settlement of debt, are recorded in the Consolidated Statements of Operations and Comprehensive Loss in the period the property is disposed.

On January 12, 2012, we completed the RPI Spin-Off, a 30-mall portfolio totaling approximately 21 million square feet. The RPI Spin-Off was accomplished through a special dividend of the common stock of RPI to holders of GGP common stock as of December 30, 2011. Subsequent to the spin-off, we retained a 1% interest in RPI.

In addition, during 2012, we sold our interests in non-core assets including an office portfolio, three office properties, 11 strip/other retail centers, seven regional malls and an anchor box totaling approximately seven million square feet of GLA for $524.5 million, which reduced our property level debt by $320.6 million. These sales generated net proceeds of $239.1 million.

The following dispositions are included in the paragraph above:

  •
  On February 21, 2012, we sold one regional mall to RPI. Prior to the sale, the lender forgave $18.9 million of the secured indebtedness, which was partially offset by the write-off of debt market rate adjustments of $9.0 million. The net gain on extinguishment of debt of $9.9 million is included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Loss. RPI assumed the remaining $62.0 million of debt on the property as full consideration for the sale.

  •
  On August 15, 2012, we sold one office building to HHC for $35.2 million, including $19.2 million of cash and $16.0 million of debt assumed.

  •
  On November 21, 2012, we closed on the sale of one regional mall for $15.2 million, which represents the amount of debt assumed by the buyer. In conjunction with the sale, the lender forgave $50.8 million of debt, resulting in a gain on the extinguishment of debt that is included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Loss.

The following table summarizes the operations of the properties included in discontinued operations.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Retail and other revenue	$66,305	$364,997	$65,709	$507,118
Land and condominium sales	—	—	—	96,976

Total revenues	66,305	364,997	65,709	604,094

Retail and other operating expenses	51,754	307,021	51,003	331,586
Land and condominium sales operations	—	—	—	99,449
Provisions for impairment and other gains	50,483	67,517	—	30,784
Gain on debt extinguishment	(50,765)	—	—	—

Total expenses	51,472	374,538	51,003	461,819

Operating income (loss)	14,833	(9,541)	14,706	142,275
Interest expense, net	(16,215)	(94,778)	(18,306)	(103,795)
Other expenses	—	—	—	24,449

Net (loss) income from operations	(1,382)	(104,319)	(3,600)	62,929
(Provision for) benefit from income taxes	(23)	(632)	(100)	472,170
Gains (losses) on dispositions	24,426	4,332	(4,976)	(1,111,277)

Net income (loss) from discontinued operations	$23,021	$(100,619)	$(8,676)	$(576,178)

A-F-107

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 6 FAIR VALUE

Fair Value of Operating Properties

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded as of December 31, 2012.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year Ended December 31, 2012
Investments in real estate(1)	$112,829	$—	$12,070	$100,759
Year Ended December 31, 2011
Investments in real estate(1)	$46,478	$—	$—	$46,478

(1)
Refer to Note 3 for more information regarding impairment.

We estimate fair value relating to impairment assessments based upon discounted cash flow and direct capitalization models that include all projected cash inflows and outflows over a specific holding period, or the negotiated sales price, if applicable. Such projected cash flows are comprised of contractual rental revenues and forecasted rental revenues and expenses based upon market conditions and expectations for growth. Capitalization rates and discount rates utilized in these models are based on a reasonable range of current market rates for each property analyzed. Based upon these inputs, we determined that our valuations of properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy. For our properties for which the estimated fair value was based on negotiated sales prices, we determined that our valuation was classified within Level 2 of the fair value hierarchy.

The following table sets forth quantitative information about the unobservable inputs of our Level 3 real estate, which are recorded at fair value as of December 31, 2012:

Unobservable Quantative Input	Range
Discount rates	9.0% to 10.0%
Terminal capitalization rates	9.0% to 10.0%

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of December 31, 2012 and 2011.

	December 31, 2012		December 31, 2011
	Carrying Amount(1)	Estimated Fair Value	Carrying Amount(1)	Estimated Fair Value
Fixed-rate debt	$14,954,601	$16,190,518	$14,795,370	$14,978,908
Variable-rate debt	1,012,265	1,040,687	2,347,644	2,326,533

	$15,966,866	$17,231,205	$17,143,014	$17,305,441

(1)
Includes market rate adjustments.

The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2012 and 2011. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate ("LIBOR"), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and credit quality would be if credit markets were operating efficiently and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions

A-F-108

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 6 FAIR VALUE (Continued)

and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

NOTE 7 UNCONSOLIDATED REAL ESTATE AFFILIATES

Following is summarized financial information for all of our Unconsolidated Real Estate Affiliates, including our investment in Aliansce.

	December 31, 2012	December 31, 2011
Condensed Combined Balance Sheets — Unconsolidated Real Estate Affiliates
Assets:
Land	$960,335	$953,603
Buildings and equipment	7,658,965	7,906,346
Less accumulated depreciation	(2,080,361)	(1,950,860)
Construction in progress	173,419	99,352

Net property and equipment	6,712,358	7,008,441
Investments in unconsolidated joint ventures	1,201,044	758,372

Net investment in real estate	7,913,402	7,766,813
Cash and cash equivalents	485,387	387,549
Accounts and notes receivable, net	167,548	162,822
Deferred expenses, net	298,050	250,865
Prepaid expenses and other assets	140,229	143,021

Total assets	$9,004,616	$8,711,070

Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$6,463,377	$5,790,509
Accounts payable, accrued expenses and other liabilities	509,064	446,462
Owners' equity	2,032,175	2,474,099

Total liabilities and owners' equity	$9,004,616	$8,711,070

A-F-109

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 7 UNCONSOLIDATED REAL ESTATE AFFILIATES (Continued)

	December 31, 2012	December 31, 2011
Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$2,032,175	$2,474,099
Less joint venture partners' equity	(1,105,457)	(1,417,682)
Excess investment/basis differences*	1,939,153	1,996,556

Investment in and loans to/from
Unconsolidated Real Estate Affiliates, net	$2,865,871	$3,052,973

*
Includes gain on investment in Aliansce of $ 23.4 million.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Condensed Combined Statements of Income — Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$770,609	$723,121	$101,266	$585,791
Tenant recoveries	297,567	297,530	41,610	245,102
Overage rents	30,663	26,736	6,502	9,103
Management and other fees(1)	21,465	16,346	1,217	15,592
Other	53,363	52,721	8,491	21,414

Total revenues	1,173,667	1,116,454	159,086	877,002

Expenses:
Real estate taxes	95,643	98,738	11,971	73,830
Property maintenance costs	38,277	40,293	7,309	31,882
Marketing	16,573	17,791	5,215	10,894
Other property operating costs	164,889	162,572	23,052	130,621
Provision for (recovery of) doubtful accounts	3,039	6,826	(471)	5,287
Property management and other costs(2)	48,724	46,935	7,576	40,409
General and administrative(1)	31,366	29,062	2,491	36,034
Provisions for impairment	—	—	—	881
Depreciation and amortization	271,897	267,369	36,225	211,725

Total expenses	670,408	669,586	93,368	541,563

Operating income	503,259	446,868	65,718	335,439
Interest income	10,553	18,355	2,309	17,932
Interest expense	(334,633)	(350,716)	(47,725)	(271,476)
(Provision for) benefit from income taxes	(935)	(794)	(179)	66
Equity in income of unconsolidated joint ventures	49,200	54,207	9,526	43,479

Income from continuing operations	227,444	167,920	29,649	125,440
Discontinued operations	(544)	165,323	219	50,757
Allocation to noncontrolling interests	(2,388)	(3,741)	111	964

Net income attributable to the ventures	$224,512	$329,502	$29,979	$177,161

A-F-110

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 7 UNCONSOLIDATED REAL ESTATE AFFILIATES (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Equity In Income (Loss) of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$224,512	$329,502	$29,979	$177,161
Joint venture partners' share of income	(131,047)	(181,213)	(17,878)	(67,845)
Amortization of capital or basis differences	(38,481)	(145,391)	(12,605)	(61,302)
Loss on Highland Mall conveyance	—	—	—	(29,668)
Discontinued operations	—	—	—	(6,207)

Equity in income (loss) of Unconsolidated Real Estate Affiliates	$54,984	$2,898	$(504)	$12,139

(1)
Primarily includes activity from Aliansce (defined below).
(2)
Includes management fees charged to the unconsolidated joint ventures by GGMI.

The Unconsolidated Real Estate Affiliates represents our investments in real estate joint ventures that are not consolidated. We hold interests in 19 domestic joint ventures, comprising 32 of U.S. regional malls, and two international joint ventures, comprising 18 regional malls in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.

Aliansce Shopping Centers S.A. ("Aliansce")

On January 29, 2010, our Brazilian joint venture, Aliansce Shopping Centers S.A. ("Aliansce"), commenced trading on the Brazilian Stock Exchange, or BM&FBovespa, as a result of an initial public offering of Aliansce's common shares in Brazil (the "Aliansce IPO"). Our ownership interest in Aliansce was approximately 31% at December 31, 2010 as a result of the stock sold in the Aliansce IPO. As a result of the IPO dilution, we recorded a gain of $9.7 million on our investment in Aliansce.

On October 9, 2012 we acquired an additional 14.1% interest in the shares if stock of Aliansce from certain affiliates of Pershing Square Capital Management, L.P. for $195.2 million. Our ownership interest in Aliansce was increased from 31% to approximately 46%.

On December 13, 2012, as a result of a secondary public offering of Aliansce's common shares in Brazil, our ownership interest was diluted from 46% to approximately 40%. As a result of the dilution, we recorded a gain of $23.4 million on our investment in Aliansce.

As of December 31, 2012, we held a 40% non-controlling ownership interest in Aliansce, as well as, a 35% non-controlling interest in a large regional mall, Shopping Leblon, in Rio de Janeiro (Brazil). The ownership interests in Aliansce and Shopping Leblon are accounted for under the equity method. However, our investment in Aliansce is an ownership interest in approximately 63,000,000 shares of the public real estate operating company.

Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt

Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $3.1 billion as of December 31, 2012 and $2.8 billion as of December 31, 2011, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $91.8 million at one property as of December 31, 2012, and $130.6 million at two properties as of December 31, 2011. We are obligated to contribute funds on an ongoing basis to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions

A-F-111

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 7 UNCONSOLIDATED REAL ESTATE AFFILIATES (Continued)

from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2012, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

NOTE 8 MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2012(1)	Weighted-Average Interest Rate(2)	December 31, 2011	Weighted-Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$14,225,011	4.88%	$13,091,080	5.44%
Corporate and other unsecured term loans	729,590	6.51%	1,704,290	6.73%

Total fixed-rate debt	14,954,601	4.96%	14,795,370	5.59%

Variable-rate debt:
Collateralized mortgages, notes and loans payable	1,012,265	3.42%	2,347,644	3.41%

Total Mortgages, notes and loans payable	$15,966,866	4.86%	$17,143,014	5.29%

Variable-rate debt:
Junior Subordinated Notes	$206,200	1.76%	$206,200	1.88%

(1)
Includes ($23.3) million of debt market rate adjustments.
(2)
Represents the weighted-average interest rates on our principle balances, excluding the effects of deferred finance costs.

During the year ended December 31, 2012, we refinanced 24 consolidated mortgage notes totaling $6.1 billion with net proceeds of $1.1 billion and obtained new financing of $163.0 million on two properties. In addition, we paid down $76.2 million of mortgage notes and $949.6 million of corporate unsecured bonds.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2012, $21.7 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $2.2 billion of debt, are cross-collateralized with other properties. Although a majority of the $15.2 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $690.9 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

The following is a summary of our significant loan refinancings during 2012:

Property	Original Loan	Original Rate	New Loan	New Rate(1)	Net Proceeds	Maturity
	(dollars in millions)
Ala Moana Center	$1,293.4	5.59%	$1,400.0	4.23%	$106.6	2022
The Grand Canal Shoppes(2)	367.6	4.78%	468.8	4.24%	101.2	2019
The Shoppes at the Palazzo(2)	238.7	LIBOR + 300 bps	156.2	4.24%	(82.5)	2019
Five Property Mortgage Note	763.5	7.50%	763.5	5.80%	—	2019-2024
Fashion Show	612.5	3.23%	835.0	4.03%	222.5	2024
Fashion Place	132.0	5.30%	226.7	3.64%	94.7	2020

(1)
New rate is based on weighted-average for multiple property notes.
(2)
Represents one note, which eliminated $238.7 million of recourse to the Company.

A-F-112

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 8 MORTGAGES, NOTES AND LOANS PAYABLE (Continued)

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below:

	December 31, 2012(2)	Weighted-Average Interest Rate	December 31, 2011	Weighted-Average Interest Rate
Unsecured fixed-rate debt:
Rouse Bonds — 1995 Indenture(1)(3)	$91,786	5.38%	$91,786	5.38%
HHC Note(1)	19,347	4.41%	25,248	4.41%
Rouse Bonds — 2010 Indenture(1)	608,688	6.75%	608,688	6.75%
Rouse Bonds — 1995 Indenture	—	—	349,472	7.20%
Rouse Bonds — 2006 Indenture	—	—	600,054	6.75%

Total unsecured fixed — rate debt	719,821	6.51%	1,675,248	6.73%

(1)
Matures from November 2013 through December 2015.
(2)
Excludes a net market rate premium of $9.8 million that increases the total amount that appears outstanding in our Consolidated Balance Sheets. The market rate premium amortizes as a reduction to interest expense over the life of the respective loan.
(3)
We repaid $91.8 million of corporate unsecured bonds in 2013 (Note 20).

The bonds have covenants, including ratios of secured debt to gross assets and total debt to total gross assets. We are not aware of any instances of non-compliance with such covenants as of December 31, 2012. We repaid the $349.5 million bond on September 17, 2012, when it matured, with available cash on hand. On December 3, 2012, we exercised our right to an early redemption and repaid our $600.1 million bond, which previously bore interest of 6.75% and was due in May 2013. As a result of the early redemption, we were required to pay a prepayment fee of $15.0 million. The prepayment fee is recorded as Loss on extinguishment of debt in the Consolidated Statements of Operations and Comprehensive Loss.

In April 2012, we amended our revolving credit facility (the "Facility") providing for revolving loans of up to $1.00 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.25 billion. The Facility is scheduled to mature in April 2016 and is guaranteed by certain of our subsidiaries and secured by (i) a first-lien on the capital stock of certain of our subsidiaries and (ii) various additional collateral. No amounts have been drawn on the Facility as of December 31, 2012. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 200 to 275 basis points which is determined by the Company's leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required to maintain a maximum net debt to value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2012.

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPLP, completed a private placement of $200.0 million of trust preferred securities ("TRUPS") in 2006. The Trust also issued $6.2 million of Common Securities to GGPLP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPLP due 2041. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2041, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. Though the Trust is a wholly-owned subsidiary of GGPLP, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes. We have recorded the Junior Subordinated Notes as mortgages, notes and loans payable and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011.

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $21.7 million as of December 31, 2012 and $19.1 million as of December 31, 2011. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

A-F-113

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 8 MORTGAGES, NOTES AND LOANS PAYABLE (Continued)

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2012 with the exception of two properties transferred to a special servicer which are currently in default. One of these properties was sold subsequent to December 31, 2012 (Note 20).

NOTE 9 INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including requirements to distribute at least 90% of our ordinary taxable income and to either distribute capital gains to stockholders, or pay corporate income tax on the undistributed capital gains. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income. Generally, we are currently open to audit by the Internal Revenue Service for the years ending December 31, 2007 through 2012 and are open to audit by state taxing authorities for the years ending December 31, 2008 through 2012.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Current	$5,036	$11,548	$(2,636)	$(6,449)
Deferred	4,055	(2,825)	(6,356)	(54,513)

Total from Continuing Operations	9,091	8,723	(8,992)	(60,962)
Current	23	632	100	(28,791)
Deferred	—	—	—	(443,379)

Total from Discontinued Operations	23	632	100	(472,170)

Total	$9,114	$9,355	$(8,892)	$(533,132)

The distribution of assets from the Predecessor in the formation of HHC significantly changed the Successor's exposure to income taxes. The majority of taxable activities within the Predecessor were distributed in the formation of HHC with relatively insignificant taxable activities remaining with the Successor. The vast majority of the Successor's activities are conducted within the REIT structure. REIT earnings are generally not subject to federal income taxes. As such, the Successor's provision for (benefit from) income taxes is not a material item in these financial statements.

A-F-114

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 9 INCOME TAXES (Continued)

Total provision for (benefit from) income taxes computed for continuing and discontinued operations by applying the Federal corporate tax rate for the year ended December 31, 2012, December 31, 2011, the period from November 10 through December 31, 2010 and the period from January 1, 2010 through November 9, 2010 were as follows:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Tax at statutory rate on earnings from continuing operations before income taxes	$(168,431)	$(109,583)	$(90,094)	$(226,465)
(Decrease) increase in valuation allowances, net	(120)	(497)	1,491	(24,608)
State income taxes, net of Federal income tax benefit	2,766	5,488	576	2,956
Tax at statutory rate on REIT earnings not subject to Federal income taxes	172,331	111,748	90,832	228,399
Tax expense from change in tax rates, prior period adjustments and other permanent differences	3,520	3,076	95	1,792
Tax expense (benefit) from discontinued operations	23	632	100	(472,170)
Uncertain tax position expense, excluding interest	(680)	(1,185)	(8,856)	(34,560)
Uncertain tax position interest, net of federal income tax benefit and other	(295)	(324)	(3,036)	(8,476)

Provision for (benefit from) income taxes	$9,114	$9,355	$(8,892)	$(533,132)

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards are currently scheduled to expire in subsequent years through 2032. All of the REIT net operating loss carryforward amounts are subject to annual limitations under Section 382 of the Code, although it is not expected that there will be a significant impact.

The amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes for our TRS's are as follows:

	Amount	Expiration Dates
Net operating loss carryforwards — State	$22,506	2013-2032
Capital loss carryforwards	6,638	2016

Each TRS and certain REIT entities subject to state income taxes is a tax paying component for purposes of classifying deferred tax assets and liabilities. As of December 31, 2012, we had gross deferred tax assets totaling $17.8 million, of which a valuation allowance of $16.9 million has been established against certain deferred tax assets, and gross deferred tax liabilities of $28.2 million. Net deferred tax assets (liabilities) are summarized as follows:

	2012	2011
Total deferred tax assets	$17,778	$21,574
Valuation allowance	(16,876)	(16,996)

Net deferred tax assets	902	4,578
Total deferred tax liabilities	(28,174)	(29,220)

Net deferred tax liabilities	$(27,272)	$(24,642)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

A-F-115

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 9 INCOME TAXES (Continued)

The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31, 2012 and December 31, 2011 are summarized as follows:

	2012	2011
Operating loss and tax credit carryforwards	$15,051	$5,489
Other TRS property, primarily differences in basis of assets and liabilities	(25,447)	(13,135)
Valuation allowance	(16,876)	(16,996)

Net deferred tax liabilities	$(27,272)	$(24,642)

We had unrecognized tax benefits recorded pursuant to uncertain tax positions of $5.4 million as of December 31, 2012, excluding interest, all of which would impact our effective tax rate. Accrued interest related to these unrecognized tax benefits amounted to $0.5 million as of December 31, 2012. We had unrecognized tax benefits recorded pursuant to uncertain tax positions of $6.1 million as of December 31, 2011, excluding interest, all of which would impact our effective tax rate. Accrued interest related to these unrecognized tax benefits amounted to $0.7 million as of December 31, 2011.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Unrecognized tax benefits, opening balance	$6,053	$7,235	$16,090	$103,975
Gross increases — tax positions in prior period	—	—	—	3,671
Gross increases — tax positions in current period	—	1,907	—	69,216
Gross decreases — tax positions in prior period	—	—	—	—
Lapse of statute of limitations	(683)	(944)	(8,855)	(35,117)
Gross decreases — other	—	(2,145)	—	(125,291)
Gross decreases — tax positions in current period	—	—	—	(364)

Unrecognized tax benefits, ending balance	$5,370	$6,053	$7,235	$16,090

Based on the Successor's assessment of the expected outcome of existing examinations or examinations that may commence, or as a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits, excluding accrued interest, for tax positions taken regarding previously filed tax returns will change from those recorded at December 31, 2012, although such change would not be material to the 2013 financial statements.

Earnings and profits, which determine the taxability of dividends to stockholders, differ from net income reported for financial reporting purposes due to differences for Federal income tax reporting purposes in, among other things, estimated useful lives, depreciable basis of properties and permanent and temporary differences on the inclusion or deductibility of elements of income and deductibility of expense for such purposes.

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2012, 2011 and 2010 may not be indicative of future periods.

	Successor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10 through December 31, 2010
Ordinary income	$0.316	$0.303	$—
Return of capital	—	—	—
Qualified dividends	—	—	0.244
Capital gain distributions	0.221	0.296	0.136

Distributions per share	$0.537	$0.599	$0.380

A-F-116

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 10 WARRANT LIABILITY

Pursuant to the terms of the Investment Agreements, the Plan Sponsors and Blackstone were issued 120,000,000 warrants (the "Warrants") to purchase common stock of GGP. Each Warrant is recorded as a liability as the holders of the Warrants may require GGP to settle such warrants in cash in the circumstance of a subsequent change of control. Each GGP Warrant has a term of seven years and expires on November 9, 2017, and no warrants have been exercised as of December 31, 2012.

As of December 31, 2012, the Brookfield Investor Warrants and the Blackstone (A and B) Investor Warrants were immediately exercisable, while the Fairholme Warrants and the Pershing Square Warrants are exercisable (for the initial 6.5 years from the issuance) only upon 90 days prior notice, but there is no obligation to exercise at any point from the end of the 90 day notification period through maturity. Below is a summary of the Warrants initially received by the Plan Sponsors and Blackstone.

Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield Investor	57,500,000	$10.75
Blackstone — B(2)	2,500,000	10.75
Fairholme(2)	41,070,000	10.50
Pershing Square(1)	16,430,000	10.50
Blackstone — A(2)	2,500,000	10.50

	120,000,000

(1)
On December 31, 2012, the Pershing Square warrants were purchased by the Brookfield Investor, see below.
(2)
Subsequent to year end, the Fairholme and Blackstone A and B warrants were purchased by GGP, see below.

The Warrants were fully vested upon issuance and the exercise prices are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjust both the exercise price and the number of shares issuable for the 120,000,000 Warrants.

In addition to the adjustment for the common stock dividends, as a result of the RPI Spin-Off, the exercise price of the Warrants was adjusted by $0.3943 for the Brookfield Investor and Blackstone — B Warrants and by $0.3852 for the Fairholme, Pershing Square and Blackstone — A Warrants, on the record date of December 30, 2011.

As a result of these investment provisions, as of the record date of our common stock dividends, the number of shares issuable upon exercise of the outstanding Warrants was increased as follows:

		Exercise Price
Record Date	Issuable Shares	Brookfield Investor and Blackstone — B	Fairholme, Pershing Square and Blackstone — A
April 15, 2011	123,960,000	$10.41	$10.16
July 15, 2011	124,704,000	10.34	10.10
December 30, 2011	131,748,000	9.79	9.56
April 16, 2012	132,372,000	9.75	9.52
July 16, 2012	133,116,000	9.69	9.47
October 15, 2012	133,884,000	9.64	9.41
December 14, 2012	134,640,000	9.58	9.36

The estimated fair value of the Warrants was $1.5 billion as of December 31, 2012 and $986.0 million as of December 31, 2011. Changes in the fair value of the Warrants are recognized in earnings. The fair value of the Warrants was estimated using the Black Scholes option pricing model using our stock price, the Warrant term, and Level 3 inputs (Note 3). An increase in GGP's common stock price or in the expected volatility of the Warrants would increase the fair value; whereas, a decrease in GGP's common stock price or an increase in the lack of marketability would decrease the fair value. The estimated fair value of the Warrants as of December 31, 2012, was not adjusted when determining the fair value as a result of the Pershing Square and Fairholme/Blackstone transactions referenced below. The following table

A-F-117

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 10 WARRANT LIABILITY (Continued)

summarizes the estimated fair value of the Warrants and significant observable and unobservable inputs used in the valuation as of December 31, 2012 and December 31, 2011:

	December 31, 2012	December 31, 2011
Warrant liability	$1,488,196	$985,962
Observable Inputs
GGP stock price per share	$19.85	$15.02
Warrant term	4.86	5.86
Unobservable Inputs
Expected volatility	33%	37%
Range of values considered	(20%-65%)	(20%-65%)
Discount for lack of marketability	3%	3%
Range of values considered	(3%-7%)	(3%-7%)

The following table summarizes the change in fair value of the Warrant liability which is measured on a recurring basis using Level 3 inputs:

	2012	2011	2010
Balance as of January 1,	$985,962	$1,041,004	$835,752
Warrant liability adjustment	502,234	(55,042)	205,252

Balance as of December 31,	$1,488,196	$985,962	1,041,004

On December 31, 2012, the Brookfield Investor acquired all of the 16,430,000 Warrants held by Pershing Square for a purchase price of approximately $272 million. In connection with the transaction, the parties are required to abide by the following undertakings, as applicable, covering a period of not less than four years from the date of the transaction:

  •
  in connection with any stockholder vote on a change of control transaction recommended by GGP's Board of Directors, the Brookfield Investor will limit their right to vote shares in excess of 38.2% of the then-outstanding common stock;

  •
  the Brookfield Investor will participate in future repurchases of common stock by GGP so as not to exceed their 45% ownership cap;

  •
  the Brookfield Investor will not participate in any GGP dividend reinvestment plan unless first requested by GGP's Board of Directors;

  •
  Pershing Square has acknowledged the 9.9% ownership related to GGP and agreed to not acquire shares of GGP that would cause its ownership to exceed the limit;

  •
  Pershing Square agreed that they will refrain from undertaking types of transactions with respect to GGP that are subject to disclosure under paragraphs (a)-(j) of Item 4 of Schedule 13D.

On January 28, 2013, GGPLP acquired the 41,070,000 Warrants held by Fairholme and the 5,000,000 Warrants held by Blackstone for an aggregate purchase price of approximately $633 million. The Warrants are exercisable into approximately 27 million common shares of the Company at a weighted average exercise price of approximately $9.37 per share, assuming net share settlement. GGPLP funded the transaction using available cash resources, including its revolving credit facility. The Warrants acquired by GGPLP had a recorded estimated fair value of approximately $593 million as of December 31, 2012. The aggregate premium paid by GGPLP, which is expected to be recognized as a Warrant liability adjustment in the first quarter of 2013, is approximately $55 million.

As a result of transactions occurring on December 31, 2012 and January 28, 2013, the Brookfield Investor is now the sole third party owner of the Warrants, representing 73,930,000 warrants or approximately 83,000,000 common stock equivalents. As of January 3, 2013, the Brookfield Investor's potential ownership of the Company, including the effect of shares issuable upon exercise of the Warrants, is 43.1%, which is stated in their Form 13D filed on the same date.

After these transactions, Brookfield has the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants in the amount of approximately $618 million in exchange for approximately 65,000,000 shares of common stock) or net share settle (i.e. receive shares in common stock equivalent to the intrinsic value of the warrant at the time of exercise). The remaining

A-F-118

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 10 WARRANT LIABILITY (Continued)

16,430,000 Warrants held by Brookfield must be net share settled. Due to the warrants, Brookfield's potential ownership percentage may change as a result of payments of dividends and changes in our stock price.

NOTE 11 RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2012 are as follows:

Year	Amount
2013	$1,408,601
2014	1,318,264
2015	1,180,832
2016	1,038,608
2017	886,314
Subsequent	2,940,431

$8,773,050

Minimum future rentals exclude amounts which are payable by certain tenants based upon a percentage of their gross sales or as reimbursement of operating expenses and amortization of above and below-market tenant leases. Such operating leases are with a variety of tenants, the majority of which are national and regional retail chains and local retailers, and consequently, our credit risk is concentrated in the retail industry.

NOTE 12 EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Allocation to Noncontrolling Interests

Noncontrolling interests consists of the redeemable interests related to our common and preferred Operating Partnership units and the noncontrolling interest in our consolidated joint ventures. The following table reflects the activity included in the allocation to noncontrolling interests.

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Distributions to preferred Operating Partnership units	$(12,414)	$(9,655)	$(1,641)	$(8,203)
Net loss allocation to noncontrolling interests in operating partnership from continuing operations (common units)	3,498	2,212	4,043	36,715
Net (income) loss allocated to noncontrolling interest in consolidated real estate affiliates	(784)	1,075	(534)	(1,545)

Allocation to noncontrolling interests	(9,700)	(6,368)	1,868	26,967
Other comprehensive (income) loss allocated to noncontrolling interests	258	337	1	(46)

Comprehensive (income) loss allocated to noncontrolling interests	$(9,442)	$(6,031)	$1,869	$26,921

Redeemable Noncontrolling Interests

The minority interests related to the common and preferred units of the Operating Partnership are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets. These are recorded at the greater of the carrying amount adjusted for the noncontrolling interest's share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their fair value as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in

A-F-119

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 12 EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS (Continued)

capital (loss) in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net loss attributable to common stockholders.

The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. The common stock dividends paid in 2011 modified the conversion rate to 1.0397624. If the holders had requested redemption of the Common Units as of December 31, 2012, the aggregate amount of cash we would have paid would have been $132.2 million.

The Operating Partnership issued Convertible Preferred Units, are convertible with certain restrictions at any time by the holder into Common Units of the Operating Partnership at the rates below (subject to adjustment). The Common Units are convertible into common stock at a one to one ratio at the current stock price.

The holders of both the Preferred Units and the Common Units received shares of the common stock of RPI as a result of the RPI Spin-Off that occurred on January 12, 2012.

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of December 31, 2012	Converted Basis to Common Units Outstanding as of December 31, 2012	Conversion Price	Redemption Value
Series B(1)	3.0000	1,279,715	3,991,799	$16.66670	$79,237,210
Series D	1.5082	532,750	803,494	33.15188	26,637,337
Series E	1.2984	502,658	652,651	38.51000	25,133,590
Series C	1.0000	20,000	20,000	250.00000	5,000,000

					$136,008,137

(1)
The conversion price of Series B preferred units is lower than the GGP December 31, 2012 closing common stock price of $19.85. Therefore, a common stock price of $19.85 is used to calculate the Series B redemption value.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2012 and 2011.

Balance at January 1, 2011	$232,364
Net loss	(2,212)
Distributions	(5,879)
Cash redemption of operating partnership units	(4,615)
Other comprehensive loss	(337)
Fair value adjustment for noncontrolling interests in Operating Partnership	4,474

Balance at December 31, 2011	223,795

Net loss	(3,498)
Distributions	(2,850)
Cash redemption of operating partnership units	(2,730)
Dividend for RPI Spin-Off	3,137
Other comprehensive loss	(258)
Fair value adjustment for noncontrolling interests in Operating Partnership	50,623

Balance at December 31, 2012	$268,219

A-F-120

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 12 EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS (Continued)

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2012 as follows:

Declaration Date	Record Date	Date Payable or Paid	Dividend Per Share
November 26, 2012	December 14, 2012	January 4, 2013	$0.11
August 1, 2012	October 15, 2012	October 29, 2012	0.11
May 1, 2012	July 16, 2012	July 30, 2012	0.10
February 27, 2012	April 16, 2012	April 30, 2012	0.10

On December 20, 2011, the Board of Directors approved the distribution of RPI in the form of a special dividend for which GGP shareholders were entitled to receive approximately 0.0375 shares of RPI common stock for each share of GGP common stock held as of December 30, 2011. RPI's net equity was recorded as of December 31, 2011 as a dividend payable as substantive conditions for the spin-off were met as of December 31, 2011 and it was probable that the spin-off would occur. On January 12, 2012, we distributed our shares in RPI to the GGP shareholders of record as of the close of business on December 30, 2011. As of December 31, 2011, we had recorded a distribution payable of $ 526.3 million and a related decrease in retained earnings (accumulated deficit), of which $ 426.7 million relates to the special dividend, on our Consolidated Balance Sheet. This special dividend satisfied part of our 2011 and 2012 REIT distribution requirements. We adjusted the distribution in retained earnings (accumulated deficit) by $26.0 million to reflect the net change in RPI's net assets as of the date of the spin-off as compared to the balance recorded at December 31, 2011.

Our Dividend Reinvestment Plan ("DRIP") provides eligible holders of GGP's common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 3,111,365 shares were issued during the year ended December 31, 2012 and 7,225,345 shares were issued during the year ended December 31, 2011.

NOTE 13 EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the Warrants are computed using the "if-converted" method and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), is computed using the "treasury" method.

Information related to our EPS calculations is summarized as follows:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Numerators — Basic:
Loss from continuing operations	$(494,554)	$(206,185)	$(247,408)	$(636,547)
Allocation to noncontrolling interests	(9,663)	(6,411)	1,843	13,572

Loss from continuing operations — net of noncontrolling interests	(504,217)	(212,596)	(245,565)	(622,975)
Discontinued operations	23,021	(100,619)	(8,676)	(576,178)
Allocation to noncontrolling interests	(37)	43	25	13,395

Discontinued operations — net of noncontrolling interests	22,984	(100,576)	(8,651)	(562,783)
Net loss	(471,533)	(306,804)	(256,084)	(1,212,725)
Allocation to noncontrolling interests	(9,700)	(6,368)	1,868	26,967

Net loss attributable to common stockholders	$(481,233)	$(313,172)	$(254,216)	$(1,185,758)

A-F-121

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 13 EARNINGS PER SHARE (Continued)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Numerators — Diluted:
Loss from continuing operations — net of noncontrolling interests	$(504,217)	$(212,596)	$(245,565)	$(622,975)
Exclusion of warrant adjustment	—	(55,042)	—	—

Diluted loss from continuing operations	$(504,217)	$(267,638)	$(245,565)	$(622,975)

Net loss attributable to common stockholders	$(481,233)	$(313,172)	$(254,216)	$(1,185,758)
Exclusion of Warrant adjustment	—	(55,042)	—	—

Diluted net loss attributable to common stockholders	$(481,233)	$(368,214)	$(254,216)	$(1,185,758)

Denominators:
Weighted average number of common shares outstanding — basic	938,049	943,669	945,248	316,918
Effect of Warrants	—	37,467	—	—

Weighted average number of common shares outstanding — diluted	938,049	981,136	945,248	316,918

Anti-dilutive Securities
Effect of Common Units	6,819	6,929	7,133	7,369
Effect of Stock Options	2,352	671	1,409	3,196
Effect of Warrants	61,065	—	40,782	—

Options were anti-dilutive for all periods presented because of net losses, and, as such, their effect has not been included in the calculation of diluted net loss per share. In addition, potentially dilutive shares related to the Warrants for the years ended December 31, 2012 and December 31, 2010 have been excluded from the denominator in the computation of diluted EPS because they are also anti-dilutive. In 2011, dilutive shares related to the Warrants are included in the denominator of EPS because they are dilutive. Outstanding Common Units have also been excluded from the diluted earnings per share calculation because including such Common Units would also require that the share of GGPLP income attributable to such Common Units be added back to net income therefore resulting in no effect on EPS.

NOTE 14 STOCK-BASED COMPENSATION PLANS

Incentive Stock Plans

The General Growth Properties, Inc. 2010 Equity Plan (the "Equity Plan") which remains in effect after the Effective Date, reserved for issuance of 4% of Successor outstanding shares on a fully diluted basis as of the Effective Date. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, "the Awards"). Directors, officers and other employees of GGP's and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP's common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed ten years.

Pursuant to the Plan, on the Effective Date, unvested options issued by the Predecessor became fully vested. Each option to acquire a share of the Predecessor common stock was replaced by two options: an option to acquire one share of Successor common stock and a separate option to acquire 0.098344 of a share of HHC common stock.

A-F-122

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 14 STOCK-BASED COMPENSATION PLANS (Continued)

Stock Options

The following tables summarize stock option activity for the Equity Plan for the Successor and for the 2003 Incentive Stock Plan for the Predecessor for the periods ended December 31, 2012, December 31, 2011, November 9 through December 31, 2010 and January 1, 2010 through November 9, 2010:

	Successor						Predecessor
	2012		2011		2010		2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options Outstanding at January 1 (November 10 for Successor in 2010),	11,503,869	$15.65	5,427,011	$20.21	5,413,917	$16.26	4,241,500	$31.63
Granted	—	—	8,662,716	15.26	1,891,857	14.73	2,100,000	10.56
Stock dividend adjustment	—	—	—	—	—	—	58,127	30.32
Exercised	(607,473)	13.89	(51,988)	11.05	(1,828,369)	2.72	—	—
Forfeited	(703,183)	14.68	(1,606,792)	14.96	(25,000)	14.73	(55,870)	64.79
Expired	(500,714)	46.28	(927,078)	39.31	(25,394)	34.05	(929,840)	44.28

Stock options Outstanding at December 31 (November 9, for Predecessor in 2010),	9,692,499	$13.59	11,503,869	$15.65	5,427,011	$20.21	5,413,917	$20.61

Intrinsic value of exercised options in period (in millions):		$3.3		$0.2		$23.7		$—

The weighted average remaining contractual term of nonvested awards as of December 31, 2012 was 1.4 years.

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$9.00 — $13.00	2,000,000	7.8	$9.69	1,000,000	7.8	$9.69
$14.00 — $17.00	7,692,499	8.2	14.60	1,841,600	7.3	14.51

Total	9,692,499	8.1	$13.59	2,841,600	7.5	$12.82

Intrinsic value ($19.85 stock price)	$60,675			$19,976

Stock options under the Equity Plan generally vest in 20% increments annually from one year from the grant date. Options under the 2003 Plan were replaced under the Plan with options, fully vested, in Successor common stock.

The weighted-average fair value of stock options as of the grant date was $4.59 for stock options granted during the year ended December 31, 2011, $ 3.92 for stock options granted during the period from November 10, 2010 through December 31, 2010 and $4.99 for stock options granted during the period from January 1, 2010 through November 9, 2010.

Restricted Stock

Pursuant to the Equity Plan, the 2003 Stock Incentive Plan and the 2010 Equity Incentive Plan, GGP and the Predecessor, respectively, made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest. All the Predecessor grants of restricted stock

A-F-123

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 14 STOCK-BASED COMPENSATION PLANS (Continued)

became vested. Each share of the Predecessor's previously restricted common stock was replaced by one share of Successor common stock and 0.098344 of a share of HHC common stock (rounded down to the nearest whole share because no fractional HHC shares were issued in accordance with the Plan).

The following table summarizes restricted stock activity for the respective grant year ended December 31, 2012, the year ended December 31, 2011, the periods from November 10, 2010 through December 31, 2010 and the period from January 1, 2010 through November 9, 2010:

	Successor						Predecessor
	2012		2011		2010		2010
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	1,716,932	$14.19	2,807,682	$14.24	—	$—	275,433	$33.04
Granted	37,731	14.89	84,659	14.98	3,053,092	14.21	90,000	15.14
Canceled	(123,183)	14.89	(329,292)	14.73	(12,500)	14.73	(8,097)	35.57
Vested	(205,142)	14.73	(846,117)	14.23	(232,910)	13.87	(357,336)	28.48

Nonvested restricted stock grants outstanding as of end of period	1,426,338	$14.07	1,716,932	$14.19	2,807,682	$14.24	—	$—

Vested fair value (in millions):		$3.9		$12.1		$3.7		$5.6

Other Required Disclosures

Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options, TSOs and our restricted stock and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Risk-free interest rate(*)	No options granted	1.25%	1.26%	1.39%
Dividend yield(*)	No options granted	2.50%	2.72%	2.86%
Expected volatility	No options granted	41.16%	38.00%	38.00%
Expected life (in years)	No options granted	6.5	5.0	5.0

(*)
Weighted average

A-F-124

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 14 STOCK-BASED COMPENSATION PLANS (Continued)

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period from November 10, 2010 through December 31, 2010	For the period from January 1, 2010 through November 9, 2010
Stock options — Property management and other costs	$3,111	$2,975	$279	$7,069
Stock options — General and administrative	6,282	5,650	674	(263)
Restricted stock — Property management and other costs	1,553	2,843	544	7,512
Restricted stock — General and administrative	7,922	8,591	4,466	1,873

Total	$18,868	$20,059	$5,963	$16,191

The Successor consolidated statements of operations do not include any expense related to the conversion of the Predecessor options to acquire the Predecessor common stock into options to acquire Successor common stock as such options were fully vested at the Effective Date and no service period expense or compensation expense is therefore recognizable.

Unrecognized compensation expense as of December 31, 2012 is as follows:

Year	Amount
2013	$17,333
2014	10,955
2015	7,290
2016	2,993

$38,571

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, actual forfeiture rates which differ from estimated forfeitures and/or timing of TSO vesting.

NOTE 15 PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2012	December 31, 2011
Intangible assets:
Above-market tenant leases, net (Note 4)	$804,280	$1,163,754
Below-market ground leases, net (Note 4)	159,714	198,230
Real estate tax stabilization agreement, net (Note 4)	97,983	104,295

Total intangible assets	1,061,977	1,466,279

Remaining prepaid expenses and other assets:
Security and escrow deposits	181,481	247,718
Prepaid expenses	54,514	51,928
Other non-tenant receivables	12,450	21,198
Deferred tax, net of valuation allowances	902	4,578
Other	18,141	13,834

Total remaining prepaid expenses and other assets	267,488	339,256

Total prepaid expenses and other assets	$1,329,465	$1,805,535

A-F-125

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 16 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2012	December 31, 2011
Intangible liabilities:
Below-market tenant leases, net (Note 4)	$473,982	$634,802
Above-market headquarter office leases, net (Note 4)	11,875	13,571
Above-market ground leases, net (Note 4)	8,951	9,400

Total intangible liabilities	494,808	657,773

Remaining accounts payable and accrued expenses:
Accrued interest	185,461	196,536
Accounts payable and accrued expenses	160,861	164,139
Accrued real estate taxes	67,581	77,722
Deferred gains/income	98,376	65,174
Accrued payroll and other employee liabilities	34,802	77,231
Construction payable	70,609	69,291
Tenant and other deposits	22,870	19,336
Insurance reserve liability	15,796	17,796
Capital lease obligations	13,292	12,774
Conditional asset retirement obligation liability	12,134	16,596
Uncertain tax position liability	5,873	6,847
Other	29,768	64,523

Total remaining accounts payable and accrued expenses	717,423	787,965

Total accounts payable and accrued expenses	$1,212,231	$1,445,738

NOTE 17 ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Net unrealized gains on financial instruments	$129	$129
Foreign currency translation	(87,547)	(48,131)
Unrealized gains on available-for-sale securities	64	229

	$(87,354)	$(47,773)

NOTE 18 LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material effect on our consolidated financial position, results of operations or liquidity.

Urban Litigation

In October 2004, certain limited partners (the "Urban Plaintiffs") of Urban Shopping Centers, L.P. ("Urban") filed a lawsuit against Urban's general partner, Head Acquisition, L.P. ("Head"), as well as TRCLP, Simon Property Group, Inc., Westfield America, Inc., and various of their affiliates, including Head's general partners (collectively, the "Urban Defendants"), in Circuit Court in Cook County, Illinois. The Predecessor, GGPLP and other affiliates were later included as Urban Defendants. The lawsuit alleges, among other things, that the Urban Defendants breached the Urban partnership agreement, unjustly enriched themselves through misappropriation of partnership opportunities, failed to grow the partnership, breached their fiduciary duties, and tortuously interfered with several contractual relationships. The plaintiffs seek relief in the form of unspecified monetary damages and equitable relief and requiring, among other things, the Urban Defendants, including the Predecessor and its affiliates, to engage in certain future transactions through the Urban Partnership. The case is

A-F-126

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 18 LITIGATION (Continued)

currently in the final stages of discovery. John Schreiber, one of our directors, serves on the board of directors of, and is an investor in, an entity that is a principal investor in the Urban Plaintiffs, and is himself an investor in the Urban Plaintiffs and, therefore, has a financial interest in the outcome of the litigation that may be adverse to us. While we do not believe that this litigation will have a material effect on our financial position, results of operations and cash flows, we are disclosing its existence due to Mr. Schreiber's interest in the case.

Default Interest

Pursuant to the Plan, the Company cured and reinstated that certain note (the "Homart Note") in the original principal amount of $254.0 million between GGP Limited Partnership and The Comptroller of the State of New York as Trustee of the Common Retirement Fund ("CRF") by payment in cash of accrued interest at the contractual non-default rate. CRF, however, contended that the Company's bankruptcy caused the Company to default under the Homart Note and, therefore, post-petition interest accrued under the Homart Note at the contractual default rate was due for the period June 1, 2009 until November 9, 2010. On June 16, 2011, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") ruled in favor of CRF, and, on June 22, 2011, the Company elected to satisfy the Homart Note in full by paying CRF the outstanding default interest and principal amount on the Homart Note totaling $246.0 million. As a result of the ruling, the Company incurred and paid $11.7 million of default interest expense during the year ended December 31, 2011. However, the Company has appealed the Bankruptcy Court's order and has reserved its right to recover the payment of default interest.

Pursuant to the Plan, the Company agreed to pay to the holders of claims (the "2006 Lenders") under a revolving and term loan facility (the "2006 Credit Facility") the principal amount of their claims outstanding of approximately $2.6 billion plus post-petition interest at the contractual non-default rate. However, the 2006 Lenders asserted that they were entitled to receive interest at the contractual default rate. In July 2011, the Bankruptcy Court ruled in favor of the 2006 Lenders. As a result of the ruling, the Company has accrued $96.1 million as of December 31, 2012 and $91.5 million as of December 31, 2011. In August 2011, the Company appealed the Bankruptcy Court ruling; a decision is expected in 2013. We will continue to evaluate the appropriateness of our accrual during the appeal process.

Tax Indemnification Liability

Pursuant to the Investment Agreements, the Successor has indemnified HHC from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which HHC and its subsidiaries become subject, in each case solely to the extent directly attributable to MPC Taxes (as defined in the Investment Agreements) in an amount up to $303.8 million. Under certain circumstances, we agreed to be responsible for interest or penalties attributable to such MPC Taxes in excess of the $303.8 million. As a result of this indemnity, The Howard Hughes Company, LLC and Howard Hughes Properties, Inc. filed petitions in the United States Tax Court on May 6, 2011, contesting this liability and a trial was held in early November 2012. We have accrued $303.8 million as of December 31, 2012 and December 31, 2011 related to the tax indemnification liability. In addition, we have accrued $21.6 million of interest related to the tax indemnification liability in accounts payable and accrued expenses on our Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011. The aggregate liability of $325.4 million represents management's best estimate of our liability as of December 31, 2012, which will be periodically evaluated in the aggregate. We do not expect to make any significant payments on the tax indemnification liability within the next 12 months.

NOTE 19 COMMITMENTS AND CONTINGENCIES

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. The following is a summary of our contractual rental expense as presented in our Consolidated Statements of Operations and Comprehensive Loss:

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from November 10, 2010 through December 31, 2010	Period from January 1, 2010 through November 9, 2010
Contractual rent expense, including participation rent	$14,248	$13,034	$1,833	$8,520
Contractual rent expense, including participation rent and excluding amortization of above- and below-market ground leases and straight-line rent	9,188	7,886	1,123	4,290

A-F-127

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 19 COMMITMENTS AND CONTINGENCIES (Continued)

See Note 9, Note 16, and Note 18 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2013	2014	2015	2016	2017	Subsequent/ Other	Total
Mortgages, notes and loans payable	$535,498	$1,292,166	$1,548,096	$2,382,100	$1,701,745	$8,507,261	$15,966,866
Retained debt-principal	1,366	1,443	1,524	1,596	1,699	84,132	91,760
Junior Subordinated Notes(1)	—	—	—	—	—	206,200	206,200
Ground lease payments	6,909	6,871	6,881	6,765	6,795	203,836	238,057
Tax indemnification liability	—	—	—	—	—	303,750	303,750
Uncertain tax position liability	—	—	—	—	—	5,873	5,873

Total	$543,773	$1,300,480	$1,556,501	$2,390,461	$1,710,239	$9,311,052	$16,812,506

(1)
The $206.2 million of Junior Subordinated Notes are due in 2041, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2017.
(2)
The uncertain income tax liability for which reasonable estimates about the timing of payments cannot be made is disclosed within the Subsequent/Other column.

NOTE 20 SUBSEQUENT EVENTS

Subsequent to December 31, 2012, we have closed on loans of approximately $500 million with a weighted average interest rate of 3.65% that mature in 2025, resulting in proceeds of approximately $295 million. These new loans replace existing loans of approximately $205 million with a weighted average interest rate of 4.50% that previously matured in 2013 and 2016.

On February 15, 2013, we sold one property for $ 8.5 million. In addition, we reduced our debt by approximately $26 million by repaying the outstanding balance of the mortgage note secured by the property.

On February 14, 2013, our consolidated subsidiary, TRCLLC, redeemed the $91.8 million of unsecured corporate notes due November 26, 2013 (the "Notes"). The Notes were redeemed in cash at the "Make-Whole Price", as defined in the applicable indenture, plus accrued and unpaid interest up to, but excluding, the redemption date. We expect to incur debt extinguishment costs of approximately $3 million in connection with the redemption in the first quarter of 2013.

On February 13, 2013, we issued 10,000,000 shares of 6.375% Series A Preferred Stock at a price of $25.00 per share, under a public offering. We have granted the underwriters an option to purchase an additional 1.5 million shares within 30 days of February 13, 2013 to cover any potential over-allotments.

On February 5, 2013, one property that was previously transferred to a special servicer was sold, in a lender directed sale in full satisfaction of the related debt, for an amount less than the carrying value of the non-recourse debt of $91.2 million.

On February 4, 2013, our Board of Directors declared a first quarter common stock dividend of $0.12 per share payable on April 30, 2013, to stockholders of record on April 16, 2013.

On January 28, 2013, GGPLP purchased Warrants held by Blackstone and Fairholme for approximately $633 million. GGPLP funded the transactions using its available cash resources, including a $400 million draw down on the revolving credit facility (Note 10). On February 15, 2013, the draw on the revolving credit facility was repaid using proceeds from the public offering discussed above.

A-F-128

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 21 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$600,632	$608,700	$626,803	$675,714
Operating income	166,631	192,516	129,865	254,046
Loss from continuing operations	(184,018)	(108,880)	(176,213)	(25,443)
(Loss) income from discontinued operations	(10,228)	2,533	(30,392)	61,108
Net (loss) income attributable to common shareholders	(197,615)	(107,936)	(207,887)	32,201
Basic (loss) earnings per share from:(1)
Continuing operations	(0.20)	(0.12)	(0.20)	(0.03)
Discontinued operations	(0.01)	—	(0.03)	0.07
Diluted (loss) earnings per share from:(1)
Continuing operations	(0.20)	(0.12)	(0.20)	(0.03)
Discontinued operations	(0.01)	—	(0.03)	0.07
Dividends declared per share	0.10	0.10	0.11	0.11
Weighted-average shares outstanding:
Basic	937,274	937,789	938,316	938,049
Diluted	937,274	937,789	938,316	938,049

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$604,885	$587,482	$608,431	$643,986
Operating income	158,760	142,763	134,290	185,899
Income (loss) from continuing operations	14,068	(195,709)	261,987	(286,531)
Loss from discontinued operations	(7,120)	(6,389)	(5,379)	(81,731)
Net income (loss) attributable to common shareholders	5,662	(203,048)	252,050	(367,838)
Basic earnings (loss) per share from:(1)
Continuing operations	0.01	(0.21)	0.27	(0.30)
Discontinued operations	(0.01)	(0.01)	—	(0.09)
Diluted earnings (loss) per share from:(1)
Continuing operations	0.01	(0.21)	(0.07)	(0.30)
Discontinued operations	(0.01)	(0.01)	(0.01)	(0.09)
Dividends declared per share(2)	0.10	0.10	0.10	0.53
Weighted-average shares outstanding:
Basic	957,435	946,769	936,260	943,669
Diluted	996,936	946,769	970,691	943,669

(1)
Earnings (loss) per share for the quarters do not add up to annual earnings per share due to the issuance of additional common stock during the year.
(2)
Includes $0.43 non-cash distribution of Rouse Properties, Inc. (Note 12).

A-F-129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

        We have audited the consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the year ended December 31, 2012 and 2011, and the period from November 10, 2010 to December 31, 2010 (Successor Company operations), and the period from January 1, 2010 to November 9, 2010 (Predecessor Company operations) and the Company's internal control over financial reporting as of December 31, 2012 (such report dated February 28, 2013 and not presented herein), and have issued our reports thereon dated February 28, 2013 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's financial statements including assets, liabilities, and a capital structure with carrying values not comparable with prior periods). Our audits also included the consolidated financial statement schedule of the Company. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 28, 2013

A-F-130

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2012

					Costs Capitalized Subsequent to Acquisition
			Acquistion Cost (b)				Gross Amounts at Which Carried at Close of Period (c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
		(Dollars in thousands)
Ala Moana Center	Honolulu, HI	$1,400,000	$571,836	$1,738,740	$—	$3,019	$571,836	$1,741,759	$2,313,595	$120,359	November, 2010	(d)
Apache Mall	Rochester, MN	99,477	17,738	116,663	—	1,316	17,738	117,979	135,717	9,324	November, 2010	(d)
Augusta Mall	Augusta, GA	158,498	25,450	137,376	—	4,747	25,450	142,123	167,573	12,977	November, 2010	(d)
Baybrook Mall	Friendswood, TX	262,595	76,527	288,241	—	(100)	76,527	288,141	364,668	19,431	November, 2010	(d)
Bayside Marketplace	Miami, FL	2,481	—	198,396	—	810	—	199,206	199,206	23,973	November, 2010	(d)
Beachwood Place	Beachwood, OH	223,826	59,156	196,205	—	1,469	59,156	197,674	256,830	13,313	November, 2010	(d)
Bellis Fair	Bellingham, WA	92,595	14,122	102,033	—	1,561	14,122	103,594	117,716	8,738	November, 2010	(d)
Boise Towne Square	Boise, ID	147,060	44,182	163,118	—	4,491	44,182	167,609	211,791	12,702	November, 2010	(d)
Brass Mill Center	Waterbury, CT	104,919	31,496	99,107	—	826	31,496	99,933	131,429	9,778	November, 2010	(d)
Burlington Town Center	Burlington, VT	23,959	3,703	22,576	—	(1,464)	3,703	21,112	24,815	2,412	November, 2010	(d)
Coastland Center	Naples, FL	129,805	24,470	166,038	—	584	24,470	166,622	191,092	12,658	November, 2010	(d)
Columbia Mall	Columbia, MO	88,002	7,943	107,969	—	(1,021)	7,943	106,948	114,891	9,088	November, 2010	(d)
Columbiana Centre	Columbia, SC	97,267	22,178	125,061	—	(1,276)	22,178	123,785	145,963	11,090	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	114,026	20,178	134,515	2,219	13,065	22,397	147,580	169,977	11,461	November, 2010	(d)
Coronado Center	Albuquerque, NM	151,443	28,312	153,526	—	(596)	28,312	152,930	181,242	11,921	November, 2010	(d)
Crossroads Center	St. Cloud, MN	77,088	15,499	103,077	—	911	15,499	103,988	119,487	8,603	November, 2010	(d)
Cumberland Mall	Atlanta, GA	102,586	36,913	138,795	—	2,015	36,913	140,810	177,723	12,469	November, 2010	(d)
Deerbrook Mall	Humble, TX	150,548	36,761	133,448	—	(251)	36,761	133,197	169,958	11,070	November, 2010	(d)
Eastridge Mall	Casper, WY	31,061	5,484	36,756	—	16	5,484	36,772	42,256	3,412	November, 2010	(d)
Eastridge Mall	San Jose, CA	152,910	30,368	135,317	—	1,166	30,368	136,483	166,851	10,526	November, 2010	(d)
Eden Prairie Center	Eden Prairie, MN	72,095	24,985	74,733	—	(1,956)	24,985	72,777	97,762	6,832	November, 2010	(d)
Fashion Place	Murray, UT	226,730	24,068	232,456	1,387	51,186	25,455	283,642	309,097	19,333	November, 2010	(d)
Fashion Show	Las Vegas, NV	840,235	564,310	627,327	—	24,521	564,310	651,848	1,216,158	55,135	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	90,334	17,259	126,570	—	899	17,259	127,469	144,728	9,940	November, 2010	(d)
Fox River Mall	Appleton, WI	183,405	42,259	217,932	—	3,130	42,259	221,062	263,321	15,512	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	156,169	30,965	147,002	—	(461)	30,965	146,541	177,506	11,235	November, 2010	(d)
Governor's Square	Tallahassee, FL	73,968	18,289	123,088	—	1,032	18,289	124,120	142,409	14,021	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	47,540	13,066	59,658	—	1,087	13,066	60,745	73,811	5,574	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	63,000	12,459	85,370	—	1,882	12,459	87,252	99,711	7,457	November, 2010	(d)
Hulen Mall	Fort Worth, TX	102,145	8,665	112,252	—	12,685	8,665	124,937	133,602	8,946	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	170,098	54,663	262,608	—	2,142	54,663	264,750	319,413	20,789	November, 2010	(d)

A-F-131

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2012

					Costs Capitalized Subsequent to Acquisition
			Acquistion Cost (b)				Gross Amounts at Which Carried at Close of Period (c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
		(Dollars in thousands)
Lakeside Mall	Sterling Heights, MI	153,698	36,993	130,460	—	911	36,993	131,371	168,364	9,663	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	215,235	54,628	219,013	—	(1,400)	54,628	217,613	272,241	17,214	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	229,985	88,742	319,097	—	393	88,742	319,490	408,232	21,588	November, 2010	(d)
Mall of The Bluffs	Council Bluffs, IA	24,278	3,839	12,007	(1,410)	(5,419)	2,429	6,588	9,017	757	November, 2010	(d)
Mall St. Matthews	Louisville, KY	133,082	42,014	155,809	19	1,802	42,033	157,611	199,644	11,945	November, 2010	(d)
Market Place Shopping Center	Champaign, IL	103,647	21,611	111,515	—	2,179	21,611	113,694	135,305	9,119	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	278,369	84,473	352,140	(79)	(10,423)	84,394	341,717	426,111	24,672	November, 2010	(d)
Meadows Mall	Las Vegas, NV	95,101	30,275	136,846	—	(161)	30,275	136,685	166,960	10,140	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	67,989	19,707	63,348	—	5,048	19,707	68,396	88,103	6,846	November, 2010	(d)
Newgate Mall	Ogden, UT	58,000	17,856	70,318	—	1,956	17,856	72,274	90,130	7,617	November, 2010	(d)
North Point Mall	Alpharetta, GA	203,089	57,900	228,517	—	1,648	57,900	230,165	288,065	24,710	November, 2010	(d)
North Star Mall	San Antonio, TX	338,082	91,135	392,422	—	4,916	91,135	397,338	488,473	26,145	November, 2010	(d)
Northridge Fashion Center	Northridge, CA	245,197	66,774	238,023	—	22,650	66,774	260,673	327,447	18,504	November, 2010	(d)
NorthTown Mall	Spokane, WA	83,928	12,310	108,857	—	493	12,310	109,350	121,660	8,723	November, 2010	(d)
Oak View Mall	Omaha, NE	82,900	20,390	107,216	—	423	20,390	107,639	128,029	8,623	November, 2010	(d)
Oakwood Center	Gretna, LA	89,719	21,105	74,228	—	1,925	21,105	76,153	97,258	5,556	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	76,457	13,786	92,114	—	603	13,786	92,717	106,503	7,759	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	128,316	27,075	157,100	—	411	27,075	157,511	184,586	13,143	November, 2010	(d)
Oxmoor Center	Louisville, KY	93,139	—	117,814	—	1,981	—	119,795	119,795	8,255	November, 2010	(d)
Paramus Park	Paramus, NJ	95,106	31,320	102,054	—	3,269	31,320	105,323	136,643	9,886	November, 2010	(d)
Park City Center	Lancaster, PA	193,116	42,451	195,409	—	1,299	42,451	196,708	239,159	14,105	November, 2010	(d)
Park Place	Tucson, AZ	195,705	61,907	236,019	—	443	61,907	236,462	298,369	15,653	November, 2010	(d)
Peachtree Mall	Columbus, GA	81,735	13,855	92,143	—	1,459	13,855	93,602	107,457	9,619	November, 2010	(d)
Pecanland Mall	Monroe, LA	50,075	12,943	73,231	—	6,886	12,943	80,117	93,060	7,323	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	119,204	64,883	254,910	—	(943)	64,883	253,967	318,850	29,214	November, 2010	(d)
Pine Ridge Mall	Pocatello, ID	20,942	7,534	5,013	—	4,102	7,534	9,115	16,649	1,023	November, 2010	(d)
Pioneer Place	Portland, OR	105,260	—	97,096	—	1,288	—	98,384	98,384	5,372	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	33,410	—	52,373	—	1,731	—	54,104	54,104	4,898	November, 2010	(d)
Providence Place	Providence, RI	415,219	—	400,893	—	(390)	—	400,503	400,503	25,061	November, 2010	(d)
Provo Towne Centre	Provo, UT	52,207	17,027	75,871	943	(9,229)	17,970	66,642	84,612	6,254	November, 2010	(d)

A-F-132

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2012

					Costs Capitalized Subsequent to Acquisition
			Acquistion Cost (b)				Gross Amounts at Which Carried at Close of Period (c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
		(Dollars in thousands)
Red Cliffs Mall	St. George, UT	19,904	6,811	33,930	—	793	6,811	34,723	41,534	3,409	November, 2010	(d)
Ridgedale Center	Minnetonka, MN	158,786	39,495	151,090	1,108	891	40,603	151,981	192,584	11,001	November, 2010	(d)
River Hills Mall	Mankato, MN	76,151	16,207	85,608	—	1,067	16,207	86,675	102,882	6,861	November, 2010	(d)
Rivertown Crossings	Grandville, MI	165,652	47,790	181,770	—	1,699	47,790	183,469	231,259	13,441	November, 2010	(d)
Rogue Valley Mall	Medford, OR	55,000	9,042	61,558	—	1,803	9,042	63,361	72,403	4,379	November, 2010	(d)
Sooner Mall	Norman, OK	57,113	9,902	69,570	—	2,831	9,902	72,401	82,303	6,397	November, 2010	(d)
Southwest Plaza	Littleton, CO	99,680	19,024	76,453	(16)	592	19,008	77,045	96,053	8,342	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	62,511	16,817	100,209	—	(8,274)	16,817	91,935	108,752	8,100	November, 2010	(d)
Staten Island Mall	Staten Island, NY	277,264	102,227	375,612	—	(1,693)	102,227	373,919	476,146	30,658	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	212,553	65,962	203,043	—	1,187	65,962	204,230	270,192	14,967	November, 2010	(d)
The Crossroads	Portage, MI	—	20,261	95,463	—	(1,320)	20,261	94,143	114,404	8,314	November, 2010	(d)
The Gallery At Harborplace	Baltimore, MD	92,027	15,930	112,117	—	2,621	15,930	114,738	130,668	8,885	November, 2010	(d)
The Grand Canal Shoppes	Las Vegas, NV	468,750	49,785	716,625	—	(3,821)	49,785	712,804	762,589	44,689	November, 2010	(d)
The Maine Mall	South Portland, ME	196,940	36,205	238,067	—	893	36,205	238,960	275,165	18,553	November, 2010	(d)
The Mall In Columbia	Columbia, MD	350,000	124,540	479,171	—	38	124,540	479,209	603,749	29,930	November, 2010	(d)
The Oaks Mall	Gainesville, FL	138,654	21,954	173,353	—	(1,864)	21,954	171,489	193,443	7,066	April, 2012	(d)
The Parks at Arlington	Arlington, TX	260,276	19,807	299,708	49	8,970	19,856	308,678	328,534	19,908	November, 2010	(d)
The Shoppes at Buckland	Manchester, CT	128,714	35,180	146,474	—	(612)	35,180	145,862	181,042	12,740	November, 2010	(d)
The Shoppes at the Palazzo	Las Vegas, NV	156,250	—	290,826	—	(709)	—	290,117	290,117	17,718	November, 2010	(d)
The Shops At Fallen Timbers	Maumee, OH	44,034	3,785	31,771	(16)	1,647	3,769	33,418	37,187	3,491	November, 2010	(d)
The Shops At La Cantera	San Antonio, TX	166,752	80,016	350,737	—	20,473	80,016	371,210	451,226	26,477	November, 2010	(d)
The Streets At SouthPoint	Durham, NC	260,000	66,045	242,189	—	(732)	66,045	241,457	307,502	16,945	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	263,992	84,889	349,315	2,858	11,075	87,747	360,390	448,137	23,475	November, 2010	(d)
Town East Mall	Mesquite, TX	160,270	9,928	168,555	—	2,699	9,928	171,254	181,182	12,495	November, 2010	(d)
Tucson Mall	Tucson, AZ	246,000	2,071	193,815	—	95,521	2,071	289,336	291,407	33,284	November, 2010	(d)
Tysons Galleria	McLean, VA	255,202	90,317	351,005	—	1,852	90,317	352,857	443,174	21,762	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	83,210	38,964	211,930	—	(1,661)	38,964	210,269	249,233	15,538	November, 2010	(d)
Visalia Mall	Visalia, CA	74,000	11,912	80,185	—	436	11,912	80,621	92,533	5,611	November, 2010	(d)
Westlake Center	Seattle, WA	4,380	19,055	129,295	(14,819)	(94,148)	4,236	35,147	39,383	2,445	November, 2010	(d)
Westroads Mall	Omaha, NE	156,609	32,776	184,253	—	904	32,776	185,157	217,933	6,217	April, 2012	(d)
White Marsh Mall	Baltimore, MD	176,765	43,880	177,194	4,125	2,824	48,005	180,018	228,023	13,964	November, 2010	(d)
Willowbrook	Wayne, NJ	156,963	110,660	419,822	—	686	110,660	420,508	531,168	29,701	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	187,935	67,825	242,744	—	10,588	67,825	253,332	321,157	17,748	November, 2010	(d)
Office, other and construction in progress(e)		1,262,674	117,365	492,975	(161)	404,604	117,204	897,579	1,014,783	56,324
Total		$16,173,066	$4,282,264	$18,554,241	$(3,793)	$629,146	$4,278,471	$19,183,387	$23,461,858	$1,440,301

A-F-133

GENERAL GROWTH PROPERTIES, INC.

NOTES TO SCHEDULE III

(Dollars in thousands)

(a)
See description of mortgages, notes and other loans payable in Note 8 of Notes to Consolidated Financial Statements.

(b)
Acquisition cost for individual properties represents historical cost at the end of the month acquired.

(c)
The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $16.7 billion (unaudited).

(d)
Depreciation is computed based upon the following estimated useful lives:

(e)
Office, other and construction in progress includes stand-alone offices, strip centers and regional malls transferred to a special servicer, as well as, construction in progress for all properties which is recorded in land and building and improvements.

Years
Buildings and improvements	45
Equipment and fixtures	5-10
Tenant improvements	Shorter of useful life or applicable lease term

Reconciliation of Real Estate

	2012	2011	2010
Balance at beginning of period	$24,597,501	$25,140,166	$28,350,102
Acquisition accounting adjustments and HHC distribution	—	—	(3,104,518)
Additions	1,034,439	383,001	12,518
Impairments	(131,156)	(63,910)	—
Dispositions and write-offs	(2,038,926)	(861,756)	(117,936)

Balance at end of period	$23,461,858	$24,597,501	$25,140,166

Reconciliation of Accumulated Depreciation

	2012	2011	2010
Balance at beginning of period	$974,185	$129,794	$4,494,297
Depreciation expense	775,768	942,661	135,003
Dispositions and write-offs	(309,652)	(98,270)	(4,499,506)

Balance at end of period	$1,440,301	$974,185	$129,794

A-F-134

 ANNEX B

UNAUDITED FINANCIAL STATEMENTS OF EXCHANGE LP

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

Unaudited balance sheet
as at December 16, 2013

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

UNAUDITED BALANCE SHEET

(all dollar amounts are in U.S. dollars)

As at December 16, 2013
Assets
Cash	$1,000

$1,000

Partners' capital	$1,000

$1,000

The accompanying notes are an integral part of these unaudited financial statements.

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP

NOTES TO THE UNAUDITED BALANCE SHEET

1.     ORGANIZATION

  Brookfield Office Properties Exchange LP was formed on December 16, 2013 for the purpose of making an offer to purchase the outstanding common shares in the capital of Brookfield Office Properties Inc., a corporation incorporated under the laws of Canada.

  Brookfield Office Properties Exchange LP is an indirect subsidiary of Brookfield Property Partners L.P. and has no material assets or liabilities and no operating history.

  Brookfield Office Properties Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363-9491.

  The unaudited balance sheet of Brookfield Office Properties Exchange LP was approved by the board of directors and authorized for issue on December 16, 2013.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The balance sheet has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Separate Statements of Income, Changes in Partners' Capital and Cash Flows have not been presented as there have been no activities for this entity up to December 16, 2013, except for the issuance on December 16, 2013 of 36 limited partnership units to Brookfield Property Split Holdings Corp. for $900 and four general partnership units to BOP Exchange GP ULC for $100.

 ANNEX C

VALUATIONS

December 19, 2013

The Independent Committee of the Board of Directors
Brookfield Office Properties Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, ON
M5J 2T3

Attention:        Christie J.B. Clark and Paul J. Massey Jr.

Dear Sirs:

        Morgan Stanley Canada Limited ("Morgan Stanley", "we" or "our") understands that Brookfield Property Partners L.P. ("BPY"), and its indirect subsidiaries, Brookfield Property Split Corp. ("BOP Split") and Brookfield Office Properties Exchange LP ("Exchange LP" and collectively with BPY and BOP Split, the "Offerors") are proposing to make an offer, by way of a take-over bid, to purchase any or all of the common shares (the "BPO Common Shares") of Brookfield Office Properties Inc. ("BPO") not already owned by the Offerors (the "Offer"). We understand that BPY owns approximately 51% of BPO and that the Offer would constitute an "insider bid" for the purposes of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"). We understand that under the Offer each holder of a BPO Common Share will be permitted to elect to receive consideration per BPO Common Share (the "Consideration") of either one non-voting limited partnership unit of BPY (a "BPY Unit") or $20.34 in cash, subject in each case to pro-ration. The total number of BPY Units that may be issued under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed 186,211,700 and the total amount of cash available under the Offer and any compulsory acquisition or subsequent acquisition transaction shall not exceed $1,865,507,718, which equates to approximately 67% and 33%, respectively, of the total number of BPO Common Shares on a fully diluted gross basis to be acquired under the Offer and any compulsory acquisition or subsequent acquisition transaction. Morgan Stanley further understands that Canadian holders of BPO Common Shares can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP ("Exchange LP Units"). Each Exchange LP Unit will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit. The above description is summary in nature. The specific terms and conditions of the Offer are to be described in the offer to purchase and take-over bid circular of the Offerors (the "BPY Circular") which are to be mailed to holders of the BPO Common Shares in connection with the Offer.

        Morgan Stanley further understands that the board of directors of BPO (the "Board") has appointed a committee (the "Independent Committee") comprised of members of the Board who are independent for the purposes of MI 61-101, to consider the Offer and to make recommendations to the Board with respect to the Offer. The Independent Committee has retained Morgan Stanley to provide financial advice and assistance to the Independent Committee in evaluating the Offer, including the preparation and delivery to the Independent Committee of a formal valuation of the BPO Common Shares (the "BPO Valuation") and of the BPY Units (the "BPY Valuation") (together, the "Valuations") in accordance with the requirements of MI 61-101 and under the supervision of the Independent Committee.

        All dollar amounts herein are expressed in United States dollars, unless stated otherwise.

ENGAGEMENT OF MORGAN STANLEY

        On October 11, 2013, the Independent Committee requested Morgan Stanley to submit a proposal with respect to providing formal valuations of the BPO Common Shares and the BPY Units. Following Morgan Stanley's submission of such a proposal on October 16, 2013, Morgan Stanley was invited to meet with the Independent Committee on October 23, 2013. The Independent Committee agreed to hire Morgan Stanley as announced in a press release on October 30, 2013, which was formalized in a letter agreement dated December 2, 2013 (the "Engagement Agreement"). On December 3, 2013, at the request of the Independent Committee, Morgan Stanley delivered the substance of the preliminary valuation analysis. On December 18, 2013, at the request of the Independent Committee, Morgan Stanley orally delivered the substance of the Valuations. These Valuations provide the same opinions, in writing, as of December 19, 2013.

        The Engagement Agreement provides for a payment to Morgan Stanley of a fee upon our delivery of our preliminary valuation analysis ($2.0 million), which was delivered on December 3, 2013, a fee upon our delivery of the Valuations ($2.2 million) and a fee upon our delivery of each subsequent financial opinion ($500,000), if requested by the Independent Committee. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Valuations or in any subsequent financial opinion, or the completion of the Offer. In addition, BPO has agreed to reimburse Morgan Stanley for our reasonable out-of-pocket expenses and to indemnify Morgan Stanley in respect of certain liabilities that might arise out of our engagement. The fees payable to Morgan Stanley pursuant to the Engagement Agreement are not financially material to Morgan Stanley.

        Subject to the terms of the Engagement Agreement, Morgan Stanley consents to the inclusion of the Valuations in the BPY registration statement on Form F-4, the BPY Circular and in the directors' circular of BPO (the "Directors' Circular"), with a summary thereof, in a form acceptable to Morgan Stanley, and to the filing thereof with the applicable Canadian and United States securities regulatory authorities.

CREDENTIALS OF MORGAN STANLEY

        Morgan Stanley and its affiliated entities is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services.

        The Valuations are the opinions of Morgan Stanley and their form and content have been approved by a committee of senior investment banking professionals of Morgan Stanley, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters. The Valuations have been prepared in accordance with the Disclosure Standards for Formal Valuations and the Fairness Opinions of the Investment Industry Regulatory Organization of Canada (the "Organization") but the Organization has not been involved in the preparation or review of the Valuations.

INDEPENDENCE OF MORGAN STANLEY

        Morgan Stanley confirms that: (i) we and our affiliated entities are not an issuer insider, associated entity nor an affiliated entity of any interested party as each such term is used in MI 61-101; (ii) we and our affiliated entities are not acting as a financial advisor to any interested party in respect of the Offer; (iii) our compensation under the Engagement Agreement does not depend in whole or in part on the conclusion reached in the Valuations or the outcome of the Offer; (iv) we and our affiliated entities will not act as manager or co-manager of any soliciting dealer group formed by any interested party in connection with the Offer nor will we, as a member of any such group, perform services beyond customary soliciting dealer's functions nor will we receive more than the per security or per securityholder fee payable to other members of the group; and (v) we and our affiliated entities do not have any material financial interest in the completion of the Offer.

        Prior to entering into the Engagement Agreement, Morgan Stanley or its affiliated entities have provided various financial advisory services to BPO, Brookfield Asset Management Inc. ("BAM"), and certain of their respective affiliated entities in connection with transactions unrelated to the Offer. The fees paid to Morgan Stanley or its affiliated entities, as applicable, in connection with the foregoing activities, together with the fees payable to Morgan Stanley pursuant to the Engagement Agreement, are not, in the aggregate, financially material to Morgan Stanley and its affiliated entities. Morgan Stanley and its affiliates act as traders and dealers, both as principals and agents, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of BPO or BPY or their affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such entities. As investment dealers, Morgan Stanley and its affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer, BPO, BPY and their respective affiliates. There are no understandings or agreements between Morgan Stanley and its affiliated entities, BPO and its associated or affiliated entities or BPY and its associated or affiliated entities with respect to future financial advisory or investment banking business. Morgan Stanley and its affiliated entities may in the future, in the ordinary course of business, perform financial advisory or investment banking services for such entities.

SCOPE OF REVIEW

        In connection with the Valuations, Morgan Stanley reviewed and relied upon (subject to the exercise of professional judgment, and except as expressly described herein, without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1)
  interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BPO for the three and six months ended June 30, 2013 and the three and nine months September 30, 2013;

  2)
  annual reports, comparative audited annual financial statements, management's discussion and analysis, annual information forms and management information circulars of BPO for the fiscal years ended December 31, 2012, 2011 and 2010;

  3)
  annual report on Form 20-F of BPY dated April 30, 2013 including the accompanying financial statements;

  4)
  interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of BPY for the three and six months ended June 30, 2013 and the three and nine months ended September 30, 2013;

  5)
  quarterly supplemental reports for the three months ended June 30, 2013 and September 30, 2013 for BPY and BPO, as well as a review of quarterly earnings call transcripts for the three months ended June 30, 2013 and September 30, 2013;

  6)
  press releases, material change reports and other regulatory filings made by BPO and BPY during the past three years;

  7)
  management-prepared operating and financial projections for BPO and BPY;

  8)
  various BPY investor presentations including a September 2013 Investor Presentation regarding the Offer; a November 2013 Investor Presentation regarding BPY's investment in General Growth Properties, Inc. ("GGP"); and monthly corporate profiles from September to December 2013;

  9)
  publicly available information regarding GGP, Rouse Properties, Inc. ("RSE"), the Canary Wharf Group plc ("CWG"), affiliates of BPO and BPY such as BAM, Brookfield Canada Office Properties, Brookfield Prime Property Fund, Brookfield Renewable Energy Partners L.P, and Brookfield Infrastructure Partners L.P., and certain other funds in which BPY has investments;

  10)
  review of due diligence files contained in a data room prepared by each of BPO and BPY, including such items as internal business plans, International Finance Reporting Standards (IFRS) valuations, asset, tenant, leasing, development and redevelopment project information, fund investor reports, asset appraisals, investment committee memos, tax disclosure, and debt, preferred stock, capital securities, and equity details, including shares, units, unit equivalents, and options outstanding;

  11)
  discussions with management of each of BPO and BPY regarding the primary assets, operations, and businesses of each of BPO and BPY, and other issues deemed relevant by Morgan Stanley;

  12)
  due diligence sessions and calls with senior management of each of BPO and BPY;

  13)
  meetings and discussions with the Independent Committee;

  14)
  discussions with legal counsel to the Independent Committee;

  15)
  various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding BPO and BPY, the commercial real estate and office and mall property industries, and other public companies, as Morgan Stanley deemed relevant;

  16)
  public information relating to the business, operations, financial performance and stock trading history of each of BPO and BPY, and other selected public companies, as Morgan Stanley considered relevant;

  17)
  public information with respect to certain other transactions of a comparable nature, as Morgan Stanley considered relevant;

  18)
  certificates addressed to Morgan Stanley, dated as of the date hereof, from two senior officers of each of BPO and BPG LLC (as defined below) as to the completeness and accuracy of the information provided to Morgan Stanley by BPO and BPY, respectively; and

  19)
  such other corporate, industry, and financial market information, investigations and analyses as Morgan Stanley considered necessary or appropriate in the circumstances.

        Morgan Stanley has not, to the best of its knowledge, been denied access by BPO or BPY to any information requested by Morgan Stanley. Morgan Stanley did, however, request certain non-public information regarding certain entities in which BPY has an investment for purposes of the BPY Valuation, including with respect to GGP, RSE, and certain private funds. BPY advised Morgan Stanley that it was legally precluded from providing such information to Morgan Stanley and, as such and with the permission of the Independent Committee, Morgan Stanley has relied upon publicly available information with respect to these entities and discussions with BPY with respect to its strategy for these investments for the purposes of the BPY Valuation.

PRIOR VALUATIONS

        Each of BPO and BPY has represented to Morgan Stanley that there are no prior valuations (as defined in MI 61-101) of BPO or BPY or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof.

ASSUMPTIONS AND LIMITATIONS

        The Valuations are subject to the assumptions and limitations set out below.

        With the Independent Committee's acknowledgement and agreement as provided for in the Engagement Agreement, Morgan Stanley has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources or provided to it by or on behalf of BPO and BPY, or otherwise obtained by Morgan Stanley, including the certificates identified below (collectively, the "Information"). The Valuations are conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, Morgan Stanley has not attempted to verify independently the accuracy, completeness of fair presentation of any of the Information. Without limiting the generality of the foregoing, our description of BPO, BPY and of their respective assets, businesses and operations are derived from information that we have obtained from BPO, BPY or their respective affiliates or advisors or from publicly available sources. We have not met separately with the independent auditors of BPO or BPY in connection with preparing the Valuations, and, with the Independent Committee's permission, we have assumed the accuracy and fair presentation of, and relied upon, BPO's and BPY's audited financial statements and the reports of the auditors thereon and BPO's and BPY's interim unaudited financial statements.

        With respect to the budgets, forecasts, projections and/or estimates provided to Morgan Stanley and used in its analyses, Morgan Stanley notes that projecting future results is inherently subject to uncertainty. Morgan Stanley has assumed, however, that such budgets, forecasts, projections and/or estimates were prepared using the assumptions identified therein which Morgan Stanley has been advised are (or were at the time of preparation and continue to be), in the opinion of BPO or BPY, as applicable, reasonable in the circumstances and were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPY, respectively. Senior officers of BPO and Brookfield Property Group LLC ("BPG LLC"), a manager of BPY (where we refer to BPY management herein, we are referring to management of BPG LLC as a manager of BPY), have represented to Morgan Stanley in certificates dated December 19, 2013, among other things, that to the best of their knowledge, information and belief after due inquiry (as it relates to BPO in the case of representations by senior officers of BPO, and BPY in the case of representations by senior officers of BPG LLC):

  1)
  BPO and BPG LLC have no information or knowledge of any facts, not specifically provided to Morgan Stanley relating to BPO or BPY, or any of their subsidiaries or their respective assets, liabilities, affairs, business, operations, prospects or condition (financial or otherwise) which would reasonably be expected to affect the Valuations in any material respect;

  2)
  subject to (4) below regarding budgets, forecasts, projections and estimates, the Information provided orally by, or in the presence of, an officer of BPO or BPG LLC or in writing by BPO or BPG LLC or by any of BPO's or BPY's respective subsidiaries or their respective advisors or agents to Morgan Stanley for the purpose of preparing the Valuations is, or in the case of historical Information, was at the date of preparation, complete, true and accurate in all material respects, and does not and did not contain any untrue statement of a material fact in respect of BPO, BPY, and their respective subsidiaries or the Offer and does not and did not omit to state a material fact in respect of BPO, BPY and their respective subsidiaries or the Offer necessary to make the Information or any statement therein not misleading in light of the circumstances under which the Information was provided or any such statement was made;

  3)
  since the date on which the Information was provided to Morgan Stanley, except as disclosed in writing to Morgan Stanley, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY and of their respective subsidiaries, each taken as a whole, and no material change has occurred in the Information or any part thereof which would have or which would reasonably be excepted to have a material effect on the Valuations and there is no plan or proposal by either BPO or BPY for any material change in the respective financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BPO, BPY or any of their respective subsidiaries which has not been disclosed to Morgan Stanley;

  4)
  with respect to any portion of the Information that constitute budgets, forecasts, projections and/or estimates, such budgets, forecasts, projections and/or estimates: (a) were prepared using the assumptions identified therein, which in the reasonable belief of management of BPO and BPG LLC are (or were at the time of preparation and continue to be) reasonable in the circumstances; (b) were prepared on a basis reflecting the best currently available estimates and judgments of management of BPO and BPG LLC as to matters covered thereby at the time thereof; (c) reasonably present the views of management of BPO and BPG LLC of the financial prospects and forecasted performance of BPO and BPY and their respective subsidiaries and are consistent, in all material respects, with the historical operating experience of each of BPO and BPY and their respective subsidiaries; and (d) are not, in the reasonable belief of management of BPO and BPG LLC, misleading in any material respect in light of the assumptions used or in light of any developments since the time of their preparation;

  5)
  the contents of each of BPO's and BPY's public disclosure documents, as of their respective dates, were true and correct in all material respects and did not contain any misrepresentation and such disclosure documents complied in all material respects with all requirements under applicable laws as of their respective dates;

  6)
  there are no prior valuations (as defined in MI 61-101) of BPO or BPY, or of their respective securities or material assets, which have been prepared as of a date within two years preceding the date hereof;

  7)
  there have been no written, or to the best of BPO and BPG LLC's knowledge, verbal, offers for or proposed transactions involving all or a material part of the properties and assets owned by, or the securities of, BPO, BPY or any of their respective subsidiaries and no negotiations have occurred relating to any such offers or transactions within two years preceding the date on which the Offer was first publicly announced by BPY which have not been disclosed to Morgan Stanley (and which, in the case of BPY, would reasonably be expected to affect the BPY Valuation in any material respect);

  8)
  other than as disclosed in the Information, neither BPO, BPY or any of their respective subsidiaries has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations, or inquiries pending or, to the best of BPO's and BPG LLC's knowledge, threatened against or affecting the Offer, BPO, BPY or any of their respective subsidiaries at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which would reasonably be expected to, in any way, materially adversely affect BPO, BPY and their respective subsidiaries, each taken as a whole, or the Offer;

  9)
  there are no agreements, undertakings, commitments or understandings (whether written or oral, formal or informal) relating to the Offer, except as have been disclosed to Morgan Stanley (and, in the case of BPO, to its knowledge);

  10)
  BPO and BPG LLC have no knowledge of any material non-public information concerning the securities of BPO or BPY, or the assets, liabilities, affairs, prospects or condition (financial or otherwise) of BPO, BPY and their subsidiaries, each considered on a consolidated basis, that has not been generally disclosed, except such information that has been disclosed to Morgan Stanley by BPO or BPG LLC; and

  11)
  in respect of BPY, BPG LLC has not provided any non-public information to Morgan Stanley with respect to GGP and RSE as BPG LLC is legally precluded from doing so and any representations and certifications contained in BPY's certificate with respect to GGP and RSE were made to the knowledge of BPG LLC.

        In preparing the Valuations, Morgan Stanley has made several assumptions, including that conditions precedent to the completion of the Offer can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained, without adverse condition or qualification, the procedures being followed to implement the Offer are valid and effective, the BPY Circular and the Directors' Circular will be distributed to the securityholders of BPO entitled to receive them in accordance with the applicable laws, the disclosure in the BPY Circular and the Directors' Circular will be accurate in all material respects and will comply, in all material respects, with the requirements of all applicable laws and the BPY Units to be distributed to holders of BPO Common Shares as consideration under the Offer will be freely tradeable by such holders substantially concurrently with the acquisition of the BPO Common Shares by BPY pursuant to the Offer. In its analysis in connection with the preparation of the Valuations, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Morgan Stanley, BPO or BPY.

        In preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

        The Valuations are conditional upon all of Morgan Stanley's assumptions being correct and there being no "misrepresentation" (as defined in the Securities Act (Ontario)) in any Information.

        Morgan Stanley is not a legal, tax or accounting expert, and Morgan Stanley expresses no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for the purposes of the Independent Committee or the Board.

        The Valuations have been provided for the use of the Independent Committee and are not intended to be, and do not constitute, a recommendation that any holders of BPO Common Shares tender their BPO Common Shares pursuant to the Offer. The Valuations may not be used by any other person or relied upon by any other person other than the Independent Committee and the Board without the express prior written consent of Morgan Stanley. The Valuations do not address the relative merits of the Offer as compared to other transactions or business strategies that might be available to BPO. Morgan Stanley expresses no opinion with respect to the future trading prices of securities of BPO or BPY. The Valuations are rendered as of December 19, 2013 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of BPO, BPY and their respective subsidiaries and affiliates as they were reflected in the Information provided to Morgan Stanley. Any changes therein may affect the Valuations and, although Morgan Stanley reserves the right to change or withdraw the Valuations in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or update the Valuations after such date. In preparing the Valuations, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any other party with respect to the acquisition of BPO Common Shares or other securities of BPO, or any business combination or other extraordinary transaction involving BPO, nor did Morgan Stanley negotiate with any party in connection with any such transaction involving BPO.

        The preparation of a valuation is a complex process and is not necessarily amenable to partial analysis or summary description. Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Valuations. Accordingly, the Valuations should be read in their entirety.

OVERVIEW OF BPO

        As of September 30, 2013, BPO owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO's portfolio is comprised of interests in 109 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth. Landmark properties include: the Brookfield Places in New York, Toronto and Perth; Bank of America Plaza in Los Angeles; Bankers Hall in Calgary; and Darling Park in Sydney. The majority of BPO's assets are not wholly-owned. These non-wholly owned assets are held within private funds structures, within publicly-traded entities (such as Brookfield Canada Office Properties in Canada and the Brookfield Prime Property Fund in Australia) or through property-level joint ventures.

        BPO has a development pipeline and land bank in sites across the United States ("U.S."), Canada, Australia and the United Kingdom ("U.K."). Active developments include: the development site Manhattan West in New York City; Bay Adelaide Centre East in Toronto; Brookfield Place East and West in Calgary; and Brookfield Place Tower 2 in Perth. BPO is also the operating partner of and co-investor in Wynyard Properties Holding Limited, an Australian investment held within Brookfield Strategic Real Estate Partners ("BSREP"), the opportunity fund sponsored by BAM.

        BPO derives fee income from the management of funds and assets in which it has a partial interest, including the U.S. Office Fund, the Canadian Office Fund, the Downtown LA Fund (the "DTLA Fund") and various property-level partnerships.

        BPO also has a minority ownership position in a global facilities management and services entity (the "Management Entity") which includes Brookfield Johnson Controls Canada ("BJCC"), Brookfield Johnson Controls Australia ("BJCA"), Brookfield Residential Services Limited ("BRSL") and the Middle East FM Business (the "Middle East Business"). BPO previously held partial interests in BJCC and BRSL, and contributed them into the Management Entity as of October 2013. BAM simultaneously contributed its interests in BJCC, BJCA and the Middle East Business to the Management Entity.

        The BPO Common Shares are listed on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX") under the symbol "BPO".

OVERVIEW OF BPY

        BPY was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. BPY is a commercial real estate owner, operator and investor operating globally. BPY's diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, BPY has interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline.

        In terms of investments, BPY owns direct real estate and development assets in Australia, New Zealand, the U.K., and Brazil. The majority of BPY's assets in New Zealand are owned through the Multiplex New Zealand

Property Fund. BPY also has equity interests in private and public companies such as BPO, GGP, RSE and CWG. Finally, BPY has limited partnership ("LP") interests in eleven real estate funds, including four opportunity funds, three real estate finance funds and four sector-specific funds.

        BPY's sole direct investment is its limited partnership interest in Brookfield Property L.P., which holds BPY's real estate assets through primary holding subsidiaries which indirectly hold all of BPY's interests in its real estate assets.

        The BPY Units are listed on the NYSE and the TSX under the symbols "BPY" and "BPY.UN", respectively.

DEFINITION AND APPROACH TO FAIR MARKET VALUE

        The Valuations are based upon techniques and assumptions that Morgan Stanley considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the BPO Common Shares and the range of fair market values of the BPY Units. Morgan Stanley approached the Valuations in accordance with MI 61-101, which, in the case of an insider bid such as the Offer, requires the valuator to make a determination as to the "fair market value" of not only the affected securities (i.e. the BPO Common Shares), but also the non-cash consideration (except in certain circumstances outlined in MI 61-101), to be received pursuant to the Offer. Morgan Stanley has therefore been requested by the Independent Committee to determine, and it has determined, the fair market value of the BPY Units as part of the Valuations.

        MI 61-101 defines "fair market value" as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. In accordance with MI 61-101, Morgan Stanley has made no downward adjustment to the fair market value of the BPO Common Shares to reflect the liquidity of the BPO Common Shares, the effect of the Offer on the BPO Common Shares, or the fact that the BPO Common Shares held by minority shareholders do not form part of a controlling interest. Consequently, the BPO Valuation provides a conclusion on a per BPO Common Share basis with respect to BPO's "en bloc" value, being the price at which all of the BPO Common Shares could be sold to one or more buyers at the same time.

        As Exchange LP was established for the sole purpose of the Offer, the Exchange LP Units will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BPY Units, subject to their terms and applicable laws, and, as Morgan Stanley understands it, will provide a holder thereof with economic terms which are substantially equivalent to those of a BPY Unit, Morgan Stanley believes that the fair market value of a BPY Unit is an appropriate indicator of the expected fair market value of the Exchange LP Units.

BPO VALUATION APPROACH AND METHODOLOGIES

        In determining the fair market value of the BPO Common Shares, Morgan Stanley relied primarily on the net asset value ("NAV") approach. As secondary methodologies, Morgan Stanley considered the comparable trading approach, the precedent transactions approach and the dividend discount model ("DDM") approach. Finally, Morgan Stanley reviewed and considered valuation reference points such as the 52-week trading range of the BPO Common Shares, equity research analysts' price targets and NAV estimates of the BPO Common Shares, and BPO's IFRS valuations as provided by BPO management.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPO COMMON SHARES

Net Asset Value Analysis

        The NAV methodology ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case based on the unique characteristics of each asset. The sum of total assets less total liabilities yields the NAV. As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPO's NAV analysis, Morgan Stanley relied on financial projections as prepared by BPO management.

        The key components of BPO's NAV are as follows:

  •
  Operating real estate
  •
  Redevelopment and development projects
  •
  Real estate funds/asset management business
  •
  Services business
  •
  Cash and net other assets
  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

Operating Real Estate

        Operating real estate includes office assets located in the U.S., Canada, Australia, and the U.K. Based on each asset's profile, Morgan Stanley applied either a range of select nominal capitalization rates to 2014 net operating income as estimated by BPO management, or employed a discounted cash flow ("DCF") approach. In this approach, unlevered cash flows over a specific forecast period are discounted at a specific rate to determine the present value of the unlevered cash flows. The present value of a terminal value, representing the value of cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. For assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley determined the terminal value by applying a reversionary cap rate to the year following the end of the forecast period's net operating income.

        For those assets with respect to which Morgan Stanley employed a DCF approach, Morgan Stanley relied upon the unlevered cash flow projections prepared by BPO management. In determining the length of each asset's forecast period, Morgan Stanley took into account such factors as the asset's expected occupancy, anticipated tenant turnover and re-leasing expectations as provided by BPO management, and the timing of certain redevelopment projects, resulting in a weighted average hold period of 6.4 years. For each market, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPO management in its quarterly International Finance Reporting Standards ("IFRS") valuations. In certain cases, Morgan Stanley made adjustments to the resulting range of market discount rates and reversionary capitalization rates to reflect each asset's unique characteristics, the length of the DCF period, and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market discount rates ranged from a weighted average 7.4% to a weighted average of 7.9% and the range of market reversionary cap rates ranged from a weighted average of 5.9% to a weighted average 6.3%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        For those assets with respect to which Morgan Stanley applied a range of nominal capitalization rates to 2014 estimated net operating income, Morgan Stanley selected a range of nominal capitalization rates for each market based on third-party data providers and select precedent transactions. In certain cases, Morgan Stanley made adjustments to the resulting range of market capitalization rates to reflect each asset's unique characteristics and Morgan Stanley's knowledge of current real estate pricing parameters. As a result, the range of market nominal capitalization rates Morgan Stanley applied to 2014 estimated net operating income ranged from a weighted average of 5.5% to a weighted average of 5.9%. Morgan Stanley then made adjustments to each asset's resulting gross asset value to reflect BPO's proportionate ownership in each asset, net of non-controlling interests.

        As a result of these approaches, Morgan Stanley determined the fair market value of the operating real estate to be in the range of $22,845 million to $24,602 million.

Development and Redevelopment Projects

        BPO's development and redevelopment assets include the 450 West 33rd Street property undergoing redevelopment, the Manhattan West parcel adjacent to 450 West 33rd Street, Bay Adelaide East in Toronto, Brookfield Place East in Calgary, Brookfield Place South in Perth, and other development assets and land held for development in the U.S., Canada, Australia and the U.K. In determining the fair market value of the development and redevelopment assets, Morgan Stanley considered the residual land value approach, the DCF approach, the cost basis approach, and also comparable land valuation metrics, as appropriate. Morgan Stanley also reviewed BPO's third-quarter 2013 IFRS values for these projects. As a result of these approaches, Morgan Stanley determined the fair market value of these projects to be in the range of $1,659 million to $2,024 million.

Real Estate Funds/Asset Management Business

        BPO has three funds with institutional investors that invest in office assets across specific geographies. The Canadian Fund, formed in 2005, owns Canadian office buildings that were acquired as part of BPO's acquisitions of O&Y Properties Corporation and of the assets and liabilities of O&Y Real Estate Investment Trust. The U.S. Office Fund, formed in October 2006, owns U.S. office buildings that were acquired as part of BPO's acquisitions of Trizec Properties, Inc. and Trizec Canada Inc. The DTLA Fund, formed in October 2013, consists of assets acquired as part of BPO's acquisition of MPG Office Trust, Inc. ("MPG"), as well as other downtown Los Angeles assets previously owned by BPO that were contributed to the DTLA Fund at the time of the MPG acquisition. These funds are all managed by BPO, which receives asset management fees, transaction-related fees for development, redevelopment, and leasing activities, and incentive fees. BPO also owns assets in property level joint-ventures, and receives similar fees on those assets. Morgan Stanley has valued these asset management-related fees by applying a 50% margin to 2014 fees as estimated by BPO management. Morgan Stanley then applied a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research. As a result, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million.

Services Business

        BPO has an approximate 22% interest in the Management Entity, which collectively owns BJCC, BJCA, BRSL and the Middle East Business, all of which are facilities management businesses. Morgan Stanley has valued these businesses by applying a range of EBITDA multiples (7.0x — 9.0x) selected based on its review of third-party research to 2014 EBITDA as estimated by BPO management. Morgan Stanley used a foreign exchange rate of 1.0575 CAD$ to 1 USD in its valuation of BPO's Service Business. As a result, Morgan Stanley determined the fair market value of these businesses to be in the range of $64 million to $83 million.

Cash and Net Other Assets

        Morgan Stanley included BPO's proportionate share of cash, net of non-controlling interests, as stated in BPO's third-quarter 2013 financial statements. This figure was then adjusted for the funding of BPO's acquisitions of One North End Avenue (New York), 685 Market Street (San Francisco) and the remaining 50% interest in 125 Old Broad Street (London), all which occurred following the end of the third quarter of 2013. Morgan Stanley also included BPO's proportionate share of accounts receivable and other assets, restricted cash, deposits, accounts payable, and accrued liabilities, net of non-controlling interests, as stated in BPO's third-quarter 2013 financial statements. This figure was then adjusted for BPO's proportionate share of additional net working capital from the MPG acquisition, which closed following the end of the third-quarter of 2013. As a result, Morgan Stanley determined cash and net other assets to be $80 million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPO's proportionate share of total debt outstanding is $12,857 million, which includes $11,997 million outstanding as of September 30, 2013 as well as adjustments for BPO's acquisitions of MPG, One North End Avenue, 685 Market Street and the remaining 50% interest in 125 Old Broad Street. Based upon materials prepared by BPO and reviewed by Morgan Stanley, the mark-to-market on BPO's debt is estimated to be $342 million and the mark-to-market on BPO's hedges is estimated to be $109 million.

        BPO has four series of capital securities outstanding totaling $644 million. BPO has preferred securities outstanding totaling of $1,701 million, of which $1,542 million represents BPO's outstanding securities as of September 30, 2013 and $159 million represents BPO's proportionate share of MPG's preferred securities and accrued preferred dividends resulting from the MPG acquisition. As a result, Morgan Stanley determined the fair market value of the debt, capital securities, preferred equity and mark-to-market of select securities to be $15,653 million.

Total Shares Outstanding

        As of September 30, 2013, 527,290,471 BPO Common Shares were issued and outstanding on a fully diluted gross basis including options determined to be in-the-money as of December 16, 2013 (510,567,181 on a net basis).

Net Asset Value — Conclusion

        Based on the foregoing, by subtracting the sum of BPO's total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $17.93 per BPO Common Share to $22.21 per BPO Common Share under the NAV analysis.

Comparable Companies Analysis

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

U.S.

  •
  Boston Properties, Inc.
  •
  Douglas Emmett, Inc.
  •
  Empire State Realty Trust, Inc.
  •
  Forest City Enterprises, Inc.
  •
  Kilroy Realty Corp.
  •
  SL Green Realty Corp.
  •
  Vornado Realty Trust

Canada

  •
  Dundee Real Estate Investment Trust

Australia

  •
  Commonwealth Property Office Fund
  •
  DEXUS Property Group
  •
  Investa Office Fund

        While Morgan Stanley did not consider any of the companies reviewed to be identical to BPO, Morgan Stanley believed that they shared similar business characteristics to those of BPO and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered funds from operations ("FFO") multiples for 2014E and premium/discount to Green Street Advisors' net asset value for select U.S. real estate companies to be the most appropriate trading metrics for BPO. As summarized below, Morgan Stanley selected the following multiple ranges for BPO. These ranges reflect the ranges of select U.S. real estate companies adjusted for observed historical discounts BPO has traded at relative to these companies.

Implied BPO Valuation — Comparable Companies

	2014E P/FFO		Premium/Discount to NAV

Selected Range of Multiples

Low	13.3x		(23.4%	)

High	17.2x		(15.9%	)

Imputed Share Price	Low	$13.56	High		$17.54

        Given that publicly traded company values generally reflect minority discount values rather than "en bloc" values, Morgan Stanley considered the comparable companies analysis to be a secondary approach for determining the fair market value of the BPO Common Shares.

Precedent Transactions Analysis

        Morgan Stanley reviewed the purchase prices paid in select precedent transactions involving office companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed 17 publicly announced transactions involving companies in the office real estate sector with a value of greater than $150 million. Morgan Stanley also reviewed the purchase prices paid in select precedent transactions involving minority buyouts of Canadian companies over the last ten years. Based on publicly available information, Morgan Stanley identified and reviewed four publicly announced transactions involving minority buyouts of Canadian companies.

        For both sets of transactions, Morgan Stanley reviewed the premiums paid to the target companies' unaffected stock prices (defined as the average ten day stock price five days prior to the earliest date of the deal announcement, announcement of a competing bid or market rumors in certain transactions, as appropriate) for the selected precedent transactions. The overall observed bottom quartile and top quartile unaffected stock price premiums paid in such selected transactions were 10.0% and 20.8%, respectively.

Precedent Transactions Analysis

		Selected Range			Implied Share Price
	# of Transactions	25% Quartile	75% Quartile	BPO Unaffected Share Price	Low	High

Premium/(Discount) to Unaffected Price	21	10.0%	20.8%	$16.74	$18.42	$20.23

        Based on Morgan Stanley's professional judgment, no company or transaction utilized in the precedent transaction analysis may be considered directly comparable to BPO or the Offer. As a result, Morgan Stanley considered the precedent transactions approach to be a secondary approach for determining the fair market value of the BPO Common Shares.

Dividend Discount Model Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPO management. In this approach, dividend projections are discounted at a specific rate to determine the present value of the dividend stream. The present value of a terminal value, representing the value of dividends beyond the end of the forecast period, is added to arrive at a total equity value. Morgan Stanley also analyzed dividend payout ratios based on four-year FFO and adjusted FFO projections as provided by BPO management.

        Morgan Stanley calculated a range of terminal values by applying a range of FFO multiples to the fifth year's estimated FFO as provided by BPO management. An FFO multiple range of 13.3x to 17.2x was selected based on Morgan Stanley's professional judgment, which included an analysis of the FFO multiples of other comparable companies. Morgan Stanley then discounted the resulting terminal value, along with the dividends over the four-year forecast period, to present value using equity discount rates ranging from 9.6% to 10.6%. These equity discount rates were the result of a capital asset pricing model ("CAPM") approach, which generates a cost of equity by adding a risk-free rate of return to a premium that represents the financial and non-diversifiable business risk of a stock.

        The above analysis yielded an implied equity value of $14.68 per BPO Common Share to $19.02 per BPO Common Share. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, and the fact that the resulting valuation reflects a minority discount value rather than an "en bloc" value, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPO Common Shares.

Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration other valuation reference points in determining the fair market value of the BPO Common Shares.

Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices and volumes for the BPO Common Shares on both the NYSE and the TSX for the last twelve months ended September 27, 2013, or the last trading day immediately prior to BPY's announcement of the Offer. Morgan Stanley aggregated the trading volumes on both the NYSE and the TSX. Cumulative trading volume over the last twelve months on both the NYSE and the TSX was 591 million shares, representing 231% of the public float. Morgan Stanley also examined the volume weighted average price ("VWAP") over this time period, aggregated over both exchanges. Over the last twelve months ended September 27, 2013, the VWAP was $16.79, and over the last 30-trading days ended September 27, 2013, the VWAP was $16.44. As of December 16, 2013, the trading price of the BPO Common Shares was $19.36 on the NYSE.

BPO Historical Stock Price Chart — Last Twelve Months

Research Analyst Price Targets and NAV Estimates

        Morgan Stanley reviewed public market trading price targets for the BPO Common Shares prepared and published by 14 available equity research analysts. Morgan Stanley also reviewed the consensus price target for the BPO Common Shares as determined by Bloomberg. Equity research analyst price targets reflect each analyst's estimate of the future public market trading price of the BPO Common Shares at the time the price target is published.

        Additionally, Morgan Stanley reviewed NAV estimates for BPO prepared and published by six available equity research analysts. Morgan Stanley also reviewed the consensus NAV estimate as determined by SNL Financial LC.

        Morgan Stanley specifically reviewed these price targets and NAV estimates immediately prior to and following BPY's announcement of the Offer on September 30, 2013. For the date immediately prior to BPY's announcement of the Offer, Morgan Stanley used September 27, 2013, and for the date following BPY's announcement of the Offer, Morgan Stanley used December 16, 2013.

BPO Research Views

$	Before Offer 27-Sep	After Offer 16-Dec

Price Targets

Min	$15.00	$18.00

Max	$20.00	$21.50

Consensus	$17.85	$19.79

NAV Estimates

Min	$18.30	$19.10

Max	$22.00	$22.00

Consensus	$20.04	$20.36

IFRS Valuation

        Morgan Stanley reviewed and considered BPO's third-quarter 2013 IFRS NAV of $21.03 per BPO Common Share.

Fair Market Value of the BPO Common Shares

        Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPO Common Shares is in the range of $18.50 per BPO Common Share to $21.00 per BPO Common Share.

Distinctive Material Benefits to BPY and its Affiliates

        Morgan Stanley reviewed and considered whether any distinctive material benefit would accrue to BPY or its affiliates through the acquisition of all of the BPO Common Shares not already owned by the Offerors. Morgan Stanley determined that by completing the Offer, BPY would benefit from greater direct ownership of real estate as well as a more simplified ownership structure, both of which would give BPY greater control of its assets and increases its strategic flexibility. Morgan Stanley also concluded that by completing the Offer, BPY will benefit from an enhanced public float and trading liquidity. Additionally, based on interviews with BPY management, BPY estimated that by completing the Offer, they may be able to reduce BPO general and administrative expenses by up to approximately $15 million. However, as the financial projections provided by BPY management did not include general and administrative expense savings, these general and administrative expense savings were not included in the Valuations.

BPY VALUATION APRROACH AND METHODOLOGIES

        As noted above, in preparing the BPY Valuation, and with the permission of the Independent Committee, Morgan Stanley assumed that the Offer will result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors.

        In determining the fair market value of the BPY Units, Morgan Stanley relied primarily on the NAV approach and its review of valuation reference points such as the trading range of the BPY Units and IFRS NAV valuations for BPY and its various holdings, including direct real estate assets and development projects, equity stakes in public and private companies, and LP interests in real estate funds. As a secondary methodology, Morgan Stanley considered the DDM approach.

        While the BPY Valuation assumed that the Offer would result in the Offerors acquiring 100% of the BPO Common Shares not already owned by the Offerors, should the Offer result in less than the acquisition of

100% of the BPO Common Shares not already owned by the Offerors, the conclusions with regard to the fair market value of the BPY Units should not be materially impacted.

APPLICATION OF VALUATION METHODOLOGIES TO THE BPY UNITS

Net Asset Value Analysis

        As Morgan Stanley does not consider a NAV analysis a liquidation analysis, it has not included frictional costs that may be incurred in the liquidation of the assets such as transaction costs or tax leakage in the subsequent analysis. In preparing BPY's NAV analysis (which assumes the acquisition of 100% of the BPO Common Shares not already owned by the Offerors), Morgan Stanley relied on financial projections as prepared by both BPY and BPO management.

        The key components of BPY's NAV are as follows:

  •
  GGP common shares (the "GGP Shares")
  •
  GGP common share warrants (the "GGP Warrants")
  •
  RSE common shares (the "RSE Shares")
  •
  Equity interest in CWG
  •
  Operating real estate assets, including BPO's operating real estate assets
  •
  Development and redevelopment projects, including BPO's development and redevelopment projects
  •
  Limited partnership interests in real estate funds
  •
  BPO real estate asset management and services business
  •
  Cash and net other assets
  •
  Debt, mark-to-market on debt, capital securities, and preferred stock

GGP Shares

        BPY owns 255,356,036 GGP Shares. GGP is a publicly-traded real estate investment trust ("REIT") that owns 123 regional malls in the U.S. comprising approximately 128 million square feet of gross leasable area. Morgan Stanley reviewed a number of factors in determining the fair market value of the GGP Shares, including but not limited to:

  •
  Trading multiples of GGP relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  –
  The trading price and volume of the GGP Shares;

  –
  Liquidity of the GGP Shares;

  –
  Recent transactions on the part of institutional investors involving the GGP Shares;

  –
  BPY's IFRS valuation of the GGP Shares of $23.45 per share, which reflects BPY's IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE, and includes approximately $552 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

  –
  An adjusted IFRS valuation of the GGP Shares of $21.28 per share, which excludes approximately $552 million of goodwill as estimated by BPY management related to BPY's purchase of the GGP Shares;

  –
  A review of GGP equity research, including seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research; and

  •
  Morgan Stanley also considered:

  –
  BPY's representation on GGP's board of directors, with three representatives of BPY serving as directors (including the Chairman of GGP's board of directors, J. Bruce Flatt) out of a total of nine directors on GGP's board of directors; and

    –
    The relative size of BPY's equity interest in GGP, which at 32% on a fully diluted basis makes BPY the largest shareholder of GGP.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following real estate companies:

  •
  The Macerich Company
  •
  Simon Property Group, Inc.
  •
  Taubman Centers,  Inc.

        While Morgan Stanley did not consider any of the companies reviewed to be identical to GGP, Morgan Stanley believed that they shared similar business characteristics to those of GGP and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to Green Street Advisors' net asset value to be the most appropriate trading metrics for GGP. As summarized below, Morgan Stanley selected the following multiple ranges for GGP.

Implied GGP Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/ Discount to NAV

Selected Range of Multiples

Low		16.0x	5.8%	(9.0%	)

High		17.0x	5.6%	(5.3%	)

Imputed Share Price

Low		$20.37	$20.25	$20.94

High		$21.62	$21.36	$21.79

Selected Share Price	Low	$20.25	High	$21.79

        Morgan Stanley also reviewed historical trading prices and volumes for the GGP Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the GGP Shares was $18.63 per GGP Share to $23.33 per GGP Share and over the last 30 days, the trading range was $19.91 per GGP Share to $21.76 per GGP Share. Cumulative trading volume over the last twelve months was 1,143 million shares, representing 192% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $20.46 and over the last 30-trading days, the VWAP was $20.93. As of December 16, 2013, the trading price of the GGP Shares was $20.21.

GGP Historical Stock Price Chart — Last Twelve Months

        Morgan Stanley reviewed seven individual NAV estimates and seventeen price targets, as prepared and published by available equity research analysts. Morgan Stanley also reviewed the consensus price target as determined by Bloomberg and the consensus NAV estimate as determined by SNL Financial LC:

GGP Research Views

$	Price Target	NAV

Min	$21.00	$21.09

Max	$25.00	$27.23

Consensus	$22.97	$23.78

        Given that GGP Shares are highly liquid, Morgan Stanley relied primarily on the market trading value for the GGP Shares. Morgan Stanley also considered applying a control premium to the GGP Shares to reflect BPY's influence given its representation on GGP's board and position as GGP's largest shareholder. Based on GGP's market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the GGP Shares to be in the range of $20.21 per GGP Share to $22.23 per GGP Share, or adjusted for the 255,356,036 GGP Shares that BPY owns, $5,161 million to $5,677 million in total value.

GGP Warrants

        BPY is the owner of 59.4 million GGP Warrants which convert into GGP Shares at a 1 to 1.1509 ratio, 43.0 million of which have a common-share strike price of $9.3419 and 16.4 million of which have a common-share strike price of $9.1247. BPY acquired these warrants as a result of a series of transactions ranging from its original recapitalization of GGP in November 2010 to its purchase of GGP Warrants from its consortium partners in November 2013.

        In valuing the GGP Warrants, Morgan Stanley relied primarily on the Black-Scholes option pricing model and valuation reference points such as recent GGP Warrant transactions on the part of institutional investors.

The Black-Scholes model is an approach for valuing derivative instruments based on various inputs such as stock price, strike price, risk-free rate, and assumptions regarding the expected future volatility of the GGP Shares and the term of the derivative instrument.

        In valuing the GGP Warrants using the Black-Scholes option pricing model, Morgan Stanley relied on the following inputs and assumptions:

  •
  $20.21 stock price (as of December 16, 2013)
  •
  $9.3419 and $9.1247 strike prices (for the two tranches of GGP Warrants)
  •
  1.1366% risk-free rate
  •
  15% - 50% volatility levels for the expected future volatility of the GGP Shares
  •
  3.897 year term
  •
  1.1509 GGP Shares per GGP Warrant (December 16, 2013 conversion rate)
  •
  Zero dividends due to a dividend protection provision
  •
  Zero borrow costs and no transfer restrictions

        Morgan Stanley also considered the implied pricing of recent GGP Warrant transactions on the part of institutional investors. As a result, Morgan Stanley determined the theoretical value of the GGP Warrants held by BPY to be in the range of $775 million to $870 million.

RSE Shares

        BPY owns 19,387,623 RSE Shares. RSE is a publicly-traded REIT that owns 34 malls encompassing 23.4 million square feet. Morgan Stanley reviewed a number of factors in determining the fair market value of the RSE Shares, including but not limited to:

  •
  Trading multiples of RSE relative to those of select publicly traded U.S. mall REITs;

  •
  Valuation reference points such as:

  –
  The trading price and volume of the RSE Shares;

  –
  Liquidity of the RSE Shares;

  –
  Recent transactions on the part of institutional investors involving the RSE Shares;

  –
  BPY's IFRS valuation of the RSE Shares of $20.48 per share, which reflects BPY's IFRS NAV value as of September 30, 2013, adjusted for its November 1, 2013 $1,431 million investment in GGP and RSE;

  –
  A review of RSE equity research, including a NAV estimate as prepared and published by one available equity research analyst; and

  •
  Morgan Stanley also considered:

  –
  BPY's representation on RSE's board of directors, with three representatives of BPY serving as directors (including the Chairman of RSE's board of directors, Richard Clark) out of a total of eight directors on RSE's board of directors; and

  –
  The relative size of BPY's equity interest in RSE, which at 40% on a fully diluted basis makes BPY the largest shareholder of RSE.

        Using publicly available information including equity research analyst estimates, Morgan Stanley reviewed and analyzed certain trading multiples of the following select real estate companies:

  •
  CBL & Associates Properties, Inc.
  •
  Glimcher Realty Trust
  •
  Pennsylvania Real Estate Investment Trust

        While Morgan Stanley did not consider any of the companies reviewed to be identical to RSE, Morgan Stanley believed that they shared similar business characteristics to those of RSE and relied upon its professional judgment in selecting the most appropriate trading multiples. Morgan Stanley considered FFO multiple for 2014E, implied capitalization rate as determined by Green Street Advisors and premium/discount to

Green Street Advisors' net asset value to be the most appropriate trading metrics for RSE. As summarized below, Morgan Stanley selected the following multiple ranges for RSE:

Implied RSE Valuation — Comparable Companies

		2014 P/FFO	Implied Cap Rate	Premium/ Discount to NAV

Selected Range of Multiples

Low		7.9x	8.3%	(35.8%	)

High		9.5x	7.0%	(33.0%	)

Imputed Share Price

Low		$13.19	$17.17	$11.08

High		$15.89	$25.35	$11.57

Selected Share Price	Low	$11.08	High	$25.35

        Morgan Stanley also reviewed historical trading prices and volumes for the RSE Shares on the NYSE for the last twelve months ended December 16, 2013. Over the last twelve months, the trading range for the RSE Shares was $15.75 per RSE Share to $25.26 per RSE Shares and over the last 30 days, the trading range was $19.22 per RSE Share to $25.26 per RSE Share. Cumulative trading volume over the last twelve months was 45 million shares, representing 149% of the public float. Morgan Stanley also examined VWAP over this time period. Over the last twelve months, the VWAP was $19.22 and over the last 30-trading days, the VWAP was $21.81. As of December 16, 2013, the trading price of the RSE Shares was $20.83.

RSE Historical Stock Price Chart — Last Twelve Months

        Given the liquidity of the RSE Shares, Morgan Stanley relied primarily on the market trading value for the RSE Shares. Morgan Stanley also considered applying a control premium to the RSE Shares to reflect BPY's influence given its representation on RSE's board and position as RSE's largest shareholder. Based on RSE's market trading value as of December 16, 2013 and by applying a representative control premium of 10% to this market trading value, Morgan Stanley determined the fair market value of the RSE Shares to be in the range of $20.83 per RSE Share to $22.91 per RSE Share, or adjusted for the 19,387,623 RSE Shares that BPY owns, $404 million to $444 million in total value.

Equity Interest in CWG

        BPY owns an approximate 22% equity interest in CWG, a private real estate company in the U.K. which owns 18 completed properties and a development pipeline and land bank within the Canary Wharf Estate and within Central London. CWG also derives income from managing the entire Canary Wharf Estate. CWG is 69% owned by Songbird Estates plc ("Songbird"), a publicly-traded entity whose sole asset is its equity interest in CWG. Morgan Stanley used a foreign exchange rate of 0.6132 GBP to 1 USD in in its valuation of BPY's equity interest in CWG.

        In determining the fair market value of BPY's equity interest in CWG, Morgan Stanley relied primarily on two methodologies: the comparable trading approach and an adjusted NNAV approach. Morgan Stanley also considered CWG's reported European Public Real Estate Association ("EPRA") NNNAV and valuation reference points, such as Songbird's trading price, its public market trading price targets and NAV estimates prepared and published by three available equity research analysts, and BPY's IFRS NAV value of its CWG stake of $1,019 million as of September 30, 2013.

        In terms of NAVs relevant to Morgan Stanley's analysis of CWG, EPRA NAV may be considered a "going-concern" NAV that takes into account properties and other investment interests at fair market value and excludes liabilities that are not expected to crystallize in normal circumstances, assuming CWG intends to hold its properties over the long term. Excluded liabilities in EPRA NAV generally include, but are not limited to, deferred tax liabilities and the mark-to-market on debt and hedging financial instruments. Based on Morgan Stanley's experience, public market investors in the U.K. and Continental Europe tend to consider EPRA NAV the most important measure of value. EPRA NNNAV takes into account deferred tax liabilities and the mark-to-market on fixed rate debt and hedging financial instruments, as opposed to EPRA NAV.

        In the case of CWG, Morgan Stanley determined that premium/discount to reported EPRA NAV was the most relevant trading metric because of CWG's large development pipeline and land bank, making traditional income-based trading metrics less applicable. Morgan Stanley analyzed this metric in the context of two U.K. publicly-traded companies, British Land Company plc ("BLND") and Land Securities Group plc ("LAND"), which Morgan Stanley believes are representative of highly liquid U.K. listed real estate stocks. As of December 16, 2013, BLND and LAND traded at (4.0%) and (0.6%) as compared to their June 2013 EPRA NAVs, respectively. Applying these discounts and premiums to CWG's reported June 2013 EPRA NAV yielded a range of $6.98 to $7.23 per share, or $982 million to $1,017 million.

        Morgan Stanley also performed an adjusted NNAV analysis, which is similar to an EPRA NAV analysis although it takes into account the full mark-to-market on the fixed rate notes, floating rate notes and the swaps of CWG's securitization. Morgan Stanley estimated CWG's adjusted NNAV to be approximately $6.11 to $7.64 per share, or adjusted for BPY's 22% equity interest in CWG, approximately $860 million to $1,075 million in total value. This analysis reflects adjustments to CWG's June 2013 NAV for rental growth, cap rate compression, the development pipeline, a mark-to-market of debt, among other items, and a potential illiquidity discount related to BPY's position as a minority shareholder in a controlled private entity.

        As a result of these approaches, Morgan Stanley determined a fair market value range of BPY's interest in CWG of $860 million to $1,017 million.

Operating Real Estate Assets (Including BPO's Operating Real Estate Assets)

        BPY is the direct owner of: six office assets and one retail asset in Australia; six office assets in New Zealand through the Multiplex New Zealand Property Fund; and one office asset in the U.K. BPY is also in the process of finalizing the recapitalization of Deutsche Interhotel AG ("Interhotel"), a European hotel portfolio of ten hotels and one retail asset in which BPY currently holds a mezzanine position.

        Morgan Stanley primarily relied on a DCF approach in valuing BPY's operating real estate. Morgan Stanley used unlevered cash flow projections prepared by BPY management and in most instances, assumed a ten-year hold period. For each asset, Morgan Stanley selected a range of discount rates and reversionary cap rates based on third-party data providers and Morgan Stanley's review of discount rates and reversionary cap rates used by BPY management in its quarterly IFRS valuations. As a result, the range of discount rates ranged from a weighted average of 7.6% to a weighted average of 8.2% and the range of reversionary cap rates ranged from a weighted average of 6.6% to a weighted average of 6.9%. Morgan Stanley valued the Interhotel portfolio at BPY's acquisition price.

        As a result of these approaches, and inclusive of the fair market value of BPO's operating real estate described previously in this document, Morgan Stanley determined the fair market value of BPY's operating real estate to be in the range of $24,661 million to $26,541 million.

Development and Redevelopment Projects (Including BPO's Development and Redevelopment Projects)

        BPY owns Giroflex, an office and retail development in Brazil. Morgan Stanley reviewed the cash projections and underlying assumptions involved in BPY management's quarterly IFRS valuation of Giroflex and concluded that these were reasonable. Based upon this, and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY's Giroflex development project to be in a range of $153 million to $169 million. Morgan Stanley used a foreign exchange ratse of 2.3214 R$ to 1 USD in its valuation of BPY's Giroflex development project.

        As a result of this approach, and inclusive of the value of BPO's development and redevelopment projects described previously, Morgan Stanley determined the fair market value of BPY's development and redevelopment projects to be in the range of $1,812 million to $2,194 million.

Limited Partnership Interests in Real Estate Funds

        BPY is a limited partner in ten real estate funds, which consist of four opportunity funds, three real estate finance funds and three sector-specific real estate funds. Brookfield Property Partners Limited, the general partner of BPY, is also the general partner of these funds. BPY's share of the limited partnership interests ranges from 12% to 55% for each fund.

        In determining the fair market value of BPY's limited partnership interests, Morgan Stanley considered BPY management's quarterly IFRS values and estimates of capital invested to-date as provided by BPY management. Morgan Stanley also reviewed quarterly investor fund reports and, where available, investment committee memos and asset appraisals for select investments within the funds. Finally, Morgan Stanley also took into account recent fund investments that were announced and/or closed following the close of third-quarter 2013. These investments include BSREP's recent acquisition of Industrial Developments International Inc. ("IDI") and its announced preferred equity investment in China Xintiandi ("CXTD"). IDI owns and operates industrial distribution facilities comprising 27 million square feet of distribution facilities in the U.S., including markets such as Chicago, Memphis and Cincinnati. CXTD owns Shui On Land's portfolio of office and retail assets in Shanghai. As a result of these approaches and other factors that Morgan Stanley considered relevant, Morgan Stanley determined the fair market value of BPY's limited partnership interests to be in the range of $1,107 million to $1,388 million.

BPO Real Estate Asset Management and Services Business

        As described previously, Morgan Stanley determined the fair market value of the fees BPO receives from its real estate asset management function to be in the range of $158 million to $203 million. Morgan Stanley also determined the fair market value of BPO's Services Business to be in the range of $64 million to $83 million.

Cash and Net Other Assets

        BPY management provided Morgan Stanley with a breakdown of balance sheet items by business segment shown at BPY's proportionate ownership of each asset and liability. Cash at the BPY Corporate, U.K. Office, and BPY's Australian segments were included in the NAV analysis, as the remaining segments reflected assets that were already accounted for in other parts of Morgan Stanley's NAV analysis. Similarly, only other assets and other liabilities in the previously mentioned segments were included, and only insofar as they were not reflected elsewhere in Morgan Stanley's NAV analysis.

        Net other assets also included and reflected:

  •
  Australian development projects such as Bathurst Street, Bouquet Street, The Hub, and Dee Why that have been characterized by BPY management as "held for sale";

  •
  The remaining mezzanine position in the Interhotel portfolio post-recapitalization; and

  •
  Required funding for transactions that were announced and/or closed following the close of third-quarter 2013: the acquisition of IDI; the preferred equity investment in CXTD; and the recapitalization of Interhotel.

        Inclusive of the negative impact of the required funding, Morgan Stanley determined the fair market value of BPY's cash and net other assets prior to completion of the Offer to be ($179) million; inclusive of BPO's balance sheet items as described previously, the fair market value of BPY's cash and net other assets pro forma for the merger is ($99) million.

Debt, Capital Securities, Preferred Equity, and Mark-to-Market

        BPY's debt consists of: $301 million of debt tied to its Australian assets; $460 million in debt tied to its U.K. asset; $123 million in debt on Giroflex; $321 million drawn on its corporate credit facility; a $47 million note payable; and $224 million in debt that will be assumed as part of the Interhotel recapitalization. Also, as part of BPY's proposed funding of the Offer, BPY plans to put a new credit facility in place and draw down approximately $1,804 million of debt.

        BPY has total capital securities of $1,250 million and total preferred equity of $25.0 million. The debt on the U.K. asset is fixed rate, and based upon a current coupon of 6.309% and an estimated market yield of 3.59%, the mark-to-market on the debt is estimated to be $44.0 million. As disclosed in its public filings, BPY has foreign exchange hedge liabilities totaling $37.0 million.

        Based upon these securities, and inclusive of the fair market value of BPO's debt, capital securities, preferred equity, and mark-to-market of select securities described earlier in this document, Morgan Stanley determined the fair market value of BPY's debt, capital securities, preferred equity and mark-to-market of select securities to be $20,289 million.

Total BPY Units Outstanding

        As of September 30, 2013, 466,320,265 BPY Units (and BPY Unit-equivalents) were issued and outstanding on a fully diluted basis. As a result of BPY's November 2013 purchase of $1.4 billion of additional GGP Shares, GGP Warrants and RSE warrants, BPY issued an additional 73,743,833 BPY Unit-equivalents per BPY management. Finally, under the Offer (assuming the Offerors acquire 100% of the BPO Common Shares that they do not already own), BPY will issue 186,211,700 BPY Units (or BPY-Unit equivalents, being the Exchange LP Units) on a fully diluted gross basis accounting for BPO options determined to be in-the-money as of December 16, 2013 (174,975,063 on a net basis). As a result, an aggregate of 715,039,161 BPY Units on a net basis was utilized by Morgan Stanley in its NAV analysis of BPY.

Net Asset Value — Conclusion

        Based on the foregoing, by subtracting the sum of BPY's total liabilities from the sum of its total assets, Morgan Stanley has determined a range of $20.44 per BPY Unit to $25.21 per BPY Unit (and BPY Unit-equivalent) under the NAV analysis.

DDM Analysis

        Morgan Stanley performed a DDM analysis using four-year dividend projections as provided by BPY management.

        Morgan Stanley calculated a range of terminal values by applying a perpetual dividend growth rate ranging from 4.1% to 4.5%. This dividend growth rate is based on our review of the compound annual growth rate as provided by BPY management's dividend projections.

        Morgan Stanley then discounted the resulting terminal value along with the dividends over the four-year forecast period to present value using an equity discount rate ranging from 8.5% to 9.5%. This equity discount rate was the result of a CAPM approach.

        The above analysis yielded an implied equity value of $18.34 per BPY Unit to $24.53 per BPY Unit. Given the sensitivity of the analysis to terminal value and cost of equity assumptions, Morgan Stanley considered the DDM to be a secondary approach for determining the fair market value of the BPY Units.

Valuation Reference Points

        Morgan Stanley also reviewed and took into consideration valuation reference points in determining the fair market value of the BPY Units.

Historical Trading Analysis

        Morgan Stanley reviewed historical trading prices for the BPY Units on the NYSE and the TSX since its spin-off from BAM in April 2013. Trading volume has been 54 million units, representing 156% of the public float, since BPY's spin-off from BAM. BPY's 30-day VWAP is $19.61 per unit, as aggregated across both the NYSE and the TSX. As of December 16, 2013, the trading price of the BPY Units was $19.79 on the NYSE.

BPY Historical Stock Price Chart — Since Spin-Off

IFRS Valuation

        Morgan Stanley reviewed and considered BPY's estimated IFRS valuation of $23.73 per BPY Unit, which was provided by BPY and reflects BPY's second-quarter 2013 IFRS valuation, adjusted for the GGP investment and the BPO Offer.

Fair Market Value of the BPY Units

        Based upon and subject to the foregoing, in addition to other factors that it considered relevant, Morgan Stanley is of the opinion that, as of December 19, 2013, the fair market value of the BPY Units is in the range of $19.00 per BPY Unit to $22.00 per BPY Unit.

Yours very truly,

Morgan Stanley Canada Limited

 ANNEX D

PRO FORMA INFORMATION

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements

        The following unaudited pro forma consolidated financial statements of Brookfield Property Partners L.P. (the "partnership") adjust the partnership's consolidated balance sheet as at September 30, 2013 and consolidated statements of income for the nine months ended September 30, 2013 and the year ended December 31, 2012 principally to give effect to the acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. ("BPO"), including the common shares of BPO that may become issued and outstanding after the date of the offer to purchase and prior to the expiry time of the offer upon the exercise of options or any other rights to acquire common shares of BPO (such options or rights, the "Other Securities"), other than common shares of BPO not currently owned by the partnership and related capital and financing structure to effect the acquisition. The pro forma adjustments also reflect the following: (i) the acquisition of interests in General Growth Properties, Inc. ("GGP") and Rouse Properties, Inc. ("Rouse") and (ii) the impact to the consolidated statements of income to give effect to contractual arrangements established upon acquisition of the Business on April 15, 2013 (see below) by the partnership on a basis of presentation consistent with the presentation subsequent to the effective date of the acquisition of the Business by the partnership.

        These pro forma adjustments are made as if such transactions occurred as of September 30, 2013, in the case of the unaudited pro forma consolidated balance sheet, or as of January 1, 2012, in the case of the unaudited pro forma consolidated statements of income.

        On April 15, 2013, Brookfield effected a reorganization (the "reorganization") so that an interest in its Business, including its office, retail, multi-family, industrial, and other assets, located in North America, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, was acquired by holding entities owned by Brookfield Property L.P. (the "operating partnership"). Accordingly, on April 15, 2013, Brookfield transferred a portion of the limited partnership interests it holds in the partnership to holders of its Class A limited voting shares and Class B limited voting shares through a special dividend (the "spin-off"). At the time of spin-off, the partnership's sole direct investment is in an interest in the Business through interests in the operating partnership. The partnership is the managing general partner of the operating partnership and controls the strategic financial and operating policy decisions of the operating partnership and benefits from the operating partnership's activities through its ownership of the outstanding managing general partner units of the operating partnership. Through to August 8, 2013, wholly-owned subsidiaries of Brookfield serve as the general partner for the partnership and subsequent thereto, the management of the partnership was internalized. The effect of these transactions is included in the actual financial position as at September 30, 2013 and the results of operations for the nine month period ended September 30, 2013 (effective April, 15, 2013) of the partnership.

        On September 30, 2013 the partnership announced that it proposes to acquire BPO through a tender offer for the common shares of BPO that it does not currently own. Under the offer, each holder of BPO common shares may elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,211,700 BPY limited partnership units and a maximum cash consideration of $1,865,507,718 (based on 527,290,471 common shares of BPO issued and outstanding on a fully-diluted basis).

        On November 1, 2013 the partnership announced that it has agreed to acquire additional shares and warrants to acquire common shares of GGP for total consideration of approximately $1.4 billion. The partnership also acquired additional shares of Rouse. As a result of the acquisition, the partnership will increase its fully-diluted ownership interest in GGP and Rouse to approximately 32% and 39%, respectively, assuming the exercise of all of the outstanding warrants or approximately 28%, and 39%, respectively, on a basic basis.

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements (Continued)

        The unaudited pro forma financial statements reflect adjustments for (i) the reorganization, the spin-off, and resulting tax effects, (ii) the acquisition of incremental interests in GGP and Rouse, and (iii) the acquisition of all the outstanding common shares of BPO as follows:

        Reorganization, spin-off and related effects for the acquisition of the Business:

  •
  The following pro forma adjustments are principally related to the pro forma effects to the consolidated statements of income of the reorganization, spin-off and related effects for the acquisition of the Business to reflect the basis of presentation consistent for all periods prior to the effective date of the spin-off. The partnership's consolidated financial statements prior to April 15, 2013, being the effective date of these transactions, do not present the effect of the reorganization, spin-off and related effects for the acquisition of the Business. Accordingly, the effect of these pro forma adjustments reflect the basis of presentation of these transactions on the continuity of interests basis, which is the accounting policy adopted by the partnership on April 15, 2013, on a consistent basis for all prior periods presented comprising the periods from January 1, 2012 to December 31, 2012 and January 1, 2013 to September 30, 2013.

  •
  Acquisition of interests in Brookfield's Australian properties through participating loan notes related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Issuance of $25 million of Preferred Shares by certain holding entities related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Annual Management Fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

        Acquisition of additional interests in GGP and Rouse:

  •
  Purchase of additional interests in GGP and Rouse funded through the issuance of approximately $435 million of units of the partnership to institutional investors and approximately $995 million of Redeemable/Exchangeable Units of the operating partnership to Brookfield

        Acquisition of all the common shares of BPO not already owned by the partnership:

  •
  Purchase of all outstanding common shares of BPO that are not already owned by the partnership, including the common shares of BPO that may become issued and outstanding after the date of the offer to purchase and prior to the expiry time of the offer upon the exercise of Other Securities. Under the offer, each BPO shareholder may elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,211,700 BPY limited partnership units and a maximum cash consideration of $1,865,507,718 (based on 527,290,471 common shares of BPO issued and outstanding on a fully-diluted basis).

  •
  The entering into of new unsecured term credit facilities of up to $2.5 billion, consisting of a $1.5 billion facility to fund the acquisition and a $1 billion facility to replace the existing revolving facilities of the partnership. The partnership can also draw from the new revolving facility to fund the acquisition. In

BROOKFIELD PROPERTY PARTNERS L.P.

Unaudited pro forma consolidated financial statements (Continued)

    total, the partnership expects to draw $1,750,850,920 under the new credit facilities to fund the acquisition

  •
  The resulting equity enhancement fee of $13 million payable to Brookfield

        The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and for informational purposes only and should be read in conjunction with the partnership's financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the partnership's future results.

        The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma financial statements.

        All financial data in these unaudited pro forma financial statements is presented in millions of U.S. dollars and has been prepared on a basis consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

 BROOKFIELD PROPERTY PARTNERS L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

		Pro Forma Adjustments
As at September 30, 2013 (US$ Millions)	Brookfield Property Partners L.P.	GGP and Rouse Transaction 4 (g)	Adjusted Brookfield Property Partners L.P. prior to BPO Acquisition	BPO Inclusion 4 (h)	BOP Exchange LP 4 (h)	Total Acquisition of BPO	Pro Forma Brookfield Property Partners L.P.
Assets
Non-current assets
Investment properties	$31,059	$—	$31,059	$—	$—	$—	$31,059
Equity accounted investments	8,120	1,142	9,262	—	—	—	9,262
Participating loan notes interests	784	—	784	—	—	—	784
Other non-current assets	4,832	291	5,123	—	—	—	5,123
Loans and notes receivable	7	—	7	—	—	—	7

	44,802	1,433	46,235	—	—	—	46,235

Current assets
Loans and notes receivable	129	—	129	—	—	—	129
Accounts receivable and other	1,195	—	1,195	—	—	—	1,195
Cash and cash equivalents	1,566	—	1,566	—	—	—	1,566

	2,890	—	2,890	—	—	—	2,890

Total assets	$47,692	$1,433	$49,125	$—	$—	$—	$49,125

Liabilities
Non-current liabilities
Property debt	$16,504	$—	$16,504	$1,751	$—	$1,751	$18,255
Capital securities	1,894	—	1,894	—	—	—	1,894
Other non-current liabilities	511	—	511	—	—	—	511
Deferred tax liability	1,424	3	1,427	—	—	—	1,427

	20,333	3	20,336	1,751	—	1,751	22,087

Current liabilities
Property debt	2,778	—	2,778	—	—	—	2,778
Capital securities	—	—	—	—	—	—	—
Accounts payable and other liabilities	1,353	—	1,353	—	—	—	1,353

	4,131	—	4,131	—	—	—	4,131

Total liabilities	24,464	3	24,467	1,751	—	1,751	26,218

Equity
Limited partners	2,089	435	2,524	3,696	—	3,696	6,220
General partner	4	—	4	—	—	—	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	10,072	995	11,067	—	—	—	11,067
Interests of others in consolidated subsidiaries	11,063	—	11,063	(5,447)	—	(5,447)	5,616

Total equity	23,228	1,430	24,658	(1,751)	—	(1,751)	22,907

Total liabilities and equity	$47,692	$1,433	$49,125	$—	$—	$—	$49,125

See accompanying notes to the unaudited pro forma financial statements

BROOKFIELD PROPERTY PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

		Pro Forma Adjustments
															Pro Forma Brookfield Property Partners L.P.
For the nine months ended September 30, 2013	Brookfield Property Partners L.P.	Australian Investments 4(a)	Capital Securities 4(b)	Preferred Shares 4(c)	Equity 4(d)	Tax Impacts of Reorganization 4(e)	Management Fees 4(f)	Adjusted Brookfield Property Partners L.P. prior to GGP Acquisition	GGP and Rouse Transaction 4(g)	Adjusted Brookfield Property Partners L.P. prior to BPO Acquisition	BPO Inclusion 4(h)	BOP Exchange LP 4(h)	Equity Enhancement 4(i)	Total Acquistion of BPO
(US$ Millions, except per unit amounts)
Commercial property revenue	$2,180	$(19)	$—	$—	$—	$—	$—	$2,161	$—	$2,161	$—	$—	$—	$—	$2,161
Hospitality revenue	954	—	—	—	—	—	—	954	—	954	—	—	—	—	954
Investment and other revenue	132	13	—	—	—	—	—	145	—	145	—	—	—	—	145

Total revenue	3,266	(6)	—	—	—	—	—	3,260	—	3,260	—	—	—	—	3,260
Direct commercial property expense	878	(5)	—	—	—	—	—	873	—	873	—	—	—	—	873
Direct hospitality expense	855	—	—	—	—	—	—	855	—	855	—	—	—	—	855
Interest expense	818	(10)	22	—	—	—	—	830	—	830	53	—	—	53	883
Administration and other expense	241	—	—	—	—	—	15	256	—	256	—	—	13	13	269

Total expenses	2,792	(15)	22	—	—	—	15	2,814	—	2,814	53	—	13	66	2,880
Fair value gains, net	775	2	—	—	—	—	—	777	(17)	760	—	—	—	—	760
Share of income from equity accounted investments	543	(11)	—	—	—	—	—	532	56	588	—	—	—	—	588

Income before income taxes	1,792	—	(22)	—	—	—	(15)	1,755	39	1,794	(53)	—	(13)	(66)	1,728
Income tax expense	(355)	—	—	—	—	122	3	(230)	(23)	(253)	—	—	—	—	(253)

Net income	$1,437	$—	$(22)	$—	$—	$122	$(12)	$1,525	$16	$1,541	$(53)	$—	$(13)	$(66)	$1,475

Net income attributable to:
Limited partnership	$83	$—	$—	$—	55	$—	$—	$138	$17	$155	324	—	$(5)	$319	$474
General partner	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	232	—	(22)	—	(320)	122	(12)	—	—	—	—	—	—	—	—
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	402	—	—	—	265	—	—	667	26	693	62	—	(8)	54	747
Interests of others in consolidated subsidiaries	720	—	—	—	—	—	—	720	(27)	693	(439)	—	—	(439)	254

Net income	$1,437	$—	$(22)	$—	$—	$122	$(12)	$1,525	$16	$1,541	$(53)	$—	$(13)	$(66)	$1,475

Weighted average number of units — basic and diluted														277 million (j		)

Basic and diluted earnings per unit															$1.71

See accompanying notes to the unaudited pro forma financial statements

BROOKFIELD PROPERTY PARTNERS L.P.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

		Pro Forma Adjustments
For the year ended December 31, 2012	Brookfield Property Partners L.P.	Australian Investments 4(a)	Capital Securities 4(b)	Preferred Shares 4(c)	Equity 4(d)	Tax Impacts of Reorganization 4(e)	Management Fees 4(f)	Adjusted Brookfield Property Partners L.P. prior to GGP Acquisition	GGP and Rouse Transaction 4(g)	Adjusted Brookfield Property Partners L.P. prior to BPO Acquisition	BPO Inclusion 4(h)	BOP Exchange LP 4(h)	Total Acquisition of BPO	Pro Forma Brookfield Property Partners L.P.
(US$ Millions, except per unit amounts)
Commercial property revenue	$2,858	$(78)	$—	$—	$—	$—	$—	$2,780	$—	$2,780	$—	$—	$—	$2,780
Hospitality revenue	743	—	—	—	—	—	—	743	—	743	—	—	—	743
Investment and other revenue	167	54	—	—	—	—	—	221	—	221	—	—	—	221

Total revenue	3,768	(24)	—	—	—	—	—	3,744	—	3,744	—	—	—	3,744
Direct commercial property expense	1,189	(18)	—	—	—	—	—	1,171	—	1,171	—	—	—	1,171
Direct hospitality expense	687	—	—	—	—	—	—	687	—	687	—	—	—	687
Interest expense	1,020	(45)	77	—	—	—	—	1,052	—	1,052	70	—	70	1,122
Administration and other expense	205	—	—	—	—	—	50	255	—	255	—	—	—	255

Total expenses	3,101	(63)	77	—	—	—	50	3,165	—	3,165	70	—	70	3,235
Fair value gains, net	1,227	—	—	—	—	—	—	1,227	103	1,330	—	—	—	1,330
Share of income from equity accounted investments	1,235	(39)	—	—	—	—	—	1,196	161	1,357	—	—	—	1,357

Income before income taxes	3,129	—	(77)	—	—	—	(50)	3,002	264	3,266	(70)	—	(70)	3,196
Income tax expense	(489)	—	—	—	—	(18)	13	(494)	(127)	(621)	—	—	—	(621)

Net income	$2,640	$—	$(77)	$—	$—	$(18)	$(37)	$2,508	$137	$2,645	$(70)	$—	$(70)	$2,575

Net income attributable to:
Limited partnership	$—	$—	$—	$—	$233	$—	$—	$233	$92	$325	482	—	$482	$807
General partner	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.	1,476	—	(77)	(1)	(1,343)	(18)	(37)	—	—	—	—	—	—	—
Non-controlling interests:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	—	—	—	—	1,110	—	—	1,110	145	1,255	19	—	19	1,274
Interests of others in consolidated subsidiaries	1,164	—	—	1	—	—	—	1,165	(100)	1,065	(571)	—	(571)	494

Net income	$2,640	$—	$(77)	$—	$—	$(18)	$(37)	$2,508	$137	$2,645	$(70)	$—	$(70)	$2,575

Weighted average number of units — basic and diluted													277 million (j		)

Basic and diluted earnings per unit														$2.91

See accompanying notes to the unaudited pro forma financial statements

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE AND DESCRIPTION OF THE LIMITED PARTNERSHIP

  Brookfield Property Partners L.P. (the "partnership") was established on January 3, 2013 by Brookfield Asset Management Inc. ("Brookfield" or the "parent company") as the primary entity through which it and its affiliates will own and operate commercial property on a global basis.

  The partnership's sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the "operating partnership"), which holds the partnership's interest in the commercial property operations. Prior to August 8, 2013 the partnership's interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the "Class A LP Units") of the operating partnership.

  The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. The partnership is a subsidiary of Brookfield. The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BPY" and "BPY.UN", respectively.

  The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2.     BASIS OF PRESENTATION

  The partnership's unaudited pro forma consolidated balance sheet as at September 30, 2013 and unaudited pro forma consolidated statements of income for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been prepared assuming:

  •
  The impact of the reorganization, spin-off and related effects for the acquisition of the commercial property operations (the "Business") of Brookfield by the partnership to give effect to such transactions on a consistent basis of presentation under the continuity of interests for the periods presented prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013, on the pro forma consolidated statements of income;

  •
  The acquisition of interests in General Growth Properties, Inc. ("GGP") and Rouse Properties, Inc. ("Rouse"); and

  •
  The acquisition of all of the outstanding common shares of Brookfield Office Properties Inc. ("BPO") not currently owned by the partnership, including the common shares of BPO that may become issued and outstanding after the date of the offer to purchase and prior to the expiry time of the offer upon the exercise of Other Securities, and related capital and financing structure to effect the acquisition.

  These unaudited pro forma consolidated financial statements assume the above transactions occurred as of September 30, 2013, in the case of the unaudited pro forma consolidated balance sheet, and as of January 1, 2012 in the case of the unaudited pro forma consolidated statements of income, and with respect to the acquisition of the Business, the pro forma adjustments are made to the extent not already included in the partnership's actual reported consolidated statement of operations for the respective periods noted.

  The partnership's unaudited pro forma consolidated financial statements have been prepared using the consolidated financial statements of the partnership for the nine months ended September 30, 2013 and the combined and consolidated financial statements of the partnership for the year ended December 31, 2012 incorporated by reference into this document.

  The unaudited pro forma consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management and for informational purposes only and should be read in conjunction with the partnership's financial statements and related disclosures. The preparation of these unaudited pro forma financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the partnership's future results.

3.     SIGNIFICANT ACCOUNTING POLICIES

  The partnership presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The accounting policies used in the preparation of the partnership's unaudited pro forma consolidated financial statements are those that are set out in the partnership's consolidated financial statements for the three and nine months ended September 30, 2013 and year ended December 31, 2012, included elsewhere in this prospectus. Accounting policies applied in accounting for the impacts of the acquisition of the common shares of BPO, the acquisition of the incremental interests in GGP and Rouse and the reorganization and spin-out transactions in the unaudited pro forma financial statements are summarized herein.

4.     PRO FORMA ADJUSTMENTS

  This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated financial statements, Basis of Presentation. The unaudited pro forma consolidated financial statements adjust the partnership's consolidated financial statements to

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  give effect to the acquisition of all of the outstanding common shares of BPO not currently owned by the partnership and related capital and financing structure to effect the acquisition. Certain other pro forma adjustments are also included to reflect the following transactions: (i) the acquisition of certain interests in GGP and Rouse, and (ii) the acquisition of the Business by the partnership and related transactions principally related to the impact to the consolidated statements of income to give effect to such transactions on a basis of presentation consistently for the periods presented prior to the effective date of the acquisition of the Business and related transactions on April 15, 2013 (see below):

  Reorganization, spin-off and related effects for the acquisition of the Business:

  •
  The following pro forma adjustments are principally related to the pro forma effects to the consolidated statements of income of the reorganization, spin-off and related effects for the acquisition of the Business to reflect the basis of presentation consistent for all periods prior to April 15, 2013, being the effective date of these transactions, whereby from the effective date forward the financial position and results of operations are included in the actual reported financial results of the partnership as at September 30, 2013 and for the period from April 15, 2013 to September 30, 2013. Accordingly, the effect of these pro forma adjustments reflect the basis of presentation of these transactions on the continuity of interests basis, which is the accounting policy adopted by the partnership on April 15, 2013, on a consistent basis for all prior periods presented prior to the effective date comprising the periods from January 1, 2012 to December 31, 2012 and January 1, 2013 to April 15, 2013.

  •
  Acquisition of interests in Brookfield's Australian properties through participating loan notes related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Issuance of $1.25 billion of Capital Securities to Brookfield as partial consideration for the Business acquired by the partnership related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Issuance of $25 million of Preferred Shares by certain holding entities related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Reorganization of the legal structure through which the Business is held, including the issuance of certain inter-company debt between the operating partnership and the holding entities, resulting in changes in the effective tax rate and the tax basis of certain investments related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  •
  Annual Management Fees of $50 million paid by the partnership to Brookfield pursuant to a Master Services Agreement related to the pro forma impact to the consolidated statements of income for the periods prior to April 15, 2013

  Acquisition of additional interests in GGP and Rouse:

  •
  Purchase of additional interests in GGP and Rouse funded through the issuance of approximately $435 million of units of the partnership to institutional investors and approximately $995 million of Redeemable/Exchangeable Units of the operating partnership to Brookfield

  Acquisition of the common shares of BPO:

  •
  Purchase of all outstanding common shares of BPO that are not already owned by the partnership. Under the offer, each BPO shareholder may elect to receive, for each BPO common share tendered by such shareholder, one limited partnership unit of the partnership or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,211,700 BPY limited partnership units and a maximum cash consideration of $1,865,507,718. Canadian Shareholders can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Brookfield Office Properties Exchange LP ("Exchange LP"). Canadian Shareholders who tender in the Offer but do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units.

  •
  The entering into of new unsecured term credit facilities of up to $2.5 billion, consisting of a $1.5 billion facility to fund the acquisition and a $1 billion facility to replace the existing revolving facilities of the partnership. The partnership can also draw from the new revolving facility to fund the acquisition. In total, the partnership expects to draw $1,750,850,920 under the new credit facilities to fund the acquisition

  •
  The resulting equity enhancement fee of $13 million payable to Brookfield

(a)
Acquisition of interests in Brookfield's Australian assets through participating loan interests

  The holding entities hold economic interests in Brookfield's commercial and other real property in Australia (the "referenced properties") in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap and an option to acquire direct or indirect legal ownership to the referenced properties. The initial principal amount of the participating loan interests was the fair value of Brookfield's net interest in the referenced properties. The participating loan interests provide the holding entities with an interest in the results of operations and changes in fair value of the referenced properties. At the date of the spin-off, Brookfield continued to hold legal title to the referenced properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. These participating loan notes are

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  convertible by the holding entities, at any time, into direct ownership interests in the referenced properties or the entities that have direct ownership of such properties (the "Australian property subsidiaries"). Certain of these participating loan notes provide the holding entities with control over the Australian property subsidiaries and, accordingly, the assets, liabilities and results of those property subsidiaries will be consolidated by the holding entities. Where the participating loan interest does not provide the holding entities with control over an Australian property subsidiary, it is accounted for as a loan receivable with related interest income reflecting the operating cash flows of the underlying property. Included in the participating loan notes that are accounted for as loans receivable is an embedded derivative representing the holding entities' right to participate in the changes in value of the referenced properties, such embedded derivative will be measured at fair value with changes in value reflected in earnings in the period when they occur.

  The unaudited pro forma consolidated income statements reflect the reclassification of certain net commercial property income, interest expense and share of earnings from equity accounted investments associated with the referenced properties to investment and other revenue for those participating loan notes that do not provide the holding entities with control over the Australian property subsidiary that owns the referenced properties; such pro forma adjustments made for the year ended December 31, 2012 and for the period January 1, 2013 to date of spin-off April 15, 2013, being the periods presented immediately prior to spin-off, subsequent to which the impact of the participating loan notes for the referenced properties are included in the actual results of operations of the partnership from April 15, 2013 onwards.

(b)
Issuance of Capital Securities

  Brookfield holds $750 million of Class B and $500 million of Class C redeemable preferred shares, for a total of $1.25 billion, of one of the holding entities, which it received on April 15, 2013 as partial consideration for the Business acquired by the partnership. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares will be entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

  The related dividends have been adjusted to include the pro forma effect for the interest expense in the unaudited pro forma consolidated statements of income for the nine month period ended September 30, 2013 and year ended December 31, 2012 in the amount of $22 million (represents the pro forma adjustment amount for the period January 1, 2013 to April 15, 2013 period prior to spin-off) and $77 million (represents the pro forma adjustment amount for the annual amount), respectively, reflecting the pro forma impact for the periods prior to issuance of the capital securities.

(c)
Issuance of Preferred Shares

  In connection with the reorganization, Brookfield provided a total of $25 million of working capital to the holding entities by subscribing for $5 million of preferred shares in one of the holding entities and in each of the four wholly-owned subsidiaries of other holding entities. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to $1.25 million per year as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

  The unaudited pro forma consolidated statements of income for the nine month period ended September 30, 2013 and for the year ended December 31, 2012 have been adjusted to reflect the pro forma effect to include divided expense in the amount of $0.3 million (represents the pro forma adjustment amount for the period January 1, 2013 to April 15, 2013 period prior to spin-off) and $1.25 million (represents the pro forma adjustment amount for the annual amount), respectively for the dividends on the preferred shares, reflecting the pro forma impact for the periods prior to issuance of the preferred shares.

(d)
Equity

  On completion of the reorganization and spin-off on April 15, 2013, total partnership equity included the general and limited partnership units issued by our partnership and non-controlling interests. The total non-controlling interests are comprised of (a) interests of others in consolidated subsidiaries and (b) the Redeemable/Exchangeable and special limited partner units issued by the operating partnership which are presented within non-controlling interests.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  The unaudited pro forma consolidated statements of income for the nine month period ended September 30, 2013 adjusts net income attributable to limited partnership units, Brookfield and interest of others in non-controlling interest by $55 million, $320 million and $265 million, respectively, for the allocation of net income based on the partnership equity issued as at September 30, 2013. The unaudited pro forma consolidated statements of income for the year ended December 31, 2012 adjusts net income attributable to limited partnership units, Brookfield and interest of others in non-controlling interest by $233 million, $1,343 million and $1,110 million, respectively, for the allocation of net income based on the partnership equity issued as at September 30, 2013.

(e)
Tax Impacts of Reorganization

  The reorganization impacted the effective tax rate of the partnership as the holding entities through which the partnership holds the Business are different from those through which it was historically held by Brookfield, and result in the issuance of certain inter-company debt between the operating partnership and the holding entities.

  The aggregate impact of the reorganization on income tax expense in the pro forma consolidated statements of income, giving effect to certain elements of the reorganization that were completed in the first quarter of 2012 as though they occurred on January 1, 2012, is a decrease of $122 million for the nine month period ended September 30, 2013, and an increase of $18 million for the year ended December 31, 2012.

(f)
Management Fees

  The pro forma consolidated statements of income reflect a charge of $15 million (represents the pro forma adjustment amount for the period January 1, 2013 to April 15, 2013 comprising the period prior to spin-off) and $50 million (represents pro forma adjustment for annual amount) for the nine month period ended September 30, 2013 and the year ended December 31, 2012, respectively, together with the associated tax effects of $3 million and $13 million, respectively, representing an estimate of the management fee that would have been paid by the partnership to a subsidiary of Brookfield for services rendered in connection with a Master Services Agreement entered into in connection with the reorganization and spin-off. The estimated Management Fees are based on an annual base management fee of $50 million (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014).

  This adjustment does not reflect general and administrative costs which management expects will be approximately $5 million per year.

(g)
Acquisition of the incremental interests in GGP and Rouse

  On November 1, 2013 the partnership acquired additional shares and warrants to acquire common shares of GGP for total consideration of approximately $1.4 billion. As part of this acquisition, the partnership also acquired additional common shares of Rouse. In total, the partnership acquired 53 million common shares of GGP, warrants to acquire an additional 26 million common shares of GGP and 1.1 million common shares of Rouse. As a result of the acquisition of these interests, the partnership increased its fully diluted ownership interest in GGP and Rouse to 32% and 39%, respectively, assuming the exercise of all of the outstanding warrants to purchase common shares of GGP, or 28% and 39%, respectively, on an undiluted basis.

  The acquisition was funded through the issuance of 22,430,219 limited partnership units of the partnership to institutional investors and 51,319,614 Redeemable/Exchangeable Units of the operating partnership to Brookfield. The unaudited pro forma balance sheet and income statements reflect the acquired interests, using the same valuation methodology as the existing interests reflected in the partnership's financial statements, on an IFRS basis. The incremental difference which would be recorded as a gain or loss on acquisition is allocated to each of classes of units proportionately.

  The unaudited pro forma balance sheet reflects additional equity accounted investments of $1.1 billion for the additional shares of GGP and Rouse, and $291 million for the additional warrants to acquire common shares of GGP which are accounted for as financial assets, and presented in other non-current assets. The unaudited pro forma statements of income for the nine months ended September 30, 2013, and the year ended December 31, 2012 increase share of income from equity accounted investments by $56 million and $161 million, respectively, to reflect the additional common shares of GGP and Rouse acquired, as well as $17 million fair value loss for the nine months ended September 30, 2013, and $103 million fair value gain for the year ended December 31 2012, related to the warrants to acquire common shares of GGP, and the related reduction in income tax expense.

(h)
Acquisition of the common shares of BPO

  On September 30, 2013 the partnership announced that it proposes to acquire BPO through a tender offer for the common shares of BPO that it does not currently own for consideration of $19.34 per common share of BPO. On December 20, 2013, the partnership increased the offer price in connection with its proposal to acquire any or all of the common shares of BPO that it does not currently own. Each BPO common shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of the partnership, or $20.34 in cash, subject in each case to pro-ration based on a maximum of 186,211,700 of the partnership's limited partnership units and a maximum cash consideration of $1,865,507,718.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     PRO FORMA ADJUSTMENTS (Continued)

  Canadian Shareholders can elect to receive, in lieu of BPY Units, exchangeable limited partnership units of Exchange LP. Canadian Shareholders who tender in the Offer but do not make an election between BPY Units and Exchange LP Units will be deemed to have elected to receive BPY Units. No pro forma adjustment has been made regarding this election option as it is not objectively measurable.

  The unaudited pro forma balance sheet and income statements have been adjusted to reflect the following pro forma assumptions, each assuming a 100% exchange of the tender offer: (i) the issuance of approximately $3,601 million of the partnership's limited partnership units, net of contributed surplus adjustment of $316 million reflecting the discount of the BPO shares and options acquired; (ii) the issuance of $1,866 million of debt by the partnership through a credit facility to finance the cash portion of the tender offer; (iii) that all approximately 22 million outstanding options to purchase shares of BPO would be exercised at an average price of $15.22 per share, generating $336 million of cash; accordingly the partnership would use $115 million of this cash to pay down the acquisition facility, and use the remaining $221 million to repurchase approximately 11 million outstanding limited partnership units; (iv) the elimination of the approximate 50% non-controlling interest attributable to others in the partnership's consolidated results of BPO in the amount of $5,447 million; and (vi) the adjustment to interest expense for the nine months ended September 30, 2013, and the year ended December 31, 2012 to reflect the associated interest costs of $53 million and $70 million, respectively, estimated at 4% interest rate, comparable with the existing credit facility.

  For each 1% of the common shares of BPO, not currently owned by the partnership, that are not tendered for exchange by BPO common shareholders, the interests of others in consolidated subsidiaries would be increased by $107 million on the unaudited pro forma consolidated balance sheet, and the net income attributable to interests of others in consolidated subsidiaries would increase by $9 million, and $12 million, respectively on the Unaudited pro forma consolidated statements of income for the nine months ended September 30, 2013, and for the year ended December 31, 2012.

(i)
Equity Enhancement related to acquisition of the common shares of BPO

  The partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the operating partnership's total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership's units on the New York Stock Exchange (or other exchange or market where the partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield's interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

  The unaudited pro forma consolidated statement of income for the nine months ended September 30, 2013 reflects the equity enhancement distribution of $13 million that would have been incurred from April 15, 2013 (the date of spin-off) and September 30, 2013 had the BPO transaction described in note 4(h) occurred on January 1, 2013. However, the initial market capitalization on spin-off is assumed to remain what it had been on the initial date of the spin-off. The equity enhancement distribution is calculated using the September 30, 2013 trading price of the partnership's LP units on the New York Stock Exchange. In addition, Brookfield has agreed to forego the equity enhancement fee on the acquisition facility described in note 4(h), which is also considered in the pro forma adjustment. No adjustment is presented for the unaudited pro forma consolidated statement of income for the year ended December 31, 2012, as no available market prices for the partnership's limited units are available prior to the spin-off.

(j)
Pro forma earnings per limited partnership unit

  The pro forma weighted average number of units and the earnings per unit for the nine month period ended September 30, 2013 and for the year ended December 31, 2012, respectively, assume that approximately 277.4 million units of the partnership will be issued and outstanding. A 1 million increase in the number of units that will be issued as part of the BPO transaction will decrease the earnings per unit by $0.0057 and $0.0096 for the nine month period ended September 30, 2013 and year ended December 31, 2012, respectively.

 ANNEX E

IMPORTANT INFORMATION REGARDING THE BPY FILING PERSONS

        Set forth below is information about (i) the name, state of organization, principal business, the address and telephone number of the principal office of each of the BPY Filing Persons and the BPY General Partner and (ii) the name and title of each executive officer and director of those entities, his or her business address and telephone number, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. With the exception of Gordon E. Arnell, Richard B. Clark, Jack L. Cockwell, J. Bruce Flatt, David W. Kerr, Lance Liebman, Philip B. Lind, Samuel J. B. Pollock and Diana L. Taylor, none of the directors or officers of each of the BPY Filing Persons and the BPY General Partner is a beneficial owner of BPO Common Shares.

Brookfield Property Partners L.P.

        Brookfield Property Partners is a commercial real estate owner, operator and investor. Brookfield Property Partners is a Bermuda exempted limited partnership. The principal executive office of Brookfield Property Partners is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +441 294-3309. As required by law, our limited partnership agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BPY General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors. See "— Brookfield Property Partners Limited" below for the board of directors of the BPY General Partner.

Brookfield Property Split Corp.

        BOP Split was formed for the purpose of the Offer to become an effective issuer of BPO Preferred Shares. BOP Split is a corporation incorporated under the Business Corporations Act (British Columbia). BOP Split's registered office is 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver BC V6E 4N7 and its telephone number is (416) 363-9491. The directors of BOP Split are David Arthur, Murray Goldfarb and Jeffrey M. Blidner. The executive officers of BOP Split are Richard B. Clark and John Stinebaugh.

Brookfield Office Properties Exchange LP

        Exchange LP was formed for the purpose of the Offer to issue Exchange LP Units to Canadian Shareholders. Exchange LP was established as an Ontario limited partnership by BOP Split, as limited partner, and GP ULC, as general partner. Exchange LP's registered office is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and its telephone number is (416) 363-9491. The directors of GP ULC are David Arthur, Murray Goldfarb and Jeffrey M. Blidner. The executive officers of GP ULC are Richard B. Clark and John Stinebaugh.

Brookfield Asset Management Inc.

        Brookfield Asset Management is a global alternative asset manager with a focus on real estate, infrastructure, power and private equity. Brookfield Asset Management is an Ontario corporation. The principal executive office of Brookfield Asset Management is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, Canada M5J 2T3, and the telephone number is +416 363-9491. The directors of Brookfield Asset Management are Jeffrey M. Blidner, Jack L. Cockwell, Marcel R. Coutu, Lord O'Donnell, J. Bruce Flatt, Robert J. Harding, Maureen Kempston Darkes, David W. Kerr, Lance Liebman, Philip B. Lind, Frank J. McKenna, Youssef A. Nasr, James A. Pattison, Seek Ngee Huat, Diana L. Taylor and George S. Taylor. The executive and corporate officers of Brookfield Asset Management are Jeffrey M. Blidner, J. Bruce Flatt, Brian D. Lawson, George E. Myhal, Samuel J.B. Pollock and A.J. Silber.

Brookfield Property Partners Limited

        BPY General Partner is the general partner of Brookfield Property Partners and a wholly-owned subsidiary of Brookfield Asset Management. BPY General Partner is exempted limited company existing under the laws of

Bermuda. The principal executive office of the BPY General Partner is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +441 294-3309. The directors of the BPY General Partner are Gordon E. Arnell, Jeffrey M. Blidner, Omar Carneiro da Cunha, Stephen DeNardo, Louis Joseph Maroun, Lars Rodert and José Ramón Valente Vías. The BPY General Partner does not have executive officers. Brookfield Property Group LLC, a subsidiary of Brookfield Asset Management, currently provides management services to the BPY General Partner. The executive officers of Brookfield Property Group LLC are Richard B. Clark and John Stinebaugh.

Officers and Directors

Name	Principal Occupation	Business Address	Citizenship

Gordon E. Arnell	Corporate Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

David Arthur	Managing Partner, Brookfield Property Group	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Jeffrey M. Blidner	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Omar Carneiro da Cunha	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes	Av. Visconde de Albuquerque, 999, Rio de Janeiro, RJ, Brasil, CEP- 22450-001	Brazil

Richard B. Clark	Chief Executive Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	Brookfield Place, 250 Vesey St., 15th Fl., New York, NY USA 10281-1023	U.S.A.

Jack L. Cockwell	Group Chairman of Brookfield	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Canada

Marcel R. Coutu	President and Chief Executive Officer of Canadian Oil Sands Limited	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 – 7th Ave. S.W., Calgary, Alberta T2P 3N9 Canada	Canada

Stephen DeNardo	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC	1 Atlantic St. Ste 703, Stamford, Connecticut, United States of America, 06901	U.S.A.

J. Bruce Flatt	Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Murray Goldfarb	Senior Vice President, Counsel, Brookfield Property Group	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.

Robert J. Harding	Past Chairman and Corporate Director of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Name	Principal Occupation	Business Address	Citizenship

Maureen Kempston Darkes	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Canada

David W. Kerr	Corporate Director of Brookfield	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Canada

Brian D. Lawson	Senior Managing Partner and Chief Financial Officer of Brookfield Asset Management	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Lance Liebman	Director, America Law Institute	Columbia Law School, 435 West 116th Street, New York, New York 10027 – 7297, U.S.A.	U.S.A.

Philip B. Lind	Vice-Chairman of Rogers Communications Inc.	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Canada

Louis Joseph Maroun	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation	Dill Lane, Full Fathoms, Devonshire, Bermuda DV07	Canada

Frank J. McKenna	Deputy Chair of TD Bank Group and Chair of Brookfield	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Canada

George E. Myhal	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

Youssef A. Nasr	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	P.O. Box 16 5927, Beirut, Lebanon	Lebanon and U.S.A.

Lord O'Donnell	Strategic Advisor to TD Bank Group	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	United Kingdom

James A. Pattison	Chairman and Chief Executive Officer of The Jim Pattison Group	The Jim Pattison Group, 1800 – 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Canada

Samuel J.B. Pollock	Senior Managing Partner of Brookfield	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

José Ramón Valente Vías	Partner and Executive Director of ECONSULT	El Golf 99, Of. 1201, Las Condes, Santiago, Chile, South America	Chile

Lars Rodert	Senior Portfolio Manager of Inter IKEA Treasury, North America and Europe	Dreve Richelle 161 1410 Waterloo, Belgium	Sweden

Ngee Huat Seek	Corporate Director of Brookfield	168 Robinson Road, #37 – 01 Capital Tower Singapore 068912	Singapore

Name	Principal Occupation	Business Address	Citizenship

A.J. Silber	Vice-President, Legal Affairs and Corporate Secretary of Brookfield Asset Management	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Canada

John Stinebaugh	Chief Financial Officer of Brookfield Property Group LLC, one of the service providers of Brookfield Property Partners L.P.	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-1023	U.S.A.

Diana L. Taylor	Managing Director, Wolfensohn & Company L.L.C.	Wolfensohn & Company L.L.C., 1350 Avenue of the Americas, Suite 2900, New York, N.Y. 10019	U.S.A.

George S. Taylor	Corporate Director of Brookfield	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario, N4X 1C6, Canada	Canada

        During the last five years, none of the BPY Filing Persons, the BPY General Partner or any of the officers or directors of such entities have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        With the exception of Gordon E. Arnell (formerly Chairman of Brookfield Office Properties Inc.), Richard B. Clark (formerly Chief Executive Officer of Brookfield Office Properties Inc.), Murray Goldfarb (formerly Partner at Fried, Frank, Harris, Shriver & Jacobson LLP), Youssef A. Nasr (formerly Chairman and Chief Executive Officer of HSBC Middle East Ltd.), Lord O'Donnell (formerly Cabinet Secretary and head of the British Civil Service), Ngee Huat Seek (formerly Advisor at GIC Real Estate Pte. Ltd.), and John Stinebaugh (formerly Chief Financial Officer of Brookfield Infrastructure Partners L.P.), each of the individuals listed above has held his or her principal occupation for more than the past five years.

 ANNEX F

COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF
SECTION 206 OF THE CBCA

Definitions

206.
(1) The definitions in this subsection apply in this Part.

"dissenting offeree" means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes a subsequent holder of that share who acquires it from the first mentioned holder;

"offer" includes an invitation to make an offer;

"offeree" means a person to whom a take-over bid is made;

"offeree corporation" means a distributing corporation whose shares are the object of a take-over bid;

"offeror" means a person, other than an agent or mandatary, who makes a take-over bid, and includes two or more persons who, directly or indirectly,

  (a)
  make take-over bids jointly or in concert; or

  (b)
  intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made;

"share" means a share, with or without voting rights, and includes

  (a)
  a security currently convertible into such a share; and

  (b)
  currently exercisable options and rights to acquire such a share or such a convertible security; and

"take-over bid" means an offer made by an offeror to shareholders of a distributing corporation at approximately the same time to acquire all of the shares of a class of issued shares, and includes an offer made by a distributing corporation to repurchase all of the shares of a class of its shares.

Right to Acquire

(2)
If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the shares of any class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this section, to acquire the shares held by the dissenting offerees.

Notice

(3)
An offeror may acquire shares held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree and to the Director stating that

(a)
the offerees holding not less than ninety per cent of the shares to which the bid relates accepted the take-over bid;

(b)
the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;

(c)
a dissenting offeree is required to elect

(i)
to transfer their shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)
to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within twenty days after receiving the offeror's notice;

  (d)
  a dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

  (e)
  a dissenting offeree must send their shares to which the take-over bid relates to the offeree corporation within twenty days after receiving the offeror's notice.

Notice of adverse claim

(4)
Concurrently with sending the offeror's notice under subsection (3), the offeror shall send to the offeree corporation a notice of adverse claim in accordance with section 78 with respect to each share held by a dissenting offeree.

Share certificate

(5)
A dissenting offeree to whom an offeror's notice is sent under subsection (3) shall, within twenty days after receiving the notice,

(a)
send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation; and

(b)
elect

(i)
to transfer the shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)
to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within those twenty days.

Deemed election

(5.1)  A dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms on which the offeror acquired the shares from the offerees who accepted the take-over bid.

Payment

(6)
Within twenty days after the offeror sends an offeror's notice under subsection (3), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i).

Consideration

(7)
The offeree corporation is deemed to hold in trust for the dissenting shareholders the money or other consideration it receives under subsection (6), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

When corporation is offeror

(7.1)  A corporation that is an offeror making a take-over bid to repurchase all of the shares of a class of its shares is deemed to hold in trust for the dissenting shareholders the money and other consideration that it would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i), and the corporation shall, within twenty days after a notice is sent under subsection (3), deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

Duty of offeree corporation

(8)
Within thirty days after the offeror sends a notice under subsection (3), the offeree corporation shall

(a)
if the payment or transfer required by subsection (6) is made, issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees;

(b)
give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (5)(b)(i) and who sends share certificates as required by paragraph (5)(a) the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money; and

(c)
if the payment or transfer required by subsection (6) is made and the money or other consideration is deposited as required by subsection (7) or (7.1), send to each dissenting shareholder who has not sent share certificates as required by paragraph (5)(a) a notice stating that

(i)
the dissenting shareholder's shares have been cancelled,

(ii)
the offeree corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which that shareholder is entitled as payment for or in exchange for the shares, and

(iii)
the offeree corporation will, subject to subsections (9) to (18), send that money or other consideration to that shareholder without delay after receiving the shares.

Application to court

(9)
If a dissenting offeree has elected to demand payment of the fair value of the shares under subparagraph (5)(b)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (6), apply to a court to fix the fair value of the shares of that dissenting offeree.

Idem

(10)
If an offeror fails to apply to a court under subsection (9), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

Status of dissenter if no court application

(11)
Where no application is made to a court under subsection (10) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer their shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

Venue

(12)
An application under subsection (9) or (10) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides if the corporation carries on business in that province.

No security for costs

(13)
A dissenting offeree is not required to give security for costs in an application made under subsection (9) or (10).

Parties

(14)
On an application under subsection (9) or (10)

(a)
all dissenting offerees referred to in subparagraph (5)(b)(ii) whose shares have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

  (b)
  the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(15)
On an application to a court under subsection (9) or (10), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

Appraisers

(16)
A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of a dissenting offeree.

Final order

(17)
The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the shares as fixed by the court.

Additional powers

(18)
In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may

(a)
fix the amount of money or other consideration that is required to be held in trust under subsection (7) or (7.1);

(b)
order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c)
allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver their share certificates under subsection (5) until the date of payment; and

(d)
order that any money payable to a shareholder who cannot be found be paid to the Receiver General and subsection 227(3) applies in respect thereof.

Obligation to acquire shares

206.1 (1) If a shareholder holding shares of a distributing corporation does not receive an offeror's notice under subsection 206(3), the shareholder may

  (a)
  within ninety days after the date of termination of the take-over bid, or

  (b)
  if the shareholder did not receive an offer pursuant to the take-over bid, within ninety days after the later of

  (i)
  the date of termination of the take-over bid, and

  (ii)
  the date on which the shareholder learned of the take-over bid,

require the offeror to acquire those shares.

Conditions

(2)
If a shareholder requires the offeror to acquire shares under subsection (1), the offeror shall acquire the shares on the same terms under which the offeror acquired or will acquire the shares of the offerees who accepted the take-over bid.

The Depositary for the Offer is:
Canadian Stock Transfer Company Inc.

By Registered Mail, by Hand or by Courier
320 Bay Street, Basement Level (B1)
Toronto, ON M5H 4A6

By Mail
P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

North American Toll Free Phone: 1-800-387-0825
 E-mail: inquiries@canstockta.com
 Facsimile: 1-888-249-6189
 Outside North America, Banks and Brokers Call Collect: 416-682-3860

The Information Agent for the Offer is:
CST Phoenix Advisors, a division of CST Trust Company

North American Toll Free Phone: 1-866-822-1245
 Banks, Brokers and collect calls: 201-806-2222
 Toll Free Facsimile: 1-888-509-5907
 Email: inquiries@phoenixadvisorscst.com

Any questions or requests for assistance or additional copies of this document and related Offer documents may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders whose BPO Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their BPO Common Shares.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

        See Annex A, "Related Party Transactions—Relationship with Brookfield—Indemnification Arrangements".

Item 21.    Exhibits and Financial Statement Schedules

  (a)
  Exhibit.

    See the Exhibit Index.

  (b)
  Financial Statement Schedules.

        The supplemental schedule of investment property information of Brookfield Property Partners L.P. has been furnished as Schedule III to the combined and consolidated financial statements as at December 31, 2012 and December 31, 2011 and for each of the years in the three year period ended December 31, 2012 of Brookfield Property Partners L.P. included in Annex A of the prospectus.

  (c)
  Report, Opinion or Appraisal:

        The formal valuation of Morgan Stanley Canada Limited of common shares of Brookfield Office Properties Inc. and limited partnership units of Brookfield Property Partners L.P. has been furnished as Annex C of the prospectus.

Item 22.    Undertakings

        (a)   The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (b)   The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Brookfield Property Partners L.P. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton, Bermuda, on December 23, 2013.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED
By:	/s/ Jane Sheere Name: Jane Sheere Title: Corporate Secretary

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Richard B. Clark, John Stinebaugh and Jane Sheere his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on December 23, 2013.

Signature	Title

/s/ Richard B. Clark Richard B. Clark	Chief Executive Officer (Principal Executive Officer)
/s/ John Stinebaugh John Stinebaugh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Gordon E. Arnell Gordon E. Arnell	Director
/s/ Jeffrey Blidner Jeffrey Blidner	Director
/s/ Omar Carneiro da Cunha Omar Carneiro da Cunha	Director
/s/ Stephen DeNardo Stephen DeNardo	Director
/s/ Louis Joseph Maroun Louis Joseph Maroun	Director
/s/ Lars Rodert Lars Rodert	Director
/s/ José Ramón Valente Vías José Ramón Valente Vías	Director

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Brookfield Property Partners L.P. in this United States, in New York, on December 23, 2013.

Authorized U.S. Representative
By:	/s/ John Stinebaugh Name: John Stinebaugh Title: Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Certificate of Registration of Brookfield Property Partners L.P., registered as of January 3, 2012 (incorporated by reference to Exhibit 1.1 to Brookfield Property Partners L.P.'s Registration Statement on Form 20-F filed with the SEC on June 12, 2012).
3.2
Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., dated August 8, 2013 (incorporated by reference to Exhibit 99.2 to Brookfield Property Partners L.P.'s Form 6-K filed with the SEC on August 8, 2013).
5.1	Opinion of Appleby (Bermuda) Limited.
8.1	Opinion of Torys LLP relating to U.S. tax matters.
8.2	Opinion of Torys LLP relating to Canadian tax matters.
10.1
Amended and Restated Master Purchase Agreement between Brookfield Property Partners L.P. and Brookfield Asset Management Inc. (incorporated by reference to Exhibit 4.1 to Brookfield Property Partners L.P.'s Registration Statement on Form 20-F filed with the SEC on February 1, 2013).
10.2
Amended and Restated Master Services Agreement by and among Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield Global Management Limited and other parties thereto, dated August 8, 2013 (incorporated by reference to Exhibit 99.3 to Brookfield Property Partners L.P.'s Form 6-K filed with the SEC on August 8, 2013).
10.3
Second Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated August 8, 2013 (incorporated by reference to Exhibit 99.1 to Brookfield Property Partners L.P.'s Form 6-K filed with the SEC on August 8, 2013).
10.4
Relationship Agreement among Brookfield Property Partners L.P. and Brookfield Asset Management Inc. dated April 10, 2013 (incorporated by reference to Exhibit 99.4 to Brookfield Property Partners L.P.'s Form 6-K filed with the SEC on April 16, 2013).
10.5
Registration Rights Agreement between Brookfield Property Partners L.P. and Brookfield Asset Management Inc. dated April 10, 2013 (incorporated by reference to Exhibit 99.6 to Brookfield Property Partners L.P.'s Form 6-K filed with the SEC on April 16, 2013).
10.6	Form of Lock-up Agreement, dated September 29, 2013, by and between Brookfield Property Partners L.P. and certain stockholders of Brookfield Office Properties Inc.
10.7	Credit Agreement, dated , by and among .*
21.1	List of significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Property Partner L.P. (incorporated by reference to "Annex A—Organizational Structure").
23.1	Consent of Deloitte LLP relating to audited combined and consolidated financial statements of Brookfield Property Partners L.P.
23.2	Consent of Deloitte LLP relating to audited consolidated financial statements of Brookfield Office Properties Inc.
23.3	Consent of Deloitte & Touche LLP relating to audited consolidated financial statements of General Growth Properties, Inc.
23.4	Consent of KPMG LLP relating to audited financial statements of GGP/Homart II L.L.C.
23.5	Consent of KPMG LLP relating to audited financial statements of GGP-TRS L.L.C.
23.6	Consent of Torys LLP (contained in Exhibits 8.1 and 8.2).
24.1	Powers of Attorney (included on signature pages).
99.1	Consent of Morgan Stanley Canada Limited (included in prospectus).
99.2	Form of Letter of Transmittal.*

Exhibit Number	Description of Document
99.3	Form of Notice of Guaranteed Delivery.*
99.4	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
99.5	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

*  To be filed by amendment.

QuickLinks

CALCULATION OF REGISTRATION FEE
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REPORTING CURRENCY AND CURRENCY EXCHANGE RATE INFORMATION
CURRENCY OF INFORMATION AND MEANING OF CERTAIN REFERENCES
HISTORICAL PERFORMANCE, MARKET DATA AND FINANCIAL INFORMATION
NOTICE REGARDING BPO INFORMATION
USE OF NON-IFRS MEASURES BY BROOKFIELD PROPERTY PARTNERS
FORWARD LOOKING INFORMATION
TABLE OF CONTENTS
SUMMARY
SPECIAL FACTORS
RISK FACTORS
THE OFFER
CIRCULAR
GLOSSARY
CONSENT OF TORYS LLP
CONSENT OF MORGAN STANLEY CANADA LIMITED
CERTIFICATE OF BROOKFIELD PROPERTY PARTNERS L.P.
CERTIFICATE OF BROOKFIELD PROPERTY SPLIT CORP.
CERTIFICATE OF BROOKFIELD OFFICE PROPERTIES EXCHANGE LP
ANNEX A INFORMATION CONCERNING BROOKFIELD PROPERTY PARTNERS L.P.
TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS
BROOKFIELD PROPERTY PARTNERS L.P.
BROOKFIELD PROPERTY PARTNERS L.P. CONDENSED CONSOLIDATED BALANCE SHEETS
BROOKFIELD PROPERTY PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF INCOME
BROOKFIELD PROPERTY PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
BROOKFIELD PROPERTY PARTNERS L.P. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BROOKFIELD PROPERTY PARTNERS L.P.
Report of Independent Registered Public Accounting Firm
BROOKFIELD PROPERTY PARTNERS L.P. COMBINED AND CONSOLIDATED BALANCE SHEETS
BROOKFIELD PROPERTY PARTNERS L.P. COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
BROOKFIELD PROPERTY PARTNERS L.P. COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD PROPERTY PARTNERS L.P. COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
BROOKFIELD PROPERTY PARTNERS L.P. COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE III — SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
GENERAL GROWTH PROPERTIES, INC.
GENERAL GROWTH PROPERTIES, INC. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDEPENDENT AUDITORS' REPORT
INDEPENDENT AUDITORS' REPORT
GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED BALANCE SHEETS
GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF EQUITY
GENERAL GROWTH PROPERTIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
GENERAL GROWTH PROPERTIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GENERAL GROWTH PROPERTIES, INC. NOTES TO SCHEDULE III
ANNEX B UNAUDITED FINANCIAL STATEMENTS OF EXCHANGE LP
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP UNAUDITED BALANCE SHEET (all dollar amounts are in U.S. dollars)
BROOKFIELD OFFICE PROPERTIES EXCHANGE LP NOTES TO THE UNAUDITED BALANCE SHEET
ANNEX C VALUATIONS
ANNEX D PRO FORMA INFORMATION
BROOKFIELD PROPERTY PARTNERS L.P. Unaudited pro forma consolidated financial statements
BROOKFIELD PROPERTY PARTNERS L.P. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
ANNEX E IMPORTANT INFORMATION REGARDING THE BPY FILING PERSONS
ANNEX F COMPULSORY AND COMPELLED ACQUISITION PROVISIONS OF SECTION 206 OF THE CBCA
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers
  Item 21. Exhibits and Financial Statement Schedules
  Item 22. Undertakings
SIGNATURES
POWER OF ATTORNEY
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX